As confidentially submitted with the U.S. Securities and Exchange Commission on August 29, 2022. This amendment to the draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1

to

FORM F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SUNCAR TECHNOLOGY GROUP INC.

(Exact name of Registrant as specified in its charter)

Cayman Islands	6770	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

c/o Shanghai Feiyou Trading Co., Ltd.
Suite 209, No. 656 Lingshi Road

Jing’an District, Shanghai, 200072
People’s Republic of China
Tel: (86) 138-1779-6110

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Yongsheng Liu
Sole Director
15/F, Aubin House
171-172 Gloucester Road
Wanchai, Hong Kong
Tel: (86) 186-0217-2929

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of communications to:

Mitchell S. Nussbaum, Esq. Giovanni Caruso, Esq. Loeb & Loeb LLP 345 Park Avenue New York, New York 10154 (212) 407-4000	Elizabeth F. Chen, Esq. Pryor Cashman LLP 7 Times Square New York, NY 10036 (212) 326-0199

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all other conditions under the Merger Agreement described herein.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the U.S. Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction or state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED August 29, 2022

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF
GOLDENBRIDGE ACQUISITION LIMITED
AND PROSPECTUS FOR ORDINARY SHARES, RIGHTS, WARRANTS AND UNITS
OF SUNCAR TECHNOLOGY GROUP INC.

Proxy Statement/Prospectus dated    [●], 2022
and first mailed to the shareholders of Goldenbridge Acquisition Limited on or about [●], 2022

To the Shareholders of Goldenbridge Acquisition Limited:

You are cordially invited to attend the Extraordinary General Meeting of the Shareholders of Goldenbridge Acquisition Limited (“Goldenbridge” “GBRG” “we”, “our”, or “us”), which will be held at, Eastern time, on [●],[●], 2022 (the “Extraordinary General Meeting”). Due to the COVID-19 pandemic, we will be holding the Extraordinary General Meeting virtually via teleconference using the following dial-in information:

US Toll Free
International Toll
Participant Passcode

Goldenbridge is a British Virgin Islands business company incorporated as a blank check company for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities, which we refer to as a “target business.” The business combination will be completed through a two-step process consisting of the Reincorporation Merger (as defined below) and the Acquisition Merger (as defined below). The Reincorporation Merger and the Acquisition Merger are collectively referred to herein as the “Business Combination.” As a holding company with no material operations of its own, Goldenbridge conducts its operations through an office space in Hong Kong and its sponsor and certain of its executive officers and/or directors are located in or have significant ties to Hong Kong. As a result of it having certain of its executive officers and/or directors located in or with significant ties to Hong Kong, Goldenbridge is subject to legal and operational risks associated with acquiring and operating a target business with its primary operations in China.

Goldenbridge has entered into an agreement and plan of merger, dated as of May 23, 2022 (as it may be amended from time to time, the “Merger Agreement”), which provides for a Business Combination between Goldenbridge and Auto Services Group Limited, a Cayman Islands exempted company (“SunCar”). Pursuant to the Merger Agreement, the Business Combination will be effected in two steps: (i) subject to the approval and adoption of the Merger Agreement, the Pre-Merger Charter Amendment and PubCo Charter Proposal by the shareholders of Goldenbridge, Goldenbridge will reincorporate in the Cayman Islands by merging with and into SunCar Technology Group Inc., a Cayman Islands exempted company and wholly owned subsidiary of Goldenbridge (“PubCo”), with PubCo remaining as the surviving publicly traded entity (the “Reincorporation Merger”); (ii) one business day after the Reincorporation Merger, SunCar Technology Global Inc. (“Merger Sub”), a Cayman Islands exempted company and wholly owned subsidiary of PubCo, will be merged with and into SunCar, resulting in SunCar being a wholly owned subsidiary of PubCo (the “Acquisition Merger”). The Merger Agreement is by and among Goldenbridge, PubCo, Merger Sub, SunCar, certain shareholders of SunCar (“Principal Shareholders”) and Ye Zaichang, an individual as the representative of the shareholders of SunCar (“Principal Shareholders’ Representative”).

The aggregate consideration for the Acquisition Merger is $800,000,000, payable in the form of 80,000,000 newly issued PubCo Ordinary Shares (the “Closing Payment Shares”) valued at $10.00 per share to SunCar and its shareholders. At the closing of the Acquisition Merger, the issued and outstanding shares in SunCar held by the former SunCar shareholders will be cancelled and cease to exist, in exchange for the issuance of an aggregate of 30,371,434.76 PubCo Class A Ordinary Shares and 49,628,565.24 PubCo Class B Ordinary Shares, among which 1,000,000 PubCo Ordinary Shares are to be issued and held in escrow to satisfy any indemnification obligations incurred under the Merger Agreement. At the closing of the Acquisition Merger, the one fully paid share in Merger Sub held by PubCo will become one fully paid share in the surviving corporation, so that SunCar will become a wholly-owned subsidiary of PubCo.

In addition to the Closing Payment Shares, Mr. Zaichang Ye, the Chief Executive Officer of SunCar may be entitled to receive earn-out shares as follows: (i) 1,600,000 PubCo Class A Ordinary Shares if SunCar’s revenue equals or exceeds US$258,000,000 for the fiscal year ending December 31, 2022, as reflected on the audited consolidated financial statements of SunCar as of and for the fiscal year ended December 31, 2022; (ii) 1,600,000 PubCo Class A Ordinary Shares if SunCar’s revenue equals or exceeds US$352,000,000 for the fiscal year ending December 31, 2023, as reflected on the audited consolidated financial statements of SunCar as of and for the fiscal year ended December 31, 2023; and (iii) 1,600,000 PubCo Class A Ordinary Shares if SunCar’s revenue equals or exceeds US$459,000,000 for the fiscal year ending December 31, 2024, as reflected on the audited consolidated financial statements of SunCar as of and for the fiscal year ended December 31, 2024.

Upon the closing of the Business Combination, ordinary shares of PubCo will be reclassified into class A ordinary shares (“PubCo Class A Ordinary Shares”) and class B ordinary shares (“PubCo Class B Ordinary Shares,” together with PubCo Class A Ordinary Shares, collectively “PubCo Ordinary Shares”) where each PubCo Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the post-Business Combination company and each PubCo Class B Ordinary Share shall be entitled to ten (10) votes on all matters subject to vote at all general meetings of the post-Business Combination company. At the closing of the Business Combination, the former Goldenbridge shareholders will receive the consideration specified below and the former shareholders of SunCar will receive an aggregate of 30,371,434.76 PubCo Class A Ordinary Shares and 49,628,565.24 PubCo Class B Ordinary Shares, among which 1,000,000 PubCo Ordinary Shares are to be issued and held in escrow to satisfy any indemnification obligations incurred under the Merger Agreement.

At the Extraordinary General Meeting, Goldenbridge shareholders will be asked to consider and vote upon the following proposals:

1.	approval of the Reincorporation Merger, which we refer to as the “Reincorporation Merger Proposal” or “Proposal No. 1;”

2.	approval of the Acquisition Merger, which we refer to as the “Acquisition Merger Proposal” or “Proposal No. 2;”

3.	approval of the Nasdaq Proposal, which we refer to as the “Nasdaq Proposal” or “Proposal No. 3,”

4.	approval of Goldenbridge’s Pre-Merger Charter Amendment, which we refer to as the “Pre-Merger Charter Amendment Proposal” or “Proposal No. 4;”

5.	approval of the PubCo Charter Proposal, which we refer to as the “PubCo Charter Proposal” or “Proposal No. 5;” and

6.	approval to adjourn the Extraordinary General Meeting under certain circumstances, which is more fully described in the accompanying proxy statement/prospectus, which we refer to as the “Adjournment Proposal” or “Proposal No. 6 ” and, together with the Reincorporation Merger Proposal, the Acquisition Merger Proposal, the Nasdaq Proposal, the Pre-Merger Charter Amendment Proposal, and the PubCo Charter Proposal, the “Proposals.”

If the Goldenbridge shareholders approve the Reincorporation Merger Proposal and the Acquisition Merger Proposal, immediately prior to the consummation of the Business Combination, all outstanding units of Goldenbridge (each of which consists of one GBRG Ordinary Share, one GBRG Right and one GBRG Warrant) (the “GBRG Units”) will cease separate existence and trading. Upon the consummation of the Business Combination, the current equity holdings of the Goldenbridge shareholders shall be exchanged as follows:

(i)	Each Goldenbridge ordinary share, no par value (“GBRG Ordinary Share”), issued and outstanding immediately prior to the effective time of the Reincorporation Merger (other than any redeemed shares), will automatically be cancelled and cease to exist and for each such GBRG Ordinary Share, PubCo shall issue to each Goldenbridge shareholder (other than the Goldenbridge shareholders who exercise their redemption rights in connection with the Business Combination) one validly issued PubCo Class A Ordinary Share, which, unless explicitly stated herein, shall be fully paid;

(ii)	Each warrant to purchase one-half of one GBRG Ordinary Share (“GBRG Warrant”) issued and outstanding immediately prior to the effective time of the Reincorporation Merger will convert into a warrant to purchase one-half of one PubCo Class A Ordinary Share (each, a “PubCo Warrant”) (or equivalent portion thereof). The PubCo Warrants will have substantially the same terms and conditions as set forth in the GBRG Warrants; and

(iii)	The holders of Goldenbridge rights (exchangeable into one-tenth of one GBRG Ordinary Share) (collectively, the “GBRG Rights”) issued and outstanding immediately prior to the effective time of the Reincorporation Merger will receive one-tenth (1/10) of one PubCo Class A Ordinary Share in exchange for the cancellation of each GBRG Right; provided, however, that no fractional shares will be issued and all fractional shares will be rounded to the nearest whole share.

It is anticipated that, upon consummation of the Business Combination, Goldenbridge’s existing shareholders, including the Sponsor (as defined below), will own approximately [●]% of the issued PubCo Ordinary Shares, and SunCar’s current shareholders will own approximately [●]% of the issued PubCo Ordinary Shares. These relative percentages assume that (i) none of Goldenbridge’s existing public shareholders exercise their redemption rights, as discussed herein; and (ii) there is no exercise of PubCo Warrants. If any of Goldenbridge’s existing public shareholders exercise their redemption rights, the anticipated percentage ownership of Goldenbridge’s existing shareholders will be reduced. You should read “Summary of the Proxy Statement/Prospectus — The Business Combination and the Merger Agreement” and “Unaudited Pro Forma Condensed Combined Financial Statements” for further information.

The GBRG Units, GBRG Ordinary Shares, GBRG Rights and GBRG Warrants are currently listed on the Nasdaq Capital Market under the symbols “GBRGU,” “GBRG,” “GBRGR” and “GBRGW,” respectively. PubCo intends to apply to list the PubCo Class A Ordinary Shares and PubCo Warrants on the Nasdaq Stock Market under the symbols “SDA” and “SDAW”, respectively, in connection with the closing of the Business Combination. Goldenbridge cannot assure you that the PubCo Class A Ordinary Shares and PubCo Warrants will be approved for listing on Nasdaq.

Investing in PubCo securities involves a high degree of risk. See “Risk Factors” beginning on page 27 for a discussion of information that should be considered in connection with an investment in PubCo securities.

Auto Services Group Limited is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries in China.

SunCar’s PRC Operating Entities (as defined below) face various legal and operational risks and uncertainties related to doing business in China. For instance, SunCar’s PRC Operating Entities face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the ability of the Public Company Accounting Oversight Board (United States) (“PCAOB”) to inspect SunCar’s auditors, which may impact the ability of SunCar’s subsidiaries to conduct certain businesses, accept foreign investors, or list on a United States or foreign exchange after the Business Combination. These risks could result in a material adverse change in SunCar’s business operations and the value of PubCo Class A Ordinary Shares, significantly limit or hinder PubCo’s ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. As SunCar’s PRC Operating Entities do business in China, Chinese regulatory authorities could disallow our structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in China, see “Risk Factors — Risk Factors Relating to Doing Business in China” in this proxy statement/prospectus.

SunCar’s corporate structure is subject to risks associated with its holding company structure. PubCo and its investors may never have a direct ownership interest in the businesses that are conducted by SunCar’s subsidiaries. Our holding company is a Cayman Islands Company and may be regarded as a foreign investor pursuant to PRC Foreign Investment Law. On December 27, 2021, the National Development and Reform Commission of China (“NDRC”) and the Ministry of Commerce (“MOFCOM”) jointly issued the Special Administrative Measures for Foreign Investment Access (Negative List) (2021 Edition), and the Special Administrative Measures for Foreign Investment Access in Pilot Free Trade Zones (Negative List) (2021 Edition), effective January 1, 2022. The majority of online car insurance and aftersales service industry including the segments under which SunCar conducts its business is not included in the 2021 Negative List. SunCar believes its business is not subject to any ownership restrictions prescribed under the Catalogue. However, in the event the 2021 Negative List is amended in the future to include any of the business SunCar is operating, the Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations or in the value of our securities. The PRC government will also establish a foreign investment information reporting system, according to which foreign investors or foreign-invested enterprises shall submit investment information to the competent department for commerce concerned through the enterprise registration system and the enterprise credit information publicity system, and a security review system under which the security review shall be conducted for foreign investment affecting or likely affecting the state security. For a detailed description of the risks associated with SunCar’s corporate structure, please refer to risks disclosed under “Risk Factors — Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” in this proxy statement/prospectus.

SunCar may encounter several limitations related to cash transfer among its PRC Operating Entities, the holding company and its investors. Any funds we transfer to the PRC Operating Entities, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign invested enterprises in China, capital contributions to our PRC Operating Entities are subject to the registration with the State Administration for Market Regulation or its local counterpart and registration with a local bank authorized by SAFE. In addition, (i) any foreign loan procured by our PRC Operating Entities is required to be registered with the SAFE or its local branches and (ii) any of our PRC Operating Entities may not procure loans which exceed the difference between its total investment amount and registered capital or, as an alternative, only procure loans subject to the calculation approach and limitation as provided by the People’s Bank of China. See “Risk Factors - PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds of future offerings to make loans or additional capital contributions to our PRC Operating Entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” As a holding company with no operations, our ability to distribute dividends largely depends on the distribution from our PRC Operating Entities. In addition, if SunCar is determined to be a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ordinary shares, and non-resident enterprise shareholders (including our ordinary shareholders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within China. An “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. See “Risk Factors - We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies and If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ordinary shareholders.”

SunCar also may face risks relating to the lack of PCAOB inspection on its auditor, which may cause PubCo Securities to be delisted from a U.S. stock exchange or prohibited from being traded over-the-counter in the future under the Holding Foreign Companies Accountable Act, if the PCAOB has determined it is unable to investigate SunCar’s auditor completely for three consecutive years beginning in 2021. The delisting or the cessation of trading of PubCo Securities, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would reduce the period of time for foreign companies to comply with PCAOB audits to two consecutive years, instead of three, thus reducing the time period before PubCo Securities may be prohibited from trading or delisted. On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it is unable to inspect or investigate completely registered public accounting firms headquartered in China and Hong Kong, respectively, and identifies the registered public accounting firms in China and Hong Kong that are subject to such determinations. SunCar’s auditor is headquartered in New York City, State of New York and has been inspected by the PCAOB on a regular basis and is therefore not subject to the determinations announced by the PCAOB on December 16, 2021. However, since the audit work was carried out by SunCar’s auditor with the collaboration of its China-based office, the audit working papers of SunCar’s financial statements may not be inspected by the PCAOB without the approval of the PRC authorities. See “Risk Factors — Our auditor is headquartered in Manhattan, New York, and is subject to inspection by the PCAOB on a regular basis. To the extent that our independent registered public accounting firm’s audit documentation related to their audit reports for our company become located in China, the PCAOB may not be able to inspect such audit documentation and, as such, you may be deprived of the benefits of such inspection and our ordinary share could be delisted from the stock exchange pursuant to the Holding Foreign Companies Accountable Act.”

The structure of cash flows within our organization, and as summary of the applicable regulations, is as follows:

Our equity structure is a direct holding structure. SunCar, the entity to be acquired by PubCo, controls Haiyan Trading (Shanghai) Co., Ltd (“Haiyan Trading”, or (the “WFOE”) and other domestic operating entities through the Hong Kong company, China Auto Market Group Ltd. (“China Auto HK”). See “Corporate History and Structure” for additional details.

Within our direct holding structure, the cross-border transfer of funds within our corporate group is legal and compliant with the current laws and regulations of the PRC. After any non-PRC based investors’ funds enter SunCar at SunCar’s securities offerings outside of China, the funds can be directly transferred to China Auto HK, and then transferred to subordinate operating entities through the WFOE in accordance with relevant laws and regulations of the PRC.

If we intend to distribute dividends, we will transfer the funds to China Auto HK from WFOE in accordance with the laws and regulations of the PRC, and then China Auto HK will transfer the dividends to SunCar, and the dividends will be distributed from SunCar to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions.

In the reporting periods presented in this proxy statement/prospectus, (1) no cash transfers have occurred between our holding company and its subsidiaries, (2) no dividends nor distributions have been made by the subsidiaries to our holding company, and (3) our holding company has not paid any dividends nor made any distributions to U.S. investors. As of the date of this proxy statement/prospectus, SunCar does not have any cash management policy. For the foreseeable future, we intend to use the earnings for research and development, to develop new products and to expand its production capacity. As a result, Auto Services Group Limited currently does not have a plan to declare dividends to its shareholders in the foreseeable future.

Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of each of their registered capitals. These reserves are not distributable In addition, PRC Operating Entities cannot distribute dividends until previous years’ loss has been offset. See “Regulations Relating to Dividend Distributions” for more information.

To address persistent capital outflows and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments.

As of [●], 2022, there was approximately $[●] in Goldenbridge’s trust account. On [●], 2022, the last sale price of one GBRG Ordinary Share was $[●].

Pursuant to Goldenbridge’s amended and restated memorandum and articles of association (the “Existing Charter”), Goldenbridge is providing its public shareholders with the opportunity to redeem all or a portion of their GBRG Ordinary Shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in Goldenbridge’s trust account as of two business days prior to the consummation of the Business Combination, including interest, less taxes payable, divided by the number of then outstanding GBRG Ordinary Shares that were sold as part of the GBRG Units in Goldenbridge’s initial public offering (“IPO”), subject to the limitations described herein. Goldenbridge estimates that the per-share price at which public shares may be redeemed from cash held in the trust account will be approximately $[●] at the time of the Extraordinary General Meeting. Goldenbridge’s public shareholders may elect to redeem their shares even if they vote for the Reincorporation Merger or do not vote at all. Goldenbridge has no specified maximum redemption threshold under Goldenbridge’s Existing Charter. Holders of outstanding GBRG Warrants and GBRG Rights do not have redemption rights in connection with the Business Combination.

Goldenbridge is providing this proxy statement/prospectus and accompanying proxy card to its shareholders in connection with the solicitation of proxies to be voted at the Extraordinary General Meeting and at any adjournments or postponements of the Extraordinary General Meeting. The initial shareholders of Goldenbridge and the Sponsor, which collectively own approximately [●]% of GBRG Ordinary Shares as of the record date, have agreed to vote their GBRG Ordinary Shares in favor of the Reincorporation Merger Proposal and the Acquisition Merger Proposal, which transactions comprise the Business Combination, and intend to vote for the Nasdaq Proposal, the Pre-Merger Charter Amendment Proposal and the Adjournment Proposal, although there is no agreement in place with respect to voting on those proposals.

Each shareholder’s vote is very important. Whether or not you plan to attend the Extraordinary General Meeting in person by virtual attendance, please submit your proxy card without delay. Goldenbridge’s shareholders may revoke proxies at any time before they are voted at the meeting. Voting by proxy will not prevent a shareholder from voting in person by virtual attendance if such shareholder subsequently chooses to attend the Extraordinary General Meeting.

The board of directors of Goldenbridge has approved the Merger Agreement, and unanimously recommends that Goldenbridge shareholders vote “FOR” approval of each of the Proposals. When you consider the recommendation of Goldenbridge’s board of director of these Proposals, you should keep in mind that Goldenbridge’s directors and officers have interests in the Business Combination that may conflict with or differ from your interests as a shareholder. See the section titled “The Acquisition Merger Proposal — Interests of Certain Persons in the Business Combination.”

On behalf of the Goldenbridge board of directors, I thank you for your support and we look forward to the successful consummation of the Business Combination.

Sincerely,

/s/ Yongsheng Liu
Yongsheng Liu Chairman of the Board Goldenbridge Acquisition Limited
[*], 2022

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the Business Combination or otherwise, or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

HOW TO OBTAIN ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Goldenbridge that is not included or delivered herewith. If you would like to receive additional information or if you want additional copies of this document, agreements contained in the appendices or any other documents filed by Goldenbridge with the Securities and Exchange Commission, such information is available without charge upon written or oral request. Please contact our proxy solicitor:

[●][●]
[●]
Individuals call toll-free [●]
Banks and brokers call [●]
Email: [●]

If you would like to request documents, please do so no later than five business days prior to the meeting date, or no later than [●], 2022, to receive them before the Extraordinary General Meeting. Please be sure to include your complete name and address in your request. Please see the section titled “Where You Can Find Additional Information” to find out where you can find more information about Goldenbridge and SunCar. You should rely only on the information contained in this proxy statement/prospectus in deciding how to vote on the Business Combination. Neither Goldenbridge nor SunCar has authorized anyone to give any information or to make any representations other than those contained in this proxy statement/prospectus. Do not rely upon any information or representations made outside of this proxy statement/prospectus. The information contained in this proxy statement/prospectus may change after the date of this proxy statement/prospectus. Do not assume after the date of this proxy statement/prospectus that the information contained in this proxy statement/prospectus is still correct.

USE OF CERTAIN TERMS

Unless otherwise stated in this proxy statement/prospectus, references to:

●	“Business Combination”, “the Transaction”, or “this Transaction” are the mergers contemplated under the Merger Agreement;

●	“China” or “PRC” are to the People’s Republic of China;

●	“Closing Date” are to the date on which the Acquisition Merger is consummated;

●	“Combination Period” means the period of time to consummate an initial business combination by Goldenbridge before December 4, 2022;

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	“Existing Charter” means Goldenbridge’s Memorandum and Articles of Association, as amended and restated;

●	“Escrow Agreement” are to an escrow agreement to be entered into by and among PubCo, the Shareholders’ Representative of SunCar and an escrow agent, pursuant to which PubCo will issue 1,000,000 PubCo Ordinary Shares to be held in escrow to secure the indemnification obligations as contemplated by the Merger Agreement;

●	“Hong Kong” or “HK” are to the Hong Kong Special Administrative Region of the PRC;

●	“IPO” are to the initial public offering of 5,000,000 units of Goldenbridge consummated on March 4, 2021;

●	“Loeb” are to Loeb & Loeb LLP;

●	“LOI” are to a letter of intent;

●	“Maxim” are to Maxim Group LLC;

●	“Merger Agreement” are to the agreement and plan of merger among Goldenbridge, PubCo, Merger Sub, SunCar and certain other parties;

●	“Plan of Merger” are respectively to the statutory plan of merger (including the memorandum and articles of association) to be filed with the Registrar of Companies in the Cayman Islands and the Registrar of Corporate Affairs in the British Virgin Islands;

●	“PRC Legal Advisor” are to Allbright Law Offices;

●	“PRC Operating Entities” are to Shanghai Xuanbei Automobile Service Co., Limited (“Shanghai Xuanbei”) and its subsidiaries, Shanghai Shengshi Dalian Automobile Service Co., Limited (“Shengda Automobile”) and its subsidiaries, Sun Car Online Insurance Agency Co., Ltd. (“SUNCAR Online”) and its subsidiaries, Haiyan Trading (Shanghai) Co., Limited (“Haiyan”) and its subsidiaries, Shanghai Feiyou Trading Co., Limited (“Shanghai Feiyou”) and its subsidiaries;

●	“RMB” or “Renminbi” are to the legal currency of the PRC;

●	“Sponsor” are to Cross Wealth Investment Holding Limited;

●	“SunCar”, “we”, “our” or “us” are to Auto Services Group Limited, a Cayman Islands holding company having no operations, and, when describing SunCar’s consolidated financial information, also includes SunCar’s subsidiaries in China;

●	“U.S. Dollars,” “$,” or “US$” are to the legal currency of the United States; and

●	“U.S. GAAP” are to accounting principles generally accepted in the United States.

Auto Services Group Limited is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries in China. Investors will only hold equity interests in SunCar, a Cayman Islands holding company and will never have a direct ownership interest SunCar’s PRC Operating Entities in China.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus are made at RMB [*] to US$1.00, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 30, 2022. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

Goldenbridge Acquisition Limited
15/F, Aubin House
171-172 Gloucester Road
Wanchai, Hong Kong
Tel: (86) 186-0217-2929

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON [●], 2022

TO THE SHAREHOLDERS OF GOLDENBRIDGE ACQUISITION LIMITED:

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Shareholders of Goldenbridge Acquisition Limited, a British Virgin Islands company (“Goldenbridge”), will be held on [●], 2022 at [●] [●], Eastern Time virtually via a teleconference using the following dial-in information:

US Toll Free
International Toll
Participant Passcode

During the Extraordinary General Meeting, Goldenbridge’s shareholders will be asked to consider and vote upon the following proposals, which we refer to herein as the “Proposals”:

●	To approve the merger of Goldenbridge with and into PubCo, its wholly owned Cayman Islands subsidiary, with PubCo surviving the merger. The merger will change Goldenbridge’s place of incorporation from the British Virgin Islands to the Cayman Islands. We refer to the merger as the Reincorporation Merger. This proposal is referred to as the Reincorporation Merger Proposal or Proposal No. 1.

●	To approve the authorization for PubCo’s board of directors to complete the merger of Merger Sub into SunCar, resulting in SunCar becoming a wholly owned subsidiary of PubCo. We refer to the merger as the Acquisition Merger. This proposal is referred to as the Acquisition Merger Proposal or Proposal No. 2.

●	To approve the Nasdaq Proposal, which we refer to as the Nasdaq Proposal or Proposal No. 3.

●	To approve the pre-merger charter amendment, which we refer to as the Pre-Merger Charter Amendment Proposal or Proposal No. 4.

●	To approve each material difference between the proposed PubCo’s Amended and Restated Memorandum and Articles of Association of PubCo (the “Proposed PubCo Charter”), a copy of which is attached to this proxy statement/prospectus as Annex B, and the amended and restated memorandum and articles of association of Goldenbridge (the “Existing Charter”), which we refer to as the PubCo Charter Proposal or Proposal No. 5.

●	To approve the adjournment of the Extraordinary General Meeting in the event Goldenbridge does not receive the requisite shareholder vote to approve any of the above Proposals. This proposal is called the Adjournment Proposal or Proposal No. 6 .

The Acquisition Merger is conditioned upon the approval of the Proposals No. 1 and 3. Proposals No. 1 and 3 are dependent upon approval of the Acquisition Merger Proposal. Proposal No. 5 is dependent upon approval of the Proposal No. 1 and vice versa. Neither Proposal No. 4 nor Proposal No. 6 is dependent upon approval of any of other Proposals. It is important for you to note that in the event that the Acquisition Merger Proposal is not approved, then Goldenbridge will not consummate the Business Combination. If Goldenbridge does not consummate the Business Combination and fails to complete an initial business combination by December 4, 2022, Goldenbridge will be required to dissolve and liquidate, unless we seek shareholder approval to amend our Existing Charter to extend the date by which the Business Combination may be consummated.

As of [●], 2022, the record date, there were 7,566,250 GBRG Ordinary Shares issued and outstanding and entitled to vote. Only Goldenbridge shareholders who hold shares of record as of the close of business on [●], 2022 are entitled to vote at the Extraordinary General Meeting or any adjournment of the Extraordinary General Meeting. This proxy statement/prospectus is first being mailed to Goldenbridge shareholders on or about [●], 2022. Approval of each of the Proposals will require the affirmative vote of the holders of a majority of the issued and outstanding GBRG Ordinary Shares present and entitled to vote at the Extraordinary General Meeting or any adjournment thereof; provided, however, that if [*] or more of the holders of ordinary shares purchased in the IPO demand redemption of their GBRG Ordinary Shares, then the Business Combination may not be completed. Assuming that a quorum is present, attending the Extraordinary General Meeting either in person or by proxy and abstaining from voting will have the same effect as voting against the Proposals and failing to instruct your bank, brokerage firm or nominee to attend and vote your shares will have no effect on any of the Proposals.

Whether or not you plan to attend the Extraordinary General Meeting in person, please submit your proxy card without delay to [●] not later than the time appointed for the Extraordinary General Meeting or adjourned meeting. Voting by proxy will not prevent you from voting your shares in person if you subsequently choose to attend the Extraordinary General Meeting. If you fail to return your proxy card and do not attend the Extraordinary General Meeting in person, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the Extraordinary General Meeting. You may revoke a proxy at any time before it is voted at the Extraordinary General Meeting by executing and returning a proxy card dated later than the previous one, by attending the Extraordinary General Meeting in person and casting your vote by ballot or by submitting a written revocation to [●], that is received by the proxy solicitor before we take the vote at the Extraordinary General Meeting. If you hold your shares through a bank or brokerage firm, you should follow the instructions of your bank or brokerage firm regarding revocation of proxies.

The Goldenbridge board of directors recommends that you vote “FOR” approval of each of the Proposals.

By order of the Board of Directors,

Yongsheng Liu Chairman of the Board of Goldenbridge Acquisition Limited
[*], 2022

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ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form F-4 filed by PubCo (File No. 333- ) with the SEC, constitutes a prospectus of PubCo under Section 5 of the Securities Act, with respect to the issuance of (i) the PubCo Class A Ordinary Shares to Goldenbridge’s shareholders, (ii) the PubCo Warrants to holders of GBRG Warrants in exchange for the GBRG Warrants, (iii) the PubCo Class A Ordinary Shares underlying the PubCo Rights, and (iv) the PubCo Class A Ordinary Shares and the PubCo Class B Ordinary Shares to SunCar’s shareholders, if the Business Combination is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Exchange Act, with respect to the Extraordinary General Meeting at which Goldenbridge’s shareholders will be asked to consider and vote upon the Proposals.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction.

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WHERE YOU CAN FIND MORE INFORMATION

Goldenbridge is subject to the informational requirements of the Exchange Act, and is required to file reports, any proxy statements and other information with the SEC. You can read Goldenbridge’s SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov. If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the Proposals to be presented at the Extraordinary General Meeting, you should contact our proxy solicitation agent at the following address and telephone number:

[●]

Free: [●]

Collect: [●]

Email: [●]

None of Goldenbridge, PubCo, Merger Sub or SunCar has authorized anyone to provide you with information that differs from that contained in this proxy statement/prospectus. You should not assume that the information contained in this proxy statement/prospectus is accurate as on any date other than the date of this proxy statement/prospectus, and neither the mailing of this proxy statement/prospectus to Goldenbridge’s shareholders nor the consummation of the Business Combination shall create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction.

SunCar does not have a class of equity securities registered under the Exchange Act and does not file reports or other information with the SEC.

If you are a shareholder of Goldenbridge and would like to request documents, please do so by [●], 2022, in order to receive them before the Extraordinary General Meeting. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.

All information contained in this proxy statement/prospectus relating to Goldenbridge, PubCo and Merger Sub has been supplied by Goldenbridge, and all such information relating to SunCar has been supplied by SunCar. Information provided by either of Goldenbridge or SunCar does not constitute any representation, estimate or projection of the other party.

This document is a proxy statement/prospectus of Goldenbridge for the Extraordinary General Meeting. We have not authorized anyone to give any information or make any representation about the Business Combination, us or SunCar that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements, including statements about the parties’ ability to close the Business Combination, the anticipated benefits of the Business Combination, the financial conditions, results of operations, earnings outlook and prospects of PubCo, Goldenbridge and/or SunCar and may include statements for the period following the consummation of the Business Combination. Forward-looking statements appear in a number of places in this proxy statement/prospectus including, without limitation, in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SunCar,” and “Business of SunCar.” In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of Goldenbridge and SunCar, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in “Risk Factors,” those discussed and identified in public filings made with the SEC by Goldenbridge and the following:

●	expectations regarding SunCar’s strategies and future financial performance, including SunCar’s future business plans or objectives, prospective performance and opportunities and competitors, revenues, customer acquisition and retention, products and services, pricing, marketing plans, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and SunCar’s ability to invest in growth initiatives and pursue acquisition opportunities;

●	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

●	the outcome of any legal proceedings that may be instituted against SunCar, Goldenbridge and others following announcement of the Merger Agreement and transactions contemplated therein;

●	the inability to complete the Business Combination due to the failure to obtain Goldenbridge or SunCar’s shareholder approval;

●	the risk that the proposed Business Combination disrupts current plans and operations of SunCar as a result of the announcement and consummation of the Business Combination;

●	the ability to recognize the anticipated benefits of the Business Combination;

●	unexpected costs related to the proposed Business Combination;

●	the amount of any redemptions by existing holders of GBRG Ordinary Shares being greater than expected;

●	the management and board composition of PubCo following the proposed Business Combination;

●	the ability to list PubCo’s securities on Nasdaq;

●	limited liquidity and trading of Goldenbridge’s and PubCo’s securities;

●	geopolitical risk and changes in applicable laws or regulations;

●	the possibility that SunCar, PubCo and/or Goldenbridge may be adversely affected by other economic, business, and/or competitive factors;

●	operational risk;

●	the risks that the COVID-19 pandemic, and local, state, and federal responses to addressing the pandemic, may have an adverse effect on SunCar’s business operations, as well as its financial condition and results of operations;

●	litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on SunCar’s resources;

●	fluctuations in exchange rates between the foreign currencies in which SunCar typically does business and the United States dollar; and

●	the risks that the consummation of the Business Combination is substantially delayed or does not occur.

Should one or more of these risks or uncertainties materialize, or should any of the assumptions made by the management of Goldenbridge, SunCar and PubCo prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the Business Combination or other matters addressed in this proxy statement/prospectus and attributable to SunCar, Goldenbridge, PubCo or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this proxy statement/prospectus. Except to the extent required by applicable law or regulation, PubCo, SunCar and Goldenbridge undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

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QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION AND THE EXTRAORDINARY GENERAL MEETING

Q:	What is the purpose of this document?

A:	Goldenbridge is proposing to consummate the Business Combination. The Business Combination consists of the Reincorporation Merger and the Acquisition Merger, each of which are described in this proxy statement/prospectus. In addition, the Merger Agreement is attached to this proxy statement/prospectus as Annex A, and is incorporated into this proxy statement/prospectus by reference. This proxy statement/prospectus contains important information about the proposed Business Combination and the other matters to be acted upon at the Extraordinary General Meeting. You are encouraged to carefully read this proxy statement/prospectus, including “Risk Factors” and all the annexes hereto.

Q:	What is being voted on at the Extraordinary General Meeting?

A:	Below are the Proposals that the Goldenbridge’s shareholders are being asked to vote on:

●	Proposal No. 1 - The Reincorporation Merger Proposal to approve the Reincorporation Merger and the Reincorporation Plan of Merger;

●	Proposal No. 2 - The Acquisition Merger Proposal to approve the Acquisition Merger;

●	Proposal No. 3 – The Nasdaq Proposal;

●	Proposal No. 4 - The Pre-Merger Charter Amendment Proposal;

●	Proposal No. 5 – The PubCo Charter Proposal; and

●	Proposal No. 6 - The Adjournment Proposal to approve the adjournment of the Extraordinary General Meeting.

Q:	What vote is required to approve the Proposals?

A:	Approval of each of the Proposals will require the affirmative vote of the holders of a majority of the issued and outstanding GBRG Ordinary Shares present by virtual attendance or represented by proxy and entitled to vote at the Extraordinary General Meeting. Abstentions will have the same effect of a vote “AGAINST” the Proposals and failing to instruct your bank, brokerage firm or nominee to attend and vote your shares will have no effect on the vote for any of the Proposals.

Q:	Are any of the proposals conditioned on one another?

A:	Yes. The Acquisition Merger Proposal is conditioned upon the approval of the Proposal No. 1 and Proposal No. 3, and Proposals No. 1, 3 and 4 are dependent upon approval of the Acquisition Merger Proposal. The PubCo Charter Proposal is conditioned on the approval of the Reincorporation Merger Proposal. It is important for you to note that in the event that the Acquisition Merger Proposal is not approved, Goldenbridge will not consummate the Business Combination. If Goldenbridge does not consummate the Business Combination and fails to complete an initial business combination by December 4, 2022, Goldenbridge will be required to dissolve and liquidate, unless we seek shareholder approval to amend our Existing Charter to extend the date by which the Business Combination may be consummated.

Q:	What will happen in the Business Combination?

A:	At the closing of the Reincorporation Merger, Goldenbridge will reincorporate to the Cayman Islands by merging with and into PubCo with PubCo as the surviving publicly traded entity. At the closing of the Acquisition Merger, Merger Sub, a wholly-owned subsidiary of PubCo, will be merged with and into SunCar, with SunCar surviving such merger as the surviving entity. Upon consummation of the Business Combination, SunCar will become a wholly-owned subsidiary of PubCo. In connection with the Business Combination, the cash held in the Trust Account after giving effect to any redemption of shares by Goldenbridge’s public shareholders will be used to pay certain fees and expenses in connection with the Business Combination, and for working capital and general corporate purposes. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A.

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Q:	What is the redemption scenario accompanying with the Business Combination?

A:	The table below shows the potential impact of redemptions on the pro forma book value per share of the ordinary shares that will be outstanding immediately after the closing of the Business Combination in the following scenarios: (i) no redemptions of GBRG Ordinary Shares, (ii) redemptions of 50% of GBRG Ordinary Shares, (iii) maximum redemptions of GBRG Ordinary Shares, which assumes the exercise of redemption rights by holders of GBRG Ordinary Shares in respect of 5,750,000 GBRG Ordinary Shares. The values reflected below represent the book value per share immediately after the closing of the Business Combination and are not indicative of the price at which such shares will trade on Nasdaq or any other national exchange. The table also discloses the impact including the impact on the book value per share of each significant source of dilution.

	Scenario 1		Scenario 2		Scenario 3
	Assuming No Redemptions into Cash		Assuming 50% Redemptions into Cash		Assuming Maximum Redemptions into Cash
	Share	%	Share	%	Share	%
GBRG’s Public Shares	5,750,000	5.9%	2,875,000	3.0%	-	0.0%
GBRG’s Founder Shares	1,437,500	1.5%	1,437,500	1.5%	1,437,500	1.6%
Private Placement	350,000	0.4%	350,000	0.4%	350,000	0.4%
Representative Shares	28,750	0.0%	28,750	0.0%	28,750	0.0%
GBRG shares which shareholders will be entitled to under the Public and Private Rights underlying Units issued	610,000	0.6%	610,000	0.6%	610,000	0.7%
Shares issued in the Business Combination to Maxim as the compensation of financial advisory services	640,000	0.7%	640,000	0.7%	640,000	0.7%
Shares issued in the Business Combination to other financial advisor as the compensation of financial advisory services	160,000	0.2%	160,000	0.2%	160,000	0.2%
Shares held by underwriter	201,250	0.2%	201,250	0.2%	201,250	0.2%
SUNCAR Shareholders	80,000,000	82.1%	80,000,000	84.6%	80,000,000	87.2%
Subtotal	89,177,500	91.6%	86,302,500	91.2%	83,427,500	91.0%

Potential source of Dilution
Shares converted from GBRG public warrants	2,875,000	2.9%	2,875,000	3.0%	2,875,000	3.1%
Shares converted from private placement warrants	175,000	0.2%	175,000	0.2%	175,000	0.2%
Shares converted from UPO held by GBRG underwriters (1)	431,250	0.4%	431,250	0.5%	431,250	0.5%
SunCar’s earned out shares	4,800,000	4.9%	4,800,000	5.1%	4,800,000	5.2%
Subtotal	8,281,250	8.4%	8,281,250	8.8%	8,281,250	9.0%

Total Shares	97,458,750	100.0%	94,583,750	100.0%	91,708,750	100.0%

Total Pro Forma Equity Value Post-Redemptions (2)	$974,587,500		$945,837,500		$917,087,500
Total Pro Forma Book Value Post-Redemptions (3)	$30,720		$1,970		$(26,780)
Per Share Value	$10		$10		$10
Pro Forma Book Value Post-Redemptions Per Share (excluding potential source of dilution)	$0.34		$0.02		$(0.32)
Pro Forma Book Value Post-Redemptions Per Share (including all potential source of dilution)	$0.32		$0.02		$(0.29)

(1)	Including UPO (ordinary shares and warrants) held by Maxim at the exercise price of $11.5.
(2)	Pro forma equity value shown at $10.00 per share in the different scenarios.
(3)	See “Unaudited Pro Forma Condensed Combined Financial Information” for pro forma book value in the different scenarios.

Q:	What will PubCo’s share structure be following the Business Combination?

A:	As opposed to Goldenbridge’s single-class structure, PubCo will have a dual-class structure, separating all the ordinary shares as Class A ordinary shares and Class B ordinary shares, of which Class B ordinary shares will have super voting power. Each PubCo Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the post-Business Combination company and each PubCo Class B Ordinary Share shall be entitled to ten (10) votes on all matters subject to vote at all general meetings of the post-Business Combination company.

Q:	What is the consideration being paid to SunCar security holders?

A:	The aggregate consideration for the Business Combination is $800,000,000, payable in the form of 80,000,000 newly issued PubCo Ordinary Shares valued at $10.00 per share to SunCar’s shareholders. Additionally, Mr. Zaichang Ye, Chief Executive Officer of SunCar may be entitled to receive up to 1,600,000 earn-out shares if SunCar achieves certain revenue requirements for each of the fiscal years 2022, 2023 and 2024.

Q:	What is the Insider Share Purchase Agreement?

A:	Pursuant to the Merger Agreement and in connection with the closing of the Business Combination, Goldenbridge, SunCar, and the initial shareholders of Goldenbridge will enter into an insider share purchase agreement whereby SunCar will agree to buy an aggregate of 400,000 GBRG Ordinary Shares, 300,000 GBRG Ordinary Shares, or 200,000 GBRG Ordinary Shares held by the Goldenbridge’s initial shareholders at a price of $10.00 per share for up to an aggregate purchase price of $4,000,000, $3,000,000, or $2,000,000, respectively, in the event Goldenbridge has at least $40,000,000 in cash immediately after the Closing (netting off all the liabilities, costs and expenses owed by Goldenbridge at the Closing), at least $30,000,000 but less than $40,000,000 in cash immediately after the Closing, or no more than $30,000,000 in cash immediately after the Closing, respectively. The form of the insider share purchase agreement that was attached as an exhibit to the Merger Agreement is attached to this proxy statement as Annex E.

Q:	Do any of Goldenbridge’s directors, officers or the Sponsor have interests that may conflict with my interests with respect to the Business Combination?

A:	When you consider the recommendation of the Goldenbridge board of directors in favor of adoption of the Acquisition Merger Proposal and the other Proposals, you should keep in mind that Goldenbridge’s directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a shareholder, including the following:

●	If an initial business combination is not completed by December 4, 2022, whether with SunCar or with any other entity, Goldenbridge will be required to liquidate. In such event, 1,437,500 GBRG Ordinary Shares held by Goldenbridge’s initial shareholders, which were acquired prior to the IPO for an aggregate purchase price of $25,000, will be worthless. Such GBRG Ordinary Shares had an aggregate market value of approximately $[●] million based on the closing price of GBRG Ordinary Shares of $[●] per share on The Nasdaq Capital Market as of [●], 2022. Specifically, up to of 400,000 GBRG Ordinary Shares held by the Goldenbridge’s initial shareholders that SunCar will agree to purchase pursuant to the Insider Share Purchase Agreement in connection with the closing of the Business Combination, at a price of $10.00 per share for up to an aggregate purchase price of $4,000,000, will be worthless. The Sponsor, Goldenbridge’s officers and directors waived their redemption rights and liquidation rights in connection with the purchase of the founder’s shares and no other consideration was paid for such agreement.

●	If an initial business combination is not completed by December 4, 2022, whether with SunCar or with any other entity, Goldenbridge will be required to liquidate. In such event, 470,583 GBRG Ordinary Shares held by the Sponsor, which were acquired prior to the IPO as insider shares, and ordinary shares, warrants and the rights included as part of the 350,000 Private Units purchased by the Sponsor for a total purchase price of $3,500,000, will be worthless. Such ordinary shares had an aggregate market value of approximately $[●] based on the closing price of GBRG Ordinary Shares of $[●] on Nasdaq as of [●], 2022, such warrants had an aggregate market value of approximately $[●] based on the closing price of GBRG Warrants of $[*] on Nasdaq as of [●], such rights had an aggregate market value of approximately $[●] based on the closing price of GBRG Rights of $[●] on Nasdaq as of [*], 2022, such private units had an aggregate market value of approximately $[●] based on the closing price of GBRG Units of $[●] on Nasdaq as of [●]. The Sponsor, Goldenbridge’s officers and directors and their affiliates waived their redemption rights and liquidation rights in connection with the purchase of the insider shares and the private units, and no other consideration was paid for such agreement.

●	The exercise of Goldenbridge’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in our shareholders’ best interest.

●	In order to extend Goldenbridge’s time to complete a business combination by up to an additional nine months as provided in its Existing Charter, Goldenbridge’s Sponsor or our directors and officers or their designees must deposit $575,000 into the trust account for each three-month extension. If the Business Combination is consummated by the extended deadlines, the amount deposited in the trust account will be repaid. However, if the Business Combination is not consummated by the extended deadline, the amount deposited will not be repaid unless there are funds available outside the trust account to do so and will be included in the liquidation distribution to Goldenbridge’s shareholders.

●	Cross Wealth Investment Holding Limited, which is owned by Jining Li, a member of Goldenbridge’s Board of Directors, will be liable under certain circumstances described herein to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Goldenbridge for services rendered or contracted for or products sold to Goldenbridge. If Goldenbridge consummates a business combination, on the other hand, PubCo will be liable for all such claims.

●	The Sponsor and Goldenbridge’s officers and directors and their affiliates are entitled to reimbursement of reasonable out-of-pocket expenses incurred by them in connection with certain activities on Goldenbridge’s behalf, such as identifying and investigating possible business targets and business combinations. However, if the proposed Business Combination is not completed by December 4, 2022, they will not have any claim against the trust account for reimbursement. Accordingly, Goldenbridge may not be able to reimburse these expenses, and the Sponsor and Goldenbridge’s officers and directors and their affiliates will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceeded the amount of its working capital if the Business Combination or another business combination is not completed within the allotted time period. As of the date of this proxy statement/prospectus, the Sponsor and Goldenbridge’s officers and directors and their affiliates have not had any unpaid reimbursable expenses.

●	If the Business Combination with SunCar is completed, SunCar’s shareholders will designate four (4) members of the board of directors of the post-Business Combination company. It is currently contemplated that Yongsheng Liu, who is currently a director of Goldenbridge, will continue to be a director of PubCo after the closing of the Business Combination (assuming that the Acquisition Proposal is approved as described in this proxy statement/prospectus). As such, in the future, he will receive any cash fees, stock options or stock awards that PubCo’s board of directors determines to pay to its non-executive directors.

●	The Merger Agreement provides for the continued indemnification of Goldenbridge’s current directors and officers and the continuation of directors and officers liability insurance covering Goldenbridge’s current directors and officers.

●	Pursuant to the Merger Agreement, Goldenbridge, SunCar, and the initial shareholders of Goldenbridge will enter into an insider share purchase agreement in connection with the Business Combination whereby SunCar will agree to buy up to an aggregate of 400,000 GBRG Ordinary Shares, 300,000 GBRG Ordinary Shares, or 200,000 GBRG Ordinary Shares held by the Goldenbridge’s initial shareholders, at a price of $10.00 per share, for up to an aggregate purchase price of $4,000,000, $3,000,000, or $2,000,000, respectively, in the event Goldenbridge has at least $40,000,000 in cash immediately after the Closing (netting off all the liabilities, costs and expenses owed by Goldenbridge at the Closing), at least $30,000,000 but less than $40,000,000 in cash immediately after the Closing, or no more than $30,000,000 in cash immediately after the Closing, respectively.

●	Goldenbridge’s officers and directors may make loans from time to time to Goldenbridge to fund certain capital requirements. As of the date of this proxy statement/prospectus, no such loans have been made, but loans may be made after the date of this proxy statement/prospectus. If the Business Combination is not consummated, the loans will not be repaid and will be forgiven except to the extent there are funds available to Goldenbridge outside of the trust account;

●	The Sponsor and its affiliates will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate. The Sponsor and its affiliates will own [●] shares, representing [●]% ownership interest in SunCar resulting from the completion of the Business Combination. Such ordinary shares had an aggregate market value of approximately $[●] based on the closing price of GBRG Ordinary Shares of $[●] per share on Nasdaq as of [●], 2022.

●	The Sponsor and its affiliates can earn a positive rate of return on their investment, even if other Goldenbridge shareholders experience a negative rate of return in the combined company following the Business Combination. For example, if the share price of the ordinary shares declined to $5.00 per share after the close of the business combination, Goldenbridge’s public shareholders that purchased shares in the initial public offering would have a loss of $5.00 per share, while Goldenbridge’s Sponsor would have a gain of $4.98 per share because it acquired the founder shares for a nominal amount.

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Q:	When and where is the Extraordinary General Meeting?

A:	The Extraordinary General Meeting will take place on [●], 2022, at [●] [●].m., Eastern Time. Due to the COVID-19 pandemic, Goldenbridge will be holding its Extraordinary General Meeting virtually via a teleconference using the following dial-in information:

US Toll Free
International Toll
Participant Passcode

Q:	Who may vote at the Extraordinary General Meeting?

A:	Only holders of record of GBRG Ordinary Shares as of the close of business on [●], 2022 (the record date) may vote at the Extraordinary General Meeting. As of [●], 2022, there were 7,566,250 GBRG Ordinary Shares outstanding and entitled to vote. Please see the section titled “The Extraordinary General Meeting — Record Date; Who is Entitled to Vote” for further information.

Q:	What is the quorum requirement for the Extraordinary General Meeting?

A:	Shareholders representing a majority of the issued and outstanding GBRG Ordinary Shares as of the record date and entitled to vote at the Extraordinary General Meeting must be present in person or represented by proxy in order to hold the Extraordinary General Meeting and conduct business. This is called a quorum. GBRG Ordinary Shares will be counted for purposes of determining if there is a quorum if the shareholder (i) is present and entitled to vote at the meeting, or (ii) has properly submitted a proxy card or voting instructions through a broker, bank or custodian. In the absence of a quorum, the Extraordinary General Meeting will be adjourned to the next business day at the same time and place or to such other time and place as the directors may determine.

Q:	How will the initial shareholders vote?

A:	Goldenbridge’s initial shareholders, who as of the record date owned 1,787,500 GBRG Ordinary Shares, or approximately 23.62% of the issued and outstanding GBRG Ordinary Shares, have agreed to vote their respective shares acquired by them prior to the IPO in favor of the Reincorporation Merger Proposal, Acquisition Merger Proposal and other related proposals.

Q:	What do I need to do now?

A:	We urge you to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and consider how the Business Combination will affect you as a Goldenbridge shareholder. You should vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q:	Do I need to attend the Extraordinary General Meeting to vote my shares?

A:	No. You are invited to attend the Extraordinary General Meeting to vote on the Proposals described in this proxy statement/prospectus. However, you do not need to attend the Extraordinary General Meeting to vote your GBRG Ordinary Shares. Instead, you may submit your proxy by signing, dating and returning the applicable enclosed proxy card in the pre-addressed postage paid envelope. Your vote is important. Goldenbridge encourages you to vote as soon as possible after carefully reading this proxy statement/prospectus.

Q:	Am I required to vote against the Reincorporation Merger and the Acquisition Merger Proposal in order to have my GBRG Ordinary Share redeemed?

A:	No. You are not required to vote against the Reincorporation Merger Proposal and the Acquisition Merger Proposal in order to have the right to demand that Goldenbridge redeem your GBRG Ordinary Shares for cash equal to your pro rata share of the aggregate amount then on deposit in the trust account (including interest earned on your pro rata portion of the trust account, net of taxes payable) before payment of deferred underwriting commissions. These redemption rights in respect of the GBRG Ordinary Shares are sometimes referred to herein as “redemption rights.” If the Business Combination is not completed, holders of GBRG Ordinary Shares electing to exercise their redemption rights will not be entitled to receive such payments and their GBRG Ordinary Shares will be returned to them.

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Q:	After redemptions, how many shares will be outstanding?

A:	The following table provides a pro forma summary of the shares of the Combined Company’s ordinary share that would be outstanding under each of the redemption scenarios if the Business Combination had occurred on March 31, 2022:

	Assuming No Redemption		Assuming 50% Redemption		Assuming Maximum Redemptions
	Share	%	Share	%	Share	%
Goldenbridge’s Public Shares	5,750,000	6.4%	2,875,000	3.3%	-	0.0%
Goldenbridge’s Founder Shares	1,437,500	1.6%	1,437,500	1.7%	1,437,500	1.7%
Private Placement	350,000	0.4%	350,000	0.4%	350,000	0.4%
Representative Shares	28,750	0.0%	28,750	0.0%	28,750	0.0%
Goldenbridge shares which shareholders will be entitled to under the Public and Private Rights underlying Units issued	610,000	0.7%	610,000	0.7%	610,000	0.7%
Shares issued in the Business Combination to Maxim as the compensation of financial advisory services	640,000	0.7%	640,000	0.7%	640,000	0.8%
Shares issued in the Business Combination to other financial advisor as the compensation of financial advisory services	160,000	0.2%	160,000	0.2%	160,000	0.2%
Shares held by underwriter	201,250	0.3%	201,250	0.3%	201,250	0.3%
SunCar Shareholders	80,000,000	89.7%	80,000,000	92.7%	80,000,000	95.9%
Pro Forma Common Stock	89,177,500	100.0%	86,302,500	100.0%	83,427,500	100.0%

Q:	How do I exercise my redemption rights?

A:	If you are a public shareholder and you seek to have your shares redeemed, you must (i) demand, no later than 5:00 p.m., Eastern time on [●] (two business days before the Extraordinary General Meeting), that Goldenbridge redeem your shares for cash, and (ii) submit your request in writing to Goldenbridge’s transfer agent, at the address listed at the end of this section and deliver your shares to Goldenbridge’s transfer agent (physically, or electronically using the DWAC (Deposit/Withdrawal At Custodian) system) at least two business days prior to the vote at the Extraordinary General Meeting.

Any corrected or changed written demand of redemption rights must be received by Goldenbridge’s transfer agent two business days prior to the Extraordinary General Meeting. No demand for redemption will be honored unless the holder’s shares have been delivered (either physically or electronically) to the transfer agent at least two business days prior to the vote at the Extraordinary General Meeting.

Public shareholders may seek to have their shares redeemed regardless of whether they vote for or against the Business Combination and whether or not they are holders of GBRG Ordinary Shares as of the record date. Any public shareholder who holds GBRG Ordinary Share on or before [●] (two (2) business days before the Extraordinary General Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the trust account, less any taxes then due but not yet paid, at the consummation of the Business Combination. If you have questions regarding the certification of your position or delivery of your shares, please contact:

Continental Stock Transfer & Trust Company, LLC

1 State Street, 30th Floor New York, NY 10004

Attn: [●]

E-mail: [●]

Telephone: [●]

Q:	How can I vote?

A:	If you were a holder of record of GBRG Ordinary Shares on [●], the record date for the Extraordinary General Meeting, you may vote with respect to the Proposals in person by virtual attendance at the Extraordinary General Meeting, or by submitting a proxy by mail so that it is received prior to [●] [●].m. Eastern Time on [●], in accordance with the instructions provided to you under the section titled “The Extraordinary General Meeting.” If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, your broker or bank or other nominee may provide voting instructions (including any telephone or Internet voting instructions). You should contact your broker, bank or nominee in advance to ensure that votes related to the shares you beneficially own will be properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the Extraordinary General Meeting and vote in person by virtual attendance, obtain a proxy from your broker, bank or nominee.

Q:	If my shares are held in “street name” by my bank, brokerage firm or nominee, will they automatically vote my shares for me?

A:	No. Under Nasdaq rules, your broker, bank or nominee cannot vote your GBRG Ordinary Shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. Goldenbridge believes the Proposals are non-discretionary and, therefore, your broker, bank or nominee cannot vote your GBRG Ordinary Shares without your instruction. Broker non-votes will not be considered present for the purposes of establishing a quorum and will have no effect on the Proposals. If you do not provide instructions with your proxy, your bank, broker or other nominee may submit a proxy card expressly indicating that it is NOT voting your GBRG Ordinary Shares; this indication that a bank, broker or nominee is not voting your GBRG Ordinary Shares is referred to as a “broker non-vote.” Your bank, broker or other nominee can vote your GBRG Ordinary Shares only if you provide instructions on how to vote. You should instruct your broker to vote your GBRG Ordinary Shares in accordance with directions you provide.

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Q:	What if I abstain from voting or fail to instruct my bank, brokerage firm or nominee?

A:	Goldenbridge will count a properly executed proxy marked “ABSTAIN” with respect to a particular Proposal as present for the purposes of determining whether a quorum is present at the Extraordinary General Meeting of Goldenbridge shareholders. For purposes of approval, an abstention on any Proposals will have the same effect as a vote “AGAINST” such Proposal.

Q:	What happens if I sell my GBRG Ordinary Shares before the Extraordinary General Meeting?

A:	The record date for the Extraordinary General Meeting is earlier than the date of the Extraordinary General Meeting. If you transfer your GBRG Ordinary Shares after the record date, but before the Extraordinary General Meeting, unless the transferee obtains from you a proxy to vote those shares, you would retain your right to vote at the Extraordinary General Meeting, but will transfer ownership of the shares and will not hold an interest in Goldenbridge after the consummation of the Business Combination.

Q:	Will I experience dilution as a result of the Business Combination?

A:	Prior to the Business Combination, Goldenbridge’s public shareholders who hold shares issued in the IPO own approximately 76.00% of Goldenbridge’s issued and outstanding ordinary shares. After giving effect to the Business Combination and to (i) the issuance of the 80,000,000 PubCo Ordinary Shares in the Acquisition Merger, including 30,371,434.76 PubCo Class A Ordinary Shares and 49,628,565.24 PubCo Class B Ordinary Shares issued to the current SunCar shareholders; (ii) the issuance of up to 7,566,250 PubCo Class A Ordinary Shares to the Goldenbridge shareholders in connection with the Reincorporation Merger (assuming there are no Goldenbridge shareholders who exercise their redemption rights and an aggregate of 610,000 shares are issued upon conversion of the GBRG Rights, including private rights); (iii) assuming no exercise of the PubCo Warrants; (iv) the issuance of 57,500 PubCo Class A Ordinary Shares upon conversion of the promissory note issued to SunCar on May 26, 2022 and the issuance of 57,500 PubCo Class A Ordinary Shares upon conversion of the promissory note issued to SunCar on August 25, 2022; and (v) the issuance of 230,000 shares for the effective underwriting fee and (vi) the issuance of up to 4,800,000 earn-out shares, Goldenbridge’s current public shareholders will own approximately 8.8% of the issued share capital of PubCo. You may suffer dilution as a result of the redemption after Business Combination. Please refer to page 7 for the detailed redemption table for the source of the dilution and the respective amount.

Q:	Are SunCar’s shareholders required to approve the Acquisition Merger?

A:	Yes. The approval by the SunCar’s shareholders of the Acquisition Merger, Merger Agreement and the plan of acquisition merger is required to consummate the Business Combination. Concurrently with the execution of the Merger Agreement, certain of SunCar’s officers, directors, founders and holders of more than 5% of its voting stock who collectively own approximately 87.86% of the outstanding SunCar Ordinary Shares entered into support agreements, pursuant to which each such holder agreed to vote in favor of the Business Combination, subject to the terms of such shareholder support agreements. SunCar’s shareholders are not required to approve the Reincorporation Merger Proposal or the other Proposals.

Q:	Is the consummation of the Business Combination subject to any conditions?

A:	Yes. The obligations of each of Goldenbridge, SunCar, Merger Sub and PubCo to consummate the Business Combination are subject to conditions, as more fully described in the section titled “Summary of the Proxy Statement/Prospectus — The Business Combination and the Merger Agreement” in this proxy statement/prospectus.

Q:	Can I change my vote after I have mailed my proxy card?

A:	Yes. You may change your vote at any time before your proxy is voted at the Extraordinary General Meeting. You may revoke your proxy by executing and returning a proxy card dated later than the previous one, or by attending the Extraordinary General Meeting in person by virtual attendance and casting your vote by hand or by ballot (as applicable) or by submitting a written revocation stating that you would like to revoke your proxy that our proxy solicitor receives prior to the Extraordinary General Meeting. If you hold your GBRG Ordinary Shares through a bank, brokerage firm or nominee, you should follow the instructions of your bank, brokerage firm or nominee regarding the revocation of proxies. If you are a record holder, you should send any notice of revocation or your completed new proxy card, as the case may be, to:

[●]
[●]
[●]
Individuals call toll-free [●]
Banks and brokers call [●]
Email: [●]

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Q:	Should I send in my share certificates now?

A:	Yes. Goldenbridge’s shareholders who intend to have their shares redeemed should send their certificates or tender their shares electronically no later than two business days before the Extraordinary General Meeting. Please see the section titled “The Extraordinary General Meeting — Redemption Rights” for the procedures to be followed if you wish to redeem your ordinary shares for cash.

Q:	When is the Business Combination expected to occur?

A:	Assuming the requisite shareholder approvals are received, Goldenbridge expects that the Business Combination will occur as soon as practicable following the Extraordinary General Meeting, but only after the registration of the plans of merger by the Registrar of Companies of the Cayman Islands with respect to the Reincorporation Merger and the Acquisition Merger.

Q:	Who will manage PubCo?

A:	Mr. Ye Zaichang, who currently serves as Chairman and Chief Executive Officer of SunCar, and Mr. Du Bohong, who currently serves as Chief Financial Officer of SunCar, will serve in those respective roles at PubCo following the consummation of the Business Combination. For more information on PubCo’s current and anticipated management, see the section titled “PubCo’s Directors and Executive Officers after the Business Combination” in this proxy statement/prospectus.

Q:	What happens if the Business Combination is not consummated?

A:	If the Business Combination is not consummated, Goldenbridge may seek another suitable business combination. If Goldenbridge does not consummate a business combination by December 4, 2022, whether with SunCar or with any other entity, Goldenbridge’s officers must take all actions necessary in accordance with British Virgin Islands laws to dissolve and liquidate Goldenbridge as soon as reasonably practicable. Following dissolution, Goldenbridge will no longer exist as a company. In any liquidation, the funds held in the trust account, plus any interest earned thereon (net of taxes payable), together with any remaining out-of-trust net assets will be distributed pro-rata to holders of GBRG Ordinary Shares who acquired such shares in Goldenbridge’s IPO or in the aftermarket. The estimated consideration that each GBRG Ordinary Share would be paid at liquidation would be approximately $[10.00] per share for shareholders based on amounts on deposit in the trust account as of [●]. The closing price of GBRG Ordinary Shares on Nasdaq as of [●] was $[●]. The Sponsor, other initial shareholders and Maxim waived the right to any liquidation distribution with respect to any GBRG Ordinary Shares held by them.

9

Q:	What happens to the funds deposited in the trust account following the Business Combination?

A:	Following the closing of the Business Combination, holders of GBRG Ordinary Shares exercising redemption rights will receive their per share redemption price out of the funds in the trust account. The balance of the funds will be released to PubCo and utilized to fund working capital needs of PubCo. As of [●], there was approximately $[●] in Goldenbridge’s trust account. Goldenbridge estimates that approximately $10.00 per outstanding share issued in Goldenbridge’s IPO will be paid to the public investors exercising their redemption rights. Any funds remaining in the trust account after such uses will be used for future working capital and other corporate purposes of the combined entity.

Q:	What are the U.S. federal income tax consequences of exercising my redemption rights?

A:	In the event that a U.S. Holder (as defined in “Material U.S. Federal Income Tax Consequences”) elects to redeem its GBRG Ordinary Shares for cash, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as sale or exchange of the GBRG Ordinary Shares under Section 302 of the Internal Revenue Code of 1986, as amended (the “Code”) or is treated as a distribution under Section 301 of the Code and whether GBRG would be characterized as a passive foreign investment company (“PFIC”).

Additionally, because the Reincorporation Merger will occur prior to the redemption by U.S. Holders that exercise redemption rights with respect to GBRG Ordinary Shares, U.S. Holders exercising such redemption rights will be subject to the potential tax consequences of section 367(a) of the Code and the PFIC rules. The tax consequences of the exercise of redemption rights, including pursuant to Section 367(a) of the Code and the PFIC rules, are discussed more fully below under “Material U.S. Federal Income Tax Consequences — Certain U.S. Federal Income Tax Consequences to U.S. Holders of Exercising Redemption Rights.” All holders of GBRG Ordinary Shares considering exercising their redemption rights are urged to consult their tax advisor on the tax consequences to them of an exercise of redemption rights, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws.

Q:	Will holders of GBRG Ordinary Shares, GBRG Rights or GBRG Warrants be subject to U.S. federal income tax on the PubCo Ordinary Shares or PubCo Warrants received in the Reincorporation Merger?

A:

As discussed more fully under “Material U.S. Federal Income Tax Consequences — U.S. Federal Income Tax Consequences of the Reincorporation Merger to U.S. Holders,” which constitutes the opinion of Loeb & Loeb LLP, counsel to Goldenbridge, as to the material U.S. federal income tax consequences of the Reincorporation Merger to U.S. Holders of Goldenbridge securities, subject to the limitations, exceptions, beliefs, assumptions, and qualifications described in such opinion and otherwise herein, it is intended that the Reincorporation Merger should qualify as a “reorganization” within the meaning of Section 368 of the Code.

The rules under Section 368 of the Code, however, are complex and qualification for such treatment could be adversely affected by events or actions that occur following the Business Combination that are out of Goldenbridge’s control.

Moreover, Section 367(a) of the Code may apply to the Reincorporation Merger if PubCo transfers the assets it acquires from Goldenbridge pursuant to the Reincorporation Merger to certain subsidiary corporations in connection with the Business Combination. Section 367(a) of the Code, and the applicable Treasury regulations promulgated thereunder, would only apply to U.S. Holders who would be treated as a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of PubCo following the Business Combination (a “5 Percent Holder”) who do not enter into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8 (“GRA”), and would cause the Reincorporation Merger to result in gain recognition (but not loss) by such 5 Percent Holders. The requirements under Section 367(a) are not discussed herein.

There are significant factual and legal uncertainties concerning the determination of whether these requirements will be satisfied and there is limited guidance as to their application, particularly with regard to indirect stock transfers in cross-border reorganizations.

If the Reincorporation Merger does not qualify as a “reorganization”, then a U.S. Holder that exchanges its GBRG Ordinary Shares, GBRG Rights, or GBRG Warrants for the consideration under the Reincorporation Merger will recognize gain or loss equal to the difference between (i) the fair market value of the PubCo Ordinary Shares and PubCo Warrants received and (ii) the U.S. Holder’s adjusted tax basis in the GBRG Ordinary Shares, GBRG Rights, and GBRG Warrants exchanged. For a more detailed discussion of certain U.S. federal income tax consequences of the Reincorporation Merger, see the section titled “Material U.S. Federal Income Tax Consequences — U.S. Federal Income Tax Consequences of the Reincorporation Merger to U.S. Holders ” in this proxy statement/prospectus. Holders should consult their own tax advisors to determine the tax consequences to them (including the application and effect of any state, local or other income and other tax laws) of the Reincorporation Merger.

Q:	Who can help answer my questions?

A:	If you have questions about the Proposals or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card you should contact Goldenbridge’s proxy solicitor at:

[●]
[●]
[●]
Individuals call toll-free [●]
Banks and brokers call [●]
Email: [●]

You may also obtain additional information about Goldenbridge from documents filed with the SEC by following the instructions in the section titled “Where You Can Find More Information.”

10

DELIVERY OF DOCUMENTS TO GOLDENBRIDGE’S SHAREHOLDERS

Pursuant to the rules of the SEC, Goldenbridge and vendors that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of this proxy statement/prospectus, unless Goldenbridge has received contrary instructions from one or more of such shareholders. Upon written or oral request, Goldenbridge will deliver a separate copy of this proxy statement/prospectus to any shareholder at a shared address to which a single copy of this proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Shareholders receiving multiple copies of the proxy statement may likewise request that Goldenbridge deliver single copies of this proxy statement/prospectus in the future. Shareholders may notify Goldenbridge of their requests by calling or writing to [ ], our proxy solicitor at:

[●]
[●]
[●]
Individuals call toll-free [●]
Banks and brokers call [●]
Email: [●]

11

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus but may not contain all of the information that may be important to you. Accordingly, we encourage you to read carefully this entire proxy statement/prospectus, including the Merger Agreement and the Plan of Merger attached as Annex A, the PubCo’s Memorandum and Articles of Association attached as Annex B, the Escrow Agreement attached as Annex C, the Pre-Merger Charter Amendment attached as Annex D, the Insider Share Purchase Agreement attached as Annex E, and the Lock-Up Agreement attached as Annex F. Please read these documents carefully as they are the legal documents that govern the Business Combination and your rights in the Business Combination.

Unless otherwise specified, all share calculations assume no exercise of the redemption rights by Goldenbridge’s shareholders.

The Parties to the Business Combination

Goldenbridge Acquisition Limited

Goldenbridge was incorporated as a blank check company on August 12, 2019, under the laws of the British Virgin Islands, for the purpose of entering into a merger, share exchange, asset acquisition, shares or stock purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities, which we refer to as a “target business.” Goldenbridge’s efforts to identify prospective target businesses were not limited to any particular industry or geographic location.

On March 4, 2021, Goldenbridge consummated the IPO of 5,000,000 units, at $10.00 per unit, generating gross proceeds of $50,000,000. Goldenbridge granted the underwriters a 45-day option to purchase up to 750,000 additional GBRG Units to cover over-allotments at IPO price, less the underwriting discounts and commissions. Simultaneously with the closing of the IPO, Goldenbridge consummated the sale of 350,000 units (the “Private Units”) at a price of $10.00 per unit in a private placement to the Sponsor, generating gross proceeds of $3,500,000. In addition, Goldenbridge granted 28,750 GBRG Ordinary Shares to Maxim at the closing of the IPO and sold to Maxim (and its designees), for $100, an option to purchase 250,000 GBRG Units (or 287,500 GBRG Units if the underwriters’ over-allotment option is exercised in full) exercisable at $11.50 per unit (or an aggregate exercise price of $2,875,000, or $3,306,250 if the over-allotment option is exercised in full) commencing upon the consummation of a Business Combination.

On March 11, 2021, in connection with the underwriters’ election to fully exercise their over-allotment option, Goldenbridge consummated the sale of an additional 750,000 GBRG Units at a price of $10.00 per unit, generating total gross proceeds of $7,500,000. Following the closing, an additional $7,500,000 of net proceeds ($10.00 per unit) were placed in the trust account.

After deducting the underwriting discounts, offering expenses, and commissions from the IPO and the sale of the Private Units, a total of $57,500,000 was deposited into a trust account established for the benefit of Goldenbridge’s public shareholders, and the remaining proceeds became available to be used to provide for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses.

The Private Units are identical to the units sold in the IPO except that the warrants included in the Private Units are non-redeemable and may be exercised on a cashless basis, in each case so long as they continue to be held by the Sponsor or their permitted transferees. Additionally, because the Private Units were issued in a private transaction, the Sponsor and its permitted transferees are allowed to exercise the warrants included in the Private Units for cash even if a registration statement covering the ordinary shares issuable upon exercise of such warrants is not effective and receive unregistered ordinary shares. The Sponsor agreed not to transfer, assign or sell any of the Private Units or underlying securities (except in limited circumstances), until the completion of Goldenbridge’s initial business combination. The Sponsor was granted certain demand and piggyback registration rights in connection with the purchase of the Private Units.

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In accordance with Goldenbridge’s Existing Charter and Prospectus, the amounts held in the trust account may only be used by Goldenbridge upon the consummation of a business combination, except that there can be released to Goldenbridge, from time to time, any interest earned on the funds in the trust account that it may need to pay its tax obligations. The remaining interest earned on the funds in the trust account will not be released until the earlier of the completion of a business combination and Goldenbridge’s liquidation. Goldenbridge executed the Merger Agreement on May 23, 2022, and it must liquidate unless a business combination is consummated by December 4, 2022.

As of [●], 2022, we had approximately $[●] of unused net proceeds that were not deposited into the trust account to pay future general and administrative expenses. The net proceeds deposited into the trust account remain on deposit in the trust account earning interest. As of [●], 2022, there was $[●] held in the trust account (including $[●] of accrued interest which we can withdraw to pay taxes).

Goldenbridge’s units, shares, warrants and rights are each quoted on Nasdaq, under the symbols “GBRGU,” “GBRG,” “GBRGW” and “GBRGR,” respectively. Each GBRG Unit consists of one ordinary share, one warrant entitling its holder to purchase one-half of one ordinary share at a price of $11.50 per whole share, and one right to receive one-tenth (1/10th) of one ordinary share upon the consummation of the Business Combination. Goldenbridge’s units commenced trading on Nasdaq on March 2, 2021. Goldenbridge’s ordinary shares, public rights and public warrants commenced trading on Nasdaq on April 16, 2021.

Auto Services Group Limited

Auto Services Group Limited, through its wholly-owned subsidiaries, primarily engages in providing automotive after-sales service and insurance intermediation service in the People’s Republic of China. Auto Services Group Limited was incorporated under the laws of the British Virgin Islands on September 19, 2012 and continued in the Cayman Islands in accordance with applicable laws, and ultimately controlled by Mr. Ye Zaichang, its Chief Executive Officer.

SunCar Technology Group Inc.

SunCar Technology Group Inc., or PubCo, was incorporated on August 6, 2021 under the laws of the Cayman Islands for the purpose of effecting the Business Combination and to serve as the publicly traded parent company of SunCar following the Business Combination.

SunCar Technology Global Inc.

SunCar Technology Global Inc., or Merger Sub, was incorporated on August 25, 2021 under the laws of the Cayman Islands, as a wholly-owned subsidiary of PubCo for the purpose of effecting the Business Combination and to serve as the vehicle for, and to be subsumed by, SunCar pursuant to the Acquisition Merger.

The Business Combination and the Merger Agreement

The Merger Agreement was entered into by and among Goldenbridge, PubCo, Merger Sub, SunCar and certain other parties on May 23, 2022. Pursuant to the terms of the Merger Agreement, the Business Combination will be completed through a two-step process consisting of the Reincorporation Merger and the Acquisition Merger.

The Reincorporation Merger

One day prior to the Acquisition Merger, Goldenbridge will reincorporate in the Cayman Islands by merging with and into PubCo, a Cayman Islands exempted company and wholly owned subsidiary of Goldenbridge. The separate corporate existence of Goldenbridge will cease and PubCo will continue as the surviving corporation. In connection with the Reincorporation Merger, all outstanding GBRG Ordinary Shares, GBRG Rights and GBRG Warrants will cease separate existence and trading. Upon the consummation of the Business Combination, the current equity holdings of the Goldenbridge shareholders shall be exchanged as follows:

(i)	Each GBRG Ordinary Share, issued and outstanding immediately prior to the effective time of the Reincorporation Merger (other than any redeemed shares), will automatically be cancelled and cease to exist and for each GBRG Ordinary Share, PubCo shall issue to each Goldenbridge shareholder (other than Goldenbridge shareholders who exercise their redemption rights in connection with the Business Combination) one validly issued PubCo Class A Ordinary Share, which, unless explicitly stated herein, shall be fully paid;

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(ii)	Each GBRG Warrant issued and outstanding immediately prior to the effective time of the Reincorporation Merger will convert into a PubCo Warrant to purchase one-half of one PubCo Class A Ordinary Share (or equivalent portion thereof). The PubCo Warrants will have substantially the same terms and conditions as set forth in the GBRG Warrants; and

(iii)	The holders of GBRG Rights issued and outstanding immediately prior to the effective time of the Reincorporation Merger will receive one-tenth (1/10th) of one PubCo Class A Ordinary Share in exchange for the cancellation of each GBRG Right; provided, however, that no fractional shares will be issued and all fractional shares will be rounded to the nearest whole share.

Upon the closing of the Reincorporation Merger, PubCo Ordinary Shares will be reclassified into PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares, where each PubCo Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at all general meetings of the post-Business Combination company and each PubCo Class B Ordinary Share shall be entitled to ten (10) votes on all matters subject to vote at all general meetings of the post-Business Combination company.

The Acquisition Merger

Upon the closing of the transactions contemplated by the Merger Agreement, Merger Sub, a Cayman Islands exempted company and wholly-owned subsidiary of PubCo, will be merged with and into SunCar, resulting in SunCar being a wholly-owned subsidiary of PubCo.

The aggregate consideration for the Acquisition Merger is $800,000,000, payable in the form of 80,000,000 newly issued PubCo Ordinary Shares (the “Closing Payment Shares”) valued at $10.00 per share to SunCar and its shareholders. At the closing of the Acquisition Merger, the issued and outstanding shares in SunCar held by the former SunCar shareholders will be cancelled and cease to exist, in exchange for the issuance of an aggregate of 30,371,434.76 PubCo Class A Ordinary Shares and 49,628,565.24 PubCo Class B Ordinary Shares, among which 1,000,000 PubCo Ordinary Shares are to be issued and held in escrow to satisfy any indemnification obligations incurred under the Merger Agreement. At the closing of the Acquisition Merger, the one fully paid share in Merger Sub held by PubCo will become one fully paid share in the surviving corporation, so that SunCar will become a wholly-owned subsidiary of PubCo.

In addition to the Closing Payment Shares, Mr. Zaichang Ye, the Chief Executive Officer of SunCar may be entitled to receive earn-out shares as follows: (i) 1,600,000 PubCo Class A Ordinary Shares if SunCar’s revenue equals or exceeds US$258,000,000 for the fiscal year ending December 31, 2022, as reflected on the audited consolidated financial statements of SunCar as of and for the fiscal year ended December 31, 2022; (ii) 1,600,000 PubCo Class A Ordinary Shares if SunCar’s revenue equals or exceeds US$352,000,000 for the fiscal year ending December 31, 2023, as reflected on the audited consolidated financial statements of SunCar as of and for the fiscal year ended December 31, 2023; and (iii) 1,600,000 PubCo Class A Ordinary Shares if SunCar’s revenue equals or exceeds US$459,000,000 for the fiscal year ending December 31, 2024, as reflected on the audited consolidated financial statements of SunCar as of and for the fiscal year ended December 31, 2024.

Under the Merger Agreement, commencing from the closing of the transactions, certain SunCar shareholders shall be entitled to (i) make a written demand for registration under the Securities Act of all or part of their shares, with one minority shareholder, KMBP Holdings Limited, having the right to demand up to three registration statements covering some or all of its shares; and (ii) “piggy-back” registration rights with respect to registration statements filed following the consummation of the Business Combination (subject to customary exceptions).

For more information about the Business Combination, please see the sections titled “Proposal No. 1 — The Reincorporation Merger Proposal” and “Proposal No. 2 — The Acquisition Merger Proposal.” A copy of the Merger Agreement and the Plan of Merger is attached to this proxy statement/prospectus as Annex A.

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Post-Business Combination Structure and Impact on the Public Float

The following illustrates the ownership structure of PubCo immediately following the Business Combination. The equity interests shown below were calculated based on the assumptions that (i) no Goldenbridge shareholder exercises its redemption rights, (ii) none of the parties below purchase GBRG Ordinary Shares in the open market, and (iii) there are no other issuances of equity by Goldenbridge prior to or in connection with the consummation of the Business Combination. Notwithstanding the foregoing, the ownership percentages set forth below do not take into account the exercise of any PubCo Warrants.

0.4%
8.8%
89.8%
Initial Shareholders and the Sponsor
Goldenbridge Public Shareholders
SunCar Shareholders
100%
Auto Services Group Limited (Cayman Islands)
100%
China Auto services Group Limited (Cayman Islands)
100%
Subsidiaries

Auto Services Group Limited (Cayman Islands) 100% owns China Auto services Group Limited (Cayman Islands), which 100% owns SunCar’s other subsidiaries.

Auto Services Group Limited (Cayman Islands) is 0.4% owned by Initial Shareholders and the Sponsor, 8.8% owned by Goldenbridge Public Shareholders, and 89.8% owned by SunCar Shareholders.

The ownership percentages with respect to the post-Business Combination company set forth above do not take into account [●] PubCo Warrants and include the conversion of the GBRG Rights into 610,000 PubCo Class A Ordinary Shares. If the actual facts are different than these assumptions, the percentage ownership retained by our public shareholders following the business combination will be different. The public warrants and private placement warrants will become exercisable upon the completion of the Business Combination and will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation.

Management and Board of Directors Following the Business Combination

Effective as of the closing of the Business Combination, the board of directors of PubCo will consist of five members. Four members of the PubCo board of directors will be designated by SunCar’s shareholders and a majority of the directors will be considered “independent” under Nasdaq’s listing standards. See section titled “PubCo’s Directors and Executive Officers after the Business Combination” for additional information.

Other Documents Relating to the Business Combination

Shareholder Support Agreement

Concurrently with the execution of the Merger Agreement, certain of SunCar’s officers, directors, founders and holders who collectively own approximately 87.86% of SunCar’s voting stock entered into support agreements, pursuant to which each such holder agreed to vote in favor of the Business Combination, subject to the terms of such shareholder support agreements.

Escrow Agreement

In connection with the closing of the Business Combination, PubCo, Ye Zaichang, as the representative of the SunCar shareholders and an escrow agent will enter into an Escrow Agreement pursuant to which the SunCar shareholders will deposit 1,000,000 of their Purchaser Ordinary Shares to secure the indemnification obligations as contemplated by the Merger Agreement. The form of Escrow Agreement that was attached as an exhibit to the Merger Agreement is attached to this proxy statement as Annex C .

Lock-up Agreements

In connection with the closing of the Business Combination, PubCo will enter into a lock-up Agreement with certain SunCar shareholders, which will provide that such SunCar shareholders will not, within twelve (12) months from the closing of the Business Combination, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the ordinary shares issued in connection with the Acquisition Merger, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such shares, whether any of these transactions are to be settled by delivery of any such shares, in cash, or otherwise. The form of the lock-up agreement that was attached as an exhibit to the Merger Agreement is attached to this proxy statement as Annex F.

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Insider Share Purchase Agreement

In connection with the closing of the Business Combination, Goldenbridge, SunCar and the initial shareholders of Goldenbridge will enter into an insider share purchase agreement whereby SunCar will agree to buy up to an aggregate of 400,000 Goldenbridge ordinary shares held by the initial shareholders at a price of $10.00 per share for up to an aggregate purchase price of $4,000,000. The form of the insider share purchase agreement that was attached as an exhibit to the Merger Agreement is attached to this proxy statement as Annex E.

Registration Rights Agreement

In connection with the closing of the Business Combination, PubCo and certain SunCar shareholders will enter into a Registration Rights Agreement to provide for the registration of the Purchaser Class A Ordinary Shares received by them in the Acquisition Merger and the Reincorporation Merger. Each of such SunCar shareholders will be entitled to (i) make a written demand for registration under the Securities Act of all or part of their shares, with one minority shareholder, KMBP Holdings Limited, having the right to demand up to three registration statements covering some or all of its shares, and (ii) “piggy-back” registration rights with respect to registration statements filed following the consummation of the Business Combination. PubCo will bear the expenses incurred in connection with the filing of any such registration statements.

Redemption Rights

Pursuant to Goldenbridge’s Existing Charter, Goldenbridge’s public shareholders may demand to have their shares redeemed for cash at the applicable redemption price per share equal to the quotient obtained by dividing (i) the aggregate amount on deposit in the trust account as of two business days prior to the consummation of the Business Combination, including interest (net of taxes payable), by (ii) the total number of then-outstanding public shares. As of [●], this would have amounted to approximately $[●] per share.

You will be entitled to receive cash for any public shares to be redeemed only if you:

(i)	(x) hold public GBRG Ordinary Shares or (y) hold public GBRG Ordinary Shares through GBRG Units and you elect to separate your GBRG Units into the underlying public GBRG Ordinary Shares, public GBRG Rights and public GBRG Warrants prior to exercising your redemption rights with respect to the public GBRG Ordinary Shares; and

(ii)	prior to 5:00 p.m., Eastern Time, on [●], which is two business days before the Extraordinary General Meeting, (a) submit a written request to the transfer agent that Goldenbridge redeem your public shares for cash; and (b) deliver your public shares to the transfer agent, physically or electronically through DTC.

Holders of outstanding GBRG Units must separate the underlying GBRG Ordinary Shares, GBRG Warrants and GBRG Rights prior to exercising redemption rights with respect to the GBRG Ordinary Shares. If GBRG Units are registered in a holder’s own name, the holder must deliver the certificate for its GBRG Units to the transfer agent with written instructions to separate the GBRG Units into their individual component parts. This must be completed far enough in advance to permit the mailing of the certificates back to the holder so that the holder may then exercise his, her or its redemption rights upon the separation of the GBRG Ordinary Shares from the GBRG Units.

If a broker, dealer, commercial bank, trust company or other nominee holds GBRG Units for an individual or entity (such individual or entity, the “beneficial owner”), the beneficial owner must instruct such nominee to separate the beneficial owner’s GBRG Units into their individual component parts. The beneficial owner’s nominee must send written instructions by facsimile to the transfer agent. Such written instructions must include the number of GBRG Units to be separated and the nominee holding such GBRG Units. The beneficial owner’s nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant GBRG Units and a deposit of an equal number of GBRG Ordinary Shares, GBRG Warrants and GBRG Rights. This must be completed far enough in advance to permit the nominee to exercise the beneficial owner’s redemption rights upon the separation of the GBRG Ordinary Shares from the GBRG Units. While this is typically done electronically the same business day, beneficial owners should allow at least one full business day to accomplish the separation. If beneficial owners fail to cause their GBRG Ordinary Shares to be separated in a timely manner, they will likely not be able to exercise their redemption rights.

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Any request for redemption, once made, may be withdrawn at any time up to two business days immediately preceding the Extraordinary General Meeting. Furthermore, if a shareholder delivered his certificate for redemption and subsequently decided prior to the date immediately preceding the Extraordinary General Meeting not to elect redemption, he may simply request that the transfer agent return the certificate (physically or electronically).

If a holder exercises its redemption rights, then such holder will be exchanging its public shares for cash and will no longer own shares of the post-Business Combination company. Such a holder will be entitled to receive cash for its public shares only if it properly demands redemption and delivers its shares (either physically or electronically) to our Transfer Agent in accordance with the procedures described herein. Please see the section titled “The Extraordinary General Meeting — Redemption Rights” for the procedures to be followed if you wish to redeem your public shares for cash.

A redemption payment will only be made in the event that the proposed Business Combination is consummated. If the proposed Business Combination is not completed for any reason, then public shareholders who exercised their redemption rights would not be entitled to receive the redemption payment. In such case, Goldenbridge will promptly return the share certificates to the public shareholder.

Appraisal Rights

Appraisal rights are not available to holders of Goldenbridge ordinary shares in connection with the proposed Business Combination under British Virgin Islands law.

The Proposals

At the Extraordinary General Meeting, the Goldenbridge’s shareholders will be asked to vote on the following:

●	Proposal No. 1 – the Reincorporation Merger Proposal;

●	Proposal No. 2 – the Acquisition Merger Proposal;

●	Proposal No. 3 – the Nasdaq Proposal;

●	Proposal No. 4 – the Pre-Merger Charter Amendment Proposal;

●	Proposal No. 5 – the PubCo Charter Proposal; and

●	Proposal No. 6 – the Adjournment Proposal.

Please see the sections titled “The Extraordinary General Meeting” on page 75 for more information on the foregoing Proposals.

Voting Securities, Record Date

As of [●], there were 7,566,250 GBRG Ordinary Shares issued and outstanding. Only Goldenbridge’s shareholders who hold GBRG Ordinary Shares of record as of the close of business on [●] are entitled to vote at the Extraordinary General Meeting or any adjournment of the Extraordinary General Meeting. Approval of the Proposals will require the affirmative vote of the holders of a majority of the issued and outstanding GBRG Ordinary Shares present and entitled to vote at the Extraordinary General Meeting; provided, however, that if [*] or more of the holders of GBRG Ordinary Share exercise their redemption rights then the Business Combination may not be completed.

As of [●], the initial shareholders and the Sponsor collectively owned and was entitled to vote 1,787,250 GBRG Ordinary Shares, or approximately [●]% of Goldenbridge’s outstanding shares. With respect to the Business Combination, the initial shareholders and Maxim, which owns approximately 24.00% of Goldenbridge’s outstanding shares as of the record date, has agreed to vote its GBRG Ordinary Shares in favor of the Reincorporation Merger Proposal and the Acquisition Merger Proposal, and intends to vote for the other Proposals although there is no agreement in place with respect to voting on the other Proposals.

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Anticipated Accounting Treatment

The Business Combination will be accounted for as a reverse merger in accordance with U.S. GAAP. Under this method of accounting, Goldenbridge will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the holders of SunCar expecting to have a majority of the voting power of the post-combination company, SunCar senior management comprising all of the senior management of the post-combination company, the relative size of SunCar compared to Goldenbridge, and SunCar operations comprising the ongoing operations of the post-combination company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of SunCar issuing stock for the net assets of Goldenbridge, accompanied by a recapitalization. The net assets of Goldenbridge will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of SunCar.

Cash Transfer

In the reporting periods presented in this proxy statement/prospectus, (1) no cash transfers have occurred between our holding company and its subsidiaries, (2) no dividends nor distributions have been made by the subsidiaries to our holding company, and (3) our holding company has not paid any dividends nor made any distributions to U.S. investors. In addition, Auto Services Group Limited currently does not have a plan to declare dividends to its shareholders in the foreseeable future.

There are limitations on our ability to transfer cash between the holding company and our subsidiaries, and there is no assurance that China’s government will not intervene or impose restrictions on the ability of us and our subsidiaries to transfer cash. Most of our cash is in Renminbi, and the PRC government could prevent the cash maintained from leaving the PRC, could restrict deployment of the cash into our and our subsidiaries’ business and restrict the ability to pay dividends and the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions. As a holding company, our ability to distribute dividends largely depend on our PRC Operating Entities dividend distribution. Under PRC laws and regulations, the PRC Operating Entities may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. The PRC Operating Entities are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. In addition, PRC Operating Entities cannot distribute dividends until previous years’ loss has been offset.

Regulatory Approvals

The Reincorporation Merger, the Acquisition Merger and the other transactions contemplated by the Merger Agreement are not subject to any additional U.S. federal or state regulatory requirements or approvals, or any regulatory requirements or approvals under the laws of the Cayman Islands, except for the registration by the Registrar of Companies in the Cayman Islands of the plans of merger.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which was available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. Moreover, On January 4, 2022, thirteen PRC regulatory agencies, namely, the CAC, the NDRC, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of State Security, the Ministry of Finance, MOFCOM, SAMR, CSRC, the People’s Bank of China, the National Radio and Television Administration, National Administration of State Secrets Protection Network Data Security (draft for public comments), and the National Cryptography Administration, jointly adopted and published the Measures for Cybersecurity Review (2021), which became effective on February 15, 2022. The Measures for Cybersecurity Review (2021) required that, among others, in addition to “operator of critical information infrastructure” any “operator of network platform” holding personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. We do not expect to be subject to the cybersecurity review by the CAC for this transaction, given that: (i) using our products and services does not require users to provide any personal information; (ii) we do not possess any personal information from users in our business operations; and (iii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. Our WeChat mini program is used only to provide insurance-related news and information, and does not have access to any personal information of the program users or the public. As these opinions were recently issued, official guidance and interpretation of the opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our listing on Nasdaq, our financial condition, our results of operations, and the Offering.

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On December 24, 2021, the CSRC released the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) (the “Draft Administrative Provisions”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Draft Filing Measures”, collectively with the Draft Administrative Provisions, the “Draft Rules Regarding Overseas Listing”), both of which have a comment period that expires on January 23, 2022, although it has not been promulgated into a law, we expect it to be enacted in late 2022. The Draft Rules Regarding Overseas Listing stipulate that the Chinese-based companies, or the issuer, shall fulfill the filing procedures within three working days after the issuer makes an application for initial public offering and listing in an overseas market. We have been advised by our PRC counsel, Allbright Law Offices, that they are still draft rules now and there is no official news about when such draft rules will be enacted, therefore, neither SunCar, nor any of its subsidiaries, including the PRC Operating Entities are currently required to obtain approval from Chinese authorities, including the China Securities Regulatory Commission, or CSRC, or Cybersecurity Administration Committee, or CAC, to list on U.S exchanges or issue securities to foreign investors. But if Draft Rules Regarding Overseas Listing finally is promulgated, then we may need to obtain certain approvals from relative Chinese authorities. We have not been denied any permission either as of the date of this prospectus. However, if we were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors. It is uncertain when and whether SunCar will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although SunCar is currently not required to obtain permission from any of the PRC government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry. See “Risk Factors - The approval of the China Securities Regulatory Commission may be required in connection with this Transaction, and, if required, we cannot predict whether we will be able to obtain such approval.”

The Measures for Cybersecurity Review (2021), effective on February 15, 2022, authorized the relevant government authorities to conduct cybersecurity review on a range of activities that affect or may affect national security, and required that, among others, in addition to “operator of critical information infrastructure” any “operator of network platform” holding personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. The Measures for Cybersecurity Review (2021) further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments if going public; and (iii) the risks of network information security. The cybersecurity review will also look into the potential national security risks from overseas IPOs. We are advised by our PRC counsel, Allbright Law Offices, that we do not expect to be subject to the cybersecurity review by the CAC for this transaction, given that: (i) using our products and services does not require users to provide any personal information; (ii) we do not possess any personal information from users in our business operations; and (iii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. Our WeChat mini program is used only to provide insurance-related news and information, and does not have access to any personal information of the program users or the public. However, if the draft Regulations on Network Data Security is adopted into law and we become listed on Nasdaq, our PRC Operating Entities likely will be required to perform annual data security assessment either by itself or retaining a third-party data security service provider and submit such data security assessment report to the local agency every year. As of the date of this Prospectus, neither the CAC nor any other PRC regulatory agency or administration has contacted SunCar in connection with the PRC Operating Entities, neither SunCar nor the PRC Operating Entities are currently required to obtain regulatory approval from the CAC nor any other PRC authorities. However, if we and our PRC Operating Entities i) do not receive or maintain such permissions or approvals; (ii) inadvertently conclude that such permissions or approvals are not required; or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals, we may have to spend great efforts and expenses to obtain such clearance, otherwise it may materially and adversely affect our business, operating results, financial condition and the value of our ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. See “Risk Factors - We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information.”

As of the date of this prospectus, we are not denied any permissions or approvals that we and our subsidiaries are required to obtain from Chinese authorities to operate our business.

Auditor’s Regulation

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national securities exchange or in the over the counter trading market in the U.S. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of consecutive “non-inspection years” from three years to two.

On December 16, 2021, PCAOB announced the PCAOB Holding Foreign Companies Accountable Act determinations (the “PCAOB determinations”) relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong. The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our auditor, Marcum Bernstein & Pinchuk LLP (“MBP”), the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in Manhattan, New York, and is subject to inspection by the PCAOB on a regular basis with the last inspection in 2020. As of the date of this prospectus, our auditor, Marcum Bernstein & Pinchuk LLP, is not among the firms listed on the PCAOB Determination List issued in December 2021.

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Interests of Certain Persons in the Business Combination

When you consider the recommendation of the Goldenbridge board of directors in favor of adoption of the Acquisition Merger Proposal and the other Proposals, you should keep in mind that Goldenbridge’s directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a shareholder, including the following:

●	If an initial business combination is not completed by December 4, 2022, whether with SunCar or with any other entity, Goldenbridge will be required to liquidate. In such event, 1,437,500 GBRG Ordinary Shares held by Goldenbridge’s initial shareholders, which were acquired prior to the IPO for an aggregate purchase price of $25,000, will be worthless. Such GBRG Ordinary Shares had an aggregate market value of approximately $[●] million based on the closing price of GBRG Ordinary Shares of $[●] per share on The Nasdaq Capital Market as of [●], 2022. Specifically, up to of 400,000 GBRG Ordinary Shares held by the Goldenbridge’s initial shareholders that SunCar will agree to purchase pursuant to the Insider Share Purchase Agreement in connection with the closing of the Business Combination, at a price of $10.00 per share for up to an aggregate purchase price of $4,000,000, will be worthless. The Sponsor, Goldenbridge’s officers and directors waived their redemption rights and liquidation rights in connection with the purchase of the founder’s shares and no other consideration was paid for such agreement.

●	If an initial business combination is not completed by December 4, 2022, whether with SunCar or with any other entity, Goldenbridge will be required to liquidate. In such event, 470,583 GBRG Ordinary Shares held by the Sponsor, which were acquired prior to the IPO as insider shares, and ordinary shares, warrants and the rights included as part of the 350,000 Private Units purchased by the Sponsor for a total purchase price of $3,500,000, will be worthless. Such ordinary shares had an aggregate market value of approximately $[●] based on the closing price of GBRG Ordinary Shares of $[●] on Nasdaq as of [●], 2022, such warrants had an aggregate market value of approximately $[●] based on the closing price of GBRG Warrants of $[*] on Nasdaq as of [●], such rights had an aggregate market value of approximately $[●] based on the closing price of GBRG Rights of $[●] on Nasdaq as of [*], 2022, such private units had an aggregate market value of approximately $[●] based on the closing price of GBRG Units of $[●] on Nasdaq as of [●]. The Sponsor, Goldenbridge’s officers and directors and their affiliates waived their redemption rights and liquidation rights in connection with the purchase of the insider shares and no other consideration was paid for such agreement.

●	The exercise of Goldenbridge’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in our shareholders’ best interest.

●	In order to extend Goldenbridge’s time to complete a business combination by up to an additional nine months as provided in its Existing Charter, Goldenbridge’s Sponsor or our directors and officers or their designees must deposit $575,000 into the trust account for each three-month extension. If the Business Combination is consummated by the extended deadlines, the amount deposited in the trust account will be repaid. However, if the Business Combination is not consummated by the extended deadline, the amount deposited will not be repaid unless there are funds available outside the trust account to do so and will be included in the liquidation distribution to Goldenbridge’s shareholders.

●	Cross Wealth Investment Holding Limited, which is owned by Jining Li, a member of Goldenbridge’s Board of Directors, will be liable under certain circumstances described herein to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Goldenbridge for services rendered or contracted for or products sold to Goldenbridge. If Goldenbridge consummates a business combination, on the other hand, PubCo will be liable for all such claims.

●	The Sponsor and Goldenbridge’s officers and directors and their affiliates are entitled to reimbursement of reasonable out-of-pocket expenses incurred by them in connection with certain activities on Goldenbridge’s behalf, such as identifying and investigating possible business targets and business combinations. However, if the proposed Business Combination is not completed by December 4, 2022, they will not have any claim against the trust account for reimbursement. Accordingly, Goldenbridge may not be able to reimburse these expenses, and the Sponsor and Goldenbridge’s officers and directors and their affiliates will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceeded the amount of its working capital if the Business Combination or another business combination is not completed within the allotted time period. As of the date of this proxy statement/prospectus, the Sponsor and Goldenbridge’s officers and directors and their affiliates have not had any unpaid reimbursable expenses.

●

If the Business Combination with SunCar is completed, SunCar’s shareholders will designate four (4) members of the board of directors of the post-Business Combination company. It is currently contemplated that Yongsheng Liu, who is currently a director of Goldenbridge, will continue to be a director of PubCo after the closing of the Business Combination (assuming that the Acquisition Proposal is approved as described in this proxy statement/prospectus). As such, in the future, he will receive any cash fees, stock options or stock awards that PubCo’s board of directors determines to pay to its non-executive directors.

●

The Merger Agreement provides for the continued indemnification of Goldenbridge’s current directors and officers and the continuation of directors and officers liability insurance covering Goldenbridge’s current directors and officers.

●

Pursuant to the Merger Agreement, Goldenbridge, SunCar, and the initial shareholders of Goldenbridge will enter into an insider share purchase agreement in connection with the Business Combination whereby SunCar will agree to buy up to an aggregate of 400,000 GBRG Ordinary Shares, 300,000 GBRG Ordinary Shares, or 200,000 GBRG Ordinary Shares held by the Goldenbridge’s initial shareholders, at a price of $10.00 per share, for up to an aggregate purchase price of $4,000,000, $3,000,000, or $2,000,000, respectively, in the event Goldenbridge has at least $40,000,000 in cash immediately after the Closing (netting off all the liabilities, costs and expenses owed by Goldenbridge at the Closing), at least $30,000,000 but less than $40,000,000 in cash immediately after the Closing, or no more than $30,000,000 in cash immediately after the Closing, respectively.

●

Goldenbridge’s officers and directors may make loans from time to time to Goldenbridge to fund certain capital requirements. As of the date of this proxy statement/prospectus, no such loans have been made, but loans may be made after the date of this proxy statement/prospectus. If the Business Combination is not consummated, the loans will not be repaid and will be forgiven except to the extent there are funds available to Goldenbridge outside of the trust account;

●	The Sponsor and its affiliates will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate. The Sponsor and its affiliates will own [●] shares, representing [●]% ownership interest in SunCar resulting from the completion of the Business Combination. Such ordinary shares had an aggregate market value of approximately $[●] based on the closing price of GBRG Ordinary Shares of $[●] on Nasdaq as of [●], 2022.

●

The Sponsor and its affiliates can earn a positive rate of return on their investment, even if other Goldenbridge shareholders experience a negative rate of return in the combined company following the Business Combination. For example, if the share price of the ordinary shares declined to $5.00 per share after the close of the business combination, Goldenbridge’s public shareholders that purchased shares in the initial public offering would have a loss of $5.00 per share, while Goldenbridge’s Sponsor would have a gain of $4.98 per share because it acquired the founder shares for a nominal amount.

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Recommendations of the Goldenbridge Board of Directors to the Goldenbridge Shareholders

After careful consideration of the terms and conditions of the Merger Agreement, the Goldenbridge board of directors has determined that the Business Combination and the transactions contemplated thereby are fair to and in the best interests of Goldenbridge and its shareholders. In reaching its decision with respect to the Reincorporation Merger and the Acquisition Merger, the Goldenbridge board of directors reviewed various industry and financial data and the due diligence and evaluation materials provided by SunCar. The Goldenbridge board of directors obtained a valuation opinion from CHFT Advisory and Appraisal Ltd on which to base its assessment. The Goldenbridge board of directors recommends that Goldenbridge’s shareholders vote:

●	FOR the Reincorporation Merger Proposal;

●	FOR the Acquisition Merger Proposal;

●	FOR the Nasdaq Proposal;

●	FOR the Pre-Merger Charter Amendment Proposal;

●	FOR the PubCo Charter Proposal; and

●	FOR the Adjournment Proposal.

SunCar’s Holding Company Structure

SunCar conducts its operations in China primarily through its PRC Operating Entities. SunCar was incorporated under the laws of the British Virgin Islands on September 19, 2012 and continued in the Cayman Islands in accordance with applicable laws. SunCar, including all of its subsidiaries, does not have variable interest entity (“VIE”) structure. SunCar is a holding company and conduct substantially all of its business in China through its subsidiaries in China (the “PRC Operating Entities”). It may rely on dividends to be paid by its PRC Operating Entities to fund its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to shareholders, to service any debt and to pay our operating expenses.

Under PRC laws and regulations, the PRC Operating Entities may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, the PRC Operating Entities are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. In addition, the Enterprise Income Tax Law, or EIT, and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

Investors in the PubCo Class A Ordinary Shares are not purchasing equity interest in SunCar’s operating entities in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands. The chart below summarizes SunCar’ corporate structure and identifies its principal subsidiaries, where “onshore” means the entities are organized in PRC under PRC laws.

Beijing Beisheng United insurance Agency Co. Limited is 80% owned by Shangshi Dalian Insurance Agency Co., Limited and 20% owned by Beijing Media Corporation Limited. As of June 30, 2022, around 37% of the shares of Shangshi Dalian Insurance Agency Co., Limited are owned by 285 shareholders (of which the biggest shareholder holds 2.9% of its total issued and outstanding shares) through National Equities Exchange and Quotations (“NEEQ”) in China.

Summary of Risk Factors

In evaluating the Business Combination and the Proposals to be considered and voted on at the Extraordinary General Meeting, you should carefully review and consider the risk factors set forth under the section titled “Risk Factors” beginning on page 27 of this proxy statement/prospectus. The occurrence of one or more of the events or circumstances described in that section, alone or in combination with other events or circumstances, may have a material adverse effect on (i) Goldenbridge’s ability to complete the Business Combination, and (ii) the business, cash flows, financial condition and results of operations of PubCo following consummation of the Business Combination.

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Below please find a summary of the principal risks, organized under relevant headings:

General Risks Related to SunCar’s Business

●	Our automobile after-sales services business and insurance intermediation business largely depend on our relationships with our customers.

●	We rely on our after-sales service providers and external referral sources to operate our business, therefore our relationships with our suppliers are crucial to our business.

●	We are subject to customer concentration risk. Our growth and revenue could be materially and adversely affected if we lose any significant customer, or if any significant customer fails to cooperate with us at anticipated levels.

●	Our negative net operating cash flows in the past may expose us to certain liquidity risks and could constrain our operational flexibility.

●	Any significant disruption in services on our apps, websites or computer systems, including events beyond our control, could materially and adversely affect our business.

●	If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

●	We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to “emerging growth companies” will make our ordinary shares less attractive to investors.

●	We may not be able to use certain of our leased properties due to defects related to these properties.

●	Failure to comply with PRC laws and regulations on leased property may expose us to potential fines and negatively affect our ability to use the properties we lease.

●	If we fail to protect our intellectual property rights and proprietary information, we may lose our competitive edge and our brand, reputation and operations may be materially and adversely affected.

Risks Related to SunCar’s Insurance Services

●	We participate in the business as an insurance intermediary, therefore, we only obtained necessary licenses for the sale of insurance, but these insurances do not allow us to create/modify insurance products either.

●	Our business is subject to regulation and administration by the China Banking and Insurance Regulatory Commission and other government authorities, and failure to comply with any applicable regulations and rules by us could result in financial losses or harm to our business.

●	Misconduct of the external referral sources we engaged to promote our insurance intermediation services is difficult to detect and deter and could harm our reputation or lead to regulatory sanctions or litigation costs.

●	Examinations and investigations by the PRC regulatory authorities may result in fines and/or other penalties that may have a material adverse effect on our reputation, business, results of operations and financial condition.

●	Because the commission revenue we earn on the sale of insurance products is based on premium and commission rates set by insurance companies, any decrease in these premiums or commission rates, or increase in the referral fees we pay to our external referral sources, may have an adverse effect on our results of operation.

●	The insurance business is historically cyclical in nature, and there may be periods with excess underwriting capacity and unfavorable premium rates, which may negatively affect SunCar’s overall revenues.

Risks Related to Doing Business in China

●	PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC Operating Entities to liability or penalties

●	Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

●	The Chinese government exerts substantial influence over the manner in which SunCar must conduct our business activities.

●	Our business is conducted in RMB and the price of our ordinary shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

●	We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. SunCar may be liable for improper use or appropriation of personal information.

●	If SunCar is classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ordinary shareholders.

●	Failure to obtain any preferential tax treatments or the discontinuation, reduction or delay of any of the preferential tax treatments that may be available to us in the future could materially and adversely affect our business, financial condition and results of operations.

●	The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions.

●	The approval of the China Securities Regulatory Commission may be required in connection with this Transaction.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds of future offerings

●	Recently, the PRC government initiated a series of regulatory actions and released guidelines to regulate business operations in China with little advance notice, including those related to data security or anti-monopoly concerns, which may have an impact on our ability to conduct certain business in China, accept foreign investments, or list on a U.S. or other foreign exchange.

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. Therefore, investors in the securities and our business face potential uncertainty from the PRC government’s policy. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline.

●	Our auditor is headquartered in Manhattan, New York, and is subject to inspection by the PCAOB on a regular basis.

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Risks Related to Ownership of SunCar Securities

●	Because there are no current plans to pay cash dividends on the Class A Ordinary Share for the foreseeable future, you may not receive any return on investment unless you sell your Class A Ordinary Share for a price greater than that which you paid for it.

●	If SunCar or PubCo fails to implement and maintain an effective system of internal controls to remediate its material weaknesses over financial reporting, PubCo may be unable to accurately report its results of operations, meets its reporting obligations or prevent fraud, and investor confidence and the market price of PubCo’s ordinary shares may be materially and adversely affected.

●	Future sales or perceived sales of substantial amounts of our securities in the public market could have a material adverse effect on the prevailing market price of our Ordinary Shares and our ability to raise capital in the future, and may result in dilution of your shareholdings.

●	We may have conflicts of interest with our Largest Shareholder and may not be able to resolve such conflicts on favorable terms for us.

Risk Factors Relating to Goldenbridge’s Business

●	Goldenbridge will be forced to liquidate the trust account if it cannot consummate a business combination by December 4, 2022, at which time Goldenbridge’s public shareholders will receive $[10.00] per share and the Goldenbridge rights will expire worthless.

●	You must tender your GBRG Ordinary Shares in order to validly seek redemption at the Extraordinary General Meeting.

Risk Factors Relating to the Business Combination

●	Goldenbridge and SunCar have incurred and expect to incur significant costs associated with the Business Combination. Whether or not the Business Combination is completed, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by the combined company if the Business Combination is completed or by Goldenbridge if the Business Combination is not completed.

●	In the event that a significant number of GBRG Ordinary Shares are redeemed, the PubCo Ordinary Shares may become less liquid following the Business Combination.

Risk Factors Relating to PubCo

●	If PubCo ceases to qualify as a foreign private issuer, it would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and it would incur significant additional legal, accounting and other expenses that it would not incur as a foreign private issuer.

●	Because PubCo is a foreign private issuer and is exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if it were a domestic issuer.

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SUNCAR SUMMARY FINANCIAL INFORMATION

The following table contains summary financial information of SunCar as of and for the periods ended December 31, 2020 and 2021. Such data as of and for the years ended December 31, 2020 and 2021 have been derived from the audited financial statements of SunCar, which are included elsewhere in this proxy statement/prospectus. The following summary financial information should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SunCar” and audited financial statements and related notes included elsewhere. The summary financial information in this section is not intended to replace the audited financial statements and related notes and are qualified in their entirely thereby. The historical results are not necessarily indicative of the results that may be expected for any period in the future.

	For the years ended December 31,
	2020	2021

Revenues	$238,925	$249,235

Operating cost and expenses
Integrated service cost	(131,932)	(156,852)
Commission cost	(79,515)	(55,222)
Selling expenses	(6,835)	(12,731)
General and administrative expenses	(7,780)	(10,420)
Research and development expenses	(5,029)	(3,651)
Total operating costs and expenses	(231,091)	(238,876)

Operating profit	7,834	10,359

Other income/(expenses)
Financial expenses, net	(2,100)	(3,045)
Investment income	255	759
Other income, net	2,385	2,457
Total other income, net	540	171

Income before income tax expense	8,374	10,530
Income tax expense	(1,752)	(938)
Income from continuing operations, net of tax	6,622	9,592

Discontinued operations:
Net loss from the operations of the discontinued operations, net of tax	(16,397)	(27,682)

Net loss	(9,775)	(18,090)

Net income from continuing operations	6,622	9,592
Less: Net income attributable to non-controlling interests of continuing operations	3,219	5,650
Net income from continuing operations attributable to SunCar’s ordinary shareholders	3,403	3,942

Net income per ordinary share from continuing operations:
Basic	$0.01	$0.01
Diluted	$0.01	$0.01

Net loss attributable to SunCar’s ordinary shareholders per ordinary share
Basic and diluted	$(0.06)	$(0.11)

Weighted average shares outstanding used in calculating basic and diluted loss per share
Basic and diluted	225,000,000	225,000,000

Weighted average shares outstanding used in calculating basic and diluted income per share
Basic and diluted	418,668,614	418,668,614

	As of December 31
	2020	2021

Total assets	$211,128	$214,270
Total liabilities	$161,657	$187,807
Total shareholder’s deficit	$2,979	$(21,436)
Non-controlling interests	$46,492	$47,899
Total equity	$49,471	$26,463

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COMPARATIVE PER SHARE INFORMATION

The following table sets forth the per share data of each of SunCar and Goldenbridge on a stand-alone basis and the unaudited pro forma condensed combined per share data for the year December 31, 2021 after giving effect to the Business Combination assuming (i) no redemption of GBRG Ordinary Shares, (ii) 50% redemption of GBRG Ordinary Shares, and (iii) maximum redemption of GBRG Ordinary Shares. The pro forma earnings information for the year ended December 31, 2021 were computed as if the Business Combination had been completed on January 1, 2021.

The historical book value per share is computed by dividing the total common shareholders’ equity by the number of GBRG Ordinary Shares outstanding at the end of the period. The pro forma combined book value per Goldenbridge Ordinary Share is computed by dividing the total pro forma common shareholders’ equity by the pro forma number of GBRG Ordinary Share outstanding at the end of the period. The pro forma earnings per share of the combined company is computed by dividing the pro forma income available to the combined company’s common shareholders by the pro forma weighted-average number of GBRG Ordinary Shares outstanding over the period.

You should read the information in the following table in conjunction with the selected historical financial information summary included elsewhere in this proxy statement/prospectus, and the historical financial statements of Goldenbridge and SunCar and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited Goldenbridge and SunCar pro forma combined per share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined earnings per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of Goldenbridge and SunCar would have been had the companies been combined during the periods presented.

			Combined Pro Forma
	GBRG	SunCar	Assuming No	Assuming 50%	Assuming Maximum
	(Historical)	(Historical)	Redemption	Redemption	Redemption
As of March 31, 2022 for GBRG and December 31, 2021 for SunCar, and for the year ended December 31, 2021
Book value per share (1)	$(1.89)	$(0.05)	$0.34	$0.02	$(0.32)
Weighted average shares outstanding used in calculating basic and diluted income per share - basic and diluted	—	418,668,614	89,177,500	86,302,500	83,427,500
Net income from continuing operations per share of common stock - basic and diluted	$—	$0.01	$0.03	$0.03	$0.03
Weight average shares outstanding of redeemable common stock - basic and diluted	5,750,000	—	—	—	—
Net loss per share of redeemable common stock - basic and diluted	$(0.17)	$—	—	—	—
Weighted average shares outstanding of non-redeemable common stock - basic and diluted	1,816,250	—	—	—	—
Net loss per share of non-redeemable common stock - basic and diluted	$(0.17)	$—	—	—	—

(1)	Book value per share = Total shareholder’s deficit divided by weighted average common shares outstanding.

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SECURITIES AND DIVIDENDS

Goldenbridge’s units, ordinary shares, warrants and rights are each quoted on the Nasdaq, under the symbols “GBRGU,” “GBRG,” “GBRGW,” and “GBRGR,” respectively. Each GBRG Unit consists of one ordinary share, one warrant entitling its holder to purchase one-half of one ordinary share at a price of $11.50 per whole share, and one right to receive one-tenth (1/10th) of one ordinary share upon the consummation of the Business Combination. Goldenbridge’s units commenced trading on Nasdaq on March 2, 2021. Goldenbridge’s ordinary shares, public rights and public warrants commenced trading on Nasdaq on April 16, 2021.

Goldenbridge has not paid any cash dividends on its ordinary shares to date and does not intend to pay cash dividends prior to the completion of a business combination. The payment of cash dividends in the future will be dependent upon Goldenbridge’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any dividends subsequent to the Business Combination will be within the discretion of the PubCo board of directors. It is the present intention of the Goldenbridge board of directors to retain all earnings, if any, for use in its business operations and, accordingly, Goldenbridge’s board does not anticipate declaring any dividends in the foreseeable future.

SunCar’s securities are not currently publicly traded. We intend to list the PubCo Ordinary Shares and PubCo Warrants on Nasdaq in connection with the Business Combination.

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RISK FACTORS

Shareholders should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus before they decide whether to vote or instruct their vote to be cast to approve the Proposals described in this proxy statement/prospectus. These risks could have a material adverse effect on the business, financial conditioning and results of operations of PubCo, and could adversely affect the trading price of PubCo’s securities following the business combination.

General Risks Related to SunCar’s Business

Our historical business growth and profitability may not be indicative of future performance. You should not rely on the results of our operations as an indication of future revenue, profit or growth.

We commenced our insurance intermediation business in May 2007 and launched our automobile after-sales services business in June 2013, both through our operating entities in China. Our revenue and net profit increased continually. For the years ended December 31, 2020 and 2021, we generated revenue from continuing operations of $238.9 million and $249.2 million, respectively. For the same periods, our net profit from continuing operations was $6.62 million and $9.59 million, representing a net profit margin from continuing operations of 2.77% and 3.85% in the respective periods. Our net losses for 2020 and 2021 are due to discontinued operations in our financial leasing business line, which we have disposed of as of March 1, 2022. See “Certain Transactions of SunCar – Disposal of Shengda Group”.

However, our historical performance may not be indicative of our future growth or financial results. We cannot assure you that we will be able to deliver similar growth or avoid any decline in the future. Our growth may slow down and our revenue and net profit may decline for a number of possible reasons, including the risk factors set forth in this prospectus. Some of the risks are beyond our control, including declining growth of our overall market or industry, increasing competition, the emergence of alternative business models, decreasing customer base, changes in rules, regulations, government policies or general economic conditions, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors. You should consider our business and prospects in light of these risks, and not unduly rely on our past results of operations or historical growth rate as an indicator of our future performance.

If we fail to maintain stable relationships with our business partners, our business, results of operations, financial condition and business prospects could be materially and adversely affected.

We are a company working as an intermediary in automobile after-sales services and insurance. Therefore, we depend on our after-sales suppliers and insurance companies partners to provide services to our clients and customers. Our success depends on our ability to, among other things, develop and maintain relationships with our existing business partners and attract new business partners.

Our automobile after-sales services business and insurance intermediation business largely depend on our relationships with our customers. If we cannot maintain good relationships or provide satisfactory services to them, we may lose some of our business.

For our automobile after-sales services business, our after-sales partners are our clients, mainly consisting of banks, insurance companies and other large corporations. We secure service contracts with a substantial number of our after-sales partners through a bidding or centralized procurement process. These contracts generally have a term of one or two years which, upon expiry, we are typically subject to a new round of bidding or centralized procurement process to be awarded a renewed contract. We cannot assure you that we will always be invited to participate in the bidding or procurement process of our existing customers upon expiry of our existing contract terms or potential customers that we strive to establish business relationship with, or that we would be able to succeed in the bidding or procurement processes or maintain comparable success rates in the future. Furthermore, our cooperation with our after-sales partners is subject to their annual budget constraints, which could indirectly affect the growth of our automobile after-sales services business.

For our insurance intermediation business, we provide agency services for well-known insurance companies in China by distributing primarily automobile insurance products underwritten by them, and receive commissions from these insurance companies. Our relationships with these insurance companies are governed by agreements between the insurance companies and us. These contracts generally provide, among other things, the scope of our authority and our commission rates, and typically have a term of one or three years. Certain of these contracts can also be terminated by the insurance companies with a relatively short notice under certain circumstances. There is no assurance that we would be able to renew any such contracts upon their expiry with terms that are comparable to or better than the existing ones, if at all. Any interruption to or discontinuation of our relationships with these insurance companies may severely and negatively impact our results of operations.

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In addition, client and end-consumer recognition is critical for us to remain competitive. Our ability to maintain and enhance client and end-consumer recognition and reputation depends primarily on the quality of the products and services they receive. If we are unable to maintain and further enhance our client and end-consumer recognition and reputation and promote awareness of our product offerings and services, we may not be able to maintain or continue to expand our client base, and our results of operations may be materially and adversely affected. Furthermore, any negative or malicious publicity relating to our Group, products and services could harm our brand image and in turn materially and adversely affect our business and results of operations.

We rely on our after-sales service providers and external referral sources to operate our business, therefore our relationships with our suppliers are crucial to our business. Failure to establish and maintain stable relationships with them and other supply chain disruptions may adversely affect our results of operations and business prospects.

For our automobile after-sales services business, we rely on our after-sales service providers, who are our suppliers, to deliver a variety of automobile-related services to customers of our after-sales partners. Accordingly, our relationships with the after-sales service providers and their quality of service are crucial for us to continue our business growth and promote our brand and reputation among our customers. If our relationships with them deteriorate, our business, financial condition and results of operations may be materially and adversely affected. Similarly, failure of our after-sales service providers to deliver services of satisfactory quality may cause our clients to stop using our services, which could adversely affect our revenue or even jeopardize the business relationship with our customers.

For our insurance intermediation business, we collaborate with various external referral sources to expedite our market penetration and broaden our end consumer base. Our external referral sources are our suppliers in the insurance intermediation business. Failure to establish and maintain stable relationships with our external referral sources may materially and adversely affect our ability to expand our business scale and geographical coverage, which in turn could adversely affect our results of operations and business prospects.

In addition, our contracts with our clients and suppliers are typically on a non-exclusive basis, and they may choose to cooperate with our competitors or offer competing services themselves. For example, there is an increasing trend that major insurance companies build their own Internet or mobile channels and strengthen their in-house capabilities to distribute their insurance products, as well as establishing their own insurance intermediation arms. Our after-sales service providers may also choose to work with our competitors or other service platforms, which may offer better terms or bring upon more business volume to them. In any event, there is no assurance that we will be able to continuously maintain positive relationships with our business partners, or continue to work with them on terms favorable to us, or at all. If any of the foregoing occurs, our business growth, results of operations and financial condition will be adversely affected.

Moreover, our after-sales service providers depend upon frequent use of auto parts, products, and supplies to perform the services they provide for us. Shortages or interruptions in the supply chain caused by unexpected demand, problems in production or distribution, acts of terrorism, financial or other difficulties of suppliers, labor issues, inclement weather, natural disasters such as floods, drought and hurricanes, outbreak of armed conflicts or disease, such as COVID-19, or other conditions could adversely affect the availability, quality and cost of supplies for such products, which could materially and adversely affect the businesses of our after-sales service providers and us. Recent global supply chain disruptions have had minimal direct impacts on our operations, because our business is digitalized and require very little continuous supply of physical materials. Moreover, the labor supply of our after-sales service providers have been affected only minimally, since we source these providers in China locally, close to the locations of our clients service requests. For examples, Russia, Ukraine, and the United States have no nexus to our supply chains, so events happening in these locations have minimal effect on our supply chain management or risks.

Global inflationary pressures could negatively impact our results of operations and cash flows.

We face two types of possible inflationary pressures: a general pressure from inflation-related economic slowdown, and a specific pressure from inflation of the prices of fuel. First, inflation could slow down the global economy and the economic activity in China in particular, and thus decrease the over amount of automobile usage in China which would impact our business. So far, this risk has not been realized, and we see automobile usage in China continue to steadily grow. Second, since the 2022 inflation episode was triggered by the conflict in Ukraine and the resulting increase in fossil fuel prices, it particularly impacts the automobile industry which still mainly relies on fossil fuel to power the vehicles. Thus, the automotive and related industries, including insurance and after-sales service industries where we operate, would face increased cost of operation even more significant than the global economy as a whole, drive by the increase in fuel prices. Our efforts in developing our NEV (new energy vehicles) business line may not be able to completely offset this risk, since NEV is still a small minority portion of the entire automotive industry.

Increases in labor costs and employee benefits may adversely affect our business and profitability.

Labor costs in China have risen in recent years as a result of social and economic development including the increasing inflation. Average wages in China are expected to continue increasing. We may also need to increase our total compensation packages to attract and retain experienced personnel to achieve our business objectives. In addition, we are required by the PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, and insurance, to designated government authorities for the benefits of our employees. We may be determined by the relevant government authorities to have failed to make adequate payments to the statutory employee benefits, due to the inconsistent implementation or interpretation of the PRC laws and regulations by local authorities or our lack of understanding of the relevant PRC laws and regulations. As a result, we may be subject to late payment fees or other penalties. As of the date of this prospectus, our PRC Operating Entities have not been materially impacted, in part because our labor suppliers, the after-sales service providers, are highly fragmented and not coordinated as US-style labor unions do not exist in the PRC. However, we expect that our labor costs, including wages and employee benefits, will continue to increase. Our financial condition and results of operations may be adversely affected as a result of any material increase in our labor costs.

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We are subject to customer concentration risk. Our growth and revenue could be materially and adversely affected if we lose any significant customer, or if any significant customer fails to cooperate with us at anticipated levels.

For the year of 2021, we had one customer accounting for more than 15% of our revenue, and three customers each accounting for more than 10% of our accounts receivables for a total of 46%. For the year 2020, we had one customer accounting for 26% of our revenue, and one customer accounting for 18% of our accounts receivables. None of these major customers is a related party to SunCar or its Directors.

There are a number of factors, other than our performance, that could cause loss of, or decrease in the volume of business from, a customer. We cannot assure you that we will continue to maintain the business cooperation with these customers at the same level, or at all. The loss of business from any of these significant customers, or any downward adjustment of the commission rates paid to us, could materially adversely affect our revenue and profit. Furthermore, if any significant customer terminates its relationship with us, we cannot assure you that we will be able to secure an alternative arrangement with comparable insurance company in a timely manner, or at all.

We may not be able to facilitate diversified products and services to effectively address our end consumers’ needs, which could have a material adverse effect on our business, results of operations and financial condition.

We strive to continuously upgrade our automobile after-sales services by offering more comprehensive service solutions and upgraded experience. We also seek to collaborate with more insurance companies located in our existing and new geographical markets, while maintaining full spectrum insurance product choices. Expansion into new product and service categories and geographies involves new risks and challenges. If we fail to respond to the changing and emerging needs and preferences of our customers and end consumers, or we incorrectly respond to the changing and emerging needs and preferences, our business, results of operations and financial condition may be materially and adversely affected.

Any breaches to our security measures, including unauthorized access to our systems, computer viruses and cyber attacks may adversely affect our database and reduce the use of our services and damage our reputation and brand names.

In connection with our business as a provider of online platform, we collect, host, store, transfer, process, disclose, use, secure and retain and dispose of large amounts of personal and business information about our clients and partners. We focus on ensuring that we safeguard and protect personal and business information and client funds, and we devote significant resources to maintain and regularly update our systems and processes. Nonetheless, the global environment continues to grow increasingly hostile as attacks on information technology systems continue to grow in frequency, complexity and sophistication, and we are regularly targeted by unauthorized parties using malicious tactics, code and viruses.

Any cyberattack, unauthorized intrusion, malicious software infiltration, network disruption, denial of service, corruption of data, theft of non-public or other sensitive information, or similar act by a malevolent party (including our personnel), or inadvertent acts or inactions by our vendors, partners or personnel, could result in the loss, disclosure or misuse of confidential personal or business information or the theft of client, and could have a materially adverse effect on our business or results of operations or that of our clients, result in liability, litigation, regulatory investigations and sanctions or a loss of confidence in our ability to serve clients, or cause current or potential clients to choose another service provider. As the global environment continues to grow increasingly hostile, the security of our operating environment is ever more important to our clients and potential clients. As a result, the breach or perceived breach of our security systems could result in a loss of confidence by our clients or potential clients and cause them to choose another service provider, which could have a materially adverse effect on our business.

As of the date of this prospectus, we believe we are not subject to any material cybersecurity risks. Although we believe that we maintain a robust program of information security and controls and none of the data or cyber security incidents that we have encountered to date have materially impacted us, we cannot guarantee that our measures will always be reliable, a data or cyber security incident could disrupt our continuing service to our customers and their end users, force us in providing inferior services, or delay the completion of our service, and then in turn have a materially adverse effect on our business, results of operations, financial condition and reputation.

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We face intense competition in the markets we operate in, and some of our competitors may have greater resources or brand recognition than us.

The automobile insurance intermediation market and the integrated automobile after-sales service market in China are highly fragmented and competitive. In our automobile after-sales services business, we primarily compete with a large number of large integrated service providers and other independent after-sales service providers. We compete for customers on the basis of product offerings, pricing, customer services and reputation. In our insurance intermediation business, we face competition from insurance companies that use their in-house sales force, exclusive sales agents, telemarketing, and Internet or mobile channels to distribute their insurance products, and from business entities that distribute insurance products on an ancillary basis, such as commercial banks, postal offices and automobile dealerships, as well as from other professional insurance intermediaries.

Some of our current and future competitors may have greater financial and marketing resources than we do, and may be able to offer services that we do not currently have and may not offer in the future. The disruption of business cooperation with major banks and insurance companies we work with may cause us to lose our competitive advantages in certain areas. If we are unable to compete effectively against and stay ahead of our competitors, we may lose customers and our financial results may be negatively affected.

Our negative net operating cash flows in the past may expose us to certain liquidity risks and could constrain our operational flexibility.

We had negative net operating cash flows in year 2021. Our cash flows have been affected by a general mis-match of cash inflow and outlay on the operational level resulting from our significantly longer trade receivables turnover days compared to our trade payables turnover days, as our customers are mostly banks and insurance companies and their respective payment process is generally significantly longer than our payment process to our external referral sources and after-sales service providers.

We cannot assure you that we will not experience net current liabilities or negative net operating cash flows in the future. Our future liquidity, ability to make necessary capital expenditures, the payment of trade and other payables, as and when they become due, will primarily depend on our ability to maintain adequate cash inflows from our operating activities and adequate external financing. Our ability to generate adequate cash inflows from operating activities may be affected by our future operating performance, prevailing economic conditions, our financial, business and other factors, many of which are beyond our control. Also, we may not be able to renew or refinance our existing bank borrowings or secure additional external financing on a timely basis or on acceptable terms, or at all. The occurrence of any of the foregoing may cause us not to have sufficient cash flow to fund our operating costs and constrain our operational flexibility and, in that event, our business, financial condition and results of operations could be adversely affected.

Our latest business growth strategy may negatively impact our financial results and profit margins in the short run.

To better fit into the development of current vehicle industry pioneer in the new energy vehicles (“NEVs”) market and transform to the sustainable growth strategy, we plan to focus on several marketing points to further increase the revenue of SunCar. our growth strategy includes the following: 1) expanding customers base with market trends; (2) under the electrification of the vehicles, and population of NEV, SunCar is working to provide digitalized, online services; (3) coordinating with multiple insurance companies, and design new insurance plans for NEV drivers which will be sold exclusively through SunCar; and (4) increasingly monetize the management tech (SaaS) we provide for small business partners. Although we do not expect our profit margin to decrease as a result of our latest business growth strategy, given that the strategy does not require a significant increase in capital expenditures, we may not succeed in achieving one or more of the goals under our growth strategy and it may cost us more expenses to achieve them than we anticipate. If we incur substantial expenses for implementing the plan without being able to achieve the anticipated business growth and expansion, our operating and financial results and our business prospects may be materially and adversely affected.

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Our business is subject to seasonality.

In our insurance intermediation business, our revenue (i.e., commissions from insurance companies) is subject to quarterly fluctuations as a result of, among other factors, the seasonality of our business, the timing of policy renewals of individual policy owners and the net effect of new and lost business. During any given year, our revenue derived from distribution of insurance products is generally lower during the first quarter. The factors that cause such quarterly variations are not within our control. Specifically, change of end-consumer demand, timing of renewals, cancellations of insurance policies would cause seasonal fluctuations in our results of operations. On the other hand, revenue derived from our after-sales service business in any given year also exhibits seasonality generally, and is generally highest in the second quarter and the fourth quarter, mainly resulting from the expiry of reward points in our after-sales partners’ reward programs or customer loyalty programs and the promotional activities launched by our major customers in June and December of each year. In addition, changes in certain of our expenses do not necessarily correspond with such fluctuations. For example, we spend on marketing activities, staff recruitment and training, and product development throughout the year, and we pay rent for our facilities based on the terms of the lease agreements. We may also incur significant costs for our information technology systems and enhancements and upgrades of our apps from time to time in support of our business developments. We expect to continue to experience seasonal fluctuations in our revenue and results of operations. These fluctuations could result in volatility in our results of operations. As a result, you may not be able to rely on quarterly comparisons of our operating results as an indication of our future performance.

Any significant disruption in services on our apps, websites or computer systems, including events beyond our control, could materially and adversely affect our business, financial condition and results of operation.

Our business is highly dependent on the ability of our information technology systems to timely process a large number of transactions across different markets and products at a time when the volume of such transactions is growing rapidly. We are also increasingly relying on our apps to facilitate the business process of both our insurance intermediation and our automobile after-sales services. Usability of our apps as perceived by users can influence customer satisfaction. The proper functioning and improvement of our apps, our accounting, customer database, customer service and other data processing systems, together with the communication systems between our various branches and our principal executive office in Shanghai, is critical to our business and to our ability to compete effectively. We cannot assure you that our business activities would not be materially disrupted in the event of a partial or complete failure of any of these primary information technology or communication systems, which could be caused by, among other things, software malfunction, computer virus attacks or conversion errors due to system upgrading. In addition, a prolonged failure of any of our information technology systems could damage our reputation and materially and adversely affect our operations and profitability.

Our business model and our planned business developments are dependent on the proper function of our IT systems and infrastructure and our ability to continuously improve our IT systems and infrastructure and adopt advancing technologies. Breakdown of any of our major IT systems or failure to keep up with technological developments would materially and adversely affect our business, results of operations and future prospects.

Our proprietary technology and technological capabilities are critical to the development and maintenance of our IT systems and infrastructure underlying our apps and platforms, which in turn is vital to our business operations and planned developments. We need to keep abreast of the fast evolving IT developments, and continuously invest in significant resources, including financial and human capital resources to maintain, upgrade and expand our IT systems and infrastructure in tandem with our business growth and developments. However, research and development activities are inherently uncertain, and investments in information technologies and development of proprietary technologies may not always lead to commercialization or monetarization, or lead to increased business volume and/or profitability. The fast evolving IT developments may also render our existing systems and infrastructure and those that are newly developed and implemented obsolete before we are able to reap sufficient benefits to recover their investment costs, and may lead to substantial impairments which would adversely affect our results of operations. Obsolescence in our proprietary technology, IT systems and infrastructure may also significantly impair our ability to conduct and grow our business and compete effectively, which could materially and adversely impact our results of operations and business prospects. On the other hand, any significant breakdown of our IT systems and infrastructure may materially and adversely affect our business, results of operations, reputation and business prospects, and may even subject us to potential claims or even litigations, particularly as parts of our IT systems and infrastructure are linked to or connected with IT systems and infrastructure of our insurance company partners and after-sales partners, who are mostly sizeable and reputable financial institutions whom themselves are subject to stringent regulatory supervision. As we rely heavily on our apps and our IT systems and infrastructure to facilitate and conduct our business, any prolonged breakdown of systems and infrastructure could also materially impact our business and results of operations.

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Failure to ensure and protect the confidentiality of the personal data of end consumers could subject us to penalties, negatively impact our reputation and deter end consumers from using our platforms.

In providing our services, a challenge we face is the secured collection, storage and transmission of confidential information. We acquire certain private information about end consumers, such as name, personal identification number, address and telephone number during the course of our business. We also obtained certain personal data from our insurance company partners and after-sales partners pursuant to the collaboration agreements with them, such as the vehicle registration number and registration date, the engine number, the make and model of the automobile and information about the current insured status of the automobile of a potential insurance purchaser. We are required to collect and use such information in accordance with relevant PRC laws and not to disclose or use such information without consent from the respective consumers.

While we have taken steps to protect the personal data that we have access to, our security measures could be breached. Any accidental or willful security breaches or other unauthorized access to our system could cause confidential personal data to be stolen and used for criminal purposes, and could also expose us to liability related to the loss of information, time-consuming and expensive litigation and negative publicity. If security measures are breached or if we fail to protect confidentiality of the personal data of end consumers otherwise, our insurance company partners, our after-sales partners as well as end consumers may be deterred from choosing us, which could result in significant loss of business and we could incur significant liability, and our business and operations could be adversely affected.

We may fail to attract or retain an experienced management team and qualified personnel.

Our continued success depends on our ability to attract and retain an experienced management team and other employees with the requisite expertise and skills. Our ability to do so is influenced by a variety of factors, including the structure of the compensation package that we formulate and the competitive market position of our overall compensation package. Our management team and skilled employees may leave us or we may terminate their employment at any time. We cannot assure you that we will be able to retain our management team and skilled employees or find suitable or comparable replacements on a timely basis. Moreover, if any of our management team or skilled employees leaves us or joins a competitor, we may lose customers. In addition, former employees may request certain compensation arising from their resignation or retirement, which we typically negotiate on a case-by-case basis. However, if we are unable to reach a mutually acceptable resolution with such employees, they may take other actions including, but not limited to, initiating legal proceedings. Such legal proceedings may require us to pay damages, divert our management’s attention cause us to incur costs and harm our reputation. In particular, our business operations and development crucially depend on key persons, including our Chairman and CEO Mr. Ye Zaichang and our CTO Mr. Lei Zhunfu, the loss or departure of whom would materially impact our business. Each of these foregoing factors could have a material adverse effect on our business, financial condition and results of operations.

We are subject to credit risks from our customers.

We typically grant credit period to our automobile after-sales partners. While they are principally insurance companies and banking institutions, and notwithstanding that we only had relatively insignificant impairment of trade receivables in the past, there is no assurance that income receivable by us will not be subject to disputes with our clients and partners. Given the scale of our clients and the negotiating positions they enjoy, in case of dispute we are typically in a less favorable position to succeed in recovering the trade receivables and our financial position and results of operations may be negatively impacted as a result.

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

Our business has grown substantially since our inception, and we expect continued growth in the scale of our business and our operations. We have significantly expanded branch establishment, our headcount and office facilities, and we anticipate further expansion in certain areas and geographies. This expansion increases the complexity of our operations and may cause strain on our managerial, operational and financial resources. We must continue to hire, train and effectively manage new employees. If our new hires perform poorly or if we are unsuccessful in hiring, training, managing and integrating new employees, our business, financial condition and results of operations may be materially harmed.

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In addition, as we pursue our business growth and strive to expand our customer base, we endeavor to establish presence in new geographical markets, introduce new insurance products and types of automobile after-sales services, and work with a variety of additional business partners, including banks, insurance companies, external referral sources and after-sales service providers, to address the evolving needs of the end consumers. We may have limited or no experience for certain new product and service offerings, and our expansion into these new product and service offerings may not achieve broad acceptance among our customers or end consumers. These offerings may present new and difficult technological or operational challenges, and we may be subject to claims if end consumers do not have satisfactory experiences in general. To effectively manage the expected growth of our business and operational scale, we will need to continue improving our transaction processing, technological, operational and financial systems, policies, procedures and controls. All of these endeavors involve risks and will require significant management, financial and human resources. We cannot assure you that we will be able to effectively manage our growth or to implement our strategies successfully. If we are not able to manage our growth effectively, or at all, our business and prospects may be materially and adversely affected.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to “emerging growth companies” will make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” In particular, while we are an “emerging growth company” (1) we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, (2) we will be exempt from any rules that may be adopted by the PCAOB requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements, (3) we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (4) we will not be required to hold nonbinding advisory votes on executive compensation or shareholder approval of any golden parachute payments not previously approved. We currently intend to take advantage of the reduced disclosure requirements regarding executive compensation, including the exemptions from the advisory vote requirements and executive compensation disclosures under the Dodd-Frank Wall Street Reform and Customer Protection Act, or the Dodd-Frank Act, and the exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act. In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards, meaning that the company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We may remain an “emerging growth company” until the fiscal year-end following the fifth anniversary of the completion of this initial public offering, though we may cease to be an “emerging growth company” earlier under certain circumstances, including (1) if we become a large accelerated filer, (2) if our gross revenue exceeds $1.07 billion in any fiscal year or (3) if we issue more than $1.0 billion in non-convertible notes in any three year period. The exact implications of the JOBS Act are still subject to interpretations and guidance by the SEC and other regulatory agencies, and we cannot assure you that we will be able to take advantage of all of the benefits of the JOBS Act. In addition, investors may find our ordinary shares less attractive if we rely on the exemptions and relief granted by the JOBS Act. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our stock price may decline and/or become more volatile.

We may not be able to use certain of our leased properties due to defects related to these properties. And failure to comply with PRC laws and regulations on leased property may expose us to potential fines and negatively affect our ability to use the properties we lease.

As of the date of this Prospectus, we operated our business primarily through one owned property in Shanghai and 76 leased properties across China. For some leased properties, the landlords have not provided ownership certificates, or where the landlords are not the owners, consent letters from the property owners for leasing or sub-leasing the properties. We believe that lessors are not entitled to lease properties if they do not have ownership of such properties or consent from the property owners authorizing the lease. If our lessors are not the owners of the properties or they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our leases could be invalidated. If any third party raises claims against the ownership or leasing rights of such properties, our leasing of such properties may be affected.

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Pursuant to the Administrative Measures for Commodity Housing Leasing, parties to a lease agreement are required to file the lease agreements for registration and obtain property leasing filing certificates for their leases. Our leasehold interests in leased properties have not been registered with the relevant PRC government authorities as required by PRC law, which may expose us to potential fines if we fail to remediate after receiving any notice from the relevant PRC government authorities. As of the date of this Prospectus, we believe that failure to complete the lease registration will not affect the legal effectiveness of our lease agreements according to PRC law, but the real estate administrative authorities may require the parties to the lease agreements to complete lease registration within a prescribed period of time, and the failure to do so may subject the parties to fines from RMB1,000 to RMB10,000 for each of such lease agreements. There can be no assurance that legal disputes or conflicts concerning such leases and tenancies will not arise in the future.

As of the date of this prospectus, we are not aware of any actions, claims or investigations threatened against us or our lessors with respect to the defects in our leasehold interests. However, if any of our leases is terminated as a result of challenges by third parties or governmental authorities for lack of title certificates or proof of authorization to lease, we do not expect to be subject to any fines or penalties, but we may be forced to relocate the affected offices and incur additional expenses relating to such relocation. Any dispute or claim in relation to the titles of the properties that we occupy, including any litigation involving allegations of illegal or unauthorized use of these properties, could require us to relocate our business operations occupying these properties.

If we fail to protect our intellectual property rights and proprietary information, we may lose our competitive edge and our brand, reputation and operations may be materially and adversely affected.

Our corporate name, trademarks and other intellectual properties are essential to our business. We believe our reputation and brand are associated with our corporate name in Chinese “Sheng Shi Da Lian” and SunCar, and our trademarks, and that this association has contributed to the success of our business. Our corporate name may be damaged if it is used by third parties whose reputation or brand is not associated with quality, or if such third parties are otherwise the subject of any adverse publicity. In addition, other parties may use or register trademarks that look similar to our registered trademarks under certain circumstances, and may cause confusion among consumers. Policing unauthorized use of our corporate name and trademarks can be difficult and expensive. If any of the foregoing happens, the value of our trademarks and customer recognition of our brand may be adversely affected.

In addition, litigation may be necessary to enforce our intellectual property rights, protect our trademarks or determine the validity and scope of the proprietary rights of others. Such litigation may be costly and may divert management’s attention away from our business. An adverse determination in any such litigation would impair our intellectual property rights and may harm our business, prospects and reputation. Enforcement of judgments in China is uncertain, and even if we are successful in litigation, it may not provide us with an effective remedy. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims or other allegations by third parties, which may materially and adversely affect our business, results of operations and prospects.

Our current businesses in insurance intermediation and after-sales service are largely depending on our online platforms. Our online Platforms are established based on large amounts of softcopies. In particular, leading companies in the software own large number of softcopies, which they may use to assert claims against us. From time to time, third parties holding such intellectual property rights, including companies, competitors, patent holding companies, customers and/or non-practicing entities, may assert softcopies or other intellectual property claims against us, our customers and partners, and those from whom we license technology and intellectual property.

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Although we believe that our platforms do not infringe upon the intellectual property rights of third parties, we cannot be certain that our operations do not or will not infringe upon or otherwise violate intellectual property rights or other rights held by third parties. Even if there is no infringement, due to the uncertainty and inferiority of Chinese Intellectual Property Laws, we may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights or other rights of third parties, some even without merit. If we are forced to defend against any infringement or misappropriation claims, whether they are with or without merit, are settled out of court, or are determined in our favor, we may be required to expend significant time and financial resources on the defense of such claims. Regardless of the merits or eventual outcome, such a claim could adversely impact our brand and business. Any such assertions may require us to enter into royalty arrangement or result in us being unable to use certain intellectual property. Infringement assertions by third parties may involve patent holding companies or other patent owners who have no relevant product revenue, and therefore our own issued and pending patents may provide little or no deterrence to these patent owners in bringing intellectual property right claims against us. Furthermore, an adverse outcome of a dispute may require us to pay damages, potentially including treble damages and attorney’s fees, if are found to have willfully infringed a party’s intellectual property; case making, licensing or using our solutions that are alleged to infringe or misappropriate the intellectual property of others; expend additional development resources to redesign our solutions’ enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies or works; and to indemnify our partners, customers and other third parties. Any of these events could adversely impact our business, results of operations and financial condition.

Additionally, there may be third-party intellectual property rights or other rights that are infringed by our products, services or other aspects of our business without our awareness. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions or other proprietary assets. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

The application and interpretation of China’s intellectual property laws and the procedures and standards for granting trademarks, copyrights, know-how or other intellectual property rights in China, and the laws governing personal rights are still evolving and remain uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property or relevant contents, and we may incur licensing or usage fees or be forced to develop alternatives of our own. As a result, our reputation may be harmed and our business and financial performance may be materially and adversely affected.

Our operations depend on the performance of the Internet and mobile Internet infrastructure and telecommunications networks in China, which may not be able to support the demands associated with our continued growth.

Almost all access to the Internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. Moreover, we primarily rely on a limited number of telecommunications service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with the Internet infrastructure or the telecommunications networks in China. We cannot assure you that these infrastructures will be able to support the demands associated with the continued growth in usage.

With the expansion of our business, we may be required to upgrade our facilities, technology, operational and information technology infrastructure to keep up with our business growth, which may require substantial investment. In addition, we may need to devote significant resources to creating, supporting and maintaining our mobile APPs, given the increasing trend of accessing the Internet through smart phones, tablets and other mobile devices and the continual release of new mobile devices and mobile platforms. However, we may not be able to effectively develop or enhance these technologies on a timely basis or at all, which may decrease end consumers’ satisfaction and efficiency of our business process. Our failure to keep pace with rapid technological changes may impact our ability to retain or attract end consumers of our products and services or generate income, and have an adverse effect on our business and results of operations.

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Our limited insurance coverage could expose us to significant costs and business disruption.

We believe we maintain insurance policies covering risks in line with industry standards. We maintain limited business liability, litigation and property insurance. We do not have any business interruption insurance. Any uninsured occurrence of business disruption, litigation or natural disaster, or significant damages to our uninsured equipment or facilities could have an adverse effect on our results of operations. We do not maintain key-man life insurance either. The insurance companies in China currently offer limited business-related insurance products. As such, we may not be able to insure certain risks related to our assets or business even if we desire to. If we were to incur substantial losses or liabilities due to natural disaster, disruption in our network infrastructure or business operations, or any material litigation, our results of operations could be materially and adversely affected. Our current insurance coverage may not be sufficient to prevent us from any loss, and we may not be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss beyond the coverage of our insurance policies, or the amount indemnified is significant less than our actual loss, our business, financial condition and results of operations could be materially affected.

Our business has been and may continue to be adversely affected by the outbreak of COVID-19.

The current COVID-19 pandemic has already adversely affected our business. Our car after-sale has been severely affected. Insurance carriers and other business partners have been gradually recovering from the general shutdown and delay in commencement of operations in China since the beginning of March 2020 but still may be subject to be hit by resurgence. Even though our business is currently operational, our operating efficiency and capacity may still be adversely affected by the COVID-19 pandemic mainly due to the necessity to comply with disease control protocols in business facilities and hospitals. The global spread of COVID-19 pandemic in major countries of the world may also result in global economic distress, and the extent to which it may affect our results of operations will depend on future developments of the COVID-19 pandemic, which are highly uncertain and difficult to predict. There may be potential impacts on our results of operations if the pandemic and the resulting disruption were to extend over a prolonged period.

In addition, if the global spread of COVID-19 and deterioration cannot be contained, risks set forth in this prospectus may be exacerbated or accelerated at a heightened level.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

In addition to the impact of COVID-19, our business could be materially and adversely affected by natural disasters, health epidemics or other public safety concerns affecting China. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate our platform and provide services and solutions. In recent years, there have been outbreaks of epidemics in China and globally, such as H1N1 flu, avian flu or another epidemic. Our business operations could be disrupted by any of these epidemics. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general. A prolonged outbreak of any of these illnesses or other adverse public health developments in China or elsewhere in the world could have a material adverse effect on our business operations. Such outbreaks could significantly impact the insurance industry, which could severely disrupt our operations and adversely affect our business, financial condition and results of operations. Our headquarters are located in Beijing, where most of our management and employees currently reside. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Beijing, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

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Risks Related to SunCar’s Insurance Services

We participate in the business as an insurance intermediary, therefore, we only obtained necessary licenses for the sale of insurance, but these insurances do not allow us to create/modify insurance products either.

We are the leading online auto insurance platform in China, and help customers to apply for insurance quickly and easily. Insurance industry is a highly-regulated industry in China, participating the sale, even resale of insurance requires certain permission by PRC regulatory authorities. As a platform provider, we need to obtain such permission for sale of insurance, and we are holding valid license, but we are not allowed to create or modify insurance products. Currently, we believe such limitation will not pose any influences or difficulties for SunCar to keep providing platform services, however, if SunCar decides to start providing insurance directly, or any regulations change to require us to hold other additional permissions to keep being a platform provider, SunCar may have to spare costs and time to get the license and to be qualified, if which there can be no assurance.

Our business is subject to regulation and administration by the China Banking and Insurance Regulatory Commission and other government authorities, and failure to comply with any applicable regulations and rules by us could result in financial losses or harm to our business.

We are subject to the PRC Insurance Law, Regulatory Provisions on Professional Insurance Agencies, and related rules and regulations. Our businesses in automobile insurance and other insurance areas are extensively regulated by the China Banking and Insurance Regulatory Commission (“CBIRC”), which has been given wide discretion in its administration of these laws, rules and regulations as well as the authority to impose regulatory sanctions on us. Under the amendments to the PRC Insurance Law promulgated in 2009, the CBIRC has been granted greater regulatory oversight over the PRC insurance industry, in part to afford policyholders more protection.

The terms and premium rates of the insurance products we carry, the commission rates we earn, as well as the way we operate our insurance intermediation businesses, are subject to regulations. Changes in these regulations may affect our profitability on the products we sell. For example, the CBIRC promulgated a series of regulations and implementation directives to strengthen the regulation of the premium and commission rates for commercial motor vehicle insurance since February 2015. In July 2017, the CBIRC’s Notice to Overhaul Chaotic Auto Insurance Market was promulgated, aiming to strengthen regulation of the automobile insurance market. Such regulation prohibits, among other things, insurance intermediaries from giving inappropriate rebates to the insured when promoting insurance products, and imposes various restrictions on insurance companies in relation to risk management and cooperation with third-party insurance intermediaries. In January 2019, the CBIRC promulgated the “Notice on Further Strengthening Regulation on Auto Insurance” to further regulate automobile insurance market conducts including, among other things, charging commissions. As recent as September 2, 2020, CBIRC released guidance of The Implementation of Comprehensive Reform of Auto Insurance (CBIRC Supervision and Development No. 41 2020, hereinafter referred to as “No. 41 2020 Guidance”), which took effect on September 19, 2020, and set phased goals for insurance companies to “reduce price, increase insurance policy volume, and improve quality”, which significantly reduced premium and commission rates. Any tightening of regulations or administrative measures on insurance premiums or insurance agency commissions could have material adverse impact on the revenue and profitability of our insurance intermediation business, if we are not able to increase our insurance business volume sufficiently to compensate for the reduced revenue generated from automobile insurance commission, or pass on any downward impact on our commission rates to our external referral sources.

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Regardless, failure to comply with any of the laws, rules and regulations to which we are subject could result in fines, restrictions on business expansion, which could materially and adversely affect us. The laws, rules and regulations under which we are regulated may change from time to time, and there is uncertainty associated with their interpretation and application. We cannot assure you that future legislative or regulatory changes would not have a material adverse effect on our business, results of operations and financial condition.

Misconduct of the external referral sources we engaged to promote our insurance intermediation services is difficult to detect and deter and could harm our reputation or lead to regulatory sanctions or litigation costs.

We promote insurance products through external sales representatives. In addition, we also engage them to deepen our market penetration and broaden end consumer reach. The activities and regulatory compliance of these sales and marketing forces associated with our insurance intermediation business are subject to the terms of the agreements we entered into with them and subject to applicable PRC laws. Misconduct of any of them could result in violation of law by us, regulatory sanctions, litigation or serious reputational or financial harm. Misconduct could include:

●	making misrepresentation when marketing or selling insurance to customers;

●	hindering insurance applicants from making full and accurate mandatory disclosures or inducing applicants to make misrepresentations;

●	hiding or falsifying material information in relation to insurance contracts;

●	fabricating or altering insurance contracts without authorization from relevant parties, selling false policies, or providing false documents on behalf of the applicants;

●	falsifying insurance intermediation business or fraudulently returning insurance policies to obtain commissions;

●	colluding with applicants, insureds, or beneficiaries to obtain insurance benefits;

●	engaging in false or falsified claims; or

●	otherwise not complying with laws and regulations or our control policies, procedures, and undertakings.

On April 24, 2015, the PRC Insurance Law was amended and consequently on February 1, 2018, the CBIRC amended the Provisions on the Supervision of Insurance Brokerages and the Provisions on the Supervision of Insurance Claims Adjusting Firms. Furthermore, on November 12, 2020, the CBIRC promulgated the Regulatory Provisions on Insurance Agents, which became effective 1 January 2021, repealing the Provisions on the Supervision of Professional Insurance Agencies. These amendments have made a number of significant changes to the regulatory regime, including eliminating the requirement for insurance agent to obtain a qualification certificate issued by the CBIRC. The elimination of the certificate requirement may result in an increase in misconduct by persons engaged in promoting insurance products, in particularly sales misrepresentation.]We have set up in contractual terms to deter misconduct by external sales representatives and referral sources. However, the measures and precautions we take to prevent and detect these activities may not be effective in all cases, and even effective, may be delayed under certain circumstances. We cannot assure you, therefore, that misconduct by any of the external sales representatives or our external referral sources may not occur, whether unintentional or otherwise, which may negatively impact our business, results of operations or financial condition. In addition, the general increase in misconduct in the industry could potentially harm the reputation of the industry and have an adverse impact on our business.

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Examinations and investigations by the PRC regulatory authorities may result in fines and/or other penalties that may have a material adverse effect on our reputation, business, results of operations and financial condition.

From time to time, the CBIRC carries out comprehensive evaluations and inspections of the internal control and financial and operational compliance of PRC insurance intermediation companies in China. As a participant in the insurance intermediation industry in China, we are subject to periodic or ad hoc examinations and investigations by various PRC regulatory authorities in respect of our compliance with PRC laws and regulations, which may impose fines and/or other penalties on us. There is no assurance that we will be able to meet all applicable regulatory requirements and guidelines, or comply with all applicable regulations at all times, or that we will not be subject to fines or other penalties in the future as a result of regulatory inspections.

Consumers may increasingly decide to purchase insurance directly from insurance companies, which would have a material adverse impact on our financial condition, results of operations and prospects.

The advancement of financial technologies, or FinTech, and the emergence of Internet insurance products allow insurance companies to directly access to a broader customer base at a low cost, and consumers may increasingly decide to purchase insurance directly from insurance companies. A rising number of traditional insurance companies have established their own online platforms to sell Internet insurance products directly to consumers. More recently, the advent of a few online-only Internet insurance companies, such as ZhongAn Online P&C Insurance Co., Ltd., is regarded as an emerging force to further disintermediate China’s insurance industry. The process of eliminating agencies as intermediaries, known as “disintermediation,” could place us at a competitive disadvantage and reduce the need for our products and services. Disintermediation could also result in significant decrease in business volume and loss of commission income from our insurance intermediation business, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Because the commission revenue we earn on the sale of insurance products is based on premium and commission rates set by insurance companies, any decrease in these premiums or commission rates, or increase in the referral fees we pay to our external referral sources, may have an adverse effect on our results of operation.

We derive a majority of our revenue from our insurance intermediation business by earning commissions from insurance companies we cooperate with. The commissions we receive from insurance companies on the insurance policies sold are generally calculated as a percentage of the insurance premiums paid by the insured. Our revenue and results of operations are thus directly affected by the size of insurance premiums and the commission rates for such policies.

Insurance premiums and commission rates can change based on the prevailing economic, regulatory, taxation-related and competitive factors that affect insurance companies and end consumers. These factors, many of which are not within our control, include insurance companies’ expectation on profits, consumer demand for insurance products in the market, the availability and pricing of comparable products offered by other insurance companies, and the end consumers themselves. In addition, premium rates for certain automobile insurance products that each automobile owner in the PRC is legally required to purchase, are tightly regulated by the CBIRC. As a result, we may experience downward pressure on our commissions from time to time.

On the other hand, we engage external referral sources in different geographical areas to promote insurance products, and pay referral fees to them for referring end consumers to us. We may adjust the rates of referral fees at our discretion, depending on the competitive landscape and market conditions in the respective geographical markets. Accordingly, any increase in such rates would reduce our profit margin.

Because we do not determine, and cannot predict, the timing or extent of premium or commission rate changes, we cannot predict the effect any of these changes may have on our operations. Any decrease in premiums or commission rates we receive, and/or any increase in the rates of referral fees we pay to our external referral sources, could significantly affect our profitability. In addition, our capital expenditures and other expenditures may be disrupted by unexpected decreases in revenue caused by decreases in premiums or commission rates, thereby adversely affecting our operations and business plans.

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The insurance business is historically cyclical in nature, and there may be periods with excess underwriting capacity and unfavorable premium rates, which may negatively affect SunCar’s overall revenues. SunCar also plans to further develop new insurance products narrowly tailored to the new trend in the car industry, but there is no guarantee that such innovation will receive positive feedback from the market or bring more revenues to SunCar.

The insurance business is historically cyclical in nature. Such fluctuations in our operating results could be due to a number of other factors, many of which may be outside of our control, including the severe control from CBIRC, competition between insurance companies, frequency, and severity of catastrophic events, levels of capacity, adverse litigation trends, regulatory constraints, general economic conditions, and other factors. The supply of insurance is related to prevailing prices, the level of insured losses, and the level of capital available to the industry that, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance industry. As a result, the auto insurance business historically has been a cyclical industry characterized by periods of intense price competition due to excessive underwriting capacity, as well as periods when shortages of capacity increased premium levels. Since the fluctuation of insurance premiums are periodic and are now set at a very low level, therefore, SunCar anticipates the insurance intermediation services to be profitable again after such period. However, there is no guarantee that SunCars’s estimation is correct, or the CBIRC will raise the set rate, if the CBIRC does not raise the premium rate, or such a low-level period prolonged, insurance intermediation service business may negatively impact SunCar’s ability to generate profit and indirectly influence the price of our Ordinary Shares.

The NEV Market has been undergoing rapid growth all over the world, with Chinese NEV market experiencing an explosive expansion. In recent years, Chinese government has issued different kinds of policies to stimulate more and more companies to manufacture the NEV vehicles and motivate the customer to purchase of the NEV vehicles. Therefore, SunCar plans to directly cooperate with original equipment manufacturers (OEMs) so that we can have higher margin in providing the services and products. At the same time, SunCar will also very actively negotiate with insurance companies partnered with us for customized insurance for NEV owners. However, as mentioned, we are not an insurance provider, but an insurance intermediary, therefore, we have no control regarding the time to release a new product. In addition, The product development and filing process can be itself challenging and expensive, and our insurance partners may shift partial costs to us through lowering the commission. The process can also be delayed. Moreover, there could be an inability to obtain regulatory approval on a product filing. The nature of the product development and filing cycles may cause us to experience delays between the time we incur expenses associated with pushing forward the research and development and the time we generate revenues, if any, from the new products. If we spend a significant amount of resources on driving the research and development, and our efforts do not lead to the successful introduction or improvement of products that are competitive in the marketplace, this could materially and adversely affect our business and results of operations. Additionally, there could be a change in the anticipated customer demand for a product we are developing before the product is released. Customer demand could decrease after the development cycle has begun. A decrease in customer demand for a new or improved product could cause us to fall short of our sales targets, and we might not be able to avoid the substantial costs associated with the product’s development or improvement. If we are unable to complete product development and filing cycles successfully, in a timely manner, that meets customer demand for new or improved products, and generate revenues from these future products, the growth of our business could be harmed.

Risks Related to Doing Business in China

China’s economic, political and social conditions, as well as regulatory policies, significantly affect the overall economic growth of China, which could reduce the demand for our services, and materially and adversely affect our competitive position.

We are a holding company and all of our operating entities are incorporated and operated in China. Accordingly, our financial condition and results of operations are subject to the economic, political and legal developments in China. China’s economy differs from the economies of developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While China’s economy has experienced significant growth in the past few decades, growth has been uneven across different regions and economic sectors and we cannot assure you that such growth is sustainable, especially under the current COVID-19 Pandemic. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may negatively affect us. For example, our business, financial condition and results of operations may be adversely affected by the following factors:

●	an economic downturn in China or any regional market in China;

●	inaccurate assessment of the economic conditions of the markets in which we operate;

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●	economic policies and initiatives undertaken by the PRC government;

●	changes to prevailing market interest rates;

●	decrease in automobile use in China; and

●	a higher rate of bankruptcy.

In addition, an unfavorable financial or economic environment in recent years, including as a result of continued global financial uncertainties and the rising tension over trade between China and the U.S., have had and may continue to have an adverse impact on investors’ confidence and financial markets in China. Moreover, concerns over capital market volatility, issues of liquidity, inflation, geopolitical issues, the availability and cost of credit and concerns about the rate of unemployment have resulted in adverse market conditions in China, which may materially and adversely affect our business, financial condition and results of operations.

Changes in the economic, political and social conditions or the relevant policies of the PRC government, such as changes in laws and regulations (or the interpretation thereof) or restrictive financial measures, could have an adverse effect on the overall economic growth of the PRC, which could subsequently hinder our current or future business, growth strategies, financial condition and results of operations.

A severe or prolonged downturn in Chinese or global economy could materially and adversely affect our business and financial condition.

COVID-19 had a severe and negative impact on the Chinese economy in the first quarter of 2022. Whether this will lead to a prolonged downturn in the economy is still unknown. Gross domestic product (GDP) decreased at an annual rate of 1.5 percent in the first quarter of 2022. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and ongoing and potential wars may increase market volatility across the globe. In particular, the military conflict between Russia and Ukraine may continue its damaging effect on the global supply chains, in particular that of oil and gas, which in turn could affect automobile usage in China and thus negatively impact our business. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC Operating Entities to liability or penalties, limit our ability to inject capital into our PRC Operating Entities or limit the ability of our PRC Operating Entities to increase their registered capital or distribute profits.

As an offshore holding company of our PRC subsidiary, SunCar may make loans or make additional capital contributions to our subsidiaries, subject to satisfaction of applicable governmental registration and approval requirements.

Any loans we extend to our PRC Operating Entities, which are treated as foreign-invested enterprises under PRC law, cannot exceed the statutory limit and must be registered with the local counterpart of the State Administration of Foreign Exchange (“SAFE”).

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaces the previous SAFE Circular 75. SAFE Circular 37 requires PRC residents, including PRC individuals and PRC corporate entities, to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we may make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, are required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE to reflect any material change. If any PRC resident shareholder of such SPV fails to make the required registration or to update the registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiaries in China. In February, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, must be filed with qualified banks instead of SAFE. Qualified banks should examine the applications and accept registrations under the supervision of SAFE. We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. We cannot assure you that all other shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC Operating Entities, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, and limit our PRC Operating Entities’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

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Furthermore, as these foreign exchange and outbound investment related regulations are relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border investments and transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. We cannot assure you that we have complied or will be able to comply with all applicable foreign exchange and outbound investment related regulations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to the PRC Operating Entities or future capital contributions by us to our PRC Operating Entities. If we fail to complete such registrations or obtain such approvals, our ability to fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the PRC Foreign Investment Law, which took effect on January 1, 2020 and replaced three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The PRC Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The PRC Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the PRC Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the PRC Foreign Investment Law, the State Council will publish or approve to publish the “negative list” for special administrative measures concerning foreign investment. The PRC Foreign Investment Law grants national treatment to foreign-invested entities, or FIEs, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. On December 28, 2020, the National Development and Reform Commission and the Ministry of Commerce publicly released the Directory of Industries to Encourage Foreign Investment (Encouraged Catalogue) (2020 Edition). On December 27, 2021, the National Development and Reform Commission of China (“NDRC”) and the Ministry of Commerce (“MOFCOM”) jointly issued the Special Administrative Measures for Foreign Investment Access (Negative List) (2021 Edition), and the Special Administrative Measures for Foreign Investment Access in Pilot Free Trade Zones (Negative List) (2021 Edition), effective January 1, 2022. As per these policies, the national negative list of foreign investment access was reduced from 33 to 31, and the negative list of foreign investment access in the FTZ was reduced from 30 to 27. Industries listed in the 2020 Encouraged Catalogue are the encouraged industries. On the other hand, industries listed in the 2021 Negative List are subject to special management measures. For example, establishment of wholly foreign-owned enterprises is generally allowed in industries outside of the 2021 Negative List. Also, foreign investors are not allowed to invest in industries that are expressly prohibited in the 2021 Negative List. The industries that are not expressly prohibited in the Negative List are still subject to government approvals and certain special requirements.

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The majority of online car insurance and aftersales service industry including the segments under which SunCar conducts its business is not included in the 2021 Negative List. SunCar believes our business is not subject to any ownership restrictions prescribed under the Catalogue. However, in the event the 2021 Negative List is amended in the future to include any of the business SunCar is operating, our ownership structure could be subject to change to the extent our structure is not given any “grandfather” protection.

The PRC government will also establish a foreign investment information reporting system, according to which foreign investors or foreign-invested enterprises shall submit investment information to the competent department for commerce concerned through the enterprise registration system and the enterprise credit information publicity system, and a security review system under which the security review shall be conducted for foreign investment affecting or likely affecting the state security.

Furthermore, the PRC Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the PRC Foreign Investment Law.

In addition, the PRC Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that a foreign investor may freely transfer into or out of China, in Renminbi or a foreign currency, its contributions, profits, capital gains, income from disposition of assets, royalties of intellectual property rights, indemnity or compensation lawfully acquired, and income from liquidation, among others, within China; local governments shall abide by their commitments to the foreign investors; governments at all levels and their departments shall enact local normative documents concerning foreign investment in compliance with laws and regulations and shall not impair legitimate rights and interests, impose additional obligations onto FIEs, set market access restrictions and exit conditions, or intervene with the normal production and operation activities of FIEs; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; and mandatory technology transfer is prohibited.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if we were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange and the value of our ordinary shares may significantly decline or be worthless, which would materially affect the interest of the investors.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

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As such, SunCar’s business segments may be subject to various government and regulatory interference in the provinces in which they operate. SunCar could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. SunCar may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. The Chinese government may intervene or influence our operations at any time with little advance notice, which could result in a material change in our operations and in the value of our ordinary shares. Any actions by the Chinese government to exert more oversight and control over transaction that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Furthermore, it is uncertain when and whether SunCar will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although SunCar is currently not required to obtain permission from any of the PRC government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry. As a result, our ordinary shares may decline in value dramatically or even become worthless should we become subject to new requirement to obtain permission from the PRC government to list on U.S. exchange in the future.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which was available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. Moreover, On January 4, 2022, thirteen PRC regulatory agencies, namely, the CAC, the NDRC, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of State Security, the Ministry of Finance, MOFCOM, SAMR, CSRC, the People’s Bank of China, the National Radio and Television Administration, National Administration of State Secrets Protection and the National Cryptography Administration, jointly adopted and published the Measures for Cybersecurity Review (2021), which became effective on February 15, 2022. The Measures for Cybersecurity Review (2021) required that, among others, in addition to “operator of critical information infrastructure” any “operator of network platform” holding personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As these opinions were recently issued, official guidance and interpretation of the opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

Because our business is conducted in RMB and the price of our ordinary shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue and financial condition. Changes in the conversion rate between the United States dollar and the RMB will affect the amount of proceeds we will have available for our business.

Our business is conducted in the PRC, our books and records are maintained in RMB, which is the only lawful currency of the PRC, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the RMB and dollar affect the value of our assets and the results of our operations in United States dollars. The value of the RMB against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue and financial condition. Further, our ordinary shares offered by this prospectus are offered in United States dollars, we will need to convert the net proceeds we receive into RMB in order to use the funds for our business. Changes in the conversion rate between the United States dollar and the RMB will affect that amount of proceeds we will have available for our business.

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The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. In 2010, the People’s Bank of China decided to move to further reform the RMB exchange rate regime to enhance the flexibility of the RMB exchange rate. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China.

This depreciation halted in 2017, and the RMB appreciated approximately 7% against the U.S. dollar during this one-year period. The Renminbi in 2018 depreciated approximately by 5% against the U.S. dollar. Starting from the beginning of 2019, the Renminbi has depreciated significantly against the U.S. dollar again. In early August 2019, the PBOC set the Renminbi’s daily reference rate at RMB7.0039 to US$1.00, the first time that the exchange rate of Renminbi to U.S. dollar exceeded 7.0 since 2008. For RMB against U.S. dollar, there was appreciation of approximately 6.3% and 2.3% during the years ended December 31, 2020 and 2021, respectively. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future, depending on the market supply and demand with reference to a basket of currencies.

There remains significant international pressure on the Chinese government to adopt a flexible currency policy to allow the Renminbi to appreciate against the U.S. dollar. Significant revaluation of the Renminbi may have a material and adverse effect on your investment. Substantially all of our revenues and costs are denominated in Renminbi. Any significant revaluation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ordinary shares in U.S. dollars.

A significant depreciation of the Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ordinary shares, and if we decide to convert Renminbi into U.S. dollars for the purpose of making dividend payments on our ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

The PRC government’s control over foreign currency conversion may limit our foreign exchange transactions, including dividend payment to holders.

Currently, Renminbi still cannot be freely converted into any foreign currency, and conversion and remittance of foreign currencies are subject to PRC foreign exchange regulations. There is no assurance that, under a certain exchange rate, we will have sufficient foreign exchange to meet our foreign exchange requirements. Under the current PRC foreign exchange control system, foreign exchange transactions under the current account conducted by us, including the payment of dividends following the completion of the Transaction, do not require advance approval from the SAFE, but we are required to present documentary evidence of such transactions and conduct such transactions at designated foreign exchange banks within the PRC that have the requisite licenses to carry out foreign exchange business. Foreign exchange transactions under the capital account conducted by us, however, must be approved in advance by SAFE.

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Under existing foreign exchange regulations, following completion of the Transaction, we will be able to pay dividends in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, we cannot assure you that these foreign exchange policies regarding payment of dividends in foreign currencies will continue in the future. In addition, due to the restriction resulting from government foreign exchange regulations and influence of foreign exchange shortage, any insufficiency of foreign exchange may restrict our ability to obtain sufficient foreign exchange for dividend payments to investors of our Ordinary Shares or to satisfy any other foreign exchange requirements.

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us.

The PRC Operating Entities were formed under and are governed by the laws of the PRC. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference, but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade. As a significant part of our business is conducted in China, our operations are principally governed by PRC laws and regulations. However, since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. Uncertainties due to evolving laws and regulations could also impede the ability of a China-based company, such as our company, to obtain or maintain permits or licenses required to conduct business in China. In the absence of required permits or licenses, governmental authorities could impose material sanctions or penalties on us. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other PRC government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Furthermore, if China adopts more stringent standards with respect to environmental protection or corporate social responsibilities, we may incur increased compliance costs or become subject to additional restrictions in our operations. Intellectual property rights and confidentiality protections in China may also not be as effective as in the United States or other countries. In addition, we cannot predict the effects of future developments in the PRC legal system on our business operations, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. These uncertainties could limit the legal protections available to us and our investors, including you. Moreover, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

The PRC government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

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We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information.

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws. In particular, there are numerous laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal information and other user data. Such laws and regulations often vary in scope, may be subject to differing interpretations, and may be inconsistent among different jurisdictions.

We expect to obtain information about various aspects of our operations as well as regarding our employees and third parties. We also maintain information about various aspects of our operations as well as regarding our employees. The integrity and protection of our customer, employee and company data is critical to our business. We do not collect personal information from our customers. Our employees expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information.

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017.

Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations.

The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the Cyberspace Administration of China, MIIT, and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection.

The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the Cyberspace Administration of China, the Ministry of Public Security and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. In April 2020, the Chinese government promulgated Cybersecurity Review Measures, which came into effect on June 1, 2020. According to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security.

In November 2016, the Standing Committee of China’s National People’s Congress passed China’s first Cybersecurity Law (“CSL”), which became effective in June 2017. The CSL is the first PRC law that systematically lays out the regulatory requirements on cybersecurity and data protection, subjecting many previously under-regulated or unregulated activities in cyberspace to government scrutiny. The legal consequences of violation of the CSL include penalties of warning, confiscation of illegal income, suspension of related business, winding up for rectification, shutting down the websites, and revocation of business license or relevant permits. In April 2020, the Cyberspace Administration of China and certain other PRC regulatory authorities promulgated the Cybersecurity Review Measures, which became effective in June 2020. Pursuant to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security.

On June 10, 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which took effect on September 1, 2021. The Data Security Law sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits The costs of compliance with, and other burdens imposed by, CSL and any other cybersecurity and related laws may limit the use and adoption of our products and services and could have an adverse impact on our business.

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On July 10, 2021, the Cyberspace Administration of China (“CAC”) issued a revised draft of the Measures for Cybersecurity Review for public comments. Further, on January 4, 2022, thirteen PRC regulatory agencies, namely, the CAC, the NDRC, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of State Security, the Ministry of Finance, MOFCOM, SAMR, CSRC, the People’s Bank of China, the National Radio and Television Administration, National Administration of State Secrets Protection and the National Cryptography Administration, jointly adopted and published the Measures for Cybersecurity Review (2021), which will become effective on February 15, 2022. The Measures for Cybersecurity Review (2021) authorized the relevant government authorities to conduct cybersecurity review on a range of activities that affect or may affect national security, and required that, among others, in addition to “operator of critical information infrastructure” any “operator of network platform” holding personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. The Measures for Cybersecurity Review (2021) further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments if going public; and (iii) the risks of network information security. The cybersecurity review will also look into the potential national security risks from overseas IPOs.

On November 14, 2021, the CAC published the Regulations on Network Data Security (draft for public comments), or the draft Regulations on Network Data Security, which reiterates that data processors that process the personal information of more than one million users intends to list overseas should apply for a cybersecurity review. In addition, data processors that process important data or are listed overseas shall carry out an annual data security assessment on their own or by engaging a data security services institution, and the data security assessment report for the prior year should be submitted to the local cyberspace affairs administration department before January 31 of each year. Currently, the draft Regulations on Network Data Security has been released for public comment only, and its implementation provisions and anticipated adoption or effective date remains substantially uncertain and may be subject to change. We do not know what regulations will be adopted or how such regulations will affect us and our listing on Nasdaq. In the event that the CAC determines that we are subject to these regulations, we may be required to delist from Nasdaq and we may be subject to fines and penalties.

We are advised by our PRC counsel, Allbright Law Offices, that we do not expect to be subject to the cybersecurity review by the CAC for this transaction, given that: (i) using our products and services does not require users to provide any personal information; (ii) we do not possess any personal information from users in our business operations; and (iii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. Our WeChat mini program is used only to provide insurance-related news and information, and does not have access to any personal information of the program users or the public. However, if the draft Regulations on Network Data Security is adopted into law and we become listed on Nasdaq, our PRC Operating Entities likely will be required to perform annual data security assessment either by itself or retaining a third-party data security service provider and submit such data security assessment report to the local agency every year. As of the date of this Prospectus, neither the CAC nor any other PRC regulatory agency or administration has contacted SunCar in connection with the PRC Operating Entities. As of the date of this Prospectus, neither SunCar nor the PRC Operating Entities are currently required to obtain regulatory approval from the CAC nor any other PRC authorities. However, there remains uncertainty as to how the Measures for Cybersecurity Review (2021) will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Measures for Cybersecurity Review (2021). We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. To compete in insurance agency industry and after-sale services business, companies are required to hold valid business license and insurance agency business permit, among others. As of the date of this prospectus, our PRC Operating Entities have obtained all permissions and approvals required for our operations under the relevant PRC laws and regulations in the PRC. In the event that the applicable laws, regulations or interpretations change such that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we cannot guarantee whether we can complete the registration process in a timely manner, or at all. If we inadvertently conclude that such approval is not required, fail to obtain and maintain such approvals, licenses or permits required for our business or respond to changes in the regulatory environment, we could be subject to liabilities, penalties and operational disruption, which may materially and adversely affect our business, operating results, financial condition and the value of our ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

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It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation or implementation of rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ordinary shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the De Facto Standards of Organizational Management, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However; the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that SunCar is a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ordinary shares. In addition, non-resident enterprise shareholders (including our ordinary shareholders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within China. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ordinary shareholders) and any gain realized on the transfer of ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (and such PRC tax may be withheld at source in the case of dividends). Any PRC income tax liability may be reduced under applicable tax treaties. However, it is unclear whether in practice non-PRC shareholders of SunCar would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ordinary shares.

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Failure to obtain any preferential tax treatments or the discontinuation, reduction or delay of any of the preferential tax treatments that may be available to us in the future could materially and adversely affect our business, financial condition and results of operations.

Under the EIT Law effective from January 1, 2008, as amended in February 2017, domestic companies are subject to a unified income tax rate of 25%. Various favorable income tax rates are, however, available to qualified enterprises in certain encouraged sectors of the economy. Enterprises qualified as “new high-tech enterprise” are entitled to a preferential tax rate of 15%. Accreditation of the “new high-tech enterprise” status is valid for three years. Shengshi Dalian Automobile, a key subsidiary of SunCar, qualified as a “new high-tech enterprise” and was entitled to a preferential tax rate of 15% from 2018 through 2021, and successfully renewed the qualification in December 2021, which would be effective within 3 years. Shanghai Chengle Network Technology Co., Limited, a subsidiary of SunCar, currently qualifies as a “new high-tech enterprise”, and has been entitled to the preferential rate of 15% from 2018 through 2021, and successfully renewed the qualification in December 2021, which would be effective within 3 years.

Qualification as a “new high-tech enterprise” is subject to review by relevant authorities in China every three years, and we cannot assure you that we will be able to continue to qualify for preferential tax treatment. For illustration purposes only, the tax benefit we had as a result of such preferential tax treatment, calculated as the difference between our actual income tax expenses and the amount of tax expenses we would have incurred had we not been entitled to the reduced corporate tax rate during the same period, assuming no changes to any other factors that would affect our income tax liabilities, amounted to RMB8. 7 million and RMB9.0 million in the years 2020 and 2021, respectively. In the unlikely event of a failure to renew the “new high-tech enterprise” status after its expiration, we will be subject to the unified corporate income tax rate of 25% starting from the year of expiration and will thus incur increased income tax, which may have a material adverse effect on our net income and results of operations.

We may not be able to recover all or part of our deferred tax assets.

We recognize deferred tax assets for deductible temporary differences, the carryforward of unused tax credits and any unused tax losses. Our deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against the deductible temporary differences, the carryforward of unused tax credits and unused tax losses that can be utilized, subject to certain exceptions. The carrying amount of deferred tax assets is reviewed at the end of the relevant periods and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at the end of the relevant periods and are recognized to the extent that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered.

As of December 31, 2020, and 2021, our deferred tax assets amounted to $10.69 million and $12.09 million, respectively. It is uncertain that we will be able to recover all or part of our deferred tax assets and in such case, our net income and results of operations may have a materially adversely affected.

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors. In February 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non PRC Resident Enterprises, or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Bulletin 7 also introduced safe harbors for internal group restructurings and the purchase and sale of equity securities through a public securities market. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which came into effect on December 1, 2017. The Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

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We face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC Operating Entities to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under Bulletin 7 and Bulletin 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established complex procedures and requirements for some acquisitions of Chinese companies by foreign investors, including requirements in some instances that the Ministry of Commerce of the PRC (“MOFCOM”), be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the PRC National People’s Congress, which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by MOFCOM before they can be completed. On February 7, 2021, the Anti-Monopoly Committee of the State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, which stipulates that any concentration of undertakings involving variable interest entities shall fall within the scope of anti-monopoly review. If a concentration of undertakings meets the thresholds for clearance under the applicable laws, an internet platform operator shall report such concentration of undertakings to the anti-monopoly law enforcement agency under the State Council in advance. Therefore, our acquisitions of other entities that we make in the future (whether by ourselves or our subsidiaries) and that meets the thresholds for clearance, may be required to be report to and approved by the anti-monopoly law enforcement agency in the PRC, and we may be subject to penalty including but not limited to a fine of no more than RMB500,000 if we fail to comply with such requirement. In addition, the security review rules issued by MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. On December 19, 2020, the Measures for the Security Review for Foreign Investment was jointly issued by National Development and Reform Commission (“NDRC”) and MOFCOM and took effect from January 18, 2021. The Measures for the Security Review for Foreign Investment specified provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others.

In the future, we may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from MOFCOM or its local counterparts or other relevant governmental authorities, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The approval of the China Securities Regulatory Commission may be required in connection with this Transaction, and, if required, we cannot predict whether we will be able to obtain such approval.

The M&A Rules requires an overseas special purpose vehicles that are controlled by PRC companies or individuals formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic interests using shares of such special purpose vehicles or held by its shareholders as considerations to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, the application of the M&A Rules remains unclear. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval.

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On December 24, 2021, the CSRC released the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) (the “Draft Administrative Provisions”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Draft Filing Measures”, collectively with the Draft Administrative Provisions, the “Draft Rules Regarding Overseas Listing”), both of which have a comment period that expires on January 23, 2022. The Draft Rules Regarding Overseas Listing lay out the filing regulation arrangement for both direct and indirect overseas listing, and clarify the determination criteria for indirect overseas listing in overseas markets.

The Draft Rules Regarding Overseas Listing stipulate that the Chinese-based companies, or the issuer, shall fulfill the filing procedures within three working days after the issuer makes an application for initial public offering and listing in an overseas market. The required filing materials for an initial public offering and listing shall include but not limited to: record-filing report and related undertakings; regulatory opinions, record-filing, approval and other documents issued by competent regulatory authorities of relevant industries (if applicable); and security assessment opinion issued by relevant regulatory authorities (if applicable); PRC legal opinion; and prospectus. In addition, an issuer who issues overseas listed securities after overseas listing shall, within three working days after the completion of the issuance, submit required filing materials to the CSRC, including but not limited to: filing report and relevant commitment; and domestic legal opinion. Furthermore, an overseas offering and listing is prohibited under any of the following circumstances: (1) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (2) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) if there are material ownership disputes over the equity, major assets, and core technology, etc. of the issuer; (4) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (5) if, in past three years, directors, supervisors, or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (6) other circumstances as prescribed by the State Council. The Administration Provisions defines the legal liabilities of breaches such as failure in fulfilling filing obligations or fraudulent filing conducts, imposing a fine between RMB 1 million and RMB 10 million, and in cases of severe violations, a parallel order to suspend relevant business or halt operation for rectification, revoke relevant business permits or operational license.

However, there remains uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and listing the potential impact such modified or new laws and regulations will have on the daily business operation of the PRC Operating Entities. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. The PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that requires SunCar and its subsidiaries, including the PRC Operating Entities, to obtain regulatory approval from Chinese authorities before listing in the U.S. If it is determined that CSRC approval is required for this Transaction, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to obtain or delay in obtaining CSRC approval for this Transaction. These sanctions may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the ordinary shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ordinary shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this Transaction, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver.

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We have been advised by our PRC counsel, Allbright Law Offices, that neither SunCar, nor any of its subsidiaries, including the PRC Operating Entities are currently required to obtain approval from Chinese authorities, including the China Securities Regulatory Commission, or CSRC, or Cybersecurity Administration Committee, or CAC, to list on U.S exchanges or issue securities to foreign investors. We have not been denied any permission either as of the date of this prospectus. However, if we were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors. It is uncertain when and whether SunCar will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although SunCar is currently not required to obtain permission from any of the PRC government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry.

As of the date of this prospectus, the Draft Rules Regarding Overseas Listings have not been promulgated, and we are not required to obtain permission from the government of China for any offering pursuant to this prospectus. While the final version of the Draft Rules Regarding Overseas Listings are expected to be adopted in 2022, we believe that we will be required to comply with the filing requirements or procedures set forth in the Draft Rules Regarding Overseas Listings and that none of the situations that would clearly prohibit overseas offering and listing applies to us. In reaching this conclusion, we are relying on the advice of our PRC counsel, Allbright Law Offices. It should be noted however, that there is uncertainty in relying on such advice of counsel in connection with draft legislation as the final version may be materially different and/or that the implementing regulations have yet to be promulgated. We cannot assure you that we will be able to get the clearance of filing procedures under the Draft Rules Regarding Overseas List on a timely basis, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to continue to offer our ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and cause our ordinary shares to significantly decline in value or become worthless.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds of future offerings to make loans or additional capital contributions to our PRC Operating Entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to the PRC Operating Entities, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign invested enterprises in China, capital contributions to our PRC Operating Entities are subject to the registration with the State Administration for Market Regulation or its local counterpart and registration with a local bank authorized by SAFE. In addition, (i) any foreign loan procured by our PRC Operating Entities is required to be registered with the SAFE or its local branches and (ii) any of our PRC Operating Entities may not procure loans which exceed the difference between its total investment amount and registered capital or, as an alternative, only procure loans subject to the calculation approach and limitation as provided by the People’s Bank of China. Additionally, any medium or long-term loans to be provided by us to the PRC Operating Entities must be registered with the National Development and Reform Commission and SAFE or its local branches. We may not be able to obtain these government approvals or complete such registrations in a timely manner, or at all, with respect to future capital contributions or loans by us to our PRC Operating Entities. If we fail to receive such approvals or complete such registration or filing, our ability to use the proceeds of future offerings to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Our failure to fully comply with PRC labor-related laws may expose us to potential penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. We have been paying and will continue to pay social security and housing fund contributions in strict compliance with the relevant PRC regulations for and on behalf of our employees. However, we may be subject to penalties for our failure to make payments in accordance with the applicable PRC laws and regulations should any regulations change in the future, in which case, we may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

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Our auditor is headquartered in Manhattan, New York, and is subject to inspection by the PCAOB on a regular basis. To the extent that our independent registered public accounting firm’s audit documentation related to their audit reports for our company become located in China, the PCAOB may not be able to inspect such audit documentation and, as such, you may be deprived of the benefits of such inspection and our ordinary share could be delisted from the stock exchange pursuant to the Holding Foreign Companies Accountable Act.

On April 21, 2020, SEC released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national securities exchange or in the over the counter trading market in the U.S. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act , which, if enacted, would decrease the number of consecutive “non-inspection years” from three years to two and thus, would reduce the time the securities may be prohibited from trading or delisted.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. The final amendments are effective on January 10, 2022. The SEC will begin to identify and list Commission-Identified Issuers on its website shortly after registrants begin filing their annual reports for 2021.

On December 16, 2021, PCAOB announced the PCAOB Holding Foreign Companies Accountable Act determinations (the “PCAOB determinations”) relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong.

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The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our auditor, Marcum Bernstein & Pinchuk LLP (“MBP”), the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in Manhattan, New York, and is subject to inspection by the PCAOB on a regular basis with the last inspection in 2020. As of the date of this prospectus, our auditor, Marcum Bernstein & Pinchuk LLP, is not among the firms listed on the PCAOB Determination List issued in December 2021.

However, the recent developments would add uncertainties to our offering and we cannot assure you whether the SEC, the PCAOB, Nasdaq, or other regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our ordinary shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time. If trading in our ordinary shares is prohibited under the HFCAA in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our ordinary shares. If our ordinary shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ordinary shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ordinary shares.

The current tension in international trade, particularly with regard to U.S. and China trade policies, may adversely impact our business, financial condition, and results of operations.

Although cross-border business may not be an area of our focus, if we plan to expand our business internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our services, impact our competitive position, or prevent us from being able to conduct business in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations. Recently, there have been heightened tensions in international economic relations, such as the one between the United States and China. The U.S. government has recently imposed, and has recently proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Following mutual retaliatory actions for months, on January 15, 2020, the United States and China entered into the Economic and Trade Agreement Between the United States of America and the People’s Republic of China as a phase one trade deal, effective on February 14, 2020.

Although the direct impact of the current international trade tension, and any escalation of such tension, on the industries in which we operate is uncertain, the negative impact on general, economic, political and social conditions may adversely impact our business, financial condition and results of operations.

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Risks Related to Ownership of SunCar’s Securities

Payment of dividends is subject to restrictions under PRC laws. There is no assurance whether and when we will pay dividends.

On October 26, 2021, Sun Car Online Insurance Agency Co., Ltd. (“SUNCAR Online”), one of SunCar’s majority-owned subsidiary listed on the National Equities Exchange and Quotations Co., Ltd. (the “NEEQ”) declared and paid dividend of US$15,859, among which US$6,620 was paid to non-controlling shareholders of SUNCAR Online. The remaining dividends were paid to 100% owned subsidiaries of SunCar.

Under applicable PRC laws, dividends may be paid only out of distributable profits. Distributable profits mean, as determined under PRC GAAP or U.S. GAAP, whichever is lower, our net profits for a period, plus the distributable profits or net of the accumulated losses, if any, at the beginning of such period, less appropriations to transaction risk reserve, statutory surplus reserve (determined under PRC GAAP) and discretionary surplus reserve (as approved by our shareholders’ meeting). As a result, we may not have sufficient profit to enable us to make future dividend distributions to our shareholders, even if one of our financial statements prepared in accordance with PRC GAAP or U.S. GAAP indicates that our operations have been profitable. After the completion of the Transaction, we may distribute dividends in the form of cash or by other means permitted by our Articles of Association. Any proposed distribution of dividends shall be formulated by our Board and will be subject to approval of our Shareholders. A decision to declare or to pay any dividends in the future, and the amount of any dividend, will depend upon a number of factors, including our earnings and financial condition, operating requirements, capital requirements, business prospects, statutory, regulatory and contractual restrictions on our declaration and payment of dividends, and any other factors that our Directors may consider important. Any history dividends distribution cannot be regarded as any form of indication of either the amount or the time we will distribute dividends. We cannot assure you that our dividend policies will not change in the future.

SunCar is a holding company, and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our ordinary shares.

SunCar is a holding company and conduct substantially all of our business in China through our PRC Operating Entities. We may rely on dividends to be paid by our PRC Operating Entities to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our PRC Operating Entities incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us, and in turn affect our ability to pay dividends to our investors.

Under PRC laws and regulations, our PRC Operating Entities may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, our subsidiaries in China are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. If our PRC Operating Entities cannot generate enough revenues in the future, their abilities to pay dividends or make other distributions to us may be restricted, and in turn affect our ability to pay dividends to our investors.

Our PRC Operating Entities generates primarily all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC Operating Entities to use their Renminbi revenues to pay dividends to us. The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC Operating Entities to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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In addition, the Enterprise Income Tax Law, or EIT, and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated. Any limitation on the ability of our PRC Operating Entities to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Because there are no current plans to pay cash dividends on the Class A Ordinary Share for the foreseeable future, you may not receive any return on investment unless you sell your Class A Ordinary Share for a price greater than that which you paid for it.

SunCar intends to retain future earnings, if any, for future operations, expansion and debt repayment and there are no current plans to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends on shares of the Class A Ordinary Share will be at the sole discretion of SunCar’s board of directors. SunCar’s board of directors may take into account general and economic conditions, the SunCar’s financial condition and results of operations, SunCar’s available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions, implications on the payment of dividends by SunCar to its stockholders or by its subsidiaries to it and such other factors as SunCar’s board of directors may deem relevant. In addition, SunCar’s ability to pay dividends is limited by covenants of SunCar’s existing and outstanding indebtedness and may be limited by covenants of any future indebtedness SunCar incurs. As a result, you may not receive any return on an investment in SunCar’s Class A Ordinary Share unless you sell SunCar’s Class A Ordinary Share for a price greater than that which you paid for it.

There has been no prior public market for our Ordinary Shares and their liquidity and market price may be volatile.

We have applied for the listing of, and permission to deal in, our Ordinary Shares on the Nasdaq Capital Market. We cannot assure you that a public market for our Ordinary Shares with adequate liquidity and trading volume will develop and be sustained, or that the market price of our Ordinary Shares will not decline following completion of the Transaction. Furthermore, the price and trading volume of our Ordinary Shares may be volatile. The following factors, among others, may affect the trading volume and price of our Ordinary Shares:

●	actual or anticipated fluctuations in our revenue and results of operations;

●	loss of significant customers or material defaults by our customers;

●	major changes in our key personnel or senior management;

●	announcements of competitive developments, acquisitions or strategic alliances in our industry;

●	changes in earnings estimates or recommendations by financial analysts;

●	involvement in litigation or regulatory investigations;

●	general market conditions or other developments affecting us or our industry;

●	fluctuations in stock market price and volume and other events or factors beyond our control;

●	the release of lockup or other transfer restrictions on our outstanding Ordinary Shares, or sales or perceived sales of additional Ordinary Shares by us or other shareholders; and

●	our inability to obtain or maintain regulatory approval for our business operations.

In addition, stock markets and the shares of other companies listed on the Nasdaq with significant operations and assets in China have been experiencing increasing price and volume fluctuations in recent years, some of which have been unrelated or disproportionate to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the market price of our Ordinary Shares, and it is possible that our Ordinary Shares may be subject to changes in price not directly related to our performance.

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We will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition and results of operations.

Following the consummation of the Business Combination, SunCar will face increased legal, accounting, administrative and other costs and expenses as a public company that SunCar did not incur as a private company. The Sarbanes-Oxley Act of 2002 or the Sarbanes-Oxley Act, including the requirements of Section 404, to the extent applicable to SunCar, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the PCAOB and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements may increase costs and make certain activities more time consuming. It may also be more expensive to obtain director and officer liability insurance.

If SunCar or PubCo fails to implement and maintain an effective system of internal controls to remediate its material weaknesses over financial reporting, PubCo may be unable to accurately report its results of operations, meets its reporting obligations or prevent fraud, and investor confidence and the market price of PubCo’s ordinary shares may be materially and adversely affected.

Prior to the Business Combination, SunCar has been a private company with limited accounting personnel and other resources with which to address SunCar’s internal controls and procedures. Neither SunCar nor its independent registered public accounting firm undertook a comprehensive assessment of SunCar’s internal control under the Sarbanes-Oxley Act of 2002 for purposes of identifying and reporting any material weakness in SunCar’s internal control over financial reporting. Had SunCar performed a formal assessment of SunCar’s internal control over financial reporting or had SunCar’s independent registered public accounting firm performed an audit of SunCar’s internal control over financial reporting, material weakness or control deficiencies may have been identified. Upon completion of the Business Combination, PubCo will become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that PubCo include a report from management on the effectiveness of PubCo’s internal control over financial reporting in PubCo’s annual report on Form 20-F beginning with PubCo’s annual report in PubCo’s second annual report on Form20-F after becoming a public company. In addition, once PubCo ceases to be an “emerging growth company” as such term is defined in the JOBS Act, PubCo’s independent registered public accounting firm must attest to and report on the effectiveness of PubCo’s internal control over financial reporting. Moreover, even if PubCo’s management concludes that PubCo’s internal control over financial reporting is effective, PubCo’s independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion on the effectiveness of internal control over financial reporting if it is not satisfied with PubCo’s internal controls or the level at which PubCo’s controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from PubCo. In addition, after PubCo becomes a public company, PubCo’s reporting obligations may place a significant strain on PubCo’s management, operational and financial resources and systems for the foreseeable future. PubCo may be unable to timely complete its evaluation testing and any required remediation.

During the course of documenting and testing PubCo’s internal control procedures, in order to satisfy the requirements of Section 404, PubCo may identify other weaknesses and deficiencies in PubCo’s internal control over financial reporting. If PubCo fails to maintain the adequacy of its internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, PubCo may not be able to conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404. Generally speaking, if PubCo fails to achieve and maintain an effective internal control environment, it could result in material misstatements in PubCo’s financial statements and could also impair PubCo’s ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, PubCo’s businesses, financial condition, results of operations and prospects, as well as the trading price of the ordinary shares, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose PubCo to increased risk of fraud or misuse of corporate assets and subject PubCo to potential delisting from the stock exchange on which PubCo lists, regulatory investigations and civil or criminal sanctions. PubCo may also be required to restate its financial statements from prior periods. PubCo will incur increased costs as a result of being a public company.

Upon completion of the Business Combination, PubCo will become a public company and expect to incur significant legal, accounting, and other expenses. For example, as a result of becoming a public company, PubCo will need to adopt policies regarding internal controls and disclosure controls and procedures. Operating as a public company will make it more difficult and more expensive for it to obtain director and officer liability insurance, and PubCo may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, PubCo will incur additional costs associated with its public company reporting requirements. It may also be more difficult for PubCo to find qualified persons to serve on its Board of Directors or as executive officers.

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After PubCo is no longer an “emerging growth company,” PubCo may incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC.

Future sales or perceived sales of substantial amounts of our securities in the public market could have a material adverse effect on the prevailing market price of our Ordinary Shares and our ability to raise capital in the future, and may result in dilution of your shareholdings.

The market price of our Ordinary Shares could decline as a result of future sales of substantial amounts of our Ordinary Shares or other securities relating to our Ordinary Shares in the public market or the issuance of new Ordinary Shares or other securities, or the perception that such sales or issuances may occur. Future sales, or perceived sales, of substantial amounts of our securities, including any future offerings, could also materially and adversely affect our ability to raise capital in the future at a time and at a price which we deem appropriate. In addition, our Shareholders may experience dilution in their holdings to the extent we issue additional securities in future offerings.

We may have conflicts of interest with our Largest Shareholder and may not be able to resolve such conflicts on favorable terms for us.

Our largest shareholder will be able to exercise a fair amount of the voting rights of our Company immediately after the completion of the Transaction. The Largest Shareholder has substantial influence over our business with respect to material matters requiring voting rights, and we cannot assure you that any of our Controlling Shareholders will act in the best interest of our company should any conflict arise. For example, they may make strategic decisions with respect to us or that affect our business in ways that favor themselves and therefore their own shareholders, which may not coincide with the interests of our other shareholders. We may not be able to resolve any potential conflicts, and even if we do so, the resolution may be less favorable to us than if we were dealing with an unaffiliated party.

Risk Factors Relating to Goldenbridge’s Business

Goldenbridge will be forced to liquidate the trust account if it cannot consummate a business combination by December 4, 2022, whether with SunCar or with any other entity, in which event Goldenbridge’s public shareholders will receive $[10.00] per share and the Goldenbridge rights will expire worthless.

On August 25, 2022, Goldenbridge extended the Combination Period for an additional period of three months, from September 4, 2022 to December 4, 2022. If Goldenbridge is unable to complete a business combination by December 4, 2022, and it is forced to liquidate, the per-share liquidation distribution is expected to be $[10.00]. GBRG Warrants and Rights will expire worthless as a result of GBRG’s failure to consummate the Business Combination or an initial business combination during the Combination Period.

You must tender your GBRG Ordinary Shares in order to validly seek redemption at the Extraordinary General Meeting.

In connection with tendering your shares for redemption, you must elect either to physically tender your share certificates to Goldenbridge’s transfer agent by two (2) business days before the Extraordinary General Meeting, or deliver your GBRG Ordinary Shares to the transfer agent electronically using The Depository Trust Company’s DWAC System, which election would likely be determined based on the manner in which you hold your ordinary shares. The requirement for physical or electronic delivery by two (2) business days before the Extraordinary General Meeting ensures that a redeeming holder’s election to redeem is irrevocable once the Business Combination is consummated. Any failure to observe these procedures will result in your loss of redemption rights in connection with the vote on the Business Combination.

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Goldenbridge may redeem your unexpired GBRG Public Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your GBRG Public Warrants worthless.

Goldenbridge will have the ability to redeem outstanding GBRG Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of GBRG Ordinary Shares equals or exceeds $16.50 per share for any 20 trading days within a 30-trading day period ending on the third business day prior to the notice of redemption to warrant holders, and there is a current registration statement in effect with respect to the GBRG Ordinary Shares underlying the GBRG Public Warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption. Redemption of the outstanding GBRG Public Warrants could force you (i) to exercise your GBRG Public Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your GBRG Public Warrants at the then-current market price when you might otherwise wish to hold your GBRG Public Warrants or (iii) to accept the nominal redemption price which, at the time the outstanding GBRG Public Warrants are called for redemption, is likely to be substantially less than the market value of your GBRG Public Warrants. None of the GBRG Private Warrants will be redeemable by the post-combination company so long as they are held by their initial purchasers or their permitted transferees.

If third parties bring claims against Goldenbridge, the proceeds held in trust could be reduced and the per-share liquidation price received by Goldenbridge’s shareholders may be less than $10.00.

Goldenbridge’s placing of funds in trust may not protect those funds from third party claims against Goldenbridge. Although Goldenbridge has received from many of the vendors, service providers and prospective target businesses with which it does business executed agreements waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of Goldenbridge’s public shareholders, they may still seek recourse against the trust account. Additionally, a court may not uphold the validity of such agreements. Accordingly, the proceeds held in trust could be subject to claims which could take priority over those of Goldenbridge’s public shareholders. If Goldenbridge liquidates the trust account before the completion of a business combination and distributes the proceeds held therein to its public shareholders, Cross Wealth Investment Holding Limited, the Sponsor, which is owned by Goldenbridge’s director, Jining Li, has contractually agreed that it will be liable to ensure that the proceeds in Goldenbridge’s trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us, but only if such a vendor or prospective target business does not execute such a waiver. However, Goldenbridge cannot assure you that Cross Wealth Investment Holding Limited will be able to meet such obligation. Therefore, the per-share distribution from the trust account for our public shareholders may be less than $[10.00] due to such claims.

Additionally, if Goldenbridge is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in Goldenbridge’s bankruptcy estate and subject to the claims of third parties with priority over the claims of its shareholders. To the extent any bankruptcy claims deplete the trust account, Goldenbridge may not be able to return $[10.00] to Goldenbridge’s public shareholders.

Any distributions received by Goldenbridge’s shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, Goldenbridge was unable to pay its debts as they fell due in the ordinary course of business and the value of its assets does not exceed its liabilities.

Goldenbridge’s Existing Charter provides that it will continue in existence only until December 4, 2022. If Goldenbridge is unable to consummate a transaction within the required time period, upon notice from Goldenbridge, the trustee of the trust account will distribute the amount in its trust account to its public shareholders. Concurrently, Goldenbridge shall pay, or reserve for payment, from funds not held in trust, its liabilities and obligations, although Goldenbridge cannot assure you that there will be sufficient funds for such purpose. If there are insufficient funds held outside the trust account for such purpose, Cross Wealth Investment Holding Limited, the Sponsor, contractually agreed that, if it liquidates prior to the consummation of a business combination, the Sponsor will be liable to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Goldenbridge for services rendered or contracted for or products sold to it, but only if such a vendor or prospective target business does not execute such a waiver. However, we cannot assure you that the liquidator will not determine that he or she requires additional time to evaluate creditors’ claims (particularly if there is uncertainty over the validity or extent of the claims of any creditors). We also cannot assure you that a creditor or shareholder will not file a petition with the British Virgin Islands court which, if successful, may result in our liquidation being subject to the supervision of that court. Such events might delay distribution of some or all of Goldenbridge’s assets to its public shareholders.

Thereafter, Goldenbridge’s sole business purpose will be to voluntarily liquidate and dissolve in accordance with British Virgin Islands law. In such a situation under British Virgin Island law, a liquidator would be appointed and, subject to the terms of the required plan of liquidation, the liquidator would give at least 21 days’ notice to creditors of his intention to make a distribution by notifying known creditors (if any) and by placing a public advertisement in the appropriate newspaper in the British Virgin Islands. However, in practice the procedure to be followed by the liquidator will be subject to the terms of the plan of liquidation and the memorandum and articles of association of the company and the mentioned notice may not necessarily delay the distribution of assets particularly if the liquidator is satisfied that no creditors would be adversely affected as a consequence of a distribution before this time period has expired. In practice, as soon as the affairs of the company are fully-wound up, the liquidator would normally lay a final report and accounts before a final general meeting. Upon completion of a voluntary liquidation, the liquidator must file a statement that the liquidation has been completed with the Registrar of Corporate Affairs in the British Virgin Islands (the “Registrar”) and thereafter the company will be dissolved on the date of the certificate issued by the Registrar. It is Goldenbridge’s intention to liquidate the trust account to its public shareholders as soon as reasonably possible and Goldenbridge’s initial shareholders have agreed to take any such action necessary to liquidate the trust account and to dissolve the company as soon as reasonably practicable if Goldenbridge does not complete a business combination within the required time period. Pursuant to Goldenbridge’s Existing Charter, in the absence of shareholder approval for a further extension, failure to consummate a business combination by December 4, 2022 will trigger an automatic winding up of the company.

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If at any time the voluntary liquidator of a company in voluntary liquidation is of the opinion that the company is insolvent (that is to say, either the value of the company’s liabilities exceeds, or will exceed, its assets or, the company is, or will be, unable to pay its debts as they fall due), he or she shall forthwith send a written notice to the British Virgin Islands Official Receiver in the approved form. The voluntary liquidator shall then call a meeting of creditors of the company to be held within twenty-one days of the date of the aforesaid notice to the Official Receiver. The said creditors’ meeting shall be treated as if it were the first meeting of the creditors of a company called under section 179 of the Insolvency Act, (Revised Edition 2020) of the British Virgin Islands (as the same may be amended from time to time, “Insolvency Act”) by a liquidator appointed by the members of a company and sections 179 and 180 of the Insolvency Act shall apply to the calling and holding of such a meeting.

Where a voluntary liquidator is not an eligible licensed insolvency practitioner with respect to the company, the Official Receiver may apply to the British Virgin Islands High Court ex parte for the appointment of himself or herself or an eligible licensed insolvency practitioner as the liquidator of the company and the court may make the appointment subject to such conditions as it considers appropriate. From the time that a voluntary liquidator appointed first becomes aware that the company is not, or will not be, able to pay its debts he or she shall conduct the liquidation as if he or she had been appointed liquidator under the Insolvency Act. The Insolvency Act will apply to the liquidation of the company subject to such modifications as are appropriate and the liquidation of the company shall be deemed to have commenced on the date of the appointment of the voluntary liquidator. If Goldenbridge is deemed insolvent, then there are also circumstances where prior payments made to shareholders or other parties may be deemed to be a “voidable transaction” for the purposes of the Insolvency Act if it was proved that immediately following the date on which the distribution was made, Goldenbridge was unable to pay its debts as they fall due in the ordinary course of business. A voidable transaction would be, for these purposes, payments made as “unfair preferences” or “transactions at an undervalue.” Where a payment was a risk of being a voidable transaction, a liquidator appointed over an insolvent company could apply to the British Virgin Islands court for an order, inter alia, for the transaction to be set aside as a voidable transaction in whole or in part. Furthermore, Goldenbridge’s board of directors may be viewed as having breached its fiduciary duties to Goldenbridge or Goldenbridge’s creditors and/or may have acted in bad faith, thereby exposing itself and our company to claims, by paying public shareholders from the trust account prior to addressing the claims of creditors. Goldenbridge cannot assure you that claims will not be brought against Goldenbridge for these reasons.

If Goldenbridge is forced to enter into an insolvent liquidation, any distributions received by Goldenbridge shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, Goldenbridge was unable to pay its debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover all amounts received by Goldenbridge shareholders. Furthermore, the Goldenbridge board of directors may be viewed as having breached its fiduciary duties to its creditors and/or may have acted in bad faith, thereby exposing itself and Goldenbridge to claims of damages, by paying public shareholders from the trust account prior to addressing the claims of creditors. Goldenbridge cannot assure you that claims will not be brought against it for these reasons.

If Goldenbridge’s due diligence investigation of SunCar was inadequate, then Goldenbridge shareholders following the Business Combination could lose some or all of their investment.

Even though Goldenbridge conducted a due diligence investigation of SunCar, it cannot be sure that this diligence uncovered all material issues that may be present inside SunCar or its business, or that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of SunCar and its business and outside of its control will not later arise. The failure of Goldenbridge to have uncovered all material issues relating to SunCar and its business could materially adversely affect the stock performance and the business prospects of the combined company following the Business Combination. Even if Goldenbridge’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with SunCar’s preliminary risk analysis.

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All of Goldenbridge’s officers and directors own GBRG Ordinary Shares, GBRG Warrants and GBRG Rights and will not participate in liquidation distributions and, therefore, they may have a conflict of interest in determining whether the Business Combination is appropriate.

All of Goldenbridge’s officers and directors collectively own an aggregate of 790,833 GBRG Ordinary Shares and 350,000 GBRG Units (Maxim owns 28,750 GBRG Ordinary Shares). Such individuals/entities have waived their rights to redeem these shares (including shares underlying the units), or to receive distributions with respect to these shares upon the liquidation of the trust account if Goldenbridge is unable to consummate a business combination. Accordingly, the GBRG Ordinary Shares, as well as the GBRG Units purchased by our officers and directors, will be worthless if Goldenbridge does not consummate a business combination. Based on a market price of $[●] per GBRG Ordinary Share and $[●] per GBRG Unit on [●], 2022, the aggregate value of these shares and units was approximately $[●]. The GBRG Ordinary Shares acquired prior to the IPO, as well as the GBRG Units will be worthless if Goldenbridge does not consummate a business combination. Consequently, our directors’ and officers’ discretion in identifying and selecting SunCar as a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of the Business Combination are appropriate and in the best interest of Goldenbridge’s shareholders.

Goldenbridge is requiring shareholders who wish to redeem their shares in connection with the Business Combination to comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline for exercising their rights.

Goldenbridge is requiring public shareholders who wish to redeem their ordinary shares to either tender their certificates to Goldenbridge’s transfer agent or deliver their shares to the transfer agent electronically using the Depository Trust Company’s, or DTC, DWAC System two (2) business days before the Extraordinary General Meeting. In order to obtain a physical certificate, a shareholder’s broker and/or clearing broker, DTC and Goldenbridge’s transfer agent will need to act to facilitate this request. It is Goldenbridge’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, because Goldenbridge does not have any control over this process or over the brokers or DTC, it may take significantly longer than two weeks to obtain a physical share certificate. While Goldenbridge has been advised that it takes a short time to deliver shares through the DWAC System, Goldenbridge cannot assure you of this fact. Accordingly, if it takes longer than Goldenbridge anticipates for shareholders to deliver their shares, shareholders who wish to redeem may be unable to meet the deadline for exercising their redemption rights and thus may be unable to redeem their ordinary shares.

Goldenbridge will require its public shareholders who wish to redeem their ordinary shares in connection with the Business Combination to comply with specific requirements for redemption described above, as a result of which such redeeming shareholders may not be able to sell their securities when they wish to in the event that the Business Combination is not consummated.

If Goldenbridge requires public shareholders who wish to redeem their ordinary shares in connection with the proposed Business Combination to comply with specific requirements for redemption as described above and the Business Combination is not consummated, Goldenbridge will promptly return such certificates to its public shareholders. Accordingly, investors who attempted to redeem their ordinary shares in such a circumstance will be unable to sell their securities after the failed acquisition until Goldenbridge has returned their securities to them. The market price for Goldenbridge’s ordinary shares may decline during this time and you may not be able to sell your securities when you wish to, even while other shareholders that did not seek redemption may be able to sell their securities.

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The initial shareholders, including the officers and directors, control a substantial interest in Goldenbridge and thus may influence certain actions requiring a shareholder vote.

Goldenbridge’s initial shareholders, including the officers and directors, collectively own approximately 24% of its issued and outstanding ordinary shares. However, if a significant number of Goldenbridge shareholders vote, or indicate an intention to vote, against the Business Combination, Goldenbridge’s initial shareholders or the affiliates, could make purchases in the open market or in private transactions in order to influence the vote. Goldenbridge’s initial shareholders or the affiliates and Maxim have agreed to vote any shares they own in favor of the Business Combination.

If the current Goldenbridge security holders exercise their registration rights with respect to their securities, it may have an adverse effect on the market price of PubCo’s securities.

Goldenbridge’s initial shareholders are entitled to make a demand that it registers the resale of their insider shares (1,437,500 ordinary shares) at any time commencing three months prior to the date on which their shares may be released from escrow. Additionally, our initial shareholders, including the Sponsor, are entitled to demand that we register the resale of the 350,000 ordinary shares underlying the Private Units, the 175,000 ordinary shares underlying the private warrants and the 35,000 ordinary shares underlying the private rights and any securities our initial shareholders, officers, directors or their affiliates may be issued in payment of Working Capital Loans (as defined below) made to us at any time upon or after we consummate a business combination. If such persons exercise their registration rights with respect to all of their securities, then there will be an additional 1,997,500 PubCo Class A Ordinary Shares eligible for trading in the public market. The presence of these additional ordinary shares trading in the public market may have an adverse effect on the market price of PubCo Class A Ordinary Shares after the consummation of the Business Combination. As of June 30, 2022, Goldenbridge had no borrowings under the Working Capital Loans.

If the Business Combination’s benefits do not meet the expectations of financial or industry analysts, the market price of PubCo’s securities may decline after the Business Combination.

The market price of PubCo’s securities may decline as a result of the Business Combination if:

●	PubCo does not achieve the perceived benefits of the acquisition as rapidly as, or to the extent anticipated by, financial or industry analysts; or

●	The effect of the Business Combination on the financial statements is not consistent with the expectations of financial or industry analysts.

Accordingly, investors may experience a loss as a result of decreasing stock prices.

Goldenbridge’s directors and officers and the Sponsor may have certain conflicts in determining to recommend the acquisition of SunCar, since certain of their interests, and certain interests of their affiliates and associates, are different from, or in addition to, your interests as a shareholder.

Goldenbridge’s management and directors, as well as the Sponsor, have interests in and arising from the Business Combination that are different from, or in addition to, your interests as a shareholder, which could result in a real or perceived conflict of interest. These interests include the fact that certain of the Goldenbridge’s securities owned by Goldenbridge’s officers, directors and the Sponsor, or their affiliates and associates, would become worthless if the Business Combination is not approved and Goldenbridge otherwise fails to consummate a Business Combination prior to its liquidation. See the section titled “The Acquisition Merger Proposal — Interests of Certain Persons in the Business Combination” in this proxy statement/prospectus for further information.

Maxim and its affiliates have multiple roles in the Business Combination, which give rise to potential conflicts of interest.

Maxim was engaged by Goldenbridge to act as its financial advisor in connection with a business combination with a special purpose acquisition company, including the Business Combination. For its services, Maxim has agreed to be paid entirely, other than customary expense reimbursement, in Goldenbridge Ordinary Shares, issued at the same per share price as issued as consideration in the Business Combination with SunCar, in an amount of such ordinary shares equal to 0.8% of the equity value of SunCar (the “Transaction Fee”). Assuming a per share price of $10 per share, such Transaction Fee payable upon consummation of the Business Combination would be approximately 640,000 PubCo Ordinary Shares (following exchange of such shares for Goldenbridge Ordinary Shares in the Business Combination). Other than piggyback rights to registration, Maxim’s shares would have the same rights as other holders of Goldenbridge Ordinary Shares in the Business Combination. Furthermore, under the terms of the underwriting agreement in connection with Goldenbridge’s IPO, Goldenbridge owes Maxim a deferred underwriting fee of $2,012,500 upon the completion of the Business Combination for its role as underwriter in the IPO (the “Deferred Underwriting Commission”). Maxim has rights to reimbursement of out-of-pocket expenses of to $5,000 in the aggregate, without prior approval of Goldenbridge, and such expenses upon invoice are payable only upon the successful closing of a business combination. According to its financial advisor agreement with Goldenbridge, Maxim has rights of first refusal, on a non-exclusive basis, to be underwriter or placement agent in connection with an equity, equity-linked, convertible or debt financing in connection with the Business Combination, although Maxim has rights to be a specified lead in such transaction if it so determines. To date, Maxim has not exercised this right of first refusal. On March 5, 2021, Maxim exercised its right to acquire an option to purchase up to a total of 287,500 units of Goldenbridge sold in its IPO (the “Unit Purchase Option”) for $100, provided that Maxim would be required to pay upon exercise of such option an exercise price of $11.50 per unit. As of March 31, 2022, the Unit Purchase Option has not been exercised by Maxim. Because Maxim will receive its Transaction Fee and Deferred Underwriting Commission upon the consummation of the Business Combination, investors should be aware of the potential conflicts of interest owing to Maxim’s multiple roles in the Business Combination transaction.

Maxim therefore has an interest in Goldenbridge completing a business combination that will result in the payment of the Deferred Underwriting Commission to the underwriters of the IPO, including Maxim, and the Transaction Fee. In considering approval of the Business Combination, shareholders of Goldenbridge should consider the role of Maxim in light of the Deferred Underwriting Commission for the IPO, which Maxim is entitled to receive if the Business Combination is consummated, as well as the Transaction Fee which is payable in equivalent form of consideration received by shareholders of Goldenbridge, in PubCo Ordinary Shares, and with piggyback rights, which Maxim is entitled to receive if the Business Combination is consummated.

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Goldenbridge will incur significant transaction costs in connection with transactions contemplated by the Merger Agreement.

Goldenbridge will incur significant transaction costs in connection with the Business Combination. If the Business Combination is not consummated, Goldenbridge may not have sufficient funds to seek an alternative business combination and may be forced to voluntarily liquidate and subsequently dissolve.

Risk Factors Relating to the Business Combination

Goldenbridge’s search for a business combination, and any target business with which we ultimately consummate a business combination, may be materially adversely affected by the coronavirus (“COVID-19”) outbreak and other global concern.

On March 11, 2020, the World Health Organization officially declared the outbreak of the COVID-19 a “pandemic.” A significant outbreak of COVID-19 and other infectious diseases could result in a widespread health crisis that could adversely affect the economies and financial markets worldwide, and the business of any potential target business with which we consummate a business combination could be materially and adversely affected. Furthermore, we may be unable to complete a business combination if continued concerns relating to COVID-19 restrict travel, limit the ability to have meetings with potential investors or the target company’s personnel, vendors and services providers are unavailable to negotiate and consummate a transaction in a timely manner. The extent to which COVID-19 impacts Goldenbridge’s search for a business combination will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. Generally, the ongoing global macroeconomic situation, including the COVID-19 pandemic, anticipated weakness in the credit markets, liquidity problems for the financial services industry, and the threat of recession may impact the financial condition of any potential target business with which we consummate a business combination. If the disruptions posed by COVID-19 or other matters of global concern continue for an extensive period of time, our ability to consummate a business combination, or the operations of a target business with which we ultimately consummate a business combination, may be materially adversely affected.

Goldenbridge and SunCar have incurred and expect to incur significant costs associated with the Business Combination. Whether or not the Business Combination is completed, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by the combined company if the Business Combination is completed or by Goldenbridge if the Business Combination is not completed.

Goldenbridge and SunCar expect to incur significant costs associated with the Business Combination. Whether or not the Business Combination is completed, Goldenbridge expects to incur approximately $[●] in expenses. These expenses will reduce the amount of cash available to be used for other corporate purposes by the combined company if the Business Combination is completed or by Goldenbridge if the Business Combination is not completed. If the Business Combination is not consummated, Goldenbridge may not have sufficient funds to seek an alternative business combination and may be forced to liquidate and dissolve.

In the event that a significant number of GBRG Ordinary Shares are redeemed, the PubCo Ordinary Shares may become less liquid following the Business Combination.

If a significant number of GBRG Ordinary Shares are redeemed, PubCo may be left with a significantly smaller number of shareholders. As a result, trading in the shares of PubCo following the Business Combination may be limited and your ability to sell your shares in the market could be adversely affected. PubCo intends to list its ordinary shares and warrants on Nasdaq, and Nasdaq may not list the ordinary shares and warrants on its exchange, which could limit investors’ ability to make transactions in PubCo’s securities and subject PubCo to additional trading restrictions.

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Goldenbridge may waive one or more of the conditions to the Business Combination without resoliciting Goldenbridge shareholder approval for the Business Combination.

Goldenbridge may agree to waive, in whole or in part, some of the conditions to its obligations to complete the Business Combination, to the extent permitted by applicable laws. The Goldenbridge board of directors will evaluate the materiality of any waiver to determine whether amendment of this proxy statement/prospectus and resolicitation of proxies is warranted.

In some instances, if the Goldenbridge board of directors determines that a waiver is not sufficiently material to warrant resolicitation of Goldenbridge shareholders, Goldenbridge has the discretion to complete the Business Combination without seeking further shareholder approval. For example, it is a condition to Goldenbridge’s obligations to close the Business Combination that there be no restraining order, injunction or other order restricting SunCar’s conduct of its business, however, if the Goldenbridge board of directors determines that any such order or injunction is not material to the business of SunCar, then the Goldenbridge board of directors may elect to waive that condition and close the Business Combination.

The grant and future exercise of registration rights may adversely affect the market price of PubCo’s securities upon consummation of the Business Combination.

Pursuant to the registration rights agreements to be entered into in connection with the Business Combination and which are described elsewhere in this proxy statement/prospectus, certain shareholders can demand that PubCo register their registrable securities under certain circumstances and will also have piggyback registration rights for these securities in connection with certain registrations of securities that PubCo undertakes. Following the consummation of the Business Combination, PubCo intends to file and maintain an effective registration statement under the Securities Act covering such securities.

The registration of these securities will permit the public resale of such securities. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of PubCo Ordinary Shares post-Business Combination.

There will be a substantial number of PubCo Ordinary Shares available for sale in the future that may adversely affect the market price of PubCo Ordinary Shares.

PubCo may issue such number of shares as may be approved by its shareholders and authorized by its directors, in accordance with the terms of its memorandum and articles of association. No less than [*]% shares to be issued in the Acquisition Merger to the current SunCar shareholders will be subject to certain restrictions on sale and cannot be sold for at least twelve (12) months from the closing of the Business Combination. In addition, the 1,437,500 PubCo Class A Ordinary Shares owned by our initial shareholders that are currently held in escrow will be released and available for sale as early as six months from the date of the Business Combination provided that 50% of such shares will be released on the date on which the closing price of the shares equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the initial Business Combination. After the expiration of this restricted period, there will then be an additional 1,437,500 shares that are eligible for trading in the public market. The availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of PubCo Ordinary Shares.

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Goldenbridge shareholders will experience immediate dilution as a consequence of the issuance of PubCo Ordinary Shares as consideration in the Business Combination. Having a minority share position may reduce the influence that Goldenbridge’s current shareholders have on the management of PubCo.

After the Business Combination, assuming (i) there are no redemptions of our shares, and (ii) there is no exercise of the PubCo Warrants, Goldenbridge’s current public shareholders will own approximately 8.8% of the issued share capital of PubCo, Goldenbridge’s current directors, officers and affiliates will own approximately 0.4% of the issued share capital of PubCo, and SunCar shareholders will own approximately 89.8% of the issued share capital of PubCo. The minority position of the former Goldenbridge’s shareholders will give them limited influence over the management and operations of the post-Business Combination company.

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination, the Board will not have the ability to adjourn the extraordinary general meeting to a later date in order to solicit additional votes, and, therefore, the Business Combination will not be completed.

The Goldenbridge board of directors is seeking approval to adjourn the Extraordinary General Meeting to a later date or dates if, at the Extraordinary General Meeting, Goldenbridge is unable to consummate the Business Combination due to insufficient number of votes for the Acquisition Merger Proposal. If the Adjournment Proposal is not approved, the Board will not have the ability to adjourn the meeting to a later date in order to solicit additional votes and, therefore, the Business Combination will not be completed.

Our officers and directors have pre-existing fiduciary and contractual obligations and accordingly, may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

Our officers and directors have pre-existing fiduciary and contractual obligations to other companies, including other companies that are engaged in business activities similar to those intended to be conducted by us. Accordingly, they may participate in transactions and have obligations that may be in conflict or competition with our consummation of our initial business combination. As a result, a potential target business may be presented by our management team to another entity prior to its presentation to us and Goldenbridge may not be afforded the opportunity to engage in a transaction with such target business.

SunCar’s operating and financial results forecast and certain estimates of market opportunity included in this proxy statement/ prospectus rely in large part upon assumptions and analyses. If these assumptions or analyses prove to be incorrect, SunCar’s actual operating and financial results may be materially different from its forecasted results.

The projected financial and operating information and market opportunity estimates appearing elsewhere in this proxy statement/prospectus reflect current estimates of future performance, or as of the date stipulated. Whether actual operating and financial results and business developments will be consistent with SunCar’s expectations and assumptions as reflected in its forecasts depends on a number of factors, many of which are subject to significant uncertainties and contingencies that are difficult to predict and are beyond SunCar and Goldenbridge’s control, including, but not limited to:

●	the general addressable market for SunCar’s products and services, as well as the integrated automobile services and insurance intermediation services and other relevant market in general;

●	success and timing of SunCar’s business strategy;

●	competition, including from established and future competitors;

●	whether SunCar can obtain sufficient capital to sustain and grow its business;

●	SunCar’s ability to manage its growth;

●	SunCar’s ability to retain existing key management, integrate recent hires and attract, retain and motivate qualified personnel; and

●	the overall strength and stability of domestic and international economies.

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The financial forecasts of SunCar are based on assumptions made by the management of SunCar in preparing their respective financial forecasts, and are subject to significant uncertainties and contingencies that are difficult to predict and are beyond the control of SunCar. Furthermore, market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. The estimated addressable market may not materialize for many years, if ever, and even if the market meets the size estimates and growth forecasted in this proxy statement/prospectus, SunCar’s business could fail to grow at similar rates. Any unfavorable changes in any of those factors listed above could materially and adversely affect its financial condition, business, results of operations and prospects of the post-Business Combination company.

A decline in financial forecast or the failure of actual financial results of SunCar to meet the forecasted results as disclosed elsewhere in this proxy statement/prospectus may adversely affect the future financial condition, results of operations and prospects of the post-Business Combination company.

Although the financial forecasts of SunCar are included in this proxy statement/prospectus, such forecasts are based on assumptions made by the management of SunCar in preparing their financial forecasts, and are subject to significant uncertainties and contingencies that are difficult to predict and are beyond the control of SunCar. The financial forecasts may decline or the actual financial results of SunCar may fail to meet the forecasted results, which may have an adverse impact on the stock price and prospects of the post-Business Combination company.

Risks Factors Relating to an Investment in PubCo Ordinary Shares

PubCo’s dual-class share structure with different voting rights may adversely affect the value and liquidity of the ordinary shares.

SunCar cannot predict whether SunCar’s dual-class share structure with different voting rights will result in a lower or more volatile market price of the ordinary shares, in adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indices. For example, in July 2017, FTSE Russell announced that it plans to require new constituents of its indices to have greater than 5% of the company’s voting rights in the hands of public shareholders, and S&P Dow Jones announced that it will no longer admit companies with multiple-class share structures to certain of its indices. In 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices. In October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Because of PubCo’s dual-class structure, SunCar will likely be excluded from these indices and other stock indices that take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make the ordinary shares less attractive to investors. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structure and PubCo’s dual-class structure may cause shareholder advisory firms to publish negative commentary about PubCo’s corporate governance, in which case the market price and liquidity of the ordinary shares could be adversely affected.

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PubCo’s dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of PubCo’s Class A Ordinary Shares may view as beneficial.

PubCo will adopt a dual-class share structure such that PubCo’s ordinary shares will consist of PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares conditional upon and effective immediately prior to the completion of the Business Combination. In respect of matters requiring the votes of shareholders, each PubCo Class A Ordinary Share is entitled to one vote and each PubCo Class B Ordinary Share is entitled to ten (10) votes. Each PubCo Class B Ordinary Share is convertible into one PubCo Class A Ordinary Share at any time by the holder thereof. PubCo Class A Ordinary Shares are not convertible into PubCo Class B Ordinary Shares under any circumstances. Only PubCo Class A Ordinary Shares are tradable on the market immediately after the Business Combination.

Certain judgments obtained against PubCo by PubCo’s shareholders may not be enforceable.

PubCo is an exempted company with limited liability incorporated under the laws of the Cayman Islands. SunCar conducts its operations in China, and substantially all of its operations outside of the United States. Most of SunCar’s assets are located in China, and substantially all of SunCar’s assets are located outside of the United States In addition, after the Business Combination, most of PubCo’s senior executive officers will reside within China for a significant portion of the time and most are PRC nationals. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against PubCo or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against PubCo’s assets or the assets of PubCo’s directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Comparison of Shareholder Rights — Enforceability of Civil Liabilities under the U.S. Securities Laws.”

Currently, there is no public market for the ordinary shares of PubCo. Goldenbridge shareholders cannot be sure that an active trading market will develop for or of the market price of the ordinary shares of PubCo they will receive or that PubCo will successfully obtain authorization for listing on the Nasdaq.

Upon the consummation of the Business Combination, each ordinary share of Goldenbridge will be converted into the right to receive one Class A ordinary share of PubCo. PubCo is a newly formed entity and prior to this transaction it has not issued any securities in the U.S. markets or elsewhere nor has there been extensive information about it, its businesses, or its operations publicly available. Goldenbridge, SunCar and PubCo have agreed to use their best efforts to cause the ordinary shares of PubCo to be issued in the Business Combination to be approved for listing on the Nasdaq prior to the effective time of the Business Combination. However, the listing of shares on the Nasdaq does not ensure that a market for the ordinary shares of PubCo will develop or the price at which the shares will trade. No assurance can be provided as to the demand for or trading price of the ordinary shares of PubCo following the closing of the Business Combination and the ordinary shares of PubCo may trade at a price less than the current market price of the ordinary shares of Goldenbridge.

Even if PubCo is successful in developing a public market, there may not be enough liquidity in such market to enable shareholders to sell their ordinary shares. If a public market for the combined company’s ordinary shares does not develop, investors may not be able to re-sell their ordinary shares, rendering their shares illiquid and possibly resulting in a complete loss of their investment. PubCo cannot predict the extent to which investor interest in PubCo will lead to the development of an active, liquid trading market. The trading price of and demand for the ordinary shares of PubCo following completion of the Business Combination and the development and continued existence of a market and favorable price for the ordinary shares of PubCo will depend on a number of conditions, including the development of a market following, including by analysts and other investment professionals, the businesses, operations, results and prospects of PubCo, general market and economic conditions, governmental actions, regulatory considerations, legal proceedings and developments or other factors. These and other factors may impair the development of a liquid market and the ability of investors to sell shares at an attractive price. These factors also could cause the market price and demand for the ordinary shares of PubCo to fluctuate substantially, which may limit or prevent investors from readily selling their shares and may otherwise affect negatively the price and liquidity of the ordinary shares of PubCo. Many of these factors and conditions are beyond the control of PubCo or PubCo shareholders.

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PubCo’s share price may be volatile and could decline substantially.

The market price of PubCo’s ordinary shares may be volatile, both because of actual and perceived changes in the combined company’s financial results and prospects, and because of general volatility in the stock market. The factors that could cause fluctuations in PubCo’s share price may include, among other factors discussed in this prospectus, the following:

●	actual or anticipated variations in the financial results and prospects of the combined company or other companies in the integrated automobile services and insurance agency services business;

●	changes in financial estimates by research analysts;

●	changes in the market valuations of other integrated automobile services and insurance intermediation services companies;

●	announcements by PubCo or its competitors of new services or products, expansions, investments, acquisitions, strategic partnerships or joint ventures;

●	mergers or other business combinations involving PubCo;

●	additions and departures of key personnel and senior management;

●	changes in accounting principles;

●	the passage of legislation or other developments affecting PubCo or its industry;

●	the trading volume of PubCo’s ordinary shares in the public market;

●	the release of lockup, escrow or other transfer restrictions on PubCo’s outstanding equity securities or sales of additional equity securities;

●	potential litigation or regulatory investigations;

●	changes in economic conditions, including fluctuations in global and Chinese economies;

●	financial market conditions;

●	natural disasters, terrorist acts, acts of war or periods of civil unrest; and

●	the realization of some or all of the risks described in this section.

In addition, the stock markets have experienced significant price and trading volume fluctuations from time to time, and the market prices of the equity securities have been extremely volatile and are sometimes subject to sharp price and trading volume changes. These broad market fluctuations may materially and adversely affect the market price of PubCo’s ordinary shares.

The sale or availability for sale of substantial amounts of PubCo Class A ordinary shares could adversely affect their market price.

Sales of substantial amounts of PubCo Class A ordinary shares in the public market after the completion of the Business Combination, or the perception that these sales could occur, could adversely affect the market price of the PubCo Ordinary Shares and could materially impair PubCo’s ability to raise capital through equity offerings in the future. The PubCo Ordinary Shares listed after the Business Combination will be freely tradable without restriction or further registration under the Securities Act. In connection with the Business Combination, SunCar and its directors, executive officers and existing shareholders will exchange the ordinary shares of SunCar held by them for PubCo Ordinary Shares upon the consummation of the Business Combination and have agreed, subject to certain exceptions, not to sell any PubCo Class A Ordinary Shares for one (1) year after the date of closing of the Business Combination without the prior written consent of PubCo. Shares of PubCo to be held by certain of SunCar’s existing shareholders after the Business Combination may be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lockup agreements.

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If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about PubCo or its business, its ordinary shares price and trading volume could decline.

The trading market for PubCo’s ordinary shares will depend in part on the research and reports that securities or industry analysts publish about PubCo or its business. Securities and industry analysts do not currently, and may never, publish research on PubCo. If no securities or industry analysts commence coverage of PubCo, the trading price for its ordinary shares would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover PubCo downgrade its securities or publish inaccurate or unfavorable research about its business, its stock price would likely decline. If one or more of these analysts cease coverage of PubCo or fail to publish reports on PubCo, demand for its ordinary shares could decrease, which might cause its ordinary share price and trading volume to decline.

PubCo’s amended and restated memorandum and articles of association that will become effective immediately prior to the completion of the Business Combination contains anti-takeover provisions that could have a material adverse effect on the rights of holders of the ordinary shares of PubCo.

In connection with the Business Combination, PubCo will adopt an amended and restated memorandum and articles of association that will become effective immediately prior to the consummation of the Business Combination. PubCo’s post-closing memorandum and articles of association will contain provisions to limit the ability of others to acquire control of PubCo or cause PubCo to engage in change-of-control transactions. These provisions could have the effect of depriving PubCo shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of PubCo in a tender offer or similar transaction. For example, PubCo’s board of directors will have the authority, subject to any resolution of the shareholders to the contrary, to issue preference shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with PubCo’s ordinary shares. Preference shares could be issued quickly with terms calculated to delay or prevent a change in control of PubCo or make removal of management more difficult. If PubCo’s board of directors decides to issue preference shares, the price of the ordinary shares of PubCo may fall and the voting and other rights of the holders of the ordinary shares of PubCo may be materially and adversely affected.

Because SunCar is not conducting an underwritten offering of its securities, no underwriter has conducted due diligence of SunCar’s business, operations or financial condition or reviewed the disclosure in this proxy statement/prospectus.

Section 11 of the Securities Act (“Section 11”) imposes liability on parties, including underwriters, involved in a securities offering if the registration statement contains a materially false statement or material omission. To effectively establish a due diligence defense against a cause of action brought pursuant to Section 11, a defendant, including an underwriter, carries the burden of proof to demonstrate that he or she, after reasonable investigation, believed that the statements in the registration statement were true and free of material omissions. In order to meet this burden of proof, underwriters in a registered offering typically conduct extensive due diligence of the registrant and vet the registrant’s disclosure. Such due diligence may include calls with the issuer’s management, review of material agreements, and background checks on key personnel, among other investigations.

Because SunCar intends to become publicly traded through the Business Combination with Goldenbridge, a special purpose acquisition company, rather through an underwritten offering of its ordinary shares, no underwriter is involved in the transaction. As a result, no underwriter has conducted diligence on SunCar or Goldenbridge in order to establish a due diligence defense with respect to the disclosure presented in this proxy statement/prospectus. If such investigation had occurred, certain information in this proxy statement/prospectus may have been presented in a different manner or additional information may have been presented at the request of such underwriter.

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Risk Factors Relating to PubCo

If PubCo ceases to qualify as a foreign private issuer, it would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and it would incur significant additional legal, accounting and other expenses that it would not incur as a foreign private issuer.

As a foreign private issuer, PubCo will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, it will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and it will not be required to disclose in its periodic reports all of the information that United States domestic issuers are required to disclose. PubCo will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, PubCo intends to publish its results on a semi-annual basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Stock Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information PubCo is required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, shareholders of PubCo may not be afforded the same protections or information that would be made available to them were they investing in a U.S. domestic issuer. If PubCo ceases to qualify as a foreign private issuer in the future, it would incur significant additional expenses that could have a material adverse effect on its results of operations.

Because PubCo is a foreign private issuer and is exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if it were a domestic issuer.

PubCo’s status as a foreign private issuer exempts it from compliance with certain Nasdaq corporate governance requirements if it instead complies with the statutory requirements applicable to a Cayman Islands exempted company. The statutory requirements of PubCo’s home country of Cayman Islands, do not strictly require a majority of its board to consist of independent directors. Thus, although a director must act in the best interests of PubCo, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management the company may decrease as a result. In addition, the Nasdaq Listing Rules also require U.S. domestic issuers to have an independent compensation committee with a minimum of two members, a nominating committee, and an independent audit committee with a minimum of three members. PubCo, as a foreign private issuer, with the exception of needing an independent audit committee composed of at least three members, is not subject to these requirements. The Nasdaq Listing Rules may also require shareholder approval for certain corporate matters that PubCo’s home country’s rules do not. Following Cayman Islands governance practices, as opposed to complying with the requirements applicable to a U.S. company listed on Nasdaq, may provide less protection to you than would otherwise be the case.

Although as a Foreign Private Issuer PubCo is exempt from certain corporate governance standards applicable to US domestic issuers, if PubCo cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq, PubCo’s securities may not be listed or may be delisted, which could negatively impact the price of its securities and your ability to sell them.

PubCo will seek to have its securities approved for listing on Nasdaq in connection with the Business Combination. PubCo cannot assure you that it will be able to meet those initial listing requirements at that time. Even if PubCo’s securities are listed on Nasdaq, it cannot assure you that its securities will continue to be listed on Nasdaq.

In addition, following the Business Combination, in order to maintain its listing on Nasdaq, PubCo will be required to comply with certain rules of Nasdaq, including those regarding minimum shareholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if PubCo initially meets the listing requirements and other applicable rules of Nasdaq, PubCo may not be able to continue to satisfy these requirements and applicable rules. If PubCo is unable to satisfy Nasdaq criteria for maintaining its listing, its securities could be subject to delisting.

If Nasdaq does not list PubCo’s securities, or subsequently delists its securities from trading, PubCo could face significant consequences, including:

●	a limited availability for market quotations for its securities;

●	reduced liquidity with respect to its securities;

●	a determination that its ordinary shares is a “penny stock,” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

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●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because PubCo is incorporated under Cayman Islands law.

PubCo is an exempted company with limited liability incorporated under the laws of the Cayman Islands. PubCo’s corporate affairs are governed by its memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against PubCo’s directors, actions by PubCo’s minority shareholders and the fiduciary duties of PubCo’s directors to PubCo under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of PubCo’s shareholders and the fiduciary duties of PubCo’s directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standings to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like PubCo have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by shareholders) or to obtain copies of lists of shareholders of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. PubCo’s directors have discretion under its articles of association that will become effective immediately prior to completion of the Business Combination to determine whether or not, and under what conditions, its corporate records may be inspected by its shareholders, but are not obliged to make them available to its shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, PubCo’s public shareholders may have more difficulty in protecting their interests in the face of actions taken by PubCo’s management, users of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against PubCo or its management named in the prospectus based on foreign laws.

PubCo is an exempted company with limited liability incorporated under the laws of the Cayman Islands, PubCo conducts substantially all of its operations in China, and substantially all of PubCo’s assets are located in China. In addition, all PubCo’s senior executive officers, namely, Mr. Zaichang Ye, acting as a Chairman, Director and Chief Executive Officer of the PubCo, Mr. Zhunfu Lei, Chief Technology Officer and Chief Operating Officer of the PubCo, Saiye Gu and Yizhi Qian, Vice President of the PubCo, and Bohong Du, Director and Chief Financial Officer of the PubCo, all reside within China for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for PubCo’s shareholders to effect service of process upon PubCo or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism.

Among PubCo’s directors and officers, Mr. Zaichang Ye, acting as Chairman, Director and Chief Executive Officer of the PubCo, Mr. Zhunfu Lei, Chief Technology Officer and Chief Operating Officer of the PubCo, Saiye Gu and Yizhi Qian, Vice President of the PubCo, and Bohong Du, Director and Chief Financial Officer of the PubCo, are residents of China and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for a shareholder to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and these persons located in China.

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According to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. See also “— Risks Relating to Risks Relating to PubCo — You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because PubCo is incorporated under Cayman Islands law.”

Future changes to U.S. and non-U.S. tax laws could adversely affect PubCo.

The U.S. Congress and other government agencies in jurisdictions where PubCo and its affiliates will do business have had an extended focus on issues related to the taxation of multinational corporations. One example is in the area of “base erosion and profit shifting,” including situations where payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. As a result, the tax laws in the countries in which PubCo and its affiliates do business could change on a prospective or retroactive basis, and any such changes could adversely affect PubCo and its affiliates.

The Reincorporation Merger may be a taxable event for U.S. Holders of GBRG Ordinary Shares, GBRG Warrants, and GBRG Rights.

Subject to the limitations and qualifications described in “Material U.S. Federal Income Tax Consequences — U.S. Federal Income Tax Consequences of the Reincorporation Merger to U.S. Holders ,” including application of the PFIC rules, the Reincorporation Merger should qualify as a “reorganization” within the meaning of Section 368 of the Code, and as a result, a U.S. Holder (as defined in “Material U.S. Federal Income Tax Consequences”) would not recognize gain or loss on the exchange of GBRG Ordinary Shares, the GBRG Rights, or GBRG Warrants for PubCo Ordinary Shares or PubCo Warrants, as applicable, pursuant to the Reincorporation Merger.

However, 5 Percent Holders, and who do not enter into a GRA under applicable Treasury Regulations, may recognize gain (but not loss) as a result of the Reincorporation Merger if Section 367(a) of the Code and the Treasury Regulations promulgated thereunder apply to the Reincorporation Merger or if otherwise required under the PFIC rules. Section 367(a) of the Code may apply to the Reincorporation Merger if PubCo transfers the assets it acquires from Goldenbridge pursuant to the Reincorporation Merger to certain subsidiary corporations in connection with the Business Combination. The requirements under Section 367(a) are not discussed herein. If you believe that you will be a 5 Percent Holder, you are strongly urged to consult your tax advisor regarding the effect of the Business Combination to you taking into account the rules of Section 367(a) of the Code (including the possibility of entering into a GRA under applicable Treasury Regulations).

Alternatively, if the Reincorporation Merger does not qualify as a “reorganization” within the meaning of Section 368 of the Code, then a U.S. Holder that exchanges its GBRG Ordinary Shares, GBRG Rights, or GBRG Warrants for the consideration under the Business Combination will recognize gain or loss equal to the difference between (i) the fair market value of the PubCo Ordinary Shares and PubCo Warrants received and (ii) the U.S. Holder’s adjusted tax basis in the GBRG Ordinary Shares, GBRG Rights, and GBRG Warrants exchanged therefor. For a more detailed discussion of certain U.S. federal income tax consequences of the Reincorporation Merger, see the section titled “Material U.S. Federal Income Tax Consequences of the Business Combination — U.S. Federal Income Tax Consequences of the Reincorporation Merger to U.S. Holders ” in this proxy statement/ prospectus.

The rules under Section 367(a) and Section 368 of the Code are complex and there is limited guidance as to their application, particularly with regard to indirect stock transfers in cross-border reorganizations. Holders should consult their own tax advisors to determine the tax consequences to them (including the application and effect of any state, local or other income and other tax laws) of the Business Combination.

In addition, U.S. Holders of GBRG Ordinary Shares, GBRG Rights and GBRG Warrants may be subject to adverse U.S. federal income tax consequences under the PFIC regime. Please see “Material U.S. Federal Income Tax Consequences— Passive Foreign Investment Company Status” for a more detailed discussion with respect to Goldenbridge’s potential PFIC status and certain tax implications thereof.

Further, because the Reincorporation Merger will occur immediately prior to the redemption of GBRG Ordinary Shares, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of the Reincorporation Merger. All U.S. Holders considering exercising redemption rights with respect to their GBRG Ordinary Shares are urged to consult with their tax advisors with respect to the potential tax consequences to them of the Reincorporation Merger and exercise of redemption rights.

PubCo may be or become a PFIC during a U.S. Holder’s holding period, which could result in adverse U.S. federal income tax consequences to U.S. Holders.

If PubCo or any of its subsidiaries is a PFIC for any taxable year, or portion thereof, that is included in the holding period of a U.S. Holder of the PubCo Ordinary Shares or PubCo Warrants, such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. There is no assurance that PubCo or its subsidiaries are not currently PFICs for U.S. federal income tax purposes for the taxable year of the Business Combination or for foreseeable future taxable years. Moreover, PubCo does not expect to provide a PFIC annual information statement for 2022 or going forward. Please see the section entitled “Material U.S. Federal Income Tax Consequences of the Business Combination — Passive Foreign Investment Company Status” for a more detailed discussion with respect to PubCo’s potential PFIC status and certain tax implications thereof. U.S. Holders are urged to consult their tax advisors regarding the possible application of the PFIC rules.

Economic Substance Risk Warning

The British Virgin Islands and the Cayman Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the Economic Substance (Companies and Limited Partnerships) Act, 2018 (the “ESA”) came into force in the British Virgin Islands and the International Tax Co-Operation (Economic Substance) Act, 2018 came into force in the Cayman Islands (the “ESAs”) introducing certain economic substance requirements for certain British Virgin Islands and Cayman Islands tax resident companies which are engaged in certain “relevant activities.” However, it is not anticipated that the Goldenbridge or PubCo will be subject to any such requirements prior to any business combination and thereafter the PubCo may still remain out of scope of the legislation or else be subject to more limited substance requirements. Although it is presently anticipated that the ESAs will have little material impact on the Goldenbridge, PubCo or their operations, as the legislation is new and remains subject to further clarification and interpretation it is not currently possible to ascertain the precise impact of these legislative changes on the companies.

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CAPITALIZATION

The following table sets forth the capitalization on an audited, historical basis of Goldenbridge as of March 31, 2022 and information derived from the unaudited consolidated statement of financial position of SunCar as of December 31, 2021 after giving effect to the Business Combination assuming that (i) no holders of GBRG Ordinary Shares exercise their redemption rights, and (ii) the maximum number of holders of GBRG Ordinary Shares have properly exercised their redemption rights.

	Historical		As Adjusted
As of March 31, 2022	SunCar	GBRG	Assuming No Redemption	Assuming Maximum Redemption
Cash and cash equivalents	$34,517	$161	$87,498	$29,998
Cash and investment held in Trust Account	-	58,096	-	-
Short-term borrowings	69,030	-	69,030	69,030
Amounts due to related parties, current	-	15	15	15
Note payable – related party	-	575	-	-
Ordinary shares, subject to possible redemption	-	58,096	-	-
Total shareholders’ (deficit) equity	(21,436)	(3,429)	30,720	(26,780)
Non-controlling interests	47,899	-	47,899	47,899
Total capitalization	$95,493	$55,257	$147,664	$90,164

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THE EXTRAORDINARY GENERAL MEETING OF GOLDENBRIDGE SHAREHOLDERS

General

We are furnishing this proxy statement/prospectus to the Goldenbridge shareholders as part of the solicitation of proxies by the Goldenbridge board of directors for use at the Extraordinary General Meeting to be held on [●], 2022 and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to our shareholders on or about [●], 2022 in connection with the vote on the Reincorporation Merger Proposal, the Acquisition Merger Proposal, the Nasdaq Proposal, the Pre-Merger Charter Amendment Proposal, and the Adjournment Proposal. This document provides you with the information you need to know to be able to vote or instruct your vote to be cast at the Extraordinary General Meeting.

Date, Time and Place

The Extraordinary General Meeting will be held on [●], 2022 at 10:00 a.m. Eastern Time, or such other date, time and place to which such meeting may be adjourned or postponed. Due to the COVID-19 pandemic, Goldenbridge will be holding the Extraordinary General Meeting virtually via a teleconference using the following dial-in information:

US Toll Free	[●]
International Toll	[●]
Participant Passcode	[●]

Purpose of the Extraordinary General Meeting

At the Extraordinary General Meeting, we are asking holders of GBRG Ordinary Shares to approve the following Proposals:

●	Proposal No. 1 - The Reincorporation Merger Proposal to approve the Reincorporation Merger;

●	Proposal No. 2 - The Acquisition Merger Proposal to approve the Acquisition Merger;

●	Proposal No. 3 - The Nasdaq Proposal;

●	Proposal No. 4 - The Pre-Merger Charter Amendment Proposal to approve the Pre-Merger Charter Amendment; and

●	Proposal No. 5 – The PubCo Charter Proposal; and

●	Proposal No. 6 - The Adjournment Proposal to approve the adjournment of the Extraordinary General Meeting.

Recommendation of Goldenbridge’s Board of Directors

Goldenbridge board of directors:

●	has determined that each of the Reincorporation Merger Proposal, the Acquisition Merger Proposal, the Nasdaq Proposal, the Pre-Merger Charter Amendment, and the Adjournment Proposal, are fair to, and in the best interests of, Goldenbridge and its shareholders;

●	has approved the Reincorporation Merger Proposal, the Acquisition Merger Proposal, the Nasdaq Proposal, the Per-Merger Charter Amendment, and the Adjournment Proposal; and

●	recommends that the Goldenbridge shareholders vote “FOR” each of the Reincorporation Merger Proposal, the Acquisition Merger Proposal, the Nasdaq Proposal, the Pre-Merger Charter Amendment Proposal, and the Adjournment Proposal.

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Goldenbridge’s board of directors have interests that may be different from or in addition to your interests as a shareholder. See “The Acquisition Merger Proposal — Interests of Certain Persons in the Business Combination” in this proxy statement/prospectus for further information.

Record Date; Who is Entitled to Vote

We have fixed the close of business on [●], 2022, as the record date for determining those Goldenbridge shareholders entitled to notice of and to vote at the Extraordinary General Meeting. As of the close of business on [●], 2022, there were 7,566,250 GBRG Ordinary Shares outstanding and entitled to vote. Each holder of GBRG Ordinary Shares is entitled to one vote per share on each Proposal.

In connection with the IPO, we entered into certain letter agreements pursuant to which the initial shareholders agreed to vote any shares owned by them in favor of our initial business combination. As of the date of this proxy statement/prospectus, the initial shareholders hold approximately 23.62% of the outstanding ordinary shares.

Quorum and Required Vote for the Proposals

A quorum of Goldenbridge shareholders is necessary to hold a valid meeting. A quorum will be present at the Extraordinary General Meeting if a majority of the issued and outstanding ordinary shares of Goldenbridge as of the record date present in person by virtual attendance or represented by proxy and entitled to vote at the Extraordinary General Meeting. A Goldenbridge shareholder present in person by virtual attendance or represented by proxy and abstaining from voting at the Extraordinary General Meeting will count as present for the purposes of establishing a quorum but broker non-votes will not.

Approval of each of the Proposals will require the affirmative vote of the holders of a majority of the issued and outstanding ordinary shares of Goldenbridge present in person by virtual attendance or represented by proxy and entitled to vote at the Extraordinary General Meeting. Attending the Extraordinary General Meeting either in person by virtual attendance or by proxy and abstaining from voting will have the same effect as voting against all the Proposals and, assuming a quorum is present, broker non-votes will have no effect on the voting on Proposals.

Voting Your Shares

Each GBRG Ordinary Share that you own in your name entitles you to one vote for each Proposal on which such shares are entitled to vote at the Extraordinary General Meeting. Your proxy card shows the number of GBRG Ordinary Shares that you own.

There are two ways to ensure that your GBRG Ordinary Shares are voted at the Extraordinary General Meeting:

●	You can cause your shares to be voted by signing and returning the enclosed proxy card. If you submit your proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted, as recommended by the Goldenbridge board of directors, “FOR” the adoption of the Reincorporation Merger Proposal, the Acquisition Merger Proposal, the Pre-Merger Charter Amendment, and the Adjournment Proposal. Votes received after a matter has been voted upon at the Extraordinary General Meeting will not be counted.

●	You can attend the Extraordinary General Meeting by virtual attendance and vote during the meeting even if you have previously voted by submitting a proxy as described above. However, if your shares are held in the name of your broker, bank or another nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares.

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IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF THE REINCORPORATION MERGER PROPOSAL AND THE ACQUISITION MERGER PROPOSAL (AS WELL AS THE OTHER PROPOSALS). IN ORDER TO REDEEM YOUR SHARES, YOU MUST TENDER YOUR SHARES TO OUR TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE EXTRAORDINARY GENERAL MEETING. YOU MAY TENDER YOUR SHARES FOR REDEMPTION BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE TENDERED SHARES WILL NOT BE REDEEMED FOR CASH AND WILL BE RETURNED TO THE APPLICABLE SHAREHOLDER. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BROKER OR BANK TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

●	you may send another proxy card with a later date;

●	if you are a record holder, you may notify our proxy solicitor, [●], in writing before the Extraordinary General Meeting that you have revoked your proxy; or

●	you may attend the Extraordinary General Meeting by virtual attendance, revoke your proxy, and vote during the meeting, as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you have any questions about how to vote or direct a vote in respect of your ordinary shares, you may call [●], our proxy solicitor, with individual call toll-free at [●] and banks and brokers call at [●].

No Additional Matters May Be Presented at the Extraordinary General Meeting

This Extraordinary General Meeting has been called only to consider the approval of the Proposals.

Redemption Rights

Pursuant to Goldenbridge’s Existing Charter, a holder of GBRG Ordinary Shares has the right to have its public shares redeemed for cash equal to its pro rata share of the trust account (net of taxes payable) in connection with the Business Combination.

If you are a public shareholder and you seek to have your shares redeemed, you must submit your request in writing that we redeem your public shares for cash no later than [●] [●].m., Eastern Time on [●], 2022 (at least two business days before the Extraordinary General Meeting). The request must be signed by the applicable shareholder in order to validly request redemption. A shareholder is not required to submit a proxy card or vote in order to validly exercise redemption rights. The request must identify the holder of the shares to be redeemed and must be sent to Continental at the following address:

Continental Stock Transfer & Trust Company

1 State Street, 30th floor New York, NY 10004 Attention:

Email: [●]

You must tender the GBRG Ordinary Shares for which you are electing redemption by two (2) business days before the Extraordinary General Meeting by either:

●	Delivering certificates representing GBRG Ordinary Shares to Goldenbridge’s transfer agent, or

●	Delivering the GBRG Ordinary Shares electronically through the DWAC system.

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Any corrected or changed written demand of redemption rights must be received by Goldenbridge’s transfer agent two (2) business days prior to the Extraordinary General Meeting. No demand for redemption will be honored unless the holder’s shares have been delivered (either physically or electronically) to the transfer agent at least two (2) business days prior to the vote at the Extraordinary General Meeting.

Public shareholders may seek to have their shares redeemed regardless of whether they vote for or against the Business Combination and whether or not they are holders of GBRG Ordinary Shares as of the record date. Any public shareholder who holds GBRG Ordinary Shares on or before [●], 2022 (two (2) business days before the Extraordinary General Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the trust account, less any taxes then due but not yet paid, at the consummation of the Business Combination.

In connection with tendering your shares for redemption, you must elect either to physically tender your share certificates to Goldenbridge’s transfer agent or deliver your shares to the transfer agent electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, in each case, two (2) business days before the Extraordinary General Meeting.

Through the DWAC system, this electronic delivery process can be accomplished by contacting your broker and requesting delivery of your shares through the DWAC system. Delivering shares physically may take significantly longer. In order to obtain a physical share certificate, a shareholder’s broker and/or clearing broker, DTC, and Goldenbridge’s transfer agent will need to act together to facilitate this request. It is Goldenbridge’s understanding that Goldenbridge shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. Goldenbridge does not have any control over this process or over the brokers or DTC, and it may take longer than two weeks to obtain a physical share certificate. Goldenbridge shareholders who request physical share certificates and wish to redeem may be unable to meet the deadline for tendering their shares before exercising their redemption rights and thus will be unable to redeem their shares.

In the event that a shareholder tenders its shares and decides prior to the consummation of the Business Combination that it does not want to redeem its shares, the shareholder may withdraw the tender. In the event that a shareholder tenders shares and the Business Combination is not completed, these shares will not be redeemed for cash and the physical certificates representing these shares will be returned to the shareholder promptly following the determination that the Business Combination will not be consummated. Goldenbridge anticipates that a shareholder who tenders shares for redemption in connection with the vote to approve the Business Combination would receive payment of the redemption price for such shares soon after the completion of the Business Combination.

If properly demanded by Goldenbridge public shareholders, Goldenbridge will redeem each share into a pro rata portion of the funds available in the trust account, calculated as of two business days prior to the anticipated consummation of the Business Combination. As of the record date, this would amount to approximately $[●] per share. If you exercise your redemption rights, you will be exchanging your GBRG Ordinary Shares for cash and will no longer own the GBRG Ordinary Shares. The following table demonstrates the book value of shares owned by non-redeeming shareholders at each of the following redemption levels:

	Book Value per share assuming no warrants were issued to founder in connection with GBRG’s initial public offering	Book Value per share assuming no rights were issued to founders in connection with GBRG’s initial public offering	Book value per share assuming that no founders shares were issued to GBRG’s sponsor	Book value per share assuming no rights or warrants were issued to GBRG’s founders, and that no founders shares were issued
Assuming No redemptions	$0.35	$0.34	$0.31	$0.31
Assuming 50% of maximum redemptions	$0.02	$0.02	$(0.02)	$(0.02)
Assuming Maximum redemptions	$(0.32)	$(0.32)	$(0.37)	$(0.37)

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All outstanding public warrants will continue to be outstanding notwithstanding the actual redemptions. Assuming maximum redemptions, the value of our outstanding public warrants was approximately $143,750 based on the closing price of the warrants of $0.05 on The Nasdaq Capital Market as of August 22, 2022. The potential for the issuance of a substantial number of additional ordinary shares upon exercise of these warrants could make the post-Business Combination company less attractive to investors. Any such issuance will increase the number of issued and outstanding ordinary shares and reduce the value of the outstanding ordinary shares. Therefore, the outstanding warrants could have the effect of depressing GBRG’s share price.

Notwithstanding the foregoing, a holder of the public shares, together with any affiliate of his or her or any other person with whom he or she is acting in concert or as a “group” (as defined in Section 13(d)-(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to more than 20% of GBRG Ordinary Shares. If too many public shareholders exercise their redemption rights, we may not be able to meets certain closing conditions, and as a result, would not be able to proceed with the Business Combination.

Holders of outstanding GBRG Units must separate the underlying GBRG Ordinary Shares, GBRG Warrants and GBRG Rights prior to exercising redemption rights with respect to the GBRG Ordinary Share. If GBRG Units are registered in a holder’s own name, the holder must deliver the certificate for its GBRG Units to the transfer agent with written instructions to separate the GBRG Units into their individual component parts. This must be completed far enough in advance to permit the mailing of the certificates back to the holder so that the holder may then exercise his, her or its redemption rights upon the separation of the GBRG Ordinary Shares from the GBRG Units.

If a broker, dealer, commercial bank, trust company or other nominee holds GBRG Units for an individual or entity (such individual or entity, the “beneficial owner”), the beneficial owner must instruct such nominee to separate the beneficial owner’s GBRG Units into their individual component parts. The beneficial owner’s nominee must send written instructions by facsimile to the transfer agent. Such written instructions must include the number of GBRG Units to be separated and the nominee holding such GBRG Units. The beneficial owner’s nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant GBRG Units and a deposit of an equal number of GBRG Ordinary Shares, GBRG Warrants and GBRG Rights. This must be completed far enough in advance to permit the nominee to exercise the beneficial owner’s redemption rights upon the separation of the GBRG Ordinary Shares from the GBRG Units. While this is typically done electronically the same business day, beneficial owners should allow at least one full business day to accomplish the separation. If beneficial owners fail to cause their GBRG Ordinary Shares to be separated in a timely manner, they will likely not be able to exercise their redemption rights.

Tendering Ordinary Share Certificates in connection with Redemption Rights

Goldenbridge is requiring the Goldenbridge public shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to either tender their certificates to Goldenbridge’s transfer agent, or to deliver their shares to the transfer agent electronically using Depository Trust Company’s DWAC System, at the holder’s option at least two (2) business days prior to the Extraordinary General Meeting. The need to deliver ordinary shares is a requirement of exercising redemption rights regardless of the timing of when such delivery must be effectuated.

Any request for redemption, once made, may be withdrawn at any time up to the business day immediately preceding the consummation of the proposed Business Combination. Furthermore, if a shareholder delivered his certificate for redemption and subsequently decided prior to the date immediately preceding the consummation of the proposed Business Combination not to elect redemption, he may simply request that the transfer agent return the certificate (physically or electronically).

A redemption payment will only be made in the event that the proposed Business Combination is consummated. If the proposed Business Combination is not completed for any reason, then public shareholders who exercised their redemption rights would not be entitled to receive the redemption payment. In such case, Goldenbridge will promptly return the share certificates to the public shareholder.

Proxies and Proxy Solicitation Costs

We are soliciting proxies on behalf of the Goldenbridge board of directors. This solicitation is being made by mail but also may be made by telephone or in person. Goldenbridge and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Any solicitation made and information provided in such a solicitation will be consistent with the written proxy statement/prospectus and proxy card. [●], a proxy solicitation firm that Goldenbridge has engaged to assist it in soliciting proxies, will be paid its customary fee and be reimbursed out-of-pocket expenses.

Goldenbridge will ask banks, brokers and other institutions, nominees and fiduciaries to forward its proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Goldenbridge will reimburse them for their reasonable expenses.

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PROPOSAL NO. 1
THE REINCORPORATION MERGER PROPOSAL

The discussion in this proxy statement/prospectus of the Business Combination and the principal terms of the Merger Agreement, is subject to, and is qualified in its entirety by reference to, the Merger Agreement. The full text of the Merger Agreement and the Plan of Merger is attached hereto as Annex A, which is incorporated by reference herein.

Purpose of the Reincorporation Merger Proposal

The purpose of the Reincorporation Merger is to establish a Cayman Islands exempted company as the parent entity of SunCar that would be a “foreign private issuer” as that term is defined under the Exchange Act. As a result of the Reincorporation Merger, the Goldenbridge shareholders will no longer be shareholders of Goldenbridge and (other than the Goldenbridge shareholders who exercise their redemption rights) will become shareholders of PubCo, a foreign private issuer. As a foreign private issuer, PubCo is exempt from compliance with certain of the rules under the Exchange Act.

As a foreign private issuer, PubCo will be exempt from the rules under the Exchange Act, prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, PubCo will not be required under the Exchange Act to file quarterly periodic reports and financial statements with the SEC, and will not be required to disclose in its periodic reports all of the information that U.S. domestic issuers are required to disclose. PubCo will also be permitted to follow corporate governance practices in accordance with Cayman Islands law in lieu of most of the corporate governance rules set forth by Nasdaq. As a result, PubCo’s corporate governance practices will differ in some respects from those required to be followed by U.S. companies listed on a national securities exchange.

Summary of the Reincorporation Merger

The Merger Agreement was entered into by and among Goldenbridge, PubCo, Merger Sub, SunCar and certain other parties on May 23, 2022. Upon the approval of the Merger Agreement and the Plan of Merger by the Goldenbridge shareholders, PubCo and Goldenbridge will execute the Plan of Merger, which shall be filed with the Registrar of Companies in the Cayman Islands with certain other documents on or prior to the Closing Date. Immediately prior to the Acquisition Merger, Goldenbridge will reincorporate to the Cayman Islands by merging with and into PubCo, a Cayman Islands exempted company and wholly-owned subsidiary of Goldenbridge. The separate corporate existence of Goldenbridge will cease and PubCo will continue as the surviving corporation. In connection with the Reincorporation Merger, all outstanding GBRG Units will separate into their individual components of GBRG Ordinary Shares, GBRG Rights and GBRG Warrants and will cease separate existence and trading. Upon the consummation of the Business Combination, the current equity holdings of the Goldenbridge shareholders shall be exchanged as follows:

(i)	Each GBRG Ordinary Share issued and outstanding immediately prior to the effective time of the Reincorporation Merger (other than any redeemed shares) will automatically be cancelled and cease to exist and, for each such GBRG Ordinary Share, PubCo shall issue to each Goldenbridge shareholder (other than Goldenbridge shareholders who exercise their redemption rights in connection with the Business Combination) one validly issued PubCo Class A Ordinary Share, which, unless explicitly stated herein, shall be fully paid;

(ii)	Each GBRG Warrant issued and outstanding immediately prior to effective time of the Reincorporation Merger will convert into a PubCo Warrant to purchase one-half of one PubCo Class A Ordinary Share (or equivalent portion thereof). The PubCo Warrants will have substantially the same terms and conditions as set forth in the GBRG Warrants; and

(iii)	The holders of GBRG Rights issued and outstanding immediately prior to the effective time of the Reincorporation Merger will receive one-tenth (1/10th) of one PubCo Class A Ordinary Share in exchange for the cancellation of each GBRG Right; provided, however, that no fractional shares will be issued and all fractional shares will be rounded to the nearest whole share.

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Upon the closing of the Reincorporation Merger, PubCo Ordinary Shares will be reclassified into PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares, where each PubCo Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at all general meetings of the post-Business Combination company and each PubCo Class B Ordinary Share shall be entitled to ten (10) votes on all matters subject to vote at all general meetings of the post-Business Combination company.

Differences between PubCo’s Memorandum and Articles of Association and GBRG’s Memorandum and Articles of Association

Following is a summary of the material differences between the Memorandum and Articles of Association of PubCo to be in effect following the Business Combination and Goldenbridge’s Existing Charter:

●	The name of the new public entity will be “SunCar Technology Group Inc.” as opposed to “Goldenbridge Acquisition Limited”;

●	PubCo has 500,000,000 ordinary shares authorized, as opposed to Goldenbridge having unlimited authorized ordinary shares with no par value;

●	As opposed to Goldenbridge’s single-class structure, PubCo will have a dual-class structure, separating all the ordinary shares as Class A ordinary shares or Class B ordinary shares, of which Class B ordinary shares will have super voting power.

●	PubCo’s corporate existence is perpetual as opposed to Goldenbridge’s corporate existence terminating if a business combination is not consummated by Goldenbridge within a specified period of time; and

●	PubCo’s constitutional documents do not include the various provisions applicable only to special purpose acquisition companies that Goldenbridge’s Existing Charter contains.

Authorized but unissued ordinary shares may enable PubCo’s board of directors to render it more difficult or to discourage an attempt to obtain control of PubCo and thereby protect continuity of or entrench its management, which may adversely affect the market price of PubCo’s securities. For example, if, in the due exercise of its fiduciary obligations, PubCo’s board of directors were to determine that a takeover proposal were not in the best interests of PubCo, such shares could be issued by the board of directors without shareholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent shareholder group, by creating a substantial voting bloc in institutional or other hands that might support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. The authorization of additional shares will, however, enable PubCo to have the flexibility to authorize the issuance of shares in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. PubCo currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized shares for such purposes.

A copy of PubCo’s Memorandum and Articles of Association, as will be in effect upon consummation of the Business Combination, is attached to this proxy statement/prospectus as Annex B. See also the Section entitled Comparison of Shareholder’s Rights on page 200 of this proxy statement/prospectus. See also “Proposal No. 5 – PubCo Charter Proposal”).

Material U.S. Federal Income Tax Consequences

The following is a general discussion of the material U.S. federal income tax consequences (i) of the Reincorporation Merger to U.S. Holders (defined below) of GBRG Ordinary Shares (excluding any redeemed shares), GBRG Rights, and GBRG Warrants (collectively, the “Goldenbridge securities”), (ii) of the Acquisition Merger to U.S. Holders of SunCar ordinary shares and SunCar warrants (collectively, the “SunCar securities”), (iii) of the ownership and disposition of PubCo Ordinary Shares and PubCo Warrants (collectively, the “PubCo securities”) received in the Business Combination by U.S. Holders, and (iv) of the exercise of redemption rights by U.S. Holders of Goldenbridge securities.

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This discussion is based on provisions of the Code, the Treasury Regulations promulgated thereunder (whether final, temporary, or proposed), administrative rulings of the IRS, and judicial decisions, all as in effect on the date hereof, and all of which are subject to differing interpretations or change, possibly with retroactive effect. This discussion does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a holder as a result of the Business Combination or as a result of the ownership and disposition of PubCo securities. In addition, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders nor does it take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such holder, and accordingly, is not intended to be, and should not be construed as, tax advice. This discussion does not address the U.S. federal 3.8% Medicare tax imposed on certain net investment income or any aspects of U.S. federal taxation other than those pertaining to the income tax, nor does it address any tax consequences arising under any tax laws other than U.S. federal income tax law, such as gift or estate tax laws, U.S. state and local, or non-U.S. tax laws, except as discussed herein, any tax reporting obligations of a holder of Goldenbridge securities, SunCar securities or PubCo securities. Holders should consult their own tax advisors regarding such tax consequences in light of their particular circumstances.

No ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax consequences of the Business Combination or any other related matter; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

This summary is limited to considerations relevant to U.S. Holders that hold Goldenbridge securities or SunCar securities and, after the completion of the Business Combination, PubCo securities, as “capital assets” within the meaning of section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:

●	banks or other financial institutions, underwriters, or insurance companies;

●	traders in securities who elect to apply a mark-to-market method of accounting;

●	real estate investment trusts and regulated investment companies;

●	tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

●	expatriates or former long-term residents of the United States;

●	subchapter S corporations, partnerships or other pass-through entities or investors in such entities;

●	dealers or traders in securities, commodities or currencies;

●	grantor trusts;

●	persons subject to the alternative minimum tax;

●	U.S. persons whose “functional currency” is not the U.S. dollar;

●	persons who received GBRG Ordinary Shares or SunCar ordinary shares through the issuance of restricted stock under an incentive plan or through a tax-qualified retirement plan or otherwise as compensation;

●	persons who own (directly or through attribution) 5% or more (by vote or value) of the outstanding GBRG Ordinary Shares or SunCar ordinary shares, or, after the Business Combination, the issued PubCo Ordinary Shares (excluding treasury shares);

●	holders holding Goldenbridge securities or SunCar securities, or, after the Business Combination, PubCo securities, as a position in a “straddle,” as part of a “synthetic security” or “hedge,” as part of a “conversion transaction,” or other integrated investment or risk reduction transaction;

●	controlled foreign corporations, passive foreign investment companies, or foreign corporations with respect to which there are one or more United States shareholders within the meaning of Treasury Regulation Section 1.367(b)-3(b)(1)(ii); or

●	the Sponsor or its affiliates.

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As used in this proxy statement/prospectus, the term “U.S. Holder” means a beneficial owner of Goldenbridge securities or SunCar securities, and, after the Business Combination, PubCo securities received in the Business Combination, that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any State thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds Goldenbridge securities or SunCar securities, and, after the completion of the Business Combination, PubCo securities received in the Business Combination, the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A holder that is a partnership and the partners in such partnership should consult their own tax advisors with regard to the U.S. federal income tax consequences of the Business Combination and the subsequent ownership and disposition of PubCo securities received in the Business Combination.

Because GBRG Units will be separated into their component parts immediately prior to the consummation of the Business Combination, a beneficial owner of a GBRG Unit should be treated as the owner of the underlying component Goldenbridge securities for U.S. federal income tax purposes. The discussion below with respect to Goldenbridge securities should also apply to holders of GBRG Units (as the deemed owner of the underlying component Goldenbridge securities).

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE BUSINESS COMBINATION. IN ADDITION, THE U.S. FEDERAL INCOME TAX TREATMENT OF THE BENEFICIAL OWNERS OF GOLDENBRIDGE SECURITIES, SUNCAR SECURITIES OR PUBCO SECURITIES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN AND DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. HOLDERS OF GOLDENBRIDGE SECURITIES OR SUNCAR SECURITIES SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE BUSINESS COMBINATION AND OF THE OWNERSHIP AND DISPOSITION OF PUBCO SECURITIES AFTER THE BUSINESS COMBINATION, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

U.S. Federal Income Tax Consequences of the Reincorporation Merger to U.S. Holders

The following discussion, — U.S. Federal Income Tax Consequences of the Reincorporation Merger to U.S. Holders,” constitutes the opinion of Loeb & Loeb LLP, counsel to Goldenbridge, as to the material U.S. federal income tax consequences of the Reincorporation Merger to U.S. Holders of Goldenbridge securities, subject to the limitations, exceptions, beliefs, assumptions, and qualifications described in such opinion and otherwise herein.

The U.S. federal income tax consequences of the Business Combination to U.S. Holders will depend on whether the Reincorporation Merger qualifies as a “reorganization” under the provisions of Section 368 of the Code. The Reincorporation Merger should qualify as a reorganization. However, the provisions of the Code that govern reorganizations are complex and are based on typical transaction structures effected under U.S. law. U.S. Holders should be aware that the completion of the Business Combination is not conditioned on the receipt of an opinion of counsel that Business Combination qualifies as a “reorganization”, and that PubCo has not requested and does not intend to request a ruling from the IRS with respect to the U.S. federal income tax treatment of the Business Combination. There can be no assurance that the IRS will not take a contrary position to views expressed herein or that a court will not agree with a contrary position of the IRS.

Although U.S. shareholders generally do not recognize gain or loss on the receipt of stock pursuant to a “reorganization” under Section 368 of the Code, Section 367(a) of the Code and Treasury Regulations promulgated thereunder require, 5 Percent Holders who do not enter into a GRA under applicable Treasury Regulations to recognize gain (but not loss) with respect to certain cross-border reorganizations. However, Section 367(a) should not apply to the Reincorporation Merger in a manner that causes gain recognition to such 5 Percent Holders, unless the exchange of Goldenbridge securities for PubCo securities is considered to be an indirect stock transfer under the applicable Treasury Regulations. For this purpose, an indirect stock transfer may occur if PubCo transfers the assets it acquires from Goldenbridge pursuant to the Reincorporation Merger to certain subsidiary corporations in connection with the Business Combination. There are significant factual and legal uncertainties concerning the determination of whether the requirements of Section 367(a) will be satisfied which are not discussed herein. The rules under Section 367(a) of the code and Section 368 of the Code are complex and there is limited guidance as to their application, particularly with regard to indirect stock transfers in cross-border reorganizations. If you believe that you will be a 5 Percent Holder, you are strongly urged to consult your tax advisor regarding the effect of the Business Combination to you taking into account the rules of Section 367(a) of the Code (including the possibility of entering into a GRA under applicable Treasury Regulations). In addition, U.S. Holders may be subject to the PFIC rules discussed below “— Passive Foreign Investment Company Status.” Accordingly, no assurance can be given as to whether an indirect stock transfer will occur in connection with the Business Combination or that U.S. Holders will not recognize gain, if any, as a result of the exchange of Goldenbridge securities for PubCo securities.

Because the Reincorporation Merger will occur immediately prior to the redemption of U.S. Holders that exercise redemption rights with respect to GBRG Ordinary Shares, U.S. Holders exercising such redemption rights will be subject to the potential tax consequences of the Reincorporation Merger. All holders considering exercising redemption rights with respect to their public shares are urged to consult with their tax advisors with respect to the potential tax consequences to them of the Reincorporation Merger and exercise of redemption rights.

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If the Reincorporation Merger Qualifies as a Reorganization

Subject to the PFIC rules discussed below, if the Reincorporation Merger qualifies as a “reorganization” under the provisions of Section 368 of the Code and provided that it is not treated as an indirect stock transfer, a U.S. Holder that exchanges its Goldenbridge securities pursuant to the Reincorporation Merger should not recognize gain or loss on the exchange of Goldenbridge securities for PubCo securities. The aggregate adjusted tax basis of a U.S. Holder in the PubCo Ordinary Shares received as a result of the Reincorporation Merger should equal the aggregate adjusted tax basis of the GBRG Ordinary Shares and the GBRG Rights surrendered in the exchange, and the aggregate adjusted tax basis in the PubCo Warrants received as a result of such exchange should equal the aggregate adjusted tax basis of the GBRG Warrants surrendered in the exchange. A U.S. Holder’s holding period for the PubCo securities received in the exchange should include the holding period for the Goldenbridge securities surrendered in the exchange.

If Section 367(a) to of the Code applies to the Reincorporation Merger, as described above, a 5 Percent Holder who does not enter into a GRA under applicable Treasury Regulations, may be required to recognize gain (but not loss) as a result of the Reincorporation Merger. Because the Reincorporation Merger will occur immediately prior to the redemption of holders that exercise redemption rights with respect to GBRG Ordinary Shares, U.S. Holders exercising such redemption rights will be subject to the potential tax consequences of Section 367 of the Code as a result of the Reincorporation Merger.

If the Reincorporation Merger Does Not Qualify as a Reorganization

If the Reincorporation Merger fails to qualify as a “reorganization” under the provisions of Section 368 of the Code, and subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Status,” a U.S. Holder that exchanges its Goldenbridge securities for PubCo securities in the Reincorporation Merger will recognize gain or loss equal to the difference between (i) the fair market value of the PubCo securities received and (ii) the U.S. Holder’s adjusted tax basis in the Goldenbridge securities exchanged therefor. A U.S. Holder’s aggregate tax basis in the PubCo securities received will be the fair market value of those securities of the Reincorporation Merger. The U.S. Holder’s holding period for the PubCo securities received pursuant to the Reincorporation Merger will begin on the day after the date of the Reincorporation Merger.

Such gain or loss will be capital gain or loss and will be a long-term capital gain or loss if the U.S. Holder’s holding period for the Goldenbridge securities exceeds one year at the time of the Reincorporation Merger. Long-term capital gains of non-corporate U.S. Holders, including individuals, currently are subject to reduced rates of U.S. federal income taxation. However, it is unclear whether the redemption rights with respect to the GBRG Ordinary Shares may prevent a U.S. Holder from satisfying the applicable holding period requirement. The deductibility of capital losses is subject to limitations under the Code. Any such gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss.

Notwithstanding the foregoing, if the Reincorporation Merger fails to qualify as a “reorganization” under the provisions of Section 368 of the Code and Goldenbridge has been a PFIC for any taxable year during the holding period of a U.S. Holder (and a U.S. Holder of Goldenbridge securities has not made certain elections with respect to its Goldenbridge securities), such U.S. Holder would be subject to tax under the PFIC rules on any gain on the exchange of its Goldenbridge securities for the consideration under the Business Combination, as discussed below, “Material U.S. Federal Income Tax Consequences — Passive Foreign Investment Company Status.”

U.S. Holders should consult their own tax advisors as to the particular consequences to them of the exchange of Goldenbridge securities for PubCo securities pursuant to the Reincorporation Merger, the qualification of the Reincorporation Merger as a “reorganization”, and the potential application of Section 367(a) to the Reincorporation Merger.

U.S. Federal Income Tax Consequences of the Acquisition Merger to U.S. Holders

The U.S. federal income tax consequences of the Acquisition Merger to U.S. Holders will depend on whether the Acquisition Merger qualifies as a “reorganization” under the provisions of Section 368 of the Code. If the Acquisition Merger qualifies as a “reorganization” within the meaning of section 368 of the Code, each U.S. Holder of SunCar securities generally will not recognize gain or loss upon exchanging its SunCar securities for PubCo securities except to the extent discussed below. The tax basis of the PubCo securities received by a holder of SunCar securities will be the same as the tax basis of the SunCar securities surrendered in exchange for the PubCo securities, reduced by the amount of cash, if any, received by such holder in the Acquisition Merger, and increased by any gain recognized by such holder in the Acquisition Merger as described below (including any portion of the gain that is treated as a dividend as described below). Such aggregate adjusted tax basis will be allocated to the PubCo securities received by the holder. The holder’s holding period for the PubCo securities that it receives pursuant to the Acquisition Merger will include its holding period for the SunCar securities it surrenders.

U.S. Federal Income Tax Consequences if the Acquisition Merger Fails to Qualify as a Reorganization Within the Meaning of Section 368(a) of the Code and/or as a Transaction Governed by Section 351 of the Code

If the Acquisition Merger contemplated by the Merger Agreement does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code and/or as a transaction governed by Section 351 of the Code, then, for U.S. federal income tax purposes, a holder holding SunCar securities generally would be treated as selling its SunCar securities in exchange for PubCo securities in a taxable transaction.

A U.S. Holder who receives PubCo securities pursuant to the Acquisition Merger would generally recognize capital gain or loss equal to the difference, if any, between (i) the sum of the fair market values of PubCo securities, as determined for U.S. federal income tax purposes, and any cash received, and (ii) such U.S. Holder’s adjusted tax basis in the SunCar securities surrendered. Such gain or loss generally will be long-term capital gain or loss provided the U.S. Holder’s holding period for the SunCar securities surrendered in the Acquisition Merger exceeds one year as of the closing date of the Acquisition Merger. Long-term capital gain of certain non-corporate holders (including individuals) is currently eligible for U.S. federal income taxation at preferential rates. The deductibility of capital losses is subject to limitations under the Code. U.S. Holders that realize a loss should consult their tax advisors regarding the allowance of this loss.

A holder’s initial tax basis in the PubCo securities received in the Acquisition Merger will equal the fair market value of such securities upon receipt, and the holding period for such securities will begin on the day following the closing date of the Acquisition Merger.

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U.S. Federal Income Tax Consequences of Ownership and Disposition of PubCo Securities

The following discussion is a summary of certain material U.S. federal income tax consequences of the ownership and disposition of PubCo securities to U.S. Holders who receive such PubCo securities pursuant to the Business Combination.

Distribution on PubCo Ordinary Shares

Subject to the PFIC rules discussed below “— Passive Foreign Investment Company Status,” the gross amount of any distribution on PubCo Ordinary Shares that is made out of PubCo’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be taxable to a U.S. Holder as ordinary dividend income on the date such distribution is actually or constructively received by such U.S. Holder. Any such dividends paid to corporate U.S. Holders generally will not qualify for the dividends-received deduction that may otherwise be allowed under the Code.

Dividends received by non-corporate U.S. Holders, including individuals, from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that shares listed on the NASDAQ (on which PubCo intends to apply to list the PubCo Ordinary Shares) will be considered readily tradable on an established securities market in the United States. Even if the PubCo Ordinary Shares are listed on NASDAQ, there can be no assurance that the PubCo Ordinary Shares will be considered readily tradable on an established securities market in future years. Non-corporate U.S. Holders that do not meet a minimum holding period requirement or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of PubCo’s status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Finally, PubCo will not constitute a qualified foreign corporation for purposes of these rules if it is a PFIC for the taxable year in which it pays a dividend or for the preceding taxable year. See the discussion below under “— Passive Foreign Investment Company Status.”

The amount of any dividend paid in foreign currency will be the U.S. dollar value of the foreign currency distributed by PubCo, calculated by reference to the exchange rate in effect on the date the dividend is includible in the U.S. Holder’s income, regardless of whether the payment is in fact converted into U.S. dollars on the date of receipt. Generally, a U.S. Holder should not recognize any foreign currency gain or loss if the foreign currency is converted into U.S. dollars on the date the payment is received. However, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. Holder includes the dividend payment in income to the date such U.S. Holder actually converts the payment into U.S. dollars will be treated as ordinary income or loss. That currency exchange income or loss (if any) generally will be income or loss from U.S. sources for foreign tax credit limitation purposes.

To the extent that the amount of any distribution made by PubCo on the PubCo Ordinary Shares exceeds PubCo’s current and accumulated earnings and profits for a taxable year (as determined under U.S. federal income tax principles), the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the U.S. Holder’s PubCo Ordinary Shares, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain recognized on a sale or exchange as described below under “— Sale, Exchange, Redemption or Other Taxable Disposition of PubCo Securities.” However, PubCo may not calculate earnings and profits in accordance with U.S. federal income tax principles. In such event, a U.S. Holder should expect to generally treat distributions PubCo makes as dividends.

Sale, Exchange, Redemption or Other Taxable Disposition of PubCo Securities

Subject to the discussion below under “— Passive Foreign Investment Company Status,” a U.S. Holder will generally recognize gain or loss on any sale, exchange, redemption, or other taxable disposition of PubCo Ordinary Shares and PubCo Warrants in an amount equal to the difference between the amount realized on the disposition and such U.S. Holder’s adjusted tax basis in such PubCo Ordinary Shares or PubCo Warrants. Any gain or loss recognized by a U.S. Holder on a taxable disposition of PubCo Ordinary Shares or PubCo Warrants will generally be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in the PubCo Ordinary Shares or PubCo Warrants exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. Holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder on the sale or exchange of PubCo Ordinary Shares or PubCo Warrants will generally be treated as U.S. source gain or loss.

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Exercise or Lapse of a PubCo Warrant

Except as discussed below with respect to the cashless exercise of a PubCo Warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of a PubCo ordinary share on the exercise of a PubCo Warrant for cash. A U.S. Holder’s tax basis in a PubCo ordinary share received upon exercise of the PubCo Warrant generally will be an amount equal to the sum of the U.S. Holder’s tax basis in the PubCo Warrant exchanged therefor and the exercise price. The U.S. Holder’s holding period for a PubCo ordinary share received upon exercise of the PubCo Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the PubCo Warrants and will not include the period during which the U.S. Holder held the PubCo Warrants. If a PubCo Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the PubCo Warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current tax law. A cashless exercise may be tax-free, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. Holder’s basis in the PubCo Ordinary Shares received would equal the holder’s basis in the PubCo Warrant. If the cashless exercise were treated as not being a gain recognition event, a U.S. Holder’s holding period in the PubCo Ordinary Shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the PubCo Warrant. If the cashless exercise were treated as a recapitalization, the holding period of the PubCo ordinary share would include the holding period of the PubCo Warrant.

It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder would recognize gain or loss with respect to the portion of the exercised PubCo Warrants treated as surrendered to pay the exercise price of the PubCo Warrants (the “surrendered warrants”). The U.S. Holder would recognize capital gain or loss with respect to the surrendered warrants in an amount generally equal to the difference between (i) the fair market value of the PubCo Ordinary Shares that would have been received with respect to the surrendered warrants in a regular exercise of the PubCo Warrants and (ii) the sum of the U.S. Holder’s tax basis in the surrendered warrants and the aggregate cash exercise price of such warrants (if they had been exercised in a regular exercise). In this case, a U.S. Holder’s tax basis in the PubCo Ordinary Shares received would equal the U.S. Holder’s tax basis in the PubCo Warrants exercised plus (or minus) the gain (or loss) recognized with respect to the surrendered warrants. A U.S. Holder’s holding period for the PubCo Ordinary Shares would commence on the date following the date of exercise (or possibly the date of exercise) of the PubCo Warrant.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

Certain U.S. Federal Income Tax Consequences to U.S. Holders of Goldenbridge securities of Exercising Redemption Rights

In the event that a U.S. Holder elects to redeem its GBRG Ordinary Shares for cash, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as sale or exchange of the GBRG Ordinary Shares under Section 302 of the Code or is treated as a distribution under Section 301 of the Code with respect to the U.S. Holder. If the redemption qualifies as a sale or exchange of the GBRG Ordinary Shares, subject to the PFIC rules discussed below “— Passive Foreign Investment Company Status,” the U.S. Holder will be treated as recognizing capital gain or loss equal to the difference between the amount realized on the redemption and such U.S. Holder’s adjusted tax basis in the GBRG Ordinary Shares surrendered in such redemption transaction. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the GBRG Ordinary Shares redeemed exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. However, it is unclear whether the redemption rights with respect to the GBRG Ordinary Shares may prevent a U.S. Holder from satisfying the applicable holding period requirement. The deductibility of capital losses is subject to limitations.

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If the redemption does not qualify as a sale or exchange of GBRG Ordinary Shares, subject to the PFIC rules discussed below “— Passive Foreign Investment Company Status,” the U.S. Holder will be treated as receiving a corporate distribution. Such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from Goldenbridge’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in the GBRG Ordinary Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the ordinary shares. Dividends paid to a U.S. Holder that is taxable as a corporation generally will not qualify for the dividends received deduction that may otherwise be allowed under the Code. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations) and provided certain holding period requirements are met, dividends paid to a non-corporate U.S. Holder generally will constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. However, it is unclear whether the redemption rights with respect to the GBRG Ordinary Shares may prevent a U.S. Holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.

Whether a redemption qualifies for sale or exchange treatment will depend largely on the total number of GBRG Ordinary Shares treated as held by the U.S. Holder (including any GBRG Ordinary Shares constructively owned by the U.S. Holder as a result of owning GBRG Warrants or GBRG Rights) relative to all of the GBRG Ordinary Shares outstanding both before and after the redemption. The redemption of GBRG Ordinary Shares generally will be treated as a sale or exchange of the GBRG Ordinary Shares (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in Goldenbridge or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only GBRG Ordinary Shares actually owned by the U.S. Holder, but also GBRG Ordinary Shares that are constructively owned by it. A U.S. Holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any stock the U.S. Holder has a right to acquire by exercise of an option, which would generally include GBRG Ordinary Shares which could be acquired pursuant to the exercise of the GBRG Warrants or GBRG Rights. In order to meet the substantially disproportionate test, (i) the percentage of Goldenbridge’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the redemption of the GBRG Ordinary Shares must be less than 80% of the percentage of Goldenbridge’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately before the redemption, (ii) the U.S. Holder’s percentage ownership (including constructive ownership) of the outstanding Goldenbridge ordinary share (both voting and nonvoting) immediately after the redemption must be less than 80% of such percentage ownership (including constructive ownership) immediately before the redemption; and (iii) the U.S. Holder must own (including constructive ownership), immediately after the redemption, less than 50% of the total combined voting power of all classes of stock of Goldenbridge entitled to vote. There will be a complete termination of a U.S. Holder’s interest if either (i) all of the shares of the GBRG Ordinary Shares actually and constructively owned by the U.S. Holder are redeemed or (ii) all of the shares of the GBRG Ordinary Shares actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. Holder does not constructively own any other GBRG Ordinary Shares. The redemption of the GBRG Ordinary Shares will not be essentially equivalent to a dividend if a U.S. Holder’s conversion results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in Goldenbridge. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in Goldenbridge will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences of a redemption.

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If none of the foregoing tests is satisfied, then the redemption will be treated as a corporate distribution. After the application of those rules regarding corporate distributions, any remaining tax basis of the U.S. Holder in the redeemed ordinary shares will be added to the U.S. Holder’s adjusted tax basis in its remaining GBRG Ordinary Shares, or, if it has none, to the U.S. Holder’s adjusted tax basis in its GBRG Warrants or possibly in other GBRG Ordinary Shares constructively owned by it. Shareholders who hold different blocks of GBRG Ordinary Shares (generally, shares of Goldenbridge purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

Because the Reincorporation Merger will occur prior to the redemption of U.S. Holders that exercise redemption rights with respect to GBRG Ordinary Shares, U.S. Holders exercising such redemption rights, will be subject to the potential tax consequences of Section 367(a) of the Code and the tax rules relating to PFICs as a result of the Reincorporation Merger (as discussed further above).

All U.S. Holders are urged to consult their tax advisors as to the tax consequences to them of a redemption of all or a portion of their GBRG Ordinary Shares pursuant to an exercise of redemption rights.

Passive Foreign Investment Company Status

Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if Goldenbridge, PubCo, or any of its subsidiaries, is treated as a PFIC for any taxable year during which the U.S. Holder holds Goldenbridge securities or, after the Business Combination, PubCo securities. A non-U.S. corporation will be classified as a PFIC for any taxable year (a) if at least 75% of its gross income consists of passive income, such as dividends, interest, rents and royalties (except for rents and royalties earned in the active conduct of a trade or business), and gains on the disposition of property that produces such income, or (b) if at least 50% of the average value of its assets (determined on the basis of a quarterly average) is attributable to assets that produce, or are held for the production of, passive income (including for this purpose its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the interest, by value).

Because the classification of a non-U.S. corporation as a PFIC is a factual determination made annually after the close of each taxable year, Goldenbridge has not provided assurance that it was not a PFIC for its 2021 taxable year or for any prior year. If (a) Goldenbridge has been a PFIC for any taxable year during the holding period of a U.S. Holder (and a U.S. Holder of Goldenbridge securities has not made certain elections with respect to its Goldenbridge securities), and (b) PubCo is not a PFIC in the taxable year of the Business Combination and the Reincorporation Merger does not qualify as a “reorganization” under Section 368 of the Code, such U.S. Holder would likely recognize gain (but not loss if the Reincorporation Merger qualifies as a “reorganization”) upon the exchange of Goldenbridge securities for PubCo securities pursuant to the Reincorporation Merger. The gain (or loss) would be computed as described above under “— Consequences if the Reincorporation Merger Does Not Qualify as a Reorganization.” Any such gain recognized by such U.S. Holder on the exchange of Goldenbridge securities for PubCo securities would be allocated ratably over the U.S. Holder’s holding period for the Goldenbridge securities. Such amounts allocated for the current taxable year and any taxable year prior to the first taxable year in which Goldenbridge was a PFIC would be treated as ordinary income, and not as capital gain, in the U.S. Holder’s taxable year, and such amounts allocated to each other taxable year beginning with the year that Goldenbridge became a PFIC would be taxed at the highest tax rate in effect for each year to which the gain was allocated, together with a special interest charge on the tax attributable to each such year.

Whether PubCo or any of its subsidiaries is treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty. Among other factors, fluctuations in the market price of PubCo Ordinary Shares and how, and how quickly, PubCo uses liquid assets and cash may influence whether PubCo or any of its subsidiaries is treated as PFIC. Accordingly, we are unable to determine whether PubCo or any of its subsidiaries will be treated as a PFIC for the taxable year of the Business Combination or for future taxable years, and there can be no assurance that PubCo or any of its subsidiaries will not be treated as a PFIC for any taxable year. Moreover, PubCo does not expect to provide a PFIC annual information statement for 2022 or going forward. If PubCo were characterized as a PFIC for any taxable year, U.S. Holders of PubCo securities would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of PubCo securities treated as ordinary income rather than capital gains, and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the PubCo securities. U.S. Holders would also be subject to annual information reporting requirements. In addition, if PubCo were a PFIC in a taxable year in which PubCo paid a dividend or the prior taxable year, such dividends would not be eligible to be taxed at the reduced rates applicable to qualified dividend income (as discussed above). Certain elections (including a mark-to-market election) may be available to U.S. Holders to mitigate some of the adverse tax consequences resulting from PFIC treatment.

U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to the exchange of Goldenbridge securities for the consideration pursuant to the Business Combination and, after the Business Combination, their ownership of the PubCo securities.

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Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends received by U.S. Holders of PubCo Ordinary Shares (including constructive dividends), and the proceeds received on the disposition of PubCo Ordinary Shares and PubCo Warrants effected within the United States (and, in certain cases, outside the United States), in each case, other than U.S. Holders that are exempt recipients (such as corporations). Information reporting requirements will also apply to redemptions from U.S. Holders of GBRG Ordinary Shares. Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent or the U.S. Holder’s broker) or is otherwise subject to backup withholding.

Certain U.S. Holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar threshold are required to report information to the IRS relating to PubCo securities, subject to certain exceptions (including an exception for PubCo securities held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return, for each year in which they hold PubCo securities. In addition to these requirements, U.S. Holders may be required to annually file FinCEN Report 114 (Report of Foreign Bank and Financial Accounts) with the U.S. Department of Treasury. U.S. Holders should consult their own tax advisors regarding information reporting requirements relating to their ownership of PubCo securities.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

Required Vote

Approval of the Reincorporation Merger Proposal requires the affirmative vote of the holders of a majority of the issued and outstanding GBRG Ordinary Shares as of the record date present in person by virtual attendance or represented by proxy at the Extraordinary General Meeting and entitled to vote thereon. Adoption of the Reincorporation Merger Proposal is conditioned upon the adoption of the Acquisition Merger Proposal. It is important for you to note that in the event that either of the Reincorporation Merger Proposal or the Acquisition Merger Proposal is not approved, then Goldenbridge will not consummate the Business Combination.

Recommendation of Goldenbridge’s Board of Directors

After careful consideration, the Goldenbridge board of directors determined that the Reincorporation Merger forming part of the Business Combination with SunCar is in the best interests of Goldenbridge and its shareholders. On the basis of the foregoing, the Goldenbridge board of directors has approved and declared advisable the Business Combination with SunCar and unanimously recommends that you vote or give instructions to vote “FOR” adoption of the Reincorporation Merger Proposal.

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PROPOSAL NO. 2
THE ACQUISITION MERGER PROPOSAL

The discussion in this proxy statement/prospectus of the Business Combination and the principal terms of the Merger Agreement, is subject to, and is qualified in its entirety by reference to, the Merger Agreement. The full text of the Merger Agreement and the Plan of Merger is attached hereto as Annex A, which is incorporated by reference herein.

General Description of the Acquisition Merger

Acquisition Merger with SunCar; Acquisition Merger Consideration

Immediately after the Reincorporation Merger, Merger Sub, a Cayman Islands exempted company and wholly-owned subsidiary of PubCo, will be merged with and into SunCar, resulting in SunCar being a wholly-owned subsidiary of PubCo.

The aggregate consideration for the Acquisition Merger is $800,000,000, payable in the form of 80,000,000 newly issued PubCo Ordinary Shares (the “Closing Payment Shares”) valued at $10.00 per share to SunCar and its shareholders. At the closing of the Acquisition Merger, the issued and outstanding shares in SunCar held by the former SunCar shareholders will be cancelled and cease to exist, in exchange for the issuance of an aggregate of 30,371,434.76 PubCo Class A Ordinary Shares and 49,628,565.24 PubCo Class B Ordinary Shares, of which 1,000,000 PubCo Ordinary Shares are to be issued and held in escrow to satisfy any indemnification obligations of the former SunCar shareholders. In addition to the Closing Payment Shares, Mr. Zaichang Ye, the Chief Executive Officer of SunCar may be entitled to receive earn-out shares as follows: (i) 1,600,000 Purchaser Class A Ordinary Shares if SunCar’s revenue equals or exceeds US$258,000,000 for the fiscal year ending December 31, 2022, as reflected on the audited consolidated financial statements of SunCar as of and for the fiscal year ended December 31, 2022; (ii) 1,600,000 Purchaser Class A Ordinary Shares if SunCar’s revenue equals or exceeds US$352,000,000 for the fiscal year ending December 31, 2023, as reflected on the audited consolidated financial statements of SunCar as of and for the fiscal year ended December 31, 2023; and (iii) 1,600,000 Purchaser Class A Ordinary Shares if SunCar’s revenue equals or exceeds US$459,000,000 for the fiscal year ending December 31, 2024, as reflected on the audited consolidated financial statements of SunCar as of and for the fiscal year ended December 31, 2024. At the closing of the Acquisition Merger, the one fully paid share in Merger Sub held by PubCo will become one fully paid share in the surviving corporation, so that SunCar will become a wholly owned subsidiary of PubCo.

Upon the closing of the Business Combination, PubCo board of directors will consist of five (5) directors, four (4) of whom will be designated by SunCar shareholders and a majority of whom will be “independent” under Nasdaq’s listing standards. See section titled “PubCo’s Directors and Executive Officers after the Business Combination” for additional information.

Under the Merger Agreement, commencing from the closing of the transactions, certain SunCar shareholders shall be entitled to (i) make a written demand for registration under the Securities Act of all or part of their shares, with one minority shareholder, KMBP Holdings Limited, having the right to demand up to three registration statements covering some or all of its shares; and (ii) “piggy-back” registration rights with respect to registration statements filed following the consummation of the Business Combination.

According to the Memorandum and Articles of Association of PubCo, the authorized share capital of the post-closing company is $50,000 divided into 500,000,000 ordinary shares of par value of $0.0001 each, comprising (a) 400,000,000 PubCo Class A Ordinary Shares of par value of US$0.0001 each and (b) 100,000,000 PubCo Class B Ordinary Shares of par value of $0.0001 each. After the consummation of the Business Combination, PubCo will be a “foreign private issuer” under the U.S. securities laws and the rules of Nasdaq. For more information about foreign private issuer status, please see the sections titled “PubCo’s Directors and Executive Officers After the Business Combination — Foreign Private Issuer Status.”

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After the Business Combination, assuming (i) there are no redemptions of our shares, and (ii) there is no exercise of the PubCo Warrants, Goldenbridge’s current public shareholders will own approximately 8.8% of the issued share capital of PubCo, Goldenbridge’s current directors, officers and affiliates will own approximately 0.4% of the issued share capital of PubCo, and SunCar shareholders will own approximately 89.8% of the issued share capital of PubCo.

Assuming the Reincorporation Merger Proposal, the Acquisition Merger Proposal and the Pre-Merger Charter Amendment Proposal are approved, Goldenbridge expects to close the Business Combination by [●].

Representations and Warranties

SunCar and its Principal Shareholders make certain representations and warranties (with certain exceptions set forth in the disclosure schedule to the Merger Agreement) relating to, among other things: (a) proper corporate organization of SunCar and its subsidiaries and similar corporate matters; (b) authorization, execution, delivery and enforceability of the Merger Agreement and other transaction documents; (c) neither the execution, delivery nor performance of the Merger Agreement need any consent, approval, license or other action of any government authority; (d) absence of conflicts; (e) capital structure; (f) accuracy of charter documents and corporate records; (g) required consents and approvals; (h) financial information; (i) absence of certain changes or events; (j) title to assets and properties; (k) material contracts; (l) ownership of real property; (m) licenses and permits; (n) compliance with laws, including those relating to foreign corrupt practices and money laundering; (o) ownership of intellectual property; (p) customers and suppliers; (q) employment and labor matters; (r) taxes matters; (s) environmental matters; (t) brokers and finders; (u) that SunCar is not an investment company; (v) no action pending or threatened against SunCar; and (w) other customary representations and warranties.

Goldenbridge, PubCo and Merger Sub (collectively, the “Purchaser Parties”) make certain representations and warranties relating to, among other things: (a) proper corporate organization and similar corporate matters; (b) authorization, execution, delivery and enforceability of the Merger Agreement and other transaction documents; (c) no governmental authorization required; litigation; (d) non-contravention; (e) brokers and finders; (f) capital structure; (g) validity of share issuance; (h) minimum trust fund amount; (i) validity of Nasdaq Stock Market listing; (j) SEC filing requirements and financial statements; (k) litigation; (l) compliance with laws; (m) material contracts; (n) that Goldenbridge is not an investment company; and (o) other customary representations and warranties.

Conduct Prior to Closing; Covenants

Each of SunCar and Goldenbridge has agreed to, and cause its subsidiaries to, operate the business in the ordinary course, consistent with past practices, prior to the closing of the transactions (with certain exceptions) and not to take certain specified actions without the prior written consent of the other party. SunCar and Goldenbridge have also agreed to customary “no shop” obligations.

The Merger Agreement also contains covenants providing for:

●	SunCar purchasing up to an aggregate of 400,000 of the insider shares held by the initial shareholders (as defined in the final prospectus of Goldenbridge as of March 1, 2021) at a price of $10.00 per share at the closing of the Business Combination;

●	SunCar’ obtaining the rights to appoint a majority of the members of the board of SunCar Technology Group Inc.;

●	Directors’ and officers’ indemnification and insurance;

●	Each party providing access to their books and records and providing information relating to their respective business to the other party, its legal counsel and other representatives;

●	SunCar delivering the financial statements required by Goldenbridge to make applicable filings with the SEC; and

●	Cooperation in making certain filings with the SEC.

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Conditions to Closing

General Conditions

Consummation of the Merger Agreement and the transactions contemplated thereby is conditioned on, among other things: (i) the absence of any order or provisions of any applicable law making the transactions illegal or otherwise preventing the transactions; (ii) there shall not be any action brought by a third party that is not an affiliate of the parties thereto to enjoin or otherwise restrict the consummation of the closing; (iii) there shall not be any action brought by a third party that is not an affiliate of the parties thereto to enjoin or otherwise restrict the consummation of the closing; (iv) the SEC shall have declared the registration statement on Form F-4, of which this proxy statement/prospectus forms a part, effective; (v) no stop order suspending the effectiveness of the registration Statement on Form F-4 or any part thereof shall have been issued; and (vi) each of the Additional Agreements (as defined in the Merger Agreement) shall have been entered into and the same shall be in full force and effect; provided that the non-execution of the Lock-up Agreements by (a) shareholders who are not the Key Personnel nor Controlled by the Key Personnel and (b) grantees of SunCar options that are vested as of the closing, collectively holding no more than 5% of share capital in SunCar (on a fully-diluted basis) immediately prior to the closing shall not affect the closing or occurrence of the closing.

SunCar’s Conditions to Closing

The obligations of SunCar to consummate the transactions contemplated by the Merger Agreement, in addition to the conditions described above, are conditioned upon each of the following, among other things:

●	Purchaser Parties complying with all of their obligations under the Merger Agreement in all material respects;

●	subject to applicable materiality qualifiers, the representations and warranties of Purchaser Parties being true on and as of the closing date of the transactions and Purchaser Parties complying with all required covenants in the Merger Agreement;

●	Purchaser Parties complying with the applicable reporting requirements under the Securities Act and Exchange Act;

●	there having been no material adverse effect to Purchaser Parties; and

●	Purchaser shall remain listed on Nasdaq and the additional listing application for the Closing Payment Shares shall have been approved by Nasdaq.

Purchaser Parties’ Conditions to Closing

The obligations of Purchaser Parties to consummate the transactions contemplated by the Merger Agreement, in addition to the conditions described above in the first paragraph of this section, are conditioned upon each of the following, among other things:

●	SunCar and its subsidiaries complying with all of the obligations under the Merger Agreement in all material respects;

●	subject to applicable materiality qualifiers, the representations and warranties of SunCar and its subsidiaries being true on and as of the closing date of the transactions and SunCar and its subsidiaries complying with all required covenants in the Merger Agreement;

●	all necessary governmental approvals have been received in form and substance reasonably satisfactory;

●	there having been no material adverse effect to SunCar’s business; and

●	Goldenbridge receiving legal opinions from SunCar’s counsels in the PRC and Cayman Islands.

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Indemnification

Until the six (6) month anniversary from and after the closing date, the Principal Shareholders of SunCar agreed to indemnify PubCo from any losses incurred or sustained by PubCo arising from any breach, inaccuracy or nonfulfillment of any of the representations, warranties and covenants of SunCar contained in the Merger Agreement. The indemnification applies only to amounts (in aggregate) in excess of $1,000,000, and the indemnification obligations are capped at the value of the shares that are being held in escrow. Such indemnification can only be satisfied with the cancellation of PubCo Ordinary Shares.

Termination

The Merger Agreement may be terminated and/or abandoned at any time prior to the closing, whether before or after approval of the proposals being presented to Goldenbridge shareholders, by:

●	Goldenbridge, if SunCar has materially breached any representation, warranty, agreement or covenant contained in the Merger Agreement or in any Additional Agreement to be performed on or prior to the closing date, or the Agreement or the transactions contemplated thereby fail to be authorized or approved by the shareholders of SunCar, and such breach shall not be cured within fifteen (15) days following receipt by SunCar of a notice describing in reasonable detail the nature of such breach. Goldenbridge will be entitled to a break-up fee of $2,000,000 promptly after such termination, in absence of the factors set forth under the third point regarding force majeure below; or

●	SunCar, if Goldenbridge has materially breached any representation, warranty, agreement or covenant contained in the Merger Agreement or in any Additional Agreement to be performed on or prior to the closing date and such breach has not been cured within fifteen (15) days following the receipt by Goldenbridge a notice describing such breach, and SunCar will be entitled to a break-up fee of $2,000,000 promptly after such termination, in absence of the factors set forth under the third point regarding force majeure below.

●	For the avoidance of doubt, in the event of a force majeure such as the SEC holding the clearance of the Form F-4 for more than six months from the filing of such Registration Statement or the SEC’s proposed rules amendment on Special Purpose Acquisition Companies dated March 30, 2022 (Release No., 33-11048; IC-34549) becomes effective, such break-up fees will not apply.

In addition to the Merger Agreement, the following agreements have been or will be entered into in connection with the closing of the business combination.

Shareholder Support Agreements

Concurrently with the execution of the Merger Agreement, certain of SunCar’s officers, directors, founders and holders who collectively own approximately 87.86% of SunCar’s voting stock entered into support agreements, pursuant to which each such holder agreed to vote in favor of the Business Combination, subject to the terms of such shareholder support agreements.

Insider Share Purchase Agreement

In connection with the closing of the Business Combination, Goldenbridge, SunCar and the initial shareholders of Goldenbridge will enter into an Insider Share Purchase Agreement whereby SunCar will buy up to an aggregate of 400,000 of Goldenbridge’s ordinary shares held by the initial shareholders at a price of $10.00 per share for up to an aggregate purchase price of $4,000,000. The form of Insider Share Purchase Agreement that was attached as an exhibit to the Merger Agreement is attached to this proxy statement/prospectus as Exhibit E.

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Escrow Agreement

In connection with the closing of the Business Combination, PubCo, Ye Zaichang as the representative of SunCar’s principal shareholders, and an escrow agent will enter into an Escrow Agreement, pursuant to which SunCar shareholders will deposit 1,000,000 of their Purchaser Ordinary Shares to be held in escrow to secure the indemnification obligations as contemplated by the Merger Agreement. The form of Escrow Agreement that was attached as an exhibit to the Merger Agreement is attached to this proxy statement/prospectus as Annex C .

Lock-Up Agreements

In connection with the closing of the Business Combination, PubCo will enter into a lock-up Agreement with certain SunCar shareholders which provide that such SunCar shareholders will not, within twelve (12) months from the closing of the Business Combination, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the shares issued in connection with the Acquisition Merger, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such shares, whether any of these transactions are to be settled by delivery of any such shares, in cash, or otherwise. The form of the lock-up agreement that was attached as an exhibit to the Merger Agreement is attached to this proxy statement/prospectus as Annex F.

Registration Rights Agreements

In connection with the closing of the transactions, PubCo and certain SunCar shareholders will enter into a registration rights agreement to provide for the registration of the Purchaser Class A Ordinary Shares received by them in the Acquisition Merger and the Reincorporation Merger. Each of such SunCar shareholders will be entitled to (i) make a written demand for registration under the Securities Act of all or part of their closing payment shares, with one minority shareholder, KMBP Holdings Limited, having the right to demand up to three registration statements covering some or all of its shares; and (ii) “piggy-back” registration rights with respect to registration statements filed following the consummation of the Business Combination.

Interests of Certain Persons in the Business Combination

When you consider the recommendation of Goldenbridge board of directors in favor of adoption of the Acquisition Merger Proposal and the other Proposals, you should keep in mind that Goldenbridge’s directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a shareholder, including the following:

●	If an initial business combination is not completed by December 4, 2022, whether with SunCar or with any other entity, Goldenbridge will be required to liquidate. In such event, 1,437,500 GBRG Ordinary Shares held by Goldenbridge’s initial shareholders, which were acquired prior to the IPO for an aggregate purchase price of $25,000, will be worthless. Such GBRG Ordinary Shares had an aggregate market value of approximately $[●] million based on the closing price of GBRG Ordinary Shares of $[●] per share on The Nasdaq Capital Market as of [●] , 2022. Specifically, up to of 400,000 GBRG Ordinary Shares held by the Goldenbridge’s initial shareholders that SunCar agree to purchase pursuant to the Insider Share Purchase Agreement in connection with the closing of the Business Combination, at a price of $10.00 per share for up to an aggregate purchase price of $4,000,000, will be worthless. The Sponsor, Goldenbridge’s officers and directors waived their redemption rights and liquidation rights in connection with the purchase of the founder’s shares and no other consideration was paid for such agreement.

●	If an initial business combination is not completed by December 4, 2022, whether with SunCar or with any other entity, Goldenbridge will be required to liquidate. In such event, 470,583 GBRG Ordinary Shares held by the Sponsor, which were acquired prior to the IPO as insider shares, and ordinary shares, warrants and the rights included as part of the 350,000 Private Units purchased by the Sponsor for a total purchase price of $3,500,000, will be worthless. Such ordinary shares had an aggregate market value of approximately $[●] based on the closing price of GBRG Ordinary Shares of $[●] per on Nasdaq as of [●], 2022, such warrants had an aggregate market value of approximately $[•] based on the closing price of GBRG Warrants of $[*] on Nasdaq as of [●], such rights had an aggregate market value of approximately $[●] based on the closing price of GBRG Rights of $[●] on Nasdaq as of [*], 2022, such private units had an aggregate market value of approximately $[●] based on the closing price of GBRG Units of $[●] on Nasdaq as of [●]. The Sponsor, Goldenbridge’s officers and directors and their affiliates waived their redemption rights and liquidation rights in connection with the purchase of the insider shares and no other consideration was paid for such agreement.

●	The exercise of Goldenbridge’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in our shareholders’ best interest.

●	In order to extend Goldenbridge’s time to complete a business combination by up to an additional nine months as provided in its Existing Charter, Goldenbridge’s Sponsor or our directors and officers or their designees must deposit $575,000 into the trust account for each three-month extension. If the Business Combination is consummated by the extended deadlines, the amount deposited in the trust account will be repaid. However, if the Business Combination is not consummated by the extended deadline, the amount deposited will not be repaid unless there are funds available outside the trust account to do so and will be included in the liquidation distribution to Goldenbridge’s shareholders.

●	Cross Wealth Investment Holding Limited, which is owned by Jining Li, a member of Goldenbridge’s Board of Directors, will be liable under certain circumstances described herein to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Goldenbridge for services rendered or contracted for or products sold to Goldenbridge. If Goldenbridge consummates a business combination, on the other hand, PubCo will be liable for all such claims.

●	The Sponsor and Goldenbridge’s officers and directors and their affiliates are entitled to reimbursement of reasonable out-of-pocket expenses incurred by them in connection with certain activities on Goldenbridge’s behalf, such as identifying and investigating possible business targets and business combinations. However, if the proposed Business Combination is not completed by December 4, 2022, they will not have any claim against the trust account for reimbursement. Accordingly, Goldenbridge may not be able to reimburse these expenses, and the Sponsor and Goldenbridge’s officers and directors and their affiliates will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceeded the amount of its working capital if the Business Combination or another business combination is not completed within the allotted time period. As of the date of this proxy statement/prospectus, the Sponsor and Goldenbridge’s officers and directors and their affiliates have not had any unpaid reimbursable expenses.

●

If the Business Combination with SunCar is completed, SunCar’s shareholders will designate four (4) members of the board of directors of the post-Business Combination company. It is currently contemplated that Yongsheng Liu, who is currently a director of Goldenbridge, will continue to be a director of PubCo after the closing of the Business Combination (assuming that the Acquisition Proposal is approved as described in this proxy statement/prospectus). As such, in the future, he will receive any cash fees, stock options or stock awards that PubCo’s board of directors determines to pay to its non-executive directors.

●

The Merger Agreement provides for the continued indemnification of Goldenbridge’s current directors and officers and the continuation of directors and officers liability insurance covering Goldenbridge’s current directors and officers.

●

Pursuant to the Merger Agreement, Goldenbridge, SunCar, and the initial shareholders of Goldenbridge will enter into an insider share purchase agreement in connection with the Business Combination whereby SunCar will agree to buy up to an aggregate of 400,000 GBRG Ordinary Shares, 300,000 GBRG Ordinary Shares, or 200,000 GBRG Ordinary Shares held by the Goldenbridge’s initial shareholders, at a price of $10.00 per share, for up to an aggregate purchase price of $4,000,000, $3,000,000, or $2,000,000, respectively, in the event Goldenbridge has at least $40,000,000 in cash immediately after the Closing (netting off all the liabilities, costs and expenses owed by Goldenbridge at the Closing), at least $30,000,000 but less than $40,000,000 in cash immediately after the Closing, or no more than $30,000,000 in cash immediately after the Closing, respectively.

●

Goldenbridge’s officers and directors may make loans from time to time to Goldenbridge to fund certain capital requirements. As of the date of this proxy statement/prospectus, no such loans have been made, but loans may be made after the date of this proxy statement/prospectus. If the Business Combination is not consummated, the loans will not be repaid and will be forgiven except to the extent there are funds available to Goldenbridge outside of the trust account.

●	The Sponsor and its affiliates will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate. The Sponsor and its affiliates will own [●] shares, representing [●]% ownership interest in SunCar resulting from the completion of the Business Combination. Such ordinary shares had an aggregate market value of approximately $[●] based on the closing price of GBRG Ordinary Shares of $[●] on Nasdaq as of [●], 2022.

●

The Sponsor and its affiliates can earn a positive rate of return on their investment, even if other Goldenbridge shareholders experience a negative rate of return in the combined company following the Business Combination. For example, if the share price of the ordinary shares declined to $5.00 per share after the close of the business combination, Goldenbridge’s public shareholders that purchased shares in the initial public offering would have a loss of $5.00 per share, while Goldenbridge’s Sponsor would have a gain of $4.98 per share because it acquired the founder shares for a nominal amount.

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Redemption Rights

Pursuant to Goldenbridge’s Existing Charter, Goldenbridge’s public shareholders may demand to have their shares redeemed for cash at the applicable redemption price per share equal to the quotient obtained by dividing (i) the aggregate amount on deposit in the trust account as of two business days prior to the consummation of the Business Combination, including interest (net of taxes payable), by (ii) the total number of then-outstanding public shares. As of [●], this would have amounted to approximately $[●] per share.

You will be entitled to receive cash for any public shares to be redeemed only if you:

(i)	(x) hold public GBRG Ordinary Shares or (y) hold public GBRG Ordinary Shares through GBRG Units and you elect to separate your GBRG Units into the underlying public GBRG Ordinary Shares, public GBRG Rights and public GBRG Warrants prior to exercising your redemption rights with respect to the public GBRG Ordinary Shares; and

(ii)	prior to 5:00 p.m., Eastern Time, on [●], which is two business days before Extraordinary General Meeting, (a) submit a written request to the transfer agent that Goldenbridge redeem your public shares for cash; and (b) deliver your public shares to the transfer agent, physically or electronically through DTC.

Holders of outstanding GBRG Units must separate the underlying GBRG Ordinary Shares, GBRG Warrants and GBRG Rights prior to exercising redemption rights with respect to the GBRG Ordinary Shares. If GBRG Units are registered in a holder’s own name, the holder must deliver the certificate for its GBRG Units to the transfer agent with written instructions to separate the GBRG Units into their individual component parts. This must be completed far enough in advance to permit the mailing of the certificates back to the holder so that the holder may then exercise his, her or its redemption rights upon the separation of the GBRG Ordinary Shares from the GBRG Units.

If a broker, dealer, commercial bank, trust company or other nominee holds GBRG Units for an individual or entity (such individual or entity, the “beneficial owner”), the beneficial owner must instruct such nominee to separate the beneficial owner’s GBRG Units into their individual component parts. The beneficial owner’s nominee must send written instructions by facsimile to the transfer agent. Such written instructions must include the number of GBRG Units to be separated and the nominee holding such GBRG Units. The beneficial owner’s nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant GBRG Units and a deposit of an equal number of GBRG Ordinary Shares, GBRG Warrants and GBRG Rights. This must be completed far enough in advance to permit the nominee to exercise the beneficial owner’s redemption rights upon the separation of the GBRG Ordinary Shares from the GBRG Units. While this is typically done electronically the same business day, beneficial owners should allow at least one full business day to accomplish the separation. If beneficial owners fail to cause their GBRG Ordinary Shares to be separated in a timely manner, they will likely not be able to exercise their redemption rights.

Any request for redemption, once made, may be withdrawn at any time up to two business days immediately preceding the Extraordinary General Meeting. Furthermore, if a shareholder delivered his certificate for redemption and subsequently decided prior to the date immediately preceding the Extraordinary General Meeting not to elect redemption, he may simply request that the transfer agent return the certificate (physically or electronically).

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If a holder exercises its redemption rights, then such holder will be exchanging its public shares for cash and will no longer own shares of the post-Business Combination company. Such a holder will be entitled to receive cash for its public shares only if it properly demands redemption and delivers its shares (either physically or electronically) to our Transfer Agent in accordance with the procedures described herein. Please see the section titled “The Extraordinary General Meeting — Redemption Rights” for the procedures to be followed if you wish to redeem your public shares for cash.

A redemption payment will only be made in the event that the proposed Business Combination is consummated. If the proposed Business Combination is not completed for any reason, then public shareholders who exercised their redemption rights would not be entitled to receive the redemption payment. In such case, Goldenbridge will promptly return the share certificates to the public shareholder.

Appraisal Rights

Appraisal rights are not available to holders of Goldenbridge ordinary shares in connection with the proposed Business Combination under British Virgin Islands law.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a reverse merger in accordance with U.S. GAAP. Under this method of accounting, Goldenbridge will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the holders of SunCar expecting to have a majority of the voting power of the post-combination company, SunCar senior management comprising all of the senior management of the post-combination company, the relative size of SunCar compared to Goldenbridge, and SunCar operations comprising the ongoing operations of the post-combination company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of SunCar issuing stock for the net assets of Goldenbridge, accompanied by a recapitalization. The net assets of Goldenbridge will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of SunCar.

Regulatory Approvals

The Reincorporation Merger, the Acquisition Merger and the other transactions contemplated by the Merger Agreement are not subject to any additional U.S. federal or state regulatory requirements or approvals, or any regulatory requirements or approvals under the laws of the Cayman Islands and the British Virgin Islands, except for the registration by the Registrar of Companies in the Cayman Islands and the Registrar of Corporate Affairs in the British Virgin Islands of the plans of merger, respectively.

We have been closely monitoring regulatory developments in China regarding (i) greater oversight by the CAC over cyber security, data security and data privacy, and (ii) any necessary approvals from the CSRC, the CAC, or other PRC regulatory authorities required for overseas listings, including the Business Combination. SunCar’s PRC legal advisor has advised SunCar that, based on its understanding of the current PRC laws and regulations, as of the date of this proxy statement/prospectus, none of SunCar, any of the SunCar’s subsidiaries or the PubCo received from the CAC, CSRC or other PRC governmental authorities any inquiry, notice, warning or sanctions on or requirement on obtaining any regulatory approval for this Business Combination and the listing and trading of the PubCo Ordinary Shares or PubCo Warrants on Nasdaq. However, SunCar’s PRC legal advisor has further advised SunCar there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offering and other capital markets activities. If it is determined in the future that the approval of the CSRC, the CAC or other PRC regulatory agencies were required for the Business Combination, SunCar may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. For risks relating to the oversight of the CAC, see “Risk Factors —Risks Related to SunCar’s Business and Industry — The amended Measures for Cyber Security Review could significantly impact the Business Combination and Listing, adversely affect SunCar’s business operation and financial results, and may even challenge SunCar and PubCo’s status as a publicly listed company in the United States.” For further details and for risks related to regulatory approvals on overseas listings, see “Risk Factors — Risks Related to Doing Business in China — The approval of the China Securities Regulatory Commission or other PRC regulatory agencies may be required in connection with the Business Combination under PRC law.”

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Background of the Business Combination

Goldenbridge Acquisition Limited (“GBRG”) is a British Virgin Islands business company incorporated as a blank check company for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. The proposed Business Combination was the result of an extensive search for potential transactions utilizing the network of GBRG’s management team and the board of directors and GBRG’s advisors.

On March 4, 2021, GBRG consummated its IPO of 5,000,000 GBRG Units at $10.00 per unit, generating gross proceeds of $50,000,000. Simultaneously with the IPO, GBRG also consummated the sale of 350,000 Private Units to its Sponsor generating total proceeds of $3,500,000. On March 11, 2021, in connection with the underwriters’ election to fully exercise their over-allotment option, GBRG consummated the sale of an additional 750,000 GBRG Units at $10.00 per unit resulting in additional gross proceeds of $7,500,000.

Prior to the consummation of the IPO, neither GBRG, nor anyone on its behalf, engaged in any substantive discussions, directly or indirectly, with any business combination target regarding a business combination with GBRG.

After the completion of the IPO, GBRG assessed and analyzed multiple prospective business combination targets and opportunities, based on strength of business model, management team and growth prospects, among other factors. Representatives of GBRG contacted, and were contacted by, a number of individuals and entities with respect to potential business combination opportunities.

On March 17, 2021, GBRG entered into a financial advisory agreement with Maxim, as amended on May 24, 2022, pursuant to which Maxim was engaged as GBRG’s exclusive advisor with respect to the identification and evaluation of potential business acquisition opportunities. In its capacity as GBRG’s financial advisor, Maxim’s role included contacting potential business targets; if requested, negotiating with such targets; organizing and supervising the exchange of due diligence material between the parties to such transaction through execution of non-disclosure agreements; assisting and advising GBRG’s legal counsel in the drafting of a letter of intent or term sheet, and if applicable purchase agreement, between GBRG and the applicable target, and providing general advisory services as otherwise agreed with GBRG. Since the engagement by GBRG, Maxim introduced five targets to GBRG. For its services under this financial advisor agreement, Maxim is entitled to receive and GBRG agreed to pay upon closing of the Business Combination a fee equal to 0.8% of the equity value, or market capitalization, of SunCar which is payable entirely in GBRG Ordinary Shares, and customary expense reimbursement up to $5,000 in the aggregate without prior approval. The GBRG Ordinary Shares payable as such a fee would have just the same rights as holders of GBRG Ordinary Shares in the Business Combination, although will be entitled to piggyback registration rights. Based on an implied value of $800 million for SunCar as provided in the Business Combination Agreement, the value of the fee payable in ordinary shares to Maxim would be approximately $6.40 million payable to Maxim or its designee in respect of the value of such ordinary shares, and therefore, assuming a per share price in the Business Combination of $10 per share, would be equal to approximately 640,000 GBRG Ordinary Shares (which would be exchanged in the Business Combination for such equivalent amount of PubCo Ordinary Shares). To GBRG’s knowledge, there is no conflict of interest arising from engaging Maxim in its capacity as GBRG’s financial advisor, except that by receiving GBRG Ordinary Shares as compensation in the Business Combination, which is exchanged for target stock in the business combination (in the form of PubCo Ordinary Shares), Maxim would have an interest in finding attractive candidates for a business combination whose stock would either maintain value or increase following the business combination and would have an interest in consummation of a business combination. Other than this fee (and reimbursement of out-of-pocket expenses of up to $5,000 without GBRG’s approval, as discussed above), Maxim is not eligible to earn any fees from GBRG in connection with introductions to GBRG of target companies for a business combination.

GBRG reviewed more than 30 candidates in different industries. GBRG evaluated, conducted preliminary due diligence based on publicly available information and other market research regarding, and engaged in various levels of discussions with, a number of different potential business combination targets. In connection with such evaluation, preliminary due diligence and discussions, GBRG entered into discussions or negotiations with representatives of more than 10 potential business combination targets, including SunCar. After reviewing and considering these opportunities, GBRG management determined that SunCar offered the most compelling business combination opportunity, and GBRG entered into the letter of intent with SunCar on May 5, 2022.

Alongside the outreach and pre-letter of intent discussions with SunCar, GBRG also met and conducted discussion with representatives of, and commenced preliminary due diligence on, several other potential target opportunities, major targets among which include: (i) a company focusing on designing multi-core processor integrated circuits that serve as the vision processor for smart phones; (ii) a driver and consumer platform similar to Uber, Lyft or DiDi; (iii) a thermal energy storage providers, offering professional service for clean heating, ventilation, and air conditioning; (iv) a new retail enabling, operational and integrated company focusing on the convenience store industry; (v) comprehensive leasing-based work solution company in China. GBRG ultimately determined to abandon each of such other potential target opportunities because (a) there were disagreements over the potential target’s valuation; (b) GBRG concluded that the target business would not be a suitable acquisition target for GBRG at that time; or (c) the target company decided to pursue an initial public offering or complete a business combination with a different special purpose acquisition company instead of completing a business combination with GBRG.

On April 26, 2022, representatives of Chain Stone Capital Limited (CTM) and Trans Asia Capital Management Ltd, SunCar’s financial advisors, reached out to representatives of GBRG’s expressing SunCar’s interest and intention to engage into a discussion with GBRG with a potential business combination transaction without specifying any proposed terms for such transaction. After the meeting, CTM prepared draft financial statement, market research, and investor presentation for SunCar.

CTM is acting as financial advisor to SunCar and mainly responsible for (i) coordinating all the parties and advisors and managing the transaction process; (ii) reviewing and researching SunCar’s financial reports, results of operations, competitive environment, and performance projections; (iii) providing consulting services related to financing for SunCar. For its work, CTM received $250,000 cash compensation upon SunCar signing a definitive agreement with GBRG, and will receive a further $300,000 in cash upon the completion of the de-SPAC transaction. Trans Asia Capital Management Ltd acted as a finder in seeking appropriate SPACs for SunCar’s de-SPAC transaction. For its work, Trans Asia will receive 160,000 Ordinary Shares to be issued by SunCar after the completion of the de-SPAC transaction.

On April 27, 2022, representatives of SunCar hosted a conference call with representatives of GBRG to discuss SunCar’s business and operations, including SunCar’s businesses in enterprise automotive after-sales services and online auto insurance intermediation service in China, and the competitive environment in which SunCar operates, including the auto insurance agency market and its government regulation in China, growth opportunities in the new energy vehicle (NEV) sector, and SunCar’s supplier and sales partner networks as SunCar’s key assets.

On April 29, 2022, representatives of GBRG and SunCar held a conference call . SunCar’s founder, Mr. Ye, shared his business plan for SunCar, including recent developments, financial status, and his expected valuation of SunCar. The CEO of GBRG, Mr. Liu, introduced the process relating to a de-SPAC transaction and the expected transaction time-line. Both parties were interested in a business combination and SunCar began providing due diligence materials to GBRG. On the same day, GBRG had an internal conference and analyzed SunCar’s financial and business information including reviewing the market research by Frost & Sullivan. GBRG researched U.S. public companies comparable with SunCar and GBRG concluded that SunCar was the most compelling business combination opportunity available to GBRG. Representatives of GBRG sent SunCar a draft letter of intent, which was provided as a framework for preliminary discussions regarding specific terms of a potential business combination transaction. The proposed letter of intent indicated, among other things: (i) pre-money enterprise value for SunCar of $1.0 billion; (ii) a deposit payment of $100,000 upon execution of the letter of intent; (iii) transaction costs and extension fees to be borne by SunCar; (iv) purchase of up to 400,000 founder shares by SunCar upon the closing of the business combination; (v) timeline to complete due diligence and execute a merger agreement; and (vi) one board seat to be appointed by GBRG after the business combination.

On April 30, 2022, representatives of SunCar hosted a conference call with representatives of GBRG discussing commercial and legal matters. During the call, SunCar was not willing to pay the deposit upfront because the risk of uncertainty during the negotiation of the Merger Agreement. GBRG and SunCar reached an agreement on the pre-money enterprise valuation of SunCar. GBRG proposed the pre-money enterprise value of SunCar to be $800 million with with an additional 1.6 million incentive share based on the achievement of certain performance targets. While SunCar indicated that based on its own valuation model, the pre-money enterprise value of SunCar was $1 billion, in the spirit of cooperation, SunCar agreed to GBRG’s valuation. In consideration of SunCar agreeing to the $800 million valuation, GBRG agreed to add earn-out shares. The earn-out milestones would be achieved if SunCar met the management team’s forecasts as of 2022, 2023 and 2024. The Chief Executive Officer of SunCar, Mr. Ye, is the controlling shareholder, the key person and manager of the company. Therefore, the earn-out shares were considered appropriate incentives for Mr. Ye. Other members of the management are expected to be granted equity pursuant to an equity incentive plan after closing of the business combination.

On April 30, 2022, representatives of GBRG provided representatives of SunCar with a revised draft of a letter of intent with respect to a potential business combination transaction. The revised draft of the letter of intent modified terms of the previous draft by proposing, among other things, (i) a pre-money enterprise value for SunCar of $800 million, (ii) payment of earn-out shares of, in the aggregate amount of 4.8 million ordinary shares (in three equal payments of 1.6 million ordinary shares each year for the chief executive officer of SunCar, issuable after the Business Combination, subject to certain performance targets; and (iii) removal of the proposed deposit payment.

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On May 1, 2022, representatives of SunCar requested an estimate of the total transaction costs of the Business Combination, and GBRG provided such information as requested.

On May 5, 2022, GBRG and SunCar agreed on, and executed, a letter of intent, which provided for, among other things, an exclusivity period of shorter of thirty days or until entering into a definitive merger agreement, which can be extended for an additional 30 days upon mutual agreement. Such executed letter of intent indicated, among other things, (i) a pre-money enterprise value for SunCar of $800 million, (ii) the transaction consideration to be paid in the form of shares of GBRG issued at the price of $10.00, (iii) a structure of the board of directors of the combined company comprising of four directors who would be designed by SunCar and one director who would be designated by the sponsor of GBRG, (iv) earn-out shares that the chief executive officer of SunCar may be entitle to, subject to certain revenue milestones; and (v) certain closing conditions for the consummation of the business combination transaction. On the same day, representatives of SunCar subsequently provided representatives of GBRG and its outside counsels with access to an online data room and certain other information for purposes of GBRG conducting a business, legal and financial due diligence review of SunCar.

From May 6, 2022 to May 11, 2022, representatives of GBRG and its outside counsels and advisors held a number of phone calls and working sessions with representatives of SunCar concerning due diligence.

On May 13, 2022, on behalf of GBRG, representatives of Loeb & Loeb LLP (“Loeb”), GBRG’s outside counsel, delivered to representatives of Pryor Cashman, LLP (“Pryor Cashman”), SunCar’s outside counsel, an initial draft of Merger Agreement with respect to the potential business combination transaction. Until May 22, 2022, Loeb & Loeb, GBRG’s outside counsels, and Pryor Cashman, Allbright Law Offices, SunCar’s outside counsels, on behalf of GBRG and SunCar, respectively, exchanged revised drafts of the Merger Agreement and the related ancillary agreements, and engaged in negotiations of such documents and agreements. Over the same period, representatives of GBRG and SunCar, together with, as applicable, their respective outside counsels, discussed through conference calls and came to agreement on various outstanding terms with respect to the potential business combination, including, among others, (i) closing conditions; (ii) transaction structure; (iii) financial statements; (iv) break-up fee arrangements; (v) registration rights; and (vi) representations, warranties and covenants to be provided by the parties under the Merger Agreement.

On May 23, 2022, GBRG’s board of directors unanimously determined that the form, terms and conditions of the Merger Agreement, including all exhibits and schedules attached thereto and the transactions contemplated therein (including the Business Combination), are in the best interests of GBRG, adopted and approved the Merger Agreement and the transactions contemplated therein, determined to recommend to GBRG’s shareholders that they approve and adopt the Merger Agreement and approve the Business Combination and the other proposals contemplated by the Board resolutions and determined that the foregoing be submitted for consideration by GBRG’s shareholders at the meeting. On the same day, the parties entered into the Merger Agreement and certain ancillary agreements.

On May 26, 2022, GBRG filed a Current Report on Form 8-K with a summary of certain key terms of the Business Combination and other ancillary agreements.

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Goldenbridge’s Board of Director’s Reasons for Approving the Business Combination

Engagement of Financial Advisor to Goldenbridge

GBRG retained CHFT Advisory and Appraisal Ltd (“CHFT”) to to provide the Board with an opinion regarding the valuation of SunCar in connection with the Business Combination. On May 23, 2022, CHFT delivered its opinion, dated May 23, 2022 (the “Opinion”), to the GBRG Board, that, as of the date of the Opinion, the discounted cash flow analyses resulted in an overall reference range of US$732 million to US$ 829 million and guideline public company analyses resulted in an overall reference range of US$631 million to US$ 812 million for purposes of valuing SunCar’s equity interest.

In selecting CHFT, GBRG Board considered, among other things, the fact that CHFT is a holistic capital market professional services firm, providing comprehensive advices in property and business valuation, real estate consultancy, ESG/sustainability, management, and financial strategies. The CHFT team has conducted over 300 valuation reports and worked with over 100 listed companies. CHFT is regularly engaged in the valuation and financial assessment of businesses and securities in connection with mergers and acquisitions, recapitalizations, spin-offs, restructurings, securities offerings in both private and public capital markets and valuations for corporate and other purposes.

CHFT will receive a fee upon the delivery of its opinion that was not contingent upon consummation of the Business Combination. CHFT will not receive any other significant payment or compensation contingent upon the successful consummation of the Business Combination. During the two year period prior to the date of CHFT’s opinion, no material relationship existed between CHFT or its affiliate or unaffiliated representatives and GBRG or any of its affiliates pursuant to which compensation was received by CHFT. CHFT may seek to provide valuation and consultancy services to the GBRG, or its respective affiliates in the future, for which CHFT would seek customary compensation. However, any such future relationship is not contemplated.

The full text of the Opinion is attached here to as Exhibit 99.9 to this proxy statement/prospectus and is incorporated into this document by reference. The summary of the Opinion set forth herein is qualified in its entirety by reference to the full text of the Opinion. Goldenbridge shareholders are urged to read the Opinion carefully and in its entirety for a discussion of the procedures followed, assumptions made, other matters considered and limits of the review undertaken by CHFT in connection with such Opinion.

For the summary of the Opinion, see the disclosure below under the heading “Valuation Analysis of CHFT as an Independent Professional Valuer to SunCar.”

GBRG Board’s Consideration of CHFT Valuation Opinion

GBRG management has substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, enabled them to make the necessary analyses and determinations regarding the Business Combination. GBRG Board also obtained the Opinion in connection with their evaluation of SunCar. The Opinion was provided for the information of, and directed to, the GBRG Board for its information and assistance in connection with its consideration of the financial terms of the Business Combination. GBRG’s Board has considered, among other factors, the information and opinions that were included in the Opinion, and believe that the Opinion supports the GBRG Board’s determination relating to the consideration being paid in the Business Combination.

GBRG Board reviewed the qualifications and experiences of CHFT team to assess the competency of CHFT. GBRG Board also reviewed the scope of services provided under the engagement of CHFT by the GBRG and noted that the scope of work is appropriate to the opinions given in the valuation report and there were no limitations on the scope of work. Thus. GBRG Board considered CHFT is qualified and possesses sufficient relevant experience in performing the valuation regarding the valuation of SunCar.

In addition, GBRG Board reviewed the suitability of the valuation method, the principal assumptions adopted by CHFT, including but not limited to discussion with CHFT to understand the steps and due diligence measures taken by the CHFT for conducting the valuation report.

GBRG’s Board believes that the methodology, assumptions adopted by CHFT were arrived at after due and careful consideration and the basis of the valuation is fair and reasonable.

Certain Prospective Operational and Financial Information

Neither GBRG nor SunCar as a matter of course makes public projections as to future sales, earnings, or other results. However, the management of SunCar prepared the prospective financial information set forth below (the “SunCar Management Projections”) to present to the GBRG Board in connection with its consideration of the potential Business Combination.

The SunCar Management Projections were not prepared with a view towards compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The SunCar Management Projections were prepared solely for internal use, and capital budgeting and other management purposes, and are subjective in many respects and therefore susceptible to varying interpretations and the need for periodic revision based on actual experience and business developments, and were not intended for third-party use, including by investors or equity or debt holders. The SunCar Management Projections are being provided here solely to disclose information that was provided to GBRG in the course of its evaluation of SunCar. In the view of SunCar’ management, the prospective financial information was prepared on a reasonable basis, reflected the best available estimates and judgments at the time, and presented, to the best of management’s knowledge and belief at the time, the expected course of action and the expected future financial performance of SunCar. However, projections are inherently uncertain and accordingly, actual results may differ materially from the projections. Readers of this proxy statement/prospectus, including investors and shareholders, are cautioned not to place undue reliance on this information.

The SunCar Management Projections were requested by, and disclosed to, GBRG for use as a component in its overall evaluation of SunCar. The GBRG Board considered and relied upon such SunCar Management Projections in determining the valuation for SunCar in the Business Combination. For further details about financial analysis undertaken by the GBRG Board and GBRG’s management in reliance upon the SunCar Management Projections, see “The GBRG Board’s Reasons for the Approval of the Business Combination”. Neither SunCar’ management nor any of its representatives has made or makes any representation to any person regarding the ultimate performance of SunCar compared to the information contained in the SunCar Management Projections, and none of them intends to or undertakes any obligation to update or otherwise revise the SunCar Management Projections to reflect circumstances existing after the SunCar Management Projections were finalized on July 8, 2022 or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the SunCar Management Projections are shown to be in error. Accordingly, they should not be looked upon as “guidance” of any sort. SunCar will not refer back to these forecasts in its future periodic reports filed under the Exchange Act.

The management of SunCar prepared the SunCar Management Projections in connection with its consideration of the potential Business Combination. The SunCar Management Projections are unaudited, based upon estimated results of SunCar management and do not include the impact of the accounting for the Business Combination or other impacts from the consummation of the Business Combination. The key elements of the SunCar Management Projections are summarized below.

	Fiscal Year Ending December 31,
(US$ in millions)	2022E	2023E	2024E	2025E	2026E
Automotive after-sales service	246.5	369.7	517.6	646.9	744.0
Insurance intermediation service	80.5	144.9	231.5	351.9	434.4
Technology service	11.8	44.8	87.2	139.5	150.8
Total Revenue	338.7	559.4	836.3	1,138.3	1,329.1
Year-on-Year Growth %	34.2%	65.1%	49.5%	36.1%	16.8%
Gross Profit	136.7	263.9	438.6	655.1	795.8
Gross Margin %	40.4%	47.2%	52.4%	57.5%	59.9%
EBITDA	27.7	71.5	135.9	209.6	277.8
EBITDA Margin %	8.2%	12.8%	16.2%	18.4%	20.9%
Depreciation and Amortization	-5.7	-7.8	-9.9	-6.3	-6.3
EBIT	22.0	63.8	126.0	203.3	271.5
EBIT Margin %	6.5%	11.4%	15.1%	17.9%	20.4%
Pretax Income	17.1	56.4	115.0	188.6	253.9
Income Tax	-2.8	-10.6	-22.7	-38.0	-51.2
Net Profit	14.3	45.8	92.4	150.6	202.7
Net Profit Margin %	4.2%	8.2%	11.0%	13.2%	15.2%

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The assumptions, estimates, and bases considered in the SunCar Management Projections included, but were not limited to, the following:

●	SunCar will continue to develop and maintain a stable relationship with its existing business partners and attract new business partners;
●	SunCar will be able to maintain and further enhance its client and end-consumer recognition and reputation and continue to expand its client base;
●	SunCar will continually facilitate diversified products and services to address their end consumers’ needs;
●	SunCar will continually execute its business growth strategy, including but not limited to, coordinating with insurance companies to design new insurance plans for new energy vehicles drivers and increasingly providing the management tech (SaaS) for small business partners;
●	SunCar will be able to generate adequate cash inflows from their operating activities or maintain adequate external financing to support its operation;
●	SunCar will be able to attract or retain the experienced management team and qualified personnel or find suitable or comparable replacements on a timely basis; and
●	Future legislative or regulatory changes would not have a material adverse effect on SunCar’s business, results of operations, and financial condition.

The SunCar Management Projections reflect the consistent application of the accounting policies of SunCar and should be read in conjunction with the accounting policies included in footnotes to the accompanying historical consolidated financial statements of SunCar included in this prospectus. There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the SunCar Management Projections. The inclusion of the SunCar Management Projections in this proxy statement should not be regarded as an indication that SunCar or its representatives considered or currently consider the projections to be a reliable prediction of future events, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on these projections.

The SunCar Management Projections are the responsibility of SunCar’ management. Neither SunCar’ independent auditors, nor any other independent accountants have examined, compiled, or otherwise performed procedures with respect to the accompanying prospective financial information presented herein and, accordingly, expresses no opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with the prospective financial information.

Discussion of SunCar Management Projections

SunCar’s revenue is mainly composed of three major business segments, namely insurance intermediation business (“Insure-tech Service”), automotive after-sales business (“Aftersales Marketplace Service”), and technology business (“SaaS & Technology Service”).

The insurance intermediation business revenue mainly consists of two parts. The first part of revenue is derived from the traditional auto insurance renewal business, which is calculated from the estimated number of automotive service supplier network and sales partners, average premium, and commission ratio. The second part of revenue is derived from the new energy vehicles (“NEVs”) insurance business, which is calculated from the estimated number of NEV brands to be cooperated, average premium, and commission ratio.

The revenue of automotive after-sales business is mainly derived from the estimated number of contracts with different types of customers, such as banking, insurance companies and other types of customers, and the average contract revenue.

The revenue of the technology business consists of two parts. The first part of revenue is derived from the use of auto insurance SaaS products, which is calculated from the number of online users, the subscription ratio, and the annual subscription fee. The second part revenue is derived from other technical service, determined by the projected number of service contract, subscription ratio, and unit price of technology contract.

Operating cost and expenses mainly consist of the estimated services fees to be paid to service providers and third parties, commission cost to be paid to promotion channels, selling expenses, administrative expenses as well as research and development expenses.

Valuation Analysis of CHFT as an Independent Professional Valuer to SunCar

In assessing the valuation of SunCar in connection with rendering its opinion, CHFT performed various valuation and financial analyses, including discounted cash flow analyses and guideline public company analyses.

Discounted Cash Flow Analyses

CHFT performed illustrative stand-alone discounted cash flow analyses of SunCar based on projected unlevered free cash flows for SunCar and an estimate of its terminal value at the end of the projection horizon. In performing its illustrative discounted cash flow analyses:

●	CHFT based its discounted cash flow analyses on the five-year SunCar Management Projections for SunCar as provided by SunCar’s senior management.

●	CHFT applied a discount rate of 12.5% to 13.5% based on CHFT’ estimate of SunCar’s weighted average cost of capital.

●	In calculating SunCar’s terminal value for purposes of its discounted cash flow analyses, CHFT used a golden growth model and adopted a 3% perpetuate growth rate.

●	CHFT’ illustrative discounted cash flow analyses resulted in an overall reference range of US$ 732 million to US$ 829 million for purposes of valuing SunCar’s 100% equity interest on a stand-alone intrinsic-value basis.

●	CHFT noted that the merger consideration was within the previously mentioned valuation reference range based on the illustrative discounted cash flow analyses.

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Guideline Public Company Analyses

Guideline public company method is a method within the market approach whereby market multiples are derived from market prices of stocks of companies that are engaged in the same or similar lines of business and that are actively traded on a free and open market.

CHFT reviewed and analyzed SunCar’s trading valuation metrics and historical and projected financial performance compared to such information for certain publicly traded companies in the insure-tech & aftersales marketplace and SaaS & technology industries that CHFT deemed relevant for purposes of its valuation analysis. CHFT selected publicly traded peer group companies based upon its views as to the comparability of the financial, operating and sector-specific characteristics of these companies to SunCar. CHFT selected a group of comparable companies listed on stock exchanges to provide a reasonable reference point. The following criteria were adopted to select the comparable companies:

(1) Primarily engaged in a similar business as SunCar. Each service segment contains comparable public companies with operating characteristics resemble to certain element of SunCar business. Two categories of comparable companies are involved in this valuation: (i) For Insure-tech Service and Aftersales Marketplace Service, CHFT selected companies that engage in the provision of auto insurance and provision of relevant services for the automotive aftermarket; and (ii) For SaaS &Technology Service, CHFT mainly selected SaaS companies, especially those companies that provide software solutions or insurance-related SaaS platforms.

(2) Has its primary listing in the United States. Given that SunCar is expected to be listed in the United States, CHFT mainly selected comparable companies which are listed on the NYSE or Nasdaq to reflect the pricing level of the same listed place as required by investors.

(3) Contains financial information that is both available and publicly disclosed. In order to calculate EV/2023E sales, the enterprise value (“EV”) of comparable companies should be publicly available and 2023E sales of comparable companies should have relevant forecasts provided by research analysts.

The following companies were used by CHFT for purposes of its valuation analysis and were selected:

Selected Peer Group Companies

Insure-tech & Aftersales Marketplace		SaaS & Technology
●	Progressive Corporation.	●	HubSpot, Inc.
●	Erie Indemnity Company.	●	CCC Intelligent Solutions Holdings Inc
●	LendingTree, Inc.	●	Duck Creek Technologies, Inc.
●	eHealth, Inc.	●	Guidewire Software, Inc.
●	Carvana Co.
●	XPEL, Inc.
●	Dorman Products, Inc.

CHFT calculated the following trading multiples for the selected peer group companies as of 31 December, 2021 based on consensus estimates that are derived from median data collected by research analysts, sourced from FactSet, and the publicly available financial filings:

Insure-tech & Aftersales Marketplace

Ticker	Company Name	EV (US$ in Millions)	2023E Sales (US$ in Millions)	EV/ 2023E Sales
PGR-US	Progressive Corporation.	65,299	55,644	1.2x
ERIE-US	Erie Indemnity Company.	8,809	2,860	3.1x
TREE-US	LendingTree, Inc.	2,103	1,368	1.5x
EHTH-US	eHealth, Inc.	865	661	1.3x
CVNA-US	Carvana Co.	25,224	21,632	1.2x
XPEL-US	XPEL, Inc.	1,914	397	4.8x
DORM-US	Dorman Products, Inc.	3,817	1,706	2.2x
Mean				2.2x
Median				1.5x

SaaS & Technology

Ticker	Company Name	EV (US$ in Millions)	2023E Sales (US$ in Millions)	EV/ 2023E Sales
HUBS-US	HubSpot, Inc.	31,481	1,301	15.1x
CCCS-US	CCC Intelligent Solutions Holdings Inc.	7,597	688	9.1x
DCT-US	Duck Creek Technologies, Inc.	3,877	260	11.3x
GWRE-US	Guidewire Software, Inc.	9,544	743	10.9x
Mean				11.6x
Median				11.1x

In performing its Guideline public company method:

●	CHFT selected a reference range of trading multiples for purposes of valuing SunCar on a stand- alone public market trading basis as follows: (i) trading enterprise value/2023E Sales multiple range of 1.5x-2.2x in valuation of insure-tech & aftersales marketplace business; and trading enterprise value/2023E Sales multiple range of 11.1x-11.6x in valuation of SaaS & Technology business.

●	CHFT’ analysis of the selected peer group companies resulted in the reference range of US$ 631 million to US$ 812 million for purposes of valuing SunCar’s 100% equity interest on a stand-alone public market trading basis using the aforementioned trading enterprise value/2023E Sales multiple range.

●	CHFT noted that the merger consideration was within or above the aforementioned valuation reference ranges based on the peer group trading analysis.

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Goldenbridge Board’s reasons for the approval of the Business Combination

On May 23, 2022, GBRG’s board of directors (the “Board”) unanimously determined that the form, terms and conditions of the Merger Agreement, including all exhibits and schedules attached thereto and the transactions contemplated therein (including the Business Combination), are in the best interests of GBRG, adopted and approved the Merger Agreement and the transactions contemplated therein, determined to recommend to GBRG’s shareholders that they approve and adopt the Merger Agreement and approve the Business Combination and the other proposals contemplated by the Board resolutions and determined that the foregoing be submitted for consideration by GBRG’s shareholders at the meeting. When you consider the Board’s recommendation, you should be aware that GBRG’s directors may have interests in the Business Combination that may be different from, or in addition to, the interests of GBRG’s shareholders generally. See “Proposal No. 1 — The Acquisition Merger Proposal — Interests of Certain Persons in the Business Combination” for additional information.

The Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including but not limited to, the following:

●	the risk that the potential benefits of the Business Combination may not be fully achieved, or may not be achieved within the expected timeframe;
●	the risk that SunCar may not be able to realize its projected business trajectory;
●	the risks and costs to GBRG if the Business Combination is not completed, which could result in GBRG being unable to effect a business combination and force GBRG to liquidate.
●	The risk that the current public shareholders of GBRG will redeem their public shares for cash in connection with consummation of the Business Combination, thereby reducing the amount of cash available to SunCar following the consummation of the Business Combination.
●	the risk that GBRG will not have any surviving remedies against SunCar’s existing shareholders after the closing of the Business Combination to recover for losses as a result of any inaccuracies or breaches of SunCar’s representations, warranties or covenants set forth in the merger agreement.
●	the risk that GBRG’s shareholders may fail to provide the votes necessary to effect the Business Combination.
●	the fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within GBRG’s control.
●	the possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.
●	The other risks described in the “Risk Factors” section of this proxy statement/prospectus.

While the Board considered potentially positive and potentially negative factors, the Board concluded that, overall, the potentially positive factors outweighed the potentially negative factors. The foregoing discussion is not intended to be an exhaustive list of the information and factors considered by the Board in its consideration of the Business Combination, but includes the material positive factors and material negative factors considered by the Board in that regard.

In view of the number and variety of factors and the amount of information considered, the Board did not find it practicable to, nor did it attempt to, make specific assessments of, quantify, or otherwise assign relative weights to, the specific factors considered in reaching its determination. In addition, individual members of the Board may have given different weights to different factors. Based on the totality of the information presented, the Board collectively reached the unanimous decision to reach the determinations described above in light of the foregoing factors and other factors that the members of the Board felt were appropriate. Portions of this explanation of the Board’s reasons for the Business Combination and other information presented in this section are forward-looking in nature and, therefore, should be read in light of the section entitled under “Cautionary Note Regarding Forward-Looking Statements.”

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In evaluating the Business Combination, the Board consulted with GBRG’s management and discussed with GBRG’s management various industry and other financial information. In addition, GBRG’s management, with the assistance of GBRG’s outside counsels and advisors, conducted an extensive financial, operational, market research and legal due diligence review of SunCar, including the following:

●	participated in multiple virtual meetings with SunCar’s management;
●	reviewed SunCar Management Projections provided by SunCar’s management and the assumptions underlying those projections;
●	reviewed the valuation opinion provided by CHFT;
●	reviewed SunCar’s business model and historical audited and unaudited financial statements, among other financial information;
●	reviewed SunCar’s readiness to operate as a publicly-traded company; and
●	reviewed other financial and operational aspects of SunCar and the Business Combination.

In reaching its unanimous resolution as described above, the Board considered a variety of factors pertaining to the Business Combination as generally supporting its decision to enter into the Merger Agreement and the related agreements and the transactions contemplated thereby, including but not limited to, the following:

●	the management of SunCar and its ability to realize the business plan and forecasts;
●	the business, history, prospects, credibility and valuation of SunCar and its affiliates;
●	the likelihood that the Business Combination will be completed;
●	the terms of the Merger Agreement and the belief that the terms of the Merger Agreement, including the consideration to be paid for SunCar in connection with the transactions contemplated under the Merger Agreement, the representations, warranties, covenants and conditions to the parties’ respective obligations, are reasonable in light of the entire transaction;
●	the valuation opinion provided by CHFT; and
●	the view of GBRG’s management as to the financial condition, results of operations and businesses of SunCar before and after giving effect to the Business Combination based on due diligence.

Specifically, the Board also considered certain of the SunCar’s business related factors discussed below as supporting its decision to enter into the Merger Agreement and the related agreements and the transactions contemplated thereby:

Quality and value of the intellectual property

The Board noted that as of December 31, 2021, SunCar had 27 registered trademarks, 98 registered copyrights of computer software, and 6 registered domain names. The Board believed that SunCar’s reputation and brand are associated with SuCar’s corporate name and trademarks, and that the association has contributed to the success of SunCar’s business, and that the registered intellectual property rights provide SunCar a competitive edge against SunCar’s competitors.

Nation-wide supplier and sales partner network

The Board noted that SunCar markets insurance products to potential end consumers sourced from a comprehensive and integrated omni-channel interactive marketing network connected by its digital platform, comprised of external insurance sales partners, which include referral service providers, external registered sales representatives and strategic channel partners. The Board also noted that SunCar’s online platform, which connects nation-wide external sales partners to insurance products underwritten by its 85 insurance company clients, using its online insurance interface.

The blue chip client pool

The Board considered the factor that SunCar provided auto after-sales services to big and wellknown clients, including Chinese banks, such as Bank of China, Industrial and Commercial Bank of China, China Merchants Bank, China Construction Bank, Agricultural Bank of China, Bank of Communications, China Guangfa Bank and Bank of Shanghai, and over seven hundred of their branches.

Overall China market growth of automotive after-sales services and online automotive insurance

The Board believes that the after-sales service industry and online automotive insurance industry will continue to grow. According to Frost & Sullivan, the online auto insurance market in China is projected to grow from RMB 22.8 billion in 2022 to RMB 24.2 billion in 2026, representing a 1.6% CAGR despite downward pressure from new regulations, and the B2B integrated automobile after-sales service market in China is projected to grow from RMB 10.5 billion in 2022 to RMB 16.4 billion in 2026, representing a 12.5% CAGR.

Potential for opportunities in new energy vehicles sector

The Board considered potential business opportunities in new energy vehicles sector, or NEV, of SunCar’s business. Incentivized by government regulations aiming for carbon neutrality and emission peak, NEV manufacturers, both emerging players as well as traditional auto manufacturers, are quickly upscaling in China. SunCar works with several mainstream new electric vehicles and smart car panel players, embedding SunCar’s after-sales service solutions into their online applications and panels, and providing insurance products to NEV owners.

Potential of emerging technology service business and potential for monetization of future online software

The Board considered the wide acceptance of SunCar’s online tools and digital systems by SunCar’s clients and partners, and the potential for the development of SunCar’s technology business into a SaaS model.

SunCar’s leadership

The Board also placed emphasis on SunCar’s leadership, especially its track record in the relevant automobile after-sales services and online auto insurance intermediary industry, to be an indication of SunCar’s ability to realize its business plan and meets its projections. As of 2021, SunCar ranks first in China in both the enterprise automotive after-sales services market in terms of revenue, and in the online auto insurance intermediaries in terms of total amount of premiums facilitated for NEV’s auto insurance, according to the Frost & Sullivan Report.

Required Vote

Approval of the Acquisition Merger Proposal requires the affirmative vote of the holders of a majority of the GBRG Ordinary Shares as of the record date present in person by virtual attendance or represented by proxy at the Extraordinary General Meeting and entitled to vote thereon. Adoption of the Acquisition Merger Proposal is conditioned upon the adoption of the Reincorporation Merger Proposal and the Pre-Merger Charter Amendment Proposal. It is important for you to note that in the event that none of the Reincorporation Merger Proposal, the Acquisition Merger Proposal and the Pre-Merger Charter Amendment Proposal is not approved, then Goldenbridge will not consummate the Business Combination.

Recommendation of Goldenbridge’s Board of Directors

After careful consideration, Goldenbridge board of directors determined that the Acquisition Merger forming part of the Business Combination with SunCar is in the best interests of Goldenbridge and its shareholders. On the basis of the foregoing, Goldenbridge board of directors has approved and declared advisable the Business Combination with SunCar and unanimously recommends that you vote or give instructions to vote “FOR” the Acquisition Merger Proposal. Goldenbridge’s directors have interests that may be different from, or in addition to your interests as a shareholder. See the section titled “The Acquisition Merger Proposal — Interests of Certain Persons in the Business Combination” in this proxy statement/prospectus for further information.

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PROPOSAL NO. 3
THE NASDAQ PROPOSAL

Overview

We are proposing the Nasdaq Proposal in order to comply with Nasdaq Listing Rules 5635(a) and (b). Under Nasdaq Listing Rule 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of ordinary shares (or securities convertible into or exercisable for ordinary shares); or (B) the number of ordinary shares to be issued is or will be equal to or in excess of 20% of the number of ordinary shares outstanding before the issuance of the shares or securities. Under Nasdaq Listing Rule 5635(b), shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control.

Pursuant to the Merger Agreement, we will issue to the SunCar shareholders as consideration in the Business Combination 80,000,000 PubCo Ordinary Shares. See the section entitled “Proposal No. 2 — The Acquisition Merger Proposal.” Because the number of PubCo Ordinary Shares we anticipate issuing as consideration in the Business Combination (i) will constitute more than 20% of our outstanding ordinary shares and more than 20% of outstanding voting power prior to such issuance, and (ii) will result in a change of control of Goldenbridge, we are required to obtain shareholder approval of such issuance pursuant to Nasdaq Listing Rules 5635(a) and (b).

Effect of Proposal on Current Shareholders

If the Nasdaq Proposal is adopted, Goldenbridge would issue shares representing more than 20% of outstanding ordinary shares in connection with the Business Combination. The issuance of such shares would result in significant dilution to the Goldenbridge shareholders and would afford such shareholders a smaller percentage interest in the voting power, liquidation value and aggregate book value of Goldenbridge. If the Nasdaq Proposal is adopted, assuming that 80,000,000 PubCo Ordinary Shares are issued to the shareholders of SunCar as consideration in the Business Combination, we anticipate that the shareholders of SunCar will hold [●]% of our outstanding ordinary shares, and the current Goldenbridge shareholders will hold [●]% of our outstanding ordinary shares immediately following completion of the Business Combination. This percentage assumes that no Goldenbridge ordinary shares are redeemed in connection with the Business Combination, and does not take into account any warrants or options to purchase our ordinary shares that will be outstanding following the Business Combination.

If the Nasdaq Proposal is not approved and we consummate the Business Combination on its current terms, Goldenbridge would be in violation of Nasdaq Listing Rule 5635(a) and (b), which could result in the delisting of our securities from the Nasdaq Capital Market. If Nasdaq delists our securities from trading on its exchange, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our shares are a “penny stock,” which will require brokers trading in our securities to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our securities;

●	a limited amount of news and analyst coverage for the post-transaction company; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

It is a condition to the obligations of Goldenbridge and SunCar to close the Business Combination that our ordinary shares remain listed on the Nasdaq Capital Market. As a result, if the Nasdaq Proposal is not adopted, the Business Combination may not be completed unless this condition is waived.

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Required Vote

This Proposal No. 3 will be approved and adopted only if holders of at least a majority of the issued and outstanding shares present in person by virtual attendance or represented by proxy and entitled to vote at the Meeting vote “FOR” the Nasdaq Proposal.

This Proposal is conditioned on the approval of the Acquisition Merger Proposal. If the Acquisition Merger Proposal is not approved, Proposal No. 3 will have no effect even if approved by our shareholders. Because shareholder approval of this Proposal No. 3 is a condition to completion of the Business Combination under the Merger Agreement, if this Proposal No. 3 is not approved by our shareholders, the Business Combination will not occur unless we and SunCar waive the applicable closing condition.

Recommendation of Goldenbridge’s Board of Directors

The Goldenbridge board of directors unanimously recommends a vote “FOR” adoption of the Nasdaq Proposal.

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PROPOSAL NO. 4
THE PRE-MERGER CHARTER AMENDMENT PROPOSAL

Purpose of the Pre-Merger Charter Amendment

We are seeking shareholder approval of an amendment to Goldenbridge’s Existing Charter (the “Pre-Merger Charter Amendment”) to revise certain requirements for net tangible assets of Goldenbridge for the purpose of carrying out the Business Combination.

Goldenbridge’s Existing Charter provides that Goldenbridge will consummate an initial business combination only if Goldenbridge has net tangible assets of at least $5,000,001 upon such consummation and, solely if Goldenbridge seeks shareholder approval, a majority of the issued and outstanding ordinary shares voted are voted in favor of the business combination. We believe it is advisable and in the best interests of Goldenbridge shareholders to permit Goldenbridge to consummate an initial business combination, provided that Goldenbridge shall not consummate such business combination unless Goldenbridge has net tangible assets of at least $5,000,001 immediately prior to, or upon such consummation of, a business combination, in the event that Goldenbridge seeks shareholder approval, and a majority of the issued and outstanding ordinary shares voted are voted in favor of the business combination.

The full text of the proposed Pre-Merger Charter Amendment is attached to this proxy statement/prospectus for the Business Combination as Annex B. However, the text of the Pre-Merger Charter Amendment is subject to revision to include such changes as may be required by the Registrar of Corporate Affairs in the British Virgin Islands and as deemed necessary and advisable to effect the Pre-Merger Charter Amendment.

If the proposed Pre-Merger Charter Amendment is approved by the requisite vote of the shareholders, it will become effective the date that the notice of amendment or amended and restated memorandum and articles of association is registered by the Registrar of Corporate Affairs in the British Virgin Islands. The Goldenbridge board of directors reserves the right to elect not to proceed with and abandon the Pre-Merger Charter Amendment if it determines, in its sole discretion at any time, that this Proposal No. 4 is no longer in the best interests of our shareholders.

Required Vote

The Pre-Merger Charter Amendment Proposal requires the affirmative vote of the holders of a majority of the GBRG Ordinary Shares as of the record date present in person by virtual attendance or represented by proxy at the Extraordinary General Meeting and entitled to vote thereon.

Adoption of the Pre-Merger Charter Amendment Proposal is not conditioned upon the adoption of any of the other Proposals.

Recommendation of Goldenbridge’s Board of Directors

The Goldenbridge board of directors unanimously recommends a vote “FOR” adoption of the Pre-Merger Charter Amendment Proposal.

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PROPOSAL NO. 5

THE PUBCO CHARTER PROPOSAL

The PubCo Charter Proposal, if approved, will approve the following material differences between the Existing Charter and the Proposed PubCo Charter to be in effect following the Business Combination:

●	the name of the new public entity will be “SunCar Technology Group Inc.” as opposed to “Goldenbridge Acquisition Limited”;

●	the Existing Charter authorizes to issue unlimited number of shares with no par value. The Proposed PubCo Charter will authorize share capital of US$50,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each, comprising (a) 400,000,000 PubCo Class A Ordinary Shares of par value of US$0.0001 each and (b) 100,000,000 PubCo Class B Ordinary Shares of par value of $0.0001 each;

●	PubCo’s corporate existence is perpetual as opposed to GBRG’s corporate existence terminating pursuant to a voluntary liquidation procedure if a business combination is not consummated within a specified period of time; and

●	the Proposed PubCo Charter does not include the various provisions applicable only to special purpose acquisition corporations that the Existing Charter contains.

In the judgment of GBRG’s board of directors, the PubCo Charter Proposal is desirable for the following reasons:

●	The name of the new public entity is desirable to reflect the Business Combination with SunCar and the combined business going forward.

●	The authorized increased share capital is in compliance with the Cayman Islands laws and desirable for PubCo to have adequate authorized capital to facilitate the transactions contemplated by the Business Combination, to provide support for PubCo’s growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions); and

●	the provisions that relate to the operation of GBRG as a blank check company prior to the consummation of its initial business combination would not be applicable after the Business Combination (such as the obligation to dissolve and liquidate if a business combination is not consummated in a certain period of time).

For a comparison of the Existing Charter and the Proposed PubCo Charter, see “Comparison of Shareholders’ Rights.”

The approval of the PubCo Charter Proposal is a condition to the adoption of the Reincorporation Merger Proposal and vice versa. Accordingly, if the Reincorporation Merger Proposal is not approved, the PubCo Charter Proposal will not be presented at the extraordinary general meeting.

A copy of the Proposed PubCo Charter, as will be in effect assuming approval of the PubCo Charter Proposal and upon consummation of the Transactions, is attached to this proxy statement/prospectus as Annex B.

Resolution to be Voted Upon

“RESOLVED, as an ordinary resolution, that the following material differences between the Existing Charter and the Proposed PubCo Charter to be in effect following the Business Combination be approved in all respects:

●	the name of the new public entity will be “SunCar Technology Group Inc.” as opposed to “Goldenbridge Acquisition Limited”;

●	the Proposed PubCo Charter will authorize an increased share capital of 500,000,000 ordinary shares of a par value of US$0.0001 each, comprising (a) 400,000,000 PubCo Class A Ordinary Shares of par value of US$0.0001 each and (b) 100,000,000 PubCo Class B Ordinary Shares of par value of $0.0001 each;

●	PubCo’s corporate existence is perpetual as opposed to GBRG’s corporate existence terminating if a business combination is not consummated within a specified period of time; and

●	the Proposed PubCo Charter does not include the various provisions applicable only to special purpose acquisition corporations that the Existing Charter contains.”

Vote Required for Approval

The approval of the PubCo Charter Proposal will require an ordinary resolution under British Virgin Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the general meeting.

Recommendation

The Goldenbridge board of directors unanimously recommends a vote “FOR” adoption of the PubCo Charter Proposal.

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PROPOSAL NO. 6

THE ADJOURNMENT PROPOSAL

The Adjournment Proposal, if adopted, will approve the chairman’s adjournment of the Extraordinary General Meeting to a later date to permit further solicitation of proxies. The Adjournment Proposal will only be presented to our shareholders in the event, based on the tabulated votes, there are not sufficient votes received at the time of the Extraordinary General Meeting to approve the other Proposals.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by our shareholders, the chairman will not adjourn the Extraordinary General Meeting to a later date in the event, based on the tabulated votes, there are not sufficient votes received at the time of the Extraordinary General Meeting to approve the Reincorporation Merger Proposal, the Acquisition Merger Proposal, the Nasdaq Proposal, or the Pre-merger Charter Amendment Proposal.

Required Vote

Approval of the Adjournment Proposal requires the affirmative vote of the holders of a majority of the GBRG Ordinary Shares as of the record date present in person by virtual attendance or represented by proxy at the Extraordinary General Meeting and entitled to thereon. Adoption of the Adjournment Proposal is not conditioned upon the adoption of any of the other Proposals.

Recommendation of Goldenbridge’s Board of Directors

The Goldenbridge board of directors unanimously recommends a vote “FOR” adoption of the Adjournment Proposal.

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INDUSTRY OVERVIEW OF SUNCAR

This Industry Overview is based on the research report dated [  ], 2022 (the “Forest & Sullivan Report”) issued to SunCar by Forest & Sullivan, an independent global consulting firm. Unless otherwise indicated, all the industrial statistics in this prospectus/proxy statement are cited from the Forest & Sullivan Report.

Overview of China’s Integrated Automobile After-sales Service Market

Integrated automobile after-sales service providers refer to those who offer comprehensive, integrated after-sales services to customers through offline service channels such as 4S dealership, repair & maintenance stores and other offline after-sales service providers.

B2B (Business-to-Business) integrated automobile after-sales service providers offer their products and services to business customers which primarily comprise of banks, airline companies, insurance companies, telecom companies, online platforms such as online travel agencies and e-commerce platforms, and other corporates who have such needs. B2C (Business-to-Customer) integrated automobile after-sales service providers offer their products and services directly to the consumers (or called end users). A few online professional automobile after-sales service platforms are emerging, where consumers can directly purchase relevant services and enjoy services in particular offline automobile service stores.

Butler service mode mainly target particular business customers such as banks, insurance companies, airline companies and telecom companies, among others, who tend to adopt centralized procurement through a bidding. The winner of the bidding supply integrated services to these business customers in the form of an automobile after-sales service package. Banks, insurance companies, airline companies and telecom companies generally distribute such services as a reward to their VIP customers or high-level members and the latter can enjoy relevant services by redeeming their reward points.

Order push mode, in which each type of automobile after-sales service are designed to be a standardized product and are sold by an intermediate institution, which are primarily online platforms, especially e-commerce platforms. They tend to offer such standardized products on their platform and when consumers order relevant services, they procure it accordingly from integrated automobile after-sales service providers.

B2B Integrated Automobile After-sales Service Market in China

As the largest passenger vehicle market in the world, such massive amount of car ownership generate huge market potential for China’s B2B integrated automobile after-sales service market. In addition, in order to improve the service offerings and maintain customer loyalty, corporate customers such as banks, airline companies and insurance companies started offering automobile after-sales services through collaboration with integrated automobile after-sales service providers. In the past five years, China’s B2B integrated automobile after-sales service market increased from approximately RMB3.9 billion in 2017 to approximately RMB9.1 billion in 2021 with a CAGR of approximately 23.6% during the period. As the regulations continue to standardize the market environment and promote the integration between various parties in the automobile after-sales value chain, China’s B2B integrated automobile after-sales service market is projected to increase to approximately RMB16.4 billion by 2026, obtaining a CAGR of approximately 12.5% between 2021 and 2026, according to the Forest & Sullivan Report.

Sales Volume of New Energy Vehicles (“NEVs”) in China

Propelled by the government regulations to reach the goals of carbon neutrality and emission peak, there appears an increasing number of new energy passenger vehicle manufacturers and traditional car companies. In addition, with the development of new energy passenger vehicle infrastructures, such vehicles have been acknowledged to a broader population in the past couple of years. Thus, the sales volume of new energy passenger vehicles increased from approximately 579.0 thousand in 2017 to approximately 3,334.1 thousand in 2021 at a CAGR of approximately 54.9% in the past five years. As the cost of new energy passenger vehicles goes down and performance improves with the advancement of technology, the market is likely to be substantially stimulated from the demand side and is expected to further grow to approximately 10,608.9 thousand by 2026 at a CAGR of approximately 26.0% in the following five years.

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NEV After-sales Service Market in China

NEVs have been among the hot topics during the past couple of years. With the continuous research and development investment in the new energy vehicle space, NEVs demonstrate their market potential through a robust increase in sales in recent years. In addition, as the government set the goals of carbon neutrality and emission peak, an increasing number of players quickly entered the NEV after-sales service market in order to gain the first-mover advantage. An expanding number of automobile after-sales service providers start to deploy specific equipment and initiate pilot collaborations with NEV manufacturers to be prepared for the potential growth momentum in advance. The NEV after-sales service market increased from approximately RMB2.7 billion to approximately RMB13.3 billion between 2017 and 2021 and is expected to increase to approximately RMB60.6 billion by 2026 at a CAGR of approximately 35.4% during the next five years.

Future Trends of the B2B Integrated Automobile After-sales Service Market in China

Increasing Demand for Integrated After-sales Service

Driven primarily by the steadily growing number of vehicle in use, particularly the NEVs, the expanding demand for various value-added service such as designated driving, and the convenience resulting from the all-round service solutions provided, the demand for integrated automobile after-sales service is expected to enjoy a sustained growth in the long run.

More Standardized Service Delivery Procedures and Products

In order to better manage their extensive service networks, a few leading players have designed a series of service standards and continuously improve their service delivery procedures by enhancing the standardization of their products and services. Going forward, this will be a key development focus for the integrated automobile after-sales service providers who aim to rapidly expand service networks without sacrificing the quality of the services delivered by their offline channel partners.

Integration and Consolidation in the Value Chain

As the profit margin of the market is comparatively low, certain integrated automobile after-sales service providers opt to establish their service networks by integrating the scattered and independent offline service providers, which allows them to expand their geographical reach and service scope in a cost-effective way, and promotes resource integration along the value chain. This results in a win-win partnership between online platforms and offline service providers. In the future, this model is expected to be widely-adopted and the consolidation will increase, with leading players acquiring or engaging more service providers to expand the reach of their network across the country.

More Innovation in the Online-to-Offline Business Mode

Attracted by the market potential, many after-sales service providers have developed their online-to-offline service platforms to deliver automobile after-sales services. However, the homogeneous business model, low consumer loyalty and lack of competitive advantages are of great concern to integrated automobile after-sales service providers. Developing more innovative business models to optimize the resources online and offline have become one of the priorities for current players and new entrants to capture the opportunities in the current market as well as the high-potential NEV market, among the increasingly intensified competition.

Overview of China’s Online Automobile Insurance Market

Automobile insurances in China include compulsory motor vehicle liability insurance and commercial insurance. Compulsory motor vehicle liability insurance premium is paid annually with rates determined by accident record and capacity of the vehicle. Commercial insurances are classified into two categories, primary insurances and additional insurances. Usually, the premium of commercial insurance is decided by the sales price of the vehicle, records of traffic regulation violations and other possible variables. Commercial insurances are frequently adjusted according to the accident rate in previous years.

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Automobile insurance agency market in China includes two parties, namely insurance companies and insurance agencies. Insurance companies are the manufacturer of insurance products. Insurance policies are created and administered and claims are paid by the insurance company. Insurance companies are responsible for issuing and assuming the risk for insurance policies. Insurance agencies are the retail or wholesale shop that sells and services the product created by the manufacturer, i.e. the insurance company. They are not directly employed by any insurance company. Instead, they can decide which insurance companies they would like to represent and which products they would like to sell. By cooperating with various insurance companies, the insurance agency service providers are able to offer insurance products underwritten by different insurance companies, making more options available for consumers.

Online automobile insurance intermediary refers to the automobile insurance agency that leverages Internet technology and distributes automobile insurance products through its online sales interface, including PC interfaces and mobile APP, which are designed to facilitate its sales staff and to promote sales in its offline channels. Through an online sales interface, the sales staff of the insurance agency can search for quotes and terms for different products provided by a variety of insurance companies. Furthermore, they can recommend insurance products and perform the whole insurance transaction process, including information consultation, plan design, insuring, payment, etc. for their clients.

Automobile Insurance Market in China

Due to the strong demand from the growing sales volume of vehicles, between 2017 and 2019, the market increased from approximately RMB759.4 billion to approximately RMB818.8 billion. However, since the implementation of the reform of insurance premium rate in 2020, the market was impacted to a certain extent and a large number of unqualified automobile insurance companies were fined and some even exited the market. In addition, the proportion of the automobile insurance market to the whole property insurance market declined along with the prosperity of other non-automobile insurances as well. Thus the market declined to approximately RMB777.3 billion in 2021, retaining a CAGR of approximately 0.6% between 2017 and 2021. With the growing sales volume of vehicles, as the market grows mature and becomes more regulated, the automobile insurance market is expect to be more concentrated overtime. By 2026, China’s automobile insurance market is expected to increase to approximately RMB783.5 billion at a CAGR of approximately 0.2% in the next five years.

Automobile Insurance Agency Market in China

The automobile insurance agencies are more connected with target customers and due to such characteristics, customers are more likely to purchase automobile insurances through agencies that are able to better capture their consumption scenarios. Thus, the automobile insurance agency market increased from approximately RMB352.5 billion in 2017 to approximately RMB426.8 billion in 2020. Impacted by the strengthened regulation imposed by the government to the broader automobile insurance industry, the automobile insurance agency market declined to approximately RMB412.0 billion in 2021. As the market regulation impact gradually diminishes, the automobile insurance agency market is expect to revert its downward trend and increase to approximately RMB427.0 billion by 2026 at a CAGR of approximately 0.7% between 2021 and 2026.

Online Automobile Insurance Market in China

Attributable to the rapid development of the online automobile insurance platforms, an increasing number of customers are attracted to the easy-to-use online automobile insurance mode. The online automobile insurance market increased from approximately RMB30.8 billion in 2017 to approximately RMB36.9 billion in 2018. However, as the government stepped in to regulate the online automobile insurance market since 2018, many over-priced online automobile insurance programs were shut down and a considerable number of companies that offer online automobile insurances were heavily fined. Thus the automobile insurance market decreased to approximately RMB22.4 billion in 2021. As the market becomes more regulated and standardized, the convenience of the online automobile insurances and product development that increases the diversification in the product are expected to contribute to the stable development of the industry. By 2026, China’s online automobile insurance market is expect to increase to approximately RMB24.2 billion at a CAGR of approximately 1.6% during the next five years.

Future Trends of the Automobile Insurance Agency Market in China

Increasing Demand for More Diversified Automobile Insurance Products

From the supply side, as the market becomes more and standardized and concentrated, automobile insurance agencies are seeking to differentiate themselves, often through product diversification. As the market gradually evolves and matures in the future, the complexity of automobile insurance products will keep evolving accordingly. From the demand side, firstly, as the number of vehicles increases over time, there will be more customers entering the market with various and specific demands. Secondly, as customers increase in their knowledge of automobile insurance, they will demand different types of automobile insurances to meet their diverse and specific needs. Thirdly, the fast-growing demand attributable to the significant growth on the NEV sales is expected to generate more diversified demand in the automobile insurance agency market in the near future.

Accelerating Industry Consolidation

With its short history relative to in more developed countries, the professional insurance agency market in China is rather fragmented, which indicates substantial opportunities for further growth and consolidation. Moreover, as the government continues its focus on the healthy and orderly development of the automobile insurance agency market through strict industry regulations, the barrier to entry will increase and the expected number of players in the market will decrease. As a result, automobile insurance agencies who cannot or will not pay the increasing regulatory costs, for example because of their small scales, will likely consider exiting the market due to intensified competition, poor profitability, or burdensome industry regulations. By contrast, the leading players with scale and experience are expected to benefit in the long run.

Technological Advancement to Enhance Operational Efficiency

With advances in technologies including the Internet of Things, big data, cloud computing and artificial intelligence, the adoption of technology to improve operational efficiency becomes more ubiquitous and integrated in the value chain. As technology integration and digitalization bring customers, vehicle manufacturers and automobile insurance providers closer together, automobile insurance agencies can initiate strategic alliances with vehicle manufacturers to better take advantage of the resulting market opportunity and customer data. Ultimately, through the application of technologies, automobile insurance providers can develop sophisticated and customized automobile insurances according to each individual case. Such technology trends will likely continue in the foreseeable future.

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BUSINESS OF SUNCAR

Overview

We are a leading provider of digitalized enterprise automotive after-sales services and online auto insurance intermediation service in China. For the years 2020 and 2021, we rank first in China in both the enterprise automotive after-sales services market in terms of revenue, and in the online auto insurance intermediaries in terms of total amount of premiums facilitated for NEV’s auto insurance, according to the Forest & Sullivan Report. Building on our leading position in both of these segments and the synergies between them, we offer one-stop, fully digitalized, on-demand automotive service systems to help clients build up their membership marketplace and serve their end customers.

According to the Forest & Sullivan Report, there are many small and local competitors in different place in China but we’re taking 4 major competitors in our auto insurance business for NEVs as Cheche Insurance Sales Service Co., Ltd., PengCheng Insurance Agency Co., Ltd, Hebei Meilian Insurance Agent Co., Ltd., and Ant Insurance Agency Co., Ltd. And we also take 4 major competitors in our after-sales business as TUHU Car Inc., Harson Group, Bosch Automotive Aftermarket (China) Co., Ltd. and Beijing Qiguanghang Information Technology Co., Ltd.

Since our inception in 2007, we have amassed ample experience in perceiving and serving the expanding needs of China’s automobile owners. Rising with the increasing prevalence of the mobile internet in China, we introduced online apps for our insurance and after-sales business in 2014 and 2015, respectively. From 2015 to 2021, our revenue has experienced a steady growth of 31.2% CAGR. We have built comprehensive digital systems for both of our after-sales service and our insurance intermediation business segments, centered on our multi-tenant, cloud-based platform which empowers our clients and suppliers to optimally access and manage the types of services and insurance they desire.

We operate our automotive after-sales services business through offering customized service solutions to our enterprise clients (our “after-sales partners”), who are major banks, insurance companies, telecommunication companies, new energy vehicle (or NEV) original equipment manufacturers (OEMs) or any client who have end customers demanding automotive services. These enterprise clients purchase our service solutions for the members of their reward programs or customer loyalty programs to enjoy. The automotive after-sales service solutions cover over 300 types of services such as car wash, oil change, tire repair, car beautification, road assistance, flight pickup, designated driving, VIP lounge, etc. They are provided in collaboration with our after-sales service providers, which are typically third-party automotive after-sales service providers. As of December 31, 2021, we have established a service network of over 42,000 third-party brick-and-mortar after-sales service suppliers, leasing and roadside assistance companies (compared to 40,000 as of December 31, 2020), covering over 300 cities (out of a total of approximately 690), and 20 (out of a total of 33) provinces of China (compared to 20 provinces as of December 31, 2020). With this extensive service network, we serve over 1,200 enterprise clients, fulfilling over 91 million service orders over the last five years.

For our insurance intermediation business, we primarily facilitate the sales of automobile insurance products underwritten by major insurance companies in China. We receive commissions from these insurance companies, typically a percentage of the premium paid by insurance purchasers. We implement, automate and streamline the insurance purchasing process on our proprietary, fully online digital apps, integrating full spectrum products from leading insurers in China. We sell insurance policies through a network of over 59,000 external sales partners. These sales partners include an offline after-sales network with frequent exposure to car owners, an online marketplace with large user traffic, and emerging NEV OEMs and service providers. As of December 31, 2021, we have branch headquarters in 31 cities in 20 provinces of China (compared to 35 cities in 20 provinces as of December 31, 2020). We have established collaborative relationships with 85 insurance companies (compared to 70 as of December 31, 2020), facilitating the sales of 8.25 million of their policies totaling $33.7 billion in premium over the last five years.

We have built up our business as a digitalized, technology-driven provider of online platforms that enable and facilitate B2B services. We have secured 98 registered copyrights of computer software. Our proprietary technology solution is centered on our multi-tenant platform and our cloud infrastructure. On the after-sales services side, our digital platform provides API docking, front-end plug-in and module integration for our enterprise clients, as well as efficient, user friendly management and operations tools for our suppliers. On the insurance intermediation side, our platform empowers our insurance company clients to manage all aspects of their business including customer orders, products, commissions, and reports. For insurance purchasers, our online insurance interface provides data-driven, AI-empowered real time quotation, pricing, underwriting and payment, by connecting to our market-wide insurer clients and the full spectrum of their policy selections. Our AI-empowered hybrid cloud infrastructure provides the secure storage and computation to support the demands by both insurance companies as well as end customers.

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We have started making our technologies into a new business line. With growing demands to efficiently manage their businesses, our automotive service providers are now paying for our online tools to streamline their business workflows, manage their customer relationships and automate orders processing. With the iterative upgrades of our technology, we are working on developing a SaaS model product offering and plan to gradually turn our suppliers into our technology customers.

We believe the cross-utilizations and interconnections between our automotive after-sales service and insurance intermediation business lines enable positive feedback loops between them and symbiotic growth of both. While we are developing our nation-wide automotive service supplier network, these suppliers become our sales partners of our insurance intermediation business. Conversely, when we engage with insurance companies to sell their insurance products, we also engage them as clients of our after-sales service solutions. We believe our synergistic business development will boost our sales channels as well as client network in both of our business segments. As of December 31, 2021, 190 of our engaged insurance companies and their branch companies had already become our after-sales service clients (compared to 170 as of December 31, 2020) while over 9,000 after-sales service suppliers have become our insurance sales partners (compared to 7,800 as of December 31, 2020).

As our business is closely connected to the automotive industry, we have also embraced the recent trends of electric and smart vehicles. We are now working with 8 mainstream NEV and smart car panel players, embedding our after-sales service solutions into their online applications and panels, and providing various insurance products to NEV owners.

Our Business Model and Business Segments

The diagram below demonstrates models of our automotive after-sales services business and our insurance intermediation business, and the symbiotic relations between them. We embedded our after-sales service module, as customized by our enterprise clients, into their own online applications and realize the offline services via our service networks. And we help our insurance company clients sell their insurance products through our sales partners.

Our automotive after-sales services business

Through our digital platform we integrate the service capabilities of over 42,000 automotive after-sales service providers to provide customized service solutions for our enterprise clients (“after-sales partners”). Our after-sales partners purchase these service solutions for their customers, who are members of the reward and customer loyalty programs of our after-sales partners. Via a simple plug-in connection into their own systems, our after-sales partners can indicate their current needs and budgets on our platform, which generates flexible and customized service solutions which vary by type, price, scale, locations, terms and durations of services. Our dedicated operations team helps our after-sales service providers reach clients in real time, around-the-clock, at all of our business locations.

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Our automotive after-sales service solutions include both regular, high frequency, drop-in services as well as one-time, reserved services. The former includes car wash, oil change, car beauty, tire change and other regular auto maintenance services. The latter include flight pickup, driver service, road assistance, and car overhaul services. These services are performed by the after-sales service providers connected to our digital platform, over 42,000 big and small businesses and individuals in the automotive after-sales service industries. As advised by our PRC Legal Advisors, the after-sales service providers are liable for tort claims for any damages arising from their services, while our after-sales partners are also liable for contractual claims by their end customers for any damages arising from the services of the after-sales service providers.

Our automotive after-sales services create value for both our clients and suppliers. According to the Forest & Sullivan Report, the after-sales market is highly fragmented, complex and localized, with non-standard quality specifications. Demands from end customers are specific and dynamic. Based on our suppliers’ feedback to us, without our intermediation, they often suffer from insufficient and unpredictable order flow. Our one stop after-sales solution connects our clients with full spectrum services covering 20 of the 33 provinces in China, while we provide quality standard supervision, data security and on-demand flexibility. Based on our past experience, our business scale and order volume has provided us with bargaining power versus suppliers, which has enabled us to enforce our uniform standards of service quality, cost efficiency, and on-demand flexibility. Our smart order distribution system automatically matches each instance of a client’s service need to the best supplier for the job, and record the client’s feedback after the service for a sustained, accurate and fair rating system.

We had over 1,200 clients using our services by the end of 2021 (compared to 1,100 by the end of 2020), generating over 700 customized service solutions running on over 1,100 client applications for the year 2021 (compared to 1,100 for the year 2020). We have developed a network of 42,000 suppliers in over 20 provinces in China (in 2021; compared to 40,000 suppliers in 20 provinces in 2020), completing over 91 million service orders within the last 5 years.

Our insurance intermediation business

We generate revenue for our insurance intermediation business through collecting commissions from insurance companies for successful sales of their insurance products, which are typically based on a percentage of the premium paid by insurance purchasers. The commission rates are typically set by insurance companies and differ by product types, insurance companies and regions where the products are sold. The commission rates are also subject to adjustments by insurance companies based on their expectations on profits, consumer demand for the insurance products, the availability and pricing of comparable products from other insurance companies and government regulation and policies, in particular price-setting regulations by the China Banking and Insurance Regulatory Commission (CBIRC). Consequently, our average commission rates also varied between different locations and times of operation.

Our intermediate automobile insurance products underwritten by major insurance companies in China. The automobile insurance products we intermediate consist primarily of statutory automobile liability insurance (“SALI”) and commercial automobile insurance. SALI is the compulsory vehicle insurance for all automobiles in China as required by relevant laws and regulations, and cover casualty and property loss in accidents involving the insured vehicle. Additionally, we intermediate various types of non-mandatory commercial insurance products for automobile owners, which cover damages caused to the insured automobiles by collisions and other traffic accidents, falling or flying objects, fire, explosion and natural disasters. We also intermediate commercial third-party liability insurance products, which cover bodily injuries and property damage to third parties caused by accidents involving insured vehicles, losses arising from vehicle theft and robbery and liability to passengers. We also intermediate supplementary policies to cover additional losses such as broken glass and vehicle body scratches. From time to time upon enquiry of insurance purchasers, we also facilitate individual accident insurance and other property and casualty insurance products related to car use or car owners.

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We have digitalized our insurance intermediation business using our proprietary technology to ensure an efficient and friendly user experience. We employ artificial intelligence (AI) technology to automate parts of the workflow, completing the entire insurance purchase process within a few minutes. We are digitally connected to 85 major insurance companies in China through their systems, with a wide selection of automotive insurance products. Our sales partners have frequent exposures to and accurate traffic data of car owners. These sales partners introduce and guide the car owners to purchase insurance and receive sales commissions from us.

By the end of 2021, we had setup 31 branches in different cities (compared to 35 by the end of 2020). We had expanded our sales channels to over 59,000 sales partners. In China, Insurance companies setup lots of local insurer branches in different provinces or cities to deliver their services and products. Usually both Insurance companies and their insurer branches have decision power to select the agency partners but when we engage with insurance companies, the cooperation is established by system connection and the business is allocated and implemented by their insurer branches. By the end of 2021, we engage with 85 insurance companies and over 600 insurer branches (compared to 70 insurance companies and 600 insurer branches by the end of 2020), creating 8.25 million online orders within the last 5 years. According to Forest & Sullivan, in 2021, we ranked second in China professional automobile insurance market by auto insurance premium, with a market share of 0.9%. And in 2021, we ranked first in China professional automobile Insurance market by online auto insurance premium of NEVs, with a market share of 5.2%.

Our technology business

During our 14 years of business in automotive service and insurance markets, we have built up rich domain knowledge not only of our own business, but also of the businesses of our partners. To fully digitalize our business, we have continuously worked to develop online tools and digital systems to empower our partners to run their businesses more efficiently and seamlessly connected to our platforms. We have built modular online management tools such as customer relationship management (CRM), order management, finance management and visual analysis systems, based on our proprietary hybrid cloud platform. All of our automotive after-sales suppliers and insurance sales partners use all or some of these online tools to manage their daily work, allowing us the opportunity to monetize the online software we built.

We are putting more R&D resource to accelerate the development turning the existing online software modules into a SaaS based product. We estimate to launch and market our SaaS product in 2023. Currently, as of Q3 of 2022, our SaaS business is in the development phase, pending the complete scale up of our proprietary hybrid cloud platform, onto which we will complete migrating our current portfolio of online software products. Before that, we’ve already started to sell our online software as a technology development service, making some of our service suppliers as technology business clients. After the launch of our SaaS product, we expect to add more features and iteratively update the product to enhance the capability as well as user experience. We plan to market our technology business first only to our service suppliers and insurance sales partners in 2022 and 2023. We expected to expand the technology business to external clients in 2024 when our products get matured and when we’ve already have a good penetrating in our existing potential client pool.

Beginning in 2020, we have started to monetize our technical services on online software as a new source of revenue. For the year 2021, we had 23 clients in this business creating $4.6 million annual revenue (compared to $0.5 million revenue for 2020). Currently, this revenue takes the form of technology development service fees. We plan to switch to a full SaaS (Software as a Service) model for recurring subscription revenue. We expect to expand this business by developing more features and by turning more of our after-service and insurance clients and partners into our technology business clients.

Direct synergies between our two major business segments

We believe that our strong capability in managing extensive networks of automotive after-sales service providers across China is the engine of our dual platforms of automotive after-sales services and insurance intermediation. We believe it enables us to synergistically develop both of our business segments, as follows:

●	Cost-effective end customer-acquisition for our insurance intermediation business by cross-engaging our after-sales service providers to provide referrals. Automotive after-sales service providers such as car wash and beauty stores interact daily and closely with car owners, who as insurance purchasers are the end customers of our insurance company clients. Thus, we can leverage our extensive, already-established network of after-sales service providers to acquire end customers for the insurance company clients of our insurance intermediation business. As of December 31, 2021, over 9,000 after-sales service providers had already become our insurance sales partners (compared to 7,800 as of December 31, 2020), indicating significant overlap between the platforms of our two business segments.

●	Efficient promotion of our automotive after-sales services by cross-selling to our insurance company clients. Insurance companies strive to promote their automobile insurance products and enhance the loyalty of their end customers by bundling their insurance products along with automotive after-sales services, given the fierce market competition and stringent regulations within their industry. We have established stable and mutually beneficial collaborations with major Chinese insurance companies, which cross-sells and heightens the appeal of both the after-sales services and the insurance products we facilitate on our platforms. As of December 31, 2021, 190 of our engaged insurer branches had already become our after-sales service clients (compared to 170 as of December 31, 2020).

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Our Value Propositions

We believe that our synergistic double platform can provide unique values for enterprise clients and their end customers in the automotive after-sales services and the insurance intermediation markets. We strive to promote sustainable and healthy development of an integrated and digitalized service platform for car owners in China.

Our value proposition for our after-sales partners:

●	One-stop, plug-in, round-the-clock service enablement. Our service solutions contain diverse service selections, provided 24/7 across China, empowering our clients with round-the-clock, on-demand service capability to satisfy their end customers. The plug-in customized service solutions are fully digitally operated and managed, via system-to-system integration between our clients and us.

●	Simple, convenient and cost-efficient service process. We have built and enabled an extensive network of quality automotive after-sales service providers and set up stringent service standards to ensure consistent service quality. Our digital platform allows our after-sales partners to purchase comprehensive integrated automotive after-sales services in one stop using a simple plug-in connection, thereby avoiding the costs of selecting, engaging and supervising numerous scattered and independent service providers on their own.

●	Quality automotive after-sales services to end customers of our clients to increase their loyalty and satisfaction with our after-sales partners. We select quality automotive after-sales service providers and monitor them with regular trainings and supervision. The quality services provided by our automotive after-sales service providers enhances the loyalty and satisfaction of the end consumers of our after-sales partners.

Our value proposition for our after-sales service providers:

●	Cost-effective customer acquisition. Once connected, our digital platform directs end consumers of our enterprise after-sales partners (i.e. members of their loyalty and reward programs) to visit the stores of our after-sales service providers. This provides our after-sales service providers with an additional flow of customers significant in volume and consistency, all without incurring additional marketing expenses.

●	Online management tools for efficient operation. We provide our after-sales service providers online management tools to streamline their workflow and improve business efficiency. Although we have plans to monetize some of these online systems, the basic functions and modules will remain free to use to ensure wide adoption of our digital platforms.

●	Referral fees for our insurance intermediation business. After-sales service providers on our platform can also act as referral service providers for our insurance intermediation business. They may refer their end consumers (of the after-sales services) who are also potential insurance purchasers to us and receive referral fees and other rewards when these referrals lead to successful insurance policy sales.

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Our value proposition for our insurance company clients:

●	Extensive network to promote insurance policies with cost efficiency. We leverage our proprietary technology platforms and our extensive networks of service providers to promote the sales of automobile insurance products of our insurance company clients. This is facilitated by our online platform, which connects our over 59,000 external sales partners to insurance products underwritten by our 85 insurance company clients, using our convenient online insurance interface. Thus, insurance companies may leverage our extensive networks to promote their products with efficiency and scale.

●	Accurate sales channels. Our sales partners consist of after-sales service providers and online car marketplaces with direct exposure to and focused user traffic of car owners. They bring accurate target customers to the product offerings of our insurance company clients.

●	Efficiency by full digital experience. Our online interface enables our insurance company clients to complete the whole insurance underwriting process fully digitally. With simple prompts from the insurance buyer, our system can realize automatic vehicle recognition, automatic quotation, online underwriting, online payment and E-insurance policy generation, saving time and cost for our insurance company clients compared to traditional offline policy selling.

Our value proposition for our external insurance sales partners:

●	Referral fees. Our external insurance sales partners, which includes a large number of our after-sales service providers, earn referral fees for successful referral of insurance purchasers to purchase insurance products through our insurance intermediation platform.

●	Simple and convenient referral process. Our insurance interface integrates diverse products from 85 insurance companies, providing market-wide selection for the insurance buyers. With simple guidance, our insurance sales partners can help the insurance buyers finish the purchasing process within a few minutes on their smartphones.

●	Enhanced consumer loyalty and satisfaction. For our strategic channel partners such as Guazi.com, Souche.com, Chexiang.com, Cangoonline.com and Qufenqi.com, we recommend and customize insurance products and provide assistance in claim and damage assessment to their consumers.

Our value proposition for end consumers:

●	Convenient one-stop “supermarket-style” automotive insurance shopping experience. End consumers could obtain accurate real-time information of various automobile insurance products and shop for insurance products conveniently while visiting car wash and beauty stores, maintenance facilities or dealership stores.

●	Automotive after-sales services for free or at discounted prices. Our after-sales services platform enables end consumers to receive various quality services for free or at discounted prices as members of the reward programs or customer loyalty programs of our after-sales partners. End consumers may have the opportunity to redeem the reward points they accumulate easily in their daily life for quality automotive after-sales services.

●	Convenient and customized service experiences. The scale of our network of after-sales service providers as well as our efficient digitalized platform allow end consumers to conveniently choose after-sales services that best suit their particular needs at the times and locations most convenient to them.

●	Complementary insurance claims assistance and related services. We, in collaboration with our insurance company clients and external insurance sales partners, provide comprehensive services to end consumers including claims assistance and damage assessment assistance.

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Our Automotive After-Sales Services Business Process

Our automotive after-sales service solutions include both regular, high frequency drop-in services as well as one-time, reserved services.

Drop-In Services

Our drop-in services consist primarily of the services provided by car wash and beauty stores and maintenance services providers. Such after-sales service providers are primarily connected through our multi-tenant Master Digital Platform. For convenient services, our after-sales service providers with multiple stores generally register an individual account for each of their stores. As of December 31, 2021, our platform had more than 42,000 registered users, which are primarily brick-and-mortar stores of our after-sales service providers of drop-in services (compared to 40,000 as of December 31, 2020). Our platform generates for our after-sales partners lists of stores of after-sales service providers (out of all available ones) suitable to their current needs and requirements. To access drop-in services, end consumers may elect to go to any store on the list without making any reservations.

Set forth below is a summary of our drop-in services:

●	Automobile beauty services. Our automobile beauty services include car wash, waxing, refinishing, cleaning, polishing and paint repairing services.

●	Maintenance services. Our maintenance services include oil change, oil filter change, tire maintenance, and other minor tune-up services.

●	Safety checkup services. Our safety checkup services include routine checkups of the engine, brake, panel, tires, meters, battery and other functioning parts of the automobile.

Reservation Services

Some of our automotive after-sales services require reservation with either our after-sales partners or us, usually through our after-sales partners’ own apps which are plugged in conveniently to our platform. Our reservation services are typically provided by major auto services, leasing and professional roadside assistance companies, as well as individual drivers who are typically registered users connected to our platform, using features designed specifically to facilitate reservation services. Within the past three years, we collaborate with approximately 913 car services, leasing and roadside assistance companies for our reservation services.

Set forth below is a summary of our reservation services:

●	Designated driving. We primarily work with designated driver service providers to allocate the driver in designated location, offering driving service for car owners.

●	Destination pickup services. We collaborate with nationwide service providers to provide our destination pickup services. We offer a full range of destination pickup services primarily in major cities, and airport and train station pickups in other cities.

●	Non-accident roadside assistance and breakdown services. We offer non-accident roadside assistance and breakdown services, such as tire changing and battery jumping, typically through our after-sales service providers connected through our digital platform, which allows us to offer expedient roadside services at a low cost. We also collaborate with professional roadside assistance companies such as towing companies.

●	Car inspection services. We offer car inspection services by assisting the end consumers of our after-sales partners in conducting annual inspection processes at the offices of the department of motor vehicles on behalf of the end consumers, including picking up and delivery of automobiles for inspection.

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Management of Our after-sales Service Providers

We select and engage our after-sales service providers based on our business needs. We have set up standard internal policies and procedures for our selection of after-sales service providers. We evaluate our after-sales service providers based on their business operation scope, financial situation, status of their facilities, staff, and reputation. We require our after-sales service providers to have obtained all qualifications necessary for their services and maintain adequate insurance in line with market practice. We maintain a database of our after-sales service providers’ business licenses and qualifications. Our automotive after-sales processing department monitors the database and requests the after-sales service providers to provide updated business licenses to us upon expiration. For our drop-in services, we also impose requirements for business areas, uniforms, store decoration, and clear pricing. Certain of our after-sales service providers may also act as external insurance sales partners of our insurance intermediation business by referring potential insurance purchasers to us.

We require our after-sales service providers to maintain consistent service standards. For our drop-in services, we usually require our after-sales service providers to be able to provide multiple types of drop-in services. For our reservation services, we generally require enterprise after-sales service providers to provide 24-hour around-the-clock services. We require all the drivers involved in our automotive after-sales services to have a minimum of five years of driving experience. We prefer to engage major car service chains, as we believe they are generally more capable of providing consistent quality services. As of December 31, 2020 and December 31, 2021, 15 major car service chains, including Chexiang and Cars One, provided automotive after-sales services to us.

We enter into standard agreements with our after-sales service providers. Under such agreements, we generally pay our after-sales service providers each a fixed service fee for a single service provided by them. Such service fee varies depending on the types of services provided, location of the after-sales service provider and timing of the service provided. We maintain a database of our reservation services as the end consumers make reservations. We use our digital platform to track the drop-in services order status provided by our after-sales service providers.

After we engage a particular drop-in after-sales service provider, we communicate with it on a monthly basis and conduct regular visits to its store(s). As of December 31, 2021 and December 31, 2020, we had a team of over 60 that conduct site visits to multiple after-sales service providers to ensure that we visit a majority of our after-sales service providers at least once a month. Due to the impact of the COVID-19 pandemic, we may decrease our visit frequency at the lock down areas. Alternatively, we use video phone calls or customer feedback to check the status of these stores. We also provide regular training to our automotive after-sales service providers, including training on use of our online management tools and our service standards and procedures. In addition, we have set up an end consumer feedback system to actively process end consumer feedback. According to our internal policy, within one month of receiving a customer complaint regarding a particular drop-in after-sales service provider, we will conduct site visits and provide special training in relation to our service standards to that after-sales service provider until it reaches our service standards. If an after-sales service provider repeatedly fails to provide quality services to our end consumers and receives multiple complaints, we will terminate our agreement with it. In 2021, we terminated 52 of our after-sales service providers, most of which were either inactive or failed to meet our requirements (compared to 40 in 2020). The service providers we terminated in 2021 and 2020 have very slight impact in our business that these service providers (for either of the years) only account for less than 3% of our total after-sales services provided in terms of end user’s payment.

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Online-to-Offline Service Process

In connection with our after-sales apps and the automotive after-sales services modules imbedded in our after-sales partners’ mobile apps, we have established an online-to-offline model where most of our after-sales partners have opted for electronic vouchers or barcodes which end customers receive through their mobile phones in our automotive after-sales service process. At the same time, certain of our after-sales partners continue to opt for paper coupons, where each such paper coupons would carry a QR code to enable our after-sales service providers to verify such coupons through their after-sales app. Our online-to-offline service process is enabled by the automotive after-sales service modules we develop for our after-sales partners’ mobile apps and our after-sales app, which connect the online interface to offline service points seamlessly. Our online-to-offline service process provides a more accurate and convenient solution to our after-sales partners, after-sales service providers and end consumers. Set forth below is an illustrative graph of this service process.

Our Insurance Intermediation Business Process

The automobile insurance policies we intermediate generally have a term of one year. These policies are underwritten by insurance companies directly, and we are not a party to the insurance policy or any other agreements with the purchasers of the policies.

Sales and Marketing

We market insurance products to potential end consumers sourced from a comprehensive and integrated omni-channel interactive marketing network connected by our digital platform, comprised of external insurance sales partners, which include referral service providers, external registered sales representatives and strategic channel partners. All of our external registered sales representatives are registered with the CBIRC. We have embraced the use of external insurance sales partners as our marketing strategy, prompted by the introduction of the Insurance Law and the amended Provisions on the Supervision of Professional Insurance Agencies in 2015, which effectively eliminated the requirement for salespersons to pass the qualification examination organized by the CBIRC and obtain a qualification certificate for providing insurance referral services. In addition, the rise of the internet and smart phones also prompted us to explore alternative marketing methods. Consequently, we redefined our marketing strategies after 2015 to focus on external insurance sales partners connected through our digital platform to our online insurance interface.

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We engage external insurance sales partners to assist us in promoting the services and products we intermediate, refer potential insurance policy purchasers to us and help facilitate our transaction process. Depending on the nature of our external insurance sales partners, they may use a variety of means to achieve this, such as displaying our advertisements on their websites or billboards and sign-posts in their business premises, utilizing our digital platform and online insurance interface to provide information about the insurance products we facilitate to potential insurance purchasers, and conveying the potential purchase intention of their customers to us.

Transaction Process and Our Online Insurance Interface

Our proprietary technologies enable our in-house operation staff and external insurance sales partners to serve end consumers conveniently throughout the transaction process. We embed such technologies in our online insurance interface used by our external insurance sales partners. Our proprietary insurance app is designed to allow our external insurance sales partners to help potential insurance purchasers obtain accurate real-time insurance premium quotes and make the shopping process efficient and convenient for our end consumers. Our external insurance sales partners guide insurance purchasers through the selection and application process via the insurance app. Potential insurance purchasers can obtain insurance premium quotes, submit insurance applications and generally receive the relevant insurance company’s underwriting decisions from our online insurance interface, which automatically interacts with the systems of the insurance companies that we collaborate with. In addition, our external insurance sales partners may contact our online client service personnel through our online insurance interface or call them directly to get further help or information for potential insurance purchasers.

Our referral service providers, external registered sales representatives and strategic channel partners are primarily registered users of our online insurance interface and end consumers only access our online insurance interface through our external insurance sales partners. For convenience of services, our strategic channel partners such as NEV OEM may register multiple accounts for their employees and stores. These registered users utilized our online insurance interface frequently and assisted end consumers to obtain over 18 million times insurance premium quotes through our online insurance interface annually in 2020 and in 2021. As of December 31 2021, our online insurance interface had over 51,000 registered users as our insurance sales partners (compared to 43,000 as of December 31, 2020).

Set forth below is an illustrative graph of the transaction process of our insurance intermediation business.

Our Partners and Clients

Under the B2B2C business model, we collaborate with major enterprise clients including insurance companies, banks, telecommunication companies and other companies who have customers with after-market services and automotive insurance needs and generate revenue from such collaboration to ensure stable and sustained growth of our businesses. We believe that our ability to establish and maintain stable collaborative relationships with quality clients is crucial to our success.

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During 2020 and 2021, we had collaborated with 598 after-sales partners in terms of contract counterparties. We provided automotive after-sales services to 35 banks at their headquarters level, such as Bank of China, Industrial and Commercial Bank of China, China Merchants Bank, China Construction Bank, Agricultural Bank of China, Bank of Communications, China Guangfa Bank and Bank of Shanghai, and over 770 of their branches. We also collaborated with 210 insurance companies such as PICC P&C, Ping An P&C, CPIC P&C (China Pacific Insurance (Group) Co., Ltd.) and TPI, as well as other institutions such as Shenzhen Airlines Co. Ltd., China Mobile, and China UnionPay during 2021. Our abilities to provide quality automotive after-sales services and secure real-time data processing have been widely recognized by our after-sales partners, as evidenced by our stable collaborations with them.

As of December 31, 2021, we had established business relationships with 85 insurance companies (compared to 70 as of December 31, 2020). Among these, we had entered into strategic collaboration agreements with 27 insurance companies at the headquarters level including Ping An P&C, CPIC P&C and TPI. Our branches had established business relationships with over 600 branches of insurance companies. These strategic collaborations allow us to obtain more comprehensive support from our insurance company clients in terms of technology systems, business operations and claims support and secure more favorable business terms and arrangements for us, which has enhanced our market presence.

The suppliers of our automotive after-sales services business primarily include automobile service providers including car wash and beauty, maintenance, designated driver, destination pickup, and non-accident roadside assistance and breakdown service providers through which we procure individual service providers and sole proprietors in the automotive after-sales services business. We generally pay service fees to after-sales service providers and contractors on a monthly basis.

During the last two years, the top suppliers of our automotive after-sales services business were mainly regional automotive after-sales service providers based in major cities. Our transactions with these suppliers were on an individual counterparty basis. We therefore consider each of these transacting counterparties as a separate supplier.

Growth Strategy

We expect to keep our leading position in both enterprise automotive after-sales services as well as online automotive insurance intermediation markets to further organic growth. Moreover, we intend to take an active part in the automotive industry’s transformation and seek new opportunities. The key components of our growth strategy are:

Benefit from High Industry Growth. We believe that the after-sales service industry and online automotive insurance industry will continue to benefit from significant trends that drive continuous growth, including growing car ownership in China. According to Forest & Sullivan, the online auto insurance market in China is projected to grow from RMB 22.8 billion in 2022 to RMB 24.2 billion in 2026, representing a 1.6% CAGR despite downward pressure from new regulations, and the B2B integrated automobile after-sales service market in China is projected to grow from RMB 10.5 billion in 2022 to RMB 16.4 billion in 2026, representing a 12.5% CAGR. The uptrend of vehicle usage post COVID-19 can create more opportunities for automotive after-sales service and insurance orders.

Grow our customer base and expand our service partner network. According to Forest & Sullivan, the after-sales market in China is highly fragmented. In 2021, the top 5 services providers account for 40.3% market share. We ranked first making a 13.9% market share, the others are TUHU Car Inc., with a 11.9% market share, Harson Group with a 7.4% market share, Bosch Automotive Aftermarket (China) Co., Ltd. with a 3.7% market share and Beijing Qiguanghang Information Technology Co., Ltd. with a 3.3% market share. We intend to leverage our business scale to further expand and connect more service partners to our network. We believe that such expansion would also benefit our online automotive insurance business since many such service partners can become our insurance sales and referral partners. We also believe our digital system, full-spectrum services and broad geographic coverage would help us continue growth and deepen relationships with existing clients and partners.

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Continue to invest in technology. Our business is built on a cloud-based, multi-tenant digital platform to which we have continued to integrate both our client base as well as our service and sales network. Our long-term focus is to digitalize all our internal workflow as well as the related business processes of our partners, empowering them with efficient and user-friendly tools and systems. We continue to adopt more cutting-edge technologies in AI, big data and robotics process automation (RPA) to iteratively upgrade our digital platform for new features and better performance.

Expand the technology business. We have based our technology business on our industry knowledge and insights, and our library of proven online tools and digital systems already widely adopted by our clients and partners. We have setup modular online management tools such as customer relationship management (CRM), order management, finance management and visual analysis systems, based on our proprietary hybrid cloud platform. All of our automotive after-sales suppliers and insurance sales partners use all or some of these online tools to manage their daily work, allowing us the opportunity to monetize the online software we built. We have already generated revenue by monetizing our technology-based products into paid technology services. We plan to further develop the business into a SaaS model.

Benefit from the NEV trend. We believe that the automotive industry is transforming from traditional vehicles to electric and smart vehicles, which cascades to transformations in the service and insurance value chains. The emerging NEV players strongly emphasize online service capability embedded in the apps of OEMs or directly from car panels. The comprehensive data generated and collected from NEVs also drive innovation of NEV insurance. We are now closely working with top tier NEV and smart panel players in China, adding new services (such as battery maintenance and battery change) into our service solutions embedded in car owner apps or car panels.

Business Potential from NEV OEMs

Incentivized by government regulations aiming for carbon neutrality and emission peak, NEV manufacturers, both emerging players as well as traditional auto manufacturers, are quickly upscaling in China. With this, as well as the rising development of NEV infrastructures, NEVs have become increasingly mainstream and popular among Chinese consumers. Specifically, the sales volume of new energy passenger vehicles increased from approximately 579.0 thousand in 2017 to approximately 3,334.1 thousand in 2021 at a CAGR of approximately 54.9% in the past five years. We believe that as the NEVs go down in cost and improve in performance with advancing technology, market demand is expected to grow further to approximately 10,608.9 thousand by 2026 at a CAGR of approximately 26.0% in the next five years.

As our business is closely connected to the automotive industry, we have embraced the recent trends of electric and smart vehicles. We are now working with 8 mainstream NEV and smart car panel players (out of a total of approximately 200 NEV OEMs in China, for a total market volume of 3.33 million units of NEV sales in China), embedding our after-sales service solutions into their online applications and panels, and providing insurance products to NEV owners. In the year 2021, we have processed over 150,000 NEV insurance sales and ranked 1st in Professional Automobile Insurance Agencies by Online Auto Insurance Premium of NEVs in China in 2021, according to Forest & Sullivan.

Engaging mainstream NEV OEMs. We actively engage with mainstream NEV OEMs which help us acquire both business as well as data from their end customers. As of December 31, 2021, we have engaged with Li Auto, Hozon New Energy Automobile, Voyah Auto, SERES Auto, Geely Auto, Ford, Great Wall Motor, Chery Automobile and ENOVATE Motors for dedicated NEV insurance business. And also, we have engaged with NIO, XPENG, Voyah Auto, Great Wall Motor and Geely Auto to offer diverse after-sales solutions.

Solving the pain points of NEV OEMs. The emerging NEV OEMs and NEV brands of traditional automotive companies usually adopt a direct sales strategy, resulting in an insufficient service network in terms of both service depth and geographic coverage. We believe this makes us an ideal partner to help them empower their offline service systems. We work together with our NEV OEM clients offering various services via our 42,000 after-sales service providers throughout the NEV life cycle. Moreover, NEV OEMs face demands from their customers for a wide range of insurance products, allowing us to engage with clients using our broad lineup of online insurance products.

Joining the digital trend. The NEV OEMs usually reach, manage and serve their customers from digital interfaces such as vehicle owner APPs or smart car panels. We work closely with NEV OEMs and smart car panel manufacturers to connect our systems which we have optimized and re-designed to ensure friendly user experience and a fully digitalized service offering. We believe that such direct connection also allows us to reach end customers earlier, which can help enhance our consumer recognition and brand loyalty.

New types of services. The new energy vehicle usually adopts different power systems and body structure, which has created new types of after-sales services. We are now working closely with both OEMs and our service providers to offer specific services for NEV owners such as battery maintenance and battery change.

Competition

The automobile insurance intermediation market and the integrated automotive after-sales service market in China are fragmented and competitive , according to Forest & Sullivan. We compete with online and offline insurance intermediaries and insurance companies to sell insurance products. We also compete with other integrated automotive after-sales service providers that offer similar services as our automotive after-sales services. As competition in China’s integrated automotive after-sales service market intensifies, we believe that we are well positioned to take advantage of opportunities in this growing industry due to our leading position in the market, our validated technologies, our client pool and years of experience and industry knowledge from our management team.

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Our Technology

We believe that the success of our business is dependent on our strong technological capabilities which support us in streamlining workflow, delivering superior user experience, securing information on our platforms, increasing operational efficiency and enabling innovations. Our cloud-based digital platform is the foundation of our operations, and supports our entire transaction process. We adopt AI, hybrid cloud, big data and hyper-scale technologies to continuously and iteratively upgrade our systems. We have developed our digital systems and relevant online software and apps, which include our hybrid cloud, online insurance interface, our after-sales apps, our order allocation system, the automotive after-sales service modules imbedded in the apps of our after-sales partners and various desktop and mobile applications utilized by our employees, clients and partners. Key components of our technology systems include:

●	Plug-in and flexible implementation: Our digital system empowers our after-sales partners with capability to implement the service solutions rapidly and cost-efficiently, with an average implementation period of less than two weeks. Our clients can choose the service category to customize a service solution while our operation and technical teams work seamlessly to perform the implementation and testing. Our digitalized service solution could be embedded into our client’s existing systems through Application Programming Interface (API), HTML 5, Applet or their own applications without disrupting their previous work processes, meanwhile providing full functionality to serve end customers. Our plug-in after-sales services are now implemented in over 1,100 of our clients’ diverse online applications.

●	Secured Hybrid Cloud and Data: We developed our hybrid cloud to support our multi-tenant digital platform which process massive transactions every day. Since many of our clients are banking, insurance or other data sensitive institutions, we maintain a financial institution’s level cyber security throughout our systems to monitor and manage data traffic on a real-time basis. We also implement multiple layers of security measures to insulate our database from unauthorized access, along with sophisticated security protocols for communication among applications. We have obtained ISO:27001:2013 information security management system certification from China Cybersecurity Review Technology and Certification Center (CCRC) and S3A3 of Cybersecurity Protection Level by Shanghai Institution of Integrated Application of Network Technology.

●	Innovation: We continue investing in R&D for innovative solutions for our clients and partners. Our automotive insurance intermediation solution helps end customers finish the insurance purchase process within a few minutes. Our multi-tenant platform has derived over 40 sub-systems which continually release new features for clients, partners and our internal staff. We also work closely with NEV OEMs and smart panel companies to deploy new features and services into their mobile applications or car panels to meet trends and customer expectations in the auto industry.

●	Automation. We maintain a highly automated management process. For our insurance intermediation business, we imbedded modules with functions including real-time insurance premium quotes inquiry and underwriting decisions that connects to and automatically interacts with our insurance company clients. Our after-sales service orders are also processed by our AI task scheduling system based on service category, location and time requirements, and distributed to the best available service providers. Our automation initiatives save time and costs, and boost the efficiency of our business and our clients’ and end customers’ satisfaction.

●	Managing complexity. We believe our multi-tenants digital platform plays a critical role in managing the growing complexity of our business while meeting customer expectations. We are working with over 1,200 after-sales partners, over 42,000 after sales service providers, 85 insurance companies and over 59,000 insurance sales partners. Our platform and its 40 derived sub-systems support over 1,100 service solutions embedded in client applications. Our platform digitalizes and manages complex processes and interactions across all parties in the automotive ecosystem with their diverse business workflows.

●	Cyber resilience. We have adopted various IT safety measures to enhance our information security, including firewalls, data encryption and intrusion detection. We utilize multiple data centers in different cities and maintain data redundancy through a real-time multi-layer data backup system to ensure the reliability of our systems. We have implemented a disaster recovery program which enables us to react appropriately in an emergency and instantly back up our data to an additional data center if needed. Our board of directors review our cyber security measures and cyber resilience on a half annual basis. As our suppliers and service providers rely on our digital platforms, they present minimal increase in cybersecurity risks. We work closely with our enterprise clients to ensure the cyber resilience of integrating our digital platforms with their customary platforms and apps.

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Intellectual Property

We regard our copyrights, service marks, trademarks, trade secrets, and other intellectual properties as critical to our success. We rely on trademarks and copyrights; trade secret protection; and non-competition, confidentiality, and license agreements with our employees, end consumers, partners, and others to protect our intellectual property rights. Before we launch any new products or services, we apply for registration of related trademarks, and software copyrights. As of December 31, 2021, we had 27 registered trademarks, 98 registered copyrights of computer software, and 6 registered domain names that are material to our business.

Health, Work Safety, Social And Environmental Matters

We have entered into employment contracts with our employees in accordance with the applicable PRC laws and regulations. Our employees’ manual contains policies and procedures regarding work safety and occupational health issues. We provide our employees with annual medical checks and safety training. Our human resources department is responsible for recording and handling work accidents as well as maintaining health and work safety compliance records.

During the last two years, we had not been subject to any fines or other penalties due to non-compliance with health, work safety, social or environmental regulations. We were not required to and did not pay any compensation to employees in respect of claims for personal or property damages.

Legal Proceedings

During the last two years, we were not involved in any actual or pending legal, arbitration or administrative proceedings (including any bankruptcy or receivership proceedings) that we believe would have a material adverse effect on our business, results of operations, financial condition or reputation. There are no legal, arbitral or administrative proceedings before any court current or pending against, or involving, the properties or our businesses or to which any of our properties or our members is subject, which would have a material adverse effect on our business, results of operations, financial condition or reputation. However, we may from time to time become a party to various legal, arbitration or administrative proceedings arising from the ordinary course of business. During the same time period, none of our directors, supervisors or senior management was involved in any material litigation, arbitration or administrative proceedings relating to our company.

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SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA OF SUNCAR

The following summary consolidated statements of operations data for the years ended December 31, 2020 and 2021, summary consolidated balance sheet data as of December 31, 2020 and 2021 and summary consolidated cash flow data for the years ended December 31, 2020 and 2021 have been derived from SunCar’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus. The historical results included below and elsewhere in this proxy statement/prospectus are not indicative of the future performance of SunCar. You should read this Summary Financial Information section together with our consolidated financial statements and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SunCar” contained elsewhere herein.

The following table presents SunCar’s summary consolidated statements of operations data for the years ended December 31, 2020 and 2021.

(In U.S. Dollar thousands, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2020	2021

Revenues	$238,925	$249,235

Operating cost and expenses
Integrated service cost	(131,932)	(156,852)
Commission cost	(79,515)	(55,222)
Selling expenses	(6,835)	(12,731)
General and administrative expenses	(7,780)	(10,420)
Research and development expenses	(5,029)	(3,651)
Total operating costs and expenses	(231,091)	(238,876)

Operating profit	7,834	10,359

Other income/(expenses)
Financial expenses, net	(2,100)	(3,045)
Investment income	255	759
Other income, net	2,385	2,457
Total other income, net	540	171

Income before income tax expense	8,374	10,530
Income tax expense	(1,752)	(938)
Income from continuing operations, net of tax	6,622	9,592

Discontinued operations:
Net loss from the operations of the discontinued operations, net of tax	(16,397)	(27,682)

Net loss	(9,775)	(18,090)

Net income from continuing operations	6,622	9,592
Less: Net income attributable to non-controlling interests of continuing operations	3,219	5,650
Net income from continuing operations attributable to SunCar’s ordinary shareholders	3,403	3,942

Net income per ordinary share from continuing operations:
Basic	$0.01	$0.01
Diluted	$0.01	$0.01

Net loss attributable to SunCar’s ordinary shareholders per ordinary share
Basic and diluted	$(0.06)	$(0.11)

Weighted average shares outstanding used in calculating basic and diluted loss per share
Basic and diluted	225,000,000	225,000,000

Weighted average shares outstanding used in calculating basic and diluted income per share
Basic and diluted	418,668,614	418,668,614

The following table presents SunCar’s summary consolidated balance sheet data as of December 31, 2020 and 2021.

	As of December 31
	2020	2021

Total assets	$211,128	$214,270
Total liabilities	$161,657	$187,807
Total shareholder’s deficit	$2,979	$(21,436)
Non-controlling interests	$46,492	$47,899
Total equity	$49,471	$26,463

The following table presents SunCar’s summary consolidated cash flow data for the years ended December 31, 2020 and 2021.

	For the years ended December 31,
	2020	2021

Net cash provided by (used in) operating activities of continuing operations	$11,528	$(19,105)
Net cash used in investing activities of continuing operations	$(29,037)	$(20,091)
Net cash provided by (used in) financing activities of continuing operations	$49,693	$(1,185)

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF SUNCAR

You should read the following discussion and analysis of SunCar’s financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and SunCar’s consolidated financial statements and the related notes included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. SunCar’s actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this proxy statement/prospectus.

Business Overview

SunCar is a leading provider of digitalized enterprise automotive after-sales services and online auto insurance intermediary in China. SunCar generates its revenue from automotive after-sales service business, insurance intermediation business and technology service business.

SunCar operates its automotive after-sales services business through offering customized service solutions to its enterprise clients (its “after-sales partners”), who are major banks, insurance companies and other enterprises who have end customers demanding automotive services. The after-sales service includes regular maintenance as well as reserved services. Those services are ultimately provided to end-customers of our enterprise clients by after-sales service providers SunCar engages through our online platform.

For insurance intermediation business, SunCar facilitates the sales of automobile insurance products underwritten by major insurance companies in China. SunCar receives commissions from these insurance companies, typically a percentage of the premium paid by insurance purchasers. SunCar implements, automates and streamlines the insurance purchasing process on its proprietary, fully online digital apps, integrating full spectrum products from leading insurers in China.

SunCar operates its technology service business by providing technical software and consulting related to automobile services and insurance. SunCar has built modular online management tools such as customer relationship management (CRM), order management, finance management and visual analysis systems, based on its proprietary hybrid cloud platform. All of its automotive after-sales suppliers and insurance sales partners use all or some of these online tools to manage their daily work, allowing the opportunity to monetize these online software SunCar built.

According to the Frost & Sullivan Report, as of December 31, 2021, SunCar ranked first both in terms of revenue in China among the enterprise automotive after-sales services market at 13.9% market share, as well as in terms of auto insurance premium facilitated for NEVs in China among the auto insurance agencies at 5.2% market share.

Significant Factors Impacting Financial Results

Relationship with customers

For automobile after-sales services business, after-sales partners are clients of SunCar, mainly comprising of banks, insurance companies, telecoms companies, airlines and other large corporations. For insurance intermediation business, SunCar distributes primarily automobile insurance products on behalf of well-known insurance companies in China. It is critical for SunCar to maintain good relationship and obtain recognition from both its enterprise clients and their end consumers. SunCar needs to keep growing its business, building its brand influence and improving its quality of service to attract new clients, solidify relationships with existing clients, and bring satisfactory service experience to end consumers. Positive feedback from end consumers encourages its clients to deepen their business relations with SunCar.

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Cooperation with suppliers

For automobile after-sales services business, SunCar relies on after-sales service providers, who are its suppliers, to deliver a variety of automobile-related services to the customers of its after-sales partners. Positive feedback from end consumers depends on the quality of service provided by its suppliers. If its relationships with its suppliers deteriorate, its business, financial condition and results of operations may be materially and adversely affected.

For insurance intermediation business, SunCar collaborates with various external referral sources to expand its market penetration and broaden its end consumer base. SunCar builds up a business network of external sales partners, including offline after-sales networks with frequent exposure to car owners, major online platforms with significant user traffic, and emerging NEV OEMs and service providers. Its good relationships with external referral sources are crucial for SunCar to attract end customers for its insurance intermediation business.

Operating efficiency of its business

While SunCar expects its operating costs and expenses to increase as its business grows, SunCar also expect them to decrease as a proportion of its revenues as SunCar improves its operating efficiency and achieves greater economies of scale.

The cross-utilizations and interconnections between its automotive after-sales service and insurance intermediation business lines enable positive feedback loops between them and symbiotic growth of both. While SunCar is developing its nation-wide automotive service supplier network, these suppliers become its sales partners of its insurance intermediation business. Conversely, when SunCar engages with insurance companies to sell their insurance products, SunCar also engages them as clients of its after-sales services.

Its business is built on a cloud-based, multi-tenant digital platform to which SunCar has continued to integrate both its client base as well as its service and sales network. SunCar is in the process of digitalizing all its internal workflow as well as the related business processes of its partners, empowering them with efficient and user-friendly tools and systems. SunCar continues to adopt more cutting-edge technologies in AI, big data and robotics process automation (RPA) to iteratively upgrade its digital platform for new features and better performance.

Regulations

Its automobile insurance intermediation business, like all insurance-related business in China, are extensively regulated by the China Banking and Insurance Regulatory Commission (“CBIRC”), under regulations including but not limited to PRC Insurance Law, Regulatory Provisions on Professional Insurance Agencies. Aspects of its insurance intermediation business so regulated include terms and premium rates of the insurance products SunCar distributes for major insurance companies, the commission rates SunCar earns, as well as the way SunCar operates its insurance intermediation businesses generally. Regulations or administrative measures further restricting or reducing insurance premiums or insurance agency commissions could have material adverse impact on the revenue and profitability of its insurance intermediation business, if SunCar is not able to increase its business volume and efficiency to compensate for the effect of such regulatory changes, or pass on any downward impact on its revenue to external participants in the insurance supply chain.

On September 2, 2020, CBIRC released guidance of The Implementation of Comprehensive Reform of Auto Insurance (CBIRC Supervision and Development No. 41 2020, hereinafter referred to as “No. 41 2020 Guidance”), and set phased goals for insurance companies to “reduce price, increase insurance policy volume, and improve quality”, which reduced premium rate limits by 20% and reduced commission rate limits by roughly half from 20% to 10.5% (as its insurance-related revenue primarily comes from commissions, the effects of these two reductions on SunCar are multiplicative). This rate reduction adversely affected its insurance intermediation service revenue in 2021.

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Impact of COVID-19 and Other Global Disasters

The effect of the novel coronavirus (“COVID-19”) has significantly impacted the global economy. COVID-19 and the measures taken by countries, particularly China, have adversely affected and could in the future materially adversely impact its business, results of operations, and financial condition. Generally, the ongoing global macroeconomic situation, including the COVID-19 pandemic, sanctions, anticipated weakness in the credit markets, and liquidity problems for the financial services industry may impact its financial condition. For examples, the weakness in the overall financial markets may cause us difficulties in securing additional financing, and the weakened financial conditions of its clients, suppliers, and business partners may prevent them from honoring their obligations to SunCar. Specifically, the associated impact of COVID-19 closures and mobility restrictions on the economy, including supply chain disruptions, high inflation, high energy prices, and supply-demand imbalances are expected to continue in the foreseeable future. SunCar closely monitors its customer accounts and had not experienced significant bad debt of accounts receivable as of December 31, 2021.

The ultimate impact of COVID-19 and other global disasters on its business, results of operations, financial condition, and cash flows is dependent on future developments, including natural forces and government responses which are uncertain and beyond its prediction at this time. SunCar will pay close attention to the development of these macroeconomic risks, and assess and take measures to minimize their impacts.

Impact of Global Inflationary Pressures

SunCar faces two types of possible inflationary pressures: a general pressure from inflation-related economic slowdown, and a specific pressure from inflation of the prices of fuel. First, SunCar considers the impact of inflation on the business is immaterial as the operations are in China, and China’s inflation rates have been relatively stable in the last three years: approximately 2.9% in 2019, 2.5% in 2020 and 0.9% in 2021. Second, since the 2022 inflation episode was triggered by the conflict in Ukraine and the resulting increase in fossil fuel prices, it particularly impacts the automobile industry which still mainly relies on fossil fuel to power the vehicles. Thus, with the increasing fuel price, people may drive less, and less people may choose to buy cars, the automotive and related industries, including insurance and after-sales service industries where SunCar operates, would also be adversely impacted. However, we anticipate the pressure to be limited, since we have been working with car manufactures directly and indirectly request the insurance company to develop insurance products designed for NEVs. We believe as the NEVs become more and more popular, insurance for NEVs can effectively increase our revenues and offset the adverse impact brought by the increase fuel prices.

Impact of Supply Chain Disruptions

Outbreak of COVID-19 since the beginning of March 2020 has adverse impact on our supply chain, which led to general shutdown of cities, and weaken the financial conditions of our suppliers. However, it did not lead to server supply chain disruptions, because that (1) our automotive after-sales service business, our suppliers recover quickly from the impact of COVID-19 to provide more service due to the uptrend of vehicle usage post COVID-19, and we have a large after-sales service supplier base to confront with the situation that some of our supplier could not provide service temporarily due to the adverse impact of COVID-19; (2) our insurance intermediation business does not encounter any supply chain disruption as our external referral sources could expand our market penetration and broaden our end consumer base both online and offline. SunCar continuously pays close attention to the supply chain impacted by COVID-19, performs further assessment and takes relevant measures to minimize the impact. Except for the impact of COVID-19, there is no any other interruptions led to supply chain disruptions would affect our business.

Therefore, as of the date of this prospectus, supply chain disruptions do not materially affect our outlook or business goals, nor have it materially impacted our results of operations or capital resources.

Critical Accounting Estimates

SunCar prepares its consolidated financial statements in accordance with U.S. GAAP, which requires SunCar to make judgments, estimates and assumptions. To the extent that there are material differences between these estimates and actual results, its financial condition or results of operations would be affected. SunCar bases its estimates and assumptions on its own historical data and other assumptions that SunCar believes are reasonable after taking account of its circumstances and expectations for the future based on available information. SunCar evaluates these estimates and assumptions on an ongoing basis.

Its expectations regarding the future are based on available information and assumptions that SunCar believes to be reasonable and accurate, which together form its basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, its actual results could differ from those estimates. Some of its accounting policies require a higher degree of judgment than others in their application.

The critical accounting policies, judgments and estimates that SunCar believes to have the most significant impact on its consolidated financial statements are described below, which should be read in conjunction with its consolidated financial statements and accompanying notes and other disclosures included in this prospectus. When reviewing its financial statements, you should consider:

●	its selection of critical accounting policies;

●	the judgments and other uncertainties affecting the application of such policies;

●	the sensitivity of reported results to changes in conditions and assumptions.

SunCar considers an accounting estimate to be critical if: (i) the accounting estimate requires SunCar to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that SunCar reasonably could have used in the current period, would have a material impact on its financial condition or results of operations. SunCar considers its critical accounting estimates include (i) revenue recognition; (ii) allowance for doubtful accounts; and (iii) valuation allowances of deferred tax assets.

Revenue Recognition

Revenues of continuing operations of SunCar are mainly generated from providing automotive after-sales service, insurance intermediation service and technology service.

Automotive after-sales service

SunCar defines enterprise clients as SunCar’s customers and SunCar sells automotive after-sales service coupons to enterprise clients, which each coupon represents one specific automotive after-sales service. There are various service types including vehicle washing, waxing, maintenance, driving service and road assistance, and SunCar only provides one specific service among various service types for each specific service coupon. SunCar identifies each specific service coupon as a contract that establishes enforceable rights and obligations for each party. SunCar charges the service fee at a fixed price per service when the service is performed. For service coupons with limited duration, SunCar either charges the service fee at a fixed price per service when the service is performed or when the coupon expires, whether or not the service has been performed. SunCar considers each service coupon is a distinct service that is capable of providing a benefit to the customer on its own according to ASC 606-10-25-14(a). Therefore, SunCar identifies only one performance obligation under a contract, which is to provide a specific service or to stand-ready to perform a specific service within a limited duration. SunCar acts as a principal as SunCar controls the right to services before the services are provided to customers and SunCar has the ability to direct other parties to provide the services to customers on SunCar’s behalf. Specifically, SunCar has the ability to choose service providers, is primarily responsible for the acceptability for the service meeting customer specifications, bears inventory risk after transfer of control of services to customers, and has the discretion in establishing the price with customers and with service providers and bears credit risk. SunCar recognizes revenue in the gross amount of consideration at a point of time when the service is provided, or when the service coupon expires. SunCar does not provide refunds to customers when a coupon is expired but not used.

Insurance intermediation service

SunCar provides insurance intermediation service distributing primarily automobile insurance on behalf of the insurance companies and charges insurance companies for intermediation service commissions. Insurance intermediation services are considered to be rendered and completed, and revenue is recognized, at the time an insurance policy becomes effective, that is, when the signed insurance policy is in place and the premium is collected from the insured. SunCar has satisfied the performance obligation to recognize revenue when the premiums are collected by the respective insurance companies and not before, because collectability is not ensured until receipt of the premium. Accordingly, SunCar does not accrue any insurance intermediation service commission and fees prior to the receipt of the related premiums. No allowance for cancellation has been provided for intermediation services as cancellation of policies rarely occurs.

Technology service

SunCar provides technology service including technical software and consulting related to automobile services and insurance, such as customer relationship management (CRM), order management, finance management and visual analysis systems. SunCar charges service fee based on fixed price per month for service provided, and recognize revenue over time during the service period.

Allowance for doubtful accounts

SunCar reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. SunCar considers many factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

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SunCar recognized no bad debt expense for the years ended December 31, 2020 and 2021.

Valuation allowance of deferred tax assets

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. SunCar considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, SunCar has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

For the years ended December 31, 2020 and 2021, SunCar recognized valuation allowance of deferred tax assets of US$2.0 million and US$2.3 million, respectively. A 10% increase in its valuation allowance of deferred tax assets would have decreased its net income from continuing operations by 3.1% and 2.4%, respectively, for the years ended December 31, 2020 and 2021.

Reconciliation of Non-GAAP Financial Information

To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, SunCar uses adjusted adjust net income, which are non-GAAP financial measures, in evaluating its operating results and for financial and operational decision-making purposes.

Adjusted net income represents net income before share-based compensation expenses.

SunCar believes that these non-GAAP financial measures help identify underlying trends in its business that could otherwise be distorted by the effect of the expenses that SunCar includes in total operating costs and expenses, income from operations and net income. SunCar believes that these non-GAAP financial measures also provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. They should not be considered in isolation or construed as alternatives to net income or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review these historical non-GAAP financial measures in light of the most directly comparable GAAP measures, as shown below. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to its data. SunCar encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The table below sets forth a reconciliation of these non-GAAP financial measures for the periods indicated.

	For the years ended December 31,
	2020	2021
	(in thousands)
Net income from continuing operations	6,622	9,592
Add: share-based compensation expenses	520	1,668
Adjusted net income from continuing operations	$7,142	$11,260

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Key Components of Results of Operations

Revenue

Revenues of SunCar are derived from automotive after-sales service, insurance intermediation service and technology service. The following table sets forth the breakdown of its total revenues, both in absolute amount and as a percentage of its total revenues, for the years indicated.

	For the Year Ended December 31,
	2020		2021
	(in thousands, except for percentages)
Automotive after-sales services	$154,238	65%	$187,880	75%
Insurance intermediation service	84,161	35%	56,766	23%
Technology service	526	0%	4,589	2%
Total	$238,925	100%	$249,235	100%

Automotive after-sales service. SunCar provides/offers customized automobile after-sales services, ultimately provided to end-customers of its enterprise clients. These services include regular maintenance as well as reserved services such as car wash, oil change, tire repair, car beautification, road assistance, flight pickup, designated driving, VIP lounge, etc. SunCar charges the service fee either based on the number of service items completed at a fixed price per item, or, charges for the service coupons with limited duration term sold, no matter whether services have been performed. SunCar acts as a principal as SunCar controls the right to services before providing them to end customers. Therefore, SunCar recognizes revenue in the gross amount of consideration at the point of time when the service is provided, or when the service coupons with limited duration term expired.

Insurance intermediation service. SunCar provides insurance intermediation service distributing automobile insurance products on behalf of insurance companies. Insurance intermediation services are considered to be rendered and completed and revenue is recognized at the time an insurance policy becomes effective, i.e. when the signed insurance policy is in place and the premium is collected from the insured. SunCar recognizes revenue when the premiums are collected by the respective insurance companies, because collectability is not ensured until receipt of the premium. Accordingly, SunCar does not accrue any commission and fees prior to the receipt of the relevant premiums.

Technology service. SunCar operates its technology service business by providing technical software and consulting related to automobile services and insurance, including modular online management tools such as customer relationship management, order management, finance management and visual analysis systems. For use of its technology services, SunCar charges technology service fees based on fixed prices per service period for service provided, and recognize revenue over time during the service period.

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Operating costs and expenses

The following table set forth our operating costs and expenses, both in absolute amount and as a percentage of total revenues, for the years indicated.

	For the Year Ended December 31,
	2020		2021
	(in thousands, except for percentages of total revenue)
Integrated service cost	$131,932	55%	$156,852	63%
Commission cost	79,515	33%	55,222	22%
Selling expenses	6,835	3%	12,731	5%
General and administrative expenses	7,780	3%	10,420	4%
Research and development expenses	5,029	2%	3,651	1%
Total	$231,091	96%	$238,876	95%

Integrated service cost. The integrated service cost primarily consists of service fees paid to automotive after-sales service providers to provide customized service for end consumers of its enterprise clients, and service fees paid to third parties for technology development. The service fee is determined based on and recognized in the period of the actual services rendered.

Commission cost. Commission cost represents (i) promotional service fee to explore extensive networks of automotive after-sales service and insurance intermediation; and (ii) service fees SunCar pays to promotion channels, including but not limited to offline after-sales networks, online platforms, and emerging NEV OEMs and service providers. Commission cost is recognized in the period incurred.

Selling expenses. Selling expenses primarily consists of (i) salaries and employment benefits for employees who work in service line; (ii) communication and travel expenses, and (iii) depreciation expenses related to sales. Depreciation expenses are calculated based on a straight-line basis over the estimated useful lives of the assets.

General and administrative expenses. General and administrative expenses primarily consist of (i) staff costs, rental and depreciation expenses related to general and administrative personnel; (ii) share-based compensation expenses; and (iii) other corporate expenses.

Research and development expenses. Research and development expenses primarily consist of payroll and employee benefits for research and development employees, rental expenses, utilities and other related expenses related to design, develop and maintain technological service platform to support its internal and external businesses.

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Results of Operations

The following table sets forth a summary of consolidated results of operations for the period indicated. This information should be read together with consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,		Change
	2020	2021	Amount	%
	(in thousands, except for percentages)
Revenues
Automotive after-sales services	$154,238	$187,880	$33,642	22%
Insurance intermediation service	84,161	56,766	(27,395)	-33%
Technical service	526	4,589	4,063	772%
Total revenues	238,925	249,235	10,310	4%

Operating costs and expenses
Integrated service cost	(131,932)	(156,852)	(24,920)	19%
Commission cost	(79,515)	(55,222)	24,293	-31%
Selling expenses	(6,835)	(12,731)	(5,896)	86%
General and administrative expenses	(7,780)	(10,420)	(2,640)	34%
Research and development expenses	(5,029)	(3,651)	1,378	-27%
Total operating costs and expenses	(231,091)	(238,876)	(7,785)	3%

Operating profit	7,834	10,359	2,525	32%

Other income/(expenses)
Financial expenses, net	(2,100)	(3,045)	(945)	45%
Investment income	255	759	504	198%
Other income, net	2,385	2,457	72	3%
Total other income, net	540	171	(369)	-68%

Income before income tax expense	8,374	10,530	2,156	26%
Income tax expense	(1,752)	(938)	814	-46%
Income from continuing operations, net	6,622	9,592	2,970	45%

Discontinued operations:
Net loss from the discontinued operations	(16,397)	(27,682)	(11,285)	69%

Net loss	(9,775)	(18,090)	(8,315)	85%
Other comprehensive income
Foreign currency translation difference	1,195	907	(288)	-24%
Total comprehensive loss	$(8,580)	$(17,183)	$(8,603)	100%

Year ended December 31, 2021 compared with year ended December 31, 2020

Revenue

Total revenue of SunCar increased by 4% from US$238.9 million for the year ended December 31, 2020 to US$249.2 million for the year ended December 31, 2021.

Automotive after-sales service. Automotive after-sales service revenue increased by 22% from US$154.2 million for the year ended December 31, 2020 to US$187.9 million for the year ended December 31, 2021. The increase was driven by the increase of service orders in 2021. In fiscal year 2021, SunCar developed extensive service network to serve more enterprise clients, and completed more automotive after-sales services orders.

Insurance intermediation service. Insurance intermediation service revenue decreased by 33% from US$84.2 million for the year ended December 31, 2020 to US$56.8 million for the year ended December 31, 2021, which was primarily driven by the No. 41 2020 Guidance of CBIRC. The regulation-driven decrease of insurance premiums and commission rates accounts for most of the decrease of insurance intermediation service revenue. In 2021, the number of insurance policy sold decreased slightly by 7% compared with those in 2020.

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Technology service. Technology service revenue increased from US$0.5 million for the year ended December 31, 2020 to US$4.6 million for the year ended December 31, 2021. Technology service is new business focus of SunCar. SunCar is improving its market share and its business capacity in this business line.

Operating costs and expenses

Operating costs and expenses decreased slightly from US$231.1 million for the year ended December 31, 2020 to US$238.9 million for the year ended December 31, 2021.

Integrated service cost. Integrated service cost increased by 19% from US$131.9 million for the year ended December 31, 2020 to US$156.9 million for the year ended December 31, 2021. The increase of integrated service cost was in line with the increase in its automotive after-sales service revenue.

Commission cost. Commission cost decreased by 31% from US$79.5 million for the year ended December 31, 2020 to US$55.2 million for the year ended December 31, 2021. Affected by the Guidance of CBIRC in 2021, SunCar decreased the commission fees paid to promotion channels accordingly, which resulted in the decrease of commission cost.

Selling expenses. Selling expenses increased by 86% from US$6.8 million for the year ended December 31, 2020 to US$12.7 million for the year ended December 31, 2021, primarily due to the increase in depreciation expense of US$2.3 million for the property, plant and equipment purchased at the end of 2020, which was for sales department’s use to store sales information, and the increase in the promotion expense of US$3.6 million due to the promotion of its technology service business.

General and administrative expenses. General and administrative expenses increased by 34% from US$7.8 million for the year ended December 31, 2020 to US$10.4 million for the year ended December 31, 2021, primarily due to the increase of share-based compensation expense. On September 9, 2020, SunCar approved the 2020 Share Incentive Plan to grant eligible employees 2,500,000 of restricted ordinary shares of Shanghai Shengshi Dalian Automobile Service Co. Limited, one of its subsidiaries. The restricted ordinary shares are subject to an annual vesting schedule that vests 20% of granted restricted shares over the next five years as the employees are required to provide service for a total of 60 months to earn the award. For the years ended December 31, 2020 and 2021, SunCar recognized US$0.5 million and US$1.7 million of share-based compensation expense, respectively.

Research and development expenses. Research and development expenses decreased by 27% from US$5.0 million for the year ended December 31, 2020 to US$3.7 million for the year ended December 31, 2021. SunCar relied more on outsourcing technical services in 2020 while in turn relied more on its employees in 2021 to improve cost efficiency, which resulted in the decrease of personnel expenditure of research and development expenses.

Discontinued operations and net loss from the operations of the discontinued operations

In December 2021, board of directors of Shanghai Feiyou approved to dispose Shengda Automobile Service Group Co., Limited and its subsidiaries (“Shengda Group”), primarily operating in financial leasing business, for the purpose of concentrating on its remaining major business lines. Therefore, SunCar presented the Shengda Group and its subsidiaries as discontinued operations in the current and comparative period financial statements. Net loss from the operations of the discontinued operations increased by 69% from US$16.4 million for the year ended December 31, 2020 to US$27.7 million for the year ended December 31, 2021, which was primarily led by:(1) the contracting business of financial leasing, (2) the increased bad debt provision provided, and (3) the stable fixed and required basis costs and expenses including personnel expenditure, rental expense and other expense to maintain normal operating activities. On March 1, 2022, SunCar transferred all the equity of Shengda Group to Jiachen Information Technology (Shanghai) Co., Ltd., an affiliate of Mr. Ye Zaichang, who is also the largest shareholder of SunCar, for the nominal consideration as Shengda Group are in a position of net liability position as of the disposal date.

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Taxation

Cayman Islands

Under the current laws of the Cayman Islands, SunCar is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, form April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations, and the remaining profits will continue to be taxed at the existing tax rate, 16.5%. No provision for Hong Kong profits tax had been made to China Auto Market Group Ltd., a subsidiary of SunCar, during the years ended December 31, 2020 and 2021 as it did not have assessable profit during the periods presented.

PRC

Generally, SunCar’s subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

According to Taxation [2019] No. 13 which was effective from January 1, 2019 to December 31, 2021, an enterprise is recognized as a small-scale and low-profit enterprise when its taxable income is less than RMB3 million. A small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 5% on its taxable income below RMB1 million and another preferential tax rate of 10% on its taxable income between RMB1 million and RMB3 million in 2020. A small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 2.5% on its taxable income below RMB1 million and another preferential tax rate of 10% on its taxable income between RMB1 million and RMB3 million in 2021.

High and new technology enterprises enjoy a preferential tax rate of 15% under PRC tax law. Shanghai Chengle Network Technology Co., Limited, one of subsidiaries of SunCar, currently qualifies as a “new high-tech enterprise”, and has been entitled to the preferential rate of 15% from 2018 through 2021, and successfully renewed the qualification in December 2021, which would be effective within 3 years. Shengshi Dalian Automobile, one of key subsidiaries of SunCar, qualified as a “new high-tech enterprise” and was entitled to a preferential tax rate of 15% from 2018 through 2021, and successfully renewed the qualification in December 2021, which would be effective within 3 years.

Dividends paid by its wholly foreign-owned subsidiaries in China to its intermediary holding companies in Hong Kong will be subject to a withholding tax rate of 10%, unless they qualify for a special exemption. If its intermediary holding companies in Hong Kong satisfy all the requirements under the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income and receive approval from the relevant tax authority, then dividends paid to them by its wholly foreign-owned subsidiaries in China will be subject to a withholding tax rate of 5% instead.

If SunCar’s holding company in the Cayman Islands or any of its subsidiaries outside of China were deemed to be a “resident enterprise” under the Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%.

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Liquidity and Capital Resources

The following table sets for a summary of our cash flows for the period presented.

	For the Year Ended December 31,
	2020	2021
	(in thousands)
Net cash provided by (used in) operating activities of continuing operations	$11,528	$(19,105)
Net cash provided by (used in) operating activities of discontinued operations	7,104	(6,462)
Net cash used in investing activities of continuing operations	(29,037)	(20,091)
Net cash used in investing activities of discontinued operations	(126)	(591)
Net cash provided by (used in) financing activities of continuing operations	49,693	(1,185)
Net cash (used in) provided by financing activities of discontinued operations	(5,816)	1,119
Effect of exchange rate changes	3,098	1,827
Net increase (decrease) in cash and restricted cash	$36,444	$(44,488)

As of December 31, 2021, SunCar had US$37.35 million in cash from continuing operations, and restricted cash of continuing operations, of which US$37.33 million was denominated in Renminbi and US$0.02 million was denominated in U.S. dollars. Most of the cash and restricted cash were held at banks located in China.

SunCar expects that substantially all of its future revenues will be denominated in RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, PRC Operating Entities of SunCar are allowed to pay dividends in foreign currencies to SunCar without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating Activities

Net cash used in operating activities of continuing operations for the year ended December 31, 2021 was US$19.1 million, as compared to a net income from continuing operations of US$9.6 million. The difference between net income and net cash used in operating activities was primarily attributable to an increase of US$35.1 million in accounts receivable and a decrease of US$15.0 million in accrued expenses and other current liabilities, offset by an increase of US$13.6 million in accounts payable, and depreciation and amortization of US$4.1 million. The increase of accounts receivables and accounts payable was primarily due to the growth of SunCar’s automobile after-sales business. The decrease of accrued expenses and other current liabilities was due to the settlement of payable of purchasing software as of December 31, 2020.

Net cash provided by operating activities of continuing operations for the year ended December 31, 2020 was US$11.5 million, as compared to a net income from continuing operations of US$6.6 million. The difference between net income and net cash provided by operating activities was primarily attributable to share-based compensation of US$0.5 million, an increase of US$8.4 million in accrued expenses and other current liabilities, an increase of accounts receivable of US$1.5 million, and an increase of tax payable of US$1.6 million, offset by an increase of prepaid expense and other current asset of US$4.1 million, a decrease of US$2.4 million in deferred revenue and an increase of US$2.3 million in deferred tax assets.

Investing Activities

Net cash used in investing activities of continuing operations for the year ended December 31, 2021 was US$20.1 million, consisting primarily of US$9.8 million in purchase short-term investment, US$9.0 million in purchase of construction in progress, and US$1.3 million in purchase of property and equipment.

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Net cash used in investing activities of continuing operations for the year ended December 31, 2020 was US$29.0 million, consisting primarily of US$9.5 million in purchase of property and equipment, US$10.1 million in purchase short-term investment, and US$9.2 million in purchase of construction in progress.

Financing Activities

Net cash used in financing activities of continuing operations for the year ended December 31, 2021 was US$1.2 million, consisting primarily of US$70.2 million in repayments of short-term bank borrowings, US$6.6 million in dividend paid to non-controlling shareholders, and US$1.2 million in repurchase of non-controlling interests, partially offset by proceeds from short-term bank borrowings of US$76.8 million.

Net cash provided by financing activities of continuing operations for the year ended December 31, 2020 was US$49.7 million, consisting primarily of US$77.7 million in proceeds from short-term bank borrowings and US$33.1 million in contribution from non-controlling shareholders, offset by US$60.0 million in repayments of short-term bank borrowings.

Capital Expenditures

Capital expenditures of SunCar are primarily incurred for purchase of property, equipment and software, and the installation of private cloud system. Its capital expenditures were US$18.7 million and US$10.3 million for the years ended December 31, 2020 and 2021. SunCar intends to fund its future capital expenditures with its existing cash balance and bank borrowings. SunCar will continue to incur capital expenditures as needed to meet the expected growth of its business.

Off-Balance Sheet Commitments and Arrangements

SunCar has not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, SunCar has not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its consolidated financial statements. Furthermore, SunCar does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. SunCar does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or engages in leasing, hedging or product development services with it.

Tabular Disclosure of Contractual Obligations

The following table sets forth SunCar’s contractual obligations as of December 31, 2021.

	Payment Due by Period
	Within one year	1-2 years	Total
Operating lease payment	$858	$257	$1,115
Capital payment	$15,386	$-	$15,386
Short-term borrowings	$69,030	$-	$69,030

SunCar recorded rental expense of US$1.0 million and US$1.0 million for the years ended 2020 and 2021, respectively. Other than what is disclosed above, SunCar did not have other significant commitments, long-term obligations, or guarantees as of December 31, 2021.

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SunCar also has certain capital commitments that primarily related to commitments for the purchase and installation of a private cloud system. Total capital commitments contracted but not yet reflected in the consolidated financial statement was US$15.4 million as of December 31, 2021. All of the capital commitments will be fulfilled in the future according to the investment payment schedule.

From time to time, SunCar takes out borrowings with commercial banks to provide for its working capital for daily operation. See “Index to Financial Statements—Borrowings”.

Research and Development, Patents and Licenses, etc.

For the years ended December 31, 2020 and 2021, research and development expenses of SunCar were US$5.0 million and US$3.7 million, respectively. Its research and development expenses consist primarily of payroll and employee benefit for research and development employees, rental expense, utilities and other related expenses related to design, develop and maintain technological service platform to support its internal and external business. SunCar expects spending in research and development to continue to be significant over time as SunCar plans to continue to invest in its technology and innovation to enhance customer experience and provide value to its business partners.

Trend Information

Other than as disclosed in this prospectus, SunCar is not aware of any trends, uncertainties, demands, commitments or events as of December 31, 2021 that are reasonably likely to have a material and adverse effect on its net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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GOLDENBRIDGE’S BUSINESS

Overview

Goldenbridge is a British Virgin Islands exempted company incorporated on August 12, 2019 as a blank check company for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination, with one or more target businesses. Our efforts to identify a prospective target business will not be limited to a particular industry or geographic region, although we intended to focus on opportunities in the artificial intelligence and any other related technology innovations market. Goldenbridge’s Existing Charter provide that it will liquidate the trust account and distribute the funds included therein to the holders of its securities sold in its IPO and dissolve if it does not consummate a Business Combination within 21 months (after three three-months extensions) from the closing of the IPO.

Offering Proceeds Held in Trust

On March 4, 2021, Goldenbridge consummated the IPO of 5,000,000 units, at $10.00 per unit, generating gross proceeds of $50,000,000. We granted the underwriters a 45-day option to purchase up to 750,000 additional GBRG Units to cover over-allotments at IPO price, less the underwriting discounts and commissions. Simultaneously with the closing of the IPO, we consummated the sale of 350,000 Private Units at a price of $10.00 per unit in a private placement to the Sponsor, generating gross proceeds of $3,500,000. Each GBRG Unit (including the Private Unit) consists of one ordinary share, one redeemable warrant to purchase one-half of one ordinary share at a price of $11.50 per full share and one right to receive one-tenth of one ordinary share upon consummation of an initial business combination. In addition, the company sold to Maxim (and its designees), for $100, an option to purchase 250,000 GBRG Units (or 287,500 GBRG Units if the underwriters’ over-allotment option is exercised in full) exercisable at $11.50 per unit (or an aggregate exercise price of $2,875,000, or $3,306,250 if the over-allotment option is exercised in full) commencing on the later of the consummation of a Business Combination and six months from the effective date of the Registration Statement.

On March 11, 2021, in connection with the underwriters’ election to fully exercise their over-allotment option, Goldenbridge consummated the sale of an additional 750,000 GBRG Units at a price of $10.00 per unit, generating total gross proceeds of $7,500,000. Following the closing, an additional $7,500,000 of net proceeds ($10.00 per unit) was placed in the trust account.

After deducting the underwriting discounts, offering expenses, and commissions from the IPO and the sale of the Private Units, a total of $57,500,000 was deposited into a trust account established for the benefit of Goldenbridge’s public shareholders, and the remaining proceeds became available to be used to provide for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses.

As of [●], 2022, we have approximately $[●] of unused net proceeds that were not deposited into the trust account to pay future general and administrative expenses. The net proceeds deposited into the trust account remain on deposit in the trust account earning interest. As of [●], 2022, there was $[●] held in the trust account (including $[●] of accrued interest which we can withdraw to pay taxes).

Business Combination Activities

On May 23, 2022, Goldenbridge entered into the Merger Agreement, which provides for the Business Combination, by and among Goldenbridge, SunCar, PubCo, Merger Sub and certain other persons. Pursuant to the terms of the Merger Agreement, Goldenbridge will merge with and into PubCo resulting in all Goldenbridge shareholders becoming shareholders of PubCo. Immediately after the Reincorporation Merger, Merger Sub will merge with and into SunCar, resulting in PubCo acquiring 100% of the issued and outstanding equity securities of SunCar.

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In the event that the Business Combination is not consummated by December 4, 2022, Goldenbridge’s corporate existence will cease and it will distribute the proceeds held in the trust account to its public shareholders, liquidate and dissolve. See section titled “Summary of the Proxy Statement/Prospectus — The Business Combination and the Merger Agreement” for more information.

Redemption Rights

Pursuant to Goldenbridge’s Existing Charter, Goldenbridge shareholders (except the initial shareholders including the Sponsor, and Maxim) will be entitled to redeem their GBRG Ordinary Shares for a pro rata share of the trust account (currently anticipated to be no less than approximately $[●] per ordinary shares for Goldenbridge shareholders) net of taxes payable. The initial shareholders, including the Sponsor and Maxim, do not have redemption rights with respect to any ordinary shares owned by them, directly or indirectly.

Appraisal Rights

Appraisal rights are not available to holders of ordinary shares in connection with the proposed Business Combination under British Virgin Islands law.

Automatic Dissolution and Subsequent Liquidation of Trust Account if No Business Combination

If we do not consummate a business combination by December 4, 2022, it will trigger our automatic winding up, liquidation and subsequent dissolution pursuant to the terms of our Existing Charter. Accordingly, no vote would be required from our shareholders to commence such a voluntary winding up, liquidation and subsequent dissolution. If we are unable to consummate our initial business combination within such time period, we will, as promptly as possible but not more than ten business days thereafter, redeem 100% of our outstanding public shares for a pro rata portion of the funds held in the trust account, including a pro rata portion of any interest earned on the funds held in the trust account and not previously released to us or necessary to pay our taxes, and then seek to liquidate and dissolve. However, we may not be able to distribute such amounts as a result of claims of creditors which may take priority over the claims of our public shareholders. In the event of its dissolution and liquidation, the Public Rights and Public Warrants will expire and will be worthless.

The amount in the trust account (including the deferred underwriting compensation) will be available for distribution under the Companies Act provided that immediately following the date on which the proposed distribution is to be made, we are able to pay our debts as they fall due in the ordinary course of business, and the value of Goldenbridge’s assets exceed its liabilities. If we are forced to liquidate, we anticipate that we would distribute to our public shareholders the amount in the trust account calculated as of the date that is two days prior to the distribution date (including any accrued interest).

Prior to such distribution, we would be required to assess all claims that may be potentially brought against us by our creditors for amounts they are actually owed and make provision for such amounts, as creditors take priority over our public shareholders with respect to amounts that are owed to them. We cannot assure you that we will properly assess all claims that may be potentially brought against us. As such, our shareholders could potentially be liable for any claims of creditors to the extent of distributions received by them as voidable transactions in the event we enter an insolvent liquidation. Furthermore, while we will seek to have all vendors and service providers (which would include any third parties we engaged to assist us in any way in connection with our search for a target business) and prospective target businesses execute agreements with us waiving any right, title, interest or claim of any kind they may have in or to any monies held in the trust account, there is no guarantee that they will execute such agreements. Nor is there any guarantee that, even if such entities execute such agreements with us, they will not seek recourse against the trust account or that a court would conclude that such agreements are legally enforceable.

The holders of the insider shares and private units will not participate in any liquidation distribution with respect to such securities.

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Cross Wealth Investment Holding Limited, our Sponsor, which is owned by our director, Jining Li, has contractually agreed pursuant to a written agreement with us that, if we liquidate the trust account prior to the consummation of a business combination, it will be liable to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us. Accordingly, if a claim brought by a target business or vendor did not exceed the amount of funds available to us outside of the trust account, Cross Wealth Investment Holding Limited would not have any obligation to indemnify such claims as they would be paid from such available funds. However, if a claim exceeded such amounts, the only exceptions to Cross Wealth Investment Holding Limited’s obligations to pay such claim would be if the party executed an agreement waiving any right, title, interest or claim of any kind it has in or to any monies held in the trust account. We cannot assure you that Cross Wealth Investment Holding Limited will be able to satisfy these obligations if it is required to do so. Therefore, we cannot assure you that the per-share distribution from the trust account, if we liquidate the trust account because we have not completed a business combination within the required time period, will not be less than $[10.00].

We will pay the costs of liquidating the trust account from our remaining assets outside of the trust account. If such funds are insufficient, Cross Wealth Investment Holding Limited, which is owned by our director, Jining Li, has contractually agreed to advance us the funds necessary to complete such liquidation (currently anticipated to be no more than approximately $[18,500]) and has contractually agreed not to seek repayment for such expenses.

The underwriters have agreed to waive their rights to the deferred underwriting discounts and commissions held in the trust account in the event we do not consummate a business combination by December 4, 2022 and in such event, such amounts will be included with the funds held in the trust account that will be available to fund the redemption of our public shares.

Facilities

We maintain our principal executive office at 15/F, Aubin House, 171-172 Gloucester Road, Wanchai, Hong Kong. The cost for this space is provided to us by Golden Bridge Capital Limited, which is also owned by Mr. Jining Li, the company’s director and also the affiliate of the Sponsor, as part of the $10,000 per month payment we make to it for office space and related services. We consider our current office space adequate for our current operations.

Employees

We have three executive officers, one of whom, Yongsheng Liu, our Chief Executive Officer, is also an employee. These individuals are not obligated to devote any specific number of hours to our matters and intend to devote only as much time as they deem necessary to our affairs. The amount of time they will devote in any time period will vary based on whether a target business has been selected for the business combination and the stage of the business combination process the company is in. Accordingly, once management locates a suitable target business to acquire, they will spend more time investigating such target business and negotiating and processing the business combination (and consequently devote more time to our affairs) than they would prior to locating a suitable target business. We presently expect our executive officers to devote such amount of time as they reasonably believe is necessary to our business (which could range from only a few hours a week while we are trying to locate a potential target business to a majority of their time as we move into serious negotiations with a target business for a business combination). We do not intend to have any full time employees prior to the consummation of a business combination.

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SELECTED HISTORICAL FINANCIAL INFORMATION OF GOLDENBRIDGE

The following table sets forth selected historical financial information derived from Goldenbridge’s audited financial statements for the year ended June 30, 2021 and the period from August 12, 2019 (inception) through June 30, 2020, which is included elsewhere in this proxy statement/prospectus. Such financial information should be read in conjunction with the audited financial statements and related notes included elsewhere in this proxy statement/prospectus.

The historical results of Goldenbridge included below and elsewhere in this proxy statement/prospectus are not necessarily indicative of the future performance of Goldenbridge. You should read the following selected financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Goldenbridge” and the financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

	Year Ended June 30, 2021	For the Period from August 12, 2019 (inception) through June 30, 2020
	(As restated)
Income Statement Data:
Operating expenses	$(852,566)	$(34,625)
Interest income	$3,200	$—
Net loss	$(819,366)	$(34,625)
Basic and diluted weighted average shares outstanding, ordinary shares subject to possible redemption	1,843,579	—
Basic and diluted net income per share subject to possible redemption	$0.87	$—
Basic and diluted weighted average shares outstanding, ordinary shares attributable to Goldenbridge Acquisition Limited	1,555,290	1,250,000
Basic and diluted net loss per share	$(1.56)	$(0.03)

	June 30, 2021	June 30, 2020
	As Restated
Balance Sheet Data:
Total assets	$58,387,730	$76,317
Total liabilities	$2,839,981	$85,942
Ordinary shares subject to possible redemption	$57,500,000	$—
Total shareholders’ deficit	$(1,952,251)	$(9,625)

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF GOLDENBRIDGE

The following discussion should be read in conjunction with our Financial Statements and footnotes thereto contained in this prospectus.

Overview

We are a blank check company incorporated in the British Virgin Islands on August 12, 2019 with limited liability (meaning our public shareholders have no liability, as shareholders of Goldenbridge, for the liabilities of Goldenbridge over and above the amount paid for their shares) to serve as a vehicle to effect a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more target businesses. Our efforts to identify a prospective target business will not be limited to a particular industry or geographic location. We intend to utilize cash derived from the proceeds of this offering, our securities, debt or a combination of cash, securities and debt, in effecting a business combination.

Merger Agreement

On May 23, 2022, Goldenbridge entered into the Merger Agreement, which provides for the Business Combination, by and among Goldenbridge, SunCar, PubCo, Merger Sub and certain other person. Pursuant to the terms of the Merger Agreement, Goldenbridge will merge with and into PubCo resulting in all Goldenbridge shareholders becoming shareholders of PubCo. Immediately after the Reincorporation Merger, Merger Sub will merge with and into SunCar, resulting in PubCo acquiring 100% of the issued and outstanding equity securities of SunCar.

Offering Proceeds Held in Trust

On March 4, 2021, Goldenbridge consummated the IPO of 5,000,000 units, at $10.00 per unit, generating gross proceeds of $50,000,000. We granted the underwriters a 45-day option to purchase up to 750,000 additional GBRG Units to cover over-allotments at IPO price, less the underwriting discounts and commissions. Simultaneously with the closing of the IPO, we consummated the sale of 350,000 Private Units at a price of $10.00 per unit in a private placement to Sponsor, generating gross proceeds of $3,500,000. Each GBRG Unit (including the Private Unit) consist of one ordinary share, one redeemable warrant to purchase one-half of one ordinary share at a price of $11.50 per full share and one right to receive one-tenth of one ordinary share upon consummation of an initial business combination. In addition, the company sold to Maxim (and its designees), for $100, an option to purchase 287,500 GBRG Units exercisable at $11.50 per unit (or an aggregate exercise price of $3,306,250) commencing at any time between the first and fifth anniversary of the effective date of the registration statement relating to the IPO.

On March 11, 2021, in connection with the underwriters’ election to fully exercise their over-allotment option, the company consummated the sale of an additional 750,000 GBRG Units at a price of $10.00 per unit, generating total gross proceeds of $7,500,000. Following the closing, an additional $7,500,000 of net proceeds ($10.00 per unit) was placed in the trust account.

After deducting the underwriting discounts, offering expenses, and commissions from the IPO and the sale of the Private Units, a total of $57,500,000 was deposited into a trust account established for the benefit of Goldenbridge’s public shareholders, and the remaining proceeds became available to be used to provide for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses.

As of [●], a total of $[●] was in the trust account established for the benefit of our public shareholders.

Our management has broad discretion with respect to the specific application of the net proceeds of the IPO and the private placement, although substantially all of the net proceeds are intended to be applied generally towards consummating a business combination successfully.

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Results of Operations

Our entire activity from inception up to March 4, 2021 was in preparation for the initial public offering. Since the initial public offering, our activity has been limited to the evaluation of business combination candidates, and we will not be generating any operating revenues until the closing and completion of our initial business combination. We expect to continue incurring increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses. We expect our expenses to increase substantially after this period.

For the years ended June 30, 2021 and 2020, we had a net loss of $819,366 and $34,625, respectively, which was comprised of change in fair value of warrant liabilities, interest and dividend income and general and administrative expenses.

For the nine months ended March 31, 2022, we had a net loss of $892,077, which was comprised of operating costs of $832,972 and a change in the fair value of the warrant liability of $70,000, offset by interest income of $10,895, interest earned on the marketable securities held in Trust Account of $58,095,838 and unrealized gain on marketable securities held in the Trust.

Liquidity and Capital Resources

As of March 31, 2022, we had cash and investments held in the Trust Account of $58,095,838. As of June 30, 2021, we had cash of $754,440 Until the consummation of the IPO, our only source of liquidity was an initial purchase of ordinary shares by the Sponsor, monies loaned by the Sponsor under a certain unsecured promissory note and advances from the Sponsor.

On March 4, 2021, we consummated the IPO of 5,000,000 public units at a price of $10.00 per unit, generating gross proceeds of $50,000,000. Subsequently, on March 9, 2021, the underwriters exercised the option in full of 750,000 units at a price of $10.00 per unit, generating gross proceeds of $7,500,000. Simultaneously with the closing of the IPO, we consummated the sale of 350,000 private units, at a price of $10.00 per unit, generating gross proceeds of $3,500,000.

Following IPO and the exercise of the over-allotment option, a total of $57,500,000 was placed in the trust account. We incurred $1,837,194 in initial public offering related costs, including $1,437,500 of underwriting fees and $399,694 of initial public offering costs. We are committed to pay the deferred fee of 3.5% of the gross offering proceeds, in the amount of $2,012,500 of the IPO, which will be paid in shares at the price of $10 per share, to the underwriter upon our consummation of the Business Combination. The deferred underwriting fees remain constant and are not reduced based on redemptions. Because of this, the effective underwriting fee would be as follows based on the indicated redemption amount:

Effective Underwriting Fee
Assuming no redemptions	3.5%
Assuming Maximum redemptions	3.5%

As of March 31, 2022, we had cash of $149 and marketable securities in the Trust Account of $58,095,838 (including approximately $10,895 of interest income). We intend to use substantially all of the net proceeds of the initial public offering, including the funds held in the Trust Account (less taxes payable and deferred underwriting commissions), to complete our initial business combination. We may withdraw interest to pay taxes. During the period ended March 31, 2022, we did not withdraw any of interest income from the Trust Account to pay for income taxes. To the extent that our capital stock is used in whole or in part as consideration to affect our initial business combination, the remaining proceeds held in the Trust Account, as well as any other net proceeds not expended, will be used as working capital to finance the operations of the target business. Such working capital funds could be used in a variety of ways including continuing or expanding the target business’ operations, for strategic acquisitions and for marketing, research and development of existing or new products. Such funds could also be used to repay any operating expenses or finders’ fees which we had incurred prior to the completion of our business combination if the funds available to us outside of the Trust Account were insufficient to cover such expenses.

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As of March 31, 2022, we had cash of $161,325 outside of the Trust Account. We intend to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a business combination.

On February 22, 2022, we issued one unsecured promissory note in an amount of $575,000, to AgiiPlus Inc. (“AgiiPlus”), in exchange for AgiiPlus depositing such amount into the Trust Account in order to extend the amount of time we have available to complete a Business Combination from March 4, 2022 to June 4, 2022. The note was terminated and no amount will be due from us to AgiiPlus under the terms thereof.

On May 26, 2022, we issued one unsecured promissory note in an amount of $575,000, to SunCar, in exchange for SunCar depositing such amount into our trust account in order to extend time available for us to complete the Business Combination to September 4, 2022. Subsequently, on August 25, 2022, we issued one unsecured promissory note in an amount of $575,000, to SunCar, in exchange for SunCar depositing such amount into our trust account in order to extend time available for us to complete the Business Combination to December 4, 2022. Each note does not bear interest and matures upon closing of the Business Combination. In addition, each note may be converted at the lender’s discretion into units identical to the units issued in the IPO at a price of $10.00 per unit.

We intend to use substantially all of the net proceeds of the initial public offering, including the funds held in the trust account, in connection with our initial business combination and to pay our expenses relating thereto. To the extent that our capital stock is used in whole or in part as consideration to affect our initial business combination, the remaining proceeds held in the trust account, as well as any other net proceeds not expended, will be used as working capital to finance the operations of the target business. Such working capital funds could be used in a variety of ways including continuing or expanding the target business’ operations, for strategic acquisitions and for marketing, research and development of existing or new products. Such funds could also be used to repay any operating expenses or finders’ fees which we had incurred prior to the completion of our initial business combination if the funds available to us outside of the trust account were insufficient to cover such expenses.

If our estimate of the costs of completing our initial business combination is less than the actual amount necessary to do so, or the amount of interest available to use from the trust account is minimal as a result of the current interest rate environment, we may be required to raise additional capital, the amount, availability and cost of which is currently unascertainable. In this event, we could seek such additional capital through loans or additional investments from members of our management team, but such members of our management team are not under any obligation to advance funds to, or invest in, us. In the event that the business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts, but no proceeds from our trust account would be used for such repayment. Such loans would be evidenced by promissory notes. The notes would either be paid upon consummation of our business combination, without interest, or, at the lender’s discretion, up to $500,000 of the notes may be converted upon consummation of our business combination into additional private units at a price of $10.00 per unit. The terms of such loans by our initial shareholders, officers and directors, if any, have not been determined and no written agreements exist with respect to such loans.

If we are unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. We cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. These conditions raise substantial doubt about our ability to continue as a going concern through one year from the date of our unaudited financial statements for the period ending March 31, 2022 if a business combination is not consummated. These unaudited condensed consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should we be unable to continue as a going concern.

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities which would be considered off-balance sheet arrangements as of June 30, 2021 and March 31, 2022. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

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Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities other than an agreement to pay our Sponsor a monthly fee of $10,000 for general and administrative services, including office space, utilities and administrative services to Goldenbridge. We began incurring these fees on June 1, 2020 and will continue to incur these fees monthly until the earlier of the completion of the business combination and Goldenbridge’s liquidation. Also, we are committed to the below:

Registration Rights

The holders of the founder shares, the private placement warrants (and their underlying securities) and the warrants that may be issued upon conversion of the Working Capital Loans (and their underlying securities) are entitled to registration rights pursuant to a registration rights agreement signed on the effective date of the IPO. The holders of a majority of these securities are entitled to make up to two demands that Goldenbridge register such securities. The holders of the majority of the founder shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these ordinary shares are to be released from escrow. The holders of a majority of the private placement warrants and warrants issued in payment of Working Capital Loans made to Goldenbridge (or underlying securities) can elect to exercise these registration rights at any time after Goldenbridge consummates a Business Combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a business combination. We will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

We are committed to pay the deferred fee of 3.5% of the gross offering proceeds, in the amount of $2,012,500 of the IPO, to the underwriter upon our consummation of the Business Combination. The underwriter is not entitled to any interest accrued on the deferred fee, and has waived its right to receive the deferred fee if we do not close a Business Combination.

Private Warrants

We classify the private warrants as liabilities at their fair value and adjust the private warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations. The private warrants are valued using a Black Scholes model.

Unit Purchase Option

We sold to Maxim for $100, an option to purchase 287,500 units exercisable at $11.50 per unit commencing at any time between the first and fifth anniversary of the effective date of the registration statement relating to our IPO. The purchase option may be exercised for cash or on a cashless basis, at the holder’s option, and expires on March 4, 2026. We accounted for the unit purchase option, inclusive of the receipt of $100 cash payment, as an expense of the IPO resulting in a charge directly to shareholders’ equity. The option and the units, as well as the ordinary shares (including the ordinary shares issuable for the rights included in the units) and warrants to purchase ordinary shares that may be issued upon exercise of the option, have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days beginning on the date of the commencement of sales in the IPO pursuant to Rule 5110(e)(1) of FINRA’s Rules, during which time the option may not be sold, transferred, assigned, pledged or hypothecated, or be subject of any hedging, short sale, derivative or put or call transaction that would result in the economic disposition of the securities. Additionally, the option may not be sold, transferred, assigned, pledged or hypothecated prior to March 4, 2022 except to any underwriters and selected dealer participating in the offering and their bona fide officers or partners. The option grants to holders demand and “piggy back” rights for periods of five and seven years, respectively, from the effective date of the registration statement of which forms a part with respect to the registration under the Securities Act of the securities directly and indirectly issuable upon exercise of the option. We will bear all fees and expenses attendant to registering the securities, other than underwriting commissions which will be paid for by the holders themselves. The exercise price and number of units issuable upon exercise of the option may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the option will not be adjusted for issuances of ordinary shares at a price below its exercise price.

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Right of First Refusal

Subject to certain conditions, we granted Maxim, for a period of 18 months after the date of the consummation of the Business Combination, a right of first refusal to act as lead underwriters or minimally as a co-manager, with at least 75% of the economics; or, in the case of a three-handed deal, 50% of the economics, for any and all future public and private equity and debt offerings. In accordance with FINRA Rule 5110(g)(6)(A), such right of first refusal shall not have a duration of more than three years from the effective date of the registration statement of which the IPO prospectus forms a part.

Critical Accounting Policies

The preparation of consolidated financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have not identified any significant accounting policies.

Warrants

We account for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to our own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of our control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations.

Ordinary Shares Subject To Possible Redemption

We account for our ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Ordinary share subject to mandatory redemption (if any) is classified as a liability instrument and is measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. Our ordinary shares feature certain redemption rights that are subject to occurrence of uncertain future events and considered to be outside of our control.

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Net Loss Per Share

We calculate net loss per share in accordance with ASC Topic 260, Earnings per Share. In order to determine the net income (loss) attributable to both the redeemable shares and non-redeemable shares, we first considered the undistributed income (loss) allocable to both the redeemable ordinary shares and non-redeemable ordinary shares and the undistributed income (loss) is calculated using the total net loss less any dividends paid. We then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable ordinary shares. Any remeasurement of the accretion to redemption value of the ordinary shares subject to possible redemption was considered to be dividends paid to the public stockholders. As of March 31, 2022 and June 30, 2021, we have not considered the effect of the warrants sold in the IPO and private placement to purchase an aggregate of 30,050,000 shares in the calculation of diluted net loss per share, since the exercise of the warrants is contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive and we did not have any other dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of Goldenbridge. As a result, diluted loss per share is the same as basic loss per share for the period presented.

Quantitative and Qualitative Disclosures about Market Risk

As of June 30, 2021 and March 31, 2022, we were not subject to any market or interest rate risk. Following the consummation of our IPO, the net proceeds of our IPO, including amounts in deposited in the trust account, may be invested in U.S. government treasury bills, notes or bonds with a maturity of 180 days or less, or in certain money market funds that invest solely in U.S. treasuries. Due to the short-term nature of these investments, we believe there will be no associated material exposure to interest rate risk when and if the net proceeds are invested in such securities.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We will qualify as an “emerging growth company” and under the JOBS Act will be allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As such, our financial statements may not be comparable to companies that comply with public company effective dates.

Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company”, we choose to rely on such exemptions we may not be required to, among other things, (i) provide an independent registered public accounting firm’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements(auditor discussion and analysis), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the consummation of the Business Combination or until we are no longer an “emerging growth company,” whichever is earlier.

Controls and Procedures

We are not currently required to maintain an effective system of internal controls as defined by Section 404 of the Sarbanes-Oxley Act. We will be required to comply with the internal control requirements of the Sarbanes-Oxley Act for the fiscal year ending June 30, 2022. As of the date of this proxy statement/prospectus, we have not completed an assessment, nor have our auditors tested our systems, of internal controls. We expect to assess the internal controls of our target business or businesses prior to the completion of our initial business combination and, if necessary, to implement and test additional controls as we may determine are necessary in order to state that we maintain an effective system of internal controls. A target business may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding the adequacy of internal controls. Target businesses we may consider for our initial business combination may have internal controls that need improvement in areas such as:

●	staffing for financial, accounting and external reporting areas, including segregation of duties;

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●	reconciliation of accounts;

●	proper recording of expenses and liabilities in the period to which they relate;

●	evidence of internal review and approval of accounting transactions;

●	documentation of processes, assumptions and conclusions underlying significant estimates; and

●	documentation of accounting policies and procedures.

Because it will take time, management involvement and perhaps outside resources to determine what internal control improvements are necessary for us to meet regulatory requirements and market expectations for our operation of a target business, we may incur significant expense in meeting our public reporting responsibilities, particularly in the areas of designing, enhancing, or remediating internal and disclosure controls. Doing so effectively may also take longer than we expect, thus increasing our exposure to financial fraud or erroneous financing reporting.

Once our management’s report on internal controls is complete, we will retain our independent auditors to audit and render an opinion on such report when, or if, required by Section 404. The independent auditors may identify additional issues concerning a target business’s internal controls while performing their audit of internal control over financial reporting.

Related Party Transactions

Founders and Additional Shares

In August 2019, 10,000 ordinary shares were sold to our sponsor. In September 2020, we issued another 1,427,500 ordinary shares resulting in an aggregate of 1,437,500 ordinary shares, or the founder shares, outstanding to our initial shareholders, for an aggregate purchase price of $25,000, or approximately $0.017 per share. In January 2021, our Sponsor transferred 300,000 of its insider shares to Golden Bridge Holding, LLC, 606,061 shares to Scienjoy Inc., 30,000 shares to Lucky Link International Limited and 60,606 shares to Can Wu in private transactions, and after such transfers, our Sponsor owns 120,583 ordinary shares of Goldenbridge.

Simultaneously with the closing of the IPO, we consummated the private placement with our sponsor of 350,000 units at a price of $10.00 per private unit, generating total proceeds of $3,500,000.

In order to meet our working capital needs following the consummation of the IPO, our initial shareholders, officers and directors and their respective affiliates may, but are not obligated to, loan us funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion (the “Working Capital Loans”). Each loan would be evidenced by a promissory note. The notes would either be paid upon consummation of our initial business combination, without interest, or, at the lender’s discretion, up to $500,000 of the notes may be converted upon consummation of our business combination into private units at a price of $10.00 per unit (which, for example, would result in the holders being issued units to acquire 55,000 ordinary shares (which includes 5,000 shares issuable upon conversion of rights) and warrants to purchase 25,000 ordinary shares if $500,000 of notes were so converted). Our shareholders have approved the issuance of the units and underlying securities upon conversion of such notes, to the extent the holder wishes to so convert them at the time of the consummation of our initial business combination. If we do not complete a business combination, the loans would be repaid out of funds not held in the trust account, and only to the extent available. As of June 30, 2022, we had no borrowings under the Working Capital Loans.

The holders of our insider shares issued and outstanding prior to the date of the IPO, as well as the holders of the private units (and all underlying securities) and any securities our initial shareholders, officers, directors or their affiliates may be issued in payment of Working Capital Loans made to us, will be entitled to registration rights pursuant to offering registration rights agreement. The holders of a majority of these securities are entitled to make up to two demands that we register such securities. The holders of the majority of the insider shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these ordinary shares are to be released from escrow. The holders of a majority of the private units or securities issued in payment of Working Capital Loans made to us can elect to exercise these registration rights at any time after we consummate a business combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our consummation of a business combination. We will bear the expenses incurred in connection with the filing of any such registration statements.

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We will reimburse our officers and directors for any reasonable out-of-pocket business expenses incurred by them in connection with certain activities on our behalf such as identifying and investigating possible target businesses and business combinations. There is no limit on the amount of out-of-pocket expenses reimbursable by us; provided, however, that to the extent such expenses exceed the available proceeds not deposited in the trust account and the interest income earned on the amounts held in the trust account, such expenses would not be reimbursed by us unless we consummate an initial business combination. Our audit committee will review and approve all reimbursements and payments made to any initial shareholder or member of our management team, or our or their respective affiliates, and any reimbursements and payments made to members of our audit committee will be reviewed and approved by our board of directors, with any interested director abstaining from such review and approval.

Other than the $10,000 per month administrative fee paid to Golden Bridge Capital Limited and the monthly HK$50,000 payments that have been paid since June 2020 to Mr. Yongsheng Liu, our Chief Executive Officer, for his services to us, no compensation of any kind, including finders, consulting or other similar fees, has been paid or will be paid to any of our existing shareholders, including our directors, or any of their respective affiliates, prior to, or for any services they render in order to effectuate the consummation of a business combination. However, such individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no limit on the amount of these out-of-pocket expenses and there will be no review of the reasonableness of the expenses by anyone other than our board of directors and audit committee, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged.

All ongoing and future transactions between us and any of our officers and directors or their respective affiliates will be on terms believed by us to be no less favorable to us than are available from unaffiliated third parties. Such transactions, including the payment of any compensation, will require prior approval by a majority of our uninterested “independent” directors (to the extent we have any) or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our disinterested “independent” directors (or, if there are no “independent” directors, our disinterested directors) determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties.

Pursuant to the terms of our amended and restated memorandum and articles of association and the trust agreement to be entered into between us and Continental Stock Transfer & Trust Company, in order to extend the time available for us to consummate our initial Business Combination, Goldenbridge’s insiders or their affiliates or designees, upon five days advance notice prior to the applicable deadline, must deposit into the Trust Account $575,000 ($0.10 per share), on or prior to the date of the applicable deadline. The insiders will receive a non-interest bearing, unsecured promissory note equal to the amount of any such deposit that will not be repaid in the event that we are unable to close a Business Combination unless there are funds available outside the Trust Account to do so. Such notes would either be paid upon consummation of our initial Business Combination, or, at the lender’s discretion, converted upon consummation of our Business Combination into additional private units at a price of $10.00 per unit.

Related Party Policy

Our Code of Ethics requires us to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except under guidelines approved by the board of directors (or the audit committee). Related-party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) we or any of our subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of our ordinary shares, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

We also require each of our directors and executive officers to annually complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

Our audit committee, pursuant to its written charter, will be responsible for reviewing and approving related-party transactions to the extent we enter into such transactions. All ongoing and future transactions between us and any of our officers and directors or their respective affiliates will be on terms believed by us to be no less favorable to us than are available from unaffiliated third parties. Such transactions will require prior approval by our audit committee and a majority of our uninterested “independent” directors, or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our audit committee and a majority of our disinterested “independent” directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties. Additionally, we require each of our directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

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These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

To further minimize potential conflicts of interest, we have agreed not to consummate a business combination with an entity which is affiliated with any of our initial shareholders unless we obtain an opinion from an independent investment banking firm that the business combination is fair to our unaffiliated shareholders from a financial point of view. Furthermore, in no event will any of our existing officers, directors or initial shareholders, or any entity with which they are affiliated, be paid any finder’s fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the consummation of a business combination.

The initial shareholders have agreed not to transfer, assign or sell any of the founder shares (except to certain permitted transferees) until (1) with respect to 50% of the founder shares, the earlier of six months after the completion of a Business Combination and the date on which the closing price of the ordinary shares equals or exceeds $12.50 per share for any 20 trading days within any 30-trading day period commencing after a Business Combination and (2) with respect to the remaining 50% of the founder shares, six months after the completion of a Business Combination, or earlier, in either case, if, subsequent to a Business Combination, we complete a liquidation, merger, share exchange or other similar transaction which results in all of the Company’s shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Amounts due to related parties

Golden Bridge Capital Limited, which is owned by Mr. Jining Li, Goldenbridge’s director, and also the affiliate of the Sponsor, loaned to us for the payment of working capital expenses. As of June 30, 2021 and 2020, the balance due to this related party was $9,981 and $0, respectively. As of March 31, 2022, the balance due to this related party was $14,981. The balance is unsecured, interest-free and has no fixed terms of repayment.

Cross Wealth Investment Limited, Goldenbridge’s sponsor, loaned to us for the payment of working capital expenses. As of June 30, 2021 and 2020, the balance due to the sponsor was $0 and $79,532, respectively. As of March 31, 2022, the balance due to the sponsor was $0. The balance is unsecured, interest-free and has no fixed terms of repayment.

Administrative Services Agreement

We are obligated, commencing from June 1, 2020, to pay Golden Bridge Capital Limited, which is also owned by Mr. Jining Li, Goldenbridge’s director and also the affiliate of the Sponsor, a monthly fee of $10,000 for general and administrative services. This agreement will terminate upon completion of our business combination or the liquidation of the trust account to public shareholders.

Related Party Extensions Loan

We will have until 21 months from the consummation of the IPO to consummate the initial business combination. Pursuant to the terms of our Existing Charter and the trust agreement entered into between us and Continental Stock Transfer & Trust Company, LLC, in order to extend the time available for the Company to consummate the initial business combination, our insiders or their affiliates or designees, upon five days advance notice prior to the applicable deadline, must deposit into the trust account $575,000 ($0.10 per share), on or prior to the date of the applicable deadline. The insiders will receive a non-interest bearing, unsecured promissory note equal to the amount of any such deposit that will not be repaid in the event that we are unable to close a business combination unless there are funds available outside the trust account to do so. Such notes would either be paid upon consummation of the initial business combination, or, at the lender’s discretion, converted upon consummation of the business combination into additional private units at a price of $10.00 per unit.

On February 22, 2022, we issued one unsecured promissory note in an amount of $575,000, to AgiiPlus, in exchange for AgiiPlus depositing such amount into our trust account in order to extend time available for us to complete the Business Combination to June 4, 2022. The note was terminated and no amount will be due from us to AgiiPlus under the terms thereof.

On May 26, 2022, we issued one unsecured promissory note in an amount of $575,000, to SunCar, in exchange for SunCar depositing such amount into our trust account in order to extend time available for us to complete the Business Combination to September 4, 2022. Subsequently, on August 25, 2022, we issued one unsecured promissory note in an amount of $575,000, to SunCar, in exchange for SunCar depositing such amount into our trust account in order to extend time available for us to complete the Business Combination to December 4, 2022. Each note does not bear interest and mature upon closing of the Business Combination. In addition, each note may be converted at the lender’s discretion into units identical to the units issued in the IPO at a price of $10.00 per unit.

Director’s Remuneration

We are obligated, commencing from June 1, 2020, to pay Mr. Yongsheng Liu, Goldenbridge’s CEO, a monthly fee of HK$50,000 for his service to Goldenbridge.

151

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial information is provided to aid you in your analysis of the financial aspects of the Business Combination. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined balance sheet as of March 31, 2022 gives pro forma effect to the Business Combination as if it had been consummated as of that date. The unaudited pro forma combined statements of operations for the year ended December 31, 2021 give pro forma effect to the Business Combination as if it had occurred as of January 1, 2021. This information should be read together with SunCar’s and Goldenbridge’s respective audited and unaudited financial statements and related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SunCar,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Goldenbridge” and other financial information included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined balance sheet as of March 31, 2022 has been prepared using the following:

●	SunCar’s audited historical consolidated balance sheet as of December 31, 2021; and

●	Goldenbridge’s unaudited historical consolidated balance sheet as of March 31, 2022, as included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined statement of operations for the year ended December 31, 2021 has been prepared using the following:

●	SunCar’s audited historical consolidated statement of operations for the year ended December 31, 2021, and

●

Goldenbridge’s unaudited historical consolidated statement of operation for twelve months ended March 31, 2022, derived from audited consolidated statement of operations for the year ended June 30, 2021 (as restated), unaudited statement of operation for the nine months ended March 31, 2021 (as restated) and for the nine months ended March 31, 2022, and the related notes included elsewhere in this proxy statement/ prospectus/ information statement.

Description of the Transactions

The Business Combination is being made pursuant to the terms of the Merger Agreement by and among Goldenbridge, PubCo, Merger Sub, SunCar and the other parties named therein, pursuant to which the Business Combination will be effected in two steps: (i) subject to the approval and adoption of the Merger Agreement and the Pre-Merger Charter Amendment by the shareholders of Goldenbridge, Goldenbridge will reincorporate in the Cayman Islands by merging with and into PubCo, with PubCo remaining as the surviving publicly traded entity (the “Reincorporation Merger”); (ii) one business day after the Reincorporation Merger, Merger Sub, a Cayman Islands exempted company and wholly-owned subsidiary of PubCo, will be merged with and into SunCar, resulting in SunCar being a wholly-owned subsidiary of PubCo (the “Acquisition Merger”). The aggregate consideration for the Acquisition Merger is $800,000,000, payable in the form of 80,000,000 newly issued PubCo Ordinary Shares valued at $10.00 per share. In addition, certain SunCar shareholders may be entitled to receive earn-out shares. For more information about the Business Combination, please see the section entitled “Proposal No. 1 The Reincorporation Merger Proposal” and “Proposal No. 2 The Acquisition Merger Proposal.” A copy of the Merger Agreement and the Plan of Merger is attached to the accompanying proxy statement/prospectus as Annex A.

152

Accounting for the Transactions

The Business Combination will be accounted for as a reverse merger in accordance with U.S. GAAP. Under this method of accounting, Goldenbridge will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the holders of SunCar expecting to have a majority of the voting power of the post-combination company, SunCar senior management comprising substantially all of the senior management of the post-combination company, the relative size of SunCar compared to Goldenbridge, and SunCar operations comprising the ongoing operations of the post-combination company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of SunCar issuing stock for the net assets of Goldenbridge, accompanied by a recapitalization. The net assets of Goldenbridge will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of SunCar.

Basis of Pro Forma Presentation

The historical financial information has been adjusted to give pro forma effect to events that are related and/or directly attributable to the Business Combination, are factually supportable, and as it relates to the unaudited pro forma combined statement of operations, are expected to have a continuing impact on the results of the post-combination company. The adjustments presented on the unaudited pro forma combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the post-combination company upon consummation of the Business Combination.

The unaudited pro forma combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma combined financial information as being indicative of the historical financial position and results that would have been achieved had the companies always been combined or the future financial position and results that the post-combination company will experience. SunCar and Goldenbridge have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

There is no historical activity with respect to PubCo and Merger Sub, and accordingly, no adjustments were required with respect to these entities in the pro forma combined financial statements.

The unaudited pro forma combined financial information has been prepared assuming various alternative levels of redemption into cash of Goldenbridge ordinary shares:

●	Scenario 1 — Assuming No Redemptions into Cash: no Goldenbridge shareholders exercise their redemption rights, all Goldenbridge shares previously subject to redemption for cash amounting to $57.5 million would be transferred to permanent equity;

●	Scenario 2 — Assuming 50% Redemption into Cash: an interim number of Goldenbridge shares are redeemed for cash by Goldenbridge shareholders, $28.75 million would be paid out in cash. The $28.75 million, which is the amount required to redeem 2,875,000 Goldenbridge shares, represents the interim redemption amount; and

●	Scenario 3 — Assuming Maximum Redemption into Cash: the maximum number of Goldenbridge shares are redeemed for cash by Goldenbridge shareholders, $57.5 million would be paid out in cash. The $57.5 million, which is the amount required to redeem 5,750,000 Goldenbridge shares, represents the maximum redemption amount.

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The following table provides a pro forma summary of the shares of the Combined Company’s ordinary shares that would be outstanding under each of the redemption scenarios if the Business Combination had occurred on March 31, 2022:

	Assuming No Redemption		Assuming 50% Redemption		Assuming Maximum Redemptions
	Share	%	Share	%	Share	%
Goldenbridge’s Public Shares	5,750,000	6.4%	2,875,000	3.3%	-	0.0%
Goldenbridge’s Founder Shares	1,437,500	1.6%	1,437,500	1.7%	1,437,500	1.7%
Private Placement	350,000	0.4%	350,000	0.4%	350,000	0.4%
Representative Shares	28,750	0.0%	28,750	0.0%	28,750	0.0%
Goldenbridge shares which shareholders will be entitled to under the Public and Private Rights underlying Units issued	610,000	0.7%	610,000	0.7%	610,000	0.7%
Shares issued in the Business Combination to Maxim as the compensation of financial advisory services	640,000	0.7%	640,000	0.7%	640,000	0.8%
Shares issued in the Business Combination to other financial advisor as the compensation of financial advisory services	160,000	0.2%	160,000	0.2%	160,000	0.2%
Shares held by underwriter	201,250	0.3%	201,250	0.3%	201,250	0.3%
SunCar Shareholders	80,000,000	89.7%	80,000,000	92.7%	80,000,000	95.9%
Pro Forma Common Stock	89,177,500	100.0%	86,302,500	100.0%	83,427,500	100.0%

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UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF MARCH 31, 2022

(In U.S. thousands, except for share, or otherwise noted)

			Scenario 1			Scenario 2			Scenario 3
			Assuming No Redemptions into Cash			Assuming 50% Redemptions into Cash			Assuming Maximum Redemptions into Cash
	GBRG (A)	SunCar (B)	Pro Forma Adjustments		Pro Forma Balance Sheet	Pro Forma Adjustments		Pro Forma Balance Sheet	Pro Forma Adjustments		Pro Forma Balance Sheet
ASSETS
Current assets
Cash and cash equivalents	$161	$34,517	$58,096	(1)	$87,498	$-		$58,748	$-		$29,998
			(2,765	)(2)		-			-
			(2,511	)(3)		-			-
						(28,750	)(4)		(28,750	)(4)
Restricted cash	-	2,830	-		2,830	-		2,830	-		2,830
Short-term investments	-	29,147	-		29,147	-		29,147	-		29,147
Accounts receivable, net	-	85,637	-		85,637	-		85,637	-		85,637
Other current assets	-	5,740	-		5,740	-		5,740	-		5,740
Assets of discontinued operations – current	-	3,875	-		3,875	-		3,875	-		3,875
Total Current Assets	161	161,746	52,820		214,727	(28,750)		185,977	(28,750)		157,227

Cash and investment held in Trust Account	58,096	-	(58,096	)(1)	-	-		-	-		-
Property and equipment, net	-	10,739	-		10,739	-		10,739	-		10,739
Deferred tax assets	-	12,086	-		12,086	-		12,086	-		12,086
Other non-current assets	-	24,385	-		24,385	-		24,385	-		24,385
Long-term investments	-	314	-		314	-		314	-		314
Assets of discontinued operations – Non-current	-	5,000	-		5,000	-		5,000	-		5,000
Total Non-current Assets	58,096	52,524	(58,096)		52,524	-		52,524	-		52,524

Total Assets	$58,257	$214,270	$(5,276)		$267,251	$(28,750)		$238,501	$(28,750)		$209,751

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	$-	$69,030	$-		$69,030	$-		$69,030	$-		$69,030
Accounts payable	-	31,491	-		31,491	-		31,491	-		31,491
Accrued expenses and other current liabilities	177	2,887	(177	)(2)	2,887	-		2,887	-		2,887
Amounts due to related parties, current	15	-	-		15	-		15	-		15
Note payable – related party	575	-	(575)		-	-		-			-
Deferred revenue	-	1,901	-		1,901	-		1,901	-		1,901
Taxes payable	-	2,505	-		2,505	-		2,505	-		2,505
Liabilities of discontinued operations – current	-	27,334	-		27,334	-		27,334	-		27,334
Total Current Liabilities	767	135,148	(752)		135,163	-		135,163	-		135,163

Deferred underwriting commission	2,013	-	(2,013	)(2)	-	-		-	-		-
Warrant liabilities	810	-	-		810	-		810	-		810
Liabilities of discontinued operations –Non- current	-	52,659	-		52,659	-		52,659	-		52,659
Total Liabilities	3,590	187,807	(2,765)		188,632	-		188,632	-		188,632

Ordinary shares, subject to possible redemption: 5,750,000 shares as of March 31, 2022 (at redemption value of $10.00 per share)	58,096	-	(58,096	)(4)	-	-		-	-		-

Shareholders’ Equity
Ordinary Shares	2,755	11	(2,755	)(5)	9	-		9	-		8
			(11	)(5)		-			-
			9	(5)		-			(1	)(5)
Preferred shares	-	10	(10	)(5)	-	-		-	-		-
Additional paid in capital	-	75,091	(2,411	)(3)	127,351	-		98,601			69,852
			58,096	(4)		(28,750	)(4)		(28,750	)(4)
			(3,425	)(5)		-			1	(5)
Accumulated deficit	(6,192)	(92,911)	(100	)(3)	(93,011)	-		(93,011)	-		(93,011)
			6,192	(5)		-			-		-
Accumulated other comprehensive loss	8	(3,637)	-		(3,629)	-		(3,629)	-		(3,629)
Total Shareholders’ Deficit	(3,429)	(21,436)	55,585		30,720	(28,750)		1,970	(28,750)		(26,780)
Non-controlling interest	-	47,899	-		47,899	-		47,899	-		47,899
Total Equity	(3,429)	26,463	55,585		78,619	(28,750)		49,869	(28,750)		21,119
Total Liabilities and Deficit	$58,257	$214,270	$(5,276)		$267,251	$(28,750)		238,501	(28,750)		$209,751

(A) Derived from unaudited consolidated balance sheet of GBRG as of March 31, 2022.

(B) Derived from audited consolidated balance sheet of SunCar as of December 31, 2021.

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UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2021

(In U.S. thousands, except for share and per share data, or otherwise noted)

			Scenario 1			Scenario 2		Scenario 3
			Assuming No Redemptions into Cash			Assuming 50% Redemptions into Cash		Assuming Maximum Redemptions into Cash
	GBRG (A)	SunCar (B)	Pro Forma Adjustments		Pro Forma Income Statement	Pro Forma Adjustments	Pro Forma Income Statement	Pro Forma Adjustments	Pro Forma Income Statement

Net revenues	$-	$249,235	$-		$249,235	$-	$249,235	$-	$249,235

Formation and operating costs	(1,253)	-	120	(3)	(1,133)	-	(1,133)	-	(1,133)
Integrated service cost	-	(156,852)	-		(156,852)	-	(156,852)	-	(156,852)
Commission cost	-	(55,222)	-		(55,222)	-	(55,222)	-	(55,222)
Selling expenses	-	(12,731)	-		(12,731)	-	(12,731)	-	(12,731)
General and administrative expenses	-	(10,420)	(100	)(1)	(10,520)	-	(10,520)	-	(10,520)
Research and development expenses	-	(3,651)	-		(3,651)	-	(3,651)	-	(3,651)
Operating (loss) income	(1,253)	10,359	20		9,126	-	9,126	-	9,126

Other income (expense):
Interest income (expense), net	14	(3,045)	(14	)(2)	(3,045)	-	(3,045)	-	(3,045)
Change in fair value of warrant liabilities	(30)	-	-		(30)	-	(30)	-	(30)
Investment income, net	-	759	-		759	-	759	-	759
Other income, net	-	2,457	-		2,457	-	2,457	-	2,457
(Loss) Income before income taxes	(1,269)	10,530	6		9,267	-	9,267	-	9,267
Provision for income taxes	-	(938)	-		(938)	-	(938)	-	(938)
Net (loss) income from continuing operations	(1,269)	9,592	6		8,329	-	8,329	-	8,329
Less: net income attributable to non-controlling interests	-	(5,650)	-		(5,650)	-	(5,650)	-	(5,650)
Net (loss) income from continuing operations attributable to Company	$(1,269)	$3,942	$6		$2,679	$-	$2,679	$-	$2,679

Weighted average shares outstanding of redeemable ordinary shares	5,750,000
Basic and diluted net loss per share	$(0.17)

Weighted average shares outstanding of non-redeemable ordinary shares- basic and diluted	1,816,250	418,668,614			89,177,500		86,302,500		83,427,500
Net (loss) income per share for continuing operations - basic and diluted	$(0.17)	$0.01			$0.03		$0.03		$0.03

(A)	Derived from audited statement of operation of GBRG for the year ended June 30, 2021 (as restated), unaudited statement of operation for the nine months ended March 31, 2021 (as restated) and for the nine months ended March 31, 2022.

(B)	Derived from audited statement of operation of SunCar for the year ended December 31, 2021.

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NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.	Basic of Presentation

The Business Combination is expected to be accounted for as a reverse recapitalization in accordance with GAAP, whereby GBRG is treated as the acquired company and SunCar is treated as the acquirer. Accordingly, for accounting purposes, the Business Combination is expected to be treated as the equivalent of SunCar issuing stock for the net assets of GBRG, accompanied by a recapitalization. The net assets of GBRG will be stated at historical cost, with no goodwill or other intangible assets recorded. Subsequently, results of operations presented for the period prior to the Business Combination will be those of SunCar.

The unaudited pro forma condensed combined balance sheet as of March 31, 2022 gives pro forma effect to the Business Combination as if it had been consummated on March 31, 2022. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 give pro forma effect to the Business Combination as if it had been consummated on January 1, 2021.

The unaudited pro forma condensed combined balance sheet as of March 31, 2022 has been prepared using, and should be read in conjunction with, the following:

●	SunCar’s audited consolidated balance sheet as of December 31, 2021 and the related notes included elsewhere in this proxy statement/ prospectus/ information statement; and

●	GBRG’s unaudited condensed consolidated balance sheet as of March 31, 2022 and the related notes included elsewhere in this proxy statement/ prospectus/ information statement.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 has been prepared using, and should be read in conjunction with, the following:

●	SunCar’s audited consolidated statement of operations for the year ended December 31, 2021 and the related notes included elsewhere in this proxy statement/ prospectus/ information statement; and

●	GBRG’s unaudited consolidated statement of operations for twelve months ended March 31, 2022, derived from audited consolidated statement of operations for the year ended June 30, 2021 (as restated), unaudited statement of operation for the nine months ended March 31, 2021 (as restated) and for the nine months ended March 31, 2022, and the related notes included elsewhere in this proxy statement/ prospectus/ information statement.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to any synergies, operating efficiencies, tax savings or cost savings that may be associated with the Business Combination.

The pro forma adjustments reflecting the completion of the Business Combination are based on currently available information and assumptions and methodologies that management believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at the current time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

157

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of SunCar and GBRG.

2.	Accounting Policies

Upon consummation of the Business Combination, management will perform a comprehensive review of SunCar’s and GBRG’s accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information.

3.	Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the post-combination company filed consolidated income tax returns during the periods presented.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined consolidated statement of operations are based upon the number of GBRG’s shares outstanding, assuming the Initial Public Offering of GBRG and Business Combination occurred on January 1, 2021.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The pro forma adjustments included in the unaudited pro forma condensed combined balance sheet as of March 31, 2022 are as follows:

(1)	Reflects the release of cash from cash and investment held in the Trust Account.

(2)	Reflects the payments of GBRG’s deferred underwriting commission, note payable to related party of extension loan and accrued expenses and other current liabilities.

(3)	Represents preliminary estimated transaction costs expected to be incurred and paid by GBRG and SunCar of approximately $0.1 million and $2.41 million, respectively, for legal, financial advisory and other professional fees.

(4)	In Scenario 1, which assumes no GBRG’s public shareholders exercise their redemption rights, all GBRG shares previously subject to redemption for cash amounting to $57.5 million would be transferred to shareholders’ equity.

In Scenario 2, which assumes 50% of GBRG’s public shareholders exercise their redemption rights, and $28.8 million would be paid out in cash.

In Scenario 3, which assumes the same facts as described in Items 1, 2 and 3 above, but also assumes the maximum number of GBRG shares at 5,750,000 are redeemed for cash by GBRG shareholders, cash required at $57.5 million would be paid out in cash.

158

(5)	Reflects (a) recapitalization of SUNCAR thru issuance of GBRG shares and eliminate GBRG historical accumulated earnings; (b) the contribution of all the share capital in SUNCAR to GBRG.

In Scenario 1, which assumes no GBRG’s public shareholders exercise their redemption rights, the total ordinary shares upon completion of the Business Combination would be 89,206,250, at the par value of $0.0001 per share, totally amounting to $9.

In Scenario 2, which assumes 50% of GBRG’s public shareholders exercise their redemption rights, the total ordinary shares upon completion of the Business Combination would be 86,331,250, at the par value of $0.0001 per share, totally amounting to $9.

In Scenario 3, which assumes the maximum number of GBRG shares at 5,750,000 are redeemed by GBRG’s shareholders, the total ordinary shares upon completion of the Business Combination would be 83,456,250 at the par value of $0.0001 per share, totally amounting to $8.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2021 are as follows:

(1)	Reflects preliminary estimated GBRG’s transaction costs that will be expensed upon the closing of the Business Combination. These costs are reflected as if incurred on January 1, 2021, the date the Business Combination is deemed to have occurred for the purposes of the unaudited pro forma condensed combined statement of operations. This is a non-recurring item.

(2)	Represents an adjustment to eliminate interest income related to cash and investment held in Trust Account.

(3)	Represents an adjustment to eliminate a monthly administrative service fee of $10 payable to Golden Bridge Capital Limited commencing from June 1, 2020, which is terminated upon completion of the Business Combination or the liquidation of the trust account to public shareholders.

4.	Income per Share

Represents the net income per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2021. As the Business Combination is being reflected as if it had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire period presented. When assuming maximum redemption, this calculation is adjusted to eliminate such shares for the entire period.

	Assuming No Redemption	Assuming 50% Redemption	Assuming Maximum Redemptions
Pro forma net income from continuing operations (in thousand)	$2,679	$2,679	$2,679
Pro forma weighted average shares calculation – basic and diluted
GBRG’s Public Shares	5,750,000	2,875,000	-
GBRG’s Founder Shares	1,437,500	1,437,500	1,437,500
Private Placement	350,000	350,000	350,000
Representative Shares	28,750	28,750	28,750
GBRG shares which shareholders will be entitled to under the Public and Private Rights underlying Units issued	610,000	610,000	610,000
Shares issued in the Business Combination to Maxim as the compensation of financial advisory services	640,000	640,000	640,000
Shares issued in the Business Combination to other financial advisor as the compensation of financial advisory services	160,000	160,000	160,000
Shares held by underwriter	201,250	201,250	201,250
SunCar Shareholders	80,000,000	80,000,000	80,000,000
Pro forma weighted average shares outstanding – basic and diluted (1)	89,177,500	86,302,500	83,427,500

Pro forma net income per share – basic and diluted	$0.03	$0.03	$0.03

(1)	Excludes the public and private placement warrants, which are exercisable at $11.50 per share. As the warrants are deemed anti-dilutive, they are excluded from the calculation of earnings per shares under all of scenarios.

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DIRECTORS, EXECUTIVE OFFICERS, EXECUTIVE COMPENSATION

AND CORPORATE GOVERNANCE OF GOLDENBRIDGE

Current Directors and Executive Officers of Goldenbridge

Our current directors and executive officers are as follows:

Name	Age	Position
Yongsheng Liu	52	Director, Chief Executive Officer, Chief Financial Officer and Chairman
Ray Chen	55	Chief Operating Officer
Jining Li	63	Director
Kinpui Choi	66	Independent Director
Michael Chen	58	Independent Director
Claude P. Franco	57	Independent Director

Below is a summary of the business experience of each our executive officers and directors:

Yongsheng Liu. Mr. Liu has been our chief executive officer and chairman of our board of directors since August 2020, and has been our chief financial officer since July 2022. Throughout the past 20 years, Mr. Liu has assumed various corporate leadership positions and demonstrated his strong execution ability and in-depth knowledge in private equity and corporate mergers & acquisitions transactions across a wide range of sectors including aviation, consumer, financial institutions, and technology. Mr. Liu served as the chairman and chief executive officer of Wealthbridge Acquisition Limited, a special purpose acquisition company, from June 2018 until its business combination with Scienjoy Inc. in May 2020, and currently serves as the vice chairman of Scienjoy’s board of directors since then. From March 2017 to April 2018, Mr. Liu served as chairman and chief executive officer of Royal China Holdings Limited (HKEx: 01683), during which he spearheaded the company’s international growth strategy focused at acquiring targets in aviation industry and finance sector. From the beginning of 2013 to March 2017, Mr. Liu was the chairman of Joy Air General Aviation, chairman of Cambodia Bayon Airlines, vice chairman of Everbright and Joy International Leasing Company, and president of General Aviation Investment Company (Shanghai). From April 2004 to August 2008, Mr. Liu also served as chief strategy officer of United Eagle Airlines (subsequently renamed to Chengdu Airlines). From December 1994 to June 2000, Mr. Liu was a manager of China Southern Airlines responsible for ground staff training. Mr. Liu received his master degree from University of Ottawa in 2002 and his bachelor’s degree from Civil Aviation University of China in 1992. We believe Mr. Liu is well-qualified to serve as a member of our board of directors given his experience, relationships and contacts.

Ray Chen. Mr. Chen has been our chief operating officer since August 2020. Mr. Chen served as the director and chief operating officer of Wealthbridge Acquisition Limited, a special purpose acquisition company, from February 2018 until its business combination with Scienjoy Inc. in May 2020, and currently serves as the investor relation officer of Scienjoy since then. Mr. Chen served as chief executive officer at Fortissimo Film International Ltd., a privately-owned film development and production company from August 2016 till January 2018. From January 2013 to February 2016, Mr. Chen was the chief executive officer of Beijing Galloping Horse Film & TV Production Co., Ltd. From January 2010 to March 2013, Mr. Chen was the head of sales in the Beijing Office of Star Jet Co., Ltd. Prior to his Star Jet experience, Mr. Chen was the executive board member and head of sales in Asia Jet Partners Limited, a privately-owned holding company specializing in general aviation and aircraft leasing. Mr. Chen joined Asia Jet after his service as chief executive officer at ABC International Inc., a business consulting company based in Cleveland, Ohio. Mr. Chen holds a graduate certificate in Marketing from Cleveland State University.

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Jining Li. Mr. Li has served as a director of our board of directors since August 2020. Mr. Li served as the director of Wealthbridge Acquisition Limited, a special purpose acquisition company, from June 2018 until its business combination with Scienjoy Inc. in May 2020. Mr. Li is the founder and has acted as the chairman of Star Jet Co., Ltd in Shanghai, China, since May 2011. He also serves as director of Keen Nice Communications Limited since November 2017, HK Karsing Investment Limited since April 2008, and Star Jet (Hong Kong) Limited, since March 2012. Prior to Star Jet, Mr. Li founded United Eagle Airlines as the first non-government-owned airline company in the history of Chinese aviation industry in 2004. From 2004 to 2008, Mr. Li was the chairman of United Eagle Airlines. He served as the chairman of China Internet Investment Finance Holdings Limited (HKEx: 00810) from 2005 to 2007. In 1998, Mr. Li founded Guangdong Ying Lian Tong Telecommunication Services Co., Ltd and served as chairman until 2004. From 1990 to 1998, Mr. Li served as chairman of Huahui Import and Export Trading Company. From 1988 to 1990, Mr. Li served as a manager in Guangdong Branch of China Council for the Promotion of International Trade. We believe Mr. Li is well-qualified to serve as a member of our board of directors given his experience, relationships and contacts.

Kinpui Choi. Mr. Choi has served as a director of our board of directors since August 2020. Mr. Choi served as the director of Wealthbridge Acquisition Limited, a special purpose acquisition company, from September 2018 until its business combination with Scienjoy Inc. in May 2020. He has over 26 years of senior management experience in telecommunication industry in Hong Kong, U.S. and China. From 2002 to 2006, he was the president and chief executive officer of Elephant Talk Communications Inc. Mr. Choi founded Elephant Talk Limited in 1994, a wholly-owned subsidiary of Elephant Talk Communications Inc. From April 1994 to August 2002, Mr. Choi was the chief executive officer of Elephant Talk Limited. From January 2013 to September 2018, Mr. Choi served as the independent director of Universal Success Group Limited (HKEx:00487). Previously, he also served as the chairman of ET Network Services Limited (later known as Guangdong Ming Ying Financial Leasing Co Limited), a Hong Kong-based company which specializes in providing telecommunication services in China. We believe Mr. Choi is well-qualified to serve as a member of our board of directors given his experience, relationships and contacts.

Michael Chen. Mr. Chen has served as a director of our board of directors since August 2020. Since February 2009, Mr. Chen has been the general partner and chief executive officer of Chen & Associates, an advisory services firm focused on the financial services, media, aviation, and food industries. Mr. Chen co-founded the firm in 1997 and joined full-time in 2013. He also serves as the vice chairman of Grace Farms Foundation (www.gracefarms.org) and as the chairman of The CEO Forum Group (www.theceoforumgroup.com). From 2012-2013, Mr. Chen was a management committee advisor and strategic partner to the chief investment officer at Bridgewater Associates. From 2011-2012, he was the president of NBC News’ Strategic Initiatives Group and served on the board of directors for The Weather Channel. Prior to joining NBC News, he served as the president and chief executive officer of GE Capital’s media, communications, and entertainment business from 2006-2010. He was also the chairman of the board and creator of the Peacock Equity Fund from 2006-2010, which was a digital media fund supported by GE and NBC Universal and later was sold to Comcast in 2011. Mr. Chen started as a financial analyst at IBM in 1985. After spending nine years at IBM in various financial and management positions, he joined GE in 1994 as vice president of risk and portfolio management for GE Capital Aviation Services (“GECAS”), where he was responsible for underwriting and evaluating airline financing deals for North America. He was appointed as senior vice president and general manager, North America of GECAS in 1999. Mr. Chen currently serves as an Emeritus Advisory Council member for the SC Johnson School of Business at Cornell University. In addition, he previously served on the board of The Weather Channel, the Norwalk Community College Foundation, the Diversity Advisory Board at Sodexo Corporation, the Executive Diversity Council of GE, and the Planning Team for Grace Community Church. He was named the top Asian American in business in 2008 by the Asian American Business Development Center, and he was presented with the “Distinguished Service Award” by Norwalk Community College in 2010. Mr. Chen received his bachelor’s degree in electrical engineering from the University of Rochester and an MBA degree in finance from the SC Johnson School of Business at Cornell University. We believe Mr. Chen is well-qualified to serve as a member of our board of directors given his experience, relationships and contacts.

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Claude P. Franco. Mr. Franco has served as a director of our board of directors since August 2020. Mr. Franco is a skilled aircraft and engine leasing executive with airline restructuring and aircraft manufacturing experience. He previously served as a founder of Global Jet Capital, a company that provides leasing/financing solutions to the global private aircraft industry. This company was taken over by the Carlyle Group in 2015. Over the past 25 plus years he has worked at United Technologies Corporation focusing on sikorsky aircraft helicopter design, GECAS where he was responsible for commercial aircraft and commercial engine leasing and airline restructuring worldwide, Gulfstream Aerospace, Guggenheim Partners and White Oak Global Advisors. Mr. Franco’s experience in commercial aircraft leasing and finance, credit analysis, aviation parts (aftermarket and new) and asset management provide him a strong ability to assess existing or start-up leasing businesses. He also has securitized and bought and sold portfolios of aircraft and engines held by leasing companies and airlines. Mr. Franco knows and has relationships with many of the large leasing companies worldwide, aviation parts companies as well as global airlines and aircraft and engine manufacturers. He has strong experience managing through downturns, for example SARS, MERS, 9-11, and COVID-19 pandemic and understands the impact they had (are having) on leases, asset values and parts companies. Mr. Franco has spent a good portion of his career in front of prospective investors explaining aviation opportunities and downturn situations. He has a keen ability to read his audience, understand their concerns and address the risks and mitigants of the aviation leasing and aftermarket businesses. He relies on these credit skills to make potential investors comfortable and successfully negotiate debt lines with lenders. He has experience in negotiating transactions globally and also has experience with US and foreign governments. Mr. Franco has a solid understanding of manufacturing (operational process, contracts, sales, progress payments, etc.) and has negotiated transactions from most all major aircraft manufacturers worldwide. Mr. Franco has held securities and exchange licenses (Series 7 and 63), and has an understanding of the laws of securities and fixed income products. He holds degrees in aeronautical studies with engineering and management focus from Embry-Riddle Aeronautical University and an MBA degree from Emory University. We believe Mr. Franco is well-qualified to serve as a member of our board of directors given his experience, relationships and contacts.

Executive Officer and Director Compensation

Other than the $10,000 per month administrative fee paid to Golden Bridge Capital Limited, which is also owned by Mr. Jining Li, our director and also the affiliate of the Sponsor, and HK$50,000 (or approximately US$6,451 based on an exchange rate of HK$7.75 to US$1.00 on January 12, 2021) per month that has been paid since June 2020 to Yongsheng Liu, our Chief Executive Officer, for his services to us, no compensation of any kind, including finders, consulting or other similar fees, has been paid or will be paid to any of our existing shareholders, including our directors, or any of their respective affiliates, prior to, or for any services they render in order to effectuate, the consummation of a business combination. However, such individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no limit on the amount of these out-of-pocket expenses and there will be no review of the reasonableness of the expenses by anyone other than our board of directors and audit committee, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged.

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting, management or other fees from the combined company. All of these fees will be fully disclosed to shareholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our shareholders in connection with a proposed business combination. It is unlikely the amount of such compensation will be known at the time, because the directors of the post-combination business will be responsible for determining executive officer and director compensation. Any compensation to be paid to our executive officers will be determined by a compensation committee constituted solely of independent directors.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our executive officers and directors may negotiate employment or consulting arrangements to remain with us after the initial business combination, and Mr. Yongsheng Liu will serve as an independent director of PubCo upon the closing of the Business Combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our executive officers and directors that provide for benefits upon termination of employment.

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Employment Agreements

We have not entered into any employment agreements with our executive officers, and have not made any agreements to provide benefits upon termination of employment.

Director Independence

Nasdaq requires that a majority of our board must be composed of “independent directors.” Currently, Kinpui Choi, Michael Chen and Claude P. Franco would each be considered an “independent director” under the Nasdaq listing rules, which is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s board of directors would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

We will only enter into a business combination if it is approved by a majority of our independent directors. Additionally, we will only enter into transactions with our officers and directors and their respective affiliates that are on terms no less favorable to us than could be obtained from independent parties. Any related-party transactions must also be approved by our audit committee and a majority of disinterested independent directors.

Board Committees

Our board of directors has a standing audit, nominating and compensation committee, which were established at the closing of our initial public offering. The independent directors oversee director nominations. Each committee has a charter.

Audit Committee

Under the Nasdaq listing standards and applicable SEC rules, we are required to have three members of the audit committee all of whom must be independent. We have established an audit committee of the board of directors, which consists of Kinpui Choi, Michael Chen and Claude P. Franco, each of whom is an independent director under Nasdaq’s listing standards. Kinpui Choi is the Chairperson of the audit committee. The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

●	reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our Form 10-K;

●	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

●	discussing with management major risk assessment and risk management policies;

●	monitoring the independence of the independent auditor;

●	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

●	reviewing and approving all related-party transactions;

●	inquiring and discussing with management our compliance with applicable laws and regulations;

●	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

●	appointing or replacing the independent auditor;

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●	determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

●	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and

●	approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

Financial Experts on Audit Committee

The audit committee will at all times be composed exclusively of “independent directors” who are “financially literate” as defined under Nasdaq listing standards. Nasdaq listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

In addition, we must certify to Nasdaq that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The Goldenbridge board of directors has determined that Kinpui Choi qualified as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

Nominating Committee

We have established a nominating committee of the board of directors, which consists of Kinpui Choi, Michael Chen and Claude P. Franco, each of whom is an independent director under Nasdaq’s listing standards. Kinpui Choi is the Chairperson of the nominating committee. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominating committee considers persons identified by its members, management, shareholders, investment bankers and others.

The guidelines for selecting nominees, which are specified in the Nominating Committee Charter, generally provide that persons to be nominated:

●	should have demonstrated notable or significant achievements in business, education or public service;

●	should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

●	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

The nominating committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The board of directors will also consider director candidates recommended for nomination by our shareholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of shareholders (or, if applicable, a special meeting of shareholders). Our shareholders that wish to nominate a director for election to the Board should follow the procedures set forth in our memorandum and articles of association. The nominating committee does not distinguish among nominees recommended by shareholders and other persons.

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Compensation Committee

We have established a compensation committee of the board of directors, which consists of Kinpui Choi, Michael Chen and Claude P. Franco, each of whom is an independent director under Nasdaq’s listing standards. Kinpui Choi is the Chairperson of the compensation committee. The compensation committee’s duties, which are specified in our Compensation Committee Charter, include, but are not limited to:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer’s based on such evaluation;

●	reviewing and approving the compensation of all of our other executive officers;

●	reviewing our executive compensation policies and plans;

●	implementing and administering our incentive compensation equity-based remuneration plans;

●	assisting management in complying with our proxy statement and annual report disclosure requirements;

●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

●	if required, producing a report on executive compensation to be included in our annual proxy statement; and

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Notwithstanding the foregoing, as indicated above, no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing shareholders, including our directors or any of their respective affiliates, prior to, or for any services they render in order to effectuate, the consummation of a business combination, except that our chief executive officer, Yongsheng Liu has been paid since June 2020 the monthly salary of HK$50,000 (or approximately US$6,451 based on an exchange rate of HK$7.75 to US$1.00 on January 12, 2021) per month, for his services to us. Accordingly, it is likely that prior to the consummation of an initial business combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such initial business combination.

Code of Ethics

We adopted a code of conduct and ethics applicable to our directors, officers and employees in accordance with applicable federal securities laws. The code of ethics codifies the business and ethical principles that govern all aspects of our business.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, requires our executive officers, directors and persons who beneficially own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of our ordinary shares and other equity securities. These executive officers, directors, and greater than 10% beneficial owners are required by SEC regulation to furnish us with copies of all Section 16(a) forms filed by such reporting persons.

Based solely on our review of such forms furnished to us and written representations from certain reporting persons, we believe that all filing requirements applicable to our executive officers, directors and greater than 10% beneficial owners were filed in a timely manner during the fiscal year ended June 30, 2021.

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PUBCO’S DIRECTORS AND EXECUTIVE OFFICERS

AFTER THE BUSINESS COMBINATION

PubCo’s directors and executive officers upon the consummation of the Business Combination will be as follows:

Name	Age	Position
Zaichang Ye	52	Chairman, Director and Chief Executive Officer
Bohong Du	51	Director and Chief Financial Officer
Zhunfu Lei	44	Chief Technology Officer and Chief Operating Officer
Saiye Gu	49	Vice President
Yizhi Qian	43	Vice President
Haidong Zhang	43	Independent Director
Lin Bao	48	Independent Director
Yongsheng Liu	52	Independent Director

Mr. Zaichang Ye will serve as Chairman, Director and Chief Executive Officer of PubCo upon the closing of the Business Combination. He is primarily responsible for formulating corporate strategy, planning, business development and supervising the overall operations of SunCar. He established Shengda Limited, a predecessor of SunCar, on December 5, 2007 and served as an executive Director and legal representative until May 2012 and served as general manager from April 2010 to May 2012. Mr. Ye has 20 years of experience in corporate and business management and over 10 years of experience in investment management. Prior to founding SunCar, he served as the legal representative and an executive director of Shanghai Jiamei Shenghai Culture Communication Co., Ltd. from December 2003 to April 2016. Mr. Ye has been a director of Shanghai Evening News Media Co., Ltd. since August 2004. He has been a supervisor of Shanghai Shouheng Commercial Consulting Co., Ltd. since August 2005. He has been the legal representative and an executive director of Haiyan Trading since November 2012. He became the chief strategy officer of Shengda Group in March 2014. He has been the legal representative and an executive director of Jiachen Information Technology (Shanghai) Co., Ltd. since March 2007. Mr. Ye obtained a bachelor’s degree in engineering from the department of mechanical engineering of Shanghai Jiao Tong University in China in July 1991. He also obtained a master’s degree in business administration from Cheung Kong Graduate School of Business in China in September 2007.

Mr. Bohong Du will serve as Director and Chief Financial Officer of PubCo upon the closing of the Business Combination. He is primarily responsible for formulating corporate strategy, planning, business development and supervising the overall operations of SunCar. He joined SunCar in March 2008 as a supervisor of Jiangsu Shengda. He has been a supervisor of Shengshi Dalian Automobile and Chengdu Shengda since June 2013 and December 2010, respectively. Mr. Du has 20 years of experience in corporate and business management. Prior to joining SunCar, Mr. Du served as a manager of Shanghai Fosun High Technology (Group) Co., Ltd. from March 1998 to September 2002. Mr. Du served as a manager of Shanghai Fosun Information Industry Co., Ltd from October 2002 to January 2003. He was a vice president at Jiamei Communication Holdings Limited from April 2003 to November 2013. Mr. Du has been a vice president of SunCar since December 2013. Mr. Du obtained a college degree in financial accounting from Shanghai University in China in July 1997. Mr. Du obtained a bachelor’s degree in business administration from the School of Continuing Education of Shandong University in China in January 2013. He also obtained a master’s degree in business administration for senior executives from Xiamen University in China in June 2016.

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Mr. Zhunfu Lei will serve as Chief Technology Officer and Chief Operating Officer of PubCo upon the closing of the Business Combination. He joined SunCar as the legal representative and an executive Director of Shengda Limited in May 2012. He was approved to serve as general manager of Shengda Limited on September 21, 2012 by the Shanghai bureau of the CIRC. He is primarily responsible for formulating corporate strategy, planning, business development and supervising the overall operations of our Group. He has been the legal representative, a director and a general manager of Jiangsu Shengda Automobile Service Co., Ltd., a wholly-owned subsidiary of SunCar, since July 2012. He has been the legal representative, an executive director and a manager of Beijing Beisheng since January 2010. He also served as the legal representative, a director and a manager of Shengshi Dalian Automobile from June 2013 to April 2016. Mr. Lei has 20 years of experience in corporate and business management. Prior to joining SunCar, Mr. Lei served as a director of Shanghai Jiamei Information Advertisement Co., Ltd. from November 2001 to April 2007. Mr. Lei served as a chief officer of Lianming Advertising from May 2007 to February 2008. He was also a chief officer of Shengda Group from February 2008 to September 2012. From December 2015 to December 2017, he also served as the legal representative of Shengshi Dalian Financial Leasing. Mr. Lei obtained a bachelor’s degree in computer software from Zhejiang University in China in June 1999.

Ms. Saiye Gu will serve as a Vice President of PubCo upon the closing of the Business Combination. She joined SunCar as a Director on March 23, 2014. She is primarily responsible for the overall operations of our Group’s automobile insurance agency division. She was the legal representative, a director and a manager of Shengshi Dalian Automobile from April 2016 to December 2016. She has been the legal representative and a director of Shanghai Xuanbei Automobile Service Co., Ltd. since April 2018. Ms. Gu has nearly 20 years of experience in corporate and business management. Prior to joining our Group, Ms. Gu served as a secretary of the general manager at China Electronics Import and Export Ningbo Branch from July 1993 to September 1995. She served as a responsible editor of Shanghai Wanshitong Economic Information Service Co., Ltd. from January 1996 to September 2002. She served as an assistant to the general manager for Shanghai Jiamei Information Advertisement Co. from January 2004 to December 2006. Ms. Gu was a vice president of Lianming Advertising from January 2007 to February 2008. She served as a vice president of Shengda Group from February 2008 to March 2014. Ms. Gu obtained a college degree in humanities from the University of Electronic Science and Technology of China in July 1993. Ms. Gu obtained a master’s degree in business administration from Fudan University in China in December 2012.

Mr. Yizhi Qian will serve as a Vice President of PubCo upon the closing of the Business Combination. He was appointed as SunCar’s shareholders representative supervisor on September 23, 2015. Mr. Qian joined SunCar as a vice president of Shengshi Dalian Automobile in May 2015 and was responsible for the business development and service network coverage. He has been the legal representative, an executive director and manager of Shengshi Dalian Automobile since December 2016. Prior to joining SunCar, Mr. Qian was the account manager of the Shanghai advertising department of the Global Times from February 2001 to March 2002. He was a business director of Shanghai Jiamei Information Advertisement Co. from February 2005 to January 2014 and a business director of Shanghai Zhongrun Jiefang Media Co., Ltd. from February 2014 to May 2015, respectively. Mr. Qian completed his education specialized in investment economic management from Tongling College of Finance and Economics (currently known as Tongling University) in China in July 2000.

Mr. Haidong Zhang will serve as an independent director of PubCo upon the closing of the Business Combination. He is an experienced entrepreneur in the field of artificial intelligence. He is the founder and chairman of First Pacific Technology Group, a technology company in Shanghai focusing on development of and investment in artificial intelligence related technologies. Before founding First Pacific in September 2006, Mr. Zhang served as manager of North China Region at Oracle, Inc. from May 2004 to September 2006. Mr. Zhang received his bachelor’s degree in Computer Science from Harvard University in 2002 and then went on for his graduate school studies, also in Computer Science and Engineering, at the Massachusetts Institute of Technology.

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Ms. Lin Bao will serve as an independent director of PubCo upon the closing of the Business Combination. Ms. Lin is an experienced accounting professional. She holds CPA or equivalent qualifications in the U.S., Ontario, Canada, and Hong Kong. She has served as the Chief Financial Officer of Eagsen, Inc. in Shanghai since 2019, where she was responsible for bringing Eagsen public on Nasdaq. Previously, she was Chief Financial Officer at Jufeel International Group in Shanghai from 2018 to 2019, and Chief Financial Officer at Balintimes Online Media Ltd. in Shanghai from 2014 to 2015. She was responsible for the initial public offering of both Jufeel and Balintimes. Earlier, she served similar roles at other public companies in Shanghai and in Toronto, Canada. She also worked at Ernst & Young LLP, where she was senior auditor from 2005 to 2008. Ms. Bao received her bachelor’s degree in economics from Concordia University in Canada.

Mr. Yongsheng Liu will serve as an independent director of PubCo upon the closing of the Business Combination. Throughout the past 20 years, Mr. Liu has assumed various corporate leadership positions and demonstrated his strong execution ability and in-depth knowledge in private equity and corporate mergers & acquisitions transactions across a wide range of sectors including aviation, consumer, financial institutions, and technology. Mr. Liu has served as the chief executive officer and chairman of our board of directors of Goldenbridge since August 2020. Mr. Liu served as the Chairman and Chief Executive Officer of Wealthbridge Acquisition Limited, a special purpose acquisition company, from June 2018 until its business combination with Scienjoy Inc. in May 2020, and had served as the Vice Chairman of Scienjoy’s Board of Directors since then. From March 2017 to April 2018, Mr. Liu served as the Chairman of the Board of Directors and Chief Executive Officer of Royal China Holdings Limited (HKEx: 01683), during which he spearheaded the company’s international growth strategy focused at acquiring targets in the aviation industry and financial sector. From the beginning of 2013 to March 2017, Mr. Liu was the Chairman of Joy Air General Aviation, Chairman of Cambodia Bayon Airlines, Vice Chairman of Everbright and Joy International Leasing Company, and President of General Aviation Investment Company (Shanghai). From April 2004 to August 2008, Mr. Liu also served as Chief Strategy Officer of United Eagle Airlines (subsequently renamed to Chengdu Airlines). From December 1994 to June 2000, Mr. Liu was a manager of China Southern Airlines responsible for ground staff training. Mr. Liu received his master degree from the University of Ottawa in 2002 and his bachelor’s degree from Civil Aviation University of China in 1992.

Board of Directors

PubCo’s Board of Directors will consist of five directors, including three independent directors, namely Haidong Zhang, Lin Bao, and Yongsheng Liu, upon the closing of the Business Combination. A director is not required to hold any shares in PubCo to qualify as a director. The Listing Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with PubCo is required to declare the nature of his or her interest at a meeting of PubCo’s directors. A general notice given to the directors by any director to the effect that he or she is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he/she has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he/she may be interested therein and if he/she does so, his/her vote shall be counted and he/she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. PubCo’s Board of Directors may exercise all of the powers to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of PubCo or of any third party. None of PubCo’s directors has a service contract with PubCo that provides for benefits upon termination of service as a director.

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Committees of PubCo’s Board of Directors

Upon the closing of the Business Combination, PubCo intends to establish an audit committee, a compensation committee and a nominating and corporate governance committee of its Board of Directors. PubCo also intends to adopt a charter for each of the three committees upon the closing of the Business Combination. Each committee’s members and functions are described below.

Audit Committee. PubCo’s audit committee will consist of Lin Bao, Yongsheng Liu and Haidong Zhang, and will be chaired by Lin Bao. PubCo has determined that each of the foregoing persons satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meets the independence standards under Rule 10A-3 under the Exchange Act, as amended. The audit committee oversees PubCo’s accounting and financial reporting processes and the audits of its financial statements. The audit committee will be responsible for, among other things:

●	establishing clear hiring policies for employees or former employees of the independent auditors;

●	reviewing and recommending to PubCo’s Board of Directors for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

●	approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by PubCo’s independent auditors at least annually;

●	obtaining a written report from PubCo’s independent auditor describing matters relating to its independence and quality control procedures;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	discussing with PubCo’s independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	reviewing and recommending the financial statements for inclusion within PubCo’s quarterly earnings releases and to its Board of Directors for inclusion in its annual reports;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing policies with respect to risk assessment and risk management;

●	reviewing the adequacy and effectiveness of PubCo’s accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	periodically reviewing and reassessing the adequacy of the committee charter;

●	approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

●	establishing and overseeing procedures for the handling of complaints and whistleblowing;

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●	meeting separately and periodically with management, the internal auditors and the independent registered public accounting firm;

●	monitoring compliance with PubCo’s code of business conduct and ethics, including reviewing the adequacy and effectiveness of its procedures to ensure proper compliance;

●	reporting periodically to PubCo’s Board of Directors; and

●	such other matters that are specifically delegated to PubCo’s audit committee by PubCo’s Board of Directors from time to time.

Compensation Committee. PubCo’s compensation committee will consist of Haidong Zhang and Lin Bao, and will be chaired by Haidong Zhang. PubCo has determined that Haidong Zhang and Lin Bao satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq. The compensation committee assists the Board of Directors in reviewing and approving the compensation structure, including all forms of compensation, relating to PubCo’s directors and executive officers. PubCo’s chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee will be responsible for, among other things:

●	reviewing and evaluating PubCo’s executive compensation and benefits policies generally;

●	reviewing and recommending any incentive compensation or equity plans, programs or other similar arrangements;

●	periodically reviewing and reassessing the adequacy of the committee charter;

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management;

●	reporting periodically to PubCo’s Board of Directors; and

●	such other matters that are specifically delegated to the compensation committee by PubCo’s Board of Directors from time to time.

Nominating and Corporate Governance Committee. PubCo’s nominating and corporate governance committee will consist of and be chaired by Haidong Zhang. PubCo has determined that Haidong Zhang satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee will assist the Board of Directors in selecting individuals qualified to become PubCo’s directors and in determining the composition of the Board of Directors and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	recommending nominees to PubCo’s Board of Directors for election or re-election to PubCo’s Board of Directors, or for appointment to fill any vacancy or newly created directorships on PubCo’s Board of Directors;

●	reviewing periodically with PubCo’s Board of Directors the current composition of PubCo’s Board of Directors with regards to characteristics such as judgment, experience, expertise, diversity and background;

●	recommending to PubCo’s Board of Directors such criteria with respect to nomination or appointment of members of its Board of Directors and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or Nasdaq rules, or otherwise considered desirable and appropriate;

●	recommending to PubCo’s Board of Directors the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

●	periodically reassessing the adequacy of the committee charter;

●	overseeing compliance with the corporate governance guidelines and code of business conduct and ethics; and

●	overseeing and leading the self-evaluation of PubCo’s Board of Directors in its performance and effectiveness as a whole.

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Duties and Functions of Directors

Under Cayman Islands law, PubCo’s directors owe fiduciary duties to PubCo, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in PubCo’s best interests. PubCo’s directors must also exercise their powers only for a proper purpose. PubCo’s directors also owe to PubCo a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to PubCo, PubCo’s directors must ensure compliance with PubCo’s Memorandum and Articles of Association, as amended and restated from time to time. PubCo has the right to seek damages if a duty owed by its directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in PubCo’s name if a duty owed by PubCo’s directors is breached. The functions and powers of PubCo’s Board of Directors include, among others, (i) convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends, (iii) appointing directors or officers and determining their terms of offices and responsibilities, and (iv) approving the transfer of shares of PubCo, including the registering of such shares in PubCo’s share register.

Terms of Directors and Officers

PubCo’s officers are elected by and serve at the discretion of the board. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by ordinary resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by PubCo to be of unsound mind; (iii) resigns by notice in writing to PubCo; (iv) is prohibited by law from being a director; or (v) is removed from office pursuant to any other provisions of PubCo’s Memorandum and Articles of Association.

Interested Transactions

A director may, subject to any separate requirement for audit and risk committee approval under applicable law or applicable Nasdaq rules, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2021, SunCar paid an aggregate of RMB 1,612,000 (US$ 252,835) in cash to its directors and executive officers.

Foreign Private Issuer Status

As a foreign private issuer, PubCo will be exempt from the rules under the Exchange Act, prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, PubCo will not be required under the Exchange Act to file quarterly periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers, and will not be required to disclose in its periodic reports all of the information that U.S. domestic issuers are required to disclose. PubCo will also be permitted to follow corporate governance practices in accordance with Cayman Islands law in lieu of most of the corporate governance rules set forth by Nasdaq. As a result, PubCo’s corporate governance practices will differ in some respects from those required to be followed by U.S. companies listed on a national securities exchange.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

MANAGEMENT PRIOR TO THE BUSINESS COMBINATION

The following table sets forth as of [*] the number of ordinary shares beneficially owned by (i) each person who is known by us to be the beneficial owner of more than five percent of our issued and outstanding shares of ordinary shares (ii) each of our officers and directors; and (iii) all of our officers and directors as a group. As of [*], we had 7,566,250 ordinary shares issued and outstanding.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them. The following table does not reflect record of beneficial ownership of any ordinary shares issuable upon exercise of the warrants or conversion of rights, as the warrants are not exercisable within 60 days of [*] and the rights are not convertible within 60 days of [*].

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership of Ordinary Shares	Approximate Percentage of Outstanding Shares of Ordinary Shares
Cross Wealth Investment Holding Limited(2)	470,583	6.22%
Yongsheng Liu(3)	245,250	3.24%
Ray Chen	15,000	*
Jining Li(2)	470,583	6.22%
Kinpui Choi	15,000	*
Michael Chen(4)	15,000	*
Claude P. Franco	15,000	*
All directors and officers as a group (7 individuals)	790,833	10.45%
Golden Bridge Holding, LLC (5)	300,000	3.96%
Scienjoy Inc.(6)	606,061	8.01%
Lucky Link International Limited (7)	30,000	*
Can Wu	60,606	*
Boothbay Fund Management, LLC(8)	400,000	5.29%
Ari Glass(8)	400,000	5.29%
Feis Equities LLC(9)	378,315	5.00%
Lawrence M. Feis(9)	378,315	5.00%
Karpus Management, Inc.(10)	644,199	8.51%

*	Less than 1%.

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Goldenbridge Acquisition Limited, 15/F, Aubin House, 171-172 Gloucester Road, Wanchai, Hong Kong.

(2)	Mr. Jining Li, Goldenbridge’s director, owns and controls Cross Wealth Investment Holding Limited, the sponsor.

(3)	Mr. Yongsheng Liu owns and controls such shares through Asia Pacific Capital Management Limited.

(4)	Mr. Michael Chen owns and controls such shares through Chen & Associates, LLC.

(5)	Mr. Eddie Juling Ni owns and controls Golden Bridge Holding, LLC.

(6)	Based on a Schedule 13G filed on March 10, 2021 by the reporting persons. The address for the reporting persons is the 3rd Floor, Jia No. 34, Shenggu Nanli, Chaoyang District, Beijing, F4 100029. Scienjoy Inc. is a wholly owned subsidiary of Scienjoy Holding Corporation. Scienjoy Holding Corporation may be deemed to beneficially own 606,061 Ordinary Shares held by Scienjoy Inc.

(7)	Lo Ka Lin owns and controls Lucky Link International Limited.

(8)	Based on a Schedule 13G/A filed on February 10, 2022 by the reporting persons. The address for the reporting persons is 140 East 45th Street, 14th Floor, New York, NY 10017. Boothbay Fund Management, LLC, a Delaware limited liability company (the “Adviser”), in its capacity as the investment manager of one or more private funds (the “Fund”), which are managed by the Advisor, has the power to vote and the power to direct the disposition of all Units held by the Fund. Ari Glass is the Managing Member of the Adviser. Shares reported may be deemed beneficially owned by Boothbay Fund Management, LLC and Ari Glass.

(9)	Based on a Schedule 13G filed on March 11, 2022 by the reporting persons. The address for the reporting persons is 20 North Wacker Drive, Suite 2115, Chicago, Illinois 60606. Feis Equities LLCan Illinois limited liability company, and Lawrence M. Feis, may be deemed as the beneficial owner of 378,315 Ordinary Shares.

(10)	Based on a Schedule 13G filed on February 14, 2022 by the reporting person. The address for the reporting persons is 183 Sully’s Trail, Pittsford, New York 14534. Karpus Management, Inc., d/b/a Karpus Investment Management (“Karpus”). Karpus is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. Karpus is controlled by City of London Investment Group plc (“CLIG”), which is listed on the London Stock Exchange. However, in accordance with SEC Release No. 34-39538 (January 12, 1998), effective informational barriers have been established between Karpus and CLIG such that voting and investment power over the subject securities is exercised by Karpus independently of CLIG, and, accordingly, attribution of beneficial ownership is not required between Karpus and CLIG.

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SECURITY OWNERSHIP OF THE COMBINED COMPANY

AFTER THE BUSINESS COMBINATION

The following table sets forth information regarding the beneficial ownership of PubCo Ordinary Shares immediately after the consummation of the Business Combination by:

●	each person known to PubCo who will be the beneficial owner of more than 5% of any class of its shares immediately after the Business Combination;

●	each of its officers and directors; and

●	all of its officers and directors as a group.

Unless otherwise indicated, PubCo believes that all persons named in the table will have, immediately after the consummation of the Business Combination, sole voting and investment power with respect to all PubCo’s securities beneficially owned by them.

Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to securities. Except as indicated by the footnotes below, PubCo believes, based on the information furnished to it, that the persons and entities named in the table below will have, immediately after the consummation of the Business Combination, sole voting and investment power with respect to all stock that they beneficially own, subject to applicable community property laws. All PubCo Ordinary Shares subject to options or warrants exercisable within 60 days of the consummation of the Business Combination are deemed to be outstanding and beneficially owned by the persons holding those options or warrants for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person.

Subject to the paragraph above, percentage ownership of issued shares is based on 88,976,250 PubCo Ordinary Shares to be issued and outstanding upon consummation of the Business Combination. Such amount (i) includes the issuance of the 80,000,000 PubCo Ordinary Shares in the Acquisition Merger, including 30,371,435 PubCo Class A Ordinary Shares and 49,628,565 PubCo Class B Ordinary Shares, of which 1,000,000 PubCo Ordinary Shares are to be issued and held in escrow to satisfy any indemnification obligations of the former AgiiPlus shareholders; (ii) includes the issuance of up to 8,176,250 PubCo Class A Ordinary Shares to the Goldenbridge shareholders in connection with the Reincorporation Merger (assuming there are no Goldenbridge shareholders who exercise their redemption rights and an aggregate of 610,000 shares are issued upon conversion of the GBRG Rights, including private rights); (iii) assumes no exercise of the PubCo Warrants; (iv) includes an aggregate of 800,000 PubCo Class A Ordinary Shares to be issued to advisors.

	PubCo Class A		PubCo Class B		Voting
	Ordinary Shares		Ordinary Shares		Power
Name and Address of Beneficial Owner(1)	Number	%	Number	%	(%)
Executive Officers and Directors
Zaichang Ye (2)	7,749,472	8.7%	47,017,469	52.8%	89.2%
Bohong Du (3)	—	—	—	—	—
Zhunfu Lei (4)	—	—	—	—	—
Ms. Saiye Gu (5)	—	—	—	—	—
Yizhi Qian (6)	—	—	—	—	—
Haidong Zhang (7)	—	—	—	—	—
Ms. Lin Bao (8)	—	—	—	—	—
Yongsheng Liu (9)	—	—	—	—	—
All Executive Officers and Directors as a group	7,749,472	8.7%	47,017,469	52.8%	89.2%
Sponsor and its affiliates as a group	1,261,416	1.4%	—	—	0.2%

5% or Greater Holders
Automobile Services Group Limited (10)	—	—	41,708,943	46.9%	77.9%
KMBP Holdings Limited (11)	20,832,142	23.4%	—	—	3.9%
SSDL Holdings Limited (12)	—	—	7,919,622	8.9%	14.8%
YSY Group Limited (13)	7,749,472	8.7%	—	—	1.4%

(1) Unless otherwise noted, the address of each of the named beneficial owner is: c/o Shanghai Feiyou Trading Co., Ltd., Suite 209, No. 656 Lingshi Road, Jing’an District, Shanghai, China.

(2) The address of Zaichang Ye is No. 73, 88 Yehui Road, Qingpu District, Shanghai, China.

(3) The address of Bohong Du is Apt 508, No. 4, 500 Zhidan Road, Putuo District, Shanghai, China.

(4) The address of Zhunfu Lei is No. 73, 88 Yehui Road, Qingpu District, Shanghai, China.

(5) The address of Ms. Saiye Gu is Apt 1401, No. 4, 28 Changshou Road, Putuo District, Shanghai, China.

(6) The address of YIzhi Qian is Apt 802, No. 569 1518 Guangfulin Road, Songjiang District, Shanghai, China.

(7) The address of Haidong Zhang is: No. 202-1, 518 Shenchang road, Minhang District, Shanghai, China.

(8) The address of Ms. Lin Bao is: 6F, Building 5, 18 Baosheng Road, Songjiang District, Shanghai, China.

(9) The address of Yongsheng Liu is: 15/F, Aubin House, 171-172 Gloucester Road, Wanchai, Hong Kong.

(11) Automobile Services Group Limited is [xx]

(11) KMBP Holdings Limited (“KMBP”) is a special purpose vehicle of China Harvest Fund II, L.P. and China Harvest Co-Investors II, L.P., (collectively, the “China Harvest Funds”) in respect of their investment in Auto Services Group Limited. The general partner of the China Harvest Funds is China Renaissance Capital Investment II, L.P. The general partner of China Renaissance Capital Investment II, L.P. is China Renaissance Capital II GP. The voting powers and investment powers of KMBP is exercised in accordance with the direction of the board of directors of China Renaissance Capital II GP. The directors of China Renaissance Capital II GP on the date hereof are Mark Qiu, Li Zhenzhi and Andrew Hin Yeung Lo. China Renaissance Capital II GP’s address is: P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman E9 KY1-1104.

(12) SSDL Holdings Limited is 100% owned by Zaichang Ye

(13) YSY is currently 100% controlled by ASTS Holdings limited (“ASTS”), a British Virgin Islands incorporated company. The address of ASTS is Intershore Chambers, Road Town, Tortola, British Virgin Islands. ASTS is 100% controlled by Mr. Li Qin, a Hong Kong citizen.

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REGULATIONS APPLICABLE TO SUNCAR

This section sets forth a summary of applicable laws, rules, regulations, government and industry policies and requirements that have a significant impact on SunCar’s operations and business in China. This summary does not purport to be a complete description of all laws and regulations, which apply to SunCar’s business and operations. Investors should note that the following summary is based on relevant laws and regulations in force as of the date of this proxy statement/prospectus, which may be subject to change.

REGULATIONS

This section sets forth a summary of the principal PRC laws and regulations relevant to our business and operations in China.

Regulations of the Insurance Industry

The insurance industry in the PRC is heavily regulated. Between 1998 and March 2018, the CIRC was the regulatory authority responsible for the supervision of the Chinese insurance industry. In March 2018, the CBIRC, formed as the result of the combination of the CIRC and CBRC, replaced the CIRC as the regulatory authority for the Chinese insurance industry. Insurance activities undertaken within the PRC are primarily governed by the Insurance Law and other related rules and regulations.

Regulatory and Legal Framework

The legal framework for monitoring and administering insuring activities within the territory of the People’s Republic of China is underpinned by laws and regulations including the Insurance Law of the People’s Republic of China, or the PRC Insurance Law, and administrative regulations, departmental provisions and other regulatory documents stipulated in accordance with the PRC Insurance Law. The PRC Insurance Law is the most important law in the regulatory and legal framework for the PRC insurance industry; it was approved by the Standing Committee of the National People’s Congress (the “SCNPC”) on June 30, 1995 and became effective from October 1, 1995, and was amended four times in 2002, 2009, 2014 and 2015, respectively. The PRC Insurance Law implemented on October 1, 1995 covers general principles, insurance contracts, insurance companies, insurance operational rules, supervision and regulation of the insurance industry, insurance brokers and insurance agencies, legal liabilities and supplementary provisions. It was the fundamental insurance law of the PRC. In 2015, the PRC Insurance Law was amended for the fourth time. Such amendments primarily include: (i) the deletion of the clauses related to the requirement that the establishment of an offshore representative office by an insurance company shall be subject to the approval of the insurance regulatory authorities; (ii) abolishment of the requirement that the individuals who are engaged in insurance sales for an insurance company shall obtain the qualification certificates issued by the insurance regulatory authorities, and replace such requirement with the requirement that the aforesaid individuals should be of good character and have the professional competence required for insurance sales, and the deletion of all provisions in the PRC Insurance Law related to the requirements that the aforesaid individuals shall obtain the qualification certificates stipulated in the PRC Insurance Law; (iii) the deletion of the provisions that individual insurance agents, agency practitioners of insurance agencies and brokerage practitioners of insurance brokers shall obtain the qualification certificates issued by the insurance regulatory authorities in the PRC insurance law and stipulated the new provision that the aforesaid individuals should be of good character and have professional competence required in transacting insurance agencies or insurance brokerage businesses; and (iv) the abolishment of the requirements that the merger and divisions of corporates and any change of the corporate structure, establishment of branch offices and dissolution of insurance agencies and insurance brokerages shall be subject to the approval of the insurance regulatory authority. Since the promulgation and implementation of the PRC Insurance Law in 1995, the insurance supervision and regulatory authority has promulgated a series of departmental rules and regulations and other regulatory documents pursuant to the PRC Insurance Law, which covered almost all aspects of insurance operations. Regarding the establishment of professional insurance agency, there are other important laws and regulations besides the PRC Insurance Law, including the Regulatory Provisions for Professional Insurance Agencies by the CBIRC, which became effective from October 1, 2009 and was first amended on April 27, 2013 and then on October 19, 2015. The Regulatory Provisions for Professional Insurance Agencies (the “Provisions”) specify provisions regarding market access, operation rules, exit from market, monitoring and inspection and legal obligations for professional insurance agency.

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The CIRC and the CBIRC

In line with the Reform Program of the State Council released by National People’s Council on March 17, 2018, the CBIRC was established by a merger of the CBRC and the CIRC; directly subordinate to the State Council, and with its authorization, it functions as a centralized institution with administrative oversight and competence over the banking and insurance industry in line with laws and regulations. Before that, the CIRC had functioned as the regulatory body for insurance industry. The CBIRC and its dispatch offices constitute the regulatory system for insurance industry, and their major regulatory duties on the insurance industry include:

● preparing principles and policies for the development of the insurance industry; formulating industry development strategies and plans; drafting laws and regulations for the supervision and regulation of the insurance industry and formulating industry rules and regulations of the insurance industry.

● approving the establishment of insurance companies and their branches, insurance group companies and insurance holding companies; jointly with the relevant authorities approving the establishment of insurance asset management companies; approving the establishment of representative offices by overseas insurance institutions; approving the establishment of insurance intermediaries such as insurance agencies, insurance brokerage companies, insurance loss adjusting companies and their respective branches; approving the establishment of overseas insurance institutions by domestic insurance and non-insurance institutions; approving mergers, splits, changes of corporate forms and dissolutions of insurance institutions and making decisions on the receivership and the appointment of receivers; participating in and overseeing the bankruptcy and liquidation proceedings of insurance companies.

● examining and confirming the qualifications of senior management members in various types of insurance institutions; setting the basic qualification standards for insurance practitioners.

● approving the terms and premium rates of insurance products related to public interests, statutory mandatory insurance and newly developed life and health insurance products; supervision of other insurance products through registration of the insurance terms and premium rates of such insurance.

● supervising the solvency and market activities of insurance companies; managing the insurance guarantee funds and monitoring the insurance security deposits; formulating the relevant rules and regulations on the basis of laws and policies of the PRC Government on the deployment of insurance fund, and supervising the deployment of funds by insurance companies.

● conducting business supervision on public-policy-oriented insurance and statutory insurance; supervising organizational forms and operations such as captive insurance and mutual insurance; centralizing the administration of insurance industry associations and organizations such as the Insurance Association of China and The Insurance Institute of China.

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● investigating into and imposing penalties on illegal acts and misconducts of insurance institutions and practitioners such as unfair competition according to the law and direct or disguised engagement in insurance business by non-insurance institutions.

● establishing the standards for information systems of the insurance industry; establishing insurance risk-assessment, risk-warning and risk-monitoring systems; tracking, analyzing, monitoring and forecasting the operating conditions of the insurance market; centralizing compilation of statistical data and reports for the national insurance industry and carrying out publication in accordance with relevant regulations.

Regulation of Insurance Agents

The principal regulation governing insurance agents is the Provisions on the Supervision and Administration of Insurance Agents promulgated by the CBIRC on November 12, 2020 and effective January 1, 2021.

The agent who conducts insurance business should meet the conditions prescribed by the State Council’s Insurance Regulatory Department within the territory of the People’s Republic of China and obtain an insurance agent business permit.

To engage in insurance agency business within the territory of the PRC, an insurance agent shall satisfy the requirements prescribed by the CIRC and obtain an insurance brokerage business permit issued by the CBIRC, after obtaining a business license. An insurance agency shall take any of the following organization forms: (i) a limited liability company; or (ii) a joint stock limited company, except as otherwise stipulated by the State Council’s insurance regulatory department.

The minimum registered capital of an insurance agent company whose business area is not limited to a province where it is formed, is RMB50 million while the minimum registered capital of an insurance agent whose business area is limited to the place of its formation is RMB20 million. The registered capital of an insurance agent company must be paid-in currency capital.

The name of an insurance agents shall include the words “insurance agent”. An insurance agent may conduct all or part of the following insurance agency businesses:

● selling of insurance products as an agent;

● collecting insurance premiums as an agent;

● acting as an agent for the investigation and settlement of losses in the related insurance businesses; and

● other relevant business activities as prescribed by the State Council’s insurance regulatory department.

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An insurance agent shall submit a written report to the CBIRC and make public disclosure within five days from the date of occurrence of any of the following matters: (i) change of name, domicile or business premises; (ii) change of shareholders, registered capital or form of organization; (iii) change of names of shareholders or capital contributions; (iv) amendment to the articles of association; (v) equity investment, establishment of offshore insurance related entities or non-operational organizations; (vi) division, merger and dissolution or termination of insurance agent business activities of its branches; (vii) change of the primary person in charge of its branches other than provincial branches; (viii) being a subject of administrative or criminal penalties, or under investigation for suspected involvement in any violation of law or a crime; and (ix) other reportable events prescribed by the CIRC.

The insurance agent company shall purchase professional liability insurance or make a deposit the margin within 20 days from the date of obtaining the insurance agent business permit. The compensation limit of the professional liability insurance purchased by the insurance agent on an accident shall not be less than one (1) million RMB, the cumulative compensation limit of the one-year policy shall not be less than RMB10 million and shall not be less than that of the main business income of insurance agency of the previous year. The insurance agent shall deposit 5% of the registered capital as the cash deposit, and if an insurance agent company increases its registered capital, it shall increase the amount of the security deposit proportionally.

An insurance agency company may use the margin in one of the following circumstances:

(1) The registered capital is reduced;

(2) The insurance agent business permit has been cancelled;

(3) Purchase qualified professional liability insurance; or

(4) Other circumstances specified by the insurance regulatory department of the State Council.

Regulations on Internet Insurance

The principal regulation governing the operation of internet insurance business is the Measures for the Regulation of the Internet Insurance Business, or Internet Insurance Measures, promulgated by the CBIRC on December 7, 2020 and effective on February 1, 2021. Under the Internet Insurance Measures, the term of “internet insurance business” refers to the insurance operations in which insurance institutions conclude insurance contracts and provide insurance services through the Internet. “Insurance institutions” include insurance companies (including mutual insurance organizations and Internet insurance companies) and insurance intermediary institutions; insurance intermediary institutions include insurance agents (excluding individual insurance agents), insurance brokers and insurance adjusters; insurance agents (excluding individual insurance agents) include specialized insurance agencies, banks which concurrently engage in the insurance agency business and Internet enterprises that have legally obtained insurance agency business permits; and specialized insurance intermediary institutions include specialized insurance agencies, insurance brokers and insurance adjusters. Internet insurance business shall be carried out by legally formed insurance institutions, and other institutions and individuals shall not engage in the Internet insurance business. No insurance institution may carry out the Internet insurance business beyond the business scope indicated on the institution’s permit (recordation form).

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Notices on Regulations of Motor Vehicle Insurance in 2019 and 2020

In order to further strengthen the supervision of auto insurance business and promote a fair and orderly competitive environment for the motor vehicle insurance business in China, the CBIRC recently issued and implemented two notices.

● On January 14, 2019, the CBIRC issued and implemented the Notice by the General Office of the CBIRC on Issues Concerning Further Strengthening the Regulation of Auto Insurance (No. 7 [2019] of the General Office of the CBIRC). The notice requires property insurance companies strictly comply with the relevant provisions of laws, administrative regulations or the Insurance Regulatory Agency under the State Council in the use of vehicle insurance clauses and premium rates, and enhance the management of the authenticity of business financial data, ensure all operating costs and expenses are true and accounted for in a timely manner.

● On September 9, 2020, the CBIRC issued and implemented the Notice by the China Banking and Insurance Regulatory Commission of Issuing the Actuarial Provisions on Model Commercial Auto Insurance. The notice provides that, when determining commercial auto insurance premiums, an insurance company shall follow the non-life insurance actuarial principle, strictly follow the principles of reasonableness, fairness and sufficiency, and shall not have any factor that may lead to unfair competition or discriminatory pricing.

These notices effectively resulted in the decrease of motor vehicle insurance premiums charged by the insurance companies and all related fees paid to insurance intermediaries by insurance companies.

Foreign Investment

The Foreign Investment Law

On March 15, 2019, the SCNPC approved the Foreign Investment Law of the PRC, which took effect on January 1, 2020 and replace three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investors”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

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According to the Foreign Investment Law, the State Council will publish or approve to publish a catalogue for special administrative measures, or the “negative list”. The Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. The Foreign Investment Law provides that foreign invested entities operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities. Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law. In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited; and the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within China, may be freely remitted inward and outward in RMB or a foreign currency. Also, foreign investors or the foreign investment enterprises should be imposed legal liabilities for failing to report investment information in accordance with the requirements.

On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, which came into effect on January 1, 2020. It further requires that foreign-invested enterprises and domestic enterprises shall be treated equally with respect to policy making and implementation. Pursuant to the Implementation Regulations on the Foreign Investment Law, if the existing foreign-invested enterprises fail to change their original forms as of January 1, 2025, the relevant market regulation departments will not process other registration matters for these enterprises, and may disclose their relevant information to the public.

On December 30, 2019, the MOFCOM and the State Administration for Market Regulation jointly issued the Measures for Reporting of Foreign Investment Information, or the Foreign Investment Information Measures, which came into effect on January 1, 2020 and replaced the Interim Administrative Measures for the Record-filing of the Establishment and Modification of Foreign-invested Enterprises. Since January 1, 2020, for foreign investors carrying out investment activities directly or indirectly in the PRC, foreign investors or foreign-invested enterprises shall submit investment information through the Enterprise Registration System and the National Enterprise Credit Information Publicity System operated by the State Administration for Market Regulation. Foreign investors or foreign-invested enterprises shall disclose their investment information by submitting reports for their establishments, modifications and cancellations and their annual reports in accordance with the Foreign Investment Information Measures. If a foreign-invested enterprise investing in the PRC has finished submitting its reports for its establishment, modifications and cancellation and its annual reports, the relevant information will be shared by the competent market regulation department to the competent commercial department, and does not require such foreign-invested enterprise to submit the reports separately.

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The establishment, operation and management of corporate entities in the PRC are governed by the PRC Company Law, which was initially promulgated by the SCNPC on December 29, 1993 and was most recently amended on October 26, 2018. The current PRC Company Law came into effect on October 26, 2018. The PRC Company Law generally governs two types of companies, limited liability companies and joint stock limited companies. The PRC Company Law also applies to foreign-invested companies that are also subject to the operation of other laws and regulations applicable to foreign investment.

Foreign Investment Industries Guidance Catalogue

On June 28, 2017, the Ministry of Commerce of the People’s Republic of China, or the MOFCOM, and the National Development and Reform Commission, or the NDRC, jointly promulgated the Guidance Catalogue of Industries for Foreign Investment (Revised in 2017), or the Catalogue, which came into effect on July 28, 2017. The Catalogue includes the Catalogue of Industries for Encouraging Foreign Investment, or the Encouraged Catalogue, and the Special Administrative Measures for Access of Foreign Investment (Negative List), or the Negative List. The Encourage Catalogue sets forth the industries and economic activities that foreign investment in China is encouraged to be engaged in. The Negative List sets forth the prohibited or restricted industries or economic activities for foreign investment in China. The Encouraged Catalogue was amended on June 30, 2019, and the Negative List was amended on June 28, 2018, June 30, 2019, June 23, 2020 and December 27, 2021. Any industry not listed in the Encouraged Catalogue and the Negative List is a permitted industry.

Regulations Relating to Foreign Exchange

The PRC Foreign Exchange Administration Regulations promulgated by the State Council on January 29, 1996, which was amended on January 14, 1997 and August 1, 2008, respectively, are the principal regulations governing foreign currency exchange in China. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, may be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. In contrast, approval from or registration with appropriate government authorities or designated banks is required when RMB is to be converted into a foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans.

Under current regulations, the capital of a foreign-invested enterprise and capital in RMB obtained by the foreign-invested enterprise from foreign exchange settlement must not be used for the following purposes: directly or indirectly used for the payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; directly or indirectly used for investment in securities, unless otherwise provided by relevant laws and regulations; extending loans to non-related parties, unless permitted by the scope of business; and/or paying the expenses related to the purchase of real estate that is not for self-use, except for the real estate enterprises.

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In 2017, new regulations were adopted which, among other things, relax the policy restriction on foreign exchange inflow to further enhance trade and investment facilitation and tighten genuineness and compliance verification of cross-border transactions and cross-border capital flows.

In 2019, SAFE promulgated SAFE Circular 28, which cancelled restrictions on domestic equity investments made with capital funds by non-investing foreign-funded enterprises. If a non-investing foreign-funded enterprise makes domestic equity investment with capital funds obtained from foreign exchange settlement, the investee shall undergo registration formalities for accepting domestic reinvestment and open the “capital account— account for settled foreign exchange to be paid” to receive the corresponding funds according to relevant provisions.

Regulations Relating to Dividend Distributions

The principal laws, rules and regulations governing dividend distributions by foreign-invested enterprises in the PRC are the PRC Company Law, promulgated in 1993 and last amended in 2018 and the Foreign Investment Law and its Implementing Regulations, both came into effect on January 1, 2020. Under these requirements, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. A PRC company is required to allocate at least 10% of their respective accumulated after-tax profits each year, if any, to fund certain capital reserve funds until the aggregate amount of these reserve funds have reached 50% of the registered capital of the enterprises. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations on Intellectual Property Rights

Patent Law

According to the Patent Law of the PRC (as amended in 1992, 2000, 2008 and 2020), or the Patent Law, the State Intellectual Property Office is responsible for administering patent laws in the PRC. The provincial, autonomous region and municipal level patent administration departments are responsible for the administration of patent laws within their respective jurisdictions. The Chinese patent system adopts a first-to-file principle, which means that when more than one person files patent applications with respect to the same invention, the person who files the application first will obtain the patent of the invention. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness and practicability. A patent is valid for twenty years in the case of an invention, ten years in the case of utility models and fifteen years in the case of designs.

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Regulations on Copyright

The Copyright Law of the PRC, or the Copyright Law, which took effect on June 1, 1991 and was amended in 2001, 2010 and 2020, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The Copyright Law also extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center, or the CPCC. According to the Copyright Law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, making apology to the copyright owners and compensating the copyright owners for his/her loss. Infringers of copyright may also be subject to fines and/or administrative or criminal liabilities in severe situations. In order to further implement the Regulations on Computer Software Protection, the National Copyright Administration issued the Measures for the Registration of Computer Software Copyright on February 20, 2002, which specifies detailed procedures and requirements with respect to the registration of software copyrights. Pursuant to the Computer Software Copyright Protection Regulations promulgated by the State Council on December 20, 2001 and amended on January 30, 2013, software copyright owners may complete registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. A software copyright owner may authorize others to exercise that copyright, and is entitled to receive remuneration.

Trademark Law

Trademarks are protected by the Trademark Law of the PRC which was adopted on August 23, 1982 and subsequently amended in 1993, 2001, 2013 and 2019 as well as by the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and most recently amended on April 29, 2014. The Trademark Office under the State Administration for Industry and Commerce takes charge of trademark registrations. The Trademark Office grants a ten-year term to registered trademarks which term may be renewed for another ten-year period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for its record. As with trademark registrations, the Trademark Law has adopted a first-to-file principle. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

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Regulations on Domain Names

The MIIT promulgated the Measures on Administration of Internet Domain Names or the Domain Name Measures, on August 24, 2017, which took effect on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Names promulgated by the MIIT on November 5, 2004. According to the Domain Name Measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registrations follow a first-to-file principle. Applicants for registration of domain names must provide the true, accurate and complete information of their identities to domain name registration service institutions. The applicants will become the holders of such domain names upon the completion of the registration procedures.

Taxation

Enterprise Income Tax

On March 16, 2007, the SCNPC promulgated the Enterprise Income Tax Law of the PRC, which was amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council enacted the Regulations for the Implementation of the Enterprise Income Tax Law, or collectively, the EIT Law. The EIT Law came into effect on January 1, 2008 and was amended on April 23, 2019. Under the EIT Law, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC. According to the EIT Law and relevant regulations, subject to the approval of competent tax authorities, the income tax of an enterprise that has been determined to be a high and new technology enterprise shall be reduced to a preferential rate of 15%.

Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax was promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994 and was subsequently amended from time to time, and the Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) was promulgated by the Ministry of Finance, or the MOF, on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or collectively, VAT Law.

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On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or the Order 691. The VAT tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. Pursuant to the Circular of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates promulgated on April 4, 2018 by the Ministry of Finance and the State Administration of Taxation, which became effective on May 1, 2018, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 17% and 11% tax rates are adjusted to be 16% and 10%, respectively. Pursuant to Announcement on Policies for Deepening the VAT Reform issued by the PRC Ministry of Finance, the PRC State Taxation Administration and the General Administration of Customs (“Announcement No. 39”) on March 20, 2019 and effective on April 1, 2019, the previous rate of 16% or 10% are adjusted to be 13% or 9%, respectively, for taxpayer’s general sale activities or imports.

According to the VAT Law and the Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sale of services, intangible assets, real property and the importation of goods within the territory of the PRC are subject to VAT.

Tax on Indirect Transfer

On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or the SAT Circular 7. Pursuant to the SAT Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure. The SAT Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding regarding Source of Non-PRC Resident Enterprise Income Tax, or the SAT Circular 37, which further elaborates on the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises.

Employment and Social Welfare

Labor Contract Law

The Labor Contract Law of the PRC, or the Labor Contract Law, which was promulgated on January 1, 2008 and amended on December 28, 2012, is primarily aimed at regulating rights and obligations of employer and employee relationships, including the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and employees. Employers are prohibited from forcing employees to work in excess of certain time limit and employers shall pay employees for overtime work in accordance with national regulations. In addition, employee wages shall be no lower than the local minimum wages and must be paid to employees in a timely manner

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Social Insurance and Housing Fund

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Pension Insurance Program for Enterprise Employees of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999 and the Social Insurance Law of the PRC implemented on July 1, 2011 and amended on December 29, 2018, employers are required to provide their employees in the PRC with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance. These payments are made to local administrative authorities. Any employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the relevant contributions within the grace period, it may be subject to a fine ranging from one (1) to three (3) times the amount overdue.

In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and amended in 2002 and 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. An employee and his/her employer are also required to pay and deposit certain percentage of the monthly average salary of such employee as housing funds in the preceding year in full and on time.

Employee Stock Incentive Plan

Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or the SAFE Circular 7, which was issued by the SAFE on February 15, 2012, if PRC “domestic individuals” (both PRC residents and non-PRC residents who reside in China for a continuous period of not less than one year, excluding foreign diplomatic personnel and representatives of international organizations) participate in any stock incentive plan of an overseas listed company, a PRC domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, shall, among others things, file, on behalf of such individual, an application with the SAFE to conduct the SAFE registration with respect to such stock incentive plan, and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with stock holding or stock option exercises. In addition, the SAFE Circular 37 also provides certain requirements and procedures of foreign exchange registration in relation to equity incentive plan of SPV before listing. In this regard, if a non-listed SPV grants equity incentives to its directors, supervisors, senior officers or other employees in its domestic subsidiaries, the relevant domestic individual residents may register with the SAFE before exercising their rights.

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In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

M&A Rules and Overseas Listing

On August 8, 2006, six (6) PRC governmental and regulatory agencies, including the MOFCOM and the China Securities Regulatory Commission, or the CSRC, promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules that became effective on September 8, 2006 and was revised on June 22, 2009, governing the mergers and acquisitions of domestic enterprises by foreign investors. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic companies affiliated with the PRC Citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also require that an offshore SPV, or an SPV formed for overseas listing purposes and controlled directly or indirectly by PRC companies or individuals, shall obtain the approval of the CSRC prior to overseas listing and trading of such SPV’s securities on an overseas stock exchange.

Work Safety

Work Safety

Under relevant construction safety laws and regulations, including the Work Safety Law of the PRC which was promulgated by the SCNPC on June 29, 2002, amended on August 27, 2009, August 31, 2014, and effective as of December 1, 2014, production and operating business entities must establish objectives and measures for work safety and improve the working environment and conditions for workers in a planned and systematic way. A work safety protection scheme must also be set up to implement the work safety job responsibility system. In addition, production and operating business entities must arrange work safety training and provide the employees with protective equipment that meets the national standards or industrial standards. Automobile and components manufacturers are subject to the aforementioned environment protection and work safety requirements.

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Fire Control

Pursuant to the Fire Safety Law of the PRC promulgated by the SCNPC on April 29, 1998, amended on October 28, 2008 and April 23, 2019 and which became effective on April 23, 2019 and the Interim Provisions for Management of Examination and Acceptance of Fire Protection Design of Construction Projects promulgated by the Ministry of Housing and Urban-Rural Development of the PRC on April 1, 2020 and became effective on June 1, 2020, the construction entity of a large-scale crowded venue (including the construction of a manufacturing factory that is over 2,500 square meters) and other special construction projects must apply for fire prevention design review with fire control authorities, and complete fire assessment inspection and acceptance procedures after the construction project is completed. The construction entity of other construction projects must provide fire protection design and technical materials meeting the construction needs when it applies for construction work permits, and complete the filing for fire safety completion inspection and acceptance procedures within five business days after passing the construction completion inspection and acceptance. If the construction entity fails to pass the fire safety inspection before such venue is put into use, or fails to conform to the fire safety requirements after such inspection, it shall be subject to (i) orders to suspend the construction of projects, use of such projects or operation of relevant business; and (ii) a fine ranging between RMB30,000 and RMB300,000.

Anti-money Laundering

Pursuant to the Notice of Strengthening Anti-money Laundering in Insurance Industry promulgated by the CIRC on August 10, 2010 and Measures for the Administration of Anti-money Laundering Work in the Insurance promulgated on September 13, 2011 by the CIRC and became effective on October 1, 2011, the CIRC shall organize, coordinate and direct anti-money laundering effort in insurance industry.

According to the provisions of the Measures for the Administration of Anti-money Laundering Work in the Insurance, insurance agency and brokerage companies shall, in the light of the real-name system for policies and according to the work principles that client materials are complete, transaction records are available for inspection and circulation of funds is regulated, effectively enhance the internal control level of anti-money laundering. Insurance agency and brokerage companies shall establish an internal control system for anti-money laundering and prohibit funds which have an illegal source from investing into their equity. The senior management officers of insurance agency and brokerage companies shall understand laws and regulations on anti-money laundering.

Pursuant to the Notice of Strengthening Anti-money Laundering in Insurance Industry, equity investments in insurance intermediaries and equity structure changes therein should be in line with relevant requirements on fund sources in anti-money laundering laws and regulations of the PRC.

Newly established insurance intermediaries and branch institutions and those restructured or reformed should meet anti-money laundering criteria specified by the CIRC, including (i) establishment of system for client identity recognition, client identity and transaction record keeping, training and education, auditing, confidentiality, internal control system and operation protocols including those facilitating monitoring and inspection and administrative investigation; (ii) dedicated anti-money laundering posts and job descriptions, manning and training for such posts; and (iii) other requirements according to regulatory provisions.

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Regulation on Privacy, Data Protection and Cybersecurity

In November 2016, the SCNPC promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which became effective on June 1, 2017. The Cyber Security Law requires that a network operator, which includes, among others, internet information services providers, to take technical measures and/or other necessary measures in accordance with applicable laws, regulations and national and industrial standards, to ensure the safe and stable operation of its networks. We are considered an “internet information service provider” as we operate website and mobile application and providing certain internet services mainly through our mobile application. The Cyber Security Law further requires internet information service providers to formulate contingency plans for network security incidents, report to competent departments immediately upon the occurrence of any incident endangering cyber security and take corresponding remedial measures. Internet information service providers are also required to maintain the integrity, confidentiality and availability of network data. The Cyber Security Law reaffirms the basic principles and requirements specified in other existing laws and regulations on personal data protection, such as the requirements on the collection, use, processing, storage and disclosure of personal data, and internet information service providers being required to take technical and other necessary measures to ensure the security of the personal information they have collected and prevent the personal information from being divulged, damaged or lost. Any violation of the Cyber Security Law may subject the internet information service provider like us to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, shutdown of websites or criminal liabilities.

The recommended national standard, Information Security Technology Personal Information Security Specification, which became effective in October 2020, puts forward specific refinement requirements on the collection, preservation, use, sharing, transfer, and public disclosure of personal information. Although it is not mandatory, in the absence of clear implementation rules and standards for the law on cyber security and other personal information protection, it will be used as the basis for judging and making determinations. On November 28, 2019, The Notice of Identification Method of Application Illegal Collection and Use of Personal Information was issued, which provides a reference for the identification of illegal collection and use of personal information by mobile apps, and provides guidance for app operators’ self-inspection and self-correction and netizens’ social supervision.

On June 10, 2021, the SCNPC promulgated the Data Security Law of PRC, or Data Security Law, which took effect in September 2021. The Data Security Law sets forth data security and privacy related compliance obligations on entities and individuals carrying out data related activities. The Data Security Law also introduces a data classification and layered protection system based on the importance of data and the degree of impact on national security, public interests or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked or illegally acquired or used. In addition, the Data Security Law provides a national security review procedure for those data activities that may affect national security, and imposes export restrictions on certain data and information. According to the PRC National Security Law, the State shall establish institutions and mechanisms for national security review and regulation, and conduct national security review on certain matters that affect or may affect PRC national security, such as key technologies and IT products and services. In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies that are listed in the United States.

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On July 10, 2021, the CAC released the revised draft of Cybersecurity Review Measures (for public comments). On December 28, 2021, the CAC, NDRC, MIIT, the MPS, the Ministry of National Security, the MOF, the MOFCOM, the People’s Bank of China, the SAMR, the National Radio and Television Administration, the CSRC, the National Administration of State Secrets Protection and the State Cryptography Administration jointly released the Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, network platform operators with information of over one million users shall be subject to cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and Cyber information security risk.

On August 17, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, or the CIIO Regulations, which took effect in September 2021. The CIIO Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cyber Security Law. The CIIO Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure. According to the CIIO Regulations, operators of certain industries or sectors that may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage may be identified as critical information infrastructure operators by the CAC or the respective industrial regulatory authorities once they meet the identification standards promulgated by the governmental authorities.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which took effect in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s separate consent shall be obtained before operation of such individual’s sensitive personal information, e.g., biometric characteristics and individual location tracking, (ii) personal information operators operating sensitive personal information shall notify individuals of the necessity of such operations and the influence on the individuals’ rights, (iii) if personal information operators reject individuals’ requests to exercise their rights, individuals may file a lawsuit with a People’s Court.

Furthermore, on May 28, 2020, the National People’s Congress of the PRC approved the PRC Civil Code, which came into effect on January 1, 2021. Pursuant to the PRC Civil Code, the collection, storage, use, process, transmission, provision and disclosure of personal information should follow the principles of legitimacy, properness and necessity. On October 29, 2021, the CAC issued the Measures for the Security Assessment of Data Exit (Draft for Comment), which stipulates that data processors who provide overseas the important data collected and generated during operations within the PRC and personal information that shall be subject to security assessment shall conduct a security assessment. Furthermore, if the data processor provides data overseas and meets one of the following circumstances, it shall declare the security assessment: (i) personal information and important data collected and generated by operators of critical information infrastructure; (ii) the data contains important data; (iii) personal information processors who have processed personal information of one million people provide personal information abroad; (iv) accumulatively provided personal information of more than one hundred thousand people or sensitive personal information of more than ten thousand people abroad; and (v) other circumstances as specified by the CAC. The assessment results of the data exit are valid for two years.

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In addition, on November 14, 2021, the Administration Regulations on Cyber Data Security (Draft for Comments) was proposed by the CAC for public comments until December 13, 2021. It sets out general guidelines, protection of personal information, security of important data, security management of cross-border data transfer, obligations of internet platform operators, supervision and management, and legal liabilities. Key requirements include: data processors should be in compliance with the requirements of multi-level cybersecurity protection, strengthen the data processing system, data transmission network, data storage environment and other security protection, processing of important data systems in principle should meet the third level or above of multi-level cybersecurity protection and critical information infrastructure security protection requirements; data processors should establish a data security emergency response mechanism, and promptly start the emergency response mechanism in the event of a data security incident; the detailed rules for data processors to apply when providing personal information to third parties, or sharing, trading or entrusting important data to third parties; the scenarios of cybersecurity review which shall be subject to Cybersecurity Review Measures; the definitions of important data and operators’ security protection obligations; the detailed rules on cross-border data transfer which added missing details to the Personal Information Protection Law; data processors processing personal information of more than one million people shall also comply with the regulations for processing of important data; data processors dealing with important data or listing overseas (including Hong Kong) should carry out an annual data security assessment by themselves or by entrusting data security service agencies, and each year before January 31, data security assessment report for the previous year shall be submitted to the districted city level cyberspace administration department. The draft measures reiterate that data processors who process the personal information of at least one million users must apply for a cybersecurity review if they plan listing of companies in foreign countries, and the draft measures further require the data processors that carry out the following activities to apply for cybersecurity review in accordance with the relevant laws and regulations: (i) the merger, reorganization or division of internet platform operators that have gathered a large number of data resources related to national security, economic development and public interests affects or may affect national security; (ii) the listing of the data processor in Hong Kong affects or may affect the national security; and (iii) other data processing activities that affect or may affect national security. In addition, in one of the following situations, data processors shall delete or anonymize personal information within 15 business days: (i) the purpose of processing personal information has been achieved or the purpose of processing is no longer needed; (ii) the storage term agreed with the users or specified in the personal information processing rules has expired; (iii) the service has been terminated or the account has been canceled by the individual; or (iv) unnecessary personal information or personal information unavoidably collected due to the use of automatic data collection technology but without the consent of the individual. Any failure to comply with such requirements may subject us to, among others, suspension of services, fines, revoking relevant business permits or business licenses and penalties. Since the revised draft has not been formally adopted as of the date of the document, the revised draft (especially its operative provisions) and its anticipated adoption or effective date are subject to further changes with substantial uncertainty.

However, the relationship between the Data Security Law of the PRC and the implemented National Security Law of the PRC, the Cyber Security Law of the PRC, the Confidentiality Law of the PRC and the Personal Information Protection Law of the PRC needs to be carefully clarified.

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CERTAIN TRANSACTIONS

Certain Transactions of Goldenbridge

In August 2019, 10,000 ordinary shares of Goldenbridge were sold to the Sponsor. In September 2020, Goldenbridge issued another 1,427,500 ordinary shares resulting in an aggregate of 1,437,500 ordinary shares outstanding to the Sponsor and Goldenbridge directors and officers, which we refer to throughout this proxy statement/prospectus as the “insider shares,” for an aggregate purchase price of $25,000, or approximately $0.017 per share. In January 2021, the Sponsor transferred part of its insider shares to Golden Bridge Holding, LLC, Scienjoy Inc., Lucky Link International Limited, and Can Wu, and after such transfers, the Sponsor currently owns 120,583 ordinary shares.

Simultaneously with the closing of the IPO, Goldenbridge consummated the private placement with certain of its initial shareholders of 350,000 units at a price of $10.00 per Private Unit, generating total proceeds of $3,500,000.

In order to meet our working capital needs following the consummation of the IPO, our initial shareholders, officers and directors and their respective affiliates may, but are not obligated to, loan us funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion (the “Working Capital Loans”). Each loan would be evidenced by a promissory note. The notes would either be paid upon consummation of our initial business combination, without interest, or, at the lender’s discretion, up to $500,000 of the notes may be converted upon consummation of our business combination into private units at a price of $10.00 per unit (which, for example, would result in the holders being issued units to acquire 55,000 ordinary shares (which includes 5,000 shares issuable upon conversion of rights) and warrants to purchase 25,000 ordinary shares if $500,000 of notes were so converted). Our shareholders have approved the issuance of the units and underlying securities upon conversion of such notes, to the extent the holder wishes to so convert them at the time of the consummation of our initial business combination. If we do not complete a business combination, the loans would be repaid out of funds not held in the trust account, and only to the extent available. As of June 30, 2022, we had no borrowings under the Working Capital Loans.

The holders of our insider shares issued and outstanding prior to the date of the IPO, as well as the holders of the private units (and all underlying securities) and any securities our initial shareholders, officers, directors or their affiliates may be issued in payment of Working Capital Loans made to us, will be entitled to registration rights pursuant to a registration rights agreement. The holders of a majority of these securities are entitled to make up to two demands that we register such securities. The holders of the majority of the insider shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these ordinary shares are to be released from escrow. The holders of a majority of the private units or securities issued in payment of Working Capital Loans made to us can elect to exercise these registration rights at any time after we consummate a business combination. As of June 30, 2022, there were no such out-of-pocket expenses reimbursable by us at the closing of the Business Combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our consummation of a business combination. We will bear the expenses incurred in connection with the filing of any such registration statements.

We will reimburse our officers and directors for any reasonable out-of-pocket business expenses incurred by them in connection with certain activities on our behalf such as identifying and investigating possible target businesses and business combinations. There is no limit on the amount of out-of-pocket expenses reimbursable by us; provided, however, that to the extent such expenses exceed the available proceeds not deposited in the trust account and the interest income earned on the amounts held in the trust account, such expenses would not be reimbursed by us unless we consummate an initial business combination. Our audit committee will review and approve all reimbursements and payments made to any initial shareholder or member of our management team, or our or their respective affiliates, and any reimbursements and payments made to members of our audit committee will be reviewed and approved by our Board of Directors, with any interested director abstaining from such review and approval.

Other than the $10,000 per month administrative fee paid to Golden Bridge Capital Limited, which is also owned by Mr. Jining Li, Goldenbridge’s director and also the affiliate of the Sponsor, and HK$50,000 (or approximately US$6,427 based on an exchange rate of HK$7.78 to US$1.00 on August 23, 2021) per month that has been paid since June 2020 to Yongsheng Liu, our Chief Executive Officer, for his services to us, no compensation of any kind, including finders, consulting or other similar fees, has been paid or will be paid to any of our existing shareholders, including our directors, or any of their respective affiliates, prior to, or for any services they render in order to effectuate, the consummation of a business combination. However, such individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no limit on the amount of these out-of-pocket expenses and there will be no review of the reasonableness of the expenses by anyone other than our board of directors and audit committee, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged.

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On May 26, 2022, we issued one unsecured promissory note in an amount of $575,000, to SunCar, in exchange for SunCar depositing such amount into our trust account in order to extend the time available for us to complete a business combination to September 4, 2022. Subsequently, on August 25, 2022, we issued one unsecured promissory note in an amount of $575,000, to SunCar, in exchange for SunCar depositing such amount into our trust account in order to extend time available for us to complete the Business Combination to December 4, 2022. Each note does not bear interest and matures upon closing of a business combination. In addition, each note may be converted at the lender’s discretion into units identical to the units issued in the IPO at a price of $10.00 per unit.

All ongoing and future transactions between us and any of our officers and directors or their respective affiliates will be on terms believed by us to be no less favorable to us than are available from unaffiliated third parties. Such transactions, including the payment of any compensation, will require prior approval by a majority of our uninterested “independent” directors (to the extent we have any) or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our disinterested “independent” directors (or, if there are no “independent” directors, our disinterested directors) determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties.

Related Party Policy

Our Code of Ethics requires us to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interest, except under guidelines approved by the board of directors (or the audit committee). Related-party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) we or any of our subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of our ordinary shares, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

We also require each of our directors and executive officers to annually complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

Our Audit Committee, pursuant to its written charter, will be responsible for reviewing and approving related-party transactions to the extent we enter into such transactions. All ongoing and future transactions between us and any of our officers and directors or their respective affiliates will be on terms believed by us to be no less favorable to us than are available from unaffiliated third parties. Such transactions will require prior approval by our audit committee and a majority of our uninterested “independent” directors, or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our audit committee and a majority of our disinterested “independent” directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties. Additionally, we require each of our directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

To further minimize potential conflicts of interest, we have agreed not to consummate a business combination with an entity which is affiliated with any of our initial shareholders unless we obtain an opinion from an independent investment banking firm that the business combination is fair to our unaffiliated shareholders from a financial point of view. Furthermore, in no event will any of our existing officers, directors or initial shareholders, or any entity with which they are affiliated, be paid any finder’s fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the consummation of a business combination.

Certain Transactions of SunCar

Disposal of Shengda Group

On March 1, 2022, SunCar entered into a share purchase agreement (the “SPA”) with Jiachen Information Technology (Shanghai) Co., Ltd., an affiliate of Mr. Ye Zaichang, SunCar’s Chairman of the Board of Directors to transferred the total equity of Shengda Automobile Service Group Co., Limited and its subsidiaries (“Shengda Group”) with the consideration of RMB 1 (as the disposed entities are in a net liability position as of the disposal date). Besides, on March 1, 2022, China Auto Market Group Limited., the HK subsidiary of SunCar, transferred its 25% equity interest of Shengshi Dalian Financial Leasing (Shanghai) Co., Ltd and Shenglian Finance Leasing (Tianjin) Co., Ltd, subsidiaries of Shengda Group, to a related party YSY GROUP LIMITED (“YSY”), an affiliate of Mr. Ye Zaichang, with the consideration of RMB 1.

The agreements have been approved by an independent committee of the Group’s Board of Directors and the disposal transaction was completed as of March 1, 2022.

As a result of the transfer of equity interest of SUNCAR Online from Shengda Group to Shanghai Feiyou at a transfer price of RMB 281,780 ($44,217) (see Note 3 Discontinued Operations to the consolidated financial statements of SunCar in this prospectus), SunCar has in debt owed to Shengda Group (which was ultimately controlled by Mr. Ye) RMB281,780 (US$44,217). Pursuant to the SPA, SunCar agreed to repay the debt owed to Shengda Group by full before June 1, 2023.

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SHARES ELIGIBLE FOR FUTURE SALE

According to the Memorandum and Articles of Association of PubCo, the authorized share capital of the post-closing company is $50,000 divided into 500,000,000 ordinary shares of par value of $0.0001 each, comprising (a) 400,000,000 PubCo Class A Ordinary Shares of par value of US$0.0001 each and (b) 100,000,000 PubCo Class B Ordinary Shares of par value of $0.0001 each. All of the PubCo Ordinary Shares issued in connection with the Reincorporation Merger will be freely transferable by persons other than by PubCo’s “affiliates” without restriction under the Securities Act, subject to the restrictions detailed below. The PubCo Ordinary Shares issued in the Acquisition Merger will also be registered at the closing, but will be subject to the lock-up agreements described below. Sales of substantial amounts of PubCo Ordinary Shares in the public market could adversely affect prevailing market prices of the PubCo Ordinary Shares. Prior to the Business Combination, there has been no public market for PubCo Ordinary Shares. PubCo intends to apply for listing of the PubCo Ordinary Shares and PubCo Warrants on Nasdaq, but it cannot be assured that a regular trading market will develop in the PubCo Ordinary Shares or PubCo Warrants.

Transfer of Ordinary Shares

Subject to applicable securities laws in relevant jurisdictions and PubCo’s Memorandum and Articles of Association, the fully paid-up ordinary shares are freely transferable. Shares may be transferred by a duly signed instrument of transfer in any usual common form or in a form acceptable to the directors and the applicable securities laws in the relevant jurisdictions. The directors may decline to register any transfer unless, among other things, evidence of payment of any stamp duty payable with respect to the transfer is provided together with other evidence as the directors may require to show the right of the transferor to make the transfer. PubCo will replace lost or destroyed certificates for shares upon notice to us and upon, among other things, the applicant furnishing evidence and indemnity as the directors may require and the payment of all applicable fees.

Lock-up Agreements

No less than [*]% of the shares to be issued in the Acquisition Merger to the current SunCar shareholders will be subject to certain restrictions on sale and cannot be sold for at least one (1) year from the date of the Business Combination.

Escrow Agreements

In addition, 1,437,500 PubCo Class A Ordinary Shares to be owned by our initial shareholders that are held in an escrow account will be released and available for sale as early as six (6) months from the date of the Business Combination provided that 50% of such shares will be released on the date on which the closing price of the shares equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the initial Business Combination. After the expiration of these restricted periods, there will then be an additional 1,437,500 shares that are eligible for trading in the public market.

In connection with SunCar’s indemnification obligations under the Merger Agreement, PubCo, the Shareholders’ Representative and the Escrow Agent, will enter into an escrow agreement at the time of the consummation of the Business Combination, pursuant to which 1,000,000 PubCo Ordinary Shares (which will not be fully paid at issuance) will be issued to the escrow agent to hold in escrow for the escrow period to satisfy any potential claims against the current SunCar shareholders that are brought pursuant to the Merger Agreement.

The escrow shares will be issued as partly paid. During the escrow period, the SunCar shareholders shall be entitled to vote and to receive dividends on the escrow shares. If any claims are to be satisfied by withholding part or all of the escrow shares from the SunCar shareholders at the end of the escrow period, those escrow shares will be forfeited and cancelled by PubCo. Any escrow shares released from the escrow account and transferred by the escrow agent to the SunCar shareholders will be deemed fully paid PubCo Ordinary Shares as of the time of such release and transfer and no SunCar shareholders will be required to pay any additional amount (in cash or otherwise) to PubCo in connection with the receipt of fully paid PubCo Ordinary Shares.

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Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates or anyone acting on their behalf, while Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.

PubCo is a foreign issuer as defined in Regulation S. As a foreign issuer, securities that PubCo sells outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and, subject to the offering restrictions imposed by Rule 903, are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by PubCo’s affiliates. Generally, subject to certain limitations, holders of PubCo’s restricted shares who are not affiliates of PubCo or who are affiliates of PubCo by virtue of their status as an officer or director of PubCo may, under Regulation S, resell their restricted shares in an “offshore transaction” if none of the shareholder, its affiliate nor any person acting on their behalf engages in directed selling efforts in the United States and, in the case of a sale of PubCo restricted shares by an officer or director who is an affiliate of PubCo solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. Additional restrictions are applicable to a holder of PubCo restricted shares who will be an affiliate of PubCo other than by virtue of his or her status as an officer or director of PubCo.

PubCo is not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares outside the United States and will register all of the newly issued shares under the Securities Act.

Rule 144

All of the PubCo Ordinary Shares that will be outstanding upon the consummation of the Business Combination, other than those equity shares issued and registered in connection with the Business Combination, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this proxy statement/prospectus, a person (or persons whose shares are aggregated) who, at the time of a sale, is not, and has not been during the three months preceding the sale, an affiliate of PubCo and has beneficially owned PubCo’s restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about PubCo. Persons who are affiliates of PubCo and have beneficially owned PubCo’s restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

●	1% of the then issued equity shares of the same class which, immediately after the Business Combination, will equal [*] equity shares (assuming redemption by holders of [*] Goldenbridge ordinary shares); or

●	the average weekly trading volume of PubCo Ordinary Shares of the same class during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by affiliates of PubCo under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about PubCo.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of PubCo’s employees, consultants or advisors who purchase equity shares from PubCo in connection with a compensatory stock plan or other written agreement executed prior to the consummation of the Business Combination is eligible to resell those equity shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

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DESCRIPTION OF PUBCO’S SECURITIES

PubCo, or SunCar Technology Group Inc., is a Cayman Islands exempted company and its affairs are governed by the memorandum and articles of association, as amended and restated from time to time, and Companies Act (As Revised) of the Cayman Islands, which we refer to as the “Companies Act” below, and the common law of the Cayman Islands.

PubCo currently has only one class of issued ordinary shares, which have identical rights in all respects and rank equally with one another. The share capital of PubCo is $50,000 divided into 500,000,000 shares of a par value of $0.0001 each.

PubCo Ordinary Shares

The following includes a summary of the terms of PubCo Ordinary Shares, based on its Memorandum and Articles of Association and Cayman Islands law. Immediately prior to the consummation of the Reincorporation Merger, PubCo shall amend its memorandum and articles of association, which amendment is referred to herein as the “Memorandum and Articles of Association”. According to the Memorandum and Articles of Association, the authorized share capital of the post-closing company is $50,000 divided into 500,000,000 ordinary shares of par value of $0.0001 each, comprising (a) 400,000,000 PubCo Class A Ordinary Shares of par value of US$0.0001 each and (b) 100,000,000 PubCo Class B Ordinary Shares of par value of $0.0001 each.

General. Immediately prior to the consummation of the Business Combination, PubCo’s authorized share capital is US$50,000 divided into 500,000,000 ordinary shares, with a par value of US$0.0001 each, comprising (a) 400,000,000 PubCo Class A Ordinary Shares of par value of US$0.0001 each and (b) 100,000,000 PubCo Class B Ordinary Shares of par value of US$0.0001 each. PubCo’s ordinary shares are divided into PubCo Class A ordinary shares and PubCo Class B ordinary shares. Holders of PubCo Class A ordinary shares and PubCo Class B ordinary shares have the same rights except for voting and conversion rights. All of PubCo’s issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. PubCo may not issue share to bearer. PubCo’s shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends. The holders of PubCo’s ordinary shares are entitled to such dividends as may be declared by its Board of Directors subject to its Memorandum and Articles of Association and the Companies Act. In addition, PubCo’s shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by its directors. PubCo’s Memorandum and Articles of Association provide that dividends may be declared and paid out of PubCo’s profits, realized or unrealized, or from any reserve set aside from profits which its Board of Directors determines is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. No dividend may be declared and paid unless PubCo’s directors determine that, immediately after the payment, PubCo will be able to pay its debts as they become due in the ordinary course of business and PubCo has funds lawfully available for such purpose. Holders of PubCo Class A ordinary shares and PubCo Class B ordinary shares will be entitled to the same amount of dividends, if declared.

Voting Rights. In respect of all matters subject to a shareholders’ vote, each PubCo Class A ordinary share is entitled to one vote, and each PubCo Class B ordinary share is entitled to 10 votes, voting together as one class. Voting at any meeting of shareholders is by poll and not on a show of hands.

A quorum required for a meeting of shareholders consists of two or more shareholders holding not less than one-half of the votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, PubCo is not obliged by the Companies Act to call shareholders’ annual general meetings. PubCo’s Memorandum and Articles of Association provide that PubCo may (but are not obliged to) in each year hold a general meeting as its annual general meeting in which case PubCo will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by its directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the Nasdaq Listing Rules. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of PubCo’s shareholders may be called by a majority of its Board of Directors or its chairman or, in the case of an extraordinary general meeting only, upon a requisition of shareholders holding at the date of deposit of the requisition not less than one-third of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, PubCo Memorandum and Articles of Association do not provide its shareholders with any right to put any proposals before any annual general meetings or any extraordinary general meetings not called by such shareholders. Advance notice of at least fifteen (15) days is required for the convening of PubCo’s annual general meeting and other general meetings unless such notice is waived in accordance with its articles of association.

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An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution also requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to PubCo’s Memorandum and Articles of Association.

Conversion. Each PubCo Class B ordinary share is convertible into one PubCo Class A ordinary share at any time at the option of the holder thereof. PubCo Class A ordinary shares are not convertible into PubCo Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of PubCo Class B ordinary shares by a holder to any person or entity which is not an affiliate of such holder, such PubCo Class B ordinary shares shall be automatically and immediately converted into the equivalent number of PubCo Class A ordinary shares.

Transfer of Ordinary Shares. Subject to the restrictions in PubCo’s Memorandum and Articles of Association as set out below, any of PubCo’s shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by PubCo’s Board of Directors.

PubCo’s Board of Directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which PubCo has a lien. PubCo’s Board of Directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as PubCo’s Board of Directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as PubCo’s directors may from time to time require is paid to PubCo in respect thereof.

If PubCo’s directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the Nasdaq, be suspended and the register closed at such times and for such periods as PubCo’s Board of Directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as PubCo’s board may determine.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), if the assets available for distribution amongst PubCo’s shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst PubCo’s shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to PubCo for unpaid calls or otherwise. If PubCo’s assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by PubCo’s shareholders in proportion to the par value of the shares held by them. Any distribution of assets or capital to a holder of ordinary share will be the same in any liquidation event. Any distribution of assets or capital to a holder of a PubCo Class A ordinary share and a holder of a PubCo Class B ordinary share will be the same in any liquidation event.

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Redemption, Repurchase and Surrender of Ordinary Shares. PubCo may issue shares on terms that such shares are subject to redemption, at PubCo’s option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by PubCo’s Board of Directors or by a special resolution of PubCo’s shareholders. PubCo may also repurchase any of its shares provided that the manner and terms of such purchase have been approved by its Board of Directors or are otherwise authorized by its Memorandum and Articles of Association. Under the Companies Act, the redemption or repurchase of any share may be paid out of PubCo’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, PubCo may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time PubCo’s share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not PubCo is being wound-up, may be varied with the consent in writing of a majority the holders of the issued shares of that class or series or with the sanction of an ordinary resolution at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records. Holders of PubCo Ordinary Shares have no general right under Cayman Islands law to inspect or obtain copies of PubCo’s list of shareholders or its corporate records. (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. However, PubCo will provide its shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares. PubCo’s Memorandum and Articles of Association authorize its Board of Directors to issue additional ordinary shares from time to time as its Board of Directors shall determine, to the extent of available authorized but unissued shares.

PubCo’s Memorandum and Articles of Association also authorize its Board of Directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

PubCo’s Board of Directors may issue preferred shares without action by its shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions. Some provisions of PubCo’s Memorandum and Articles of Association may discourage, delay or prevent a change of control of PubCo or management that shareholders may consider favorable, including provisions that authorize PubCo’s Board of Directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by its shareholders.

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Exempted Company. PubCo is an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

●	“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

PubCo Warrants

Set forth below is also a description of the PubCo Warrants that will be issued and outstanding upon the consummation of the Business Combination.

The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Memorandum and Articles of Association attached as Annex B to this proxy statement/prospectus.

The PubCo Warrants will have the same terms as the GBRG Warrants. Each PubCo Warrant entitles the holder thereof to purchase one-half (1/2) of one PubCo Class A Ordinary Share at a price of $11.50 per full share. PubCo will not issue fractional shares. As a result, a warrant holder must exercise its PubCo Warrants in multiples of two, at a price of $11.50 per full share, subject to adjustment, to validly exercise the PubCo Warrants. The PubCo Warrants will become exercisable on the later of the completion of the Business Combination and 12 months from the date of the IPO, and will expire five years after the consummation of the Business Combination.

PubCo may redeem the outstanding PubCo Warrants (excluding the private warrants that are part of the Private Units but including any outstanding warrants issued upon exercise of the unit purchase option issued to Maxim Group LLC and its designees), in whole and not in part, at a price of $0.01 per warrant:

●	at any time while the PubCo Warrants are exercisable,

●	upon a minimum of 30 days’ prior written notice of redemption to each warrant holder,

●	if, and only if, the reported last sale price of the ordinary shares equals or exceeds $16.50 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders (the “Force-Call Provision”), and

●	if, and only if, there is a current registration statement in effect with respect to the PubCo Ordinary Shares underlying the PubCo Warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

198

If the foregoing conditions are satisfied and PubCo issues a notice of redemption, each warrant holder can exercise his, her or its PubCo Warrant prior to the scheduled redemption date. However, the price of the PubCo Ordinary Shares may fall below the $16.50 trigger price as well as the $11.50 warrant exercise price per full share after the redemption notice is issued and not limit PubCo’s ability to complete the redemption.

In the event PubCo elects to redeem all of the PubCo Warrants that are subject to redemption, PubCo will fix a date for the redemption (the “Redemption Date”). Notice of redemption shall be mailed by first class mail, postage prepaid, by PubCo not less than 30 days prior to the date fixed for redemption to the registered holders of the PubCo Warrants to be redeemed at their last addresses as they appear on the warrant register. Any notice mailed in the aforesaid manner will be conclusively presumed to have been duly given, whether or not the registered holder received such notice.

If PubCo calls the PubCo Warrants for redemption as described above, PubCo’s management will have the option to require all warrant holders that wish to exercise PubCo Warrants to do so on a “cashless basis.” In such event, each warrant holder would pay the exercise price by surrendering the whole PubCo Warrant for that number of PubCo Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of PubCo Ordinary Shares underlying the PubCo Warrants, multiplied by the difference between the exercise price of the PubCo Warrants and the “fair market value” (as defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the PubCo Ordinary Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the warrant holders. Whether PubCo will exercise its option to require all warrant holders to exercise their PubCo Warrants on a “cashless basis” will depend on a variety of factors including the price of the PubCo Ordinary Shares at the time the PubCo Warrants are called for redemption, PubCo’s cash needs at such time and concerns regarding dilutive share issuances.

The PubCo Warrants will be issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, LLC, as warrant agent, and PubCo. The warrant agreement will provide that the terms of the PubCo Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of a majority of the then outstanding PubCo Warrants in order to make any change that adversely affects the interests of the registered holders.

The exercise price and number of PubCo Class A Ordinary Shares issuable on exercise of the PubCo Warrants may be adjusted in certain circumstances including in the event of a share capitalization, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the PubCo Warrants will not be adjusted for issuances of PubCo Class A Ordinary Shares at a price below their respective exercise prices.

The PubCo Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of PubCo Warrants being exercised. The warrant holders do not have the rights or privileges of holders of PubCo Class A Ordinary Shares and any voting rights until they exercise their PubCo Warrants and receive PubCo Class A Ordinary Shares. After the issuance of PubCo Class A Ordinary Shares upon exercise of the PubCo Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

Except as described above, no PubCo Warrants will be exercisable and PubCo will not be obligated to issue PubCo Class A Ordinary Shares unless at the time a holder seeks to exercise such warrant, a prospectus relating to the PubCo Class A Ordinary Shares issuable upon exercise of the PubCo Warrants is current and the PubCo Class A Ordinary Shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the PubCo Warrants. Under the terms of the warrant agreement, PubCo has agreed to use its best efforts to meet these conditions and to maintain a current prospectus relating to the PubCo Class A Ordinary Shares issuable upon exercise of the PubCo Warrants until the expiration of the PubCo Warrants. However, PubCo cannot assure you that it will be able to do so and, if PubCo does not maintain a current prospectus relating to the PubCo Class A Ordinary Shares issuable upon exercise of the PubCo Warrants, holders will be unable to exercise their PubCo Warrants and PubCo will not be required to settle any such warrant exercise. If the prospectus relating to the PubCo Class A Ordinary Shares issuable upon the exercise of the PubCo Warrants is not current or if the PubCo Class A Ordinary Shares are not qualified or exempt from qualification in the jurisdictions in which the holders of the PubCo Warrants reside, PubCo will not be required to net cash settle or cash settle the warrant exercise, the PubCo Warrants may have no value, the market for the PubCo Warrants may be limited and the PubCo Warrants may expire worthless.

Warrant holders may elect to be subject to a restriction on the exercise of their PubCo Warrants such that an electing warrant holder (and his, her or its affiliates) would not be able to exercise their PubCo Warrants to the extent that, after giving effect to such exercise, such holder (and his, her or its affiliates) would beneficially own in excess of 9.8% of the PubCo Class A Ordinary Shares issued and outstanding. Notwithstanding the foregoing, any person who acquires a warrant with the purpose or effect of changing or influencing the control of PubCo, or in connection with or as a participant in any transaction having such purpose or effect, immediately upon such acquisition will be deemed to be the beneficial owner of the underlying PubCo Class A Ordinary Shares and not be able to take advantage of this provision.

No fractional shares will be issued upon exercise of the PubCo Warrants. If, upon exercise of the PubCo Warrants, a holder would be entitled to receive a fractional interest in a share (as a result of a subsequent share capitalizations payable in PubCo Class A Ordinary Shares, or by a split up of the PubCo Class A Ordinary Shares or other similar event), PubCo will, upon exercise, round up or down to the nearest whole number the number of PubCo Class A Ordinary Shares to be issued to the warrant holder.

As of the date of this proxy statement/prospectus, trading prices of GBRG Ordinary Shares have not exceeded the threshold that would allow GBRG to redeem GBRG Warrants.

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COMPARISON OF SHAREHOLDERS’ RIGHTS

In connection with the Business Combination, holders of GBRG Ordinary Shares will become shareholders of PubCo and their rights will be governed by the Cayman Islands law and the Memorandum and Articles of Association. Currently, the rights of Goldenbridge shareholders are governed by the laws of the British Virgin Islands and Goldenbridge’s Existing Charter.

This section describes the material differences between the rights of Goldenbridge shareholders and the proposed rights of PubCo’s shareholders. This summary is not complete and does not cover all of the differences between the Cayman Islands laws and British Virgin Islands laws affecting corporations and their shareholders or all the differences between Goldenbridge’s and PubCo’s organizational documents. The summary is therefore subject to the complete text of the relevant provisions of the Cayman Islands laws and the British Virgin Islands laws and Goldenbridge’s and PubCo’s organizational documents. For information on Goldenbridge’s Existing Charter see the section titled, “Where You Can Find More Information” in this proxy statement/prospectus. For a summary of PubCo’s Memorandum and Articles of Association, see the section titled “Description of PubCo’s Securities” in this proxy statement/prospectus and see the full text of PubCo’s Memorandum and Articles of Association attached to this proxy statement/prospectus as Annex B.

Cayman Islands			British Virgin Islands

Shareholder Meetings

●	Held at a time and place as designated in the Articles of Association. Our Articles of Association provide that our board may designate such time and place.		●	Held at a time and place as designated in the Articles of Association. Our Articles of Association provide that our board may designate such time and place.

●	May be held within or outside the Cayman Islands		●	May be held within or outside the British Virgin Islands

●	Notice:		●	Notice:

	●	Our Articles of Association provides that a general meeting of the company may be called by the chairman or a majority of our board or by the holders of at least one-third of all votes attached to all issued shares entitled to vote at our general meetings.		●	Whenever shareholders are required to take action at a meeting, written notice shall state the place, date and hour of the meeting and indicate that it is being issued by or at the direction of the person calling the meeting.

	●	A copy of the notice of any meeting shall be given personally or sent by mail or electronic mail as designated in the Articles of Association.		●	A copy of the notice of any meeting shall be given personally or sent by mail or electronic form as designated in the Articles of Association.

	●	Notice of not less than 15 days before the meeting		●	Notice of not less than 7 days’ before the meeting

Shareholders’ Voting Rights

	●	Our Articles of Association provide shareholders may take any action requiring an ordinary or special resolution passed at a meeting of shareholders without a meeting if their consent to such ordinary or special resolution is in writing and is signed by all shareholders entitled to vote on such resolution, in accordance with the procedure in our articles of association.		●	Any action required to be taken by meeting of shareholders may be taken without meeting if consent is in writing and is signed by a majority of the shareholders entitled to vote if permitted by the articles of association. Our Articles of Association provide for such consent in writing.

	●	Any person authorized to vote may authorize another person or persons to act for him by proxy if permitted by the Articles of Association. Our Articles of Association permit such proxies.		●	Any person authorized to vote may authorize another person or persons to act for him by proxy if permitted by the Articles of Association. Our Articles of Association permit such proxies.

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Cayman Islands			British Virgin Islands
	●	Quorum is as designated in the Articles of Association. Quorum in our Articles of Association is two or more shareholders representing not less than one-third of the votes of the shares entitled to vote on resolutions of members to be considered at the meeting.		●	Quorum is as designated in the Articles of Association. Quorum in our Articles of Association is shareholders representing not less than one-half of the votes of the shares entitled to vote on resolutions of members to be considered at the meeting.

	●	The Memorandum and Articles of Association may provide for cumulative voting in the election of directors. Our Articles of Association do not provide for cumulative voting.		●	The amended and restated Memorandum and Articles of Association may provide for cumulative voting in the election of directors. Our Articles of Association do not provide for cumulative voting.

	●	Our Articles of Association provide that the rights attached to any class of shares may be varied, modified or abrogated with the consent in writing of the holders of a majority of the issued shares of that class, or with the sanction of an ordinary resolution passed at a general meeting of the holders of the shares of that class.		●	Changes in the rights of shareholders as set forth in the Existing Charter require approval of at least 50% of the shareholders. If the shares of Goldenbridge are divided into different classes, any variation of rights attached to any class of shares will require the consent in writing of the holders of not less than 50% of the issued shares of that class and the holders of not less than 50% of the issued shares of any other affected class. The rights and privileges attached to a class of shares must be set out in the Memorandum of Association.

Directors

	●	Our Articles of Association provide that the number of directors shall not be less than 5 directors.		●	Board must consist of at least one director. Our articles of association provide that there shall be no less than two directors.

	●	Maximum number of directors can be changed by an amendment to the Articles of Association. Our Articles of Association do not provide for a maximum number.		●	Maximum number of directors can be changed by an amendment to the Articles of Association. Our Articles of Association do not provide for a maximum number.

	●	If the board is authorized to change the number of directors actually appointed, provided that the number still falls within the maximum and the minimum number of directors as set out in the Articles of Association, it can do so provided that it complies with the procedure set out in the Articles of Association. Our Articles of Association permit our board to appoint additional directors.		●	If the board is authorized to change the number of directors actually appointed, provided that the number still falls within the minimum number of directors as set out in the Articles of Association, it can do so provided that it complies with the procedure set out in the articles of association. Our Articles of Association permit our board to appoint additional directors.

Fiduciary Duties

●	In summary, directors and officers owe the following fiduciary duties:		●	In summary, directors and officers owe the following fiduciary duties:

	●	Duty to act in good faith in what the directors believe to be in the best interests of the company as a whole;		●	Duty to act honestly and in good faith in what the directors believe to be in the best interests of the company as a whole;

	●	Duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;		●	Duty to exercise powers for a proper purpose and not to act or agree to act in a manner the contravenes the BVI Business Companies Act (Revised Edition 2020);

	●	Directors should not improperly fetter the exercise of future discretion;		●	Directors should not improperly fetter the exercise of future discretion;

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Cayman Islands			British Virgin Islands
	●	Duty to exercise powers fairly as between different groups of shareholders;		●	Duty to exercise powers fairly as between different groups of shareholders;

	●	Duty not to put himself in a position of conflict between their duty to the company and their personal interests; and		●	Duty not to put himself in a position of conflict between their duty to the company and their personal interests; and

	●	Duty to exercise independent judgment.		●	Duty to exercise independent judgment.

●	In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as “a reasonably diligent person” having both:		●	In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as “a reasonably diligent person” having both:

	●	the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company, and		●	the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company, and

	●	the nature of the company, the nature of the decision and the position of the director and the responsibilities undertaken.		●	the nature of the company, the nature of the decision and the position of the director and the responsibilities undertaken.

●	As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of his position. However, in some instances a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the Articles of Association or alternatively by shareholder approval at general meetings.		●	As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of his position. However, in some instances a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the Articles of Association or alternatively by shareholder approval at general meetings.

Shareholders’ Derivative Actions

	●	Generally speaking, the company is the proper plaintiff in any action. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:		●	Generally speaking, the company is the proper plaintiff in any action. Derivative actions brought by one or more of the registered shareholders may only be brought with the leave of the BVI Court where the following circumstances apply:

	●	Those who control the company have refused a request by the shareholders to move the company to bring the action;		●	Those who control the company have refused a request by the shareholders to move the company to bring the action;

	●	Those who control the company have refused to do so for improper reasons such that they are perpetrating a “fraud on the minority” (this is a legal concept and is different to “fraud” in the sense of dishonesty);		●	Those who control the company have refused to do so for improper reasons such that they are perpetrating a “fraud on the minority” (this is a legal concept and is different to “fraud” in the sense of dishonesty);

	●	a company is acting or proposing to act illegally or beyond the scope of its authority; or		●	a company is acting or proposing to act illegally or beyond the scope of its authority;

	●	the act complained of, although not beyond the scope of the authority, could only be effected if duly authorized by more than the number of votes which have actually been obtained.		●	the act complained of, although not beyond the scope of the authority, could only be effected if duly authorized by more than the number of votes which have actually been obtained; or

				●	the individual rights of the plaintiff shareholder have been infringed or are about to be infringed.

●	Once a shareholder has relinquished his, her or its shares (whether by redemption or otherwise), it is generally the case that they could no longer bring a derivative action as they would no longer be a registered shareholder.		●	Once a shareholder has relinquished his, her or its shares (whether by redemption or otherwise), it is generally the case that they could no longer bring a derivative action as they would no longer be a registered shareholder.

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ENFORCEABILITY OF CIVIL LIABILITIES UNDER U.S. SECURITIES LAWS

Cayman Islands

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as:

●	political and economic stability;

●	an effective judicial system;

●	a favorable tax system;

●	the absence of exchange control or currency restrictions; and

●	the availability of professional and support services.

●	However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

●	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

●	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our memorandum and articles of association do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted outside the United States, and all of our assets are located outside the United States. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

PubCo will appoint Cogency Global Inc. as its agent upon whom process may be served in any action brought against it under the securities laws of the United States after the consummation of the Business Combination.

Maples and Calder (Hong Kong) LLP, PubCo’s counsel as to Cayman Islands law, and Allbright Law Offices, SunCar’s counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

●	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

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Maples and Calder (Hong Kong) LLP has informed PubCo that it is uncertain whether the courts of the Cayman Islands will allow shareholders of our company to originate actions in the Cayman Islands based upon securities laws of the United States. In addition, there is uncertainty with regard to Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. Maples and Calder (Hong Kong) LLP has further informed PubCo that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign monetary judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

PRC

Substantially all of our assets are located outside the United States. In addition, Mr. Zaichang Ye, acting as a Chairman, Director and Chief Executive Officer of the PubCo, Mr. Zhunfu Lei, Chief Technology Officer and Chief Operating Officer of the PubCo, Saiye Gu and Yizhi Qian, Vice President of the PubCo, and Bohong Du, Director and Chief Financial Officer of the PubCo, all reside within China for a significant portion of the time and most are PRC nationals, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons. As advised by Allbright Law Offices, SunCar’s PRC legal counsel, that there is uncertainty as to whether the courts of the PRC would enforce judgments of United States courts or Cayman courts obtained against us or these persons predicated upon the civil liability provisions of the United States federal and state securities laws. Allbright Law Offices has further advised that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands.

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LEGAL MATTERS

The validity of the PubCo Ordinary Shares will be passed upon by Maples and Calder (Hong Kong) LLP, Cayman Islands counsel to PubCo, and Loeb & Loeb LLP, PubCo’s U.S. Counsel.

EXPERTS

The financial statements of Goldenbridge Acquisition Limited for the year ended June 30, 2021 and for the period from August 12, 2019 (inception) through June 30, 2020 included in this Prospectus have been audited by Friedman LLP, independent registered public accounting firm, as set forth in their report, thereon, appearing elsewhere in this prospectus, and are included in reliance on such report given upon such firm as experts in auditing and accounting.

The consolidated financial statements of Auto Services Group Limited as of and for the years ended December 31, 2021 and 2020 included in this registration statement have been audited by Marcum Bernstein & Pinchuk LLP, an independent registered public accounting firm as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

SHAREHOLDER PROPOSALS AND OTHER MATTERS

Management of Goldenbridge knows of no other matters which may be brought before the Extraordinary General Meeting. If any matter other than the proposed Business Combination or related matters should properly come before the Extraordinary General Meeting, however, the persons named in the enclosed proxies will vote proxies in accordance with their judgment on those matters.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, we and servicers that we employ to deliver communications to our shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of the proxy statement/prospectus. Upon written or oral request, we will deliver a separate copy of the proxy statement/prospectus to any shareholder at a shared address to which a single copy of the proxy statement/ prospectus was delivered and who wishes to receive separate copies in the future. Shareholders receiving multiple copies of the proxy statement/prospectus may likewise request that we deliver single copies of the proxy statement/prospectus in the future. Shareholders may notify us of their requests by calling or writing to our proxy solicitor at:.

[●]

Free: [●]

Collect: [●]

Email: [●]

TRANSFER AGENT AND REGISTRAR

The transfer agent for our securities is Continental.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Goldenbridge is subject to the informational requirements of the Exchange Act, and is required to file reports, any proxy statements and other information with the SEC. You can read Goldenbridge’s SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov. If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the Proposals to be presented at the Extraordinary General Meeting, you should contact our proxy solicitation agent at the following address and telephone number:

[●]

Free: [●]

Collect: [●]

Email: [●]

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None of Goldenbridge, PubCo, Merger Sub or SunCar has authorized anyone to provide you with information that differs from that contained in this proxy statement/prospectus. You should not assume that the information contained in this proxy statement/prospectus is accurate as on any date other than the date of this proxy statement/prospectus, and neither the mailing of this proxy statement/prospectus to Goldenbridge’s shareholders nor the consummation of the Business Combination shall create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction.

SunCar does not have a class of equity securities registered under the Securities Exchange Act of 1934 and does not file reports or other information with the SEC.

If you are a shareholder of Goldenbridge and would like to request documents, please do so by [●], 2022, in order to receive them before the Extraordinary General Meeting. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.

All information contained in this proxy statement/prospectus relating to Goldenbridge, PubCo and Merger Sub has been supplied by Goldenbridge, and all such information relating to SunCar has been supplied by SunCar. Information provided by either of Goldenbridge or SunCar does not constitute any representation, estimate or projection of the other party.

This document is a proxy statement/prospectus of Goldenbridge for the Extraordinary General Meeting. We have not authorized anyone to give any information or make any representation about the Business Combination, us or SunCar that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

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GOLDENBRIDGE ACQUISITION LIMITED

AUTO SERVICES GROUP LIMITED

F-1

GOLDENBRIDGE ACQUISITION LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	March 31, 2022	June 30, 2021
		(As restated)
ASSETS
Current assets:
Cash	$161,325	$754,440
Prepayments	-	134,139
Total current assets	161,325	888,579

Cash and investments held in trust account	58,095,987	57,499,151

TOTAL ASSETS	$58,257,312	$58,387,730

LIABILITIES, TEMPORARY EQUITY, AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accrued liabilities and other payable	$177,480	$77,500
Note payable – related party	575,000	-
Amount due to a related party	14,981	9,981
Total current liabilities	767,461	87,481

Warrant liabilities	810,000	740,000
Deferred underwriting compensation	2,012,500	2,012,500

TOTAL LIABILITIES	3,589,961	2,839,981

Commitments and contingencies

Ordinary shares, subject to possible redemption: 5,750,000 shares as of March 31, 2022 and June 30, 2021 (at redemption value of $10.10 and $10.00 per share, respectively)	58,095,987	57,500,000

Shareholders’ deficit:
Ordinary shares; no par value; unlimited shares authorized; 1,816,250 shares issued and outstanding as of March 31, 2022 and June 30, 2021, respectively	2,755,000	2,755,000
Accumulated deficit	(6,191,649)	(4,703,585)
Accumulated other comprehensive income (loss)	8,013	(3,666)

Total Shareholders’ deficit	(3,428,636)	(1,952,251)

TOTAL LIABILITIES, TEMPORARY EQUITY AND SHAREHOLDERS’ DEFICIT	$58,257,312	$58,387,730

See accompanying notes to unaudited condensed consolidated financial statements.

F-2

GOLDENBRIDGE ACQUISITION LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Three months ended March 31,		Nine months ended March 31,
	2022	2021	2022	2021
		(As restated)		(As restated)

Formation, general and administrative expenses	$(307,328)	$(201,018)	$(832,972)	$(432,619)

Total operating expenses	(307,328)	(201,018)	(832,972)	(432,619)

Other income
Interest income	3,904	-	10,895	-
Change in fair value of warrant liabilities	(100,000)	(10,000)	(70,000)	(10,000)
Total other income, net	(96,096)	(10,000)	(59,105)	(10,000)

Loss before income taxes	(403,424)	(211,018)	(892,077)	(442,619)

Income taxes	-	-	-	-

NET LOSS	(403,424)	(211,018)	(892,077)	(442,619)

Other comprehensive income:
Unrealized gain on available-for-sale securities	4,195	1,092	11,679	1,092

COMPREHENSIVE LOSS	(399,229)	(209,926)	(880,398)	(441,527)

Basic and diluted weighted average shares outstanding, ordinary shares subject to possible redemption	5,750,000	5,616,071	5,750,000	5,616,071
Basic and diluted net income per share, ordinary shares subject to possible redemption	$(0.03)	0.14	$(0.09)	$0.10

Basic and diluted weighted average shares outstanding, ordinary shares attributable to Goldenbridge Acquisition Limited	1,816,250	1,555,333	1,816,250	1,476,204
Basic and diluted net loss per share, ordinary shares attributable to Goldenbridge Acquisition Limited	$(0.13)	$(0.65)	$(0.20)	$(0.69)

See accompanying notes to unaudited condensed consolidated financial statements.

F-3

GOLDENBRIDGE ACQUISITION LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIT

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Three and Nine Months ended March 31, 2022
	Ordinary shares		Accumulated other comprehensive	Accumulated	Total shareholders’
	No. of shares	Amount	income	deficit	deficit

Balance as of July 1, 2021 (As restated)	1,816,250	$2,755,000	$(3,666)	$(4,703,585)	$(1,952,251)

Unrealized holding gain on available-for-sales securities	-	-	6,507	-	6,507
Realized holding gain on available-for-sales securities	-	-	(1,509)	-	(1,509)
Net loss	-	-	-	(257,324)	(257,324)

Balance as of September 30, 2021	1,816,250	2,755,000	1,332	(4,960,909)	(2,204,577)

Unrealized holding gain on available-for-sales securities	-	-	7,268	-	7,268
Realized holding gain on available-for-sales securities	-	-	(4,782)	-	(4,782)
Net loss	-	-	-	(231,329)	(231,329)

Balance as of December 31, 2021	1,816,250	2,755,000	3,818	(5,192,238)	(2,433,420)

Unrealized holding gain on available-for-sales securities	-	-	8,013	-	8,013
Realized holding gain on available-for-sales securities	-	-	(3,818)	-	(3,818)
Accretion of carrying value to redemption value	-	-	-	(595,987)	(595,987)
Net loss	-	-	-	(403,424)	(403,424)

Balance as of March 31, 2022	1,816,250	$2,755,000	$8,013	$(6,191,649)	$(3,428,636)

	Three and Nine Months ended March 31, 2021
	Ordinary shares		Accumulated other comprehensive	Accumulated	Total shareholders’
	No. of shares	Amount	income	deficit	Deficit

Balance as of July 1, 2020	1,437,500	$25,000	$-	$(34,625)	$(9,625)

Net loss	-	-	-	(131,152)	(131,152)

Balance as of September 30, 2020	1,437,500	25,000	-	(165,777)	(140,777)

Net loss	-	-	-	(100,449)	(100,449)

Balance as of December 31, 2020	1,437,500	25,000	-	(266,226)	(241,226)

Sale of units in initial public offering	5,750,000	53,650,306	-	-	53,650,306
Sale of units to the founder in private placement	350,000	2,730,000	-	-	2,730,000
Sale of unit purchase option	-	100	-	-	100
Issue of representative share	28,750	-	-	-	-
Initial classification of ordinary shares subject to possible redemption	(5,750,000)	(56,818,181)	-	-	(56,818,181)
Allocation of offering costs to ordinary shares subject to possible redemption	-	3,804,045	-	-	3,804,045
Accretion of carrying value to redemption value	-	(636,270)	-	(3,849,594)	(4,485,864)
Unrealized holding gain on available-for-sales securities	-	-	1,092		1,092
Net loss	-	-	-	(211,018)	(211,018)

Balance as of March 31, 2021 (As restated)	1,816,250	$2,755,000	$1,092	$(4,326,838)	$(1,570,746)

See accompanying notes to unaudited condensed consolidated financial statements.

F-4

GOLDENBRIDGE ACQUISITION LIMITED-

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Nine Months ended March 31,
	2022	2021
		(As restated)

Cash flows from operating activities
Net loss	$(892,077)	$(442,619)

Adjustments to reconcile net loss to net cash used in operating activities:
Change in fair value of warrant liabilities	70,000	10,000
Interest income earned in cash and investments held in trust account	(10,157)	-

Change in operating assets and liabilities:
Decrease in prepayment	134,139	-
Increase in accrued liabilities and other payable	99,980	(1,410)
Net cash used in operating activities	(598,115)	(434,029)

Cash flows from investing activities
Proceeds deposited in Trust Account	-	(57,500,000)

Net cash used in investing activities	-	(57,500,000)

Cash flows from financing activities
Proceeds from sale of unit purchase option	-	100
Proceeds from public offering	-	57,500,000
Proceeds from private placements to related party	-	3,500,000
Payments of offering costs	-	(1,837,194)
Advances from a related party	5,000	-
Repayments to a related party	-	(69,551)
Net cash provided by financing activities	5,000	59,093,355

NET CHANGE IN CASH	(593,115)	1,159,326

Cash, beginning of period	754,440	76,317

Cash, end of period	$161,325	$1,235,643

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:
Initial classification of ordinary shares subject to possible redemption	$-	$56,818,181
Allocation of offering costs to ordinary shares subject to possible redemption	$-	$3,804,045
Accretion of carrying value to redemption value	$(595,987)	$(4,485,864)
Deferred offering costs paid by a related party	$-	$74,945
Accrued underwriting compensation	$-	$2,012,500
Unrealized holding gain on available-for-sales securities	$8,013	$1,092
Initial recognition of warrant liabilities	$-	$770,000
Proceeds of promissory notes deposited in Trust Account by a founder shareholder	$575,000	$-

See accompanying notes to unaudited condensed consolidated financial statements.

F-5

GOLDENBRIDGE ACQUISITION LIMITED

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$), except for number of shares)

NOTE 1 – ORGANIZATION AND BUSINESS BACKGROUND

Goldenbridge Acquisition Limited (“Goldenbridge” the “Company” or “we”, “us” and “our”) is a newly organized blank check company incorporated on August 12, 2019, under the laws of the British Virgin Islands for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, purchasing all or substantially all of the assets of, entering into contractual arrangements, or engaging in any other similar business combination with one or more businesses or entities (“Business Combination”). Although the Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination, the Company intends to focus on opportunities in the artificial intelligence and any other related technology innovations market in North America.

CVS X Limited (“CVSX”) is a company incorporated on May 11, 2021, under the laws of the Cayman Island for the purpose of effecting the Business Combination. CVSX is wholly owned by the Company.

Smart CVS Limited (“SCL”, or together with CVSX, “the subsidiaries”) is a company incorporated on May 21, 2021, under the laws of the Cayman Island for the purpose of effecting the Business Combination. SCL is wholly owned by CVSX.

AgiiPlus Global Inc., (“PubCo”) is a company incorporated in the Cayman Islands for the purpose of effecting the Business Combination and to serve as the vehicle for, and be subsumed by, AgiiPlus Inc., pursuant to the Acquisition Merger. PubCo is wholly owned by the Goldenbridge.

AgiiPlus Corporation Inc., (“Merger Sub”) is a company incorporated in the Cayman Islands for the purpose of effecting the Business Combination and to serve as the vehicle for, and be subsumed by, AgiiPlus Inc., pursuant to the Acquisition Merger. Merger Sub is wholly owned by the PubCo.

On September 30, 2021, the Company entered into a definitive agreement or non-binding letter of intent to acquire a company, AgiiPlus Inc., (“AgiiPlus”). The aggregate consideration to be paid to AgiiPlus shareholders for the Acquisition Merger is $520 million, payable in the form of a number of newly issued Purchaser Ordinary Shares (the “Closing Payment Shares”) valued at the $10.00 per share. Under the Merger Agreement, 1,000,000 shares of the Closing Payment Shares (“Escrow Shares”) to be issued will be held in escrow for a period of 6 months after the closing to satisfy indemnification obligations.

On May 2, 2022, the Company, AgiiPlus Inc. and AgiiPlus Inc.’s shareholders (the “Parties”) entered into a Termination and Fee Agreement (the “Termination Agreement”). Pursuant to the Termination Agreement, the Parties agreed to mutually terminate the Merger Agreement, subject to the representations, warranties, conditions and covenants set forth in the Termination Agreement. In conjunction with the termination of the Merger Agreement, the Additional Agreements (as defined in the Merger Agreement) (including the Shareholder Supporting Agreements) have also been terminated in accordance with their respective terms as of May 2, 2022, the Termination Date. The Termination Agreement provides that as a reimbursement of certain expenses incurred by the Company in connection with the Merger Agreement and pursuing a transaction with AgiiPlus, and in consideration of the representations, warranties, covenants and agreements contained therein, AgiiPlus shall pay to the Company an amount of $150,000 within fifteen (15) business days of the Termination Date.

As of March 31, 2022, the Company had not commenced any operations. All activities through March 31, 2022 relate to the Company’s formation, completion of its initial public offering as described below, as well as negotiation and consummation of the proposed business combination with PubCo. The Company generates non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering, which proceeds are held in trust.

The Company has selected June 30 as its fiscal year end.

F-6

GOLDENBRIDGE ACQUISITION LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

Financing

The registration statement for the Company’s initial public offering (the “Public Offering” as described in Note 5) was declared effective by the United States Securities and Exchange Commission (“SEC”) on March 1, 2021. The Company consummated the Public Offering on March 4, 2021 of 5,000,000 units at $10.00 per unit (the “Public Units’). Subsequently, on March 9, 2021, the underwriters exercised the option in full of 750,000 units at a price of $10.00 per unit. Concurrently with the Public Offering, the Company sold to Cross Wealth Investment Holding Limited (the “Sponsor”) 350,000 private units at a price of $10.00 per unit and sold to Maxim Group LLC for $100 an option to purchase 287,500 units at an exercise price of $11.50 per unit. The Company received net proceeds of approximately $59,162,906 (which includes deferred underwriting commissions of $2,012,500). Transaction costs amounted to $1,837,194, consisting of $1,437,500 of underwriter’s fees and $399,694 of other offering costs.

Trust Account

Upon the closing of the Public Offering and the private placement, $57,500,000 was placed in a trust account (the “Trust Account”) with Continental Stock Transfer & Trust Company, LLC acting as trustee. The funds held in the Trust Account can be invested in United States government treasury bills, bonds or notes, having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act until the earlier of (i) the consummation of the Company’s initial business combination within the required time period and (ii) the redemption of 100% of the outstanding public shares if the Company has not completed an initial business combination in the required time period. Placing funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, service providers, prospective target businesses or other entities it engages, execute agreements with the Company waiving any claim of any kind in or to any monies held in the Trust Account, there is no guarantee that such persons will execute such agreements. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. Additionally, the interest earned on the Trust Account balance may be released to the Company to pay the Company’s tax obligations.

Business Combination

Pursuant to Nasdaq listing rules, the Company’s initial business combination must occur with one or more target businesses having an aggregate fair market value equal to at least 80% of the value of the funds in the Trust Account (excluding any deferred underwriter’s fees and taxes payable on the income earned on the Trust Account), which the Company refers to as the 80% test, at the time of the execution of a definitive agreement for our initial business combination, although the Company may structure a business combination with one or more target businesses whose fair market value significantly exceeds 80% of the trust account balance. If the Company is no longer listed on Nasdaq, it will not be required to satisfy the 80% test. The Company currently anticipates structuring a business combination to acquire 100% of the equity interests or assets of the target business or businesses.

The Company may, however, structure a business combination where the Company merges directly with the target business or where the Company acquires less than 100% of such interests or assets of the target business in order to meet certain objectives of the target management team or shareholders or for other reasons, but the Company will only complete such business combination if the post-transaction company owns 50% or more of the outstanding voting securities of the target or otherwise owns a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. If less than 100% of the equity interests or assets of a target business or businesses are owned or acquired by the post-transaction company, the portion of such business or businesses that is owned or acquired is what will be valued for purposes of the 80% test.

F-7

GOLDENBRIDGE ACQUISITION LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

The Company will either seek shareholder approval of any business combination at a meeting called for such purpose at which shareholders may seek to convert their shares into their pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid, or provide shareholders with the opportunity to sell their shares to the Company by means of a tender offer for an amount equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid. These shares have been recorded at redemption value and are classified as temporary equity, in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity”. The Company will proceed with a business combination only if it will have net tangible assets of at least $5,000,001 upon consummation of the business combination and, solely if shareholder approval is sought, a majority of the outstanding ordinary shares of the Company voted are voted in favor of the business combination.

In connection with any shareholder vote required to approve any business combination, the Initial Shareholders have agreed (i) to vote any of their respective shares, including the ordinary shares sold to the Initial Shareholders in connection with the organization of the Company, ordinary shares included in the Private Units sold in the Private Placement, and any ordinary shares which were initially issued in connection with the Public Offering, whether acquired in or after the effective date of the IPO, in favor of the initial business combination and (ii) not to convert such respective shares into a pro rata portion of the Trust Account or seek to sell their shares in connection with any tender offer the Company engages in.

Liquidation and going concern

If the Company does not complete a business combination within 12 months from the consummation of the Public Offering, it will trigger an automatic winding up, dissolution and liquidation pursuant to the terms of the amended and restated memorandum and articles of association. As a result, this has the same effect as if the Company had formally gone through a voluntary liquidation procedure under the BVI Business Companies Act (As Revised). Accordingly, no vote would be required from the Company’s shareholders to commence such a voluntary winding up, dissolution and liquidation. However, if the Company anticipates that the Company may not be able to consummate its initial business combination within 12 months, the Company may, but is not obligated to, extend the period of time to consummate a business combination three times by an additional three months each time (for a total of up to 21 months to complete a business combination). Pursuant to the terms of the amended and restated memorandum and articles of association and the trust agreement entered into between the Company and Continental Stock Transfer & Trust Company, LLC on the effective date of the Registration Statement, in order to extend the time available for the Company to consummate the initial business combination, the Company’s insiders or their affiliates or designees, upon five days advance notice prior to the applicable deadline, must deposit into the trust account $575,000 ($0.10 per share), on or prior to the date of the applicable deadline. The insiders will receive a non-interest bearing, unsecured promissory note equal to the amount of any such deposit that will not be repaid in the event that the Company is unable to close a business combination unless there are funds available outside the trust account to do so. Such notes would either be paid upon consummation of the Company’s initial business combination, or, at the lender’s discretion, converted upon consummation of the business combination into additional private units at a price of $10.00 per unit. The Company’s shareholders have approved the issuance of the private units upon conversion of such notes, to the extent the holder wishes to so convert such notes at the time of the consummation of the Company’s initial business combination. In the event that the Company receives notice from the Company’s insiders five days prior to the applicable deadline of their intent to effect an extension, the Company intends to issue a press release announcing such intention at least three days prior to the applicable deadline. In addition, the Company intends to issue a press release the day after the applicable deadline announcing whether or not the funds had been timely deposited. The Company’s insiders and their affiliates or designees are not obligated to fund the trust account to extend the time for the Company to complete the initial business combination. To the extent that some, but not all, of the Company’s insiders, decide to extend the period of time to consummate the Company initial business combination, such insiders (or their affiliates or designees) may deposit the entire amount required. If the Company is unable to consummate the Company’s initial business combination within such time period, the Company will, as promptly as possible but not more than ten business days thereafter, redeem 100% of the Company’s outstanding public shares for a pro rata portion of the funds held in the trust account, including a pro rata portion of any interest earned on the funds held in the trust account and not necessary to pay taxes, and then seek to liquidate and dissolve. However, the Company may not be able to distribute such amounts as a result of claims of creditors which may take priority over the claims of the Company’s public shareholders. In the event of dissolution and liquidation, the public rights will expire and will be worthless.

Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. These conditions raise substantial doubt about the Company’s ability to continue as a going concern if a Business Combination is not consummated by June 4, 2022. These unaudited condensed consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

F-8

GOLDENBRIDGE ACQUISITION LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

●	Basis of presentation

The accompanying unaudited condensed consolidated financial statements are presented in U.S. Dollars and conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC. The interim financial information provided is unaudited, but includes all adjustments which management considers necessary for the fair presentation of the results for these periods. Operating results for the interim period ended March 31, 2022 are not necessarily indicative of the results that may be expected for the fiscal year ending June 30, 2022. The information included in this Form 10-Q should be read in conjunction with Management’s Discussion and Analysis, and the consolidated financial statements and notes thereto included in the Company’s Form 10-K/A for the fiscal year ended June 30, 2021, filed with the SEC on December 22, 2021.

●	Principles of consolidation

The condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

The accompanying condensed consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Background	Ownership
CVS X Limited (“CVSX”)	A Cayman Island company Incorporated on May 11, 2021	100% Owned by Goldenbridge
Smart CVS Limited (“SCL”)	A Cayman Island company Incorporated on May 21, 2021	100% Owned by CVSX
AgiiPlus Global Inc., (“PubCo”)	A Cayman Island company Incorporated on August 6, 2021	100% Owned by Goldenbridge
AgiiPlus Corporation Inc., (“Merger Sub”)	A Cayman Island company Incorporated on August 25, 2021	100% Owned by Purchaser

●	Emerging growth company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

F-9

GOLDENBRIDGE ACQUISITION LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

●	Use of estimates

In preparing these consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, actual results may differ from these estimates.

●	Cash and cash equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of March 31, 2022 and June 30, 2021.

●	Cash and investments held in Trust Account

At March 31, 2022 and June 30, 2021, the assets held in the Trust Account are held in cash and US Treasury securities.

The Company classifies marketable securities as available-for-sale at the time of purchase and reevaluates such classification as of each balance sheet date. All marketable securities are recorded at their estimated fair value. Unrealized gains and losses for available-for-sale securities are recorded in other comprehensive income. The Company evaluates its investments to assess whether those with unrealized loss positions are other than temporarily impaired. Impairments are considered other than temporary if they are related to deterioration in credit risk or if it is likely the Company will sell the securities before the recovery of the cost basis. Realized gains and losses and declines in value determined to be other than temporary are determined based on the specific identification method and are reported in other income (expense), net in the consolidated statements of operations and comprehensive income (loss).

●	Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The fair value of the Private Warrants was estimated using a Black-Scholes model (see Note 9).

F-10

GOLDENBRIDGE ACQUISITION LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

●	Ordinary Shares Subject to Possible Redemption

The Company accounts for its ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s ordinary shares feature certain redemption rights that are subject to occurrence of uncertain future events and considered to be outside of the Company’s control. Accordingly, at March 31, 2022 and June 30, 2021, 5,750,000 and 5,750,000 ordinary shares subject to possible redemption, respectively, are presented as temporary equity, outside of the shareholders’ equity section of the Company’s condensed consolidated balance sheets.

●	Offering Costs

The Company complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A – “Expenses of Offering”. Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the Public Offering and that were charged to shareholders’ equity upon the completion of the Public Offering.

●	Fair Value of Financial Instruments

FASB ASC Topic 820 “Fair Value Measurements and Disclosures” defines fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the buyer and the seller at the measurement date. In determining fair value, the valuation techniques consistent with the market approach, income approach and cost approach shall be used to measure fair value. FASB ASC Topic 820 establishes a fair value hierarchy for inputs, which represent the assumptions used by the buyer and seller in pricing the asset or liability. These inputs are further defined as observable and unobservable inputs. Observable inputs are those that buyer and seller would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about the inputs that the buyer and seller would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 —	Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 —	Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

Level 3 —	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The fair value of the Company’s certain assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet. The fair values of cash and cash equivalents, and other current assets, accrued expenses, due to sponsor are estimated to approximate the carrying values as of March 31, 2022 due to the short maturities of such instruments. See Note 9 for the disclosure of the Company’s assets and liabilities that were measured at fair value on a recurring basis.

F-11

GOLDENBRIDGE ACQUISITION LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

●	Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and trust accounts in a financial institution which, at times may exceed the Federal depository insurance coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

●	Income taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the consolidated financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the consolidated financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company’s management determined that the British Virgin Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of March 31, 2022. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

●	Net loss per share

The Company calculates net loss per share in accordance with ASC Topic 260, Earnings per Share. In order to determine the net income (loss) attributable to both the redeemable shares and non-redeemable shares, the Company first considered the undistributed income (loss) allocable to both the redeemable ordinary shares and non-redeemable ordinary shares and the undistributed income (loss) is calculated using the total net loss less any dividends paid. The Company then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable ordinary shares. Any remeasurement of the accretion to redemption value of the ordinary shares subject to possible redemption was considered to be dividends paid to the public stockholders As of March 31, 2022 the Company has not considered the effect of the warrants sold in the Initial Public Offering and private placement to purchase an aggregate of 3,050,000 shares in the calculation of diluted net loss per share, since the exercise of the warrants is contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive and the Company did not have any other dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the period presented.

The net loss per share presented in the unaudited condensed statements of operations is based on the following:

	For the Three Months Ended March 31,
	2022	2021
Net loss	$(403,424)	$(211,018)
Accretion of carrying value to redemption value	(595,987)	(4,485,864)
	$(999,411)	$(4,696,882)

F-12

GOLDENBRIDGE ACQUISITION LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	For the Nine Months Ended March 31,
	2022	2021
Net loss	$(892,077)	$(442,619)
Accretion of carrying value to redemption value	(595,987)	(4,485,864)
	$(1,488,064)	$(4,928,483)

	For the Three Months Ended March 31,
	2022		2021
	Redeemable Ordinary shares	Non-Redeemable Ordinary shares	Redeemable Ordinary shares	Non-Redeemable Ordinary shares
Basic and diluted net loss per share:
Numerators:
Allocation of net loss including carrying value to redemption value	$(759,506)	$(239,905)	$(3,678,223)	$(1,018,659)
Accretion of carrying value to redemption value	595,987	-	4,485,864	-
Allocation of net income (loss)	$(163,519)	$(239,905)	$807,641	$(1,018,659)
Denominators:
Weighted-average shares outstanding	5,750,000	1,816,250	5,616,071	1,555,333
Basic and diluted net income (loss) per share	$(0.03)	$(0.13)	$0.14	$(0.65)

	For the Nine Months Ended March 31,
	2022		2021
	Redeemable Ordinary shares	Non-Redeemable Ordinary shares	Redeemable Ordinary shares	Non-Redeemable Ordinary shares
Basic and diluted net loss per share:
Numerators:
Allocation of net loss including carrying value to redemption value	$(1,130,860)	$(357,204)	$(3,902,656)	$(1,025,827)
Accretion of carrying value to redemption value	595,987	-	4,485,864	-
Allocation of net income (loss)	$(534,873)	$(357,204)	$583,208	$(1,025,827)
Denominators:
Weighted-average shares outstanding	5,750,000	1,816,250	5,616,071	1,476,204
Basic and diluted net loss per share	$(0.09)	$(0.20)	$0.10	$(0.69)

●	Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

●	Recent accounting pronouncements

The Company has considered all new accounting pronouncements and has concluded that there are no new pronouncements that may have a material impact on the results of operations, financial condition, or cash flows, based on the current information.

F-13

GOLDENBRIDGE ACQUISITION LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 3 - RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the SEC together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”). Specifically, the SEC Statement focused on certain provisions that provided for potential changes to the settlement amounts dependent upon the characteristics of the holder of the warrant, which terms are similar to those contained in the warrant agreement governing the Company’s warrants.

The Company previously accounted for its outstanding Public Warrants (as defined in Note 5) issued in connection with its Public Offering (as defined in Note 5) as derivative liabilities. The Company’s management evaluated the warrants under Accounting Standards Codification (“ASC”) Subtopic 815-40, Contracts in Entity’s Own Equity. ASC Section 815-40-15 addresses equity versus liability treatment and classification of equity-linked financial instruments, including warrants, and states that a warrant may be classified as a component of equity only if, among other things, the warrant is indexed to the issuer’s common stock. Under ASC Section 815-40-15, a warrant is not indexed to the issuer’s common stock if the terms of the warrant require an adjustment to the exercise price upon a specified event and that event is not an input to the fair value of the warrant. After the evaluation of the provisions of the Public Warrants, the Company concluded that the Public Warrants are indexed to the Company’s common shares in the manner contemplated by ASC Section 815-40-15 and should be classified as components of equity. The Company previously accounted the Public Warrants as derivative liabilities instead of components of equity did not have significant impact on the Company’s previously issued statements of operations and cash flows.

In addition, in preparation of the Company’s audited financial statements as of and for the year ended June 30, 2021, the Company concluded it should restate its consolidated financial statements to classify all common stock subject to possible redemption in temporary equity. In accordance with the SEC and its staff’s guidance on redeemable equity instruments, ASC Topic 480, Distinguishing Liabilities from Equity (ASC 480), paragraph 10-S99, redemption provisions not solely within the control of the Company require common stock subject to redemption to be classified outside of permanent equity. The Company had previously classified a portion of its common stock in permanent equity. Although the Company did not specify a maximum redemption threshold, its charter provides that currently, the Company will not redeem its public shares in an amount that would cause its net tangible assets to be less than $5,000,001. The Company considered that the threshold would not change the nature of the underlying shares as redeemable and thus would be required to be disclosed outside equity. As a result, the Company restated its previously filed financial statements to classify all common stock as temporary equity and to recognize accretion from the initial book value to redemption value at the time of its Initial Public Offering and in accordance with ASC 480. The change in the carrying value of redeemable shares of common stock resulted in charges against additional paid-in capital and accumulated deficit.

The following tables summarize the effect of the restatement on each financial statement line item as of the dates, and for the period, indicated:

Adjustment #1 refer to reclassification of public warrants from warrant liabilities to equity component.

Adjustment #2 refer to reclassification of all public shares to temporary equity.

	As Previously Reported	Adjustments #1	Adjustments#2	As Restated
Balance sheet as of June 30, 2021
Ordinary shares subject to possible redemption	$50,547,744	$-	$6,952,256	$57,500,000
Ordinary shares	$5,857,662	$-	$(3,102,662)	$2,755,000
Accumulated deficit	$(853,991)	$-	$(3,849,594)	$(4,703,585)
Total shareholders’ equity (deficit)	$5,000,005	$-	$(6,952,256)	$(1,952,251)

F-14

GOLDENBRIDGE ACQUISITION LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	As Previously Reported	Adjustments #1	Adjustments #2	As Restated
Statement of operations for the three months ended March 31, 2021 (unaudited)
Change in fair value of warrant liabilities	$(20,000)	$10,000	$-	$(10,000)
Net loss	$(221,018)	$10,000	$-	$(211,018)
Basic and diluted weighted average shares outstanding, non-redeemable ordinary shares	1,962,294	-	(406,961)	1,555,333
Basic and diluted net loss per share	$(0.11)	$-	$(1.25)	$(1.36)

Statement of operations for the nine months ended March 31, 2021 (unaudited)
Change in fair value of warrant liabilities	$(20,000)	$10,000	$-	$(10,000)
Net loss	(452,619)	$10,000	$-	$(442,619)
Basic and diluted weighted average shares outstanding, non-redeemable ordinary shares	1,609,961	-	(133,757)	1,476,204
Basic and diluted net loss per share	$(0.28)	$-	$(1.91)	$(2.19)

	As
	Previously		As
	Reported	Adjustments	Restated

Statement of cash flows for the nine months ended March 31, 2021 (unaudited)
Initial classification of ordinary shares subject to possible redemption	$51,086,880	$5,731,301	$56,818,181
Reclassification of shares subject to redemption	$539,136	$(539,136)	$-
Allocation of offering costs to ordinary shares subject to possible redemption	$-	$3,804,045	$3,804,045
Accretion of carrying value to redemption value	$-	$(4,485,864)	$(4,485,864)

NOTE 4 — CASH AND INVESTMENT HELD IN TRUST ACCOUNT

As of March 31, 2022, investment securities in the Company’s Trust Account consisted of $58,095,838 in United States Treasury Bills and $149 in cash. As of June 30, 2021, investment securities in the Company’s Trust Account consisted of $57,496,825 in United States Treasury Bills and $2,326 in cash The Company classifies its United States Treasury securities as available-for-sale. Available-for-sale marketable securities are recorded at their estimated fair value on the accompanying March 31, 2022 balance sheet. The carrying value, including gross unrealized holding gain as other comprehensive income and fair value of held to marketable securities on March 31, 2022 and June 30, 2021 are as follows:

	Carrying Value as of March 31, 2022 (unaudited)	Gross Unrealized Holding Gain	Fair Value as of March 31, 2022 (unaudited)

Available-for-sale marketable securities:
U.S. Treasury Securities	$58,087,825	$8,013	$58,095,838

	Carrying Value as of June 30, 2021 (audited)	Gross Unrealized Holding Loss	Fair Value as of June 30, 2021

Available-for-sale marketable securities:
U.S. Treasury Securities	$57,500,491	$(3,666)	$57,498,275

NOTE 5 – INITIAL PUBLIC OFFERING

On March 4, 2021, the Company sold 5,000,000 units at a price of $10.00 per Public Unit in the Public Offering. Each Public Unit consists of one ordinary share of the Company, no par value per share (the “Public Shares”), one right (the “Public Rights”) and one redeemable warrant (the “Public Warrants”). Each Public Right entitles the holder to receive one-tenth (1/10) of an ordinary share upon consummation of an initial Business Combination. Each Public Warrant entitles the holder to purchase one-half (1/2) of one ordinary share, and each ten rights entitle the holder thereof to receive one ordinary share at the closing of a business combination. In addition, the Company has granted Maxim Group LLC, the underwriter of the Public Offering, a 45-day option to purchase up to 750,000 Public Units solely to cover over-allotments. On March 9, 2021, the underwriters exercised the option in full of 750,000 units at a price of $10.00 per unit.

F-15

GOLDENBRIDGE ACQUISITION LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

If the Company does not complete its Business Combination within the necessary time period described in Note 1, the Public Rights will expire and be worthless. Since the Company is not required to net cash settle the Rights and the Rights are convertible upon the consummation of an initial Business Combination, the Management determined that the Rights are classified within shareholders’ equity as “Additional paid-in capital” upon their issuance in accordance with ASC 815-40. The proceeds from the sale are allocated to Public Shares and Rights based on the relative fair value of the securities in accordance with ASC 470-20-30. The value of the Public Shares and Rights will be based on the closing price paid by investors.

The Company paid an upfront underwriting discount of $1,437,500 (2.5%) of the per unit offering price to the underwriter at the closing of the Public Offering, with an additional fee of $2,012,500 (the “Deferred Discount”) of 3.5% of the gross offering proceeds payable upon the Company’s completion of the Business Combination. The Deferred Discount will become payable to the underwriter from the amounts held in the Trust Account solely in the event the Company completes its Business Combination. In the event that the Company does not close the Business Combination, the underwriter has waived its right to receive the Deferred Discount. The underwriter is not entitled to any interest accrued on the Deferred Discount.

On March 5, 2021, Maxim Group, LLC exercised their right to acquire option to purchase up to a total of 287,500 units (the “Unit Purchase Option”) at $11.50 per unit for $100. As of March 31, 2022, the Unit Purchase Option has not been exercised.

NOTE 6 – PRIVATE PLACEMENT

Simultaneously with the closing of the Public Offering, the Company consummated a private placement of 350,000 Private Units, at $10.00 per unit, purchased by the Sponsor.

The Private Units are identical to the units sold in the Public Offering except that the private warrants will be non-redeemable and may be exercised on a cashless basis.

NOTE 7 – RELATED PARTY TRANSACTIONS

Founder and Additional Shares

In August 2019, 10,000 shares were sold. In September 2020, the Company issued another 1,427,500 ordinary shares resulting in an aggregate of 1,437,500 ordinary shares (the “Founder Shares”) outstanding to our initial shareholders, for an aggregate purchase price of $25,000, or approximately $0.017 per share. All share and per share information have been retroactively adjusted to reflect the share split. The Founder Shares include an aggregate of up to 187,500 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment is not exercised in full or in part, so that the Sponsor will own 20% of the Company’s issued and outstanding shares after the Initial Public Offering (assuming the initial shareholders do not purchase any Public Shares in the Initial Public Offering and excluding the Private Units and underlying securities). In January 2021, the Sponsor transferred 300,000 of its insider shares to Golden Bridge Holding, LLC, 606,061 shares to Scienjoy Inc., 30,000 shares to Lucky Link International Limited and 60,606 shares to Can Wu.

The initial shareholders have agreed not to transfer, assign or sell any of the founder shares (except to certain permitted transferees) until (1) with respect to 50% of the founder shares, the earlier of six months after the completion of a Business Combination and the date on which the closing price of the ordinary shares equals or exceeds $12.50 per share for any 20 trading days within any 30-trading day period commencing after a Business Combination and (2) with respect to the remaining 50% of the founder shares, six months after the completion of a Business Combination, or earlier, in either case, if, subsequent to a Business Combination, the Company completes a liquidation, merger, share exchange or other similar transaction which results in all of the Company’s shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Amounts due to related parties

As of March 31, 2022 and June 30, 2021, the balances due to related parties were $14,981 and $9,981, respectively. The balance is unsecured, interest-free and has no fixed terms of repayment.

Administrative Services Agreement

The Company is obligated, commencing from June 1, 2020, to pay Golden Bridge Capital Limited, which is also owned by Mr. Jining Li, the Company’s director and also the affiliate of the Sponsor, a monthly fee of $10,000 for general and administrative services. This agreement will terminate upon completion of the Company’s business combination or the liquidation of the trust account to public shareholders.

F-16

GOLDENBRIDGE ACQUISITION LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

Related Party Extensions Loan

The Company will have until 12 months from the consummation of the Initial Public Offering to consummate the initial Business Combination. However, if the Company anticipates that the Company may not be able to consummate the initial Business Combination within 12 months, the Company may, but is not obligated to, extend the period of time to consummate a Business Combination three times by an additional three months each time (for a total of up to 21 months to complete a Business Combination). Pursuant to the terms of our amended and restated memorandum and articles of association and the trust agreement to be entered into between us and Continental Stock Transfer & Trust Company, in order to extend the time available for us to consummate our initial Business Combination, the Company’s insiders or their affiliates or designees, upon five days advance notice prior to the applicable deadline, must deposit into the Trust Account $575,000 ($0.10 per share), on or prior to the date of the applicable deadline. The insiders will receive a non-interest bearing, unsecured promissory note equal to the amount of any such deposit that will not be repaid in the event that we are unable to close a Business Combination unless there are funds available outside the Trust Account to do so. Such notes would either be paid upon consummation of our initial Business Combination, or, at the lender’s discretion, converted upon consummation of our Business Combination into additional private units at a price of $10.00 per unit.

On February 22, 2022, the Company issued an unsecured promissory note, in an amount of $575,000, to the Sponsor, pursuant to which such amount had been deposited into the Trust Account in order to extend the amount of available time to complete a business combination until June 4, 2022. The Notes are non-interest bearing and are payable upon the closing of a business combination. In addition, the Notes may be converted, at the lender’s discretion, into additional Private Units at a price of $10.00 per unit. As of March 31, 2022 and June 30, 2021, the note payable balance of $575,000 and $0, respectively.

Director’s Remuneration

The Company is obligated, commencing from June 1, 2020, to pay Yongsheng Liu, which is our CEO, a monthly fee of HK$50,000 for his service to the Company.

NOTE 8 – SHAREHOLDER’S DEFICIT

Ordinary shares

The Company is authorized to issue unlimited ordinary shares with no par value. Holders of the Company’s ordinary shares are entitled to one vote for each share. At March 31, 2022, there were 1,816,250 ordinary shares issued and outstanding (excluding 5,750,000 shares subject to possible redemption).

Accumulated Other Comprehensive Income (Loss)

The table below presents the changes in accumulated other comprehensive income (loss) (“AOCI”), including the reclassification out of AOCI.

Available-for-sale securities
Balance as of July 1, 2021	$(3,666)
Other comprehensive gain before reclassifications	6,507
Amounts reclassified from AOCI into interest income	(1,509)
Balance as of September 30, 2021	$1,332
Other comprehensive gain before reclassifications	7,268
Amounts reclassified from AOCI into interest income	(4,782)
Balance as of December 31, 2021	3,818
Other comprehensive gain before reclassifications	8,013
Amounts reclassified from AOCI into interest income	(3,818)
Balance as of March 31, 2022	$8,013

F-17

GOLDENBRIDGE ACQUISITION LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

Warrants

Each public warrant entitles the holder thereof to purchase one-half (1/2) of one ordinary share at a price of $11.50 per full share, subject to adjustment as described in this prospectus. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares. This means that only an even number of warrants may be exercised at any given time by a warrant holder.

No public warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares. It is the Company’s current intention to have an effective and current registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares in effect promptly following consummation of an initial business combination.

Notwithstanding the foregoing, if a registration statement covering the ordinary shares issuable upon exercise of the public warrants is not effective within 90 days following the consummation of our initial business combination, public warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. In such event, each holder would pay the exercise price by surrendering the warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the day prior to the date of exercise. For example, if a holder held 300 warrants to purchase 150 shares and the fair market value on the date prior to exercise was $15, that holder would receive 35 shares without the payment of any additional cash consideration. If an exemption from registration is not available, holders will not be able to exercise their warrants on a cashless basis.

The warrants will become exercisable on the later of the completion of an initial business combination. The warrants will expire at 5:00 p.m., New York City time, on the fifth anniversary of our completion of an initial business combination, or earlier upon redemption.

The Company may redeem the outstanding warrants (including any outstanding warrants issued upon exercise of the unit purchase option issued to Maxim Group LLC), in whole and not in part, at a price of $0.01 per warrant:

●	at any time while the Public Warrants are exercisable,

●	upon not less than 30 days’ prior written notice of redemption to each Public Warrant holder,

●	if, and only if, the reported last sale price of the ordinary shares equals or exceeds $16.50 per share, for any 20 trading days within a 30 trading day period ending on the third trading day prior to the notice of redemption to Public Warrant holders, and

●	if, and only if, there is a current registration statement in effect with respect to the issuance of the ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the foregoing conditions are satisfied and the Company would issue a notice of redemption, each warrant holder can exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the ordinary shares may fall below the $16.50 trigger price as well as the $11.50 warrant exercise price per full share after the redemption notice is issued and not limit our ability to complete the redemption.

The redemption criteria for the warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

F-18

GOLDENBRIDGE ACQUISITION LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

Rights

Except in cases where the Company is not the surviving company in a Business Combination, each holder of a Public Right will automatically receive one-tenth (1/10) of an ordinary share upon consummation of a Business Combination, even if the holder of a Public Right converted all ordinary shares held by him, her or it in connection with a Business Combination or an amendment to the Company’s Amended and Restated Memorandum and Articles of Association with respect to its pre-business combination activities. In the event that the Company will not be the surviving company upon completion of a Business Combination, each holder of a Public Right will be required to affirmatively convert his, her or its rights in order to receive the one-tenth (1/10) of a share underlying each Public Right upon consummation of a Business Combination. No additional consideration will be required to be paid by a holder of Public Rights in order to receive his, her or its additional ordinary shares upon consummation of a Business Combination. The shares issuable upon exchange of the rights will be freely tradable (except to the extent held by affiliates of the Company). If the Company enters into a definitive agreement for a Business Combination in which the Company will not be the surviving entity, the definitive agreement will provide for the holders of Public Rights to receive the same per share consideration the holders of ordinary shares will receive in the transaction on an as-converted into ordinary shares basis.

The Company will not issue fractional shares in connection with an exchange of Public Rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of the British Virgin Islands law. As a result, the holders of the Public Rights must hold rights in multiples of 10 in order to receive shares for all of the holders’ rights upon closing of a Business Combination. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Rights will not receive any of such funds with respect to their Public Rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Rights, and the Public Rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the Public Rights upon consummation of a Business Combination. Additionally, in no event will the Company be required to net cash settle the rights. Accordingly, the rights may expire worthless.

NOTE 9 – FAIR VALUE MEASUREMENTS

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets and liabilities that were measured at fair value on a recurring basis as of March 31, 2022, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

F-19

GOLDENBRIDGE ACQUISITION LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	March 31, 2022	Quoted Prices In Active Markets	Significant Other Observable Inputs	Significant Other Unobservable Inputs
Description	(Unaudited)	(Level 1)	(Level 2)	(Level 3)
Assets:
U.S. Treasury Securities held in Trust Account*	$58,095,838	$58,095,838	$-	$-

Liabilities:
Warrant liabilities	$810,000	$-	$-	$810,000

	June 30,	Quoted Prices In Active Markets	Significant Other Observable Inputs	Significant Other Unobservable Inputs
Description	2021	(Level 1)	(Level 2)	(Level 3)
Assets:
U.S. Treasury Securities held in Trust Account*	$57,496,825	$57,496,825	$-	$-

Liabilities:
Warrant liabilities	$740,000	$-	$-	$740,000

*	included in cash and investments held in trust account on the Company’s unaudited condensed consolidated balance sheet.

The private warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the consolidated balance sheets.

The Company established the initial fair value for the private warrants at $770,000 on March 4, 2021, the date of the Company’s Initial Public Offering, using a Black-Scholes model. The Company allocated the proceeds received from the sale of Private Units, first to the private warrants based on their fair values as determined at initial measurement, with the remaining proceeds recorded as ordinary shares subject to possible redemption, and ordinary shares based on their relative fair values recorded at the initial measurement date. The warrants were classified as Level 3 at the initial measurement date due to the use of unobservable inputs.

The key inputs into the binomial model and Black-Scholes model were as follows at their measurement dates:

	March 31, 2022	June 30, 2021
Input
Share price	$10.04	$9.98
Risk-free interest rate	2.42%	0.87%
Volatility	56%	55%
Exercise price	$11.50	$11.50
Warrant life	5 years	5 years

As of March 31, 2022 and June 30, 2021, the aggregate value of the Private Warrants was $0.81 and 0.74 million, respectively. The change in fair value from June 30, 2021 to March 31, 2022 was approximately $(70,000).

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. Level 3 financial liabilities consist of the Private Warrant liability for which there is no current market for these securities such that the determination of fair value requires significant judgment or estimation. Changes in fair value measurements categorized within Level 3 of the fair value hierarchy are analyzed each period based on changes in estimates or assumptions and recorded as appropriate.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s future financial position, results of its operations and/or search for a target company, there has been a significant impact as of the date of these financial statements. The financial statements do not include any adjustments that might result from the future outcome of this uncertainty.

F-20

GOLDENBRIDGE ACQUISITION LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

Registration Rights

The holders of the Founder Shares, the Private Placement Warrants (and their underlying securities) and the warrants that may be issued upon conversion of the Working Capital Loans (and their underlying securities) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the Proposed Public Offering. The holders of a majority of these securities will be entitled to make up to two demands that the Company register such securities. The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these ordinary shares are to be released from escrow. The holders of a majority of the Private Placement Warrants and warrants issued in payment of Working Capital Loans made to the Company (or underlying securities) can elect to exercise these registration rights at any time after the Company consummates a Business Combination. In addition, the holders will have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Deferred Underwriter Compensation

The Company is committed to pay the Deferred Discount of 3.5% of the gross offering proceeds, in the amount of $2,012,500 of the Public Offering, to the underwriter upon the Company’s consummation of the Business Combination. The underwriter is not entitled to any interest accrued on the Deferred Discount, and has waived its right to receive the Deferred Discount if the Company does not close a Business Combination.

Unit Purchase Option

The Company sold to Maxim for $100, an option to purchase 287,500 units exercisable, at $11.50 per unit commencing at any time between the first and fifth anniversary of the effective date of the registration statement relating to its initial public offering. The purchase option may be exercised for cash or on a cashless basis, at the holder’s option, and expires on March 4, 2026. The option and the units, as well as the ordinary shares and warrants to purchase ordinary shares that may be issued upon exercise of the option, have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the effective date of the registration statement of which this prospectus forms a part or the commencement of sales in the Public Offering pursuant to Rule 5110(g)(1) of FINRA’s Rules, during which time the option may not be sold, transferred, assigned, pledged or hypothecated, or be subject of any hedging, short sale, derivative or put or call transaction that would result in the economic disposition of the securities. Additionally, the option may not be sold, transferred, assigned, pledged or hypothecated prior to March 4, 2022 except to any underwriters and selected dealer participating in the offering and their bona fide officers or partners. The option grants to holders demand and “piggy back” rights for periods of five and seven years, respectively, from the effective date of the registration statement of which forms a part with respect to the registration under the Securities Act of the securities directly and indirectly issuable upon exercise of the option. We will bear all fees and expenses attendant to registering the securities, other than underwriting commissions which will be paid for by the holders themselves. The exercise price and number of units issuable upon exercise of the option may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the option will not be adjusted for issuances of ordinary shares at a price below its exercise price.

Right of First Refusal

Subject to certain conditions, the Company granted Maxim, for a period of 15 months after the date of the consummation of the business combination, a right of first refusal to act as lead underwriters or minimally as a co-manager, with at least 30% of the economics; or, in the case of a three-handed deal, 30% of the economics, for any and all future public and private equity and debt offerings. In accordance with FINRA Rule 5110(f)(2)(E)(i), such right of first refusal shall not have a duration of more than three years from the effective date of the registration statement of which this prospectus forms a part.

NOTE 11 – SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the unaudited financial statements are issued, the Company has evaluated all events or transactions that occurred after March 31, 2022 up through May 16, 2022 was the Company issued the unaudited condensed consolidated financial statements.

On May 2, 2022, the Company, AgiiPlus Inc. and AgiiPlus Inc.’s shareholders (the “Parties”) entered into a Termination and Fee Agreement (the “Termination Agreement”). Pursuant to the Termination Agreement, the Parties agreed to mutually terminate the Merger Agreement, subject to the representations, warranties, conditions and covenants set forth in the Termination Agreement. In conjunction with the termination of the Merger Agreement, the Additional Agreements (as defined in the Merger Agreement) (including the Shareholder Supporting Agreements) have also been terminated in accordance with their respective terms as of May 2, 2022, the Termination Date.

F-21

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Goldenbridge Acquisition Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Goldenbridge Acquisition Limited (the “Company”) as of June 30, 2021 and 2020, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity (deficit), and cash flows for the year ended June 30, 2021 and for the period from August 12, 2019 (inception) through June 30, 2020, and related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Goldenbridge Acquisition Limited as of June 30, 2021 and 2020, and the results of its operations and its cash flows for the year ended June 30, 2021 and for the period from August 12, 2019 (inception) through June 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Restatement of Previously Issued Financial Statements

As discussed in Note 3, the accompanying consolidated financial statements as of June 30, 2021 and for the year ended June 30, 2021 have been restated. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2020.

New York, New York

September 1, 2021, except for the effects of the restatement discussed in Note 3, as to which the date is December 22, 2021

F-22

GOLDENBRIDGE ACQUISITION LIMITED

CONSOLIDATED BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	June 30,
	2021	2020
	(As restated)

ASSETS
Current assets:
Cash	$754,440	$76,317
Prepayments	134,139	-
Total current assets	888,579	76,317

Cash and investments held in trust account	57,499,151	-

TOTAL ASSETS	$58,387,730	$76,317

LIABILITIES, TEMPORARY EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accrued liabilities and other payable	$77,500	$6,410
Amount due to related party	9,981	79,532
Total current liabilities	87,481	85,942

Warrant liabilities	740,000	-
Deferred underwriting compensation	2,012,500	-

TOTAL LIABILITIES	2,839,981	85,942

Commitments and contingencies
Ordinary shares, subject to redemption: 5,750,000 as of June 30, 2021 (at redemption value of $10.00 per share)	57,500,000	-

Shareholders’ deficit:
Ordinary shares, no par value; unlimited shares authorized; 1,816,250 and 1,437,500 shares issued and outstanding as of June 30, 2021 and 2020, respectively (excluding 5,750,000 and 0 shares subject to redemption as of June 30, 2021 and 2020, respectively)	2,755,000	25,000
Accumulated deficit	(4,703,585)	(34,625)
Accumulated other comprehensive loss	(3,666)	-

Total shareholders’ deficit	(1,952,251)	(9,625)

TOTAL LIABILITIES, TEMPORARY EQUITY AND SHAREHOLDERS’ DEFICIT	$58,387,730	$76,317

See accompanying notes to consolidated financial statements.

F-23

GOLDENBRIDGE ACQUISITION LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Year ended June 30, 2021	Period from August 12, 2019 (inception) through June 30, 2020
	(As restated)

Formation, general and administrative expenses	$(852,566)	$(34,625)

Total operating expenses	(852,566)	(34,625)

Other income:
Change in fair value of warrant liabilities	30,000	-
Interest income	3,200	-

	33,200	-

Loss before income taxes	(819,366)	(34,625)

Income taxes	-	-

NET LOSS	(819,366)	(34,625)

Less: income attributable to ordinary shares subject to redemption	(2,476)

Net loss attributable to Goldenbridge Acquisition Limited	$(821,842)	$(34,625)

NET LOSS	(819,366)	(34,625)

Other comprehensive loss:
Unrealized loss on marketable debt securities	(3,666)	-

COMPREHENSIVE LOSS	$(823,032)	$(34,625)

Basic and diluted weighted average shares outstanding, ordinary shares subject to possible redemption	1,843,579	-

Basic and diluted net income per share subject to possible redemption	$0.87	$-

Basic and diluted weighted average shares outstanding, ordinary shares attributable to Goldenbridge Acquisition Limited	1,555,290	1,250,000

Basic and diluted net loss per share	$(1.56)	$(0.03)

See accompanying notes to consolidated financial statements.

F-24

GOLDENBRIDGE ACQUISITION LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Ordinary shares		Accumulated other comprehensive	Accumulated	Total shareholders’ (deficit)
	No. of shares	Amount	loss	deficit	equity

Balance as of August 12, 2019 (inception)	-	$-	$-	$-	$-
Issuance of ordinary shares to the founder	1,437,500	2,500	-	-	25,000
Net loss for the period from inception to June 30, 2020	-	-	-	(34,625)	(34,625)

Balance as of June 30, 2020	1,437,500	$25,000	$-	$(34,625)	$(9,625)

Sale of units in initial public offering	5,750,000	53,650,306	-	-	53,650,306
Sale of ordinary shares to the founder in private placement	350,000	2,730,000	-	-	2,730,000
Sale of unit purchase option	-	100	-	-	100
Issue of representative share	28,750	-	-	-	-
Initial classification of ordinary shares subject to redemption	(5,750,000)	(56,818,181)	-	-	(56,818,181)
Allocation of offering costs to ordinary shares subject to redemption	-	3,804,045	-	-	3,804,045
Accretion of carrying value to redemption value	-	(636,270)	-	(3,849,594)	(4,485,864)
Unrealized holding loss on available-for-sales securities	-	-	(3,666)	-	(3,666)
Net loss for the year	-	-	-	(819,366)	(819,366)

Balance as of June 30, 2021 (As restated)	1,816,250	$2,755,000	$(3,666)	$(4,703,585)	$(1,952,251)

See accompanying notes to consolidated financial statements.

F-25

GOLDENBRIDGE ACQUISITION LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Year ended	Period from August 12, 2019 (inception) through
	June 30, 2021	June 30, 2020
	(As restated)

Cash flow from operating activities
Net loss	$(819,366)	$(34,625)
Adjustments to reconcile net loss to net cash used in operating activities
Change in fair value of warrant liabilities	(30,000)	-
Interest income earned in cash and investments held in trust account	(2,817)	-

Change in operating assets and liabilities:
Increase in prepayments	(134,139)	-
Increase in accrued liabilities	71,090	6,410

Cash used in operating activities	(915,232)	(28,215)

Cash flows from investing activities
Proceeds deposited in Trust Account	(57,500,000)	-

Net cash used in investing activities	(57,500,000)	-

Cash flows from financing activities
Proceeds from unit purchase option	100	-
Proceeds from public offering, net of offering expenses	55,662,806	-
Proceeds from private placement	3,500,000	-
Proceeds from issuance of ordinary shares to Initial Shareholder	-	25,000
(Repayments to) advances from a related party	(69,551)	79,532

Net cash provided by financing activities	59,093,335	104,532

NET CHANGE IN CASH	678,123	76,317

Cash, beginning of year	76,317	-

Cash, end of year	$754,440	$76,317

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:
Unrealized loss on marketable debt securities	$(3,666)	$-
Initial classification of shares subject to redemption	$56,818,181	$-
Allocation of offering costs to ordinary shares subject to redemption	$3,804,045	$-
Accretion of carrying value to redemption value	$(4,485,864)	$-
Deferred underwriting compensation	$2,012,500	$-
Initial recognition of warrant liabilities	$770,000	$-

See accompanying notes to consolidated financial statements.

F-26

GOLDENBRIDGE ACQUISITION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 1 – ORGANIZATION AND BUSINESS BACKGROUND

Goldenbridge Acquisition Limited (“Goldenbridge”, the “Company” or “we”, “us” and “our”) is a newly organized blank check company incorporated on August 12, 2019, under the laws of the British Virgin Islands for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, purchasing all or substantially all of the assets of, entering into contractual arrangements, or engaging in any other similar business combination with one or more businesses or entities (“Business Combination”). Although the Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination, the Company intends to focus on opportunities in the artificial intelligence and any other related technology innovations market in North America.

CVS X Limited (“CVSX”) is a company incorporated on May 11, 2021, under the laws of the Cayman Island for the purpose of effecting the Business Combination. CVSX is wholly owned by Goldenbridge.

Smart CVS Limited (“SCL”, or together with CVSX, “the subsidiaries”) is a company incorporated on May 21, 2021, under the laws of the Cayman Island for the purpose of effecting the Business Combination. SCL is wholly owned by CVSX.

AgiiPlus Global Inc., (“PubCo”) is an exempted company with limited liability incorporated in the Cayman Islands for the purpose of effecting the Business Combination and to serve as the vehicle for, and be subsumed by, AgiiPlus Inc., pursuant to the Acquisition Merger. PubCo is wholly owned by the Goldenbridge.

AgiiPlus Corporation Inc., (“Merger Sub”) is an exempted company with limited liability incorporated in the Cayman Islands for the purpose of effecting the Business Combination and to serve as the vehicle for, and be subsumed by, AgiiPlus Inc., pursuant to the Acquisition Merger. Merger Sub is wholly owned by the PubCo.

On September 30, 2021, the Company entered into a definitive agreement or non-binding letter of intent to acquire a company, AgiiPlus Inc., (“AgiiPlus”). The aggregate consideration to be paid to AgiiPlus shareholders for the Acquisition Merger is $520 million, payable in the form of a number of newly issued Purchaser Ordinary Shares (the “Closing Payment Shares”) valued at the $10.00 per share. Under the Merger Agreement, 1,000,000 shares of the Closing Payment Shares (“Escrow Shares”) to be issued will be held in escrow for a period of 6 months after the closing to satisfy indemnification obligations.

As of June 30, 2021, the Company had not commenced any operations. All activity through June 30, 2021 relates to the Company’s formation and the Public Offering as described below. The Company has selected June 30 as its fiscal year end.

Financing

The registration statement for the Company’s initial public offering (the “Public Offering” as described in Note 4) was declared effective by the United States Securities and Exchange Commission (“SEC”) on March 1, 2021. The Company consummated the Public Offering on March 4, 2021 of 5,000,000 units at $10.00 per unit (the “Public Units’). Subsequently, on March 9, 2021, the underwriters exercised the option in full of 750,000 units at a price of $10.00 per unit. Concurrently with the Public Offering, the Company sold to Cross Wealth Investment Holding Limited (the “Sponsor”) 350,000 private units at a price of $10.00 per unit and sold to Maxim Group LLC for $100 an option to purchase 287,500 units at an exercise price of $11.50 per unit. The Company received net proceeds of approximately $59,162,906 (which includes deferred underwriting commissions of $2,012,500). Transaction costs amounted to $1,837,194, consisting of $1,437,500 of underwriter’s fees and $399,694 of other offering costs.

Trust Account

Upon the closing of the Public Offering and the private placement, $57,500,000 was placed in a trust account (the “Trust Account”) with Continental Stock Transfer & Trust Company, LLC acting as trustee. The funds held in the Trust Account can be invested in United States government treasury bills, bonds or notes, having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act until the earlier of (i) the consummation of the Company’s initial business combination within the required time period and (ii) the redemption of 100% of the outstanding public shares if the Company has not completed an initial business combination in the required time period. Placing funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, service providers, prospective target businesses or other entities it engages, execute agreements with the Company waiving any claim of any kind in or to any monies held in the Trust Account, there is no guarantee that such persons will execute such agreements. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. Additionally, the interest earned on the Trust Account balance may be released to the Company to pay the Company’s tax obligations.

Business Combination

Pursuant to Nasdaq listing rules, the Company’s initial business combination must occur with one or more target businesses having an aggregate fair market value equal to at least 80% of the value of the funds in the Trust Account (excluding any deferred underwriter’s fees and taxes payable on the income earned on the Trust Account), which the Company refers to as the 80% test, at the time of the execution of a definitive agreement for our initial business combination, although the Company may structure a business combination with one or more target businesses whose fair market value significantly exceeds 80% of the trust account balance. If the Company is no longer listed on Nasdaq, it will not be required to satisfy the 80% test. The Company currently anticipates structuring a business combination to acquire 100% of the equity interests or assets of the target business or businesses.

F-27

GOLDENBRIDGE ACQUISITION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

The Company may, however, structure a business combination where the Company merges directly with the target business or where the Company acquires less than 100% of such interests or assets of the target business in order to meet certain objectives of the target management team or shareholders or for other reasons, but the Company will only complete such business combination if the post-transaction company owns 50% or more of the outstanding voting securities of the target or otherwise owns a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. If less than 100% of the equity interests or assets of a target business or businesses are owned or acquired by the post-transaction company, the portion of such business or businesses that is owned or acquired is what will be valued for purposes of the 80% test.

The Company will either seek shareholder approval of any business combination at a meeting called for such purpose at which shareholders may seek to convert their shares into their pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid, or provide shareholders with the opportunity to sell their shares to the Company by means of a tender offer for an amount equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid. These shares have been recorded at redemption value and are classified as temporary equity, in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” The Company will proceed with a business combination only if it will have net tangible assets of at least $5,000,001 upon consummation of the business combination and, solely if shareholder approval is sought, a majority of the outstanding ordinary shares of the Company voted are voted in favor of the business combination.

In connection with any shareholder vote required to approve any business combination, the Initial Shareholders have agreed (i) to vote any of their respective shares, including the ordinary shares sold to the Initial Shareholders in connection with the organization of the Company, ordinary shares included in the Private Units sold in the Private Placement, and any ordinary shares which were initially issued in connection with the Public Offering, whether acquired in or after the effective date of the IPO, in favor of the initial business combination and (ii) not to convert such respective shares into a pro rata portion of the Trust Account or seek to sell their shares in connection with any tender offer the Company engages in.

Liquidation

If the Company does not complete a business combination within 12 months from the consummation of the Public Offering, it will trigger an automatic winding up, dissolution and liquidation pursuant to the terms of the amended and restated memorandum and articles of association. As a result, this has the same effect as if the Company had formally gone through a voluntary liquidation procedure under the BVI Business Companies Act (As Revised). Accordingly, no vote would be required from the Company’s shareholders to commence such a voluntary winding up, dissolution and liquidation. However, if the Company anticipates that the Company may not be able to consummate its initial business combination within 12 months, the Company may, but is not obligated to, extend the period of time to consummate a business combination three times by an additional three months each time (for a total of up to 21 months to complete a business combination). Pursuant to the terms of the amended and restated memorandum and articles of association and the trust agreement entered into between the Company and Continental Stock Transfer & Trust Company, LLC on the effective date of the Registration Statement, in order to extend the time available for the Company to consummate the initial business combination, the Company’s insiders or their affiliates or designees, upon five days advance notice prior to the applicable deadline, must deposit into the trust account $575,000 ($0.10 per share), on or prior to the date of the applicable deadline. The insiders will receive a non-interest bearing, unsecured promissory note equal to the amount of any such deposit that will not be repaid in the event that the Company is unable to close a business combination unless there are funds available outside the trust account to do so. Such notes would either be paid upon consummation of the Company’s initial business combination, or, at the lender’s discretion, converted upon consummation of the business combination into additional private units at a price of $10.00 per unit. The Company’s shareholders have approved the issuance of the private units upon conversion of such notes, to the extent the holder wishes to so convert such notes at the time of the consummation of the Company’s initial business combination. In the event that the Company receives notice from the Company’s insiders five days prior to the applicable deadline of their intent to effect an extension, the Company intends to issue a press release announcing such intention at least three days prior to the applicable deadline. In addition, the Company intends to issue a press release the day after the applicable deadline announcing whether or not the funds had been timely deposited. The Company’s insiders and their affiliates or designees are not obligated to fund the trust account to extend the time for the Company to complete the initial business combination. To the extent that some, but not all, of the Company’s insiders, decide to extend the period of time to consummate the Company initial business combination, such insiders (or their affiliates or designees) may deposit the entire amount required. If the Company is unable to consummate the Company’s initial business combination within such time period, the Company will, as promptly as possible but not more than ten business days thereafter, redeem 100% of the Company’s outstanding public shares for a pro rata portion of the funds held in the trust account, including a pro rata portion of any interest earned on the funds held in the trust account and not necessary to pay taxes, and then seek to liquidate and dissolve. However, the Company may not be able to distribute such amounts as a result of claims of creditors which may take priority over the claims of the Company’s public shareholders. In the event of dissolution and liquidation, the public rights will expire and will be worthless.

F-28

GOLDENBRIDGE ACQUISITION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

●	Basis of presentation

These accompanying consolidated financial statements have been prepared in U.S. Dollars in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim financial information pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). In the opinion of management, all adjustments (consisting of normal recurring adjustments) have been made that are necessary to present fairly the consolidated financial position, and the results of its consolidated operations and its consolidated cash flows.

●	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Background	Ownership
CVS X Limited (“CVSX”)	A Cayman Island company Incorporated on May 11, 2021	100% Owned by Goldenbridge

Smart CVS Limited (“SCL”)	A Cayman Island company Incorporated on May 21, 2021	100% Owned by CVSX

●	Emerging growth company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

●	Use of estimates

In preparing these consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, Actual results may differ from these estimates.

F-29

GOLDENBRIDGE ACQUISITION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

●	Cash and cash equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of June 30, 2021 or 2020.

●	Cash and investments held in trust account

At June 30, 2021 and 2020, the assets held in the Trust Account are held in cash and US Treasury securities. Investment securities in the Company’s Trust Account consisted of $57,496,825 in United States Treasury Bills and $2,326 in cash.

The Company classified investments that are directly invested in U.S. Treasuries as available for sales and money market funds are classified in accordance with the trading method. All marketable securities are recorded at their estimated fair value. Unrealized gains and losses for available-for-sale securities are recorded in other comprehensive income (loss). The Company evaluates its investments to assess whether those with unrealized loss positions are other than temporarily impaired. Impairments are considered other than temporary if they are related to deterioration in credit risk or if it is likely the Company will sell the securities before the recovery of the cost basis. Realized gains and losses and declines in value determined to be other than temporary are determined based on the specific identification method and are reported in other income (expense), net in the statements of operations and comprehensive income (loss).

●	Warrant liabilities

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The initial fair value of the Private Warrants was estimated using a Black-Scholes model (see Note 9).

●	Ordinary shares subject to possible redemption

The Company accounts for its ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480 Distinguishing Liabilities from Equity. Ordinary shares subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s ordinary shares feature certain redemption rights that are subject to occurrence of uncertain future events and considered to be outside of the Company’s control. Accordingly, at June 30, 2021 and 2020, 5,750,000 and 1,437,500 ordinary shares subject to possible redemption, respectively, are presented as temporary equity, outside of the shareholders’ equity section of the Company’s condensed consolidated balance sheets.

F-30

GOLDENBRIDGE ACQUISITION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

●	Offering costs

The Company complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A – “Expenses of Offering”. Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the Public Offering and that were charged to shareholders’ equity upon the completion of the Public Offering.

●	Fair value of financial instruments

ASC Topic 820 “Fair Value Measurements and Disclosures” defines fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the buyer and the seller at the measurement date. In determining fair value, the valuation techniques consistent with the market approach, income approach and cost approach shall be used to measure fair value. ASC Topic 820 establishes a fair value hierarchy for inputs, which represent the assumptions used by the buyer and seller in pricing the asset or liability. These inputs are further defined as observable and unobservable inputs. Observable inputs are those that buyer and seller would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about the inputs that the buyer and seller would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 —

Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 —

Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

Level 3 —	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The fair value of the Company’s certain assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet. The fair values of cash and cash equivalents, and other current assets, accrued expenses, due to sponsor are estimated to approximate the carrying values as of June 30, 2021 due to the short maturities of such instruments. See Note 9 for the disclosure of the Company’s assets and liabilities that were measured at fair value on a recurring basis.

●	Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and trust accounts in a financial institution which, at times may exceed the Federal depository insurance coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

●	Income taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the consolidated financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

F-31

GOLDENBRIDGE ACQUISITION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the consolidated financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company’s management determined that the British Virgin Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of June 30, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

●	Net loss per share

The Company calculates net loss per share in accordance with ASC Topic 260, Earnings per Share. In order to determine the net income (loss) attributable to both the redeemable shares and non-redeemable shares, the Company first considered the undistributed income (loss) allocable to both the redeemable ordinary shares and non-redeemable ordinary shares and the undistributed income (loss) is calculated using the total net loss less any dividends paid. The Company then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable ordinary shares. Any remeasurement of the accretion to redemption value of the ordinary shares subject to possible redemption was considered to be dividends paid to the public stockholders. As of June 30, 2021 and 2020, the Company has not considered the effect of the warrants sold in the Initial Public Offering and private placement to purchase an aggregate of 3,050,000 and 3,050,000 shares in the calculation of diluted net loss per share, since the exercise of the warrants is contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive and the Company did not have any other dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the period presented.

The net loss per share presented in the unaudited condensed statement of operations is based on the following:

	For the Year Ended June 30,	For the Period from August 12, 2019 (Inception) through June 30,
	2021	2020
Net loss	$(819,366)	$(34,625)
Accretion of carrying value to redemption value	(4,485,864)	-
Net loss including accretion of carrying value to redemption value	$(5,305,230)	$(34,625)

	For the Year Ended June 30, 2021		For the Period from August 12, 2019 (Inception) through June 30, 2020
	Redeemable Common Stock	Non- Redeemable Common Stock	Redeemable Common Stock	Non-Redeemable Common Stock
Basic and diluted net loss per share:
Numerators:
Allocation of net loss including carrying value to redemption value	$(2,877,607)	$(2,427,623)	$-	$(34,625)
Accretion of carrying value to redemption value	4,485,864	-	-	-
Allocation of net income (loss)	$1,608,257	$(2,427,623)	$-	$(34,625)
Denominators:
Weighted-average shares outstanding	1,843,579	1,555,290	-	1,250,000
Basic and diluted net income (loss) per share	$0.87	$(1.56)	$-	$(0.03)

●	Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

●	Recent accounting pronouncements

The Company has considered all new accounting pronouncements and has concluded that there are no new pronouncements that may have a material impact on the results of operations, financial condition, or cash flows, based on the current information.

F-32

GOLDENBRIDGE ACQUISITION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 3 - RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the SEC together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”). Specifically, the SEC Statement focused on certain provisions that provided for potential changes to the settlement amounts dependent upon the characteristics of the holder of the warrant, which terms are similar to those contained in the warrant agreement governing the Company’s warrants.

The Company previously accounted for its outstanding Public Warrants (as defined in Note 5) issued in connection with its Public Offering (as defined in Note 5) as derivative liabilities. The Company’s management evaluated the warrants under Accounting Standards Codification (“ASC”) Subtopic 815-40, Contracts in Entity’s Own Equity. ASC Section 815-40-15 addresses equity versus liability treatment and classification of equity-linked financial instruments, including warrants, and states that a warrant may be classified as a component of equity only if, among other things, the warrant is indexed to the issuer’s common stock. Under ASC Section 815-40-15, a warrant is not indexed to the issuer’s common stock if the terms of the warrant require an adjustment to the exercise price upon a specified event and that event is not an input to the fair value of the warrant. After the evaluation of the provisions of the Public Warrants, the Company concluded that the Public Warrants are indexed to the Company’s common shares in the manner contemplated by ASC Section 815-40-15 and should be classified as components of equity. The Company previously accounted the Public Warrants as derivative liabilities instead of components of equity did not have significant impact on the Company’s previously issued statements of operations and cash flows.

In addition, in preparation of the Company’s audited financial statements as of and for the year ended June 30, 2021, the Company concluded it should restate its consolidated financial statements to classify all common stock subject to possible redemption in temporary equity. In accordance with the SEC and its staff’s guidance on redeemable equity instruments, ASC Topic 480, Distinguishing Liabilities from Equity (ASC 480), paragraph 10-S99, redemption provisions not solely within the control of the Company require common stock subject to redemption to be classified outside of permanent equity. The Company had previously classified a portion of its common stock in permanent equity. Although the Company did not specify a maximum redemption threshold, its charter provides that currently, the Company will not redeem its public shares in an amount that would cause its net tangible assets to be less than $5,000,001. The Company considered that the threshold would not change the nature of the underlying shares as redeemable and thus would be required to be disclosed outside equity. As a result, the Company restated its previously filed financial statements to classify all common stock as temporary equity and to recognize accretion from the initial book value to redemption value at the time of its Initial Public Offering and in accordance with ASC 480. The change in the carrying value of redeemable shares of common stock resulted in charges against additional paid-in capital and accumulated deficit.

The following tables summarize the effect of the restatement on each financial statement line item as of the dates, and for the period, indicated:

Adjustment #1 refer to reclassification of public warrants from warrant liabilities to equity component.

Adjustment #2 refer to reclassification of all public shares to temporary equity.

	As Previously Reported	Adjustments #1	Adjustments #2	As Restated
Balance sheet as of March 4, 2021
Warrant Liabilities	7,220,000	(6,450,000)	-	770,000
Total Liabilities	9,356,654	(6,450,000)	-	2,906,654
Ordinary Shares Subject to Possible Redemption	37,586,880	-	12,413,120	50,000,000
Ordinary Shares	5,318,526	-	(2,563,526)	2,755,000
Accumulated deficit	(318,522)	6,450,000	(9,849,594)	(3,718,116)
Total shareholders’ equity (deficit)	5,000,004	6,450,000	(12,413,120)	(963,116)

Balance sheet as of March 31, 2021 (unaudited)
Warrant liabilities	8,210,000	(7,430,000)	-	780,000
Total liabilities	10,237,481	(7,430,000)	-	2,807,481
Ordinary shares subject to possible redemption	43,499,246	-	14,000,754	57,500,000
Ordinary shares	5,486,160	-	(2,731,160)	2,755,000
Retained earnings (accumulated deficit)	(487,244)	7,430,000	(11,269,594)	(4,326,838)
Total shareholders’ equity (deficit)	5,000,008	7,430,000	(14,000,754)	(1,570,746)

Balance sheet as of June 30, 2021
Ordinary shares subject to possible redemption	50,547,744	-	6,952,256	57,500,000
Ordinary shares	5,857,662	-	(3,102,662)	2,755,000
Accumulated deficit	(853,991)	-	(3,849,594)	(4,703,585)
Total shareholders’ equity (deficit)	5,000,005	-	(6,952,256)	(1,952,251)

F-33

GOLDENBRIDGE ACQUISITION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	As Previously Reported	Adjustments #1	Adjustments #2	As Restated
Statement of operations for the three months ended March 31, 2021 (unaudited)
Change in fair value of warrant liabilities	(20,000)	10,000	-	(10,000)
Net loss	(221,018)	10,000	-	(211,018)
Basic and diluted weighted average shares outstanding, non-redeemable ordinary shares	1,962,294	-	(406,961)	1,555,333
Basic and diluted net loss per share	(0.11)	-	(1.25)	(1.36)

Statement of operations for the nine months ended March 31, 2021 (unaudited)
Change in fair value of warrant liabilities	(20,000)	10,000	-	(10,000)
Net loss	(452,619)	10,000	-	(442,619)
Basic and diluted weighted average shares outstanding, non-redeemable ordinary shares	1,609,961	-	(133,757)	1,476,204
Basic and diluted net loss per share	(0.28)	-	(1.91)	(2.19)

Statement of operations for the year ended June 30, 2021
Basic and diluted weighted average shares outstanding, subject to possible redemption	1,638,590	-	204,989	1,843,579
Basic and diluted net loss per share	0.00	-	0.87	0.87
Basic and diluted weighted average shares outstanding, non-redeemable ordinary shares	1,771,207	-	(215,917)	1,555,290
Basic and diluted net loss per share	(0.46)	-	(1.10)	(1.56)

	As
	Previously	Adjustment	Adjustments	As
	Reported	#1	#2	Revised

Statement of cash flows for the nine months ended March 31, 2021 (unaudited)
Change in fair value of warrant liabilities	$20,000	$(10,000)	$-	$10,000
Net loss	(452,619)	10,000	-	(442,619)

Statement of cash flows for the year ended June 30, 2021
Initial classification of shares subject to redemption	51,086,880	-	5,731,301	56,818,181
Reclassification of shares subject to redemption	539,136	-	(539,136)	-
Allocation of offering costs to ordinary shares subject to redemption	-	-	3,804,045	3,804,045
Accretion of carrying value to redemption value	-	-	(4,485,864)	(4,485,864)

Statements of changes in shareholders’ deficit for the three and nine months ended March 31, 2021 (unaudited)
Sale of units in initial public offering – ordinary shares amount	$50,080,000	$-	$3,570,306	$53,650,306
Sale of units in initial public offering – total shareholders’ (deficit) equity	50,080,000	-	3,570,306	53,650,306
Initial classification of ordinary shares subject to possible redemption – ordinary shares amount	(36,616,880)	-	(20,201,301)	(56,818,181)
Initial classification of ordinary shares subject to possible redemption – total shareholders’ (deficit) equity	(36,616,880)	-	(20,201,301)	(56,818,181)
Change in fair value of ordinary shares subject to possible redemption – ordinary shares amount	(6,882,366)	-	6,882,366	-
Change in fair value of ordinary shares subject to possible redemption – total shareholders’ (deficit) equity	(6,882,366)	-	6,882,366	-
Allocation of offering costs to ordinary shares subject to redemption	-	-	3,804,045	3,804,045
Allocation of offering costs to ordinary shares subject to redemption – total shareholders’ (deficit) equity	-	-	3,804,045	3,804,045
Accretion of carrying value to redemption value	-	-	(4,485,864)	(4,485,864)
Accretion of carrying value to redemption value – total shareholders’ (deficit) equity	-	-	(4,485,864)	(4,485,864)

Statement of changes in shareholders’ deficit for the year ended June 30, 2021
Initial classification of ordinary shares subject to possible redemption – ordinary shares amount	(51,086,880)	-	(5,731,301)	(56,818,181)
Initial classification of ordinary shares subject to possible redemption – total shareholders’ (deficit) equity	(51,086,880)	-	(5,731,301)	(56,818,181)
Change in fair value of ordinary shares subject to possible redemption – ordinary shares amount	539,136	-	539,136	-
Change in fair value of ordinary shares subject to possible redemption – total shareholders’ (deficit) equity	539,136	-	539,136	-
Allocation of offering costs to ordinary shares subject to redemption	-	-	3,804,045	3,804,045
Allocation of offering costs to ordinary shares subject to redemption – total shareholders’ (deficit) equity	-	-	3,804,045	3,804,045
Accretion of carrying value to redemption value	-	-	(4,485,864)	(4,485,864)
Accretion of carrying value to redemption value – total shareholders’ (deficit) equity	-	-	(4,485,864)	(4,485,864)

F-34

GOLDENBRIDGE ACQUISITION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 4 — CASH AND INVESTMENT HELD IN TRUST ACCOUNT

As of June 30, 2021, investment securities in the Company’s Trust Account consisted of $57,496,825 in United States Treasury Bills and $2,326 in cash. As of June 30, 2020, the Company did not have any balance in its Trust Account. The Company classifies its United States Treasury securities as available-for-sale. Available-for-sale marketable securities are recorded at their estimated fair value on the accompanying June 30, 2021 balance sheet. The carrying value, including gross unrealized holding gain as other comprehensive income and fair value of held to marketable securities on June 30, 2021 are as follows:

	Carrying Value as of June 30, 2021	Gross Unrealized Holding loss	Fair Value as of June 30, 2021

Available-for-sale marketable securities
U.S. Treasury Securities	$57,500,491	$(3,666)	$57,496,825

	Carrying Value as of June 30, 2020	Gross Unrealized Holding loss	Fair Value as of June 30, 2020
Available-for-sale marketable securities
U.S. Treasury Securities	$-	$-	$-

F-35

GOLDENBRIDGE ACQUISITION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 5 — PUBLIC OFFERING

On March 4, 2021, the Company sold 5,000,000 units at a price of $10.00 per Public Unit in the Public Offering. Each Public Unit consists of one ordinary share of the Company, no par value per share (the “Public Shares”), one right (the “Public Rights”) and one redeemable warrant (the “Public Warrants”). Each Public Right entitles the holder to receive one-tenth (1/10) of an ordinary share upon consummation of an initial Business Combination. Each Public Warrant entitles the holder to purchase one-half (1/2) of one ordinary share, and each ten rights entitle the holder thereof to receive one ordinary share at the closing of a business combination. In addition, the Company has granted Maxim Group LLC, the underwriter of the Public Offering, a 45-day option to purchase up to 750,000 Public Units solely to cover over-allotments. On March 9, 2021, the underwriters exercised the option in full of 750,000 units at a price of $10.00 per unit.

If the Company does not complete its Business Combination within the necessary time period described in Note 1, the Public Rights will expire and be worthless. Since the Company is not required to net cash settle the Rights and the Rights are convertible upon the consummation of an initial Business Combination, the Management determined that the Rights are classified within shareholders’ equity as “Additional paid-in capital” upon their issuance in accordance with ASC 815-40. The proceeds from the sale are allocated to Public Shares and Rights based on the relative fair value of the securities in accordance with ASC 470-20-30. The value of the Public Shares and Rights will be based on the closing price paid by investors.

The Company paid an upfront underwriting discount of $1,437,500 (2.5%) of the per unit offering price to the underwriter at the closing of the Public Offering, with an additional fee of $2,012,500 (the “Deferred Discount”) of 3.5% of the gross offering proceeds payable upon the Company’s completion of the Business Combination. The Deferred Discount will become payable to the underwriter from the amounts held in the Trust Account solely in the event the Company completes its Business Combination. In the event that the Company does not close the Business Combination, the underwriter has waived its right to receive the Deferred Discount. The underwriter is not entitled to any interest accrued on the Deferred Discount.

On March 5, 2021, Maxim Group, LLC exercised their right to acquire option to purchase up to a total of 287,500 units (the “Unit Purchase Option”) at $11.50 per unit for $100. As of June 30, 2021, the Unit Purchase Option has not been exercised.

NOTE 6 – PRIVATE PLACEMENT

Simultaneously with the closing of the Public Offering, the Company consummated a private placement of 350,000 Private Units, at $10.00 per unit, purchased by the Sponsor.

The Private Units are identical to the units sold in the Public Offering except that the private warrants will be non-redeemable and may be exercised on a cashless basis.

NOTE 7 – RELATED PARTY TRANSACTIONS

Founder and Additional Shares

In August 2019, 10,000 shares were sold. In September 2020, the Company issued another 1,427,500 ordinary shares resulting in an aggregate of 1,437,500 ordinary shares (the “Founder Shares”) outstanding to our initial shareholders, for an aggregate purchase price of $25,000, or approximately $0.017 per share. All share and per share information have been retroactively adjusted to reflect the share split. In January 2021, the Sponsor transferred 300,000 of its insider shares to Golden Bridge Holding, LLC, 606,061 shares to Scienjoy Inc., 30,000 shares to Lucky Link International Limited and 60,606 shares to Can Wu.

The initial shareholders have agreed not to transfer, assign or sell any of the founder shares (except to certain permitted transferees) until (1) with respect to 50% of the founder shares, the earlier of six months after the completion of a Business Combination and the date on which the closing price of the ordinary shares equals or exceeds $12.50 per share for any 20 trading days within any 30-trading day period commencing after a Business Combination and (2) with respect to the remaining 50% of the founder shares, six months after the completion of a Business Combination, or earlier, in either case, if, subsequent to a Business Combination, the Company completes a liquidation, merger, share exchange or other similar transaction which results in all of the Company’s shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Amounts due to related parties

As of June 30, 2021 and 2020, the balances due to related parties were $9,981 and 79,532, respectively. The balance is unsecured, interest-free and has no fixed terms of repayment.

F-36

GOLDENBRIDGE ACQUISITION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

Administrative Services Agreement

The Company is obligated, commencing from June 1, 2020, to pay Golden Bridge Capital Limited, which is also owned by Mr. Jining Li, the Company’s director and also the affiliate of the Sponsor, a monthly fee of $10,000 for general and administrative services. This agreement will terminate upon completion of the Company’s business combination or the liquidation of the trust account to public shareholders.

Related Party Extensions Loan

The Company will have until 12 months from the consummation of the Initial Public Offering to consummate the initial Business Combination. However, if the Company anticipates that the Company may not be able to consummate the initial Business Combination within 12 months, the Company may, but is not obligated to, extend the period of time to consummate a Business Combination three times by an additional three months each time (for a total of up to 21 months to complete a Business Combination). Pursuant to the terms of our amended and restated memorandum and articles of association and the trust agreement entered into between the Company and Continental Stock Transfer & Trust Company, LCC, in order to extend the time available for the Company to consummate the initial Business Combination, the Company’s insiders or their affiliates or designees, upon five days advance notice prior to the applicable deadline, must deposit into the Trust Account $575,000 ($0.10 per share), on or prior to the date of the applicable deadline. The insiders will receive a non-interest bearing, unsecured promissory note equal to the amount of any such deposit that will not be repaid in the event that the Company is unable to close a Business Combination unless there are funds available outside the Trust Account to do so. Such notes would either be paid upon consummation of the initial Business Combination, or, at the lender’s discretion, converted upon consummation of the Business Combination into additional private units at a price of $10.00 per unit.

Director’s Remuneration

The Company is obligated, commencing from June 1, 2020, to pay Yongsheng Liu, which is the Company’s CEO, a monthly fee of HK$50,000 for his service to the Company.

NOTE 8 – SHAREHOLDER’S DEFICIT

Ordinary Shares

The Company is authorized to issue unlimited ordinary shares with no par value. Holders of the Company’s ordinary shares are entitled to one vote for each share. At June 30, 2021, there were 1,816,250 ordinary shares issued and outstanding (excluding 5,750,000 shares subject to redemption). At June 30, 2020, there were 1,437,500 ordinary shares issued and outstanding (excluding 0 shares subject to redemption).

Accumulated Other Comprehensive Income (Loss)

The table below presents the changes in accumulated other comprehensive income (loss) (“AOCI”), including the reclassification out of AOCI.

Available-for-sale securities
Balance as of July 1, 2020	$-
Other comprehensive loss before reclassifications	(849)
Amounts reclassified from AOCI into interest income	(2,817)
Balance as of June 30, 2021	$(3,666)

F-37

GOLDENBRIDGE ACQUISITION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

Warrants

Each public warrant entitles the holder thereof to purchase one-half (1/2) of one ordinary share at a price of $11.50 per full share, subject to adjustment as described in this prospectus. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares. This means that only an even number of warrants may be exercised at any given time by a warrant holder.

No public warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares. It is the Company’s current intention to have an effective and current registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares in effect promptly following consummation of an initial business combination.

Notwithstanding the foregoing, if a registration statement covering the ordinary shares issuable upon exercise of the public warrants is not effective within 90 days following the consummation of our initial business combination, public warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. In such event, each holder would pay the exercise price by surrendering the warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the day prior to the date of exercise. For example, if a holder held 300 warrants to purchase 150 shares and the fair market value on the date prior to exercise was $15, that holder would receive 35 shares without the payment of any additional cash consideration. If an exemption from registration is not available, holders will not be able to exercise their warrants on a cashless basis.

The warrants will become exercisable on the later of the completion of an initial business combination. The warrants will expire at 5:00 p.m., New York City time, on the fifth anniversary of our completion of an initial business combination, or earlier upon redemption.

The Company may redeem the outstanding warrants (including any outstanding warrants issued upon exercise of the unit purchase option issued to Maxim Group LLC), in whole and not in part, at a price of $0.01 per warrant:

●	at any time while the Public Warrants are exercisable,

●	upon not less than 30 days’ prior written notice of redemption to each Public Warrant holder,

●	if, and only if, the reported last sale price of the ordinary shares equals or exceeds $16.50 per share, for any 20 trading days within a 30 trading day period ending on the third trading day prior to the notice of redemption to Public Warrant holders, and

●	if, and only if, there is a current registration statement in effect with respect to the issuance of the ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the foregoing conditions are satisfied and the Company would issue a notice of redemption, each warrant holder can exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the ordinary shares may fall below the $16.50 trigger price as well as the $11.50 warrant exercise price per full share after the redemption notice is issued and not limit our ability to complete the redemption.

The redemption criteria for the warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

F-38

GOLDENBRIDGE ACQUISITION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

Rights

Except in cases where the Company is not the surviving company in a Business Combination, each holder of a Public Right will automatically receive one-tenth (1/10) of an ordinary share upon consummation of a Business Combination, even if the holder of a Public Right converted all ordinary shares held by him, her or it in connection with a Business Combination or an amendment to the Company’s Amended and Restated Memorandum and Articles of Association with respect to its pre-business combination activities. In the event that the Company will not be the surviving company upon completion of a Business Combination, each holder of a Public Right will be required to affirmatively convert his, her or its rights in order to receive the one-tenth (1/10) of a share underlying each Public Right upon consummation of a Business Combination. No additional consideration will be required to be paid by a holder of Public Rights in order to receive his, her or its additional ordinary shares upon consummation of a Business Combination. The shares issuable upon exchange of the rights will be freely tradable (except to the extent held by affiliates of the Company). If the Company enters into a definitive agreement for a Business Combination in which the Company will not be the surviving entity, the definitive agreement will provide for the holders of Public Rights to receive the same per share consideration the holders of ordinary shares will receive in the transaction on an as-converted into ordinary shares basis.

The Company will not issue fractional shares in connection with an exchange of Public Rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of the British Virgin Islands law. As a result, the holders of the Public Rights must hold rights in multiples of 10 in order to receive shares for all of the holders’ rights upon closing of a Business Combination. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Rights will not receive any of such funds with respect to their Public Rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Rights, and the Public Rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the Public Rights upon consummation of a Business Combination. Additionally, in no event will the Company be required to net cash settle the rights. Accordingly, the rights may expire worthless.

NOTE 9 – FAIR VALUE MEASUREMENTS

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on the assessment of the assumptions that market participants would use in pricing the asset or liability.

F-39

GOLDENBRIDGE ACQUISITION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

The following table presents information about the Company’s assets and liabilities that were measured at fair value on a recurring basis as of June 30, 2021, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

	June 30,	Quoted Prices In Active Markets	Significant Other Observable Inputs	Significant Other Unobservable Inputs
	2021	(Level 1)	(Level 2)	(Level 3)
Description
Assets:
U.S. Treasury Securities held in Trust Account*	$57,496,825	$57,496,825	$-	$-

Liabilities:
Warrant liabilities	$740,000	$-	$-	$740,000

*	included in cash and investments held in trust account on the Company’s balance sheet.

The private warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the consolidated balance sheets.

The Company established the initial fair value for the private warrants at $770,000 on March 4, 2021, the date of the Company’s Initial Public Offering, using a Black-Scholes model. The Company allocated the proceeds received from the sale of Private Units, first to the private warrants based on their fair values as determined at initial measurement, with the remaining proceeds recorded as ordinary shares subject to possible redemption, and ordinary shares based on their relative fair values recorded at the initial measurement date. The warrants were classified as Level 3 at the initial measurement date due to the use of unobservable inputs.

The key inputs into the binomial model and Black-Scholes model were as follows at their measurement dates:

	June 30, 2021	March 4, 2021 (Initial measurement)
Input
Share price	$9.8	$10.00
Risk-free interest rate	0.87%	0.77%
Volatility	55%	56%
Exercise price	$11.50	$11.50
Warrant life	5 years	5 years

As of June 30, 2021, the aggregate value of the Private Warrants was $0.74 million. The change in fair value from March 4, 2021 to June 30, 2021 was approximately $(30,000).

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. Level 3 financial liabilities consist of the Private Warrant liability for which there is no current market for these securities such that the determination of fair value requires significant judgment or estimation. Changes in fair value measurements categorized within Level 3 of the fair value hierarchy are analyzed each period based on changes in estimates or assumptions and recorded as appropriate.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s future financial position, results of its operations and/or search for a target company, there has been a significant impact as of the date of these consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the future outcome of this uncertainty.

F-40

GOLDENBRIDGE ACQUISITION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

Registration Rights

The holders of the Founder Shares, the Private Placement Warrants (and their underlying securities) and the warrants that may be issued upon conversion of the Working Capital Loans (and their underlying securities) are entitled to registration rights pursuant to the registration rights agreement signed on the effective date of the Public Offering. The holders of a majority of these securities are entitled to make up to two demands that the Company register such securities. The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these ordinary shares are to be released from escrow. The holders of a majority of the Private Placement Warrants and warrants issued in payment of Working Capital Loans made to the Company (or underlying securities) can elect to exercise these registration rights at any time after the Company consummates a Business Combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Deferred Underwriter Compensation

The Company is committed to pay the Deferred Discount of 3.5% of the gross offering proceeds, in the amount of $2,012,500 of the Public Offering, to the underwriter upon the Company’s consummation of the Business Combination. The underwriter is not entitled to any interest accrued on the Deferred Discount, and has waived its right to receive the Deferred Discount if the Company does not close a Business Combination.

Unit Purchase Option

The Company sold to Maxim for $100, an option to purchase 287,500 units exercisable, at $11.50 per unit commencing at any time between the first and fifth anniversary of the effective date of the registration statement relating to its initial public offering. The purchase option may be exercised for cash or on a cashless basis, at the holder’s option, and expires on March 4, 2026. The option and the units, as well as the ordinary shares and warrants to purchase ordinary shares that may be issued upon exercise of the option, have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the effective date of the registration statement of which this prospectus forms a part or the commencement of sales in the Public Offering pursuant to Rule 5110(g)(1) of FINRA’s Rules, during which time the option may not be sold, transferred, assigned, pledged or hypothecated, or be subject of any hedging, short sale, derivative or put or call transaction that would result in the economic disposition of the securities. Additionally, the option may not be sold, transferred, assigned, pledged or hypothecated prior to March 4, 2022 except to any underwriters and selected dealer participating in the offering and their bona fide officers or partners. The option grants to holders demand and “piggy back” rights for periods of five and seven years, respectively, from the effective date of the registration statement of which forms a part with respect to the registration under the Securities Act of the securities directly and indirectly issuable upon exercise of the option. We will bear all fees and expenses attendant to registering the securities, other than underwriting commissions which will be paid for by the holders themselves. The exercise price and number of units issuable upon exercise of the option may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the option will not be adjusted for issuances of ordinary shares at a price below its exercise price.

Right of First Refusal

Subject to certain conditions, the Company granted Maxim, for a period of 15 months after the date of the consummation of the business combination, a right of first refusal to act as lead underwriters or minimally as a co-manager, with at least 30% of the economics; or, in the case of a three-handed deal, 30% of the economics, for any and all future public and private equity and debt offerings. In accordance with FINRA Rule 5110(f)(2)(E)(i), such right of first refusal shall not have a duration of more than three years from the effective date of the registration statement of which this prospectus forms a part.

NOTE 11 – SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after June 30, 2021, up through the date the Company issued the consolidated financial statements.

On August 6, 2021 and August 25, 2021, the Company formed two subsidiaries, PubCo and Merger Sub (as defined in Note 1), respectively, under the laws of the Cayman Island for the purpose of effectuating the Business Combination.

On September 30, 2021, the Company entered into a definitive agreement or non-binding letter of intent to acquire a company, AgiiPlus Inc., (“AgiiPlus”). The aggregate consideration to be paid to AgiiPlus shareholders for the Acquisition Merger is $520 million, payable in the form of a number of newly issued Purchaser Ordinary Shares (the “Closing Payment Shares”) valued at the $10.00 per share. Under the Merger Agreement, 1,000,000 shares of the Closing Payment Shares (“Escrow Shares”) to be issued will be held in escrow for a period of 6 months after the closing to satisfy indemnification obligations.

F-41

AUTO SERVICES GROUP LIMITED

F-42

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Auto Services Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Auto Services Group Limited (the “Company”) as of December 31, 2020 and 2021, the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for each of the two years ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the two years ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Bernstein & Pinchuk LLP

Marcum Bernstein & Pinchuk LLP

We have served as the Company’s auditor since 2021.

Beijing, China

July 8, 2022

F-43

AUTO SERVICES GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. Dollar thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2020	2021

ASSETS
Current assets
Cash	$76,883	$34,517
Restricted cash	2,666	2,830
Short-term investments	18,743	29,147
Accounts receivable, net	48,980	85,637
Prepaid expenses and other current assets	8,896	5,740
Current assets of discontinued operations	9,171	3,875
Total current assets	165,339	161,746

Non-current assets
Long-term investment	307	314
Property, plant and equipment, net	13,252	10,739
Deferred tax assets	10,693	12,086
Other non-current assets	14,953	24,385
Noncurrent assets of discontinued operations	6,584	5,000
Total non-current assets	45,789	52,524

TOTAL ASSETS	$211,128	$214,270

LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)
Current liabilities
Short-term loan	$60,875	$69,030
Accounts payable	17,308	31,491
Deferred revenue	1,053	1,901
Tax payable	3,460	2,505
Accrued expenses and other current liabilities	17,926	2,887
Current liabilities of discontinued operations	12,527	27,334
Total current liabilities	113,149	135,148

Noncurrent liabilities of discontinued operations	48,508	52,659

Total liabilities	$161,657	$187,807

Commitments and contingencies

Shareholders’ equity (deficit)
Ordinary shares (par value of US$0.00005 per share; 746,578,037 shares authorized as of December 31, 2020 and 2021; 225,000,000 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	$11	$11
Convertible Preferred shares (par value US$0.00005; 45,614,646 Series A preferred shares, 27,053,437 limited Series A preferred shares and 121,000,531 Series B preferred shares authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)	10	10
Additional paid in capital	75,484	75,091
Accumulated deficit	(69,190)	(92,911)
Accumulated other comprehensive loss	(3,336)	(3,637)
Total AUTO SERVICES GROUP LIMITED’s shareholders’ equity/(deficit)	2,979	(21,436)
Non-controlling interests	46,492	47,899
Total equity	49,471	26,463

TOTAL LIABILITIES AND EQUITY	$211,128	$214,270

The accompanying notes are an integral part of these consolidated financial statements.

F-44

AUTO SERVICES GROUP LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In U.S. Dollar thousands, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2020	2021

Revenues
Automotive after-sales service	$154,238	$187,880
Insurance intermediation service	84,161	56,766
Technology service	526	4,589
Total revenues	238,925	249,235

Operating cost and expenses
Integrated service cost	(131,932)	(156,852)
Commission cost	(79,515)	(55,222)
Selling expenses	(6,835)	(12,731)
General and administrative expenses	(7,780)	(10,420)
Research and development expenses	(5,029)	(3,651)
Total operating costs and expenses	(231,091)	(238,876)

Operating profit	7,834	10,359

Other income/(expenses)
Financial expenses, net	(2,100)	(3,045)
Investment income	255	759
Other income, net	2,385	2,457
Total other income, net	540	171

Income before income tax expense	8,374	10,530
Income tax expense	(1,752)	(938)
Income from continuing operations, net of tax	6,622	9,592

Discontinued operations:
Net loss from the operations of the discontinued operations, net of tax	(16,397)	(27,682)

Net loss	(9,775)	(18,090)

Net income from continuing operations	6,622	9,592
Less: Net income attributable to non-controlling interests of continuing operations	3,219	5,650
Net income from continuing operations attributable to SunCar’s ordinary shareholders	3,403	3,942

Loss from discontinued operations, net of tax	(16,397)	(27,682)
Less: Net loss attributable to non-controlling interests of discontinue operations	(1)	(19)
Net loss from discontinued operations attributable to SunCar’s ordinary shareholders	(16,396)	(27,663)

Net loss attributable to SunCar’s ordinary shareholders	(12,993)	(23,721)

Net income per ordinary share from continuing operations:
Basic	$0.01	$0.01
Diluted	$0.01	$0.01

Net loss per ordinary share from discontinued operations:
Basic and diluted	$(0.07)	$(0.12)

Net loss attributable to SunCar’s ordinary shareholders per ordinary share
Basic and diluted	$(0.06)	$(0.11)

Weighted average shares outstanding used in calculating basic and diluted loss per share
Basic and diluted	225,000,000	225,000,000

Weighted average shares outstanding used in calculating basic and diluted income per share
Basic and diluted	418,668,614	418,668,614

Income from continuing operations before non-controlling interests	$6,622	$9,592
Loss from discontinued operations, net of tax	(16,397)	(27,682)
Net loss	(9,775)	(18,090)
Other comprehensive income
Foreign currency translation difference	1,195	907
Total other comprehensive income	1,195	907

Total comprehensive loss	(8,580)	(17,183)
Less: total comprehensive income attributable to non-controlling interest	4,791	6,839
Total comprehensive loss attributable to the AUTO SERVICES GROUP LIMITED’s shareholders	$(13,371)	$(24,022)

The accompanying notes are an integral part of these consolidated financial statements.

F-45

AUTO SERVICES GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. Dollar thousands, except for share and per share data, or otherwise noted)

	Ordinary Shares		Convertible Preferred Shares		Additional paid-in	Accumulated	Accumulated other comprehensive	Total Company’s equity/	Non-controlling	Total shareholders’
	Share	Amount	Share	Amount	capital	deficit	loss	(deficit)	interests	equity

Balance as of December 31, 2019	225,000,000	$11	193,668,615	$10	$61,919	$(56,197)	$(2,958)	$2,785	$22,739	$25,524
Contribution from non-controlling shareholders	-	-			14,432	-	-	14,432	18,665	33,097
Repurchase of non-controlling interests	-	-	-	-	(867)	-	-	(867)	(223)	(1,090)
Net loss	-	-			-	(12,993)	-	(12,993)	3,218	(9,775)
Share-based compensation of subsidiary					-	-	-	-	520	520
Foreign currency translation	-	-			-	-	(378)	(378)	1,573	1,195
Balance as of December 31, 2020	225,000,000	$11	193,668,615	$10	$75,484	$(69,190)	$(3,336)	$2,979	$46,492	$49,471
Repurchase of non-controlling interests	-	-	-	-	(236)	-	-	(236)	(948)	(1,184)
Net loss	-	-	-	-	-	(23,721)	-	(23,721)	5,631	(18,090)
Dividend paid to non-controlling shareholders	-	-	-	-	-	-	-	-	(6,620)	(6,620)
Share-based compensation of subsidiary					(157)			(157)	2,136	1,979
Foreign currency translation	-	-	-	-	-	-	(301)	(301)	1,208	907
Balance as of December 31, 2021	225,000,000	$11	193,668,615	$10	$75,091	$(92,911)	$(3,637)	$(21,436)	$47,899	$26,463

The accompanying notes are an integral part of these consolidated financial statements.

F-46

AUTO SERVICES GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. Dollar thousands, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2020	2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income from continuing operations	$6,622	$9,592
Net loss from discontinued operations	(16,397)	(27,682)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Provision for prepaid expenses	39	148
Depreciation and amortization	1,613	4,055
Share-based compensation of subsidiary	520	1,668
Loss on disposal of property and equipment	29	27
Deferred tax assets	(2,333)	(1,124)
Changes in operating assets and liabilities:
Accounts receivable, net	1,531	(35,071)
Prepaid expenses and other current assets	(4,065)	3,181
Accounts payable	53	13,608
Deferred revenue	(2,419)	813
Accrued expenses and other current liabilities	8,356	(14,976)
Tax payable	1,582	(1,026)
Net cash provided by (used in) operating activities of continuing operations	11,528	(19,105)
Net cash provided by (used in) operating activities of discontinued operations	7,104	(6,462)
Total net cash provided by (used in) operating activities	18,632	(25,567)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(9,488)	(1,284)
Purchase of short term investment	(10,084)	(9,839)
Purchase of long-term investment	(297)	-
Purchase of other non-current assets	(9,168)	(8,968)
Net cash used in investing activities of continuing operations	(29,037)	(20,091)
Net cash used in investing activities of discontinued operations	(126)	(591)
Total net cash used in investing activities	(29,163)	(20,682)

CASH FLOWS FORM FINANCING ACTIVITIES
Proceeds from short-term bank loans	77,722	76,812
Repayments of short-term bank loans	(60,036)	(70,193)
Contribution from non-controlling shareholders	33,097	-
Repurchase of non-controlling interests	(1,090)	(1,184)
Dividend paid to non-controlling shareholders	-	(6,620)
Net cash provided by (used in) financing activities of continuing operations	49,693	(1,185)
Net cash (used in) provided by financing activities of discontinued operations	(5,816)	1,119
Total net cash provided by (used in) financing activities	43,877	(66)

Effect of exchange rate changes	3,098	1,827

Net change in cash and restricted cash	36,444	(44,488)

Cash and restricted cash, beginning of the year	$45,961	$82,405
Cash and restricted cash, end of the year	$82,405	$37,917

Less: cash of discontinued operations at end of year	2,856	570
Cash and restricted cash at end of year for continuing operations	$79,549	$37,347

Reconciliation of cash and restricted cash to the consolidated balance sheets:
Cash	$76,883	$34,517
Restricted cash	$2,666	$2,830
Total cash and restricted cash	$79,549	$37,347

Supplemental disclosures of cash flow information:
Income tax paid	$2,309	$3,472
Interest expense paid	$2,485	$3,087

Supplemental disclosures of non-cash activities:
Decrease of accrued expenses and other current liabilities due to vest of restricted shares	$-	$311
Purchase of property and equipment by using accrued expenses and other current liabilities	$1,720	$-

The accompanying notes are an integral part of these consolidated financial statements.

F-47

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2021

(In U.S. Dollar thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

AUTO SERVICES GROUP LIMITED (“SunCar”), through its wholly-owned subsidiaries (collectively, the “Group”) primarily engages in providing automotive after-sales service, insurance intermediation service and financial leasing in the People’s Republic of China (“PRC” or “China”).

SunCar was incorporated under the laws of the British Virgin Islands (“BVI”) on September 19, 2012 and continued in the Cayman Islands in accordance with applicable laws, and ultimately controlled by Mr.Ye Zaichang, SunCar’s Chief Executive Officer.

Sun Car Online Insurance Agency Co., Ltd. (“SUNCAR Online”) was incorporated under the laws of PRC on December 5, 2007, and along with its subsidiaries, are the Group’s main operating entities in China.

In December, 2021, the Group declared to dispose Shengda Group, which holds all of the Group’s assets and liabilities related to its financial leasing business within one year, for the purpose of focusing on providing automotive after-sales service and insurance intermediation service (see Note 3 Discontinued Operations). To complete the disposal, the Group effected an internal restructuring in December 2021 following which Shengda Group had transferred SUNCAR Online to Shanghai Feiyou (the “restructuring”). As of December 31, 2021, the restructuring was completed. On March 1, 2022, the Group transferred the total equity of Shengda Group to a related party at a nominal consideration of RMB1 (see Note 19 Subsequent Events).

As of December 31, 2021, SunCar’s major subsidiaries are as follows:

Name	Date of Incorporation	Place of Incorporation	Percentage of Effective Ownership	Principal Activities
Shanghai Xuanbei Automobile Service Co., Limited (“Shanghai Xuanbei”)	April 26, 2018	PRC	100.00%	Automotive after-sales service
Shanghai Shengshi Dalian Automobile Service Co., Limited (“Shengda Automobile”)	June 8, 2013	PRC	84.89%	Automotive after-sales service
Sun Car Online Insurance Agency Co., Ltd. (“SUNCAR Online”)	December 5, 2007	PRC	56.51%	Insurance intermediation service
*Shengda Automobile Service Group Co. Limited (“Shengda Group”)	February 19, 2008	PRC	100.00%	Holding company
Haiyan Trading (Shanghai) Co., Limited (“Haiyan”)	November 22, 2012	PRC	100.00%	Holding company
Shanghai Feiyou Trading Co., Limited (“Shanghai Feiyou”)	June 11, 2009	PRC	100.00%	Technology services

*On March 1, 2022, the Group disposed Shengda Group, which was classified as discontinued operations retrospectively (See Note 3).

F-48

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2021

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The consolidated financial statements include the financial statements of SunCar and its subsidiaries. All intercompany transactions and balances among SunCar and its subsidiaries have been eliminated upon consolidation.

(b)	Use of estimates

The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, the allowance for doubtful accounts, useful lives and impairment of long-lived assets, and valuation allowances of deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(c)	Cash

Cash consist of cash on hand and cash in banks. The Group maintains cash with various financial institutions in China. The Group has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in bank accounts.

(d)	Restricted cash

Restricted cash represented a guarantee deposit required by China Banking and Insurance Regulatory Commission (“CBIRC”) in order to protect insurance premium appropriation by insurance agency which is restricted as to withdrawal for other than current operations.

(e)	Accounts receivable, net

Accounts receivable, net are stated at the original amount less allowances for doubtful accounts. Accounts receivable are recognized in the period when the Group has provided services to its customers and when its right to consideration is unconditional. The Group reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. The Group considers many factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

(f)	Short-term investment

The Group invested in certain trust products and bank financial products, with various interest rates and are restricted as to withdrawal and use before maturity. The Group classifies the trust and financial products as held-to-maturity securities. The original maturities of the short-term investments are longer that three-months, but shorter than one year. The carrying amount of these short-term investments approximate their fair values due to the short-term maturities of these investments.

The Group reviews its short-term investments for other-than-temporary impairment (“OTTI”) based on the specific identification method. The Group considers available quantitative and qualitative evidences in evaluating the potential impairment of its short-term investments. If the carrying amount of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the carrying amount, and the Group’s intent and ability to hold the investments. OTTI is recognized as a loss in the consolidation statements of operations. No impairment charge was recognized for the years ended December 31, 2020 and 2021.

F-49

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2021

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(g)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives and residual value are as follows:

Category	Estimated useful lives	Residual value
Vehicles	3-5 years	5%
Office equipment and furniture	3-5 years	5%
Electronic equipment	3 years	5%
Computer software	5 years	nil
Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets	nil
Others	3-10 years	5%

Computer software

Acquisition costs associated with internal-use software are capitalized and include external direct costs of services principally related to platform development, including support systems, software coding, designing system interfaces, and installation and testing of the software. These costs are recorded as property and equipment and are generally amortized beginning when the asset is substantially ready for use. Costs incurred for enhancements that are expected to result in additional features or functionalities are capitalized and amortized over the estimated useful life of the enhancements. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of operations and comprehensive loss.

F-50

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2021

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(h)	Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, which is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

(i)	Long-term investments

Beginning on January 1, 2018, the Group’s equity investments without readily determinable fair values, which do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), to estimate fair value using the net asset value per share (or its equivalent) of the investment (“NAV practical expedient”), and over which the Group does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative upon the adoption of ASU 2016-01 (the “Measurement Alternative”). Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized in the consolidated statements of operations and comprehensive income/(loss). The Group makes assessment of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as the financial and business performance. The Group recognizes an impairment loss equal to the difference between the carrying value and fair value in the consolidated statements of operations and comprehensive income/(loss) if any.

On November 20, 2019, Jiaxing Hanchao Equity Investment Partnership (L.P.) (“Jiaxing Hanchao”) was incorporated. Pursuant to the partnership agreement, SUNCAR Online invested USD$314, accounting for 5% of the total investment as a limited partner. The investment was accounted for under the cost method as the Group had no significant influence over the investee and Jiaxing Hanchao had no readily determinable fair value.

F-51

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2021

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(j)	Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

●	Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
●	Level 2—Include other inputs that are directly or indirectly observable in the marketplace.
●	Level 3—Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group primarily consist of cash, accounts receivable, other receivables included in prepayments and other current assets, short-term borrowings, accounts payable, other payables included in accrued expenses and other current liabilities. As of December 31, 2020 and 2021, the carrying amounts of other financial instruments approximated to their fair values due to the short-term maturity of these instruments.

The Group’s non-financial assets, such as property and equipment, would be measured at fair value only if they were determined to be impaired.

F-52

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2021

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(k)	Revenue recognition

The Group’s revenues are mainly generated from providing automotive after-sales service, insurance intermediation service, technology service and financial leasing service.

The Group recognizes revenue pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, reduced by Value Added Tax (“VAT”). To achieve the core principle of this standard, we applied the following five steps:

1.	Identification of the contract, or contracts, with the customer;
2.	Identification of the performance obligations in the contract;
3.	Determination of the transaction price;
4.	Allocation of the transaction price to the performance obligations in the contract; and
5.	Recognition of the revenue when, or as, a performance obligation is satisfied.

Automotive after-sales service

The Group defines enterprise clients as the Group’s customers and the Group sells automotive after-sales service coupons to enterprise clients, which each coupon represents one specific automotive after-sales service. There are various service types including vehicle washing, waxing, maintenance, driving service and road assistance, and the Group only provides one specific service among various service types for each specific service coupon. The Group identifies each specific service coupon as a contract that establishes enforceable rights and obligations for each party. The Group charges the service fee at a fixed price per service when the service is performed. For service coupons with limited duration, the Group either charges the service fee at a fixed price per service when the service is performed or when the coupon expires, whether or not the service has been performed. The Group considers each service coupon is a distinct service that is capable of providing a benefit to the customer on its own according to ASC 606-10-25-14(a). Therefore, the Group identifies only one performance obligation under a contract, which is to provide a specific service or to stand-ready to perform a specific service within a limited duration. The Group acts as a principal as the Group controls the right to services before the services are provided to customers and the Group has the ability to direct other parties to provide the services to customers on the Group’s behalf. Specifically, the Group has the ability to choose service providers, is primarily responsible for the acceptability for the service meeting customer specifications, bears inventory risk after transfer of control of services to customers, and has the discretion in establishing the price with customers and with service providers and bears credit risk. The Group recognizes revenue in the gross amount of consideration at a point of time when the service is provided, or when the service coupon expires. The Group does not provide refunds to customers when a coupon is expired but not used.

Insurance intermediation service

The Group provides insurance intermediation service distributing primarily vehicle insurance on behalf of the insurance companies and charges insurance companies for intermediation service commissions. Insurance intermediation services are considered to be rendered and completed, and revenue is recognized, at the time an insurance policy becomes effective, that is, when the signed insurance policy is in place and the premium is collected from the insured. The Group has satisfied the performance obligation to recognize revenue when the premiums are collected by the respective insurance companies and not before, because collectability is not ensured until receipt of the premium. Accordingly, the Group does not accrue any insurance intermediation service commission and fees prior to the receipt of the related premiums. No allowance for cancellation has been provided for intermediation services as cancellation of policies rarely occurs.

Technology service

The Group provides technology service including technical software and consulting related to automobile services and insurance, such as customer relationship management (CRM), order management, finance management and visual analysis systems. The Group charges service fee based on fixed price per month for service provided, and recognizes revenue over time during the service period.

F-53

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2021

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(k)	Revenue recognition – Continued

Financial leasing service

The Group provides automobile financial leasing service (see Note 3 Discontinued Operations) to customers, under which customers obtain the proceeds from the Group to buy the automobile and take possession of the automobile for a specific period of time. The customer make repayment in installment for the proceeds and interest accordingly. Consequently, the Group has classified these leases as finance leases for accounting purposes. The Group reports discounted present value of (i) future minimum lease payments and (ii) any unguaranteed residual value, as finance lease receivables on its balance sheet included in current and noncurrent assets from discontinued operations. The Group recognizes interest income as financial leasing revenue using the effective interest rate inherent in the applicable lease over the term of the lease.

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Group has satisfied its performance obligation and has an unconditional right to the payment. Contract assets represent the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer. The Group has no contract assets as of December 31, 2020 and 2021.

The contract liabilities consist of deferred revenue, which represents the billings or cash received for services in advance of revenue recognition and is recognized as revenue the performance obligation is satisfied. The Group’s deferred revenue amounted to $1,053 and $1,901 as of December 31, 2020 and 2021, respectively. During the years ended December 31, 2020 and 2021, the Group recognized $3,328 and $1,053 that was included in deferred revenue balance at January 1, 2020 and 2021, respectively.

(l)	Integrated service cost

Integrated service cost primarily includes the service fee paid to suppliers undertaking and performing the automobile service to the users of customer, and outsourcing service fee paid to the third party for technological development. The service fee is determined based on the actual services rendered and recognized in the period incurred.

(m)	Commission cost

Commission cost represents (i) promotional service fee to explore extensive networks of automotive after-sales service and insurance intermediation; and (ii) service fees to promotion channels, including but not limited to offline after-sales networks, online platforms, and emerging NEV OEMs and service providers. These channels have their own users, who are potential business customers. Commission cost is recognized in the period incurred.

(n)	Research and development expense

Research and development expenses consist primarily of payroll and employee benefit for research and development employees, rental expense, utilities and other related expenses related to design, develop and maintain technology service platform to support the Group’s internal and external business. Research and development expenses are expensed as incurred. Software development costs are recorded in “Research and development” as incurred as the costs qualifying for capitalization have been insignificant.

(o)	Government grants

Government grant is recognized when there is reasonable assurance that the Group will comply with the conditions attach to it and the grant will be received. Government grant for the purpose of giving immediate financial support to the Group with no future related costs or obligation is recognized in “other income” in the Group’s consolidated statements of comprehensive (loss)/income when the grant is received.

(p)	Share-based compensation

The Group grants restricted share units (“RSUs”) of SunCar’s subsidiary, SUNCAR Online, to eligible employees and management. The Group accounts for share-based awards issued to employees and non-employees in accordance with ASC Topic 718 Compensation – Stock Compensation. The Group recognizes compensation cost for an equity classified award upon the issuance of restricted shares based on the fair value of restricted shares granted on the date of the grant as there are no any vesting period. Awards of subsidiary equity is recognized in “non-controlling interest” in the consolidated entity.

(q)	Employee benefits

SunCar’s subsidiaries in PRC participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution.

(r)	Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rental expense is recognized from the date of initial possession of the leased property, which includes rent holidays, on a straight-line basis over the term of the lease. Lease renewal periods are considered on a lease-by-lease basis and are generally not included in the initial lease terms.

F-54

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2021

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(s)	Income taxes

The Group accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Group considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Group has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000 ($15,687). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the years ended December 31, 2020 and 2021, respectively. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(t)	Value added tax (“VAT”)

The Group is subject to VAT and related surcharges on revenue generated from providing automotive after-sales service, insurance intermediation service, and financial leasing service. The Group records revenue net of VAT. This VAT may be offset by qualified input VAT paid by the Group to suppliers. Net VAT balance between input VAT and output VAT is recorded in the line item of other current assets on the consolidated balance sheets.

F-55

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2021

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(u)	Foreign currency transactions and translations

The Group’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The Group’s financial statements are reported using U.S. Dollars (“$”). The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the results of operations.

The value of RMB against $ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Group’s financial condition in terms of $ reporting. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements:

	As of December 31,
	2020	2021
Balance sheet items, except for equity accounts	6.5250	6.3726

	For the Years Ended December 31,
	2020	2021
Items in the statements of income and comprehensive income, and statements of cash flows	6.9042	6.4508

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(v)	Non-controlling interest

A non-controlling interest in a subsidiary of SunCar represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to SunCar. Non-controlling interests are presented as a separate component of equity on the consolidated balance sheets and net income/(loss) and other comprehensive income attributable to non-controlling shareholders are presented as a separate component on the consolidated statements of operations and comprehensive loss.

F-56

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2021

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(w)	Earnings per share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders, taking into consideration the deemed dividends to preferred shareholders (if any), by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Shares issuable for little to no consideration upon the satisfaction of certain conditions are considered as outstanding shares and included in the computation of basic earnings (loss) per share as of the date that all necessary conditions have been satisfied. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses.

The Group’s convertible preferred shares are participating securities, as they have contractual non-forfeitable right to participate in distributions of earnings. The convertible preferred shares have no contractual obligation to fund or otherwise absorb the Group’s losses. Accordingly, any undistributed net income is allocated on a pro rata basis to ordinary shares and convertible preferred shares; whereas any undistributed net loss is allocated to ordinary shares only.

Diluted earnings (loss) per share is calculated by dividing net earnings (loss) attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the convertible preferred shares, using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted earnings (loss) per share calculation when inclusion of such share would be anti-dilutive.

F-57

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2021

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(x)	Discontinued operations

A discontinued operation may include a component of an entity or a group of components of an entity, or a business or nonprofit activity. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs:

(1)	the component of an entity or group of components of an entity meets the criteria to be classified as held for sale;
(2)	the component of an entity or group of components of an entity is disposed of by sale;
(3)	the component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in a distribution to owners in a spinoff).

For any component classified as held for sale or disposed of by sale or other than by sale that qualify for presentation as a discontinued operation in the period, the Group has reported the assets and liabilities of the discontinued operations as current and non-current assets of discontinued operations, and current and non-current liabilities of discontinued operations in the consolidated balance sheets as of December 31, 2020 and 2021. The results of operations of discontinued operation for the years ended December 31, 2020 and 2021 have been reflected separately in the consolidated statements of income/(loss) as a single line item for all periods presented in accordance with U.S. GAAP. Cash flows from discontinued operations of the three categories for the years ended December 31, 2020 and 2021 were separately presented in the consolidated statements of cash flows for all periods presented in accordance with U.S. GAAP.

(y)	Segment reporting

The Group has organized its continuing operations into two operating segments. The segments reflect the way the Group evaluates its business performance and manages its operations by the Group’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Group’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group.

The Group has two reportable segments from continuing operations, including automotive after-sales service business and insurance intermediation service business. The Group considers a “management approach” concept as the basis for identifying reportable segments. The management approach is based on the way that management organizes the segments within the Group for making operating decisions, allocating resources, and assessing performance. The Group’s reportable segments are strategic business units that offer different services and are managed separately because each business requires different technology and marketing strategies. As the Group’s long-lived assets are substantially located in the PRC, no geographical segments are presented.

(z)	Comprehensive income/(loss)

Comprehensive income (loss) is comprised of the Group’s net income and other comprehensive income (loss). The components of other comprehensive (income) loss consist of foreign currency translation adjustments.

F-58

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2021

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(aa)	Recent accounting pronouncements

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In February 2016, FASB issued ASU No. 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. In July 2018, ASU 2016-02 was updated with ASU 2018-11, Targeted Improvements to ASC Topic 842, which provides entities with relief from the costs of implementing certain aspects of the new leasing standard. Specifically, under the amendments in ASU 2018-11, (1) entities may elect not to recast the comparative periods presented when transitioning to ASC 842 and (2) lessors may elect not to separate lease and non-lease components when certain conditions are met. In November 2019, ASU 2019-10, Codification Improvements to ASC 842 modified the effective dates of all other entities. In June 2020, ASU 2020-05 defer the effective date for one year for entities in the “all other” category. For all other entities, the amendments in ASU 2020-05 are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early application of the guidance continues to be permitted. The Group will adopt ASU 2016-02 on January 1, 2022. Upon the adoption of this ASU, the Group expected to record right-of-use assets and operating lease liabilities of $1,460 and $1,460 in the consolidated balance sheets, respectively.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard. For all other entities, the amendments for ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. Adoption of the ASUs is on a modified retrospective basis. The Group will adopt ASU 2016-13 on January 1, 2023. The Group is in the process of evaluating the effect of the adoption of this ASU.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance. This update requires certain annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. This update is effective for annual periods beginning after December 15, 2021, and early application is permitted. This guidance should be applied either prospectively to all transactions that are reflected in financial statements at the date of initial application and new transactions that are entered into after the date of initial application or retrospectively to those transactions. The Group does not expect this guidance to have a material impact on the Group’s consolidated financial statements upon adoption.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

F-59

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2021

(In U.S. Dollar thousands, except share and per share data)

3.	DISCONTINUED OPERATIONS

On December 3, 2021, Shengda Group transferred all of its equity interest, which was 55.09% as of the transfer date, of SUNCAR Online to Shanghai Feiyou at price RMB4 (US$0.63) per share, totalling RMB282 million (US$44,217). Upon completion of the transferring, Feiyou is liable to Shengda Group RMB282 million (US$44,217) for the transfer of SUNCAR Online, which is eliminated in the consolidated financial statements as an intercompany balance as of December 31, 2021.

In December 2021, the Group declared its plan to dispose Shengda Group and its subsidiaries within one year, for the purpose of focusing on providing automotive after-sales service and insurance intermediation service. On March 1, 2022, the Group transferred the total equity of Shengda Group to a related party at a nominal consideration of RMB1 due to the net liability position of Shengda Group as of the transfer date, and the transfer was accounted for as a capital transaction. As the business of Shengda Group and its subsidiaries represents a separate major line of business of the Group, the Group disclosed the results of the business of Shengda Group and its subsidiaries as discontinued operations. As a result of the disposal of Shengda Group, the Group was liable to Shengda Group (which was ultimately controlled by Mr. Ye) RMB282 million (US$44,217), as of the transfer date (see Note 19 Subsequent Events). No gain or loss was recorded as the result of the disposal.

The carrying amount of the major classes of assets and liabilities of discontinued operations presented in the consolidated balance sheets as of December 31, 2020 and 2021 consist of the following:

	As of December 31,
	2020	2021

ASSETS
Current assets
Cash	$2,856	$570
Prepaid expenses and other current assets	6,315	3,305
Total current assets	9,171	3,875

Noncurrent assets
Long-term investment	166	169
Long-term receivables	5,638	4,597
Property, plant and equipment, net	780	234
Total noncurrent assets	6,584	5,000

TOTAL ASSETS	15,755	8,875

LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)
Current liabilities
Short-term loan	-	1,569
Accounts payable	224	161
Advance from customers	203	470
Accrued expenses and other current liabilities	12,034	15,726
Tax payable	66	9,408
Total current liabilities	12,527	27,334

Noncurrent liabilities
Long-term loan	426	-
Other long-term liabilities	48,082	52,659
Total noncurrent liabilities	48,508	52,659

Total liabilities	$61,035	$79,993

F-60

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2021

(In U.S. Dollar thousands, except share and per share data)

3.	DISCONTINUED OPERATIONS – Continued

The comparative consolidated statements of operations have been represented to show the discontinued operations separately from continuing operations. Details of the results from discontinued operations, net of tax are set out below:

	For the years ended December 31,
	2020	2021

Interest income	$3,280	$1,884
Interest cost	(5,916)	(7,322)
Net interest loss	(2,636)	(5,438)

Operating expenses
Selling expenses	(535)	(235)
General and administrative expenses	(11,168)	(12,998)
Total operating expenses	(11,703)	(13,233)

Operating loss	(14,339)	(18,671)

Other income (expenses)
Financial expenses, net	(719)	(604)
Investment (loss) income	(1,778)	6
Other income, net	553	878
Total other expenses, net	(1,944)	280

Loss before income tax expense	(16,283)	(18,391)
Income tax expense	(114)	(9,291)
Loss from discontinued operations, net	(16,397)	(27,682)

Less: Net loss attributable to non-controlling interests	(1)	(19)

Net loss from discontinued operations attributable to SunCar’s ordinary shareholders	$(16,396)	$(27,663)

F-61

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2021

(In U.S. Dollar thousands, except share and per share data)

4.	SEGMENT INFORMATION

The CODM reviews financial information of operating segments based on internal management report when making decisions about allocating resources and assessing the performance of the Group. As a result of the assessment made by CODM, the Group has two reportable segments for continuing operations, including automotive after-sales service business and insurance intermediation service business. The Group’s CODM evaluates performance based on the operating segment’s revenue and their operating results. The revenue and operating results by segments were as follows:

	Year ended December 31, 2020
	Automotive after-sales service	Insurance intermediation service	Others	Consolidated
Revenues from external customers	$154,238	$84,161	$526	$238,925
Depreciation and amortization	$(1,090)	$(449)	$(74)	$(1,613)
Segment income (loss) before tax	$12,864	$(3,616)	$(874)	$8,374

	Year ended December 31, 2021
	Automotive after-sales service	Insurance intermediation service	Others	Consolidated
Revenues from external customers	$187,880	$56,766	$4,589	$249,235
Depreciation and amortization	$(3,404)	$(578)	$(73)	$(4,055)
Segment income (loss) before tax	$15,891	$(4,256)	$(1,105)	$10,530

The total assets from continuing operations by segments as of December 31, 2020 and 2021 were as follows:

	December 31,
	2020	2021
Segment assets
Automotive after-sales service	$97,631	$153,723
Insurance intermediation service	91,025	49,729
Others	6,717	1,943
Total segment assets from continuing operations	$195,373	$205,395

As the reportable segment for financial leasing qualified for discontinued operation, it is not required to disclose the information in segment reporting required by ASC 280.

F-62

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2021

(In U.S. Dollar thousands, except share and per share data)

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	December 31,
	2020	2021
Accounts receivable	$48,980	$85,637
Allowance for doubtful accounts	-	-
	$48,980	$85,637

The Group recognized no bad debt expense for the years ended December 31, 2020 and 2021.

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	December 31,
	2020	2021

Value-added tax (“VAT”) receivables	$2,514	$3,246
Advances to suppliers	5,070	1,508
Others	1,312	986
	$8,896	$5,740

The Group assessed the collectability is remote and other current assets and recorded $39 and $148 provision for doubtful recoveries of advances to suppliers that the collectability is considered remote for the years ended December 31, 2020 and 2021, respectively.

7.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	December 31,
	2020	2021
Cost
Vehicles	1,014	1,094
Office equipment and furniture	200	201
Electronic equipment	9,086	10,277
Computer software	4,935	5,053
Leasehold improvements	770	825
Others	774	794
Total	16,779	18,244
Less: accumulated depreciation	(3,527)	(7,505)
Property and equipment, net	$13,252	$10,739

Depreciation expense was $1,613 and $4,055 for the years ended December 31, 2020 and 2021, respectively.

During the years ended December 31, 2020 and 2021, the Group recorded no impairment loss of property and equipment.

F-63

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2021

(In U.S. Dollar thousands, except share and per share data)

8.	OTHER NON-CURRENT ASSETS

Other non-current assets, consisted of the following:

	December 31,
	2020	2021

Private clouds in construction	$14,169	$21,893
IT systems in construction	784	1,634
Others	-	858
	$14,953	$24,385

Other non-current assets primarily consisted of externally purchased private clouds under construction and IT systems under internal development, which are construction in progress and were not available for use as of December 31, 2020 and 2021.

9.	BORROWINGS

As of December 31, 2020 and 2021, the bank borrowings were for working capital and capital expenditure purposes. Short-term borrowings consisted of the following:

	Annual Interest Rate	Maturity	December 31,
			2020	2021

China Minsheng Bank Shanghai Jiujiang Branch	3.85%	February, 2022	$1,625	$7,736
Huaxia Bank Shanghai Branch Sales Department	4.75%	July to September, 2022	15,249	15,692
China Merchants Bank Shanghai Damuqiao Branch	5.22%-6.08%	January to April, 2022	3,096	7,783
Bank of Beijing Shanghai Branch	4.46%	March, 2022	-	785
Bank of Communications Shanghai Putuo Branch (i)	4.79%	January to February, 2022	7,663	7,846
Shanghai Rural Commercial Bank Bund Branch(i)	5.40%-5.65%	February to March, 2022	4,904	5,492
Fubon Huayi Bank Shanghai Jing’an Branch	5.60%	January, 2022	2,299	785
China CITIC Bank Shanghai Pudian Branch	4.70%	February, 2021	4,598	-
East West Bank (China) Limited	5.65%	January to March, 2021	1,517	-
Bank of China Shanghai Gonghexin Road Sub-branch (i)(ii)	3.85%-4.57%	March to September, 2022	2,300	3,923
Putuo Branch of Shanghai Pudong Development Bank(i)	4.79%	January to February, 2022	2,299	2,354
Huangpu Branch of Bank of Shanghai(i)(ii)	5.05%	January, 2022	-	2,354
Bank of Dalian Shanghai Jing’an Sub-branch(i)	4.80%	October to November, 2022	-	4,708
Bank of Nanjing North Bund Branch	6.00%	September to October, 2021	3,065	-
Bank of Beijing Shanghai Zhangjiang Sub-branch(i)	5.12%	April, 2022	3,065	3,138
Industrial Bank Shanghai Zhijiang Branch(i)	4.70%	January to February, 2021	1,533	-
Zheshang Bank Shanghai Branch Sales Department(i)	5.80%	October, 2022	7,662	3,138
China Construction Bank Shanghai Jing’an Branch(i)	3.85%	April, 2022	-	1,569
Shanghai Rural Commercial Bank Minhang Branch (ii)	5.25%	February, 2022	-	942
ICBC Xinzha Road Branch	3.85%	March, 2022	-	785
Total			$60,875	$69,030

The interest expenses were $2,311 and $3,476 for the years ended December 31, 2020 and 2021, respectively. The weighted average interest rates of short-term loans outstanding were 3.95% and 4.98% per annum as of December 31, 2020 and 2021, respectively.

(i) The bank borrowings were guaranteed by SUNCAR Online, one of subsidiaries of SunCar.

(ii) The bank borrowings were guaranteed by Shengda Automobile, one of subsidiaries of SunCar.

F-64

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2021

(In U.S. Dollar thousands, except share and per share data)

10.	ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following:

	December 31,
	2020	2021

Technical service fee payable	$2,352	$-
Software fee payable	1,720	-
Payroll payable	1,729	1,046
Subscription amount received for unvested restricted shares	1,609	1,318
Other payable to third party(i)	10,516	523
	$17,926	$2,887

(i) As of December 31, 2020, other payable to third party primarily included payables of $8,874 to Shanghai Lanyue Financial Service Co., Ltd (“Lanyue”), from which the Group borrowed cash to support its urgent financial needs. The payable was interest free, unsecure and could be settled on demand. In 2021, the Group repaid the payables due to Lanyue in full.

11.	CONVERTIBLE PREFERRED SHARES

SunCar completed several rounds of equity financing and issued the following convertible preferred shares during 2010 to 2012. As of December 31, 2021, the following were issued and outstanding: 45,614,646 Series A convertible preferred shares, 27,053,437 limited Series A convertible preferred shares and 121,000,531 Series B convertible preferred shares. There were no changes to the issued and outstanding convertible preferred shares during the years ended December 31, 2020 and 2021. The powers, preferences, rights, restrictions and other matters relating to the Convertible Preferred Shares are as follows:

Dividend Rights

The holders of the Convertible Preferred Shares shall be entitled to receive dividends, out of any assets legally available therefor, at the rate of eight percent (8%) of the applicable Original Issue Price per Share per annum. Such dividends shall be payable when, as and if declared by the Board, and shall not be cumulative.

Conversion Rights

Subject to and in compliance with the Act, the holders of the Convertible Preferred Shares have conversion rights as follows:

(i)	Optional Conversion: Each Convertible Preferred Share shall be convertible, at the option of the holder thereof without payment of additional consideration, at any time after the date of issuance of such Share and before the closing of a Qualified IPO, into such number of fully paid and non-assessable Ordinary Shares as determined by, with respect to each Convertible Preferred Share, dividing the applicable original issue price by the then applicable conversion price, determined as hereinafter provided, in effect at the time of the conversion.
(ii)	Automatic Conversion: Each outstanding Convertible Preferred Share shall automatically be converted into Ordinary Shares at the then applicable effective conversion price upon the closing of a Qualified IPO duly approved by the Board.

The initial conversion ratio for the Convertible Preferred Shares to Ordinary Shares shall be 1:1, and no adjustment in the conversion price of a particular series of Convertible Preferred Shares shall be made in respect of the issuance of additional shares unless the issue price per share for an additional share issued or deemed to be issued by SunCar is less than the applicable conversion price with respect to such series of Convertible Preferred Shares in effect on the date of and immediately prior to such issue.

F-65

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2021

(In U.S. Dollar thousands, except share and per share data)

11.	CONVERTIBLE PREFERRED SHARES – Continued

Voting Rights

Each Convertible Preferred Share holder shall carry a number of votes equal to the number of Ordinary Shares then issuable upon its conversion into ordinary shares at the record date for determination of the shareholders entitled to vote on such matters, or, if no such record date is established, at the date such vote is taken or any written consent of shareholders is solicited. The holders of the Convertible Preferred Shares shall vote together with the holders of the Ordinary Shares, and not as a separate class.

Liquidation Preferences

In the event of any liquidation, dissolution or winding up of SunCar, whether voluntary or involuntary, firstly,

(i)	Before any distribution or payment shall be made to the holders of any Series A Convertible Preferred Shares or the holders of the Ordinary Shares, the holders of Series B Convertible Preferred Shares shall be entitled to receive a per share amount equal to one hundred and thirty percent (130%) of the Series B Original Issue Price, as applicable, plus any declared but unpaid dividends, proportionately adjusted for share splits, share dividends, recapitalizations and the like with respect thereto (the “Series B Preference Amount”).
(ii)	After any distribution or payment is made in full to Series B Investors, but before any distribution or payment shall be made to the holders of any Ordinary Shares, the holders of the Series A Shares would be entitled pro rata to receive in preference to the holders of the Ordinary Shares a per share amount equal to 120% the Series A Original Issue Price (the “Series A Preference Amount”) and any declared but unpaid dividends, proportionately adjusted for share splits, share dividends, recapitalizations and the like.

12.	NON-CONTROLLING INTERESTS

Contribution from non-controlling shareholders

On November 24, 2020, one of SunCar’s subsidiary, Shengda Automobile, entered into Capital Subscription Agreement with a series of institutional investors, including Shenzhen Innovation Investment Group Co. Ltd, Nanjing Hongtu Xinghe Venture Capital Fund (LLP), Jiangsu Hongtu Intelligent Manufacturing Venture Capital Enterprise (LLP), Shanghai Jinshan Hongtu Venture Capital Center (LLP), Gaoyou Hongtu Venture Capital Fund (LLP), Shanghai Heyi Enterprise Management Partnership (Limited partnership) and Shanghai Lianchuang Yongyuan Equity Investment Fund Partnership (Limited Partnership) (collectively “institutional investors”), and a series of individual investors. Pursuant to the agreement, all the institutional investors and individual investors made a total contribution of RMB216,000 (US$33,097) to obtain 8,400,001 shares of Shengda Automobile at a purchase price of RMB25.71 (US$3.94) per share, which accounted for 14.38% for the total equity interest of Shengda Automobile. The difference between the total contribution, and the carrying amount of proportional net assets that noncontrolling shareholders acquired was recorded in additional paid-in capital, which was US$14,432.

Repurchase of noncontrolling interests

Since 2014, one of SunCar’s subsidiary, SUNCAR Online, was listed on the National Equities Exchange and Quotations Co., Ltd., or the NEEQ, and SunCar owns a majority ownership in SUNCAR Online. In 2020, a 100% owned subsidiary of SunCar, Shanghai Shengda Jiarui Automobile Sales Co., Limited (“Shengda Jiarui”, a subsidiary from discontinued operation), acquired 0.39% of ownership of SUNCAR Online from non-controlling shareholders via NEEQ capital market. In 2021, another 100% owned subsidiary of SunCar, Haiyan, acquired 0.99% of ownership of SUNCAR Online from non-controlling shareholders via NEEQ capital market.

F-66

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2021

(In U.S. Dollar thousands, except share and per share data)

12.	NON-CONTROLLING INTERESTS – Continued

Since both Shengda Jiarui and Haiyan were 100% owned by SunCar, the ownership purchase transactions were considered as repurchase of non-controlling interests by SunCar in substance. During the year ended December 31, 2020, as a result of the repurchase of 0.39% non-controlling interest of SUNCAR Online, SunCar derecognized non-controlling interest of $223, and the difference between the purchase price and the carrying amount of proportional net assets that repurchased from noncontrolling shareholders was recorded in additional paid-in capital, which was $867. During the year ended December 31, 2021, as a result of the repurchase of 0.99% non-controlling interest of SUNCAR Online, SunCar derecognized non-controlling interest of $948, and the difference between the purchase price and the carrying amount of the proportional net assets that repurchased from non-controlling shareholders was recorded in additional paid-in capital, which was $236.

Dividend paid to noncontrolling shareholders

On October 26, 2021, SUNCAR Online declared and paid dividend of RMB102,304 (US$15,859), among which RMB42,702 (US$6,620) was paid to non-controlling shareholders of SUNCAR Online. The remaining dividends were paid to Haiyan Trading (Shanghai) Co., Ltd., Shengda Auto Service Group Co., Ltd., Shanghai Lianming Advertising Communication Co., Ltd., and Shanghai Shanda Jiarui Automobile Sales Co., Ltd. (“Shanda Jiarui”, a subsidiary from discontinued operation), which are all 100% owned subsidiaries of the Group, and the payment of the remaining dividends to these subsidiaries has no impact on the consolidated financial statements of the Group.

13.	SHARE-BASED COMPENSATION

Share-based compensation of a subsidiary

On September 9, 2020, the shareholders of Shengda Automobile, a subsidiary of SunCar, approved and adopted the Share Incentive Plan (the “2020 Plan”), under which eligible employees were granted 2,500,000 of restricted ordinary shares of Shanghai Shengda to award eligible employees’ contribution of the expansion of Shengda Automobile, at the price of RMB4.2 per share (“Restricted Shares”).

The restricted ordinary shares are subject to an annual vesting schedule that vests 20% of granted restricted shares over the next five years as the employees are required to provide services for a total of 60 months to earn the award. The employees have made full subscription payment of $1,553 during the year ended December 31, 2020. Upon termination, the unvested restricted shares are forfeited and the prepaid subscription amount for the unvested portion shall be returned to the employees.

These restricted ordinary shares were considered as nonvested shares under the definition of ASC 718-10-20. The fair value of the Shares at the grant date was RMB25.71 (US$3.94) per share, which was determined based on the purchase price of the financial offering of the same securities with external institutional investors (see Note 12 Non-controlling interests). The Group accounts for forfeitures as a reduction of stock-based compensation expense when the forfeiture actually occurs.

SunCar recognizes compensation expenses related to those restricted shares on a straight-line basis over the vesting periods. $520 and $1,668 of compensation expenses were recorded for the years ended December 31, 2020 and 2021.

As of December 31, 2021, the unrecognized compensation expense related to restricted shares amounted to $ 6,113, which will be recognized over a weighted-average period of 3.67 years.

The 2020 Plan was carried out in the way that eligible employees indirectly hold shares of Shanghai Shengda by holding shares of Jingning Shengjing Enterprise Management Partnership (Limited Partnership) (“Shareholding Platform”) as the general partner and limited partner of the Shareholding Platform.

F-67

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2021

(In U.S. Dollar thousands, except share and per share data)

14.	TAXATION

Cayman Islands

Under the current laws of the Cayman Islands, the Group is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, form April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations. China Auto Market was not subject to Hong Kong profit tax for any period presented as it did not have assessable profit during the periods presented.

PRC

Generally, the Group’s subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax (“EIT”) on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”) at a rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. The Group’s subsidiaries, Shengda Automobile and Shanghai Chengle Network Technology Co., Ltd. were approved as a HNTE and is entitled to a reduced income tax rate of 15% beginning November 2018 and renewing the HNTE in December 2021. The certificate is valid for three years.

According to Taxation [2019] No. 13 which was effective from January 1, 2019 to December 31, 2021, an enterprise is recognized as a small-scale and low-profit enterprise when its taxable income is less than RMB3 million. A small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 5% on its taxable income below RMB1 million and another preferential tax rate of 10% on its taxable income between RMB1 million and RMB3 million in 2020. A small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 2.5% on its taxable income below RMB1 million and another preferential tax rate of 10% on its taxable income between RMB1 million and RMB3 million in 2021.

Continuing operations:

The income tax provision consisted of the following components:

	For the years ended December 31,
	2020	2021
Current income tax expenses	$4,028	$2,062
Deferred income tax benefit	(2,276)	(1,124)
Total income tax expense	$1,752	$938

A reconciliation between the Group’s actual provision for income taxes and the provision at the PRC, mainland statutory rate is as follows:

	For the years ended December 31,
	2020	2021
Income before income tax expense	$8,374	$10,530
Computed income tax expense with statutory tax rate	2,093	2,632
Additional deduction for research and development expenses	(386)	(509)
Tax effect of preferred tax rate	(1,255)	(1,389)
Tax effect of favorable tax rates on small-scale and low-profit entities	(52)	(93)
Tax effect of tax relief	(51)	(9)
Tax effect of non-deductible items	27	71
Changes in valuation allowance	1,376	235
Income tax expense	$1,752	$938

F-68

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2021

(In U.S. Dollar thousands, except share and per share data)

14.	TAXATION – Continued

As of December 31, 2020 and 2021, the significant components of the deferred tax assets are summarized below:

	December 31,
	2020	2021
Deferred tax assets:
Temporary difference in accounts receivable recognition	$5,650	$5,794
Temporary difference in research and development costs	4,466	4,211
Net operating loss carried forward	2,524	4,142
Share-based compensation	83	253
Total deferred tax assets	12,723	14,400
Valuation allowance	(2,030)	(2,314)
Deferred tax assets, net of valuation allowance	$10,693	$12,086

Changes in valuation allowance are as follows:

	December 31,
	2020	2021
Balance at the beginning of the year	$574	$2,030
Additions	1,376	233
Foreign currency translation adjustments	80	51
Balance at the end of the year	$2,030	$2,314

As of December 31, 2020 and 2021, the Group had net operating loss carryforwards of approximately $10,132 and $15,830, respectively, which arose from the Group’s subsidiaries in the PRC. As of December 31, 2020 and 2021, deferred tax assets from the net operating loss carryforwards amounted to $2,524 and $4,142, respectively, and the Group has provided a valuation allowance of $2,030 and $2,314 as of December 31, 2020 and 2021, respectively, for which it has concluded that it is more likely than not that these net operating losses would not be utilized in the future.

As of December 31, 2021, net operating loss carryforwards will expire, if unused, in the following amounts:

2022	-
2023	734
2024	2,493
2025	6,175
2026	6,428
Total	15,830

F-69

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2021

(In U.S. Dollar thousands, except share and per share data)

16.	NET (LOSS) INCOME PER SHARE

The following table sets forth the basic and diluted net loss per share computation and provides a reconciliation of the numerator and denominator for the years presented:

	For the year ended December 31,
	2020	2021
Numerator:
Net (loss) income from continuing operations attributable to SunCar’s ordinary shareholders	$3,403	$3,942
Net loss from discontinued operations attributable to SunCar’s ordinary shareholders	(16,396)	(27,663)
Numerator for basic and diluted net income per share calculation	$(12,993)	$(23,721)

Denominator:
Weighted average number of ordinary shares	225,000,000	225,000,000
Incremental weighted average number of ordinary shares from assumed conversion of preferred shares using if-converted method	193,668,614	193,668,614

Net income from continuing operations attributable to SunCar’s ordinary shareholders per ordinary share
—Basic	$0.01	$0.01
—Diluted	$0.01	$0.01

Net loss from discontinued operations attributable to SunCar’s ordinary shareholders per ordinary share
—Basic and diluted	$(0.07)	$(0.12)

Net loss attributable to SunCar’s ordinary shareholders per ordinary share
—Basic and diluted	$(0.06)	$(0.11)

For the years ended December 31, 2020 and 2021, 193,668,614 and 193,668,614 shares issuable upon conversion of convertible preferred shares were excluded from the calculation of diluted net loss per ordinary share from discontinued operations, as their inclusion would have been anti-dilutive for the periods prescribed.

F-70

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2021

(In U.S. Dollar thousands, except share and per share data)

17.	CONCENTRATION RISK

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total revenue.

	For the years ended December 31,
	2020	2021
Percentage of the Group’s total revenue
Customer A	26%	*
Customer B	*	15%

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable:

	As of December 31,
	2020	2021
Percentage of the Group’s accounts receivable
Customer B	*	23%
Customer C	18%	*
Customer D	*	13%
Customer E	*	10%

The following table sets forth a summary of each supplier who represent 10% or more of the Group’s total purchase:

	For the years ended December 31,
	2020	2021
Percentage of the Group’s total purchase
Supplier A	10%	*
Supplier B	*	12%
Supplier C	*	11%

*represent percentage less than 10%

F-71

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2021

(In U.S. Dollar thousands, except share and per share data)

18.	COMMITMENTS AND CONTINGENCIES

Lease Commitments

The total future minimum lease payments under the non-cancellable operating lease with respect to the office as of December 31, 2021 are payable as follows:

Lease Commitment
Within 1 year	$858
1-3 years	257
Total	$1,115

Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of December 31,2021 and through the issuance date of these consolidated financial statements.

Capital commitments

The Group’s capital commitments primarily relate to commitments on purchase of private cloud. Total capital commitment contracted but not yet reflected in the consolidated financial statements as of December 31, 2021 was $15,386, which was expected to be paid within 1 year.

19.	SUBSEQUENT EVENTS

Disposal of Shengda Group

On March 1, 2022, the Group entered into a share purchase agreement (the “SPA”) with Jiachen Information Technology (Shanghai) Co., Ltd., an affiliate of Mr. Ye Zaichang, the Group’s Chairman of the Board of Directors to transferred the total equity of Shengda Group with the consideration of RMB 1 (as the disposed entities are in a net liability position as of the disposal date). Besides, on March 1, 2022, China Auto Market Group Limited., subsidiary of the Group, transferred its 25% equity interest of Shanghai Financial Leasing and Shenglian Finance Leasing (Tianjin) Co., Ltd, subsidiaries of Shengda Group, to a related party YSY GROUP LIMITED (“YSY”), an affiliate of Mr. Ye Zaichang, the Group’s Chairman of the Board of Directors, with the consideration of RMB 1.

As a result of the transfer of equity interest of SUNCAR Online from Shengda Group to Shanghai Feiyou at a transfer price of RMB 281,780 ($44,217) (see Note 3 Discontinued Operations), the Group has in debt owed to Shengda Group(which was ultimately controlled by Mr. Ye) RMB281,780 (US$44,217). Pursuant to the SPA, the Group agreed to repay the debt owed to Shengda Group by full before June 1, 2023.

The agreements have been approved by an independent committee of the Group’s Board of Directors and the disposal transaction was completed as of March 1, 2022.

Business Combination Agreement

On May 23, 2022, SunCar entered into a Business Combination Agreement among (i) Goldenbridge Acquisition Limited, a British Virgin Islands business company (“Goldenbridge”), (ii) SunCar Technology Group Inc., a Cayman Islands exempted company and wholly owned subsidiary of Goldenbridge (the “PubCo”), and (iv) SunCar Technology Global Inc., a Cayman Islands exempted company and wholly owned subsidiary of the PubCo (the “Merger Sub”).

Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, at the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), (a) Goldenbridge will reincorporate in the Cayman Islands by merging with and into PubCo, with PubCo remaining as the surviving publicly traded entity (the “Reincorporation Merger”); and (b) one business day after the Reincorporation Merger, the Merger Sub will merge with and into SunCar, resulting in SunCar being a wholly-owned subsidiary of PubCo (the “Acquisition Merger”).

The aggregate consideration for the Acquisition Merger is $800,000,000, payable in the form of 80,000,000 newly issued PubCo Ordinary Shares (the “Closing Payment Shares”) valued at $10.00 per share to SunCar and its shareholders. The outstanding shares of SunCar would be converted into the right to receive shares of PubCo.

The Group has evaluated subsequent events through the date of issuance of the consolidated financial statements, and did not identify any other subsequent events with material financial impact on the Group’s consolidated financial statements.

F-72

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2021

(In U.S. Dollar thousands, except share and per share data)

20.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

SunCar performed a test on the restricted net assets of consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the Group is required to disclose the financial statements for the parent Company.

CONDENSED PARENT COMPANY BALANCE SHEETS

	As of December 31,
	2020	2021
ASSETS
Investment in subsidiaries	$2,979	$-
Total assets	2,979	-

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deficit in investment in subsidiaries	-	21,436
Total liabilities	-	21,436

Shareholders’ equity
Ordinary shares (par value of US$0.00005 per share; 225,000,000 shares authorized as of December 31, 2020 and 2021; 225,000,000 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	11	11
Convertible Preferred shares (par value US$0.00005; 45,614,646 Series A preferred shares, 27,053,437 limited Series A preferred shares and 121,000,531 Series B preferred shares authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)	10	10
Additional paid in capital	75,484	75,091
Accumulated deficit	(72,526)	(96,548)
Total shareholders’ deficit	2,979	(21,436)
TOTAL LIABILITIES AND DEFICIT	$2,979	$-

CONDENSED PARENT COMPANY STATEMENTS OF OPERATIONS

	For the years ended December 31,
	2020	2021
Operating loss:
Share of loss of subsidiaries	$(12,993)	$(23,721)

Loss before income tax expense	(12,993)	(23,721)
Income tax expense	-	-
Net loss	$(12,993)	$(23,721)

CONDENSED PARENT COMPANY STATEMENTS OF CASH FLOW

For the years ended December 31,
	2020	2021
Cash flows from operating activities	$-	$-
Cash flows from investing activities	-	-
Cash flows from financing activities	-	-
Net increase in cash and restricted cash	-	-
Cash and restricted cash, at beginning of year	-	-
Cash and restricted cash, at end of year	$-	$-

F-73

Annex A

AGREEMENT AND PLAN OF MERGER

dated

May 23, 2022

by and among

Auto Services Group Limited, a Cayman Islands exempted company (the “Company”),

Certain shareholders of the Company (the “Principal Shareholders”),

Ye Zaichang (叶再长) (“Principal Shareholders’ Representative”),

Goldenbridge Acquisition Limited, a British Virgin Islands business company (the “Parent”),

SunCar Technology Group Inc., a Cayman Islands exempted company (the “Purchaser”), and

SunCar Technology Global Inc., a Cayman Islands exempted company (the “Merger Sub”).

Annex A-i

5.9	Subsidiaries	21
5.10	Consents	22
5.11	Financial Statements	22
5.12	Books and Records	23
5.13	Absence of Certain Changes	24
5.14	Properties; Title to the Company Group’s Assets	26
5.15	Litigation	26
5.16	Contracts	26
5.17	Licenses and Permits	28
5.18	Compliance with Laws	29
5.19	Intellectual Property	29
5.20	Customers and Suppliers	30
5.21	Accounts Receivable and Payable; Loans	30
5.22	Pre-payments	31
5.23	Employees	31
5.24	Employment Matters	31
5.25	Withholding	32
5.26	Real Property	32
5.27	Accounts	33
5.28	Tax Matters	33
5.29	Environmental Laws	33
5.30	Finders’ Fees	34
5.31	Powers of Attorney and Suretyships	34
5.32	Directors and Officers	34
5.33	Other Information	34
5.34	Certain Business Practices	34
5.35	Money Laundering Laws	34
5.36	Not an Investment Company	34

ARTICLE VI REPRESENTATIONS AND WARRANTIES OF PURCHASER PARTIES		35

6.1	Corporate Existence and Power	35
6.2	Corporate Authorization	35
6.3	Governmental Authorization	35
6.4	Non-Contravention	35
6.5	Finders’ Fees	35
6.6	Issuance of Shares	36
6.7	Capitalization	36
6.8	Information Supplied	37
6.9	Trust Fund	38
6.10	Listing	38
6.11	Board Approval	38
6.12	Parent SEC Documents and Financial Statements	38
6.13	Litigation	39
6.14	Compliance with Laws	39
6.15	Money Laundering Laws	39

Annex A-ii

6.16	OFAC	39
6.17	Not an Investment Company	40
6.18	Tax Matters.	40
6.19	Contracts	40
6.20	No Alternative Transactions	40

ARTICLE VII COVENANTS OF THE COMPANY GROUP AND THE PURCHASER PARTIES PENDING CLOSING		41

7.1	Conduct of the Business	41
7.2	Access to Information	43
7.3	Notices of Certain Events	44
7.4	SEC Filings	44
7.5	Financial Information	45
7.6	Trust Account	45
7.7	Directors’ and Officers’ Indemnification and Insurance	46

ARTICLE VIII COVENANTS OF THE COMPANY GROUP		47

8.1	Reporting and Compliance with Laws	47
8.2	Reasonable Best Efforts to Obtain Consents	47
8.3	Annual and Interim Financial Statements	47
8.4	Key Employees of the Company	47
8.5	Sale of Insider Shares.	47
8.6	Company Shareholders Lock-Up Agreement	47
8.7	Settlement of the Purchaser Parties’ Transaction Costs.	47

ARTICLE IX COVENANTS OF ALL PARTIES HERETO		48

9.1	Reasonable Best Efforts; Further Assurances	48
9.2	Tax Matters	48
9.3	Compliance with SPAC Agreements	48
9.4	Registration Statement	49
9.5	Registration Rights of the Shareholders.	50
9.6	Confidentiality.	51
9.7	Regulatory Compliance.	51
9.8	Registration Rights of the Initial Shareholders.	51

ARTICLE X CONDITIONS TO CLOSING		52

10.1	Conditions to the Obligations of Each Party to Effect the Merger	52
10.2	Additional Conditions to Obligations of the Purchaser Parties	53
10.3	Additional Conditions to Obligations of the Company	54

ARTICLE XI INDEMNIFICATION		55

11.1	Indemnification of the Purchaser	55

Annex A-iii

11.2	Procedure	55
11.3	Escrow of Escrow Shares by Shareholders	57
11.4	Payment of Indemnification	57
11.5	Insurance	57
11.6	Survival of Indemnification Rights	57
11.7	Sole and Exclusive Remedy	57

ARTICLE XII DISPUTE RESOLUTION		58

12.1	Arbitration	58
12.2	Waiver of Jury Trial; Exemplary Damages	59

ARTICLE XIII TERMINATION		60

13.1	[Intentionally Omitted]	60
13.2	Termination Upon Default	60
13.3	Survival	60

ARTICLE XIV MISCELLANEOUS		61

14.1	Notices	61
14.2	Amendments; No Waivers; Remedies	62
14.3	Arm’s Length Bargaining; No Presumption Against Drafter	62
14.4	Publicity	62
14.5	Expenses	63
14.6	No Assignment or Delegation	63
14.7	Governing Law	63
14.8	Counterparts; Facsimile Signatures	63
14.9	Entire Agreement	63
14.10	Severability	63
14.11	Construction of Certain Terms and References; Captions	64
14.12	Further Assurances	64
14.13	Third Party Beneficiaries	64
14.14	Waiver	65
14.15	Principal Shareholders’ Representative	65

EXHIBIT A	Form of Escrow Agreement
EXHIBIT B	Form of Proposed Amended and Restated Memorandum and Articles of Association of Reincorporation Surviving Corporation
EXHIBIT C	Form of Company Shareholders Lock-up Agreement
EXHIBIT D	Insider Share Purchase Agreement
SCHEDULE I	Company Disclosure Letter
SCHEDULE II	Parent Disclosure Letter

Annex A-iv

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (the “Agreement”), dated as of May 23, 2022 (the “Signing Date”), by and among Auto Services Group Limited, a Cayman Islands exempted company (the “Company”), Automobile Services Group Limited, a British Virgin Islands business company, YSY Group Limited, a British Virgin Islands business company (each, a “Principal Shareholder” and collectively the “Principal Shareholders”), Ye Zaichang (叶再长), an individual, as the representative of the Principal Shareholders (the “Principal Shareholders’ Representative”), Goldenbridge Acquisition Limited, a British Virgin Islands business company (the “Parent”), SunCar Technology Group Inc., a Cayman Islands exempted company and wholly-owned subsidiary of the Parent (the “Purchaser”), and SunCar Technology Global Inc., a Cayman Islands exempted company and wholly-owned subsidiary of the Purchaser (the “Merger Sub”).

W I T N E S E T H :

A. The Company, through its wholly owned subsidiaries, is in the business of providing integrated automobile services and insurance agency services in the People’s Republic of China (the “Business”);

B. The Company is a holding company for China Auto Services Group Limited, a private company duly incorporated and validly existing under the Laws of the Cayman Islands, and it in turn owns 100% of the issued and outstanding equity interest in China Auto Market Group Limited, which is a private company duly incorporated and validly existing under the Laws of Hong Kong (the “HK Subsidiary”);

C. HK Subsidiary directly owns 100% of the issued and outstanding equity interest in Haiyan Trading (Shanghai) Co., Ltd. (海岩贸易（上海）有限公司) (the “Haiyan Trading”);

D. Haiyan Trading directly owns 100% of the issued and outstanding equity interest in Shanghai Feiyou Trading Co., Ltd. (上海菲优贸易有限公司) (the “Feiyou Trading”);

E. Feiyou Trading directly owns 55.3403% of the issued and outstanding equity interest in Sun Car Online Insurance Agency Co., Ltd. (盛世大联在线保险代理股份有限公司), a People’s Republic of China company limited by shares listed on the National Equities Exchange and Quotations (“NEEQ”) in China (the “SUNCAR Online”) and directly owns a few other operating companies under the laws of the People’s Republic of China (“PRC”);

F. Parent is a blank check company formed for the sole purpose of entering into a share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities;

Annex A-1

G.  The Purchaser is a wholly-owned subsidiary of Parent and was formed for the sole purpose of the merger of Parent with and into Purchaser, in which Purchaser will be the Reincorporation Surviving Corporation (as defined below) (the “Reincorporation Merger”);

H. One Business Day after the Reincorporation Effective Time (as defined below), the parties hereto desire that the Merger Sub shall merge with and into the Company, upon the terms and subject to the conditions set forth herein and in accordance with the applicable provisions of the Cayman Islands Companies Act (2021 Revision) (the “Cayman Law”) (the “Acquisition Merger”);

I.  For United States federal income tax purposes, the parties intend that each of the Reincorporation Merger and the Acquisition Merger will qualify as a “reorganization” within the meaning of Section 368 of the Code, and the Treasury Regulations promulgated thereunder, and that this Agreement be, and hereby is, adopted as a “plan of reorganization” for purposes of Section 368 of the Code and Treasury Regulations Section 1.368-2(g) and 1.368-3(a).

J. Prior to the execution and delivery of this Agreement by the parties hereto, holders of approximately 87.86% of the Company’s Ordinary Shares have entered into support agreements, pursuant to which each such holder agrees to vote in favor of the transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the parties accordingly agree as follows:

ARTICLE I
DEFINITIONS

The following terms, as used herein, have the following meanings:

1.1  “Action” means any legal action, suit, claim, investigation, hearing or proceeding, including any audit, claim or assessment for Taxes or otherwise.

1.2  “Additional Agreements” means the Escrow Agreement, Lock-up Agreements and Insider Share Purchase Agreement, Shareholders Registration Rights Agreement and Initial Shareholders Registration Rights Agreement.

1.3 “Advisory Fees” means the compensation being paid to Maxim as agreed pursuant to an agreement between Maxim and the Parent on March 17, 2021.

1.4  “Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person. For avoidance of any doubt, (a) with respect to all periods prior to the Closing and subsequent to the Closing, each Principal Shareholder is an Affiliate of the Company, and (b) with respect to all periods subsequent to the Closing, Purchaser is an Affiliate of the Company.

Annex A-2

1.5  “Authority” means any governmental, regulatory or administrative body, agency or authority, any court or judicial authority, any arbitrator, any relevant stock exchange, or any public, private or industry regulatory authority, whether international, national, Federal, state, or local.

1.6  “Books and Records” means all books and records, ledgers, employee records, customer lists, files, correspondence, and other records of every kind (whether written, electronic, or otherwise embodied) owned or used by a Person or in which a Person’s assets, the business or its transactions are otherwise reflected, other than stock books and minute books.

1.7  “Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, the Cayman Islands, British Virgin Islands or PRC are authorized to close for business.

1.8 “Closing Payment Shares” means such number of Purchaser Ordinary Shares equal to $800,000,000, divided by $10.00, less the number of Purchaser Class A Ordinary Shares issuable pursuant to Assumed Options.

1.9  “Code” means the Internal Revenue Code of 1986, as amended.

1.10  “Company Options” means the options to purchase Company Shares that were granted pursuant to the Company Plan.

1.11 “Company Plan” means Share Incentive Plan of Auto Services Group Limited, as amended from time to time.

1.12  “Company Shares” means the ordinary shares, par value $0.0001 per share, of the Company.

1.13  “Company Share Rights” means all options, warrants, rights, or other securities (including debt instruments) to purchase, convert or exchange into Company Shares.

1.14  “Contracts” means the Leases and all contracts, agreements, leases (including equipment leases, car leases and capital leases), licenses, commitments, client contracts, statements of work (SOWs), sales and purchase orders and similar instruments, oral or written, to which the Company and/or any of its Subsidiary is a party or by which any of its respective assets are bound, including any entered into by the Company and/or any of its Subsidiary in compliance with Section 7.1 after the Signing Date and prior to the Closing.

1.15  “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise; and the terms “Controlled” and “Controlling” shall have the meaning correlative to the foregoing.

1.16  “Demand Notice” has the meaning set forth in Section 9.5(a) hereof.

1.17  “Deferred Underwriting Amount” means the portion of the underwriting discounts and commissions held in the Trust Account, which the underwriters of the IPO are entitled to receive upon the Closing in accordance with the Investment Management Trust Agreement.

Annex A-3

1.18  “Environmental Laws” means all applicable Laws that prohibit, regulate or control any Hazardous Material or any Hazardous Material Activity, including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Resource Recovery and Conservation Act of 1976, the Federal Water Pollution Control Act, the Clean Air Act, the Hazardous Materials Transportation Act and the Clean Water Act.

1.19 “Escrow Agreement” means the agreement in the form attached as Exhibit A hereto among the Principal Shareholders’ Representative, the Escrow Agent, and the Purchaser with respect to the Escrow Shares to be deducted from the Principal Shareholders.

1.20  “Escrow Agent” means Loeb & Loeb LLP.

1.21  “Escrow Shares” means Purchaser Ordinary Shares representing 1,000,000 shares of the Closing Payment Shares.

1.22  “Exchange Act” means the Securities Exchange Act of 1934, as amended.

1.23 “Exchange Ratio” means 80,000,000 divided by the total number of Company Shares issued and outstanding immediately prior to the Effective Time (including any Company Shares issuable pursuant to Company Options).

1.24 “Fraud Claim” means any claim based solely upon fraud, willful misconduct or intentional misrepresentation as determined by a final court order or judgment by a court of competent jurisdiction, to which all rights of appeal have either lapsed or been exhausted it being understood that a breach of warranty or a covenant shall not, by itself, be deemed to be fraud.

1.25  “Hazardous Material” means any material, emission, chemical, substance or waste that has been designated by any governmental Authority to be radioactive, toxic, hazardous, a pollutant or a contaminant.

1.26  “Hazardous Material Activity” shall mean the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, remediation, release, exposure of others to, sale, labeling, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, or product manufactured with ozone depleting substances, including, any required labeling, payment of waste fees or charges (including so-called e-waste fees) and compliance with any recycling, product take-back or product content requirements.

1.27  “IPO” means the initial public offering of Parent pursuant to a prospectus dated March 1, 2021.

1.28  “Indebtedness” means with respect to any Person, (a) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind (including amounts by reason of overdrafts and amounts owed by reason of letter of credit reimbursement agreements) including with respect thereto, all interests, fees and costs and prepayment and other penalties, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person, (d) all obligations of such Person issued or assumed as the deferred purchase price of property or services (other than accounts payable to creditors for goods and services incurred in the ordinary course of business), (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any lien or security interest on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (f) all obligations of such Person under leases required to be accounted for as capital leases under U.S. GAAP (as defined below), (g) all guarantees by such Person and (h) any agreement to incur any of the same.

Annex A-4

1.29  “Initial Shareholders” means all of the Parent’s shareholders immediately prior to March 1, 2021, including all of its officers and directors to the extent they hold such share.

1.30  “Intellectual Property Right” means any trademark, service mark, registration thereof or application for registration therefor, trade name, license, domain names, invention, patent, patent application, trade secret, trade dress, know-how, copyright, copyrightable materials, copyright registration, application for copyright registration, software programs, data bases, u.r.l.s., and any other type of proprietary intellectual property right, and all embodiments and fixations thereof and related documentation, registrations and franchises and all additions, improvements and accessions thereto, and with respect to each of the forgoing items in this definition, which is owned or licensed or filed by the Company, or used or held for use in the Business, whether registered or unregistered or domestic or foreign.

1.31  “Inventory” has the meaning set forth in the UCC.

1.32  “Investment Management Trust Agreement” means the investment management trust agreement made as of March 1, 2021 by and between the Parent and Continental.

1.33  “Law” means any domestic or foreign, federal, state, municipality or local law, statute, ordinance, code, principle of common law, act, treaty or order of general applicability of any applicable Authority, including rule or regulation promulgated thereunder.

1.34  “Leases” means the leases set forth on Schedule 1.34 attached hereto, together with all fixtures and improvements erected on the premises leased thereby.

1.35  “Liabilities” means any and all liabilities, Indebtedness, claims, or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured and whether due or to become due), including Tax Liabilities due or to become due.

1.36  “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, and any conditional sale or voting agreement or proxy, including any agreement to give any of the foregoing.

1.37  “Company Shareholders Lock-up Agreement” means the agreements in the forms attached as Exhibit C or agreement(s) substantially equivalent thereto mutually agreed by the Purchaser Parties and the Company, dated as of the Closing Date hereof entered into by and between the persons listed on Schedule 1.37 and the Purchaser.

Annex A-5

1.38 “Material Adverse Effect” or “Material Adverse Change” means a material adverse change or a material adverse effect upon on the assets, liabilities, condition (financial or otherwise), prospects, net worth, management, earnings, cash flows, business, operations or properties of the Company and the Business, taken as a whole, whether or not arising from transactions in the ordinary course of business, which would prevent the Company from operating its Business in the same manner as on the date of this Agreement and on the Closing Date, provided, however, that “Material Adverse Effect” or “Material Adverse Change” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Company operates; (iii) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (iv) acts of war (whether or not declared), armed hostilities or terrorism, and any pandemic, epidemics or human health crises, including COVID-19; (v) any action required or permitted by this Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of the Purchaser Parties; (vi) any matter of which Parent is aware on the date hereof; (vii) any changes in applicable Laws or accounting rules (including U.S. GAAP) or the enforcement, implementation or interpretation thereof; (viii) the announcement, pendency or completion of the transactions contemplated by this Agreement, including losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with the Company; (ix) any natural or man-made disaster or acts of God; or (x) any failure by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded).

1.39  “Maxim” means Maxim Group LLC and/or its designees.

1.40  “Order” means any decree, order, judgment, writ, award, injunction, rule or consent of or by an Authority.

1.41  “Organizational Documents” means, with respect to any Person, its certificate of incorporation and bylaws, memorandum and articles of association or similar organizational documents, in each case, as amended.

1.42  “Parent Ordinary Shares” means the ordinary shares with no par value of Parent.

1.43  “Parent Right” means the issued and outstanding rights of Parent, each such right convertible into one-tenth (1/10) of one Parent Ordinary Share at the closing of a business combination.

1.44  “Parent Securities” means the Parent Ordinary Shares, Parent Rights, Parent Units, Parent Warrants and Parent UPO, collectively.

1.45  “Parent Unit” means each outstanding unit consisting of one Parent Ordinary Share, one Parent Warrant and one Parent Right.

1.46  “Parent UPO” means the option issued to Maxim to purchase certain Parent Units pursuant to the terms of the Unit Purchase Option dated March 4, 2021 between Parent and Maxim (“UPO Agreement”).

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1.47  “Parent Warrant” means a warrant to purchase one-half of one Parent Ordinary Share at a price of $11.50 per whole Parent Ordinary Share.

1.48  “Permitted Liens” means (i) all defects, exceptions, restrictions, easements, rights of way and encumbrances disclosed in policies of title insurance which have been made available to the Purchaser Parties; (ii) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for amounts (A) that are not delinquent, (B) that are not material to the business, operations and financial condition of the Company Group so encumbered, either individually or in the aggregate, (C) that not resulting from a breach, default or violation by the Company Group of any Contract or Law, and (D) the Liens set forth on Schedule 1.47; and (iii) liens for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings (and for which adequate accruals or reserves have been established in accordance to U.S. GAAP).

1.49  “Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

1.50  “Pre-Closing Period” means any period that ends on or before the Closing Date or with respect to a period that includes but does not end on the Closing Date, the portion of such period through and including the day of the Closing.

1.51  “Purchaser Class A Ordinary Shares” means the class A ordinary shares, par value $0.0001 per share, of Purchaser, each being entitled to one (1) vote, along with any equity securities paid as dividends or distributions after the Closing with respect to such shares or into which such shares are exchanged or converted after the Closing.

1.52  “Purchaser Class B Ordinary Shares” means the class B ordinary shares, par value $0.0001 per share, of Purchaser, each being entitled to 10 votes, along with any equity securities paid as dividends or distributions after the Closing with respect to such shares or into which such shares are exchanged or converted after the Closing.

1.53  “Purchaser Ordinary Shares” means Purchaser Class B Ordinary Shares and Purchaser Class A Ordinary Shares.

1.54  “Purchaser Parties” means Parent, the Purchaser and the Merger Sub.

1.55  “Purchaser Rights” means the rights of Purchaser, each such right convertible into one-tenth (1/10) of a Purchaser Class A Ordinary Share.

1.56  “Purchaser Securities” means the Purchaser Ordinary Share, Purchaser Rights, Purchaser Warrants and Purchaser UPO, collectively.

1.57  “Purchaser UPO” means the option issued to Maxim upon conversion of the Parent UPO, exercisable pursuant to the terms of the UPO Agreement.

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1.58  “Purchaser Warrants” means the right to purchase one-half of one Purchaser Class A Ordinary Share at a price of $11.50 per whole share.

1.59  “Parent Financial Statements” means, collectively, the financial statements and notes contained or incorporated by reference in the Parent SEC Documents and the Additional Parent SEC Documents.

1.60 “Real Property” means, collectively, all real properties and interests therein (including the right to use), together with all buildings, fixtures, trade fixtures, plant and other improvements located thereon or attached thereto; all rights arising out of use thereof (including air, water, oil and mineral rights); and all subleases, franchises, licenses, permits, easements and rights-of-way which are appurtenant thereto.

1.61 “Registrable Shares” has the meaning set forth in Section 9.6(a) hereof.

1.62 “Registration Rights Agreement” means the agreement in the form attached as Exhibit G hereto among the Shareholders and the Purchaser with respect to the registration rights of the Closing Payment Shares.

1.63 “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

1.64 “SEC” means the Securities and Exchange Commission.

1.65 “Securities Act” means the Securities Act of 1933, as amended.

1.66 “Shareholders” means the shareholders of the Company.

1.67 “Subsidiary” or “Subsidiaries” means one or more entities of which at least fifty percent (50%) of the capital stock or share capital or other equity or voting securities are Controlled or owned, directly or indirectly, by the respective Person.

1.68 “Tangible Personal Property” means all tangible personal property and interests therein, including machinery, computers and accessories, furniture, office equipment, communications equipment, automobiles, trucks, forklifts and other vehicles owned or leased by the Company and other tangible property, including the items listed on Schedule 5.14.

1.69 “Tax(es)” means any federal, state, local or foreign tax, charge, fee, levy, custom, duty, deficiency, or other assessment of any kind or nature imposed by any Taxing Authority (including any income (net or gross), gross receipts, profits, windfall profit, sales, use, goods and services, ad valorem, franchise, license, withholding, employment, social security, workers compensation, unemployment compensation, employment, payroll, transfer, excise, import, real property, personal property, intangible property, occupancy, recording, minimum, alternative minimum, environmental or estimated tax), including any liability therefor as a transferee or successor, as a result of Treasury Regulation Section 1.1502-6 or similar provision of applicable Law or as a result of any Tax sharing, indemnification or similar agreement, together with any interest, penalty, additions to tax or additional amount imposed with respect thereto.

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1.70 “Taxing Authority” means the Internal Revenue Service and any other Authority responsible for the collection, assessment or imposition of any Tax or the administration of any Law relating to any Tax.

1.71 “Tax Return” means any return, information return, declaration, claim for refund or credit, report or any similar statement, and any amendment thereto, including any attached schedule and supporting information, whether on a separate, consolidated, combined, unitary or other basis, that is filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or payment of a Tax or the administration of any Law relating to any Tax.

1.72 “Transaction Costs” means (i) all the legal and audit fees, costs and expenses incurred in connection with the Reincorporation Merger and the Acquisition Merger prior to and through the Closing by the Purchaser Parties, (ii) all the fees, costs and expenses relating to the valuation of the Company’s business, financial projection and the purchase price in connection with the Reincorporation Merger and the Acquisition Merger; and (iii) any fees necessary to extend the time required for the Purchaser to extend its life in accordance with the prospectus filed by Parent on March 1, 2021 (the “Extension Fees”).

1.73 “UCC” means the Uniform Commercial Code of the State of New York, or any corresponding or succeeding provisions of Laws of the State of New York, or any corresponding or succeeding provisions of Laws, in each case as the same may have been and hereafter may be adopted, supplemented, modified, amended, restated or replaced from time to time.

1.74 “U.S. GAAP” means U.S. generally accepted accounting principles, consistently applied.

1.75 “$” means U.S. dollars, the legal currency of the United States.

ARTICLE II
REINCORPORATION MERGER

2.1  Reincorporation Merger. At the Reincorporation Effective Time (as defined in Section 2.2), and subject to and upon the terms and conditions of this Agreement, and in accordance with the applicable provisions of the laws of the British Virgin Islands (the “BVI Law”) and Cayman Law, respectively, the Parent shall be merged with and into the Purchaser, the separate corporate existence of Parent shall cease and Purchaser shall continue as the surviving corporation. Purchaser as the surviving corporation after the Reincorporation Merger is hereinafter referred to, after the Reincorporation Effective Time, as the “Purchaser” or “Reincorporation Surviving Corporation.”

2.2  Reincorporation Effective Time. Following the satisfaction or waiver (by the applicable party) of the closing conditions set forth in Section 10 (except for Section 10.1(c) and such conditions to be performed at Closing), the Parent hereto shall cause the Reincorporation Merger to be consummated one Business Day before the Closing Date by filing the plan of merger (“Plan of Reincorporation Merger”) (and other documents required by BVI Law and Cayman Law) with the Registrar of Corporate Affairs in the British Virgin Islands and the Registrar of Companies in the Cayman Islands, in accordance with the relevant provisions of BVI Law and Cayman Law (the time of such filings, or such later time as specified in the Plan of Reincorporation Merger, being the “Reincorporation Effective Time”).

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2.3  Effect of the Reincorporation Merger. At the Reincorporation Effective Time, the effect of the Reincorporation Merger shall be as provided in this Agreement, the Plan of Reincorporation Merger and the applicable provisions of BVI Law and Cayman Law. Without limiting the generality of the foregoing, and subject thereto, at the Reincorporation Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Parent shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Reincorporation Surviving Corporation, which shall include the assumption by the Reincorporation Surviving Corporation of any and all agreements, covenants, duties and obligations of the Parent set forth in this Agreement to be performed after the Reincorporation Effective Time, and all securities of the Reincorporation Surviving Corporation issued and outstanding as a result of the conversion under Sections 2.6(a) through (e) hereof shall be listed on the public trading market on which the Parent Units may be trading at such time.

2.4 Memorandum and Articles of Association. Effective at the Reincorporation Effective Time, the memorandum and articles of association of the Reincorporation Surviving Corporation shall be amended and restated in its entirety in the form of Exhibit B attached hereto and shall be thereafter amended in accordance with their terms, the Organizational Documents of the Reincorporation Surviving Corporation and as provided by Law.

2.5 Directors and Officers of the Reincorporation Surviving Corporation. Except as otherwise agreed in writing by the Company and Parent prior to the Reincorporation Effective Time, the Parties shall take all necessary action so that (a) immediately after the Reincorporation Effective Time, the board of directors of the Reincorporation Surviving Corporation shall consist of five (5) directors, among which one (1) independent director shall be appointed by Cross Wealth Investment Holding Limited and four (4) directors appointed by the Shareholders, (b) the persons listed in Schedule 2.5 are elected to the positions of officers and directors of Reincorporation Surviving Corporation, as set forth therein, to serve in such positions effective immediately after the Reincorporation Effective Time, and (c) at least a majority of the directors of the Reincorporation Surviving Corporation shall qualify as independent directors under the Securities Act and the Nasdaq rules. If any Person listed in Schedule 2.5 is unable to serve, the Party appointing such Person shall designate a successor.

2.6  Effect on Issued Securities of Parent.

(a)  Conversion of Parent Ordinary Shares.

(i)  At the Reincorporation Effective Time, every Parent Ordinary Share (other than Parent Excluded Shares) issued and outstanding immediately prior to the Reincorporation Effective Time shall be converted automatically into one Purchaser Class A Ordinary Share. At the Reincorporation Effective Time, all Parent Ordinary Shares shall cease to be outstanding and shall automatically be converted or canceled (as the case may be) and shall cease to exist. The holders of certificates previously evidencing Parent Ordinary Shares outstanding immediately prior to the Reincorporation Effective Time shall cease to have any rights with respect to such Parent Ordinary Shares, except as provided herein or by Law. Each certificate previously evidencing Parent Ordinary Shares (other than the Parent Excluded Shares) shall be exchanged for a certificate representing the same number of Purchaser Class A Ordinary Shares upon the surrender of such certificate in accordance with Section 2.7.

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(ii)  Each certificate formerly representing Parent Ordinary Shares (other than the Parent Excluded Shares) shall thereafter represent only the right to receive the same number of Purchaser Class A Ordinary Shares.

(b)  Parent Units. Immediately prior to the Reincorporation Effective Time, every issued and outstanding Parent Unit shall separate into each’s individual components of one Parent Ordinary Share, one Parent Warrant and one Parent Right, and all Parent Units shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist. Each individually separated component shall, at the Reincorporation Effective Time, be converted into One Purchaser Class A Ordinary Share, one Purchaser Warrant and/or one Purchaser Right, as the case may be, in accordance with Section 2.6(a), Section 2.6(c) and Section 2.6(e) respectively. The holders of certificates previously evidencing Parent Units outstanding immediately prior to the Reincorporation Effective Time shall cease to have any rights with respect to such Parent Units, except as provided herein or by Law.

(c)  Parent Rights. At the Reincorporation Effective Time, every issued and outstanding Parent Right immediately prior to the Reincorporation Effective Time shall be converted automatically into one Purchaser Right. At the Reincorporation Effective Time, all Parent Rights shall cease to be outstanding and shall automatically be converted and shall cease to exist. The holders of certificates previously evidencing Parent Rights outstanding immediately prior to the Reincorporation Effective Time shall cease to have any rights with respect to such Parent Rights, except as provided herein or by Law. At the Closing, all Purchaser Rights shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist. The holders of Purchaser Rights instead will receive one-tenth (1/10) of one Purchaser Class A Ordinary Share in exchange for the cancellation of each Purchaser Right; provided that no fractional shares will be issued and all fractional shares will be rounded down to the nearest whole share.

(d)  Parent UPO. At the Reincorporation Effective Time, every issued and outstanding Parent UPO shall be converted automatically into one Purchaser UPO. At the Reincorporation Effective Time, all Parent UPOs shall cease to be outstanding and shall automatically be converted and shall cease to exist. Each of the Purchaser UPOs shall have, and be subject to, the same terms and conditions set forth in the UPO Agreement governing the Parent UPOs that are outstanding immediately prior to the Reincorporation Effective Time. At or prior to the Reincorporation Effective Time, the Purchaser shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Purchaser UPOs remain outstanding, a sufficient number of Purchaser Securities for delivery upon the exercise of such Purchaser UPOs.

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(e)  Parent Warrants. At the Reincorporation Effective Time, every issued and outstanding Parent Warrant immediately prior to the Reincorporation Effective Time shall be converted automatically into one Purchaser Warrant. At the Reincorporation Effective Time, all Parent Warrants shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist. The holders of certificates previously evidencing Parent Warrants outstanding immediately prior to the Reincorporation Effective Time shall cease to have any rights with respect to such Parent Warrants, except as provided herein or by Law. Each certificate previously evidencing Parent Warrants shall be exchanged for a certificate representing the same number of Purchaser Warrants upon the surrender of such certificate in accordance with Section 2.7.

(f)  Cancellation of Parent Ordinary Shares Owned by Parent. At the Reincorporation Effective Time, if there are any Parent Ordinary Shares that are owned by the Parent as treasury shares or any Parent Ordinary Shares owned by any direct or indirect wholly owned subsidiary of the Parent immediately prior to the Reincorporation Effective Time (the “Parent Excluded Shares”), such shares shall be canceled without any conversion thereof or payment therefor.

(g)  Cancellation of Purchaser Ordinary Share Owned by Parent. At the Reincorporation Effective Time, every issued and outstanding share(s) of Purchaser owned by the Parent as set forth in Section 6.7(b), being the only issued and outstanding share(s) in Purchaser immediately prior to the Reincorporation Effective Time, shall be canceled without any conversion thereof or payment therefor.

(h)  Transfers of Ownership. If any securities of Purchaser are to be issued in a name other than that in which the certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the certificate so surrendered will be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Purchaser or any agent designated by it any transfer or other Taxes required by reason of the issuance of securities of Purchaser in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of Purchaser or any agent designated by it that such tax has been paid or is not payable.

(i)  No Liability. Notwithstanding anything to the contrary in this Section 2.6, none of the Reincorporation Surviving Corporation, Parent or any party hereto shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

2.7  Surrender of Securities. All Purchaser Securities issued upon the surrender of Parent Securities in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Parent Securities, provided that any restrictions on the sale and transfer of Parent Securities shall also apply to the Purchaser Securities so issued in exchange.

2.8  Lost Stolen or Destroyed Certificates. In the event any certificates of Parent Securities shall have been lost, stolen or destroyed, Purchaser shall issue in exchange for such lost, stolen or destroyed certificates, upon the making of an affidavit of that fact by the holder thereof; provided, however, that Reincorporation Surviving Corporation may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against the Reincorporation Surviving Corporation with respect to the certificates alleged to have been lost, stolen or destroyed.

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2.9  Section 368 Reorganization. For U.S. Federal income tax purposes, the Reincorporation Merger is intended to constitute a “reorganization” within the meaning of Section 368(a) of the Code. The Parent and the Purchaser hereby adopt, and the Company acknowledges, this Agreement as a “plan of reorganization” within the meaning of Section 1.368-2(g) of the United States Treasury Regulations. The Parent and Purchaser agree to file and retain such information as shall be required under Section 1.368-3 of the United States Treasury Regulations. The parties to this agreement hereby agree to file all Tax and other informational returns on a basis consistent with such characterization. Notwithstanding the foregoing or anything else to the contrary contained in this Agreement, the parties acknowledge and agree that no party is making any representation or warranty as to the qualification of the Reincorporation Merger as a reorganization under Section 368 of the Code or as to the effect, if any, that any transaction consummated on, after or prior to the Reincorporation Effective Time has or may have on any such reorganization status. Each of the parties acknowledge and agree that each (i) has had the opportunity to obtain independent legal and tax advice with respect to the transactions contemplated by this Agreement, and (ii) is responsible for paying its own Taxes, including any adverse Tax consequences that may result if the Reincorporation Merger is determined not to qualify as a reorganization under Section 368 of the Code.

2.10  Taking of Necessary Action; Further Action. If, at any time after the Reincorporation Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Reincorporation Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Parent and the Purchaser, the officers and directors of the Parent and the Purchaser are fully authorized in the name of their respective companies or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

2.11  Agreement of Fair Value. Parent, Purchaser and the Company respectively agree that the consideration payable for the Purchaser Class A Ordinary Shares represents the fair value of such Purchaser Class A Ordinary Shares for the purposes of BVI Law.

ARTICLE III
ACQUISITION MERGER

3.1  Acquisition Merger. Upon and subject to the terms and conditions set forth in this Agreement, on the Closing Date (as defined in Section 3.2), which is one Business Day after the Reincorporation Effective Time, and in accordance with the applicable provisions of Cayman Law, Merger Sub shall be merged with and into the Company. Following the Acquisition Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving company in the Acquisition Merger (the “Surviving Corporation”).

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3.2  Closing; Effective Time. Unless this Agreement is earlier terminated in accordance with Article XIII, the closing of the Acquisition Merger (the “Closing”) shall take place one Business Day after the Reincorporation Effective Time at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, New York on a date no later than five (5) Business Days after the satisfaction or waiver of all the conditions set forth in this Agreement, or at such other place and time as the Company and the Purchaser Parties may mutually agree upon. The parties may participate in the Closing via electronic means. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”. At the Closing, the parties hereto shall execute a plan of merger (the “Plan of Acquisition Merger”) in form and substance acceptable to the Merger Sub and the Company and the parties hereto shall cause the Acquisition Merger to be consummated by filing the Plan of Acquisition Merger (and other documents required by Cayman Law) with the Registrar of Companies in the Cayman Islands in accordance with the relevant provisions of Cayman Law. The Acquisition Merger shall become effective on the date as specified in the Plan of Acquisition Merger (“Effective Time”).

3.3  Directors of the Surviving Corporation. Immediately after the Effective Time, the Surviving Corporation’s board of directors shall consist of five (5) directors, as set out in Plan of Acquisition Merger.

3.4  Effect of the Merger. At the Effective Time, the effect of the Acquisition Merger shall be as provided in this Agreement, the Plan of Acquisition Merger and the applicable provisions of Cayman Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Merger Sub shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Corporation, which shall include the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of the Merger Sub set forth in this Agreement to be performed after the Effective Time.

3.5  Memorandum and Articles of Association of the Surviving Corporation. At and immediately following the Effective Time, the memorandum and articles of association in the form annexed to the Plan of Acquisition Merger shall be the memorandum and articles of association of the Surviving Corporation and the memorandum and articles of association of the Purchaser shall be in the form attached hereto as Exhibit B, in each case until thereafter amended in accordance with their respective terms, provided that at the Effective Time, the authorized share capital of the Surviving Corporation shall be amended (if required) to refer to the authorized share capital of the Surviving Corporation as approved in the Plan of Acquisition Merger.

3.6  Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of the Merger Sub and the Company, the officers and directors of the Merger Sub and the Company are fully authorized in the name of their respective companies or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

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3.7  Section 368 Reorganization. For U.S. Federal income tax purposes, the Acquisition Merger is intended to constitute a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”). The parties to this Agreement hereby (i) adopt this Agreement as a “plan of reorganization” within the meaning of Section 1.368-2(g) of the United States Treasury Regulations, (ii) agree to file and retain such information as shall be required under Section 1.368-3 of the United States Treasury Regulations, and (iii) agree to file all Tax and other informational returns on a basis consistent with such characterization. Notwithstanding the foregoing or anything else to the contrary contained in this Agreement, the parties acknowledge and agree that no party is making any representation or warranty as to the qualification of the Acquisition Merger as a reorganization under Section 368 of the Code or as to the effect, if any, that any transaction consummated on, after or prior to the Effective Time has or may have on any such reorganization status. Each of the parties acknowledge and agree that each (i) has had the opportunity to obtain independent legal and tax advice with respect to the transactions contemplated by this Agreement, and (ii) is responsible for paying its own Taxes, including any adverse Tax consequences that may result if the Acquisition Merger is determined not to qualify as a reorganization under Section 368 of the Code.

3.8  Secured Creditors. The Merger Sub confirms that it has no secured creditors within the meaning of section 233(8) of the Cayman Law, and the Company confirms that it has no secured creditor (“Secured Creditor”) within the meaning of section 233(8) of the Cayman Law. Schedule 3.8 sets forth the Secured Creditor’s written approval of this Agreement, the Plan of Acquisition Merger and the transactions contemplated hereby and thereby, including the Acquisition Merger.

3.9  Support Agreements. Prior to the execution of this Agreement, the Shareholders identified on Schedule 3.9 attached hereto (the “Supporting Shareholders”) have entered into support agreements with Parent, pursuant to which each of the Supporting Stockholders has agreed to, among other things, (a) vote all of the shares of Company Common Stock beneficially owned by such Supporting Stockholder (which vote may be done by executing a written consent) in favor of the adoption of this Agreement and the approval of the Acquisition Merger, and (b) not engage in any transactions involving the securities of Parent prior to the Closing.

ARTICLE IV
CONSIDERATION

4.1 Cancellation and Conversion of Capital.

(a) Cancellation of Ordinary Share. At the Effective Time, by virtue of the Acquisition Merger and this Agreement and without any action on the part of the Purchaser, the Merger Sub, the Company or the Shareholders of the Company, each Company Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares) shall be canceled in exchange for the right to receive, without interest, the applicable portion of the Closing Payment Shares for such number of Company Shares (the “Shareholders’ Allocation Schedule”) as specified on Schedule 4.1 attached hereto, and in the case of the Principal Shareholders only, less the application portion of the Escrow Shares; it being agreed that the Closing Payment Shares shall be allocated among the Shareholders on a pro rata basis based on the number of Company Shares they hold as of immediately prior to the Effective Time. If there is any change to the Shareholders’ Allocation Schedule between the time of such delivery and the Closing solely as a result of the change of ownership in the Company Shares, the Company shall promptly deliver an updated Shareholders’ Allocation Schedule to Parent. For avoidance of any doubt, each Shareholder of the Company will cease to have any rights with respect to the Company Shares, except the right to receive, without interest, the respective percentage of the Closing Payment Shares issuable to the Shareholders in accordance with the Shareholders’ Allocation Schedule. Schedule 4.1 sets forth a non-binding example of the Shareholders’ Allocation Schedule assuming the inputs set forth therein.

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(b)  Conversion of Company Option. At the Effective Time, by virtue of the Acquisition Merger, each outstanding Company Option (whether vested or unvested) shall be assumed by Purchaser and automatically converted into an option to purchase a Purchaser Class A Ordinary Shares (each an “Assumed Option”). Each Assumed Option will be subject to the terms and conditions set forth in the Company Plan (except any references therein to the Company or the Company Shares will instead mean the Purchaser and the Purchaser Class A Ordinary Shares, respectively). As of the Effective Time, each Assumed Option shall be an option to acquire that number of whole shares of Purchaser Class A Ordinary Shares (rounded down to the nearest whole share) equal to the product of: (i) the number of Company Shares subject to such Company Option multiplied by (ii) Exchange Ratio, at an exercise price per one Purchaser Class A Ordinary Share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (a) the exercise price per one Company Share of such Company Option by (b) the Exchange Ratio. The Purchaser shall take all corporate action necessary to effect the above and to reserve for future issuance and shall maintain such reservation for so long as any the Assumed Option remain outstanding, a sufficient number of Purchaser Class A Ordinary Shares for delivery upon the exercise of such Assumed Option.

(c)  Company Convertible Notes. Immediately prior to the Effective Time, the Company shall ensure that each holder of the convertible promissory notes issued by the Company and outstanding (a “Company Convertible Note”) as set forth on Schedule 4.1(c), agrees to waive the conversion rights thereto.

(d)  Share Capital of Merger Sub. Each share of Merger Sub that is issued and outstanding immediately prior to the Effective Time will, by virtue of the Acquisition Merger and without further action on the part of the sole shareholder of Merger Sub, be converted into and become one ordinary share of the Surviving Corporation (and such share of the Surviving Corporation into which the ordinary share of Merger Sub are so converted shall be the only share of the Surviving Corporation that is issued and outstanding immediately after the Effective Time).

(e) Treatment of Certain Company Shares. At the Effective Time, all Company Shares that are owned by the Company (as treasury shares or otherwise) or any of its direct or indirect Subsidiaries immediately prior to the Effective Time (the “Excluded Shares”) shall be automatically canceled without any consideration delivered in exchange thereof.

(f)  No Liability. Notwithstanding anything to the contrary in this Section 4.1, none of Surviving Corporation or any party hereto shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(g)  Surrender of Certificates. All securities issued upon the surrender of the certificates representing the Company Shares in accordance with the terms hereof, shall be deemed to have been issued in full satisfaction of all rights pertaining to such securities, provided that any restrictions on the sale and transfer of such Company Shares shall also apply to the Closing Payment Shares so issued in exchange.

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(h)  Lost, Stolen or Destroyed Certificates. In the event any certificates for any Company Share shall have been lost, stolen or destroyed, the Purchaser shall cause to be issued the applicable portion of the Closing Payment Shares for such number of Company Shares represented by such lost, stolen or destroyed certificates, upon the making of an affidavit of that fact by the holder thereof; provided, however, that the Company and/or the Purchaser may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against the Company and/or the Purchaser with respect to the certificates alleged to have been lost, stolen or destroyed.

(i)  Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding securities of the Company or the Purchaser Ordinary Shares shall occur (other than the issuance of additional shares of capital stock of the Company or Purchaser as permitted by this Agreement), including by reason of any reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange, readjustment of shares, or similar transaction, or any stock dividend or distribution paid in stock, the Exchange Ratio and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to reflect such change; provided, however, that this sentence shall not be construed to permit Purchaser or the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

4.2  Payment of Merger Consideration.

(a) Upon and subject to the terms and conditions of this Agreement, on the Closing Date, the Purchaser shall (i) issue to each Shareholder such number of Closing Payment Shares (in the case of Principal Shareholders only, less the number of Escrow Shares as applicable) opposite such Shareholder’s name on Schedule 4.1 attached hereto and (ii) issue the Escrow Shares to the Escrow Agent to be held pursuant to the terms of this Agreement and the Escrow Agreement.

(b)  No certificates or scrip representing fractional Purchaser Ordinary Shares will be issued pursuant to the Acquisition Merger, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a shareholder of the Purchaser.

(c)  Legend. Each certificate issued pursuant to the Acquisition Merger to any holder of Company Shares shall bear the legend set forth below, or legend substantially equivalent thereto, together with any other legends that may be required by any securities laws at the time of the issuance of the Purchaser Ordinary Shares:

THE ORDINARY SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL (I) SUCH OFFER, SALE, TRANSFER, PLEDGE OR HYPOTHECATION HAS BEEN REGISTERED UNDER THE ACT OR (II) THE ISSUER OF THE ORDINARY SHARES HAS RECEIVED AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION IS IN COMPLIANCE WITH THE ACT.

4.3 Earn-Out Payment. In addition to the Closing Payment Shares, the Persons as set forth on Schedule 4.3 shall be entitled to receive additional Purchaser Class A Ordinary Shares as follows (the “Earn-out Shares”). The Earn-out Shares shall be issued no later than five business days from the date of the release of the financial statements that reflect the thresholds below are satisfied:

(a) 1,600,000 Purchaser Class A Ordinary Shares if the Company’s revenue equals or exceeds US$258,000,000 for the fiscal year ending December 31, 2022, as reflected on the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2022;

(b) 1,600,000 Purchaser Class A Ordinary Shares if the Company’s revenue equals or exceeds US$352,000,000 for the fiscal year ending December 31, 2023, as reflected on the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2023; and

(c) 1,600,000 Purchaser Class A Ordinary Shares if the Company’s revenue equals or exceeds US$459,000,000 for the fiscal year ending December 31, 2024, as reflected on the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2024.

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ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company and the Principal Shareholders of the Company, jointly and severally, hereby represent and warrant to the Parent, the Purchaser and the Merger Sub (collectively, “Purchaser Parties”) that each of the following representations and warranties is true, correct and complete as of the date of this Agreement and as of the Closing Date (or, if such representations and warranties are made with respect to a certain date, as of such date). The parties hereto agree that any reference in a particular schedule shall be deemed to be an exception to the representations and warranties of the relevant part(ies) that are contained in the corresponding section of this Agreement only; provided that where it is apparent on the face of a disclosure under a particular schedule that such disclosure is, or may be reasonably determined to be, relevant to the matters described under any other sections of this Agreement, such disclosure may also be deemed to be relevant to such other sections. For the avoidance of doubt, unless the context otherwise required, the below representations and warranties relate to the Company on a consolidated basis with its Subsidiaries. It is being acknowledged that the schedules to this Article V shall be collectively attached hereto as Schedule I.

5.1 Corporate Existence and Power. The Company is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and its Subsidiaries are duly organized, validly existing and in good standing under the laws of the jurisdiction in which they were formed (the Company and its Subsidiaries, collectively, the “Company Group”). Each member of the Company Group has all requisite power and authority, corporate and otherwise, and all governmental licenses, franchises, Permits, authorizations, consents and approvals necessary and required to own and operate its properties and assets and to carry on the Business as presently conducted, other than as would not be reasonably expected to, individually or in the aggregate, have a Material Adverse Effect. Each member of the Company Group is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its Business as currently conducted makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect. Schedule 5.1 lists all jurisdiction in which any member of the Company Group is qualified to conduct the business.

5.2 Authorization. The execution, delivery and performance by each Company Group of this Agreement and the Additional Agreements to which it is a party and the consummation by each Company Group of the transactions contemplated hereby and thereby are within the corporate powers of such Company Group and have been duly authorized by all necessary action on the part of such Company Group, subject to the authorization and approval of this Agreement, the Plan of Acquisition Merger and the transactions contemplated hereby by way of a special resolution of the shareholders of the Company and such other authorization, if any, as specified in the Organizational Documents (“Requisite Company Vote”). This Agreement constitutes, and, upon their execution and delivery, each of the Additional Agreements will constitute, a valid and legally binding agreement of the Company Group enforceable against such Company Group in accordance with their respective terms to which it is a party.

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5.3  Governmental Authorization. Neither the execution, delivery nor performance by the Company Group of this Agreement or any Additional Agreements to which it is a party requires any consent, approval, license or other action by or in respect of, or registration, declaration or filing with, any Authority except for the approvals listed on Schedule 5.3 (each of the foregoing, a “Governmental Approval”).

5.4  Non-Contravention. Except as set forth on Schedule 5.4, to the knowledge of the Company Group, none of the execution, delivery or performance by the Company Group of this Agreement or any Additional Agreements to which it is a party does or will (a) contravene or conflict with the organizational or constitutive documents of the Company Group, (b) contravene or conflict with or constitute a violation of any provision of any Law or Order binding upon or applicable to the Company Group, (c) except for the Contracts listed on Schedule 5.10 requiring Company Group Consents (but only as to the need to obtain such Company Group Consents), constitute a default under or breach of (with or without the giving of notice or the passage of time or both) or violate or give rise to any right of termination, cancellation, amendment or acceleration of any right or obligation of the Company Group or require any payment or reimbursement or to a loss of any material benefit relating to the Business to which the Company Group are entitled under any provision of any Permit, Contract or other instrument or obligations binding upon the Company Group or by which any of the Company Share, or any of the Company Group’s assets is or may be bound or any Permit, or (d) result in the creation or imposition of any Lien on any of the Company Shares, (e) cause a loss of any material benefit relating to the Business to which the Company Group are entitled under any provision of any Permit or Contract binding upon the Company Group, or (f) result in the creation or imposition of any Lien (except for Permitted Liens) on any of the Company Group’s material assets, in the cases of (a) to (d), other than as would not be reasonably expected to, individually or in the aggregate, have a Material Adverse Effect.

5.5  Capital Structure.

(a) Share Capital. The authorized share capital of the Company is US$50,000 divided into 1,000,000,000 shares of par value US$0.00005 each, of which (i) 225,000,000 ordinary shares, par value US$0.00005 each, and (ii) 193,668,614.50 preferred shares, par value US$0.00005 each, are issued and outstanding as of the date hereof. As of the date of this Agreement, (i) no Company Shares are held as treasury shares, (ii) all of the issued and outstanding Company Shares have been duly authorized and validly issued, are fully paid and non-assessable, and, except as set forth in the Company’s Organizational Documents, are not subject to any preemptive rights or have been issued in violation of any preemptive or similar rights of any Person, and (iii) all of the issued and outstanding Company Shares are owned legally and of record by the Persons set forth on Schedule 5.5(a). The only Company Shares that will be issued and outstanding immediately after the Closing will be the Company Shares owned by the Purchaser. As of the date of this Agreement, no other class in the share capital of the Company is authorized or issued or outstanding.

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(b) Company Options. As of the date of this Agreement, an aggregate of 46,000,000 Company Shares were reserved for issuance pursuant to the Company Plan upon effectiveness of the Registration Statement. Schedule 5.5.(b) sets forth as of the date of this Agreement a list of each outstanding Company Option granted under the Company Plan and: (a) the name of the holder of such Company Options if such holder is deemed as Key Personnel as set forth on Schedule 8.4 or as outside counsels or advisors of the Company; (b) the title(s) of the holders if such holder(s) is deemed as core employees; (c) the number of Company Ordinary Shares subject to such outstanding Company Options; (d) if applicable, the exercise price, purchase price, or similar pricing of such Company Options; (e) the applicable vesting schedule of such Company Options; and (f) the date on which such Company Option expires. There are no Contracts to which the Company is a party obligating the Company to accelerate the vesting of any Company Options as a result of the transactions contemplated by this Agreement (whether alone or upon the occurrence of any additional or subsequent events).

(c)  Other than the Company Options and except as set forth on Schedule 5.5(c), there are no: (a) outstanding Company Share Rights; (b) outstanding subscriptions, options, warrants, rights (including phantom stock rights), calls, commitments, understandings, conversion rights, rights of exchange, plans or other agreements of any kind providing for the purchase, issuance or sale of any share of the Company, or (c) to the knowledge of the Company, agreements with respect to any of the Company Shares, including any voting trust, other voting agreement or proxy with respect thereto.

5.6  Charter Documents. Copies of Organizational Documents of each member of the Company Group have heretofore been made available to the Purchaser Parties, and such copies are each true and complete copies of such instruments as amended and in effect on the date hereof. Each member of the Company Group has not taken any action in violation or derogation of its Organizational Documents, other than as would not be reasonably expected to, individually or in the aggregate, have a Material Adverse Effect.

5.7 Corporate Records. All proceedings of the board of directors occurring since December 31, 2019, including committees thereof, and all consents to actions taken thereby, are maintained in the ordinary course consistent with past practice. The register of members or the equivalent documents of the Company Group are complete and accurate. The register of members or the equivalent documents and minute book records of the Company Group relating to all issuances and transfers of stock or share by the Company Group, and all proceedings of the board of directors, including committees thereof, and stockholders or shareholders of the Company Group since December 31, 2019, have been made available to the Purchaser Parties, and are true, correct and complete copies of the original register of members or the equivalent documents and minute book records of the Company Group.

5.8 Assumed Names. Schedule 5.8 is a complete and correct list of all assumed or “doing business as” names currently or, within two (2) years prior to the date of this Agreement used by the Company Group, including names on any websites. Since December 31, 2019, none of the Company Group has used any name other than the names listed on Schedule 5.8 to conduct the Business. The Company Group has filed appropriate “doing business as” certificates in all applicable jurisdictions with respect to itself, to the extent as required by applicable laws.

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5.9  Subsidiaries.

(a) Schedule 5.9(a) sets forth the name of each Subsidiary of the Company, and with respect to each Subsidiary, its jurisdiction of organization, its authorized shares or other equity interests (if applicable), and the number of issued and outstanding shares or other equity interests and the record holders thereof. Other than as set forth on Schedule 5.9(a), as the case may be, (i) all of the outstanding equity securities of each Subsidiary of the Company are duly authorized and validly issued, duly registered and non-assessable (if applicable), were offered, sold and delivered in material compliance with all applicable securities Laws, and are owned by the Company Group free and clear of all Liens (other than those, if any, imposed by such Organizational Documents of the Subsidiaries); (ii) there are no Contracts to which the Company or any of its Affiliates is a party or bound with respect to the voting (including voting trusts or proxies) of the shares or other equity interests of any Subsidiary of the Company other than the Organizational Documents of any such Subsidiary; (iii) there are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which any Subsidiary of the Company is a party or which are binding upon any Subsidiary of the Company providing for the issuance or redemption of any shares or other equity interests in or of any Subsidiary of the Company; (iv) there are no outstanding equity appreciation, phantom equity, profit participation or similar rights granted by any Subsidiary of the Company; (v) except as set forth on Schedule 5.9(a), no Subsidiary of the Company has any limitation on its ability to make any distributions or dividends to its equity holders, whether by Contract, Order or applicable Law; (vi) except for the equity interests of the Subsidiary listed on Schedule 5.9(a), the Company does not own or have any rights to acquire, directly or indirectly, any shares or other equity interests of, or otherwise Control, any Person; (vii) except as set forth on Schedule 5.9(a), none of the Company or its Subsidiaries is a participant in any joint venture, partnership or similar arrangement, and (viii) except as set forth on Schedule 5.9(a), there are no outstanding contractual obligations of the Company or its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

(b) There are no outstanding options, warrants, rights (including conversion rights, preemptive rights, rights of first refusal or similar rights) or agreements to purchase or acquire any equity interest, or any securities convertible into or exchangeable for an equity interest, of Haiyan Trading (the “WFOE”), Feiyou Trading and SUNCAR Online.

(c) The capital and organizational structure of each WFOE and PRC Subsidiary (each, a “PRC Entity”) are valid and in full compliance with the applicable PRC Laws, other than as would not reasonably be expected to have a Material Adverse Effect. Except as set forth on Schedule 5.9(c), the registered capital of each PRC Entity has been fully paid up in accordance with the schedule of payment stipulated in its Organizational Documents, approval documents, certificates of approval and legal person business license (collectively, the “PRC Establishment Documents”) and in compliance with applicable PRC Laws. The PRC Establishment Documents of each PRC Entity has been duly approved and filed in accordance with the laws of the PRC and are valid and enforceable. The business scope specified in the PRC Establishment Documents complies in all material respects with the requirements of all applicable PRC Laws, and the operation and conduct of business by, and the term of operation of the PRC Entity in accordance with the PRC Establishment Documents is in compliance in all material respects with applicable PRC Laws.

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5.10  Consents. The Contracts listed on Schedule 5.10 are the only Contracts binding upon the Company Group or by which any of the Company Shares, or any of the Company Group’s assets are bound, requiring a consent, approval, authorization, order or other action of or filing with any Person as a result of the execution, delivery and performance of this Agreement or any of the Additional Agreements or the consummation of the transactions contemplated hereby or thereby (each of the foregoing, a “Company Group Consent”).

5.11  Financial Statements.

(a) Schedule 5.11 includes (i) the unaudited consolidated financial statements of the Company Group as of and for the fiscal years ended December 31, 2020 and 2021, consisting of the unaudited consolidated balance sheets as of such date, the unaudited consolidated income statements for the twelve (12) month periods ended on such date, and the unaudited consolidated cash flow statements for the twelve (12) month periods ended on such date, and (ii) unaudited financial statements of the Company as of and for the three (3) month period ended March 31, 2022 (the “Balance Sheet Date”), consisting of the unaudited consolidated balance sheets as of such date (the “Company Balance Sheet”), the unaudited consolidated income statement for the three (3) month periods ended on such date, and the unaudited consolidated cash flow statements for the three (3) month periods ended on such date (the “Unaudited Financial Statements,” and together with the Audited Financial Statements (as defined below), the “Financial Statements”).

(b)  The Unaudited Financial Statements are complete and accurate and fairly present in all material respects, in conformity with its applicable accounting standards applied on a consistent basis in all material respects, the financial position of the Company as of the dates thereof and the results of operations of the Company for the periods reflected therein. The Unaudited Financial Statements (i) were prepared from the Books and Records of the Company; (ii) were prepared on an accrual basis in accordance with its applicable accounting standards consistently applied; (iii) contain and reflect all necessary adjustments and accruals for a fair presentation of the Company’s financial condition as of their dates including for all warranty, maintenance, service and indemnification obligations; and (iv) contain and reflect adequate provisions for all Liabilities for all material Taxes applicable to the Company with respect to the periods then ended.

(c)  Except as specifically disclosed in Schedule 5.11(c), reflected or fully reserved against on the Company Balance Sheet, and for liabilities and obligations of a similar nature and/or in similar amounts incurred in the ordinary course of business since the Balance Sheet Date, as of the date of this Agreement there are no material liabilities or debts of any nature (whether accrued, fixed or contingent, liquidated or unliquidated, asserted or unassisted or otherwise) relating to the Company. All material debts and liabilities, fixed or contingent, which should be included under U.S. GAAP on the Company Balance Sheet, are included therein or in the notes thereof.

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(d) The Company Balance Sheet included in the Financial Statements accurately reflects in all material respects the outstanding Indebtedness of the Company as of the respective dates thereof. Except as set forth on Schedule 5.11(d) or the Company Balance Sheet, the Company does not have any material Indebtedness.

(e)  All financial projections delivered by or on behalf of the Company to Purchaser with respect to the Business were prepared in good faith using assumptions that the Company believes to be reasonable and the Company is not aware of the existence of any fact or occurrence of any circumstances that is reasonably likely to have a Material Adverse Effect.

5.12  Books and Records. All Contracts, documents, and other papers or copies thereof delivered to the Purchaser Parties by or on behalf of the Company Group are accurate, complete, and authentic.

(a)  The Books and Records accurately and fairly, in all material respects, reflect the transactions and dispositions of assets of and the providing of services by each member of the Company Group. The Company, as a privately owned company, is not subject to the internal controls requirements of the Sarbanes Oxley Act, and the Company makes no representation that its internal controls over financial reporting or its disclosure controls are effective. The Company Group maintains a system of internal accounting controls sufficient to provide reasonable assurance that:

(i) transactions are executed only in accordance with the respective management’s authorization;

(ii) all income and expense items are promptly and properly recorded for the relevant periods in accordance with the revenue recognition and expense policies maintained by the Company Group, as permitted by U.S. GAAP;

(iii) access to assets is permitted only in accordance with the respective management’s authorization; and

(iv) recorded assets are compared with existing assets at reasonable intervals, and appropriate action is taken with respect to any differences.

(b)  All accounts, books and ledgers of the Company Group have been properly and accurately kept and completed in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein. Except as disclosed on Schedule 5.12(b), the Company Group does not have any records, systems controls, data or information recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any mechanical, electronic or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership (excluding licensed software programs) and direct control of the Company Group and which is not located at the relevant office.

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5.13  Absence of Certain Changes. Since the Balance Sheet Date, the Company Group has conducted the Business in the ordinary course consistent with past practices. Without limiting the generality of the foregoing, to the knowledge of the Company Group, except as set forth on Schedule 5.13, since the Balance Sheet Date, there has not been:

(a)  any Material Adverse Effect;

(b) any transaction, Contract or other instrument entered into, or commitment made, by the Company Group relating to the Business, or any of the Company Group’s assets (including the acquisition or disposition of any assets) or any relinquishment by the Company Group of any Contract or other right, in either case other than transactions and commitments in the ordinary course of business consistent or similar in all material respects, including kind and/or amount, with past practices and those contemplated by this Agreement;

(c)  (i) any redemption of, declaration, setting aside or payment of any dividend or other distribution with respect to any capital stock or share capital or other equity interests in the Company Group; (ii) any issuance by the Company Group of shares or of shares of capital stock or other equity interests in the Company Group (other than issuance pursuant to Section 5.5(b)), or (iii) any repurchase, redemption or other acquisition, or any amendment of any term, by the Company Group of any outstanding shares or shares of capital stock or other equity interests (other than pursuant to the Company Plan);

(d)  (i) any creation or other incurrence of any Lien other than Permitted Liens on the Company Share or any of the Company Group’s assets, and (ii) any making of any loan, advance or capital contributions to or investment in any Person by the Company Group, in each case other than in the ordinary course of business consistent with past practice of the Company Group;

(e)  any material personal property damage, destruction or casualty loss or personal injury loss (whether or not covered by insurance) affecting the business or assets of the Company Group which will cause a Material Adverse Effect;

(f)  any material labor dispute, other than routine individual grievances, or any material activity or proceeding by a labor union or representative thereof to organize any employees of the Company Group, which employees were not subject to a collective bargaining agreement at the Balance Sheet Date, or any lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to any employees of the Company Group;

(g)  any sale, transfer, lease to others or otherwise disposition of any of its material assets by the Company Group except for inventory, licenses or services sold in the ordinary course of business consistent with past practices or immaterial amounts of other Tangible Personal Property not required by its business;

(h)  (i) any amendment to or termination of any Material Contract, (ii) any amendment to any material license or material permit from any Authority held by the Company Group, (iii) any receipt of any notice of termination of any of the items referenced in (i) and (ii); and (iv) a material default by the Company Group under any Material Contract, or any material license or material permit from any Authority held by the Company Group, other than in the cases of each of clauses (i) through (iv), as provided for in this Agreement or the transactions contemplated hereunder or as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect;

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(i)  other than in the ordinary course of business, any capital expenditure by the Company Group in excess in any fiscal month of $500,000 per one transaction or entering into any lease of capital equipment or property under which the annual lease charges exceed $1,000,000 in the aggregate by the Company Group;

(j)  any institution of litigation, settlement or agreement to settle any litigation, action, proceeding or investigation before any court or governmental body relating to the Company Group or its property or suffering of any actual litigation, action, proceeding or investigation before any court or governmental body relating to the Company Group or its property, other than as would not be reasonably expected to, individually or in the aggregate, have a Material Adverse Effect;

(k)  any loan of any monies to any Person or guarantee of any obligations of any Person by the Company Group, in excess of $500,000, other than accounts payable and accrued liabilities in the ordinary course of business consistent with past business or any loan among Company Group, or any loan approved by the board of directors or shareholders pursuant to its Charter Document;

(l)  except as required by U.S. GAAP, any change in the accounting methods or practices (including, any change in depreciation or amortization policies or rates) of the Company Group or any revaluation of any of the assets of the Company Group;

(m)  any material amendment to the Company Group’s Organizational Documents, or any engagement by the Company Group in any merger, consolidation, reorganization, reclassification, liquidation, dissolution or similar transaction, other than as provided for in this Agreement or the transactions contemplated hereunder;

(n)  any acquisition of assets (other than acquisitions of inventory in the ordinary course of business consistent with past practice) or business of any Person, other than as would not be reasonably expected to, individually or in the aggregate, have a Material Adverse Effect;

(o)  any material Tax election made by the Company Group outside of the ordinary course of business consistent with past practice, or any material Tax election changed or revoked by the Company Group; any material claim, notice, audit report or assessment in respect of Taxes settled or compromised by the Company Group; any annual Tax accounting period changed by the Company Group; any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement relating to any Tax (other than an ordinary commercial agreement the principal purpose of which does not relate to Taxes) entered into by the Company Group; or any right to claim a material Tax refund surrendered by the Company Group; or

(p)  any undertaking of any legally binding obligation to do any of the foregoing.

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5.14  Properties; Title to the Company Group’s Assets.

(a)  Except as set forth on Schedule 5.14(a), the material items of Tangible Personal Property have no defects, are in good operating condition and repair and function in accordance with their intended uses (ordinary wear and tear excepted) and have been properly maintained, and are suitable for their present uses and meet all specifications and warranty requirements with respect thereto. All of the Tangible Personal Property is in the control of the Company or its employees.

(b)  The Company Group has good, valid and marketable title in and to, or in the case of the Leases and the assets which are leased or licensed pursuant to Contracts, a valid leasehold interest or license in or a right to use, all of their assets reflected on the Company Balance Sheet or acquired after Balance Sheet Date, other than as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. Except as set forth on Schedule 5.14(b), no such asset is subject to any Liens other than Permitted Liens. Other than as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, the Company Group’s assets constitute all of the assets of any kind or description whatsoever, including goodwill, for the Company Group to operate the Business immediately after the Closing in the same manner as the Business is currently being conducted.

5.15 Litigation. Except as set forth on Schedule 5.15, there is no Action (or any reasonable basis therefore) pending against, or to the knowledge of the Company Group threatened in writing against or affecting, the Company Group, any of its officers or directors, the Business, or any Company Shares or Company Options, or any of the Company Group’s assets or any Contract before any court, Authority or official or which in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated hereby or by the Additional Agreements, other than as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. There are no outstanding judgments against the Company Group that would reasonably to be expected to, individually or in the aggregate, have a Material Adverse Effect on the ability of the Company to enter into and perform its obligations under this Agreement. Each member of the Company Group is not, and has not been in the past two (2) years, subject to any proceeding with any Authority, other than as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

5.16  Contracts.

(a)  Schedule 5.16(a) lists all written material Contracts (collectively, the “Material Contracts”) to which the Company Group is a party and which are currently in effect and constitute the following (excluding any Contracts, the breach of which would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect):

(i)  all Contracts that require annual payments or expenses by, or annual payments or income to, the Company Group of $5,000,000 or more (other than standard purchase and sale orders entered into in the ordinary course of business consistent with past practice);

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(ii)  all sales, advertising, agency, lobbying, broker, sales promotion, market research, marketing or similar contracts and agreements, in each case requiring the payment of any commissions by the Company Group in excess of $10,000,000 annually;

(iii) all employment Contracts, employee leasing Contracts, and consultant and sales representatives Contracts with any current or former officer, director, employee or consultant of the Company Group or other Person, under which the Company Group (A) has continuing obligations for payment of annual compensation of at least $3,000,000 (other than oral arrangements for at-will employment), (B) has material severance or post termination obligations to such Person (other than COBRA obligations in excess of $200,000, or (C) has an obligation to make a payment in excess of $200,000 upon consummation of the transactions contemplated hereby or as a result of a change of control of the Company Group;

(iv)  all Contracts creating a material joint venture, material strategic alliance, material limited liability company and partnership agreements to which the Company Group is a party;

(v)  all Contracts relating to any material acquisitions or dispositions of assets by the Company Group in excess of $10,000,000;

(vi)  all Contracts relating to material secrecy, confidentiality and nondisclosure agreements restricting the conduct of the Company Group or substantially limiting the freedom of the Company Group to compete in any line of business or with any Person or in any geographic area;

(vii)  all Contracts relating to material patents, trademarks, service marks, trade names, brands, copyrights, trade secrets, license and other material Intellectual Property Rights of the Company Group, other than (i) “shrink wrap” licenses, and (ii) non-exclusive licenses granted in the ordinary course of business;

(viii)  all Contracts providing for material guarantees, indemnification arrangements and other hold harmless arrangements made or provided by the Company Group, including all ongoing agreements for repair, warranty, maintenance, service, indemnification or similar obligations

(ix)  all Contracts with or pertaining to the Company Group to which any 10% Shareholder is a party;

(x) other than the ordinary course of business, all Contracts relating to property or assets (whether real or personal, tangible or intangible) in which the Company Group holds a leasehold interest (including the Leases) and which involve payments to the lessor thereunder in excess of $5,000,000 per month;

(xi) all Contracts relating to outstanding Indebtedness, including financial instruments of indenture or security instruments (typically interest-bearing) such as notes, mortgages, loans and lines of credit, except any such Contract with an aggregate outstanding principal amount not exceeding $60,000,000;

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(xii)  any Contract relating to the voting or control of the equity interests of the Company Group or the election of directors of the Company (other than the Organizational Documents of the Company Group);

(xiii)  any Contract that can be terminated, or the provisions of which are altered so that the purpose of the Contract cannot be achieved, as a result of the consummation of the transactions contemplated by this Agreement or any of the Additional Agreements to which the Company Group is a party; and

(xiv)  any Contract for which any of the benefits, compensation or payments (or the vesting thereof) with respect to a director, officer, employee or consultant of a member of Company Group will be increased or accelerated by the consummation of the transactions contemplated hereby or the amount or value thereof will be calculated on the basis of any of the transactions contemplated by this Agreement.

(b)  Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect or set forth on Schedule 5.16(b), (i) each Material Contract is a valid and binding agreement, and is in full force and effect, and neither the Company Group nor, to the Company Group’s knowledge, any other party thereto, is in breach or default (whether with or without the passage of time or the giving of notice or both) under the terms of any such Material Contract, (ii) the Company Group has not assigned, delegated, or otherwise transferred any of its rights or obligations with respect to any Material Contracts, or granted any power of attorney with respect thereto or to any of the Company Group’s assets, (iii) no Contract (A) requires the Company Group to post a bond or deliver any other form of security or payment to secure its obligations thereunder or (B) imposes any non-competition covenants that may be binding on, or restrict the Business or require any payments by or with respect to Purchaser or any of its Affiliates. The Company Group previously provided to the Purchaser Parties true and correct fully executed copies of each written Material Contract.

(c)  Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect or set forth on Schedule 5.16(c), none of the execution, delivery or performance by the Company Group of this Agreement or Additional Agreements to which the Company Group is a party or the consummation by the Company Group of the transactions contemplated hereby or thereby constitutes a default under or gives rise to any right of termination, cancellation or acceleration of any obligation of the Company or to a loss of any material benefit to which the Company Group is entitled under any provision of any Material Contract.

(d)  Except would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect or as set forth on Schedule 5.16(d), the Company Group is in compliance with all covenants, including all financial covenants, in all notes, indentures, bonds and other instruments or agreements evidencing any Indebtedness.

5.17  Licenses and Permits. Schedule 5.17 correctly lists each material license, franchise, permit, order or approval or other similar authorization affecting, or relating in any way to, the Business, together with the name of the Authority issuing the same (the “Permits”). Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect or set forth on Schedule 5.17, such Permits are valid and in full force and effect, and none of the Permits will, assuming the related third party consent has been obtained or waived prior to the Closing Date, be terminated or impaired or become terminable as a result of the transactions contemplated hereby. Other than as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, the Company Group has all Permits necessary to operate the Business.

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5.18  Compliance with Laws. Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect or set forth on Schedule 5.18, the Company Group is not in violation of, has not violated, and to the Company Group’s knowledge, is neither under investigation with respect to nor has been threatened to be charged with or given notice of any violation or alleged violation of, any Law, or judgment, order or decree entered by any court, arbitrator or Authority, domestic or foreign, nor is there any basis for any such charge and within the last 24 months the Company Group has not received any subpoenas by any Authority. Except as set forth on Schedule 5.18, and to the Company Group’s knowledge, no material permit, license or registration is required by the Company Group in the conduct of the Business under any of the Laws described in this Section 5.18. The WFOE has complied in all material respects with all applicable PRC Laws in connection with foreign exchange.

5.19  Intellectual Property.

(a)  Schedule 5.19 sets forth a true, correct and complete list of all material Intellectual Properties owned by the Company Group, specifying as to each, as applicable: (i) the nature of such Intellectual Property Right; (ii) the owner of such Intellectual Property Right; (iii) the jurisdictions by or in which such Intellectual Property Right has been issued or registered or in which an application for such issuance or registration has been filed; and (iv) licenses, sublicenses and other agreements pursuant to which any Person is authorized to use such Intellectual Properties.

(b)  Within the past two (2) years the Company Group has not been sued or charged in writing with or been a defendant in any Action that involves a claim of infringement of any Intellectual Property Rights, and the Company Group has no knowledge of any other claim of infringement by the Company Group, and no knowledge of any continuing infringement by any other Person of any Intellectual Property Rights of the Company Group.

(c)  To the knowledge of the Company Group, the current use by the Company Group of the Intellectual Property Rights does not infringe, and will not infringe, the rights of any other Person in any material respect.

(d)  Except as disclosed on Schedule 5.19(d), all employees, agents, consultants or contractors who have contributed to or participated in the creation or development of any material copyrights, patents or trade secrets on behalf of the Company Group or any predecessor in interest thereto either: (i) is a party to a “work-for-hire” agreement under which the Company Group is deemed to be the original owner/author of all property rights therein; or (ii) has executed an assignment or an agreement to assign in favor of the Company Group (or such predecessor in interest, as applicable) all right, title and interest in such material.

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(e)  None of the execution, delivery or performance by the Company Group of this Agreement or any of the Additional Agreements to which the Company Group is a party or the consummation by the Company Group of the transactions contemplated hereby or thereby will cause any material item of Intellectual Property Rights owned, licensed, used or held for use by the Company Group immediately prior to the Closing to not be owned, licensed or available for use by the Company Group on substantially the same terms and conditions immediately following the Closing in any material respect.

(f)  The Company Group has taken reasonable measures to safeguard and maintain the confidentiality and value of all trade secrets and other items of Company Intellectual Property that are confidential and all other confidential information, data and materials licensed by the Company Group or otherwise used in the operation of the Business.

5.20  Customers and Suppliers.

(a) A list of the top ten (10) customers (by revenue) of the Company Group for the fiscal years ended December 31, 2020 and 2021 (collectively, the “Material Customers”), and the aggregate amount of consideration paid to Company Group by each Material Customer during each such period, has been provided to it. Except as set forth in Schedule 5.20(a), as of the Signing Date, no such Material Customer has expressed to the Company Group in writing, and the Company Group has no knowledge of, any Material Customer’s intention to cancel or otherwise terminate, or materially reduce or adversely modify, its relationship with Company Group or of a material breach of the terms of any contract with such Material Customer. As of the Signing Date, no Material Customer has asserted or, to the Company Group’s knowledge, threatened to assert a force majeure event or anticipated inability to perform, in whole or in part, arising out of the COVID-19 pandemic.

(b) Lists of the top ten (10) vendors to and/or suppliers of (by spend) the Company Group for the fiscal years ended December 31, 2020 and 2021 (collectively, the “Material Suppliers”), and the amount of consideration paid to each Material Supplier by each Group Party during each such period, has been provided. Except as set forth in Schedule 5.20(b), no Material Supplier is the sole source of the goods or services supplied by such Material Supplier.

5.21  Accounts Receivable and Payable; Loans.

(a)  To the Company Group’s knowledge, all accounts receivables and notes of the Company Group reflected on the Financial Statements, and all accounts receivable and notes arising subsequent to the date thereof, represent valid obligations arising from services actually performed or goods actually sold by the Company Group in the ordinary course of business consistent with past practice. To the Company Group’s knowledge, the accounts payable of the Company Group reflected on the Financial Statements, and all accounts payable arising subsequent to the date thereof, arose from bona fide transactions in the ordinary course consistent with past practice or approved by the board of directors or shareholders pursuant to the Charter Document of Company Group.

(b)  To the Company Group’s knowledge, there is no contest, claim, or right of setoff in any agreement with any maker of an account receivable or note relating to the amount or validity of such account, receivables or note that could reasonably result in a Material Adverse Effect. To the Company Group’s knowledge, except as set forth on Schedule 5.21(b), all accounts, receivables or notes are good and collectible in the ordinary course of business or approved by the board of directors or shareholders pursuant to the Charter Document of Company Group.

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(c) The information set forth on Schedule 5.21(c) separately identifies any and all accounts receivables or notes of the Company Group which are owed by any other entities except for Affiliate of the Company Group as of the Balance Sheet Date and which are not reflected on the Financial Statements. Except as set forth on Schedule 5.21(c), the Company Group is not indebted to any other entities except for Affiliate of the Company Group and no entities except for Affiliate of the Company Group are indebted to the Company Group.

5.22  Pre-payments. Except as set forth on Schedule 5.22, the Company Group has not received any payments with respect to any services to be rendered or goods to be provided after the Closing except in the ordinary course of business or those reflected on the Financial Statements.

5.23  Employees.

(a) Schedule 5.23(a) sets forth a true, correct and complete list of each of the Key Personnel of the Company Group as of March 31, 2022, setting forth the name, title for each such person.

(b)  Except as set forth on Schedule 5.23(b), the Company Group is not a party to or subject to any employment contract, consulting agreement, collective bargaining agreement, confidentiality agreement restricting the activities of the Company Group, non-competition agreement restricting the activities of the Company Group, or any similar agreement, and there has been no activity or proceeding by a labor union or representative thereof to organize any employees of the Company Group.

(c)  There are no pending or, to the knowledge of the Company Group, threatened claims or proceedings against the Company Group under any worker’s compensation policy or long-term disability policy.

5.24  Employment Matters.

(a) Schedule 5.24(a) sets forth a true and complete list of (i) the form of employment agreement and if applicable, commission agreement (the “Labor Agreements”), and (ii) each employee group or executive medical, life, or disability insurance plan, and each incentive, bonus, profit sharing, retirement, deferred compensation, equity, phantom stock, stock option, stock purchase, stock appreciation right or severance plan of the Company Group now in effect or under which the Company Group has any obligation, or any understanding between the Company Group and any employee concerning the terms of such employee’s employment that does not apply to the Company Group’s employees generally. The Company Group has previously delivered to the Purchaser Parties true and complete copies of such forms of the Labor Agreements and each generally applicable employee handbook or policy statement of the Company Group.

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(b)  Except as disclosed on Schedule 5.24(b):

(i)  to the knowledge of the Company Group, no current employee of the Company Group, in the ordinary course of his or her duties, has breached any obligation to a former employer in respect of any covenant against competition or soliciting clients or employees or servicing clients or confidentiality or any proprietary right of such former employer; and

(ii)  the Company Group is not a party to any collective bargaining agreement, does not have any material labor relations disputes, and there is no pending representation question or union organizing activity respecting employees of the Company Group.

5.25  Withholding. Except as disclosed on Schedule 5.25, all obligations of the Company Group applicable to its employees, whether arising by operation of Law, by contract, by past custom or otherwise, or attributable to payments by the Company Group to trusts or other funds or to any governmental agency, with respect to unemployment compensation benefits, social security benefits or any other benefits for its employees with respect to the employment of said employees through the date hereof have been paid or adequate accruals therefor have been made on the Financial Statements, other than as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. Except as disclosed on Schedule 5.25, all reasonably anticipated obligations of the Company Group with respect to such employees (except for those related to wages during the pay period immediately prior to the Closing Date and arising in the ordinary course of business), whether arising by operation of Law, by contract, by past custom, or otherwise, for salaries and holiday pay, bonuses and other forms of compensation payable to such employees in respect of the services rendered by any of them prior to the date hereof have been or will be paid by the Company Group prior to the Closing Date, other than as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

5.26  Real Property.

(a)  Except as set forth on Schedule 5.26, the Company Group does not own any Real Property. Other than as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, the Company Group has good, valid and subsisting title to its respective owned Real Property described on Schedule 5.26, free and clear of all Liens (except for the Permitted Liens).

(b)  With respect to each Lease and to the Company Group’s knowledge: (i) each Lease is valid, binding and in full force and effect; (ii) all rents and additional rents and other sums, expenses and charges due thereunder have been paid unless the non-payment are due to circumstances beyond the Company Group’s control; (iii) the lessee has been in peaceable possession since the commencement of the original term thereof; (iv) no waiver, indulgence or postponement of the lessee’s obligations thereunder has been granted by the lessor; (v) there exist no default or event of default thereunder by the Company Group; and (vi) there are no outstanding claims of breach or indemnification or notice of default or termination thereunder, in cases of each of clauses (i) through (vi), other than as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. The Company Group holds the leasehold estate on the Lease free and clear of all Liens, except for the Permitted Liens and the Liens of mortgagees of the Real Property in which such leasehold estate is located. The Real Property leased by the Company Group is in a state of maintenance and repair in all material respects adequate and suitable for the purposes for which it is presently being used in all material respects, and there are no material repair or restoration works likely to be required in connection with any of the leased Real Properties other than as would, individually or in the aggregate, would cost the Company Group less than $300,000 on an annual basis to repair or otherwise remediate for any single Real Property.

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5.27  Accounts. Schedule 5.27 sets forth a true, complete and correct list of the checking accounts, deposit accounts, safe deposit boxes, and brokerage, commodity and similar accounts of the Company, including the account number and name, the name of each depositary or financial institution and the address where such account is located and the authorized signatories thereto.

5.28  Tax Matters.

(a)  Except in each case as to matters that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company Group has duly and timely filed all Tax Returns which are required to be filed by or with respect to it, and has paid all Taxes which have become due; (ii) all such Tax Returns are true, correct and complete and accurate and disclose all Taxes required to be paid; (iii) except as set forth on Schedule 5.28(a), all such Tax Returns have been examined by the relevant Taxing Authority or the period for assessment for Taxes in respect of such Tax Returns has expired; (iv) there is no Action, pending or proposed in writing or, to the knowledge of the Company Group, threatened, with respect to Taxes of the Company Group or for which a Lien may be imposed upon any of the Company Group’s assets; (v) no statute of limitations in respect of the assessment or collection of any Taxes of the Company Group for which a Lien may be imposed on any of the Company Group’s assets has been waived or extended, which waiver or extension is in effect, except for automatic extensions of time to file Tax Returns obtained in the ordinary course of business; (vi) to the knowledge of the Company Group, the Company Group has complied with all applicable Laws relating to the reporting, payment, collection and withholding of Taxes and has duly and timely withheld or collected, paid over to the applicable Taxing Authority and reported all Taxes (including income, social, security and other payroll Taxes) required to be withheld or collected by the Company Group; (vii) to the knowledge of the Company Group, no stock transfer Tax, sales Tax, use Tax, real estate transfer Tax or other similar Tax will be imposed on the transfer of the securities to Purchaser pursuant to this Agreement or otherwise with respect to or as a result of any transaction contemplated by this Agreement; (viii) none of the assets of the Company Group is required to be treated as owned by another Person for U.S. federal income Tax purposes pursuant to Section 168(f)(8) of the Code (as in effect prior to its amendment by the Tax Reform Act of 1986); (ix) there is no Lien (other than Permitted Liens) for Taxes upon any of the assets of the Company Group; (x) there is no outstanding request for a ruling from any Taxing Authority, request for a consent by a Taxing Authority for a change in a method of accounting, subpoena or request for information by any Taxing Authority, or closing agreement with any Taxing Authority (within the meaning of Section 7121 of the Code or any analogous provision of the applicable Law), with respect to the Company Group; (xi) except as set forth on Schedule 5.28(xi), no claim has been made by a Taxing Authority in a jurisdiction where the Company Group has not paid any tax or filed Tax Returns, asserting that the Company Group is or may be subject to Tax in such jurisdiction; (xii) there is no outstanding power of attorney from the Company Group authorizing anyone to act on behalf of the Company Group in connection with any Tax, Tax Return or Action relating to any Tax or Tax Return of the Company Group; (xiii) the Company Group is not, and has ever been, a party to any Tax sharing or Tax allocation Contract, other than any customary commercial contract the principal subject of which is not Taxes; and (xiv) the Company Group is not currently and has never been included in any consolidated, combined or unitary Tax Return other than a Tax Return that includes only the Company Group.

(b)  The unpaid Taxes of the Company Group for the current fiscal year (i) did not, as of the most recent fiscal month end, exceed the reserve for Tax liability (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Financial Statements and (ii) will not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company Group in filing its Tax Return.

5.29  Environmental Laws.

(a)  Except as set forth on Schedule 5.29, the Company Group has not (i) received any written notice of any alleged claim, violation of or Liability under any Environmental Law which has not heretofore been cured or for which there is any remaining liability; (ii) disposed of, emitted, discharged, handled, stored, transported, used or released any Hazardous Materials, arranged for the disposal, discharge, storage or release of any Hazardous Materials, or exposed any employee or other individual to any Hazardous Materials so as to give rise to any Liability or corrective or remedial obligation under any Environmental Laws; or (iii) entered into any agreement that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other Person with respect to liabilities arising out of Environmental Laws or the Hazardous Materials Activities of the Company Group, except in each case as would not, individually or in the aggregate, have a Material Adverse Effect.

(b)  The Company Group has delivered to the Purchaser Parties all material records in its possession concerning the Hazardous Materials Activities of the Company Group (if any) and all environmental audits and environmental assessments in the possession or control of the Company Group of any facility currently owned, leased or used by the Company Group which identifies the potential for any violations of Environmental Law or the presence of Hazardous Materials on any property currently owned, leased or used by the Company Group (if any).

(c)  Except as set forth on Schedule 5.29(c) and to the knowledge of the Company Group, there are no Hazardous Materials in, on, or under any properties owned, leased or used at any time by the Company Group such as could give rise to any material liability or corrective or remedial obligation of the Company Group under any Environmental Laws.

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5.30  Finders’ Fees. Except as set forth on Schedule 5.30, with respect to the transactions contemplated by this Agreement, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Company Group or any of Affiliates who might be entitled to any fee or commission from the Parent, Purchaser or any of its Affiliates (including the Company Group following the Closing) upon consummation of the transactions contemplated by this Agreement.

5.31 Powers of Attorney and Suretyships. Except as set forth on Schedule 5.31, the Company Group does not have any general or special powers of attorney outstanding (whether as grantor or grantee thereof) outside the Company Group or any obligation or liability (whether actual, accrued, accruing, contingent, or otherwise) as guarantor, surety, co-signer, endorser, co-maker, indemnitor or otherwise in respect of the obligation of any Person outside the Company Group or other than as reflected in the Financial Statements.

5.32 Directors and Officers. Schedule 5.32 sets forth a true, correct and complete list of all directors and officers of the Company.

5.33 Other Information. Neither this Agreement nor any of the documents or other information made available to the Purchaser Parties or their Affiliates, attorneys, accountants, agents or representatives pursuant hereto or in connection with Purchaser’s due diligence review of the Business, the Company share capital, the Company Group’s assets or the transactions contemplated by this Agreement contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements contained therein not misleading. The Company Group has provided the Purchaser Parties with all material information regarding the Business requested by the Purchaser Parties in writing.

5.34 Certain Business Practices. To the knowledge of the Company Group, neither the Company Group, nor any director, officer, agent or employee of the Company Group (in their capacities as such) has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977 or (iii) made any other unlawful payment. To the knowledge of the Company Group, neither the Company Group, nor any director, officer, agent or employee of the Company Group (nor any Person acting on behalf of any of the foregoing, but solely in his or her capacity as a director, officer, employee or agent of the Company Group) has, since September 2015, directly or indirectly, given or agreed to give any gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the Company Group or assist the Company Group in connection with any actual or proposed transaction, in each case, which, if not given could reasonably be expected to have had a Material Adverse Effect on the Company Group, or which, if not continued in the future, could reasonably be expected to adversely affect the business or prospects of the Company Group that could reasonably be expected to subject the Company Group to suit or penalty in any private or governmental litigation or proceeding.

5.35 Money Laundering Laws. The operations of the Company Group are and have been conducted at all times in compliance with applicable laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental Authority (collectively, the “Money Laundering Laws”), and no Action involving the Company Group with respect to the Money Laundering Laws is pending or, to the knowledge of the Company Group, threatened.

5.36 Not an Investment Company. The Company is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

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ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF PURCHASER PARTIES

The Purchaser Parties hereby, jointly and severally, represent and warrant to the Company Group that, except as disclosed in the Parent SEC Documents, each of the following representing representations and warranties is true, correct and complete as of the date of this Agreement and as of the Closing Date (or, if such representations and warranties are made with respect to a certain date, as of such date):

6.1 Corporate Existence and Power. Parent is a company duly incorporated, validly existing and in good standing under the BVI Law. Each of Purchaser and Merger Sub is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands. Each of the Purchaser Parties has all power and authority, corporate and otherwise, and all governmental licenses, franchises, Permits, authorizations, consents and approvals required to own and operate its properties and assets and to carry on its business as presently conducted and as proposed to be conducted.

6.2 Corporate Authorization. The execution, delivery and performance by the Purchaser Parties of this Agreement and the Additional Agreements (to which it is a party) and the consummation by the Purchaser Parties of the transactions contemplated hereby and thereby are within the corporate powers of the Purchaser Parties and have been duly authorized by all necessary corporate action on the part of Purchaser Parties to the extent required by their respective Organizational Documents, applicable Laws or any Contract to which it is a party or by which its securities are bound other than the Required Parent Stockholder Approval (as defined in Section 10.1(f)). This Agreement has been duly executed and delivered by the Purchaser Parties and it constitutes, and upon their execution and delivery, the Additional Agreements (to which it is a party) will constitute, a valid and legally binding agreement of the Purchaser Parties, enforceable against them in accordance with their representative terms.

6.3 Governmental Authorization. Other than as required under applicable Laws, neither the execution, delivery nor performance by the Purchaser Parties of this Agreement or any Additional Agreements requires any consent, approval, license or other action by or in respect of, or registration, declaration or filing with any Authority.

6.4 Non-Contravention. The execution, delivery and performance by the Purchaser Parties of this Agreement or any Additional Agreements do not and will not (i) provide that holders of fewer than the number of Parent Ordinary Shares specified in the Parent’s Organizational Documents exercise its redemption rights with respect to such transaction, contravene or conflict with the organizational or constitutive documents of Purchaser, or (ii) contravene or conflict with or constitute a violation of any provision of any Law, judgment, injunction, order, writ, or decree binding upon the Purchaser Parties, except, in each case of clauses (i) and (ii), for any contravention or conflicts that would not reasonably be expected to have a Material Adverse Effect on the Purchaser Parties.

6.5 Finders’ Fees. Except for the Deferred Underwriting Amount and the Advisory Fees, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Parent, Purchaser or their Affiliates who might be entitled to any fee or commission from the Company, or any of its Affiliates upon consummation of the transactions contemplated by this Agreement or any of the Additional Agreements.

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6.6 Issuance of Shares. The Closing Payment Shares, when issued in accordance with this Agreement, will be duly authorized and validly issued, and will be fully paid and nonassessable.

6.7 Capitalization.

(a) Parent is authorized to issue an unlimited number of shares of a single class each with no par value, of which 7,566,250 Parent Ordinary Shares are issued and outstanding as of the date hereof. 460,000 Parent Ordinary Shares are reserved for issuance upon the exercise of the Parent Units underlying the Parent UPO, and another 3,660,000 Parent Ordinary Shares are reserved for issuance with respect to the Parent Warrants and Parent Rights. Except as set forth in Schedule 6.7 (a), no other shares or other securities of Parent are issued, reserved for issuance or outstanding. All issued and outstanding Parent Ordinary Shares are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of BVI Law, the Parent’s Organizational Documents or any contract to which Parent is a party or by which Parent is bound. Except as set forth in the Parent’s Organizational Documents, there are no outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any Parent Ordinary Shares or any capital equity of Parent. There are no outstanding contractual obligations of Parent to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

(b) At the date of this Agreement, the authorized share capital of the Purchaser is $50,000 divided into 500,000,000 shares, par value $0.0001 per share, of which one (1) share of the Purchaser is issued and outstanding as of the date hereof. No other shares or other voting securities of Purchaser are issued, reserved for issuance or outstanding. All issued and outstanding shares of the Purchaser are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of Cayman Islands Law, the Purchaser’s Organizational Documents or any contract to which Purchaser is a party or by which Purchaser is bound. Except as set forth in the Purchaser’s Organizational Documents, there are no outstanding contractual obligations of Purchaser to repurchase, redeem or otherwise acquire any Purchaser Ordinary Shares or any capital equity of Purchaser. There are no outstanding contractual obligations of Purchaser to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

(c) At Closing, the authorized share capital of the Purchaser shall be US$50,000 divided into 500,000,000 shares of par value of US$0.0001 each, comprising of 400,000,000 class A ordinary shares of par value of US$0.0001 each, and 100,000,000 class B ordinary shares of par value of US$0.0001. As of immediately prior to the Closing, there shall be 7,566,250 Purchaser Class A Ordinary Shares (assuming no conversion of Parent Excluded Shares), 0 Purchaser Class B Ordinary Shares, 3,050,000 Purchaser Warrants, 610,000 Purchaser Rights and one (1) Purchaser UPO issued and outstanding. No other shares or other voting securities of Purchaser are issued, reserved for issuance or outstanding. All issued and outstanding Purchaser Ordinary Shares are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of Cayman Islands Law, the Purchaser’s Organizational Documents or any contract to which Purchaser is a party or by which Purchaser is bound. Except as set forth in the Purchaser’s Organizational Documents, there are no outstanding contractual obligations of Purchaser to repurchase, redeem or otherwise acquire any Purchaser Ordinary Shares or any capital equity of Purchaser. There are no outstanding contractual obligations of Purchaser to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

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(d) The authorized share capital of Merger Sub is $50,000 divided into 500,000,000 ordinary shares, par value $0.0001 per share (the “Merger Sub Ordinary Share”) of which one (1) share of Merger Sub Ordinary Share is issued and outstanding. No other shares or other voting securities of Merger Sub are issued, reserved for issuance or outstanding. All issued and outstanding of Merger Sub Ordinary Share(s) are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of Cayman Islands Law, the Merger Sub’s Organizational Documents or any contract to which Merger Sub is a party or by which Merger Sub is bound. Except as set forth in the Merger Sub’s Organizational Documents, there are no outstanding contractual obligations of Merger Sub to repurchase, redeem or otherwise acquire any Merger Sub Ordinary Share(s) or any share capital or equity of Merger Sub. There are no outstanding contractual obligations of Merger Sub to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

(e) Except for securities described in the foregoing sub-sections of this Section 6.7 or as set forth in Schedule 6.7(a), the Purchaser Parties have not issued any share capital, options, warrants, preemptive rights, calls, convertible or exchangeable securities or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of the Purchaser Parties or obligating any Purchaser Party to issue or sell any share capital or other equity or voting securities or interests in any Purchaser Party. The Purchaser Parties are not party to, or otherwise bound by, and the Purchaser Parties have not granted, any equity appreciation rights, participations, phantom equity or similar rights.

6.8 Information Supplied. None of the information supplied or to be supplied by any Purchaser Party expressly for inclusion or incorporation by reference in the filings with the SEC and mailings to Parent’s stockholders with respect to the solicitation of proxies to approve the transactions contemplated hereby will, at the date of filing and/ or mailing, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (subject to the qualifications and limitations set forth in the materials provided by Parent or that is included in the Parent SEC Documents).

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6.9 Trust Fund. As of the date of this Agreement, the Parent has at least $57,500,000 in the trust fund established by the Parent for the benefit of its public stockholders (the “Trust Fund”) in a United States-based account at JP Morgan Chase, N.A., maintained by Continental Stock Transfer & Trust Company, LLC (the “Continental”) acting as trustee (the “Trust Account”), and such monies are invested in “government securities” (as such term is defined in the Investment Company Act of 1940, as amended) and held in trust by Continental pursuant to the Investment Management Trust Agreement.

6.10 Listing. As of the date hereof, the Parent Units, Parent Ordinary Shares, Parent Warrants and Parent Rights are listed on the Nasdaq Capital Market, with trading symbols “GBRGU,” “GBRG,” “GBRGW,” and “GBRGR.”

6.11 Board Approval. Each of the Parent Board (including any required committee or subgroup of such boards), the sole director of the Purchaser and the sole director of the Merger Sub have, as of the date of this Agreement, (i) declared the advisability of the transactions contemplated by this Agreement, (ii) determined that the transactions contemplated hereby are in the best interests of the stockholders or shareholders of the Purchaser Parties, as applicable, and (iii) solely with respect to the Parent Board, determined that the transactions contemplated hereby constitutes a “Business Combination” as such term is defined in Parent’s Organizational Documents.

6.12 Parent SEC Documents and Financial Statements.

(a) Parent has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed or furnished by Parent with the SEC since Parent’s formation under the Exchange Act or the Securities Act, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement (the “Additional Parent SEC Documents”). Parent has made available to the Company copies in the form filed with the SEC of all of the following, except to the extent available in full without redaction on the SEC’s website through EDGAR for at least two (2) days prior to the date of this Agreement: (i) Parent’s Annual Reports on Form 10-K for each fiscal year of Parent beginning with the first year Parent was required to file such a form, (ii) Parent’s Quarterly Reports on Form 10-Q for each fiscal quarter of Parent beginning with the first quarter Parent was required to file such a form, (iii) all proxy statements relating to Parent’s meetings of stockholders (whether annual or special) held, and all information statements relating to stockholder consents, since the beginning of the first fiscal year referred to in clause (i) above, (iv) its Form 8-Ks filed since the beginning of the first fiscal year referred to in clause (i) above, and (v) all other forms, reports, registration statements and other documents (other than preliminary materials if the corresponding definitive materials have been provided to the Company pursuant to this Section 6.12) filed by Parent with the SEC since Parent’s formation (the forms, reports, registration statements and other documents referred to in clauses (i), (ii), (iii), and (iv) above, whether or not available through EDGAR, are, collectively, the “Parent SEC Documents”). The Parent SEC Documents were, and the Additional Parent SEC Documents will be, prepared in all material respects in accordance with the requirements of the Securities Act, the Exchange Act, and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The Parent SEC Documents did not, and the Additional Parent SEC Documents will not, at the time they were or are filed, as the case may be, with the SEC (except to the extent that information contained in any Parent SEC Document or Additional Parent SEC Document has been or is revised or superseded by a later filed Parent SEC Document or Additional Parent SEC Document, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As used in this Section 6.12, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

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(b) The Parent Financial Statements are complete and accurate and fairly present in all material respects, in conformity with U.S. GAAP applied on a consistent basis in all material respects and Regulation S-X or Regulation S-K, as applicable, the financial position of the Purchaser as of the dates thereof and the results of operations of the Purchaser for the periods reflected therein. The Parent Financial Statements (i) were prepared from the Books and Records of the Parent; (ii) were prepared on an accrual basis in accordance with U.S. GAAP consistently applied; (iii) contain and reflect all necessary adjustments and accruals for a fair presentation of the Parent’s financial condition as of their dates; and (iv) contain and reflect adequate provisions for all material Liabilities for all material Taxes applicable to the Parent with respect to the periods then ended.

(c) Except as specifically disclosed, reflected or fully reserved against in the Parent Financial Statements, and for liabilities and obligations of a similar nature and in similar amounts incurred in the ordinary course of business since the Parent’s formation, there are no material liabilities, debts or obligations (whether accrued, fixed or contingent, liquidated or unliquidated, asserted or unasserted or otherwise) relating to the Purchaser Parties or their subsidiaries. All debts and Liabilities, fixed or contingent, which should be included under U.S. GAAP on a balance sheet are included in the Parent Financial Statements.

6.13 Litigation. There is no Action (or any basis therefore) pending against any Purchaser Party, any of its officers or directors or any of its securities or any of its assets or Contracts before any court, Authority or official or which in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated hereby or by the Additional Agreements. There are no outstanding judgments against the Purchaser Parties. No Purchaser Party is, and has previously been, subject to any legal proceeding with any Authority.

6.14 Compliance with Laws. No Purchaser Party is in violation of, has violated, or is under investigation with respect to any violation or alleged violation of, any Law, or judgment, order or decree entered by any court, arbitrator or Authority, domestic or foreign, nor is there any basis for any such charge and no Purchaser Party has not previously received any subpoenas by any Authority.

6.15 Money Laundering Laws. The operations of the Purchaser Parties are and have been conducted at all times in compliance with the Money Laundering Laws, and no Action involving the Purchaser Parties with respect to the Money Laundering Laws is pending or, to the knowledge of the Purchaser Parties, threatened.

6.16 OFAC. Neither the Purchaser Parties, nor any director or officer of the Purchaser Parties (nor, to the knowledge of the Purchaser Parties, any agent, employee, affiliate or Person acting on behalf of the Purchaser Parties) is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the OFAC; and the Purchaser Parties have not, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any subsidiary, joint venture partner or other Person, in connection with any sales or operations in Balkans, Belarus, Burma, Cote D’Ivoire (Ivory Coast), Cuba, Democratic Republic of Congo, Iran, Iraq, Liberia, North Korea, Sudan, Syria, or Zimbabwe or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC in the previous fiscal years.

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6.17 Not an Investment Company. The Parent is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

6.18 Tax Matters.

(a) Except in each case as to matters that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each Purchaser Party has duly and timely filed all Tax Returns which are required to be filed by or with respect to it, and has paid all Taxes which have become due; (ii) all such Tax Returns are true, correct and complete and accurate and disclose all Taxes required to be paid; (iii) all such Tax Returns have been examined by the relevant Taxing Authority or the period for assessment for Taxes in respect of such Tax Returns has expired; (iv) there is no Action, pending or proposed in writing or, to the knowledge of the Purchaser Parties, threatened, with respect to Taxes of the Purchaser Parties or for which a Lien may be imposed upon any of either of the Purchaser Parties’ assets; (v) no statute of limitations in respect of the assessment or collection of any Taxes of the Purchaser Parties for which a Lien may be imposed on any of the Purchaser Parties’ assets has been waived or extended, which waiver or extension is in effect, except for automatic extensions of time to file Tax Returns obtained in the ordinary course of business; (vi) to the knowledge of the Purchaser Parties, the Purchaser Parties complied with all applicable Laws relating to the reporting, payment, collection and withholding of Taxes and has duly and timely withheld or collected, paid over to the applicable Taxing Authority and reported all Taxes (including income, social, security and other payroll Taxes) required to be withheld or collected by the Purchase Parties; (vii) to the knowledge of the Purchaser Parties, no stock transfer Tax, sales Tax, use Tax, real estate transfer Tax or other similar Tax will be imposed on the transfer of the securities to Purchaser pursuant to this Agreement or otherwise with respect to or as a result of any transaction contemplated by this Agreement; (viii) none of the assets of the Purchaser Parties is required to be treated as owned by another Person for U.S. federal income Tax purposes pursuant to Section 168(f)(8) of the Code (as in effect prior to its amendment by the Tax Reform Act of 1986); (ix) there is no Lien (other than Permitted Liens) for Taxes upon any of the assets of the Purchaser Parties; (x) there is no outstanding request for a ruling from any Taxing Authority, request for a consent by a Taxing Authority for a change in a method of accounting, subpoena or request for information by any Taxing Authority, or closing agreement with any Taxing Authority (within the meaning of Section 7121 of the Code or any analogous provision of the applicable Law), with respect to the Purchaser Parties; (xi) no claim has been made by a Taxing Authority in a jurisdiction where the Purchaser Parties have not paid any tax or filed Tax Returns, asserting that any of the Purchaser Parties is or may be subject to Tax in such jurisdiction; (xii) there is no outstanding power of attorney from either of the Purchaser Parties authorizing anyone to act on behalf of such party in connection with any Tax, Tax Return or Action relating to any Tax or Tax Return of that party; (xiii) no Purchaser Party is, or has ever been, a party to any Tax sharing or Tax allocation Contract, other than any customary commercial contract the principal subject of which is not Taxes; and (xiv) neither Purchaser Party is currently or has ever been included in any consolidated, combined or unitary Tax Return other than a Tax Return that includes only the Purchaser Parties.

(b) The unpaid Taxes of the Purchaser Parties for the current fiscal year (i) did not, as of the most recent fiscal month end, exceed the reserve for Tax liability (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Financial Statements and (ii) will not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Purchaser Parties in filing its Tax Return.

6.19 Contracts. Schedule 6.19 lists all material Contracts, oral or written to which any of the Purchaser Parties is a party other than those available in full without redaction on the SEC’s website through EDGAR.

6.20 No Alternative Transactions. Parent Party is not engaged in negotiations or discussions with respect to any Alternative Transactions, and all negotiations and discussions relating to potential Alternative Transactions have been terminated.

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ARTICLE VII
COVENANTS OF THE COMPANY GROUP AND THE PURCHASER PARTIES PENDING CLOSING

Each of the Company Group and the Purchaser Parties covenants and agrees that:

7.1 Conduct of the Business

(a) From the date hereof through the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, the Company shall, and shall cause its Subsidiaries to, conduct their respective business only in the ordinary course, (including the payment of accounts payable and the collection of accounts receivable), consistent with past practices, and shall not enter into any material transactions without the prior written consent of the other party, and shall use its best efforts to preserve intact its business relationships with employees, clients, suppliers and other third parties. Without limiting the generality of the foregoing, from the date hereof until and including the Closing Date, without the Parent’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed), the Company Group shall not:

(i) materially amend, modify or supplement its Organizational Documents other than pursuant to this Agreement;

(ii) amend, waive any provision of, terminate prior to its scheduled expiration date, or otherwise compromise in any way, any Contract or any other right or asset of the Company Group other than in ordinary course of business consistent with past practice (individually or in the aggregate), which involve payments in excess of $7,000,000;

(iii) modify, amend or enter into any contract, agreement, license or, commitment, which obligates the payment of more than $8,000,000 out of ordinary course of business consistent with past practice (individually or in the aggregate);

(iv) make any capital expenditures in excess of $8,000,000 (individually or in the aggregate, other than in the ordinary course of business);

(v) sell, lease, license or otherwise dispose of any of the Company Group’s assets or assets covered by any Contract except (i) pursuant to existing contracts or commitments disclosed herein, (ii) sales of Inventory in the ordinary course consistent with past practice, and (iii) not exceeding $7,000,000 except in the ordinary course of business consistent with past practice;

(vi) accept returns of products sold from Inventory except in the ordinary course, consistent with past practice;

(vii) pay, declare or promise to pay any dividends or other distributions with respect to its capital stock or share capital, or pay, declare or promise to pay any other payments to any stockholder or shareholder (other than, in the case of any stockholder or shareholder that is an employee, payments of salary accrued in said period at the current salary rate except as provided in existing employment agreements);

(viii) suffer or incur any Lien on the Company Group’s assets, except for Permitted Liens or the Liens incurred in the ordinary course of business consistent with past practice;

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(ix) suffer any damage, destruction or loss of property out of ordinary course of business related to any of the Company Group’s assets, whether or not covered by insurance, the aggregate value of which, following any available insurance reimbursement, exceed $10,000,000;

(x) merge or consolidate with or acquire any other Person or be acquired by any other Person;

(xi) make any change in its accounting principles other than in accordance with the applicable accounting policies or methods or write down the value of any Inventory or assets other than in the ordinary course of business consistent with past practice;

(xii) change the principal place of business or jurisdiction of organization other than pursuant to the Reincorporation Merger;

(xiii) extend any loans other than travel or other expense advances to employees in the ordinary course of business or with the principal amount not exceeding $1,000,000;

(xiv) issue, redeem or repurchase any capital stock or share, membership interests or other securities, or issue any securities exchangeable for or convertible into any share or any shares of its capital stock other than pursuant to the Company Plan;

(xv) make or change any material Tax election or change any annual Tax accounting periods;

(xvi) take any action that would reasonably be expected to cause the Acquisition Merger to fail to qualify for the Intended Tax Treatment; or

(xvii) undertake any legally binding obligation to do any of the foregoing.

(b) From the date hereof through the Closing Date, the Parent and the Purchaser after the Reincorporation Effective Time shall remain a “blank check company” as defined under the Securities Act, shall not conduct any business operations other than in connection with this Agreement and ordinary course operations to maintain its status as a Nasdaq-listed special purpose acquisition company pending the completion of the transactions contemplated hereby. Without limiting the generality of the foregoing, through the Closing Date, other than in connection with the transactions contemplated by this Agreement, without the other party’s prior written consent (which shall not be unreasonably withheld), the Purchaser Parties shall not, and shall not cause its Subsidiaries to amend, waive or otherwise change the Investment Management Trust Agreement in any manner adverse to the Purchaser Parties.

(c) Neither party shall (i) take or agree to take any action that might make any representation or warranty of such party inaccurate or misleading in any material respect at, or as of any time prior to, the Closing Date or (ii) omit to take, or agree to omit to take, any action necessary to prevent any such representation or warranty from being inaccurate or misleading in any material respect at any such time other than conditions or events of which none of the Company Group can control.

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(d) From the date hereof through the earlier of (x) termination of this Agreement in accordance with Article XIII and (y) the Closing, other than in connection with the transactions contemplated hereby, neither the Company Group, on the one hand, nor the Purchaser Parties, on the other hand, shall, and such Persons shall cause each of their respective officers, directors, Affiliates, managers, consultants, employees, representatives (including investment bankers, attorneys and accountants) and agents not to, directly or indirectly, (i) encourage, solicit, initiate, engage or participate in negotiations or discussions with any Person concerning, or make any offers or proposals related to, any Alternative Transaction, (ii) take any other action intended or designed to facilitate the efforts of any Person relating to a possible Alternative Transaction, (iii) enter into, engage in or continue any discussions or negotiations with respect to an Alternative Transaction with, or provide any non-public information, data or access to employees to, any Person that has made, or that is considering making, a proposal with respect to an Alternative Transaction or (iv) approve, recommend or enter into any Alternative Transaction or any Contract related to any Alternative Transaction. For purposes of this Agreement, the term “Alternative Transaction” shall mean any of the following transactions involving the Company Group or the Purchaser Parties (other than the transactions contemplated by this Agreement): (1) any merger, consolidation, share exchange, business combination, amalgamation, recapitalization, consolidation, liquidation or dissolution or other similar transaction, or (2) any sale, lease, exchange, transfer or other disposition of a material portion of the assets of such Person (other than the sale, the lease, transfer or other disposition of assets in the ordinary course of business) or any class or series of the share capital or capital stock or other equity interests of the Company Group or the Purchaser Parties in a single transaction or series of transactions. In the event that there is an unsolicited proposal for, or an indication of a serious interest in entering into, an Alternative Transaction, communicated in writing to the Company Group or the Purchaser Parties or any of their respective representatives or agents (each, an “Alternative Proposal”), such party shall as promptly as practicable (and in any event within two (2) Business Days after receipt) advise the other parties to this Agreement in writing of such Alternative Proposal and the material terms and conditions of any such Alternative Proposal (including any changes thereto) and the identity of the person making any such Alternative Proposal. The Company Group and the Purchaser Parties shall keep the other parties informed on a reasonably current basis of material developments with respect to any such Alternative Proposal.

7.2 Access to Information. From the date hereof until and including the Closing Date, the Company Group and the Purchaser Parties shall, to the best of their abilities, (a) continue to give the other party, its legal counsel and other representatives full access to the offices, properties, and Books and Records, (b) furnish to the other party, its legal counsel and other representatives such information relating to the business of the Company Group or the Purchaser Parties as such Persons may request and (c) cause its respective employees, legal counsel, accountants and representatives to cooperate with the other party in such other party’s investigation of its business; provided that no investigation pursuant to this Section (or any investigation prior to the date hereof) shall affect any representation or warranty given by the Company Group or the Purchaser Parties and, provided further, that any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company Group or the Purchaser Parties. Notwithstanding anything to the contrary in this Agreement, neither party shall be required to provide the access described above or disclose any information if doing so is reasonably likely to (i) result in a waiver of attorney client privilege, work product doctrine or similar privilege or (ii) violate any contract to which it is a party or to which it is subject or applicable Law, provided that the non-disclosing party must advise the other party that it is withholding such access and/or information and (to the extent reasonably practicable) and provide a description of the access not granted and/or information not disclosed.

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7.3 Notices of Certain Events. Each party shall promptly notify the other party of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement or that the transactions contemplated by this Agreement might give rise to any Action by or on behalf of such Person or result in the creation of any Lien on any Company Share or share capital or capital stock of the Purchaser Parties or any of the Company Group’s or the Purchaser Parties’ assets;

(b) any notice or other communication from any Authority in connection with the transactions contemplated by this Agreement or the Additional Agreements;

(c) any Actions commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting the consummation of the transactions contemplated by this Agreement or the Additional Agreements;

(d) the occurrence of any fact or circumstance which constitutes or results, or might reasonably be expected to constitute or result, in a Material Adverse Change; and

(e)  the occurrence of any fact or circumstance which results, or might reasonably be expected to result, in any representation made hereunder by such party to be false or misleading in any material respect or to omit or fail to state a material fact.

7.4 SEC Filings.

(a) The Company Group acknowledges that:

(i) the Parent’s stockholders must approve the transactions contemplated by this Agreement prior to the Acquisition Merger contemplated hereby being consummated and that, in connection with such approval, the Parent must call a special meeting of its stockholders requiring Purchaser to prepare and file with the SEC a Proxy Statement and Registration Statement (as defined in Section 9.5);

(ii) the Purchaser Parties will be required to file Quarterly and Annual reports that may be required to contain information about the transactions contemplated by this Agreement; and

(iii) the Parent will be required to file a Form 8-K to announce the transactions contemplated hereby and other significant events that may occur in connection with such transactions.

(b)  In connection with any filing the Purchaser Parties make with the SEC that requires information about the transactions contemplated by this Agreement to be included, the Company Group will, and will use its best efforts to cause its Affiliates, in connection with the disclosure included in any such filing or the responses provided to the SEC in connection with the SEC’s comments to a filing, to use their best efforts to (i) cooperate with the Purchaser Parties, (ii) respond to questions about the Company Group required in any filing or requested by the SEC, and (iii) provide any information requested by the Purchaser Parties in connection with any filing with the SEC.

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(c) Company Group Cooperation. The Company Group acknowledges that a substantial portion of the filings with the SEC and mailings to each Purchaser Party’s stockholders or shareholders with respect to the Proxy Statement shall include disclosure regarding the Company Group and its management, operations and financial condition. Accordingly, the Company Group agrees to as promptly as reasonably practical provide the Purchaser Parties with such information as shall be reasonably requested by the Purchaser Parties for inclusion in or attachment to the Proxy Statement, that is accurate in all material respects and complies as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder and in addition shall contain substantially the same financial and other information about the Company Group and its stockholders or shareholders as is required under Regulation 14A of the Exchange Act regulating the solicitation of proxies. The Company Group understands that such information shall be included in the Proxy Statement and/or responses to comments from the SEC or its staff in connection therewith and mailings. The Company Group shall cause their managers, directors, officers and employees to be reasonably available to the Purchaser Parties and their counsel in connection with the drafting of such filings and mailings and responding in a timely manner to comments from the SEC.

7.5 Financial Information. The Company will deliver to the Purchaser Parties (i) audited consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2020 and 2021, consisting of the audited consolidated balance sheets as of such dates, the audited consolidated income statements for the twelve (12) month periods ended on such dates, and the audited consolidated cash flow statements for the twelve (12) month periods ended on such dates (the “Audited Financial Statements”) by no later than June 30, 2022, and (ii) reviewed financial statements of the Company as of and for the three (3) month period ended March 31, 2022, by no later than June 30, 2022 or such date to be mutually agreed by parties to this Agreement, all prepared in conformity with U.S. GAAP under the standards of the Public Company Accounting Oversight Board (the “U.S. GAAP Financial Statements”). The U.S. GAAP Financials shall be (i) prepared from the Books and Records of the Company; (ii) prepared on an accrual basis in accordance with U.S. GAAP; (iii) contain and reflect all necessary adjustments and accruals for a fair presentation of the Company’s financial condition as of their dates including for all warranty, maintenance, service and indemnification obligations; and (iv) contain and reflect adequate provisions for all Liabilities for all material Taxes applicable to the Company with respect to the periods then ended. The U.S. GAAP Financial Statements will be complete and accurate and fairly present in all material respects, in conformity with U.S. GAAP applied on a consistent basis in all material respects, the financial position of the Company as of the dates thereof and the results of operations of the Company for the periods reflected therein. The Company Group will provide additional financial information as reasonably requested by the Purchaser Parties for inclusion in any filings to be made by the Purchaser Parties with the SEC. If reasonably requested by the Purchaser Parties, the Company Group shall use their reasonable best efforts to cause such information reviewed or audited by the Company Group’s auditors.

7.6 Trust Account. The Company Group acknowledges that the Purchaser Parties shall make appropriate arrangements to cause the funds in the Trust Account to be disbursed in accordance with the Investment Management Trust Agreement and be paid in sequence of (i) all amounts payable to Parent shareholders holding Parent Ordinary Shares who shall have validly redeemed their Parent Ordinary Shares upon acceptance by the Parent of the Parent Ordinary Shares (the “Share Redemption”), (ii) the expenses of the Purchaser Parties to the third parties to which they are owed, (iii) the Deferred Underwriting Amount to the underwriter in the IPO, (iv) any amounts payable in accordance with any promissory notes issued prior to the Closing, and (v) the remaining monies in the Trust Account to the Purchaser Parties. Except as otherwise expressly provided in the Investment Management Trust Agreement, Purchaser Parties shall not agree to, or permit, any amendment or modification of, or waiver under, the Investment Management Trust Agreement without the prior written consent of the Company.

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7.7 Directors’ and Officers’ Indemnification and Insurance.

(a) The parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of the Purchaser Parties and the Company Group (the “D&O Indemnified Persons”) as provided in their respective Organizational Documents, in each case as in effect on the date of this Agreement, or under any indemnification, employment or other similar agreements between any D&O Indemnified Person and any of the Purchaser Parties or the Company Group, as the case may be, in effect on the date hereof and disclosed in Schedule 7.7(a), shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of three (3) years after the Reincorporation Effective Time, Purchaser shall cause the Organizational Documents of Purchaser and the Company to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of the Purchaser Parties to the extent permitted by applicable Law. The provisions of this Section 7.7 shall survive the Closing and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and representatives.

(b) The Company shall, or shall cause its Affiliates to, obtain and fully pay the premium for a “tail” insurance policy that provides coverage for the benefit of the D&O Indemnified Persons (the “D&O Tail Insurance”) for anytime starting from March 1, 2022 to the third anniversary of the Closing Date. that is substantially equivalent to and in any event not less favorable in the aggregate than Parent’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided that in no event shall the Company be required to expend for such policies pursuant to this Section 7.7(b) an annual premium amount in excess of 200% of the amount per annum the Parent paid in its last full fiscal year, which amount is set forth in Schedule 7.7(b). Parent shall cause such D&O Tail Insurance to be maintained in full force and effect, for its full term, and cause the other Purchaser Parties to honor all obligations thereunder.

(c) On the Closing Date, the Purchaser shall enter into customary indemnification agreements reasonably satisfactory to all parties with the individuals set forth on Schedule 7.7(c), which indemnification agreements shall continue to be effective following the Closing.

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ARTICLE VIII

COVENANTS OF THE COMPANY GROUP

The Company Group agrees that:

8.1 Reporting and Compliance with Laws. From the date hereof through the Closing Date, the Company Group shall duly and timely file all material Tax Returns required to be filed with the applicable Taxing Authorities, pay any and all Taxes required by any Taxing Authority and duly observe and conform in all material respects, to all applicable Laws and Orders.

8.2 Reasonable Best Efforts to Obtain Consents.

(a) The Company Group shall use its reasonable best efforts to obtain each third party consent which are required in the ordinary course of business as promptly as practicable hereafter.

(b) The Company Group shall use its reasonable best efforts to obtain or provide, as applicable, at the earliest practicable date, all consents, approvals and notices listed in Schedule 8.2(b). The Company shall keep Purchaser Parties apprised of its efforts undertaken by reason of this Section 8.2(b) and the results of such efforts including by giving Purchaser Parties copies of consents obtained and notices provided.

8.3 Annual and Interim Financial Statements. From the date hereof through the Closing Date, within seventy-five (75) calendar days following the end of each six-month period, the Company Group shall deliver to Purchaser Parties unaudited consolidated financial statements reviewed by the Company’s auditor. The Company Group shall also promptly deliver to the Purchaser Parties copies of any audited annual consolidated financial statements of the Company that the Company’s auditor may issue.

8.4 Key Employees of the Company. Schedule 8.4 lists those employees designated by the Company Group as key personnel of the Company Group (the “Key Personnel”). The Key Personnel shall, as a condition to their continued employment with the Company Group, execute and deliver to the Company Group non-disclosure, non-solicitation and non-compete agreements (the “Non-disclosure and Non-solicitation Agreements and Non-Compete Agreements”).

8.5 Sale of Insider Shares. The Company shall purchase up to an aggregate of 400,000 Purchaser Ordinary Shares held by the Initial Shareholders (the “Insider Shares”) at a price of $10.00 per Insider Share for up to an aggregate purchase price of $4,000,000 (the “Insider Sale Purchase Price”) pursuant and subject to a stock purchase agreement between the Initial Shareholders and the Company dated as of the date of this Agreement, substantially in the form of Exhibit D (the “Insider Share Purchase Agreement”).

8.6 Company Shareholders Lock-Up Agreement. The Company Shareholders Lock-Up Agreement shall include, among other provisions, restrictions on transfer of the shares of Purchaser Ordinary Shares issued in connection with the Acquisition Merger hereunder, pursuant to which the shares of Purchaser Ordinary Shares issued to the Shareholder who holds more than 30% of the Company prior to the Acquisition Merger except for those listed on the schedule will be locked up for one (1) year after the Closing.

8.7 Settlement of the Purchaser Parties’ Transaction Costs.

(a) From the date hereof through the Closing Date, all the Transaction Costs, other than those payable at Closing from the Trust Account, shall be settled and paid in full by the Company.

(b) In the event that the Closing Date does not occur by June 4, 2022 (the “Initial Period”), the Parent shall have the right to extend the Initial Period up to two times for three months each time (each an “Extension Period”), as described in the Prospectus. Provided that this Agreement has not been terminated, upon notification from the Parent no later than twenty (20) days prior to the end of the Initial Period or any Extension Period, no later than ten (10) days prior to the end of the applicable Initial Period or Extension Period, the Company shall deposit the Extension Fees into the Trust Account. Parent agrees to take all actions necessary to ensure that the consummation period is accordingly extended pursuant to the terms of the Prospectus.

(c) In the event that the Closing Date does not occur by the end of all Extension Periods, the Parent may extend its life pursuant to an amendment to its amended and restated memorandum and articles of association one or more times (the “Additional Extension Periods”). Providing that this Agreement has not been terminated, upon notification from the Parent no later than twenty (20) days prior to the end of any Extension Period or Additional Extension Period, as applicable, no later than ten (10) days prior to the end of the then applicable Extension Period or Additional Extension Period, the Company shall deposit the Extension Fees into the Trust Account.

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ARTICLE IX

COVENANTS OF ALL PARTIES HERETO

The parties hereto covenant and agree that:

9.1 Reasonable Best Efforts; Further Assurances. Subject to the terms and conditions of this Agreement, each party shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Laws, and cooperate as reasonably requested by the other parties, to consummate and implement expeditiously each of the transactions contemplated by this Agreement. The parties hereto shall execute and deliver such other documents, certificates, agreements and other writings and take such other actions as may be necessary or reasonably desirable in order to consummate or implement expeditiously each of the transactions contemplated by this Agreement.

9.2 Tax Matters.

(a) The Company Group shall prepare (or cause to be prepared) and file (or cause to be filed) on a timely basis (taking into account valid extensions of time to file) all material Tax Returns of the Company Group required to be filed by the Company Group after the Closing Date for taxable periods ending on or before the Closing Date. Such Tax Returns shall be true, correct and complete in all material respects, and shall be prepared on a basis consistent with the similar Tax Returns for the immediately preceding taxable period. The cost of preparing such Tax Returns shall be borne by the Company Group. The Company Group shall give a copy of each such Tax Return to the Purchaser with reasonable time prior to filing for its review and comment. The Company Group (prior to the Closing) and the Purchaser (following the Closing) shall cause the Company Group to cooperate in connection with the preparation and filing of such Tax Returns, to timely pay the Tax shown to be due thereon, and to furnish the Purchaser proof of such payment.

(b) Purchaser shall prepare (or cause to be prepared) and file (or cause to be filed) on a timely basis (taking into account valid extensions of time to file) all material Tax Returns of the Company Group for taxable periods including the Closing Date but ending after the Closing Date. Any such Tax Returns for a period that includes the Closing Date shall be true, correct and complete in all material respects, and shall be prepared on a basis consistent with the similar Tax Returns for the immediately preceding taxable period. The Purchaser shall give a copy of each such Tax Return to the Principal Shareholders’ Representative with reasonable time prior to filing for his review and comment.

(c) Following the Closing, the Company Group may amend any Tax Return of the Company Group for any taxable period ending on or before the Closing with the consent of Purchaser, which consent shall not unreasonably be withheld, delayed or conditioned. The cost of preparing and filing such amended Tax Returns or participating in any such Tax proceeding shall be borne by the Company Group.

(d) Following the Closing, the Purchaser may amend any Tax Return of the Company Group for any taxable period ending on or before the Closing to correct any errors, with the consent of the Company Group, which consent shall not unreasonably be withheld, delayed or conditioned. The cost of preparing and filing such amended Tax Returns shall be borne by the Company Group.

(e) Purchaser shall retain (or cause the Company Group to retain) all Books and Records with respect to Tax matters of the Company Group for Pre-Closing Periods for at least seven (7) years following the Closing Date and to abide by all record retention agreements entered into by or with respect to the Company Group with any Taxing Authority.

For avoidance of doubt, the Purchaser shall prepare (or cause to be prepared) and file (or cause to be filed) on a timely basis (taking into account valid extensions of time to file) all Tax Returns of the Purchaser, the Parent and any of their Affiliates required to be filed after the Closing Date for taxable periods ending on or before the Closing Date. Such Tax Returns shall be true, correct and complete in all material respects, shall be prepared on a basis consistent with the similar Tax Returns for the immediately preceding taxable period. The Purchaser shall give a copy of each such Tax Return to the Company Group with reasonable time prior to filing for its review and comment.

9.3 Compliance with SPAC Agreements. The Company Group and Purchaser Parties shall comply with each of the applicable agreements entered into in connection with the IPO, including that certain registration rights agreement, dated as of March 1, 2021 by and between Parent and the investors named therein.

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9.4 Registration Statement.

(a) As promptly as practicable after the date hereof, Purchaser shall prepare with the assistance, cooperation and commercially reasonable efforts of the Company Group, and file with the SEC a registration statement on Form F-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of Purchaser Ordinary Shares to be issued in the Reincorporation Merger, which Registration Statement will also contain a proxy statement of Parent (as amended, the “Proxy Statement”) for the purpose of soliciting proxies from Parent shareholders for the matters to be acted upon at the Parent Special Meeting and providing the public shareholders of Parent an opportunity in accordance with Parent’s organizational documents and the IPO Prospectus to have their Parent Ordinary Shares redeemed in conjunction with the shareholders vote on the Parent Stockholder Approval Matters as defined below. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from Parent shareholders to vote, at an extraordinary general meeting of Parent shareholders to be called and held for such purpose (the “Parent Special Meeting”), in favor of resolutions approving (i) the adoption and approval of this Agreement and the Additional Agreements and the transactions contemplated hereby or thereby, including the Reincorporation Merger and the Acquisition Merger, by the holders of Parent Ordinary Shares in accordance with the Parent’s Organizational Documents, BVI Law, Cayman Law and the rules and regulations of the SEC and Nasdaq, (ii) adoption and approval of assumption of Company Plan by the Purchaser, (iii) such other matters as the Company Group and Parent shall hereafter mutually determine to be necessary or appropriate in order to effect the Reincorporation Merger, the Acquisition Merger and the other transactions contemplated by this Agreement (the approvals described in foregoing clauses (i) through (iii), collectively, the “Parent Stockholder Approval Matters”), and (iv) the adjournment of the Parent Special Meeting, if necessary or desirable in the reasonable determination of Parent. If on the date for which the Parent Special Meeting is scheduled, Parent has not received proxies representing a sufficient number of shares to obtain the Required Parent Stockholder Approval (as defined below), whether or not a quorum is present, Parent may make one or more successive postponements or adjournments of the Parent Special Meeting. In connection with the Registration Statement, Parent, Purchaser and the Company Group will file with the SEC financial and other information about the transactions contemplated by this Agreement in accordance with applicable Law and applicable proxy solicitation and registration statement rules set forth in Parent’s organizational documents, BVI Law, Cayman Law and the rules and regulations of the SEC and Nasdaq. The Purchaser shall cooperate and provide the Company Group (and its counsel) with a reasonable opportunity to review and comment on the Registration Statement and any amendment or supplement thereto prior to filing the same with the SEC. The Company Group shall provide the Purchaser Parties with such information concerning the Company Group and its equity holders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by the Company Group shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made not materially misleading (subject to the qualifications and limitations set forth in the materials provided by the Company Group). If required by applicable SEC rules or regulations, such financial information provided by the Company Group must be reviewed or audited by the Company Group’s auditors. The Parent shall provide such information concerning Parent and its equity holders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by the Parent shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made not materially misleading. The Purchaser will use all commercially reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Acquisition Merger and the transactions contemplated hereby.

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(b) Each party shall, and shall cause each of its Subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available at a reasonable time and location to the Company Group, Parent and their respective representatives in connection with the drafting of the public filings with respect to the transactions contemplated by this Agreement, including the Registration Statement, and responding in a timely manner to comments from the SEC. Each party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. Purchaser shall amend or supplement the Registration Statement and cause the Registration Statement, as so amended or supplemented, to be filed with the SEC and the Parent shall cause the Proxy Statement to be disseminated to Parent’s shareholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and Parent’s Organizational Documents.

(c) As soon as practicable following the Registration Statement “clearing” comments from the SEC and being declared effective by the SEC, Parent shall distribute the Proxy Statement to Parent’s shareholders, and, pursuant thereto, shall call the Parent Special Meeting in accordance with the BVI Law for a date no later than forty-five (45) days following the effectiveness of the Registration Statement.

9.5 Registration Rights of the Shareholders.

(a) Demand Registration. Commencing from the Closing Date, Purchaser, upon written demand (a “Demand Notice”) of any of the Shareholders, agrees to register all of the Purchaser Ordinary Shares issuable to the Shareholders in connection with the Acquisition Merger (the “Registrable Shares”). On such occasions, Purchaser will file a registration statement under Rule 415 of the Securities Act with the Commission covering the Registrable Shares within forty-five (45) days after receipt of a Demand Notice and use commercially reasonable efforts to have the registration statement declared effective promptly thereafter, subject to compliance with review by the Commission. In addition, KMBP Holdings Limited shall have the right to request the Purchaser to file up to three registration statements covering some or all of its Purchaser Ordinary Shares. On such occasions, Purchaser will file such registration statement within forth-five (45) days after receipt of a Demand Notice and use commercially reasonable efforts to have the registration statement declared effective promptly thereafter, subject to compliance with review by the Commission. Purchaser shall cause any registration statement filed pursuant to this Section 9.6 (a) to remain effective for a period of at least 24 consecutive months after the initial effectiveness date of such registration statement or as long as a Shareholder is an affiliate and cannot sell all of its shares pursuant to Rule 144 under the Securities Act during a three-month period (without any volume and other limits), if longer. Purchaser will facilitate underwritten offerings and/or unlimited shelf takedowns as the case may be. Purchaser will also facilitate in-kind distributions to its partners, members or shareholders by any of the Shareholders, including at a Shareholder’s request through filing one or more registration statements, prospectus supplements or post-effective amendments to an existing resale registration statement.

(b) “Piggy-back” Registration. Commencing from the Closing Date, any of the Shareholders shall have the right, for a period of five years commencing on the Closing, to include the remaining Registrable Shares as part of any other registration of securities filed by Purchaser. In the event of such a proposed registration, Purchaser shall furnish the Shareholders of outstanding Registrable Shares with not less than 15 days written notice prior to the proposed date of filing of such registration statement. The Shareholders shall exercise the “piggy-back” rights provided for herein by giving written notice, within five days of the receipt of Purchaser’s notice of its intention to file a registration statement.

(c) Expenses. Purchaser shall bear all fees and expenses attendant to registering the Registrable Shares pursuant to Section 9.5 hereof.

(d) Shareholders Registration Rights Agreement. Prior to the Closing, Purchaser shall enter into a registration rights agreement with the Shareholders that (i) reflects the terms of this Section 9.5, (ii) contains such other terms and conditions related to registration rights under U.S. securities laws as are customary for a transaction of this type and (iii) otherwise is in form and substance reasonably satisfactory to the Shareholders.

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9.6 Confidentiality.

Except as necessary to complete the Proxy Statement and Registration Statement, the Company Group, on the one hand, and the Purchaser Parties, on the other hand, shall hold and shall cause their respective representatives to hold in strict confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Law, all documents and information concerning the other party furnished to it by such other party or its representatives in connection with the transactions contemplated by this Agreement (except to the extent that such information can be shown to have been (a) previously known by the party to which it was furnished, (b) in the public domain through no fault of such party or (c) later lawfully acquired from other sources, which source is not the agent of the other party, by the party to which it was furnished), and each party shall not release or disclose such information to any other person, except its representatives in connection with this Agreement. In the event that any party believes that it is required to disclose any such confidential information pursuant to applicable Laws, such party shall give timely written notice to the other parties so that such parties may have an opportunity to obtain a protective order or other appropriate relief. Each party shall be deemed to have satisfied its obligations to hold confidential information concerning or supplied by the other parties if it exercises the same care as it takes to preserve confidentiality for its own similar information. The parties acknowledge that some previously confidential information will be required to be disclosed in the Proxy Statement.

9.7 Regulatory Compliance. The Company shall ensure the Parent has, either immediately prior to or upon the Closing, at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) following the Share Redemption.

9.8 Registration Rights of the Initial Shareholders.

(a) Demand Registration. Commencing from the Closing Date, Purchaser, upon written demand (an “Initial Shareholders Demand Notice”) of any of the Initial Shareholders, shall file a registration statement with the SEC covering the Initial Shareholder Registrable Shares within forty-five (45) days after receipt of such demand and use commercially reasonable efforts to have the registration statement declared effective promptly thereafter, subject to compliance with review by the SEC. The Initial Shareholder Registrable Shares means the securities registrable pursuant to a Registration Rights Agreement, dated as of March 1, 2021, by and among Parent and the Initial Shareholders party thereto (the “Initial Shareholders Registrable Shares”). Purchaser shall cause any registration statement filed pursuant to this Section 9.8(a) to remain effective for a period of at least 24 consecutive months after the initial effectiveness date of such registration statement.

(b) “Piggy-back” Registration. Commencing from the Closing Date, any of the Initial Shareholders shall have the right, for a period of five years commencing on the Closing, to include the remaining Initial Shareholders Registrable Shares as part of any other registration of securities filed by Purchaser. In the event of such a proposed registration, Purchaser shall furnish the Initial Shareholders of outstanding Initial Shareholders Registrable Shares with not less than 15 days written notice prior to the proposed date of filing of such registration statement. The Initial Shareholders shall exercise the “piggy-back” rights provided for herein by giving written notice, within five days of the receipt of Purchaser’s notice of its intention to file a registration statement.

(c) Expenses. Purchaser shall bear all fees and expenses attendant to registering the Initial Shareholder Registrable Shares pursuant to Section 9.8 hereof.

(d) Initial Shareholders Registration Rights Agreement. Purchaser and the Shareholders shall enter into a registration rights agreement reflecting the terms and conditions set forth in this Section 9.8 upon the Closing (the “Initial Shareholders Registration Rights Agreement”).

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ARTICLE X
CONDITIONS TO CLOSING

10.1 Conditions to the Obligations of Each Party to Effect the Merger. The obligations of all of the parties hereto to consummate the Closing are subject to the satisfaction of all the following conditions:

(a) No provisions of any applicable Law, and no Order shall prohibit or prevent the consummation of the Closing.

(b) There shall not be any Action brought by a third party that is not an Affiliate of the parties hereto to enjoin or otherwise restrict the consummation of the Closing.

(c) The Reincorporation Merger shall have been consummated and the applicable certificates filed in the appropriate jurisdictions.

(d) The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued.

(e) Each of the Additional Agreements shall have been entered into and the same shall be in full force and effect; provided that the non-execution of the Lock-up Agreement by (i) Shareholders who are not the Key Personnel nor Controlled by the Key Personnel and (ii) grantees of Company Options that are vested as of the Closing, collectively holding no more than 5% of share capital in the Company (on a fully-diluted basis) immediately prior to the Closing shall not affect the Closing or occurrence of the Closing.

(f) The Parent Stockholder Approval Matters that are submitted to the vote of the shareholders of Parent at the Parent Special Meeting in accordance with the Proxy Statement and Parent’s Organizational Documents shall have been approved by the requisite vote of the shareholders of Parent at the Parent Special Meeting in accordance with Parent’s Organizational Documents, applicable Law and the Proxy Statement (the “Required Parent Stockholder Approval”).

(g) This Agreement, the Plan of Acquisition Merger and the transactions contemplated hereby and thereby, including the Acquisition Merger, shall have been authorized and approved by the holders of Company Shares constituting the Requisite Company Vote in accordance with the Cayman Law and the Company’s memorandum and articles of association.

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10.2 Additional Conditions to Obligations of the Purchaser Parties. The obligation of the Purchaser Parties to consummate the Closing is subject to the satisfaction, or the waiver at the Purchaser Parties’ sole and absolute discretion, of all the following further conditions:

(a) The Company Group shall have duly performed all of its obligations hereunder required to be performed by it at or prior to the Closing Date in all material respects, unless the applicable obligation has a materiality qualifier in which case it shall be duly performed in all respects.

(b) All of the representations and warranties of the Company Group contained in Article V in this Agreement, disregarding all qualifications and exceptions contained herein relating to materiality or Material Adverse Effect, regardless of whether it involved a known risk, shall: (i) be true and correct at and as of the date of this Agreement except as provided in the disclosure schedules pursuant to Article V, and (ii) be true and correct as of the Closing Date except as provided in the disclosure schedules pursuant to Article V (if the representation and warranties that speak as of a specific date prior to the Closing Date, such representations and warranties need only to be true and correct as of such earlier date), in the case of (i) and (ii), other than as would not in the aggregate reasonably be expected to have a Material Adverse Effect.

(c) There shall have been no event, change or occurrence which individually or together with any other event, change or occurrence, could reasonably be expected to have a Material Adverse Effect, regardless of whether it involved a known risk.

(d) All Company Group Consents as set forth on Schedule 5.10, as amended, have been obtained, and no such consent shall have been revoked.

(e) The Purchaser Parties shall have received a certificate signed by the Chief Executive Officer and Chief Financial Officer of the Company to the effect set forth in clauses (a) through (d) of this Section 10.2.

(f) The Purchaser Parties shall have received (i) a filed copy of memorandum and articles of association of the Company set forth in Exhibit D as in effect as of the Closing Date, (ii) the copies of resolutions duly adopted by the board of directors of the Company and by the Requisite Company Vote of the Company’s shareholders authorizing this Agreement and the transactions contemplated hereby, (iii) certified register of member as in effect as of the Closing Date, and (iv) a recent certificate of good standing as of a date no later than thirty (30) days prior to the Closing Date regarding the Company from the jurisdiction in which the Company is incorporated.

(g) The Purchaser Parties shall have received copies of all Governmental Approvals, in form and substance reasonably satisfactory to the Purchaser Parties, and no such Governmental Approval shall have been revoked.

(h) The Key Personnel shall have executed the Labor Agreements, Non-disclosure and Non-solicitation Agreements and Non-Compete Agreements and the same shall be in full force and effect.

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(i) The Purchaser Parties shall have received Schedule I updated as of the Closing Date.

(j) The Purchaser Parties shall have received duly executed opinions from the Company’s PRC counsel and Cayman Islands counsel, in form and substance reasonably satisfactory to the Purchaser Parties, addressed to the Purchaser Parties and dated as of the Closing Date.

(k) The Company shall have duly performed its obligations in accordance with Section 9.7.

10.3 Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the Closing is subject to the satisfaction, or the waiver at the Company’s discretion, of all of the following further conditions:

(a) The Purchaser Parties shall have duly performed all of their obligations hereunder required to be performed by them at or prior to the Closing Date in all material respects, unless the applicable obligation has a materiality qualifier in which case it shall be duly performed in all respects.

(b) All of the representations and warranties of the Purchaser Parties contained in Article VII of this Agreement, disregarding all qualifications and exceptions contained herein relating to materiality or Material Adverse Effect, regardless of whether it involved a known risk, shall: (i) be true and correct at and as of the date of this Agreement and (ii) be true and correct as of the Closing Date (except for representation and warranties that speak as of a specific date prior to the Closing Date, in which case such representations and warranties need only to be true and correct as of such earlier date), in the case of (i) and (ii), other than as would not in the aggregate reasonably be expected to have a Material Adverse Effect.

(c) There shall have been no event, change or occurrence which individually or together with any other event, change or occurrence, could reasonably be expected to have a Material Adverse Effect on the Purchaser Parties, regardless of whether it involved a known risk.

(d) The Company shall have received a certificate signed by an authorized officer of Purchaser Parties to the effect set forth in clauses (a) through (c) of this Section 10.3.

(e) From the date hereof until the Closing, the Purchaser Parties shall have been in material compliance with the reporting requirements under the Securities Act and the Exchange Act applicable to the Purchaser Parties.

(f) Purchaser shall remain listed on Nasdaq and the additional listing application for the Closing Payment Shares shall have been approved by Nasdaq. As of the Closing Date, Purchaser shall not have received any written notice from Nasdaq that it has failed, or would reasonably be expected to fail to meet the Nasdaq listing requirements as of the Closing Date for any reason, where such notice has not been subsequently withdrawn by Nasdaq or the underlying failure appropriately remedied or satisfied.

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ARTICLE XI
INDEMNIFICATION

11.1 Indemnification of the Purchaser. Subject to the terms and conditions of this Article XI and from and after the Closing Date, the Principal Shareholders (the “Indemnifying Parties”) hereby jointly and severally agree to indemnify and hold harmless the Purchaser (the “Indemnified Party”), against and in respect of any and all out-of-pocket loss, cost, payment, demand, penalty, forfeiture, expense, liability, judgment, deficiency or damage, and diminution in value or claim (including actual costs of investigation and attorneys’ fees and other costs and expenses) (all of the foregoing collectively, “Losses”) incurred or sustained by the Indemnified Party as a result of or in connection with any breach, inaccuracy or nonfulfillment of any of the representations, warranties and covenants of the Company contained herein. Except for Fraud Claims against the Company, (i) the Indemnified Party shall not assert any claim, and shall not be entitled to indemnification, unless and until the aggregate amount of all Losses indemnifiable hereunder exceeds an amount equal to $1,000,000, in which event the Indemnifying Party shall be responsible for the aggregate amount of all Losses from the first dollar, regardless of such threshold, and (ii) any liability incurred pursuant to the terms of this Article XI (other than the immediately preceding (i)) shall be paid exclusively from the Escrow Shares, valued at the then market value per share and in accordance with the terms of the Escrow Agreement. The foregoing is limited only to Third-Party Claims.

11.2 Procedure. The following shall apply with respect to all claims by the Indemnified Party for indemnification:

(a) The Indemnified Party shall give the Indemnifying Parties prompt written notice (an “Indemnification Notice”) of any third-party action with respect to which the Indemnified Party seeks indemnification pursuant to Sections 11.1 or 11.2 (a “Third-Party Claim”), which shall describe in reasonable detail the Loss that has been or may be suffered by the Indemnified Party. The failure to give the Indemnification Notice shall not impair any of the rights or benefits of such Indemnified Party under Sections 11.1 or 11.2, except to the extent such failure materially and adversely affects the ability of the Indemnifying Parties to defend such claim or increases the amount of such liability.

(b) In the case of any Third-Party Claims as to which indemnification is sought by the Indemnified Party, such Indemnified Party shall be entitled, at the sole expense and liability of the Indemnifying Parties, to exercise full control of the defense, compromise or settlement of any Third-Party Claim unless the Indemnifying Parties, within a reasonable time after the giving of an Indemnification Notice by the Indemnified Party (but in any event within ten (10) days thereafter), shall (i) deliver a written confirmation to such Indemnified Party that the indemnification provisions of Sections 11.1 or 11.2 are applicable to such action and the Indemnifying Parties will indemnify such Indemnified Party in respect of such action pursuant to the terms of Sections 11.1 or 11.2 and, notwithstanding anything to the contrary, shall do so without asserting any challenge, defense, limitation on the Indemnifying Parties liability for Losses, counterclaim or offset, (ii) notify such Indemnified Party in writing of the intention of the Indemnifying Parties to assume the defense thereof, and (iii) retain legal counsel reasonably satisfactory to the Indemnified Party to conduct the defense of such Third-Party Claim.

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(c) If the Indemnifying Parties assume the defense of any such Third-Party Claim pursuant to Section 11.3(b), then the Indemnified Party shall cooperate with the Indemnifying Parties in any manner reasonably requested in connection with the defense, and the Indemnified Party shall have the right to be kept fully informed by the Indemnifying Parties and their legal counsel with respect to the status of any legal proceedings, to the extent not inconsistent with the preservation of attorney-client or work product privilege. If the Indemnifying Parties so assume the defense of any such Third-Party Claim, the Indemnified Party shall have the right to employ separate counsel and to participate in (but not control) the defense, compromise, or settlement thereof, but the fees and expenses of such counsel employed by the Indemnified Party shall be at the expense of such Indemnified Party unless (i) the Indemnifying Parties have agreed to pay such fees and expenses, or (ii) the named parties to any such Third-Party Claim (including any impleaded parties) include an Indemnified Party and an Indemnifying Party and such Indemnified Party shall have been advised by its counsel that there may be a conflict of interest between such Indemnified Party and the Indemnifying Parties in the conduct of the defense thereof, and in any such case the reasonable fees and expenses of such separate counsel shall be borne by the Indemnifying Parties.

(d) If the Indemnifying Parties elect to assume the defense of any Third-Party Claim pursuant to Section 11.3(b), the Indemnified Party shall not pay, or permit to be paid, any part of any claim or demand arising from such asserted liability unless the Indemnifying Parties withdraw from or fail to vigorously prosecute the defense of such asserted liability, or unless a judgment is entered against the Indemnified Party for such liability. If the Indemnifying Parties do not elect to defend, or if, after commencing or undertaking any such defense, the Indemnifying Parties fail to adequately prosecute or withdraw such defense, the Indemnified Party shall have the right to undertake the defense or settlement thereof, at the Indemnifying Parties’ expense. Notwithstanding anything to the contrary, the Indemnifying Parties shall not be entitled to control, but may participate in, and the Indemnified Party (at the expense of the Indemnifying Parties) shall be entitled to have sole control over, the defense or settlement of (x) that part of any Third-Party Claim (i) that seeks a temporary restraining order, a preliminary or permanent injunction or specific performance against the Indemnified Party, or (ii) to the extent such Third-Party Claim involves criminal allegations against the Indemnified Party or (y) the entire Third-Party Claim if such Third-Party Claim would impose liability on the part of the Indemnified Party in an amount which is greater than the amount as to which the Indemnified Party is entitled to indemnification under this Agreement. In the event the Indemnified Party retains control of the Third-Party Claim, the Indemnified Party will not settle the subject claim without the prior written consent of the Indemnifying Party, which consent will not be unreasonably withheld or delayed.

(e) If the Indemnified Party undertakes the defense of any such Third-Party Claim pursuant to Sections 11.1 and 11.2 and proposes to settle the same prior to a final judgment thereon or to forgo appeal with respect thereto, then the Indemnified Party shall give the Indemnifying Parties prompt written notice thereof and the Indemnifying Parties shall have the right to participate in the settlement, assume or reassume the defense thereof or prosecute such appeal, in each case at the Indemnifying Parties’ expense. The Indemnifying Parties shall not, without the prior written consent of the Indemnified Party settle or compromise or consent to entry of any judgment with respect to any such Third-Party Claim (i) in which any relief other than the payment of money damages is or may be sought against the Indemnified Party, (ii) in which such Third-Party Claim could be reasonably expected to impose or create a monetary liability on the part of the Indemnified Party (such as an increase in the Indemnified Party’s income Tax) other than the monetary claim of the third party in such Third-Party Claim being paid pursuant to such settlement or judgment, or (iii) which does not include as an unconditional term thereof the giving by the claimant, person conducting such investigation or initiating such hearing, plaintiff or petitioner to the Indemnified Party of a release from all liability with respect to such Third-Party Claim and all other actions (known or unknown) arising or which might arise out of the same facts.

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(f) Following the Closing, the disinterested independent directors of the Purchaser shall have the authority to institute and prosecute any claims for indemnification hereunder in good faith on behalf of the Purchaser to enforce the terms of this Agreement.

11.3 Escrow of Escrow Shares by Principal Shareholders. The Company, the Principal Shareholders and the Principal Shareholders’ Representative hereby authorize the Purchaser to issue the Escrow Shares to the Escrow Agent to hold in escrow (the “Escrow Fund”) pursuant to the Escrow Agreement, which, for the avoidance of doubt, will solely reduce the Closing Payment Shares payable to the Principal Shareholders.

(a) Escrow Shares; Payment of Dividends; Voting. Any dividends, interest payments, or other distributions of any kind made in respect of the Escrow Shares will be delivered promptly to the Escrow Agent to be held in escrow. The Principal Shareholders shall be entitled to vote the Escrow Shares on any matters to come before the shareholders of the Purchaser.

(b) Distribution of Escrow Shares. At the times provided for in Section 11.3(d), the Escrow Shares shall be released and transferred by the Escrow Agent to the Principal Shareholders’ Representative for distribution to the Principal Shareholders. The Purchaser will take such action as may be necessary to cause such securities to be issued in the names of the appropriate persons. Certificates representing Escrow Shares so issued that are subject to resale restrictions under applicable securities laws will bear a legend to that effect. No fractional shares shall be released and delivered from the Escrow Fund to the Principal Shareholders’ Representative and all fractional shares shall be rounded to the nearest whole share.

(c) Assignability. No Escrow Shares or any beneficial interest therein may be pledged, sold, assigned or transferred, including by operation of law, by the Principal Shareholders or be taken or reached by any legal or equitable process in satisfaction of any debt or other liability of the Principal Shareholders, prior to the transfer and delivery to such Principal Shareholders by the Principal Shareholders’ Representative of the Escrow Fund by the Escrow Agent as provided herein.

(d) Release from Escrow Fund. Within five (5) business days following expiration of the Survival Period (the “Release Date”), the Escrow Shares will be released from escrow to the Principal Shareholders’ Representative less the number or amount of Escrow Shares (valued at the then market value per share) equal to the amount of any potential Losses set forth in any Indemnification Notice from the Purchaser with respect to any pending but unresolved claim for indemnification. Prior to the Release Date, the Principal Shareholders’ Representative shall issue to the Escrow Agent a certificate executed by him (which shall not be unreasonably withheld) instructing the Escrow Agent to release such number of Escrow Shares determined in accordance with this Section 11.3(d). Any Escrow Shares retained in escrow as a result of the immediately preceding sentence shall be released and transferred to the Principal Shareholders’ Representative promptly upon resolution of the related claim for indemnification in accordance with the provisions of this Article XI. Notwithstanding anything to the contrary contained herein, any indemnification payments will be made to Purchaser or its successors. Any Escrow Shares received by Purchaser as an indemnification payment shall be promptly cancelled by Purchaser after its receipt thereof. For the avoidance of doubt, any Fraud Claim shall not be limited by the Escrow Fund.

11.4 Payment of Indemnification. In the event that the Purchaser is entitled to any indemnification pursuant to this Article XI, the Purchaser shall be paid exclusively from the Escrow Shares.

11.5 Insurance. Any indemnification payments hereunder shall take into account any insurance proceeds or other third party reimbursement actually received.

11.6 Survival of Indemnification Rights. All representations and warranties contained in this Agreement (including all schedules and exhibits hereto and all certificates, documents, instruments and undertakings furnished pursuant to this Agreement) shall survive until six (6) months following the Closing (the “Survival Period”). After the expiration of the Survival Period, the Indemnifying Parties shall have no further liability for indemnification pursuant to this Article XI other than with respect to the claims already made pursuant to this Article XI.

11.7 Sole and Exclusive Remedy. The remedies provided in this Article XI shall be deemed the sole and exclusive remedies of the Indemnified Party, from and after the Closing Date, with respect to any and all claims arising out of or related to this Agreement or in connection with the transactions contemplated hereby.

Annex A-57

ARTICLE XII
DISPUTE RESOLUTION

12.1 Arbitration.

(a) The parties shall promptly submit any dispute, claim, or controversy arising out of or relating to this Agreement (including with respect to the meaning, effect, validity, termination, interpretation, performance, or enforcement of this Agreement) or any alleged breach thereof (including any action in tort, contract, equity, or otherwise), to binding arbitration before one arbitrator (the “Arbitrator”). Binding arbitration shall be the sole means of resolving any dispute, claim, or controversy arising out of or relating to this Agreement (including with respect to the meaning, effect, validity, termination, interpretation, performance or enforcement of this Agreement) or any alleged breach thereof (including any claim in tort, contract, equity, or otherwise).

(b) If the parties cannot agree upon the Arbitrator, the Arbitrator shall be selected by the New York, New York chapter head of the American Arbitration Association upon the written request of either side. The Arbitrator shall be selected within thirty (30) days of such written request.

(c) The laws of the State of New York shall apply to any arbitration hereunder. In any arbitration hereunder, this Agreement shall be governed by the laws of the State of New York applicable to a contract negotiated, signed, and wholly to be performed in the State of New York, which laws the Arbitrator shall apply in rendering his decision. The Arbitrator shall issue a written decision, setting forth findings of fact and conclusions of law, within sixty (60) days after he shall have been selected. The Arbitrator shall have no authority to award punitive or other exemplary damages.

(d) The arbitration shall be held in New York, New York in accordance with and under the then-current provisions of the Commercial Arbitration Rules of the American Arbitration Association, except as otherwise provided herein.

(e) On application to the Arbitrator, any party shall have rights to discovery to the same extent as would be provided under the Federal Rules of Civil Procedure, and the Federal Rules of Evidence shall apply to any arbitration under this Agreement; provided, however, that the Arbitrator shall limit any discovery or evidence such that his decision shall be rendered within the period referred to in Section 12.1(c).

(f) The Arbitrator may, at his discretion and at the expense of the party who will bear the cost of the arbitration, employ experts to assist him in his determinations.

(g) The costs of the arbitration proceeding and any proceeding in court to confirm any arbitration award (including actual attorneys’ fees and costs), shall be borne by the unsuccessful party and shall be awarded as part of the Arbitrator’s decision, unless the Arbitrator shall otherwise allocate such costs in such decision. The determination of the Arbitrator shall be final and binding upon the parties and not subject to appeal.

Annex A-58

(h) Any judgment upon any award rendered by the Arbitrator may be entered in and enforced by any court of competent jurisdiction. The parties expressly consent to the non-exclusive jurisdiction of the courts (Federal and state) in New York, New York to enforce any award of the Arbitrator or to render any provisional, temporary, or injunctive relief in connection with or in aid of the arbitration. The parties expressly consent to the personal and subject matter jurisdiction of the Arbitrator to arbitrate any and all matters to be submitted to arbitration hereunder. None of the parties hereto shall challenge any arbitration hereunder on the grounds that any party necessary to such arbitration (including the parties hereto) shall have been absent from such arbitration for any reason, including that such party shall have been the subject of any bankruptcy, reorganization, or insolvency proceeding.

(i) The parties shall indemnify the Arbitrator and any experts employed by the Arbitrator and hold them harmless from and against any claim or demand arising out of any arbitration under this Agreement, unless resulting from the gross negligence or willful misconduct of the person indemnified.

(j) This arbitration section shall survive the termination of this Agreement.

12.2 Waiver of Jury Trial; Exemplary Damages.

(a) THE PARTIES TO THIS AGREEMENT HEREBY KNOWINGLY, VOLUNTARILY AND IRREVOCABLY WAIVE ANY RIGHT EACH SUCH PARTY MAY HAVE TO TRIAL BY JURY IN ANY ACTION OF ANY KIND OR NATURE, IN ANY COURT IN WHICH AN ACTION MAY BE COMMENCED, ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR ANY ADDITIONAL AGREEMENT, OR BY REASON OF ANY OTHER CAUSE OR DISPUTE WHATSOEVER BETWEEN OR AMONG ANY OF THE PARTIES TO THIS AGREEMENT OF ANY KIND OR NATURE. NO PARTY SHALL BE AWARDED PUNITIVE OR OTHER EXEMPLARY DAMAGES RESPECTING ANY DISPUTE ARISING UNDER THIS AGREEMENT OR ANY ADDITIONAL AGREEMENT. NO PARTY SHALL BE ENTITLED TO SPECIFIC PERFORMANCE OF ANY PROVISION OR THIS AGREEMENT OR ANY OTHER EQUITABLE OR INJUNCTIVE RELIEF HEREUNDER.

(b) Each of the parties to this Agreement acknowledge that each has been represented in connection with the signing of this waiver by independent legal counsel selected by the respective party and that such party has discussed the legal consequences and import of this waiver with legal counsel. Each of the parties to this Agreement further acknowledge that each has read and understands the meaning of this waiver and grants this waiver knowingly, voluntarily, without duress and only after consideration of the consequences of this waiver with legal counsel.

Annex A-59

ARTICLE XIII
TERMINATION

13.1 [Intentionally Omitted].

13.2 Termination Upon Default.

(a) The Purchaser Parties may terminate this Agreement by giving notice to the Company Group on or prior to the Closing Date, without prejudice to any rights or obligations the Purchaser Parties may have, if the Company Group shall have materially breached any of its representations, warranties, agreements or covenants contained herein or in any Additional Agreement to be performed on or prior to the Closing Date or this Agreement, the Plan of Acquisition Merger or the transactions contemplated hereby fail to be authorized or approved by the shareholders of the Company and such breach shall not be cured within fifteen (15) days following receipt by the Company Group of a notice describing in reasonable detail the nature of such breach. For avoidance of doubt and notwithstanding anything herein to the contrary, any breach of Sections 8.5, 8.6, 8.7 and 9.7 shall constitute a material breach of this Agreement.

(b) The Company may terminate this Agreement by giving notice to any Purchaser Party, without prejudice to any rights or obligations the Company Group may have, if any Purchaser Party shall have materially breached any of its covenants, agreements, representations, and warranties contained herein or in any Additional Agreement to be performed on or prior to the Closing Date and such breach shall not be cured within fifteen (15) days following receipt by such Purchaser Party(s) of a notice describing in reasonable detail the nature of such breach.

(c) In the event that this Agreement is terminated pursuant to Section 13.2 hereof, the breaching party shall be obligated to pay the non-breaching party a break-up fee of US$2,000,000 (the “Break-up Fee”), promptly after termination of this Agreement by the non-breaching party. The Company and the Purchaser Parties acknowledge and agree that (i) the Break-up Fee is a fair and reasonable estimate of the actual damages suffered by the non-breaching party, which amount would otherwise be impossible to calculate with precision, (ii) the Break-up Fee constitutes liquidated damages hereunder and is not intended to be a penalty, and (iii) the Break-up Fee shall be the sole and exclusive aggregate remedy available to all the non-breaching parties and their Affiliates against the breaching party and its Affiliates hereunder; provided, however, that the limitations set forth in this Section 13.2(c)(iii) shall not apply to the liabilities arising from any Fraud Claim against the breaching party. For the avoidance of doubt, in the event of the force majeure such as the SEC holds the clearance of the Registration Statement for more than six months from the filing of such Registration Statement or the SEC’s proposed rules amendment on Special Purpose Acquisition Companies dated March 30, 2022 (Release No., 33-11048; IC-34549) becomes effective, this clause shall not apply.

13.3 Survival. The provisions of Article XI through Article XIII shall survive any termination hereof.

Annex A-60

ARTICLE XIV
MISCELLANEOUS

14.1 Notices. Any notice hereunder shall be sent in writing, addressed as specified below, and shall be deemed given: (a) if by hand or recognized courier service, by 4:00PM on a business day, addressee’s day and time, on the date of delivery, and otherwise on the first business day after such delivery; (b) if by fax or email, on the date that transmission is confirmed electronically, if by 4:00PM on a business day, addressee’s day and time, and otherwise on the first business day after the date of such confirmation; or (c) five days after mailing by certified or registered mail, return receipt requested. Notices shall be addressed to the respective parties as follows (excluding telephone numbers, which are for convenience only), or to such other address as a party shall specify to the others in accordance with these notice provisions:

if to the Company (following the Closing), to:

Auto Services Group Limited
c/o: Shanghai Feiyou Trading Co., Ltd.

Lingshi Road, No. 656, Suite 209

Shanghai, China

Attn: Ms. Li Chen

Email: chenli@4008801768.com

with a copy to (which shall not constitute notice):

Elizabeth F. Chen

Pryor Cashman LLP

7 Times Square, New York

New York 10036

Email: echen@pryorcashman.com

if to Automobile Services Group Limited and Ye Zaichang (叶再长) as the Principal Shareholder and Principal Shareholders’ Representative:

c/o: Shanghai Feiyou Trading Co., Ltd.

Lingshi Road, No. 656, Suite 209

Shanghai, China
Attn: Ms. Li Chen
Email: chenli@4008801768.com

if to any Parent, Purchaser and Merger Sub:

Goldenbridge Acquisition Limited

15/F, Aubin House

171-172 Gloucester Road

Wanchai, Hong Kong
Attn: Yongsheng Liu
Email: winstonca@163.com

with a copy to (which shall not constitute notice):

Giovanni Caruso
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154

Annex A-61

14.2 Amendments; No Waivers; Remedies.

(a) This Agreement cannot be amended, except by a writing signed by each of the Purchaser Parties (prior to the Reincorporation Effective Time), the Company, the Principal Shareholders’ Representative and the Principal Shareholders, and cannot be terminated orally or by course of conduct. No provision hereof can be waived, except by a writing signed by the party against whom such waiver is to be enforced, and any such waiver shall apply only in the particular instance in which such waiver shall have been given.

(b) Neither any failure or delay in exercising any right or remedy hereunder or in requiring satisfaction of any condition herein nor any course of dealing shall constitute a waiver of or prevent any party from enforcing any right or remedy or from requiring satisfaction of any condition. No notice to or demand on a party waives or otherwise affects any obligation of that party or impairs any right of the party giving such notice or making such demand, including any right to take any action without notice or demand not otherwise required by this Agreement. No exercise of any right or remedy with respect to a breach of this Agreement shall preclude exercise of any other right or remedy, as appropriate to make the aggrieved party whole with respect to such breach, or subsequent exercise of any right or remedy with respect to any other breach.

(c) Except as otherwise expressly provided herein, no statement herein of any right or remedy shall impair any other right or remedy stated herein or that otherwise may be available.

(d) Notwithstanding anything else contained herein, neither shall any party seek, nor shall any party be liable for, punitive or exemplary damages, under any tort, contract, equity, or other legal theory, with respect to any breach (or alleged breach) of this Agreement or any provision hereof or any matter otherwise relating hereto or arising in connection herewith.

14.3 Arm’s Length Bargaining; No Presumption Against Drafter. This Agreement has been negotiated at arm’s-length by parties of equal bargaining strength, each represented by counsel or having had but declined the opportunity to be represented by counsel and having participated in the drafting of this Agreement. This Agreement creates no fiduciary or other special relationship between the parties, and no such relationship otherwise exists. No presumption in favor of or against any party in the construction or interpretation of this Agreement or any provision hereof shall be made based upon which Person might have drafted this Agreement or such provision.

14.4 Publicity. Except as required by law and except with respect to the Parent SEC Documents, the parties agree that neither they nor their agents shall issue any press release or make any other public disclosure concerning the transactions contemplated hereunder without the prior approval of the other party hereto. If a party is required to make such a disclosure as required by law, the parties will use their best efforts to cause a mutually agreeable release or public disclosure to be issued.

Annex A-62

14.5 Expenses. Each party shall bear its own costs and expenses in connection with this Agreement and the transactions contemplated hereby, unless otherwise specified herein.

14.6 No Assignment or Delegation. No party may assign any right or delegate any obligation hereunder, including by merger, consolidation, operation of law, or otherwise, without the written consent of the other party. Any purported assignment or delegation without such consent shall be void, in addition to constituting a material breach of this Agreement.

14.7 Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of New York, without giving effect to the conflict of laws principles thereof, except that:

(a) the following matters arising out of or relating to this Agreement shall be governed by and construed in accordance with BVI Law and the Laws of the Cayman Islands, as the case may be, in respect of which the parties hereto hereby irrevocably submit to the non-exclusive jurisdiction of the courts of the British Virgin Islands and/or the courts of the Cayman Islands, as the case may be: the Reincorporation Merger, the vesting of the undertaking, property and liabilities of each of Parent and Purchaser in the Reincorporation Surviving Corporation, the cancellation and/or conversion of the Parent Ordinary Shares into shares of the Reincorporation Surviving Corporation, the fiduciary or other duties of the directors of Parent and the directors of Purchaser, the general rights of the respective shareholders of Parent and Purchaser and the internal corporate affairs of the Parent and Purchasers; and

(b) the following matters arising out of or relating to this Agreement shall be governed by and construed in accordance with the Laws of the Cayman Islands in respect of which the parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of the Cayman Islands: the Acquisition Merger, the vesting of the undertaking, property and liabilities of each of Merger Sub and the Company in the Surviving Corporation, the cancellation of the Company Shares, the fiduciary or other duties of the directors of the Company and the directors of Merger Sub, the general rights of the respective shareholders of the Company and Merger Sub and the internal corporate affairs of the Company and Merger Sub.

14.8 Counterparts; Facsimile Signatures. This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which shall constitute one agreement. This Agreement shall become effective upon delivery to each party of an executed counterpart or the earlier delivery to each party of original, photocopied, or electronically transmitted signature pages that together (but need not individually) bear the signatures of all other parties.

14.9 Entire Agreement. This Agreement together with the Additional Agreements, including any exhibits and schedules attached hereto or thereto, sets forth the entire agreement of the parties with respect to the subject matter hereof and thereof and supersedes all prior and contemporaneous understandings and agreements related thereto (whether written or oral), all of which are merged herein. No provision of this Agreement or any Additional Agreement, including any exhibits and schedules attached hereto or thereto, may be explained or qualified by any agreement, negotiations, understanding, discussion, conduct or course of conduct or by any trade usage. Except as otherwise expressly stated herein or any Additional Agreement, there is no condition precedent to the effectiveness of any provision hereof or thereof. No party has relied on any representation from, or warranty or agreement of, any person in entering into this Agreement, prior hereto or contemporaneous herewith or any Additional Agreement, except those expressly stated herein or therein.

14.10 Severability. A determination by a court or other legal authority that any provision that is not of the essence of this Agreement is legally invalid shall not affect the validity or enforceability of any other provision hereof. The parties shall cooperate in good faith to substitute (or cause such court or other legal authority to substitute) for any provision so held to be invalid a valid provision, as alike in substance to such invalid provision as is lawful.

Annex A-63

14.11 Construction of Certain Terms and References; Captions. In this Agreement:

(a) References to particular sections and subsections, schedules, and exhibits not otherwise specified are cross-references to sections and subsections, schedules, and exhibits of this Agreement.

(b) The words “herein,” “hereof,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement, and, unless the context requires otherwise, “party” means a party signatory hereto.

(c) Any use of the singular or plural, or the masculine, feminine, or neuter gender, includes the others, unless the context otherwise requires; “including” means “including without limitation;” “or” means “and/or;” “any” means “any one, more than one, or all;” and, unless otherwise specified, any financial or accounting term has the meaning of the term under United States generally accepted accounting principles as consistently applied heretofore by the Company Group.

(d) Unless otherwise specified, any reference to any agreement (including this Agreement), instrument, or other document includes all schedules, exhibits, or other attachments referred to therein, and any reference to a statute or other law includes any rule, regulation, ordinance, or the like promulgated thereunder, in each case, as amended, restated, supplemented, or otherwise modified from time to time. Any reference to a numbered schedule means the same-numbered section of the disclosure schedule.

(e) If any action is required to be taken or notice is required to be given within a specified number of days following a specific date or event, the day of such date or event is not counted in determining the last day for such action or notice. If any action is required to be taken or notice is required to be given on or before a particular day which is not a Business Day, such action or notice shall be considered timely if it is taken or given on or before the next Business Day.

(f) Captions are not a part of this Agreement, but are included for convenience, only.

(g) For the avoidance of any doubt, all references in this Agreement to “the knowledge or best knowledge of the Company” or similar terms shall be deemed to include the actual or constructive (e.g., implied by Law) knowledge of the Key Personnel.

14.12 Further Assurances. Each party shall execute and deliver such documents and take such action, as may reasonably be considered within the scope of such party’s obligations hereunder, necessary to effectuate the transactions contemplated by this Agreement.

14.13 Third Party Beneficiaries. Neither this Agreement nor any provision hereof confers any benefit or right upon or may be enforced by any Person not a signatory hereto; provided, however, that (i) each of the Shareholders shall be a third-party beneficiary for the purpose of enforcing the registration rights set forth in Section 9.5 of this Agreement, and (ii) each of the Shareholders shall be a third-party beneficiary for the purpose of enforcing the registration rights set forth in Section 9.9 of this Agreement.

Annex A-64

14.14 Waiver. Reference is made to the final IPO prospectus of the Parent, dated March 1, 2021 (the “Prospectus”). The Company Group and the Principal Shareholders have read the Prospectus and understand that the Parent has established the Trust Account for the benefit of the public shareholders of the Parent and the underwriters of the IPO pursuant to the Investment Management Trust Agreement and that, except for a portion of the interest earned on the amounts held in the Trust Account, the Parent may disburse monies from the Trust Account only for the purposes set forth in the Investment Management Trust Agreement. For and in consideration of the Parent agreeing to enter into this Agreement, the Company Group and the Principal Shareholders each hereby agree that he, she or it does not have any right, title, interest or claim of any kind in or to any monies in the Trust Account and hereby agrees that he, she or it will not seek recourse against the Trust Account for any claim it may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with the Purchaser.

14.15 Principal Shareholders’ Representative. Ye Zaichang is hereby appointed as agent and attorney-in-fact for each of the Principal Shareholders, (i) to enter into and deliver the Escrow Agreement on behalf of each of the Principal Shareholders, (ii) to authorize or object to delivery to the Purchaser of the Escrow Fund, or any portion thereof, in satisfaction of indemnification claims by the Purchaser in accordance with the provisions of the Escrow Agreement, and (iii) to take all actions necessary or appropriate in the judgment of the Principal Shareholders’ Representative for the accomplishment of the foregoing. Such agency may be changed by the each of the Principal Shareholders from time to time upon no less than twenty (20) days prior written notice to the Purchaser Parties and, if after the Closing, the Purchaser, provided, however, that the Principal Shareholders’ Representative may not be removed unless holders of at least 51% of all of the Company Shares held by Principal Shareholders on an as-if converted basis outstanding immediately prior to the transaction contemplated by this Agreement agree to such removal. Any vacancy in the position of Principal Shareholders’ Representative may be filled by approval of the holders of at least 51% of all of the Company Shares held by Principal Shareholders on an as-if converted basis outstanding immediately prior to the transaction contemplated by this Agreement. Any removal or change of the Principal Shareholders’ Representative shall not be effective until written notice is delivered to the Parent or Purchaser, as applicable. No bond shall be required of the Principal Shareholders’ Representative, and the Principal Shareholders’ Representative shall not receive any compensation for his services. Notices or communications to or from the Principal Shareholders’ Representative shall constitute notice to or from the Principal Shareholders. The Principal Shareholders’ Representative shall not be liable for any act done or omitted hereunder while acting in good faith and in the exercise of reasonable business judgment. A decision, act, consent or instruction of the Principal Shareholders’ Representative shall, for all purposes hereunder, constitute a decision, act, consent or instruction of all of the Principal Shareholders and shall be final, binding and conclusive upon each of the Principal Shareholders.

[The remainder of this page intentionally left blank; signature pages to follow]

Annex A-65

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Parent:

GOLDENBRIDGE ACQUISITION LIMITED

By:	/s/ Yongsheng Liu
	Name:	Yongsheng Liu
	Title:	Chief Executive Officer

Purchaser:

SUNCAR TECHNOLOGY GROUP INC.

By:	/s/ Yongsheng Liu
	Name:	Yongsheng Liu
	Title:	Director

Merger Sub:

SUNCAR TECHNOLOGY GLOBAL INC.

By:	/s/ Yongsheng Liu
	Name:	Yongsheng Liu
	Title:	Director

Annex A-66

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Company:

AUTO SERVICES GROUP LIMITED

By:	/s/ Ye Zaichang
	Name:	Ye Zaichang (叶再长)
	Title:	Chief Executive Officer

Annex A-67

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Principal Shareholders’ Representative:

/s/ Ye Zaichang
Ye Zaichang (叶再长)

Annex A-68

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Principal Shareholders:

AUTOMOBILE SERVICES GROUP LIMITED

By:	/s/ Ye Zaichang
	Name:	Ye Zaichang (叶再长)
	Title:	Director

YSY GROUP LIMITED

By:	/s/ Ye Zaichang
	Name:	Ye Zaichang (叶再长)
	Title:	Director

Annex A-69

Annex B

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES

OF

ASSOCIATION

OF

SUNCAR TECHNOLOGY GROUP INC.

(Adopted pursuant to a special resolution passed on [  ] 2022, and effective upon the effective date of the merger between the Company and Goldenbridge Acquisition Limited)

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

SUNCAR TECHNOLOGY GROUP INC.

(Adopted pursuant to a special resolution passed on [  ] 2022, and effective upon the effective date of the merger between the Company and Goldenbridge Acquisition Limited)

1.	The name of the Company is SunCar Technology Group Inc..

2.	The registered office of the Company shall be at the offices of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands, or at such other place as the Directors may determine.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act (As Revised) or as the same may be revised from time to time, or any other law of the Cayman Islands.

4.	The liability of each Member is limited to the amount from time to time unpaid on such Member’s Shares.

5.	The authorized share capital of the Company is US$50,000 divided into 500,000,000 ordinary shares of par value of US$0.0001 each, comprising (a) 400,000,000 Class A Ordinary Shares of par value of US$0.0001 each and (b) 100,000,000 Class B Ordinary Shares of par value of US$0.0001 each. Subject to the Statute and these Articles, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorized share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

6.	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7.	Capitalized terms that are not defined in this Memorandum of Association bear the same meaning as those given in the Articles of Association of the Company.

Annex B-ii

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

SUNCAR TECHNOLOGY GROUP INC.

(Adopted pursuant to a special resolution passed on [  ] 2022, and effective upon the effective date of the merger between the Company and Goldenbridge Acquisition Limited)

INTERPRETATION

1.	In these Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

“Affiliate”	means, with respect to any specified Person, any other Person who directly or indirectly Controls, is Controlled by, or is under common Control with such specified Person, provided. With respect to any Person who is a natural Person, such Person’s Affiliates shall also include his or her Immediate Family Members and their respective Affiliates;

“Articles”	means these articles of association of the Company, as amended and altered from time to time by Special Resolutions;

“Audit Committee”	means the audit committee of the Company formed by the Board pursuant to Article 141 hereof, or any successor audit committee.

“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any);

“Board” and “Board of Directors”	means the board of directors of the Company;

“Business Day”	means any day other than a Saturday, Sunday or other day on which commercial banking institutions in Hong Kong, New York, the Cayman Islands or the PRC are authorized or required by Law or executive order to close;

Annex B-1

“Chairman”	means the chairman of the Board of Directors;

“Class” or “Classes”	means any class or classes of Shares as may from time to time be issued by the Company;

“Class A Ordinary Share”	a class A ordinary share of par value US$0.0001 each in the share capital of the Company having the rights set out in these Articles;

“Class B Ordinary Share”	a class B ordinary share of par value US$0.0001 each in the share capital of the Company having the rights set out in these Articles;

“Commission”	means the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;

“Company”	means SunCar Technology Group Inc., a Cayman Islands exempted company;

“Company’s Website”	means the main corporate/investor relations website of the Company, the address or domain name of which has been disclosed in any registration statement filed by the Company in connection or which has otherwise been notified to Members;

“Control”	means, as used with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; the terms “Controlled by” and “under common Control with” shall have correlative meanings;

“Designated Stock Exchange”	means the stock exchange in the United States on which any Shares are listed for trading;

“Designated Stock Exchange Rules”	means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares on the Designated Stock Exchange;

Annex B-2

“Directors”	means the directors for the time being of the Company;

“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands;

“Government Authority”	means any nation or government or any province or state or any other political subdivision thereof, or any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, agency, department, board, commission or instrumentality or any political subdivision thereof, any court, tribunal or arbitrator, and any self-regulatory organization or national or international stock exchange on which the securities of the applicable Party or its Affiliates are listed;

“Immediate Family Members”	means, with respect to any natural Person, (a) such Person’s spouse, parents, parents-in-law, grandparents, children, grandchildren, siblings and siblings-in-law (in each case whether adoptive or biological), (b) spouses of such Person’s children, grandchildren and siblings (in each case whether adoptive or biological), and (c) estates, trusts, partnerships and other Persons which directly or indirectly through one or more intermediaries are Controlled by the foregoing;

“Law”	means any federal, state, territorial, foreign or local law, common law, statute, ordinance, rule, regulation, code, measure, notice, circular, opinion or order of any Government Authority, including any rules promulgated by a stock exchange or regulatory body;

Annex B-3

“Lien”	means any encumbrance, right, interest or restriction, including any mortgage, judgment lien, materialman’s lien, mechanic’s lien, other lien (statutory or otherwise), charge, security interest, pledge, hypothecation, encroachment, easement, title defect, title retention agreement, voting trust agreement, right of pre-emption, right of first refusal, claim, option, limitation, forfeiture, penalty, equity, adverse interest or other third party right or security interest of any kind or an agreement, arrangement or obligation to create any of the foregoing;

“Management Directors”	means the two (2) Directors, Mr. Zaichang Ye and Mr. Bohong Du, and replacements of such Directors appointed pursuant to these Articles;

“Member”	has the same meaning as in the Statute;

“Memorandum”	means the memorandum of association of the Company or as amended and altered from time to time by Special Resolutions;

“Ordinary Resolution”	means a resolution passed by a simple majority of the votes cast by the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by these Articles;

“Ordinary Shares”	means the Class A Ordinary Shares and the Class B Ordinary Shares, collectively;

“Person”	means any individual or any partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity;

“PRC”	means the People’s Republic of China, excluding, for purposes of these Articles, Hong Kong, Macau and Taiwan);

“Register of Members”	means the register maintained in accordance with the Statute and includes (except where otherwise stated) any duplicate Register of Members;

Annex B-4

“Registered Office”	means the registered office for the time being of the Company;

“Seal”	means the common seal of the Company and includes every duplicate seal;

“Securities Act”	means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;

“Secretary”	means any person, firm or corporation appointed by the Board to perform any of the duties of secretary of the Company and includes any assistant, deputy, temporary or acting secretary;

“Share” and “Shares”	means a share in the capital of the Company, and includes an Ordinary Share. All references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require;

“Share Premium Account”	means the share premium account established in accordance with these Articles and the Statute;

“Special Resolution”	has the same meaning as in the Statute, and includes a unanimous written resolution;

“Statute”	means the Companies Act (As Revised) of the Cayman Islands;

“US$”	means the lawful money of the United States of America; and

“United States”	means the United States of America, its territories, its possessions and all areas subject to its jurisdiction.

2.	In these Articles:

2.1.	words importing the singular number include the plural number and vice versa;

2.2.	words importing the masculine gender include the feminine gender;

Annex B-5

2.3.	words importing persons include corporations;

2.4.	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced from time to time;

2.5.	the word “including” or any variation thereof means (unless the context of its usage otherwise requires) “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it;

2.6.	when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to these Articles, the date that is the reference date in calculating such period shall be excluded;

2.7.	“fully-diluted” or any variation thereof means all of the issued and outstanding Shares, treating the maximum number of Shares issuable under any issued and outstanding Convertible Securities and all Shares reserved for issuance under the ESOP as issued and outstanding;

2.8.	references to “in the ordinary course of business” and comparable expressions mean the ordinary and usual course of business of the relevant party, consistent in all material respects (including nature and scope) with the prior practice of such party;

2.9.	references to “writing,” “written” and comparable expressions include any mode of reproducing words in a legible and nontransitory form including emails and faxes, provided the sender complies with the provision of Article 167;

2.10.	if any payment hereunder would have been, but for this Article, due and payable on a date that is not a Business Day, then such payment shall instead be due and payable on the first Business Day after such date;

2.11.	headings are inserted for reference only and shall be ignored in construing these Articles; and

2.12.	Sections 8 and 19(3) of the Electronic Transactions Act shall not apply.

SHARE CAPITAL

3.	The authorized share capital of the Company is US$50,000 divided into 500,000,000 ordinary shares of par value of US$0.0001 each, comprising (a) 400,000,000 Class A Ordinary Shares of par value of US$0.0001 each and (b) 100,000,000 Class B Ordinary Shares of par value of US$0.0001 each.

4.	Subject to the Statute, the Memorandum and these Articles and, where applicable, Designated Stock Exchange Rules and/or the rules of any competent regulatory authority, any power of the Company to purchase or otherwise acquire its own shares shall be exercisable by the Board in such manner, upon such terms and subject to such conditions as it thinks fit.

Annex B-6

SHARES

5.	Subject to the Law, these Articles and, where applicable, the Designated Stock Exchange Rules (and to any direction that may be given by the Company in general meeting) and without prejudice to any rights attached to any existing Shares, the Directors may in their absolute discretion and without the approval of the Members, cause the Company to:

(a).	allot, issue, grant options over or otherwise dispose of Shares with or without preferred, deferred or other rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, to Such Persons, at such times and on such other terms as they think proper;

(b).	grant rights over Shares or other securities to be issued in one or more classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such Shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding Shares, at such times and on such other terms as they think proper; and

(c).	issue options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of shares or securities in the capital of the Company on such terms as it may from time to time determine.

6.	The Directors may authorise the division of Shares into any number of Classes and the different Classes shall be authorized, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Directors or by a Special Resolution. The Directors may issue from time to time, out of the authorized share capital of the Company, preferred shares with such preferred or other rights, all or any of which may be greater than the rights of Ordinary Shares, at such time and on such terms as they may think appropriate in their absolute discretion and without approval of the Members; provided, however, before any preferred shares of any such series are issued, the Directors may by resolution of Directors determine, with respect to any series of preferred shares, the terms and rights of that series, including:

(a).	the designation of such series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;

(b).	whether the preferred shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

Annex B-7

(c).	the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any shares of any other class or any other series of shares;

(d).	whether the preferred shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(e).	whether the preferred shares of such series shall have any rights to receive any part of the assets available for distribution amongst the Members upon the liquidation of the Company, and, if so, the terms of such liquidation preference, and the relation which such liquidation preference shall bear to the entitlements of the holders of shares of any other class or any other series of shares;

(f).	whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(g).	whether the preferred shares of such series shall be convertible into, or exchangeable for, shares of any other class or any other series of preferred shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h).	the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing shares or shares of any other class of shares or any other series of preferred shares;

(i).	the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other class of shares or any other series of preferred shares; and

(j).	any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued.

Annex B-8

7.	Neither the Company nor the Board shall be obliged, when making or granting any allotment of, offer of, option over or disposal of shares, to make, or make available, any such allotment, offer, option or shares to Members or others with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in the opinion of the Board, be unlawful or impracticable. Members affected as a result of the foregoing sentence shall not be, or be deemed to be, a separate class of members for any purpose whatsoever. Except as otherwise expressly provided in the resolution or resolutions providing for the establishment of any class or series of preferred shares, no vote of the holders of preferred shares of or ordinary shares shall be a prerequisite to the issuance of any shares of any class or series of the preferred shares authorized by and complying with the conditions of the Memorandum and these Articles.

8.	The Company shall not issue Shares to bearer.

9.	The Company may in connection with the issue of any shares exercise all powers of paying commissions and brokerage conferred or permitted by the Law. Such commissions and brokerage may be satisfied by the payment of cash or the lodgement of fully or partly paid-up Shares or partly in one way and partly in the other.

10.	The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

FRACTIONAL SHARES

11.	The Company shall not issue fractional Shares or register the transfer of fractions of a Share.

REGISTER OF MEMBERS

12.	The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

CLOSING REGISTER OF MEMBERS OR FIXING RECORD DATE

13.	For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any dividend, or in order to make a determination of Members for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty (40) calendar days. If the Register of Members shall be closed for the purpose of determining Members entitled to notice of, or to vote at, a meeting of Members, the Register of Members shall be closed for at least ten (10) calendar days immediately preceding the meeting and the record date for such determination shall be the date of closure of the Register of Members.

14.	In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any dividend or in order to make a determination of Members for any other purpose.

15.	If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a dividend, the date on which notice of the meeting is sent or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

Annex B-9

SHARE CERTIFICATES

16.	A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorized by the Directors. The Directors may authorize certificates to be issued with the authorized signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and, subject to these Articles, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

17.	No certificate shall be issued representing shares of more than one class.

18.	The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them. In the event that Shares are held jointly by several persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

19.	Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act.

20.	Share certificates shall be issued within the relevant time limit as prescribed by the Law or as the Designated Stock Exchange may from time to time determine, whichever is the shorter, after allotment or, except in the case of a transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgment of a transfer with the Company.

21.	(1) Upon every transfer of shares the certificate held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and a new certificate shall be issued to the transferee in respect of the shares transferred to him at such fee as is provided in paragraph (2) of this Article. If any of the shares included in the certificate so given up shall be retained by the transferor a new certificate for the balance shall be issued to him at the aforesaid fee payable by the transferor to the Company in respect thereof.

(2) The fee referred to in paragraph (1) above shall be an amount not exceeding the relevant maximum amount as the Designated Stock Exchange may from time to time determine provided that the Board may at any time determine a lower amount for such fee.

22.	If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Shares may be issued to the relevant Member upon request, subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

Annex B-10

REDEMPTION

23.	Subject to the provisions of the Statute and these Articles, the Company may:

(a).	issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of Shares shall be effected in such manner and upon such terms as may be determined, before the issue of such Shares, by the Board;

(b).	purchase its own Shares (including any redeemable Shares) in such manner and upon such terms as have been approved by the Board, or are otherwise authorized by these Articles; and

(c).	make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.

24.	The purchase of any Share shall not oblige the Company to purchase any other Share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

25.	The holder of the Shares being purchased shall be bound to deliver up to the Company the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.

26.	The Directors may accept the surrender for no consideration of any fully paid Share.

TREASURY SHARES

27.	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share. The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

NON RECOGNITION OF TRUSTS

28.	The Company shall not be bound by or compelled to recognize in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by these Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the registered holder.

LIEN ON SHARES

29.	The Company shall have a first and paramount Lien on all Shares (whether fully paid- up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s Lien thereon. The Company’s Lien on a Share shall also extend to any amount payable in respect of that Share.

Annex B-11

30.	The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a Lien, if a sum in respect of which the Lien exists is presently payable, and is not paid within fourteen (14) calendar days after notice has been given to the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

31.	To give effect to any such sale, the Directors may authorize any Person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under these Articles.

32.	The net proceeds of such sale after deduction of expenses, fees and commission incurred by the Company shall be applied in payment of such part of the amount in respect of which the Lien exists as is presently payable and any residue shall (subject to a like Lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

CALLS ON SHARES

33.	Subject to these Articles and the terms of the allotment and issue of any Shares, the Directors may from time to time make calls upon the Members in respect of any monies due and payable but unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least fourteen (14) calendar days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed as the Directors may determine. A call may be required to be paid by installments. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

34.	A call shall be deemed to have been made at the time when the resolution of the Directors authorizing such call was passed.

35.	The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

36.	If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine, but the Directors may waive payment of the interest in whole or in part.

Annex B-12

37.	An amount payable in respect of a Share on allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and, if it is not paid, all the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call.

38.	The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

39.	The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance. No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a dividend declared in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

FORFEITURE OF SHARES

40.	If a call remains unpaid after it has become due and payable, the Directors may give to the person from whom it is due not less than fourteen (14) calendar days’ notice requiring payment of the amount unpaid together with any interest, which may have accrued. The notice shall specify where payment is to be made and shall state that if the notice is not complied with, the Shares in respect of which the call was made will be liable to be forfeited.

41.	If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all dividends or other monies declared payable in respect of the forfeited Share and not paid before the forfeiture.

42.	A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person, the Directors may authorize some person to execute an instrument of transfer of the Share in favor of that person.

43.	A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of those Shares together with interest, but his liability shall cease if and when the Company shall have received payment in full of all monies due and payable by him in respect of those Shares.

44.	A certificate in writing under the hand of one Director of the Company that a Share has been forfeited on a specified date shall be conclusive evidence of the fact as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

Annex B-13

45.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

TRANSFER OF SHARES

46.	Subject to these Articles, any Member may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Board and may be under hand or, if the transferor or transferee is a clearing house or a central depository house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time.

47.	The instrument of transfer of any Share shall be in writing and in any usual or common form or such other form as the Directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Member until the name of the transferee is entered in the Register of Members in respect of the relevant Shares.

48.	The Board may, in its absolute discretion, and without giving any reason therefor, refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve, or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists.

49.	The Directors may in their absolute discretion decline to register any transfer of Shares which is not fully paid up or on which the Company has a lien. The Directors may also decline to register any transfer of any Share unless:

(a).	the instrument of transfer is lodged with the Company, accompanied by the certificate for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(b).	the instrument of transfer is in respect of only one Class of Shares;

(c).	the instrument of transfer is properly stamped, if required;

(d).	in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four; and

(e).	a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Board of Directors may from time to time require, is paid to the Company in respect thereof.

Annex B-14

50.	The registration of transfers may, after compliance with any notice required by the Designated Stock Exchange Rules, be suspended and the Register of Members closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the Register of Members closed for more than thirty (30) calendar days in any calendar year.

51.	All instruments of transfer that are registered shall be retained by the Company. If the Directors refuse to register a transfer of any Shares, they shall within two calendar months after the date on which the instrument of transfer was lodged with the Company send notice of the refusal to each of the transferor and the transferee.

TRANSMISSION OF SHARES

52.	If a Member dies, the survivor or survivors where he was a joint holder, and his legal personal representatives where he was a sole holder, shall be the only persons recognized by the Company as having any title to his interest. The estate of a deceased Member is not thereby released from any liability in respect of any Share, which had been jointly held by him. Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may from time to time be required by the Directors, elect either to become the holder of the Share or to have some person nominated by him as the transferee. If he elects to become the holder, he shall give notice to the Company to that effect, but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by that Member before the death or bankruptcy or liquidation or dissolution of that Member, as the case may be.

53.	If the person so becoming entitled shall elect to be registered himself as holder, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects.

54.	A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the Share. However, he shall not, before being registered as a Member in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some other person nominated by him become the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before the death or bankruptcy or liquidation or dissolution of such Member or in any other case than by transfer, as the case may be). If the notice is not complied with within ninety (90) calendar days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

Annex B-15

AMENDMENTS OF MEMORANDUM AND ARTICLES OF ASSOCIATION AND ALTERATION OF CAPITAL

55.	Subject to the provisions of the Statute and the provisions of these Articles, the Company may from time to time by Ordinary Resolution:

(a).	increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

(b).	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c).	divide its Shares into several classes and without prejudice to any special rights previously conferred on the holders of existing Shares attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination by the Company in general meeting, as the Directors may determine provided always that, for the avoidance of doubt, where a Class of Shares has been authorized by the Company, no resolution of the Company in general meeting is required for the issuance of Shares of that Class and the Directors may issue Shares of that Class and determine such rights, privileges, conditions or restrictions attaching thereto as aforesaid, and further provided that where the Company issues shares which do not carry voting rights, the words “non-voting” shall appear in the designation of such Shares and where the equity capital includes shares with different voting rights, the designation of each Class of Shares, other than those with the most favourable voting rights, must include the words “restricted voting” or “limited voting”;

(d).	subdivide its Shares, or any of them, into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value (subject, nevertheless, to the Law), and may by such resolution determine that, as between the holders of the Shares resulting from such sub-division, one or more of the Shares may have any such preferred, deferred or other rights or be subject to any such restrictions as compared with the other or others as the Company has power to attach to unissued or new shares; and

(e).	cancel any Shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled or, in the case of shares, without par value, diminish the number of shares into which its capital is divided.

56.	All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, Liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital. The Board may settle as it considers expedient any difficulty which arises in relation to any consolidation and division under the preceding Article and in particular but without prejudice to the generality of the foregoing may arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the Members who would have been entitled to the fractions, and for this purpose the Board may authorise some person to transfer the shares representing fractions to their purchaser or resolve that such net proceeds be paid to the Company for the Company’s benefit. Such purchaser will not be bound to see to the application of the purchase money nor will his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

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57.	Subject to the provisions of the Statute and the provisions of these Articles, the Company may from time to time by Special Resolution:

(a).	change its name;

(b).	alter, amend or add to these Articles;

(c).	alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(d).	reduce its share capital and any capital redemption reserve fund in any manner authorized by Law.

SHARE RIGHTS

58.	Subject to the provisions of applicable Law, Designated Stock Exchange Rules, the Memorandum and these Articles and to any special rights conferred on the holders of any Shares or class of Shares, any share in the Company (whether forming part of the present capital or not) may be issued with or have attached thereto such rights or restrictions whether in regard to dividend, voting, return of capital or otherwise as the Board may determine, including without limitation on terms that they may be, or at the option of the Company or the holder are, liable to be redeemed on such terms and in such manner, including out of capital, as the Board may deem fit.

59.	Subject to the provisions of applicable Law and these Articles, any preferred shares may be issued or converted into shares that, at a determinable date or at the option of the Company or the holder if so authorized by the Memorandum, are liable to be redeemed on such terms and in such manner as the Company before the issue or conversion may by Special Resolution of the Members determine. Where the Company purchases for redemption a redeemable share, purchases not made through the market or by tender shall be limited to a maximum price as may from time to time be determined by the Board, either generally or with regard to specific purchases. If purchases are by tender, tenders shall comply with applicable Law.

60.	The rights and restrictions attaching to the Ordinary Shares are as follows:

(a).	Income.

Holders of Ordinary Shares shall be entitled to such dividends as the Directors may in their absolute discretion lawfully declare from time to time.

(b).	Capital

Holders of Ordinary Shares shall be entitled to a return of capital on liquidation, dissolution or winding-up of the Company (other than on a conversion, redemption or purchase of shares, or an equity financing or series of financings that do not constitute the sale of all or substantially all of the shares of the Company).

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(c).	Attendance at General and Special Meetings and Voting

Holders of Ordinary Shares have the right to receive notice of, attend, speak and vote at general and special meetings of the Company. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by the Members. Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at general and special meetings of the Company and each Class B Ordinary Share shall be entitled to ten (10) votes on all matters subject to vote at general and special meetings of the Company.

(d).	Conversion

(i)	Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time by the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares.

(ii)	Upon any sale, transfer, assignment or disposition of Class B Ordinary Shares by a holder thereof to any person or entity which is not an Affiliate of such holder, or upon a change of beneficial ownership of any Class B Ordinary Shares as a result of which any Person who is not an Affiliate of the registered holders of such Ordinary Shares becomes a beneficial owner of such Ordinary Shares, such Class B Ordinary Share, shall be automatically and immediately converted into an equal number of Class A Ordinary Shares. For the avoidance of doubt, (i) a sale, transfer, assignment or disposition shall be effective upon the Company’s registration of such sale, transfer, assignment or disposition in the Register of Members; (ii) the creation of any pledge, charge, encumbrance or other third party right of whatever description on any Class B Ordinary Shares to secure any contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party who is not an Affiliate of the relevant Shareholder becoming a beneficial owner of the relevant Class B Ordinary Shares in which case all the related Class B Ordinary Shares shall be automatically and immediately converted into the same number of Class A Ordinary Shares, and (iii) the termination of directorship on the Board of Directors or employment as an executive officer with the Company of any holder of any Class B Ordinary Shares shall not trigger the automatic conversion contemplated under this Article 60(d).

(iii)	For purposes of this Article 60, “beneficial ownership” shall have the meaning defined in Rule 13d-3 under the U.S. Securities Exchange Act of 1934, as amended.

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(iv)	Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to this Article shall be effected by means of the re-designation and re-classification of the relevant Class B Ordinary Share as a Class A Ordinary Share together with such rights and restrictions and which shall rank pari passu is all respects with the Class A Ordinary Shares then in issue. Such conversion shall become effective forthwith upon entries being made in the Register of Members to record the re-designation and re-classification of the relevant Class B Ordinary Shares as Class A Ordinary Shares.

(v)	Upon conversion, the Company shall allot and issue the relevant Class A Ordinary Shares to the converting Member, enter or procure the entry of the name of the relevant holder of Class B Ordinary Shares as the holder of the relevant number of Class A Ordinary Shares resulting from the conversion of the Class B Ordinary Shares in, and make any other necessary and consequential changes to, the Register of Members and shall procure that certificates in respect of the relevant Class A Ordinary Shares, together with a new certificate for any unconverted Class B Ordinary Shares comprised in the certificate(s) surrendered by the holder of the Class B Ordinary Shares are issued to the holders of the Class A Ordinary Shares and Class B Ordinary Shares.

(vi)	Save and except for voting rights and conversion rights as set out in this Article 60(c) and (d), Class A Ordinary Shares and Class B Ordinary Shares shall rank pari passu and shall have the same rights, preferences, privileges and restrictions.

VARIATION OF RIGHTS OF SHARES

61.	Subject to the provisions of these Articles, if at any time the share capital of the Company is divided into different Classes, the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied, modified or abrogated with the consent in writing of the holders of a majority of the issued Shares of that Class, or with the sanction of an Ordinary Resolution passed at a general meeting of the holders of the Shares of that Class.

62.	The provisions of these Articles relating to general meetings shall apply to every class meeting of the holders of one Class of Shares except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued Shares of the Class and that any holder of Shares of the Class present in person or by proxy may demand a poll.

63.	Subject to the provisions of the Articles, the rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that Class, be deemed to be varied by the creation or issue of further Shares ranking pari passu with or subsequent to the Shares of that Class or the redemption or purchase of any Shares of any Class by the Company, and the rights of the holders of Shares shall not be deemed to be varied by the creation or issue of Shares with preferred or other rights including, without limitation, the creation of Shares with enhanced or weighted voting rights.

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REGISTERED OFFICE

64.	Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office.

GENERAL MEETINGS

65.	All general meetings other than annual general meetings shall be called extraordinary general meetings.

66.	The Company may, but shall not (unless required by the Statute) be obliged to hold a general meeting in each calendar year as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as the Directors shall appoint. At these meetings the report of the Directors (if any) shall be presented.

67.	The Chairman or a majority of the Directors may call general meetings, and they shall on a Member’s requisition forthwith proceed to convene an extraordinary general meeting of the Company.

68.	A Members’ requisition is a requisition of Members of the Company holding at the date of deposit of the requisition not less than one-third (1/3) of all votes attaching to all issued and outstanding Shares entitled to vote at general meetings of the Company.

69.	The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

70.	If there are no Directors as at the date of the deposit of a Members’ requisition, or if the Directors do not within twenty-one (21) calendar days from the date of the deposit of such requisition duly proceed to convene a general meeting to be held within a further twenty-one (21) calendar days, the requisitionists, or any of them representing more than one- half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three calendar months after the expiration of the said twenty-one (21) calendar days.

71.	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS

72.	At least fifteen (15) calendar days’ notice shall be given of any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this regulation has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a).	in the case of an annual general meeting, by all the Members (or their proxies) entitled to attend and vote thereat; and

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(b).	in the case of an extraordinary general meeting, by a majority in number of the Members (or their proxies) having a right to attend and vote at the meeting, being a majority together holding not less than seventy-five percent (75%) in voting rights of the Shares giving that right.

73.	The accidental omission to give notice of a general meeting to, or the non-receipt of notice of a meeting by, any Person entitled to receive notice shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

74.	No business shall be transacted at any general meeting unless a quorum is present at the time when the meeting proceeds to business. Two or more holders of Shares which carry not less than one-third of all votes attaching to Shares in issue and entitled to vote at such general meeting, present in person or by proxy or, if a corporate or other non-natural person, by its duly authorised representative, shall constitute a quorum; unless the Company has only one Member entitled to vote at such general meeting in which case the quorum shall be that one Member present in person or by proxy or (in the case of a corporation or other non-natural person) by a duly authorized representative or proxy.

75.	A person may participate at a general meeting by telephone or other similar communications equipment by means of which all the persons participating in such meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

76.	A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by all Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations, signed by their duly authorized representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

77.	If a quorum is not present within half an hour from the time appointed for the meeting or if during such a meeting a quorum ceases to be present, the meeting shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and place or to such other day, time or such other place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the Members constituting a majority of the outstanding share capital of the Company (calculated on an as- converted basis) shall be a quorum and may transact the business for which the meeting was called, provided, that, such present Members shall only discuss and/or approve the matters as described in the meeting notice delivered in accordance with these Articles.

78.	The chairman, if any, of the Board of Directors shall preside as chairman at every general meeting of the Company, or if there is no such chairman, or if he shall not be present within fifteen (15) minutes after the time appointed for the holding of the meeting, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

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79.	If no Director is willing to act as chairman or if no Director is present within fifteen (15) minutes after the time appointed for holding the meeting, the Members present shall choose one of their number to be chairman of the meeting.

80.	The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a general meeting is adjourned for thirty calendar days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice.

81.	A resolution put to the vote of the meeting shall be decided on the vote of the requisite majority pursuant to a poll of the Members. Unless otherwise required by the Statute or these Articles, such requisite majority shall be a simple majority of votes that are able to be cast.

82.	The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Members in accordance with these Articles, for any reason or for no reason, upon notice in writing to Members. A postponement may be for a stated period of any length or indefinitely as the Directors may determine. Notice of the business to be transacted at such postponed general meeting shall not be required. If a general meeting is postponed in accordance with this Article, the appointment of a proxy will be valid if it is received as required by the Articles not less than 48 hours before the time appointed for holding the postponed meeting.

VOTES OF MEMBERS

83.	Subject to any rights and restrictions for the time being attached to any Share, every Member present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall, at a general or special meeting of the Company, have one (1) vote for each Class A Ordinary Share and ten (10) votes for each Class B Ordinary Share, in each case of which he is the holder.

84.	In the case of joint holders of record the vote of the senior holder who tenders a vote, whether in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

85.	Shares carrying the right to vote that are held by a Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may be voted by his committee, receiver, curator bonis, or other Person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

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86.	No Person shall be entitled to vote at any general meeting or at any separate meeting of the holders of a class of Shares unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid.

87.	No objection shall be raised to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

88.	Votes may be cast either personally or by proxy. A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. All resolutions shall be determined by poll and not on a show of hands. An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

89.	A Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

PROXIES

90.	The instrument appointing a proxy shall be in writing, be executed under the hand of the appointor or of his attorney duly authorized in writing, or, if the appointor is a corporation, under the hand of an officer or attorney duly authorized for that purpose. A proxy need not be a Member of the Company.

91.	The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company:

(a).	not less than forty-eight (48) hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(b).	in the case of a poll taken more than forty-eight (48) hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than twenty-four (24) hours before the time appointed for the taking of the poll; or

(c).	where the poll is not taken forthwith but is taken not more than forty-eight (48) hours after it was demanded be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director;

provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited (no later than the time for holding the meeting or adjourned meeting) at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The chairman may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

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92.	The instrument appointing a proxy may be in any usual or common form and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to confer authority to demand or join or concur in demanding a poll.

93.	Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

CORPORATIONS ACTING BY REPRESENTATIVES

94.	Any corporation or other non-natural person which is a Member or a Director may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorize such person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the person so authorized shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Member or Director.

SHARES THAT MAY NOT BE VOTED

95.	Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

DEPOSITARY AND CLEARING HOUSES

96.	If a recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such Person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any Class of Members provided that, if more than one Person is so authorized, the authorization shall specify the number and Class of Shares in respect of which each such Person is so authorized. A Person so authorized pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Member holding the number and Class of Shares specified in such authorization.

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DIRECTORS

97.	Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than five (5) Directors, and there shall be no maximum number of Directors.

98.	The Board of Directors shall have a Chairman elected and appointed by a majority of the Directors then in office. The period for which the Chairman will hold office will also be determined by a majority of all of the Directors then in office. The Chairman shall preside as chairman at every meeting of the Board of Directors, save and except that if the Chairman is not present at a meeting of the Board of Directors within fifteen minutes after the time appointed for holding the same, or if the Chairman is unable or unwilling to act as the chairman of a meeting of the Board of Directors, the attending Directors may choose one of their number to be the chairman of the meeting.

99.	The Company may by Ordinary Resolution appoint any person to be a Director.

100.	The Board may, by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, appoint any person as a Director, to fill a casual vacancy on the Board or as an addition to the existing Board.

101.	[Reserved].

102.	A Director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated.

103.	A Director shall not be required to hold any Shares in the Company by way of qualification. A Director who is not a Member of the Company shall nevertheless be entitled to attend and speak at general meetings.

104.	A Director may be removed from office by Ordinary Resolution of the Company, notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement). A vacancy on the Board created by the removal of a Director under the previous sentence may be filled by Ordinary Resolution or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting. The notice of any meeting at which a resolution to remove a Director shall be proposed or voted upon must contain a statement of the intention to remove that Director and such notice must be served on that Director not less than ten (10) calendar days before the meeting. Such Director is entitled to attend the meeting and be heard on the motion for his removal.

105.	The remuneration of the Directors may be determined by the Directors or by Ordinary Resolution.

106.	The Directors shall be entitled to be paid their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive such fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

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107.	Subject to applicable Law, Designated Stock Exchange Rules and the Articles, The Board may establish any committee of the Board as the Board shall deem appropriate from time to time, and committees of the Board shall have the rights, powers and privileges granted to such committees by the Board from time to time.

POWERS AND DUTIES OF DIRECTORS

108.	Subject to the provisions of the Statute, the Memorandum and these Articles and to any directions given by Special Resolution, the business and affairs of the Company shall be conducted as directed by the Board of Directors of the Company. The Board shall have all such powers and authorities, and may do all such acts and things, to the maximum extent permitted by applicable Law, the Memorandum and these Articles. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

109.	The Board may, from time to time, and except as required by applicable Law or Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company and determine on various corporate governance related matters of the Company as the Board shall determine by resolution of Directors from time to time.

110.	Subject to these Articles, the Directors may from time to time appoint any natural person or corporation, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, chief executive officer, one or more other executive officers, president, one or more vice-presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any natural person or corporation so appointed by the Directors may be removed by the Directors. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases for any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

111.	The Directors may appoint any natural person or corporation to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors.

112.	The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

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113.	The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorized signatory (any such person being an “Attorney” or “Authorized Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorized Signatory as the Directors may think fit, and may also authorise any such Attorney or Authorized Signatory to delegate all or any of the powers, authorities and discretion vested in him.

114.	The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

115.	The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any natural person or corporation to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such natural person or corporation.

116.	The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any natural person or corporation so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

117.	Any such delegates as aforesaid may be authorized by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

BORROWING POWERS OF DIRECTORS

118.	The Directors may from time to time at their discretion exercise all the powers of the Company to borrow money, to mortgage or charge all or any part of its undertaking, property and assets (present and future) and uncalled capital, and to issue debentures, bonds and other securities, whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

DISQUALIFICATION OF DIRECTORS

119.	The office of a Director shall be vacated if:

(a).	he gives notice in writing to the Company that he resigns the office of Director;

(b).	he dies, becomes bankrupt or makes any arrangement or composition with his creditors generally;

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(c).	is prohibited by any applicable Law or Designated Stock Exchange Rules from being a Director;

(d).	he is found to be or becomes of unsound mind; or

(e).	is removed from office pursuant to any other provision of these Articles.

MEETINGS OF THE BOARD OF DIRECTORS

120.	The Board shall meet at such times and in such places as the Board shall designate from time to time. A meeting of the Board may be called by any Director on no less than twenty-four (24) hours prior written notice of the time, place and agenda of the meeting. Subject to these Articles, questions arising at any meeting shall be decided by a majority of votes of the Directors present at a meeting at which there is a quorum, with each having one (1) vote and in case of an equality of votes, the Chairman shall have a second or casting vote.

121.	A Director may participate in any meeting of the Board or of any committee of the Board by means of video conference, teleconference or other similar communications equipment by means of which all persons participating in the meeting can hear each other and such participation shall constitute such Director’s presence in person at the meeting.

122.	The quorum necessary for the transaction of the business of the Board may be fixed by the Directors, and unless so fixed, the presence of two (2) Directors (of which at least one (1) of them shall be a Management Director) then in office shall constitute a quorum. A Director represented by proxy or by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

123.	If a quorum is not present at any duly called meeting, such meeting may be adjourned to a time no earlier than forty-eight (48) hours after written notice of such adjournment has been given to the Directors. The Directors present at such adjourned meeting shall constitute a quorum, provided that the Directors present at such adjourned meeting may only discuss and/or approve the matters as described in the meeting notice delivered to the Directors in accordance with Article 120.

124.	A resolution in writing (in one or more counterparts), signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his appointer), shall be as valid and effectual as if it had been passed at a meeting of the Directors or committee, as the case may be, duly convened and held. When signed a resolution may consist of several documents each signed by one or more of the Directors or his duly appointed alternate.

125.	Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within fifteen (15) minutes after the time appointed for holding the meeting, the committee members present may choose one of their number to be chairman of the meeting.

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126.	A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

127.	All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

128.	The Company shall pay all fees, charges and expenses (including travel and related expenses) incurred by each Director in connection with: (i) attending the meetings of the Board and all committees thereof (if any) and (ii) conducting any other Company business requested by the Company.

PRESUMPTION OF ASSENT

129.	A Director who is present at a meeting of the Board at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

DIRECTORS’ INTERESTS

130.	A Director may:

(a).	hold any other office or place of profit with the Company (except that of Auditor) in conjunction with his office of Director for such period and upon such terms as the Board may determine. Any remuneration (whether by way of salary, commission, participation in profits or otherwise) paid to any Director in respect of any such other office or place of profit shall be in addition to any remuneration provided for by or pursuant to any other Article;

(b).	act by himself or his firm in a professional capacity for the Company (otherwise than as Auditor) and he or his firm may be remunerated for professional services as if he were not a Director;

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(c).	continue to be or become a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of any other company promoted by the Company or in which the Company may be interested as a vendor, shareholder or otherwise and (unless otherwise agreed) no such Director shall be accountable for any remuneration, profits or other benefits received by him as a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of or from his interests in any such other company. Subject as otherwise provided by these Articles the Directors may exercise or cause to be exercised the voting powers conferred by the shares in any other company held or owned by the Company, or exercisable by them as Directors of such other company in such manner in all respects as they think fit (including the exercise thereof in favour of any resolution appointing themselves or any of them directors, managing directors, joint managing directors, deputy managing directors, executive directors, managers or other officers of such company) or voting or providing for the payment of remuneration to the director, managing director, joint managing director, deputy managing director, executive director, manager or other officers of such other company and any Director may vote in favour of the exercise of such voting rights in manner aforesaid notwithstanding that he may be, or about to be, appointed a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer of such a company, and that as such he is or may become interested in the exercise of such voting rights in manner aforesaid.

Notwithstanding the foregoing, no “Independent Director” as defined in the rules of the Designated Stock Exchange or in Rule 10A-3 under the Exchange Act, and with respect of whom the Board has determined constitutes an “Independent Director” for purposes of compliance with applicable Law or the Company’s listing requirements, shall without the consent of the Audit Committee take any of the foregoing actions or any other action that would reasonably be likely to affect such Director’s status as an “Independent Director” of the Company.

131.	Subject to applicable Law and to these Articles, no Director or proposed or intending Director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatever, nor shall any such contract or any other contract or arrangement in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company or the Members for any remuneration, profit or other benefits realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established provided that such Director shall disclose the nature of his interest in any contract or arrangement in which he is interested in accordance with Article 132 herein. Any such transaction that would reasonably be likely to affect a Director’s status as an “Independent Director”, or that would constitute a “related party transaction” as defined by Item 7 of Form 20F promulgated by the Commission, shall require the approval of the Audit Committee.

132.	A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested. For the purposes of this Article, a general Notice to the Board by a Director to the effect that:

(a).	he is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the Notice be made with that company or firm; or

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(b).	he is to be regarded as interested in any contract or arrangement which may after the date of the Notice be made with a specified person who is connected with him;

shall be deemed to be a sufficient declaration of interest under this Article in relation to any such contract or arrangement, provided that no such Notice shall be effective unless either it is given at a meeting of the Board or the Director takes reasonable steps to secure that it is brought up and read at the next Board meeting after it is given.

133.	Following a declaration being made pursuant to the last preceding two Articles, subject to any separate requirement for Audit Committee approval under applicable Law or the Designated Stock Exchange Rules, and unless disqualified by the chairman of the relevant Board meeting, a Director may vote in respect of any contract or proposed contract or arrangement in which such Director is interested and may be counted in the quorum at such meeting.

MINUTES

134.	The Directors shall cause minutes to be made for the purpose of all appointments of officers made by the Directors, all proceedings at meetings of the Company or the holders of any Class of Shares and of the Directors, and of committees of Directors including the names of the Directors or alternate Directors present at each meeting.

135.	When the chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

ALTERNATE DIRECTORS

136.	Any Director (other than an alternate Director) may by writing appoint any other Director, or any other person willing to act, to be an alternate Director and by writing may remove from office an alternate Director so appointed by him.

137.	An alternate Director shall be entitled to receive notice of all meetings of Directors and of all meetings of committees of Directors of which his appointor is a member, to attend and vote at every such meeting at which the Director appointing him is not personally present, and generally to perform all the functions of his appointor as a Director in his absence.

138.	An alternate Director shall cease to be an alternate Director if his appointor ceases to be a Director.

139.	Any appointment or removal of an alternate Director shall be by notice to the Company signed by the Director making or revoking the appointment or in any other manner approved by the Directors.

140.	An alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him.

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AUDIT COMMITTEE

141.	Without prejudice to the freedom of the Directors to establish any other committees, for so long as the shares of the Company are listed or quoted on the Designated Stock Exchange, the Board shall establish and maintain an Audit Committee as a committee of the Board, the composition and responsibilities of which shall comply with the charter of the Audit Committee, the Designated Stock Exchange Rules and the rules and regulations of the Commission.

NO MINIMUM SHAREHOLDING

142.	The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed, a Director is not required to hold Shares.

SEAL

143.	The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorized by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some officer or other person appointed by the Directors for the purpose.

144.	The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

145.	A Director or officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

DIVIDENDS, DISTRIBUTIONS AND RESERVE

146.	Subject to the Statute and these Articles any rights and restrictions for the time being attached to any Shares, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorize payment of the dividends or distributions out of the funds of the Company lawfully available therefor. No dividend or distribution shall be paid except out of the realized or unrealized profits of the Company, or out of the share premium account or as otherwise permitted by the Statute.

147.	Except as otherwise provided by the rights attached to Shares, all dividends shall be declared and paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for dividend as from a particular date, that Share shall rank for dividend accordingly.

148.	The Directors may deduct from any dividend or distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

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149.	The Directors may declare that any dividend or distribution be paid wholly or partly by the distribution of specific assets and in particular of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees as may seem expedient to the Directors.

150.	Any dividend, distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of three or more joint holders may give effectual receipts for any dividends, bonuses, or other monies payable in respect of the Share held by them as joint holders.

151.	If several Persons are registered as joint holders of any Share, any of them may give effective receipts for any dividend or other moneys payable on or in respect of the Share.

152.	No dividend or distribution shall bear interest against the Company.

153.	Any dividend which cannot be paid to a Member and/or which remains unclaimed after six (6) months from the date of declaration of such dividend may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the dividend shall remain as a debt due to the Member. Any dividend which remains unclaimed after a period of six (6) years from the date of declaration of such dividend shall be forfeited and shall revert to the Company.

CAPITALIZATION

154.	Subject to applicable Law, the Directors may:

(a).	resolve to capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the Share Premium Account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution;

(b).	appropriate the sum resolved to be capitalised to the Members in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

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(ii)	paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

and allot the Shares or debentures, credited as fully paid, to the Members (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Members credited as fully paid;

(c).	make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d).	authorise a Person to enter (on behalf of all the Members concerned) into an agreement with the Company providing for either:

(i)	the allotment to the Members respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalisation, or

(ii)	the payment by the Company on behalf of the Members (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Members; and

(e).	generally do all acts and things required to give effect to the resolution.

155.	Notwithstanding any provisions in these Articles, the Directors may resolve to capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the Share Premium Account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution by applying such sum in paying up in full unissued Shares to be allotted and issued to:

(a).	employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members;

(b).	any trustee of any trust or administrator of any share incentive scheme or employee benefit scheme to whom shares are to be allotted and issued by the Company in connection with the operation of any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or Members; or

(c).	the holders of warrants issued by the Company upon the cashless exercise of such warrant in accordance with the terms thereof.

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BOOKS OF ACCOUNT

156.	The Directors shall cause proper books of account to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

157.	The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by the Statute or authorized by the Directors or by the Company in general meeting.

158.	The Directors may from time to time cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by the Law.

AUDIT

159.	Subject to applicable Law and Designated Stock Exchange Rules, the Directors may appoint an Auditor of the Company who shall hold office until removed from office by a resolution of the Directors.

160.	The remuneration of the Auditor shall be determined by the Audit Committee or, in the absence of such an Audit Committee, by the Board.

161.	If the office of auditor becomes vacant by the resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.

162.	Auditors of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditors.

163.	Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment and at any time during their term of office upon request of the Directors or any general meeting of the Members.

164.	The statement of income and expenditure and the balance sheet provided for by these Articles shall be examined by the Auditor and compared by him with the books, accounts and vouchers relating thereto; and he shall make a written report thereon stating whether such statement and balance sheet are drawn up so as to present fairly the financial position of the Company and the results of its operations for the period under review and, in case information shall have been called for from Directors or officers of the Company, whether the same has been furnished and has been satisfactory. The financial statements of the Company shall be audited by the Auditor in accordance with generally accepted auditing standards. The Auditor shall make a written report thereon in accordance with generally accepted auditing standards and the report of the Auditor shall be submitted to the Audit Committee. The generally accepted auditing standards referred to herein may be those of a country or jurisdiction other than the Cayman Islands. If so, the financial statements and the report of the Auditor should disclose this act and name such country or jurisdiction.

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SHARE PREMIUM ACCOUNT

165.	The Directors shall in accordance with the Statute establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

166.	There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Statute, out of capital.

NOTICES

167.	Except as otherwise provided in these Articles, any notice or document may be served by the Company or by the Person entitled to give notice to any Member either personally, or by posting it by airmail or by a recognized courier service in a prepaid letter addressed to such Member at his address as appearing in the Register of Members, or by electronic mail to any electronic mail address such Member may have specified in writing for the purpose of such service of notices, or by facsimile to any facsimile number such Member may have specified in writing for the purpose of such service of notices, or, to the extent permitted by applicable Law, by placing it on the Company’s Website should the Directors deem it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register of Members in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

168.	Any notice or other document, if served by:

(a).	post, shall be deemed to have been served five (5) calendar days after the time when the letter containing the same is posted;

(b).	facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c).	recognized courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service;

(d).	electronic mail, shall be deemed to have been served immediately upon the time of the transmission by electronic mail; or

(e).	placing it on the Company’s Website, shall be deemed to have been served immediately upon the time when the same is placed on the Company’s Website.

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169.	Any Members present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

170.	A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under these Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

171.	Notice of every general meeting shall be given in any manner hereinbefore authorized to every person shown as a Member in the Register of Members on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member of record where the Member of record but for his death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

INFORMATION

172.	No Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members of the Company to communicate to the public.

173.	The Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the Register and transfer books of the Company.

WINDING UP

174.	If the Company shall be wound up, the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Statute, divide amongst the Members in species or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

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175.	If the Company shall be wound up, and the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them. If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

INDEMNITY

176.	Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, assistant Secretary, or other officer for the time being and from time to time of the Company (but not including the Company’s Auditors) and the personal representatives of the same (each, an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, wilful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

FINANCIAL YEAR

177.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year.

DISCLOSURE

178.	The Directors, or any service providers (including the officers, the Secretary and the registered office agent of the Company) specifically authorized by the Directors, shall be entitled to disclose to any regulatory or judicial authority any information regarding the affairs of the Company including without limitation information contained in the Register and books of the Company.

TRANSFER BY WAY OF CONTINUATION

179.	The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

MERGERS AND CONSOLIDATIONS

180.	The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Statute) upon such terms as the Directors may determine and (to the extent required by the Statute) with the approval of a Special Resolution.

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Annex C

ESCROW AGREEMENT

This Escrow Agreement (the “Agreement”), dated as of [*], by and among Loeb & Loeb LLP, as escrow agent (the “Escrow Agent”), SunCar Technology Group Inc., a Cayman Islands exempted company (the “Purchaser”), and [  ] (the “Shareholders’ Representative”) as the representative of the shareholders (each a “Shareholder” and collectively the “Shareholders”) of Auto Services Group Limited, a Cayman Islands exempted company (the “Company”).

WHEREAS, Goldenbridge Acquisition Limited, the Purchaser, the Company, the Shareholders’ Representative, and certain other persons and entities entered into a Merger Agreement, dated [*], 2022 (the “Merger Agreement”), providing for, among other things, Merger Sub merging with and into the Company; the Purchaser acquiring 100% of the Company Ordinary Shares and the Shareholders in exchange receiving the Closing Payment Shares in accordance with the terms set forth in the Merger Agreement;

WHEREAS, pursuant to Section 11.3 of the Merger Agreement, the Purchaser is required to deposit Purchaser Class A Ordinary Shares and Purchaser Class B Ordinary Shares, as applicable, representing 1,000,000 shares of the aggregate amount of Closing Payment Shares (the “Escrow Shares”), which Escrow Shares would otherwise be issuable to the Shareholders, with the Escrow Agent on the date hereof in connection with the indemnification obligations of the Shareholders as contemplated by the Merger Agreement.

NOW, THEREFORE, the parties agree as follows:

1. Defined Terms. Capitalized terms used herein and not otherwise defined herein shall have the meanings given to such terms in the Merger Agreement.

2. Appointment and Acceptance of Escrow Agent. The Purchaser and the Shareholders’ Representative hereby appoint the Escrow Agent to act, and the Escrow Agent hereby agrees to act, as escrow agent hereunder.

3. Escrow Deposit. Concurrently with the execution of this Agreement, the Purchaser shall deposit the Escrow Shares with the Escrow Agent. The Escrow Shares will be deemed to be beneficially owned by the persons listed on Exhibit A attached hereto and shall be voted in accordance with the instructions provided by the Shareholders’ Representative.

4. Disbursement of Deposit.

a. In the event that the Indemnified Party is entitled to indemnification under the terms of Article XI of the Merger Agreement, the Indemnified Party shall give the Escrow Agent and the Shareholders’ Representative prompt notice of such claim (a “Claim”) against the Escrow Shares in accordance with Section 15 of this Agreement. Such notice shall describe, in reasonable detail, the Loss that has been or may be suffered by the Indemnified Party. Unless the Escrow Agent receives a timely Objection Notice (as defined below) from the Shareholders’ Representative pursuant to Section 5, the Escrow Agent shall disburse the amount of Escrow Shares specified in the Claim notice as directed therein.

b. In the event that the Escrow Agent receives an instruction letter signed by the Purchaser and the Shareholders’ Representative, the Escrow Agent shall promptly distribute all or any portion of the Escrow Shares as directed by such instruction letter.

c. In the event that any portion of the Escrow Shares (not including any amounts subject to an Objection Notice pursuant to Section 5 of this Agreement, which amounts will remain in escrow pursuant to this Agreement until disbursed in accordance with Section 5) remains in escrow with the Escrow Agent on the date that is six (6) months after the Closing (the “Termination Date”), the Escrow Agent shall, within five (5) Business Days following the receipt of an instruction letter from the Shareholders’ Representative at any time after the Termination Date (the “Release Date”), release the remaining Escrow Shares to the Shareholders’ Representative for distribution to the Shareholders in accordance with the applicable percentage of Escrow Shares for each Shareholder indicated on Exhibit A.

Annex C-1

5. Dispute of Claim. The Shareholders’ Representative shall have the right to dispute any Claim against the Escrow Shares within the thirty (30) day period following the Shareholders’ Representative’s receipt of a copy of a Claim notice by delivering to the Escrow Agent and the Indemnified Party written notice (an “Objection Notice”) that the Shareholders’ Representative disputes the matter(s) set forth in such Claim notice either with respect to the validity or the amount of the Claim (or both). Such notice shall include the basis, with reasonable specificity, of the objection. If an Objection Notice is not received within such thirty (30) day period, the Shareholders’ Representative will be deemed to have waived its right to object to the disbursement of all or any portion of the Escrow Shares pursuant to such Claim. Upon timely receipt of an Objection Notice, Escrow Agent shall take no action with respect to the Claim, except upon receipt of joint written instructions from the Shareholders’ Representative and the Indemnified Party or by a final non-appealable order of a court of competent jurisdiction (“Final Order”). Escrow Agent shall promptly follow such instructions or Final Order upon receipt thereof. Escrow Agent shall be entitled to receive an opinion of counsel (which will be paid for by the Purchaser) that such Final Order is final and binding. If the amount necessary to satisfy any disputed Claim, as ultimately determined via joint written instructions or Final Order, is in excess of the Escrow Shares, then Escrow Agent shall pay over the Escrow Shares pursuant to the joint written instructions or Final Order, but shall in no way be responsible for any such excess.

6. Liability of Escrow Agent. Escrow Agent shall be liable only for its bad faith or willful misconduct and not for any act done or omitted by it hereunder in good faith. The parties hereto agree that Escrow Agent will not be called upon to construe any contract or instrument. Escrow Agent is authorized to comply with and obey laws, orders, judgments, decrees, and regulations of any governmental authority, court, tribunal, or arbitrator; provided, however, that Escrow Agent shall, to the extent practicable, give each of the other parties hereto reasonable notice of its intention to comply with or obey any such law, order, judgment, decree, or regulation and the opportunity to object to such intention to comply or obey (for which Escrow Agent shall be entitled to indemnification as provided in this Agreement); provided, further, that Escrow Agent shall not be required to give any such notice if, in its reasonable judgment, a delay in complying with or obeying any such law, order, judgment, decree, or regulation would prejudice any rights of Escrow Agent or subject it to any liability. If Escrow Agent complies with or obeys any such law, order, judgment, decree, or regulation, Escrow Agent shall not be liable to any of the parties hereto or to any other person even if such law, order, judgment, decree, or regulation is subsequently reversed, modified, annulled, set aside, vacated, found to have been entered without jurisdiction, or found to be in violation of or beyond the scope of a constitution or a law.

7. Actions Protected. Escrow Agent may rely, and shall be protected in acting or refraining from acting, upon any written notice, waiver, consent, certificate, receipt, authorization, power of attorney, instruction, request or other paper or document (each a “Notice”), furnished to it hereunder and believed by it to be genuine. If Escrow Agent receives a Notice under which some action is to be taken by it, it shall not be required to act thereon until it has had an opportunity, if it so desires and in its sole discretion, to investigate the authenticity of such Notice.

8. Legal Counsel. Escrow Agent may consult with and obtain advice from legal counsel of its own choice in the event of any question as to the provisions hereof or its duties hereunder and shall have full and complete authorization and protection for any action taken or suffered by it hereunder in good faith and in accordance with the opinion of such counsel.

9. No Other Duties. Escrow Agent shall have no duties arising from this Agreement except those expressly set forth herein, and it shall not be bound by any notice of claim or demand with respect thereto, or any waiver, modification, amendment, termination, cancellation, revision or rescission of this Agreement, unless received by it in writing in conformity with the provisions hereof, and, if Escrow Agent’s duties hereunder are affected, unless it shall have given its prior written consent thereto. Escrow Agent shall not be bound by any assignment by the Purchaser or by the Shareholders’ Representative of any rights hereunder unless Escrow Agent shall have received written notice thereof from the assignor.

10. Compensation of Escrow Agent; Indemnification. Except as specifically set forth herein, Escrow Agent shall receive no compensation for its services under this Agreement. Notwithstanding the foregoing, the Purchaser and the Shareholders’ Representative, jointly and severally, agree to indemnify Escrow Agent for, and to hold it harmless against, any loss, liability, damage or expense incurred by Escrow Agent arising out of, or in connection with, this Agreement, any litigation arising in connection with this Agreement or any transaction related in any way hereto, including but not limited to attorneys’ fees and other costs and expenses of defending itself against any claim of liability, except for liability or expense resulting from the bad faith, willful misconduct or gross negligence of Escrow Agent.

Annex C-2

11. Payment of Expenses. The Purchaser shall be responsible for the reasonable out-of-pocket expenses of Escrow Agent incurred by it in connection with its acting as escrow agent hereunder.

12. Termination. Escrow Agent’s responsibilities and liabilities hereunder, except as a result of its own bad faith, willful misconduct or gross negligence, will terminate upon distribution of all Escrow Shares held by Escrow Agent in accordance with the provisions of this Agreement.

13. Successor Escrow Agents. Escrow Agent has the right to, and may, at any time, resign and be discharged from its duties hereunder by giving notice in writing of such resignation, specifying a date (no earlier than ten (10) business days after the giving of such notice) when such resignation shall take effect. If the other parties hereto do not appoint a substitute escrow agent prior to the effective date of Escrow Agent’s resignation, Escrow Agent shall appoint a successor escrow agent, or, if Escrow Agent is unable to make such an appointment, may deposit the Escrow Shares with a court of appropriate jurisdiction, and thereupon Escrow Agent shall be fully relieved and discharged of any further duties hereunder.

14. Amendment. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each party hereto, or in the case of a waiver, by the party against whom the waiver is to be effective.

15. Notices. For the purposes of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when (a) delivered in person, (b) transmitted by facsimile or e-mail or (c) mailed by first class, overnight or certified mail, return receipt requested, postage prepaid, addressed to the parties at the following addresses or to such other address as a party shall hereafter specify by notice to the other parties:

If to the Purchaser, to:

[Purchaser]

[Address]

Attn: [*]

Email: [*]

With a copy (which shall not constitute notice) to:

[*]

[*]

Attn: [*]

Email: [*]

If to the Shareholders’ Representative:

[Address]

Attn: [*]

Email: [*]

If to Escrow Agent:

Loeb & Loeb LLP

345 Park Avenue

New York, New York 10154

Attn: Giovanni Caruso, Esq.

Email: gcaruso@loeb.com

Fax: (212) 407-4866

All such notices and communications shall be deemed to be effective and to have been delivered on (i) the date of delivery thereof if delivered in person, (ii) one day after a facsimile or e-mail is sent, provided that an appropriate electronic confirmation is received, (iii) 24 hours after being sent by overnight courier, or (iv) on the third business day after the mailing thereof to the last known address of the recipient, except that notice of change of address shall be effective only upon receipt or upon refusal to accept delivery thereof.

Annex C-3

16. Recovery of Attorneys’ Fees and Court Costs. In the event of a dispute concerning the disbursement or distribution of the Escrow Shares which dispute is resolved by a court order, the prevailing party shall be entitled to recovery of its reasonable attorneys’ fees, court costs, and other related expenses incident to such cause of action from the other party.

17. Entire Agreement. This Agreement, together with the Merger Agreement, as referenced herein, constitutes the entire agreement among the parties and supersedes all prior agreements, understandings and arrangements, oral or written, among the parties with respect to the subject matter hereof. Any party hereto may, by an instrument in writing, waive compliance by another party hereto with any term or provision of this Agreement on the part of such other party hereto to be performed or complied with. The waiver by any party hereto of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach.

18. Successors and Assigns This Agreement shall inure to the benefit of and shall be binding upon the parties and their respective heirs, successors and assigns. Nothing in this Agreement, expressed or implied, is intended to or shall (a) confer on any person other than the parties, or their respective successors or assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, or (b) constitute the parties’ partners or participants in a joint venture. Escrow Agent shall not be obliged to recognize any such succession or assignment until written evidence thereof shall have been received by it.

19. Severability. In case any one or more of the provisions of this Agreement shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision which shall be a reasonable substitute therefor, in light of the tenor of this Agreement, and upon so agreeing, shall incorporate such substitute provision in this Agreement. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall not affect the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.

20. Assignment. This Agreement shall not be assignable by any party without the prior written consent of the other parties hereto.

21. Choice of Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to conflicts of law principles thereof.

22. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, and all of which together shall constitute one and the same instrument and any one of which may be introduced in evidence or used for any other purpose without the production of its duplicate counterparts.

23. Headings. The headings of the foregoing paragraphs of this Agreement are inserted herein for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

[Remainder of page intentionally left blank; signature page follows]

Annex C-4

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first above written.

Escrow Agent:
LOEB & LOEB LLP
By:
Name:
Title:

Purchaser:
SUNCAR TECHNOLOGY GROUP INC.
By:
Name: [*]
Title: [*]

Shareholders’ Representative

Annex C-5

Annex D

Goldenbridge Acquisition Limited

The Pre-Merger Charter Amendment

“Regulation 25.5 of the Articles of Association of the company are hereby amended and superseded by the following paragraph:

25.5.	The Company will consummate an initial business combination only if the Company has net tangible assets of at least US$5,000,001 immediately prior to, or upon such consummation, and, solely if the Company seeks shareholder approval, and a majority of the issued and outstanding ordinary shares voted are voted in favor of the business combination.”

Annex D-1

Annex E

INSIDER SHARE PURCHASE AGREEMENT

This INSIDER SHARE PURCHASE AGREEMENT (the “Agreement”), dated as of [*], 2022, by and among Goldenbridge Acquisition Limited, a British Virgin Islands company (“Goldenbridge”), Goldenbridge’s Initial Shareholders (the “Transferors”), and Auto Services Group Limited, a Cayman Islands exempt company (the “Transferee”). Capitalized terms used herein and not otherwise defined herein shall have the meanings given to such terms in the Merger Agreement (as defined below).

WHEREAS, Goldenbridge, the Transferee, SunCar Technology Group Inc., a Cayman Islands exempted company and wholly-owned subsidiary of Goldenbridge (the “Purchaser”), and SunCar Technology Global Inc, a Cayman Islands exempted company and wholly-owned subsidiary of the Purchaser (the “Merger Sub”), and certain other persons and entities entered into an Agreement and Plan of Merger, dated [*], 2022 (the “Merger Agreement”), providing for, among other things, Merger Sub merging with and into the Transferee; the Purchaser acquiring 100% of Company Shares and the Shareholders in exchange receiving the Closing Payment Shares, on the terms and subject to the conditions set forth therein (the “Business Combination”);

WHEREAS, in connection with the Business Combination and pursuant to Section 8.5 of the Merger Agreement, Goldenbridge, the Transferors, and the Transferee desire to enter into this Agreement setting forth certain rights and obligations with respect to the transfer of up to 400,000 Insider Shares.

NOW, THEREFORE, for good and valuable considerations, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows.

1. Transfer of Shares.

(a) In the event Goldenbridge has at least $40,000,000 in cash immediately after the Closing (netting off all the liabilities, costs and expenses owed by Goldenbridge at the Closing), as determined by an independent auditor of national or regional reputation mutually selected by the Transferors and the Transferee (the “Independent Auditor”), the Transferors shall, at the Closing, transfer, assign and convey to the Transferee, the Transferee shall receive, and Goldenbridge shall cause Continental to record the transfer and delivery to the Transferee of, 400,000 Insider Shares free and clear of all Encumbrances (as defined below), at a price of $10.00 per Insider Share for an aggregate purchase price of $4,000,000 and (ii) Goldenbridge shall (and shall cause Continental to) record such transfers in its books and records at the Closing.

(b) In the event Goldenbridge has at least $30,000,000 but less than $40,000,000 in cash immediately after the Closing (netting off all the liabilities, costs and expenses owed by the Parent at the Closing), as determined by the Independent Auditor, the Transferors shall, at the Closing, transfer, assign and convey to the Transferee, the Transferee shall receive, and Goldenbridge shall cause Continental to record the transfer and delivery to the Transferee of, 300,000 Insider Shares free and clear of all Encumbrances (as defined below), at a price of $10.00 per Insider Share for an aggregate purchase price of $3,000,000 and (ii) Goldenbridge shall (and shall cause Continental to) record such transfers in its books and records at the Closing.

Annex E-1

(c) In the event Goldenbridge has no more than $30,000,000 in cash immediately after the Closing (netting off all the liabilities, costs and expenses owed by the Parent at the Closing), as determined by the Independent Auditor, the Transferors shall, at the Closing, transfer, assign and convey to the Transferee, the Transferee shall receive, and Goldenbridge shall cause Continental to record the transfer and delivery to the Transferee of, 200,000 Insider Shares free and clear of all Encumbrances (as defined below), at a price of $10.00 per Insider Share for an aggregate purchase price of $2,000,000 and (ii) Goldenbridge shall (and shall cause Continental to) record such transfers in its books and records at the Closing.

(d) Schedule I hereto sets out the number of Insider Shares to be transferred by each Transferor in the event that the maximum number of 400,000 Insider Shares are to be transferred pursuant to the terms of this Agreement. In the event that less than 400,000 Insider Shares are to be transferred, the number of Insider Shares to be transferred by each Transferor shall be reduced on a pro rata basis or as otherwise agreed among the Transferors.

(e) The term “Encumbrances,” for purposes of this Agreement, means any liens, pledges, claims, charges, demands, security interests, mortgage, restriction of any kind or other encumbrances, except for obligations set forth in the Stock Escrow Agreement dated as of March 1, 2021, as may be amended from time to time (the “Escrow Agreement”).

2. Representations and Warranties of the Transferors. The Transferors, severally and not jointly, each hereby represents and warrants to the Transferee that (i) it has good and marketable title to all of the shares being transferred or that are transferrable to the Transferee pursuant to Section 1, free and clear of all Encumbrances and such shares are validly issued, fully paid and nonassessable, (ii) no person other than the Transferors, as applicable, has a record or beneficial interest in or a right to acquire or vote any of such shares, (iii) upon the Closing, the Transferee will acquire good and valid title to the Insider Shares free and clear of all Encumbrances, (iv) the Transferors together have good and marketable title to all of the Insider Shares and have a right to transfer all such Insider Shares under this Agreement to satisfy the requirement under this Agreement and Section 8.5 of the Merger Agreement, and (v) the Transferors hold and will hold as of immediately prior to the Closing, at least 400,000 Insider Shares.

3. Representations and Warranties of the Transferors and Goldenbridge. The Transferors and Goldenbridge each hereby represents and warrants to the Transferee that (i) such person has the power and authority to execute, deliver and perform such person’s obligations under this Agreement, (ii) this Agreement, when executed and delivered, will constitute such person’s valid and binding obligation, enforceable against such person in accordance with the terms hereof, and (iii) the execution, delivery and performance of this Agreement by such person will not violate any written or oral contract, agreement or instrument to which such person is a party. Goldenbridge hereby represents and warrants to the Transferees that the shares of Goldenbridge’s capital stock have the rights, preferences, privileges and restrictions set forth in the amended and restated memorandum and articles of association (as amended from time to time) and such shares are validly issued and outstanding, fully paid and nonassessable.

4. Representations and Warranties of the Transferee. The Transferee hereby represents and warrants to the Transferors and Goldenbridge that (i) the Transferee understands and acknowledges that the shares being acquired by the Transferee pursuant to this Agreement are not registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities act or any other federal or state laws, that such shares may not be resold without registration under the Securities Act and qualification under state securities laws except in certain limited circumstances and that the certificate(s) representing such shares will be legended as deemed necessary by Goldenbridge under applicable securities laws, (ii) the Transferee further understands and acknowledges that Goldenbridge has no present intention to effect registration of the shares to be acquired hereunder, Goldenbridge is under no obligation to effect such a registration, and there can be no assurance as to whether Goldenbridge will be able to effect any such registration at any particular time, if at all, (iii) the Transferee is an “accredited investor” as that term is defined in Rule 501 of Regulation D, as promulgated under the Securities Act, (iv) the Transferee has such knowledge of Goldenbridge and experience in financial and business matters in general, and investments and securities, in particular, so as to be capable of evaluating the merits and risks of an investment in the capital stock of Goldenbridge and making an informed decision with respect to the purchase of the shares being purchased hereunder, (v) the Transferee is acquiring such shares for the Transferee’s own account, not as a nominee or agent and not with a view to the sale or distribution of any part thereof, (vi) the Transferee has no present intention of selling, granting participation in, or otherwise distributing any such shares, (vii) the Transferee does not have any contract, undertaking or arrangement with any person to sell, transfer or grant participation to such person or to any third person, with respect to any of such shares, (viii) the Transferee has the power and authority to execute, deliver and perform the Transferee’s obligations under this Agreement, (ix) this Agreement, when executed and delivered, will constitute the Transferee’s valid and binding obligation, enforceable against the Transferee in accordance with the terms hereof, (x) the execution, delivery and performance of this Agreement by the Transferee will not violate any written or oral contract, agreement or instrument to which the Transferee is a party, and (xi) the Transferee agrees, with respect to the Insider Shares, if any, to be bound by the terms and conditions of the Escrow Agreement.

Annex E-2

5. Further Assurances. Each party hereto shall cooperate and take such action as may be reasonably requested by another party hereto in order to carry out the provisions and purposes of this agreement and the transactions contemplated hereby. Subject to the terms and conditions of this Agreement and the Merger Agreement, the Transferors agree to use their commercially reasonable best efforts to cause the Purchaser to have at least $10,000,000 in cash immediately after the Closing (netting off all the liabilities, costs and expenses owed by the Parent at the Closing). Notwithstanding anything else contained herein, neither shall any party seek, nor shall the Transferors, the Purchaser or the Parent be liable for, punitive or exemplary damages, with respect to the second sentence of this Section 5 or any matter otherwise relating to the second sentence of this Section 5 or arising in connection with the second sentence of this Section 5.

6. Trust Waiver. The Transferee hereby waives any and all right, title, interest or claim of any kind in or to any distribution of the Trust Account (“Claim”) and hereby waives any Claim the undersigned may have in the future as a result of, or arising out of, any contracts or agreements with Goldenbridge and will not seek recourse against the Trust Account for any reason whatsoever.

7. Transfer Restrictions. Each of the Transferors agrees that it shall not (a) sell, assign or otherwise transfer any of the Insider Shares, or (b) request that Goldenbridge register the transfer (book entry or otherwise) of any of the Insider Shares, in each case except in accordance with this Agreement and Section 8.5 of the Merger Agreement.

8. Expenses. Each party shall each bear their own legal and other expenses with respect to this Agreement and the transactions contemplated hereby. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorney’s fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled. Each party hereto shall indemnify and hold harmless each of the other parties hereto from and against any and all claims, liabilities or obligations with respect to any brokerage or finders’ fees or commissions or any similar charges (and the costs and expenses of defending against such actual or asserted claims, liabilities or obligations) in connection with this Agreement or any transaction contemplated hereby for which the indemnifying party or any of its officers, employees or representatives is responsible.

9. Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

10. Governing Law. This Agreement and the relationship between or among the parties hereto shall be governed by and construed and enforced in accordance with the laws of the State of New York, without regard to principles of conflicts of law.

11. Entire Agreement. This Agreement and the Merger Agreement constitute and contain the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes any and all prior negotiations, correspondence, agreements, understandings, duties or obligations between the parties respecting the subject matter hereof.

12. Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

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Annex E-3

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first above written.

Goldenbridge Acquisition Limited

By:
Name:	Yongsheng Liu
Title:	Chief Executive Officer

Transferors

Cross Wealth Investment Holding Limited

By:
Name:	Jining Li
Title:	Director

Asia Pacific Capital Management Limited

By:
Name:	Yongsheng Liu
Title:	Director

Yanhong Xue

Ray Chen

Kinpui Choi

Chen & Associates, LLC

By:
Name:	Michael Chen
Title:	Member

Claude P. Franco

Golden Bridge Holding, LLC

By:
Name:	Eddie Juling Ni
Title:	Authorized Signatory

Scienjoy Inc.

By:
Name:	Xiaowu He
Title:	Chief Executive Officer

Lucky Link International Limited

By:
Name:	Ka Lin Lo
Title:	Authorized Signatory

Can Wu

Transferee:

Auto Services Group Limited

By:
Name:
Title:

Annex E-4

SCHEDULE I

#	Transferors	Shares
1	Cross Wealth Investment Holding Limited
2	Asia Pacific Capital Management Limited
3	Yanhong Xue
4	Ray Chen
5	Kinpui Choi
6	Claude P. Franco
7	Chen & Associates, LLC
8	Golden Bridge Holding, LLC
9	Scienjoy Inc.
10	Lucky Link International Limited
11	Can Wu
	TOTAL	400,000

Annex E-5

Annex F

RESALE LOCK-UP AGREEMENT

This Resale Lock-Up Agreement (this “Agreement”) is dated as of [*], by and between the shareholder(s) set forth on the signature page to this Agreement (the “Holder”) and SunCar Technology Group Inc., a Cayman Islands exempted corporation (the “Purchaser”). Capitalized terms used and not otherwise defined herein shall have the meanings given such terms in the Merger Agreement (as defined below).

BACKGROUND

A. The Purchaser has entered into a Merger Agreement, dated as of [*] (the “Merger Agreement”), with Goldenbridge Acquisition Limited, Auto Services Group Limited (the “Company”), and certain other persons and entities signatory thereto; and

B. The Merger Agreement provides for, among other things, Merger Sub merging with and into the Company; the Purchaser acquiring 100% of the Company Shares and the shareholders of the Company (each a “Shareholder” and collectively the “Shareholders”) in exchange receiving the Closing Payment Shares in accordance with the terms set forth in the Merger Agreement; and

C. The Holder is the record and/or beneficial owner of Company Shares and is therefore entitled to receive the corresponding number of Closing Payment Shares pursuant to the Merger Agreement; and

D. As a condition of, and as a material inducement for the Purchaser to enter into and consummate the transactions contemplated by, the Merger Agreement, the Holder has agreed to execute and deliver this Agreement.

NOW, THEREFORE, for and in consideration of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties, intending to be legally bound, agree as follows:

AGREEMENT

13. Lock-Up.

a. During the Lock-up Period (as defined below), the Holder irrevocably agrees that it, he or she will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the Lock-up Shares (as defined below) (including any securities convertible into, or exchangeable for, or representing the rights to receive, Lock-up Shares), enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such Lock-up Shares, whether any of these transactions are to be settled by delivery of any such Lock-up Shares, in cash or otherwise, publicly disclose the intention to make any offer, sale, pledge or disposition, or enter into any transaction, swap, hedge or other arrangement, or engage in any Short Sales (as defined below) with respect to any security of the Purchaser.

b. In furtherance of the foregoing, the Purchaser will (i) place an irrevocable stop order on all Purchaser Ordinary Shares which are Lock-up Shares, including those which may be covered by a registration statement, and (ii) notify the Purchaser’s transfer agent in writing of the stop order and the restrictions on such Lock-up Shares under this Agreement and direct the Purchaser’s transfer agent not to process any attempts by the Holder to resell or transfer any Lock-up Shares, except in compliance with this Agreement.

c. For purposes hereof, “Short Sales” include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-US broker dealers or foreign regulated brokers.

Annex F-1

d. For purposes of this agreement, “Lock-up Period” means a period of twelve (12) months from the Closing Date under the Merger Agreement.

e. The restrictions set forth herein shall not apply to: (1) in the case of a corporation, limited liability company, partnership, trust or other entity, transfers or distributions to the Holder’s current general or limited partners, managers or members, stockholders, beneficiaries, other equityholders or to direct or indirect affiliates (within the meaning of Rule 405 under the Securities Act of 1933, as amended); (2) transfers by bona fide gift to a charity or to members of the Holder’s immediate family (for purposes of this Agreement, “immediate family” shall mean with respect to any natural person, any of the following: such person’s spouse (or spousal equivalent), the siblings of such person and his or her spouse (or spousal equivalent), and the direct descendants and ascendants (including adopted and step children and parents) of such person and his or her spouses (or equivalent) and siblings) or to a trust, the beneficiary of which is the Holder or a member of the Holder’s immediate family for estate planning purposes; (3) by virtue of the laws of descent and distribution upon death of the Holder; (4) pursuant to a qualified domestic relations order, provided that in each case (i) such transferee, distributee or devisee shall agree to be bound in writing by the terms of this Agreement prior to such transfer or disposition; (ii) such transfer or disposition shall not involve a disposition for value; (iii) any required public report or filing (including filings under the Exchange Act) shall disclose the nature of such transfer or disposition and that the Lock-Up Shares remain subject to the lock-up restrictions herein; and (iv) there shall be no voluntary public disclosure or other announcement of such transfer or disposition; (5) transactions relating to the Purchaser Ordinary Shares or other securities convertible into or exercisable or exchangeable for Purchaser Ordinary Shares acquired in open market transactions after the Closing; (6) the exercise of any options or warrants to purchase Purchaser Ordinary Shares (which exercises may be effected on a cashless basis to the extent the instruments representing such options or warrants permit exercises on a cashless basis); or (7) Transfers to Purchaser to satisfy tax withholding obligations pursuant to Purchaser’s equity incentive plans or arrangements.

14. Representations and Warranties. Each of the parties hereto, by their respective execution and delivery of this Agreement, hereby represents and warrants to the others and to all third party beneficiaries of this Agreement that (a) such party has the full right, capacity and authority to enter into, deliver and perform its respective obligations under this Agreement, (b) this Agreement has been duly executed and delivered by such party and is the binding and enforceable obligation of such party, enforceable against such party in accordance with the terms of this Agreement, and (c) the execution, delivery and performance of such party’s obligations under this Agreement will not conflict with or breach the terms of any other agreement, contract, commitment or understanding to which such party is a party or to which the assets or securities of such party are bound. The Holder has independently evaluated the merits of its decision to enter into and deliver this Agreement, and such Holder confirms that it has not relied on the advice of the Purchaser, the Purchaser’s legal counsel, or any other person.

15. Beneficial Ownership. The Holder hereby represents and warrants that it does not beneficially own, directly or through its nominees (as determined in accordance with Section 13(d) of the Exchange Act, and the rules and regulations promulgated thereunder), any shares of capital stock of the Purchaser, or any economic interest in or derivative of such stock, other than those Purchaser Class A Ordinary Shares specified on the signature page hereto. For purposes of this Agreement, the Purchaser Class A Ordinary Shares beneficially owned by the Holder as specified on the signature page hereto, together with any Purchaser Ordinary Shares acquired during the Lock-up Period, if any, are collectively referred to as the “Lock-up Shares.”

16. No Additional Fees/Payment. Other than the consideration specifically referenced herein, the parties hereto agree that no fee, payment or additional consideration in any form has been or will be paid to the Holder in connection with this Agreement.

17. Notices. Any notices required or permitted to be sent hereunder shall be delivered personally or by courier service to the following addresses, or such other address as any party hereto designates by written notice to the other party. Provided, however, a transmission per telefax or email shall be sufficient and shall be deemed to be properly served when the telefax or email is received if the signed original notice is received by the recipient within three (3) calendar days thereafter.

Annex F-2

(a)	If to the Purchaser:

SunCar Technology Group Inc.
c/o Goldenbridge Acquisition Limited

15/F, Aubin House

171-172 Gloucester Road

Wanchai, Hong Kong

Attn: Yongsheng Liu

Email: winstonca@163.com

With a copy (which shall not constitute notice) to:

Loeb & Loeb LLP

345 Park Avenue

New York, NY 10154

Attention: Giovanni Caruso, Esq.

Email: gcaruso@loeb.com

Fax: (212) 407-4866

(b)	If to the Holder, to the address set forth on the Holder’s signature page hereto,

or to such other address as any party may have furnished to the others in writing in accordance herewith.

18. Enumeration and Headings. The enumeration and headings contained in this Agreement are for convenience of reference only and shall not control or affect the meaning or construction of any of the provisions of this Agreement.

19. Counterparts. This Agreement may be executed in facsimile and in any number of counterparts, each of which when so executed and delivered shall be deemed an original, but all of which shall together constitute one and the same agreement.

20. Successors and Assigns. This Agreement and the terms, covenants, provisions and conditions hereof shall be binding upon, and shall inure to the benefit of, the respective heirs, successors and assigns of the parties hereto. The Holder hereby acknowledges and agrees that this Agreement is entered into for the benefit of and is enforceable by the Purchaser and its successors and assigns.

21. Severability. If any provision of this Agreement is held to be invalid or unenforceable for any reason, such provision will be conformed to prevailing law rather than voided, if possible, in order to achieve the intent of the parties and, in any event, the remaining provisions of this Agreement shall remain in full force and effect and shall be binding upon the parties hereto.

22. Amendment. This Agreement may be amended or modified by written agreement executed by each of the parties hereto.

23. Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

24. No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

25. Dispute Resolution. Article XII of the Merger Agreement regarding arbitration of disputes is incorporated by reference herein to apply with full force to any disputes arising under this Agreement.

26. Governing Law. The terms and provisions of this Agreement shall be construed in accordance with the laws of the State of New York.

27. Controlling Agreement. To the extent the terms of this Agreement (as amended, supplemented, restated or otherwise modified from time to time) directly conflicts with a provision in the Merger Agreement, the terms of this Agreement shall control.

[Remainder of page intentionally left blank; signature page follows]

Annex F-3

IN WITNESS WHEREOF, the parties hereto have caused this Resale Lock-Up Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

SUNCAR TECHNOLOGY GROUP INC.

By:
Name:	Yongsheng Liu
Title:	Director

Annex F-4

IN WITNESS WHEREOF, the parties hereto have caused this Resale Lock-Up Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

HOLDER

[HOLDER NAME]

By:
Name:
Title:

A ddress: [_____]

NUMBER OF the initial Lock-up Shares:

[*] Purchaser Class [A/B] Ordinary Shares

Annex F-5

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers.

PubCo’s Memorandum and Articles of Association provide that, subject to the provisions of the Cayman Islands laws, directors and officers, past and present, will be entitled to indemnification from PubCo against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer, other than by reason of his or her own dishonesty, willful default or fraud, in or about the conduct of PubCo’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his or her duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning PubCo or its affairs in any court whether in the Cayman Islands or elsewhere. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statement Schedules.

Exhibit Number	Description
1.1#	Merger Agreement dated May 23, 2022 (incorporated by reference to Exhibit 2.1 to the Goldenbridge Current Report on Form 8-K filed with the Securities and Exchange Commission on May 26, 2022)
3.1	Goldenbridge Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 to the Goldenbridge Registration Statement on Form S-1 filed with the Securities & Exchange Commission on January 20, 2021)
3.2*	Certificate of Incorporation of SunCar Technology Group Inc.
3.3*	Memorandum and Articles of Association of SunCar Technology Group Inc.
3.4*	Form of Amended and Restated Memorandum and Articles of Association of SunCar Technology Group Inc. (included as Annex B to this proxy statement/prospectus)
4.1	Specimen GBRG Unit Certificate (incorporated by reference to Exhibit 4.1 to the Goldenbridge Registration Statement on Form S-1 filed with the Securities & Exchange Commission on January 20, 2021)
4.2	Specimen GBRG Ordinary Share Certificate (incorporated by reference to Exhibit 4.2 to the Goldenbridge Registration Statement on Form S-1 filed with the Securities & Exchange Commission on January 20, 2021)
4.3	Specimen GBRG Rights Certificate (incorporated by reference to Exhibit 4.4 to the Goldenbridge Registration Statement on Form S-1 filed with the Securities & Exchange Commission on January 20, 2021)
4.4	Specimen GBRG Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Goldenbridge Registration Statement on Form S-1 filed with the Securities & Exchange Commission on January 20, 2021)
4.5	Warrant Agreement, dated March 1, 2021, by and between Continental Stock Transfer & Trust Company and the Registrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on March 5, 2021)
4.6	Rights Agreement, dated March 1, 2021, by and between Continental Stock Transfer & Trust Company and the Registrant (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on March 5, 2021)
4.7	Unit Purchase Option between Goldenbridge and Maxim Group LLC (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on March 5, 2021)
4.8*	Specimen of PubCo Ordinary Shares
5.1*	Form of Opinion of Maples and Calder (Hong Kong) LLP as to Validity of PubCo Ordinary Shares
8.1	Form of Tax Opinion by Loeb & Loeb LLP

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10.1	Letter Agreements, dated March 1, 2021, among the Registrant and the Registrant’s Officers and Directors (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on March 5, 2021)
10.2	Investment Management Trust Account Agreement, dated March 1, 2021, by and between Continental Stock Transfer & Trust Company and the Registrant (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on March 5, 2021)
10.3	Stock Escrow Agreement, dated March 1, 2021, among the Registrant, Continental Stock Transfer & Trust Company, and the initial shareholders (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on March 5, 2021)
10.4	Registration Rights Agreement, dated March 1, 2021, among the Registrant, Continental Stock Transfer & Trust Company and the initial shareholders (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on March 5, 2021)
10.5	Shareholder Support Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on May 26, 2022)
10.6*	Form of Employment Agreement between PubCo and PubCo’s executive officers
14	Form of Code of Ethics (incorporated by reference to Exhibit 14 to the Registration Statement on Form S-1/A filed with the Securities & Exchange Commission on January 20, 2021)
23.1*	Consent of Marcum Bernstein & Pinchuk LLP
23.2*	Consent of Friedman LLP
23.3*	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)
23.4*	Consent of Allbright Law Offices (included in Exhibit 99.1)
99.1*	Opinion of Allrbight Law Offices, PRC Counsel to the Registrant, regarding certain PRC law matters
99.2*	Consent of Zaichang Ye (PubCo’s director nominee)
99.3*	Consent of Bohong Du (PubCo’s director nominee)
99.4*	Consent of Haidong Zhang (PubCo’s director nominee)
99.5*	Consent of Yongsheng Liu (PubCo’s director nominee)
99.6*	Consent of Lin Bao (PubCo’s director nominee)
99.7*	Form of Proxy for Extraordinary General Meeting of Holders of Goldenbridge Ordinary Share
99.8*	Preliminary Proxy Card
99.9	Valuation Report of CHFT Advisory and Appraisal Ltd
107*	Calculation of Filing Fee Table

*	To be filed by amendment
†	Previously filed
#	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601. The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

Item 22. Undertakings

A.	PubCo hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

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(2)	That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

(5)	For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

B.	PubCo hereby undertakes:

(1)	that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)	that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

D.	The undersigned registrant hereby undertakes (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

E.	The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-4 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Cayman Islands, on the 29th day of August 2022.

SunCar Technology Group Inc.

By:	/s/ Yongsheng Liu
Name:	Yongsheng Liu
Title:	Sole Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following person on August 29, 2022 in the capacities indicated.

Name	Title

/s/ Yongsheng Liu	Sole Director
Yongsheng Liu

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